9/16

08005264

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Stornoway Diamond Corporation

*CURRENT ADDRESS Suite 800-625 Howe Street

Vancouver, BC

Canada V6C 2T6

**FORMER NAME

**NEW ADDRESS

PROCESSED

OCT 15 2008

THOMSON REUTERS

FILE NO. 82- 35235 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: WAC

DAT : 10/9/08

SHEARMAN & STERLING LLP

COMMERCE COURT WEST | SUITE 4405, P.O. BOX 247 | TORONTO | ONTARIO | M5L 1E8

WWW.SHEARMAN.COM | T +1.416.360.8484 | F +1.416.360.2958

RECEIVED
2008 SEP 16 P 12:03

September 12, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: Mary Cascio

Stornoway Diamond Corporation
Information Furnished Pursuant to
Rule 12g3-2(b) Under the
Securities Exchange Act of 1934

Dear Ms. Cascio:

We understand that you did not receive the package, containing the 12g3-2(b) exemption letter and related documents, originally sent to you on June 26 2008. We sincerely apologize for any inconvenience this may have caused.

Please see enclosed the 12g3-2(b) exemption letter and related documents.

Please do not hesitate to contact me at 416-360-2953 should you have any questions or comments.

Very truly yours,

Mahsa Izadpanah

Code of Conduct, filed June 13, 2008

RECEIVED
2009 SEP 15 P 12:03

STORNOWAY DIAMOND CORPORATION
CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

The Code of Business Conduct and Ethics (the "Code of Ethics") embodies the commitment of Stornoway Diamond Corporation (the "Corporation") and its subsidiaries to conduct our business in accordance with all applicable laws, rules and regulations and the highest ethical standards. **All employees and members of our Board of Directors are expected to adhere to those principles and procedures of the Code of Ethics that apply to them.**

Compliance and Reporting

Any employee or director who becomes aware of any existing or potential violation of the Code of Ethics may notify the Primary Contact, Secondary Contact or the Chair of the Audit and Risk Management Committee in accordance with the procedures set out in the Corporation's Whistleblower Policy (the "Whistleblower Policy") for guidance and direction on the topic . All reports will be treated confidentially and it is the Corporation's policy not to allow retaliation against anyone for reports of misconduct made in good faith.

Conflicts of Interest

A "conflict of interest" occurs when an individual's personal interest improperly interferes with the interests of the Corporation. Conflicts of interest are prohibited as a matter of policy, unless they have been approved by the Corporation. In particular, an employee or director must never use or attempt to use his or her position at the Corporation to obtain any improper personal benefit for himself or herself, for his or her family members or for any other person.

Any employee or director who is aware of any situation that is or could reasonably be expected to give rise to a conflict of interest must discuss the matter promptly with the Primary or Secondary Contact listed at the end of this Code of Ethics.

Employees' Other Interests

While the Corporation recognizes and respects an employee's right to take part in financial, business and other activities outside their jobs, these activities must be free of conflict with their responsibilities as the Corporation's employees. Employees must avoid acquiring any interests or participating in any activities that might reasonably be regarded as:

i. creating an obligation or distraction which would affect their judgement or ability to act solely in the Corporation's best interests; or
ii. depriving the Corporation of the time or attention required to perform their duties properly.

Employees must disclose to their supervisor, in writing, all business, commercial or financial interests or activities which might reasonably be regarded as creating an actual or potential conflict with their duties of employment.

Each employee of the Corporation who has executive or supervisory responsibility is required to see that actions taken and decisions made within his or her jurisdiction are free from the influence of any interests that might reasonably be regarded as conflicting with those of the Corporation.

Public Disclosure

Information in the Corporation's public communications, including securities commission filings and communications with shareholders, must be full, fair, accurate, timely and understandable. All employees and directors who are involved in the Corporation's disclosure process are expected to act in furtherance of this policy. In particular, these individuals are required to be familiar with the disclosure requirements for the Corporation and are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the Corporation to others, whether within or outside the Corporation, including the Corporation's independent auditors. Additionally, any employee or director with a supervisory role in the Corporation's disclosure process is required to discharge his or her responsibilities diligently. For further guidance, employees and directors should refer to the Corporation's Corporate Disclosure Policy.

Compliance with Laws, Rules and Regulations

Compliance with all applicable governmental laws, rules and regulations is essential to conducting our business. Each employee and director is expected to adhere to the standards and restrictions imposed by those laws, rules and regulations.

Accountability

Employees and directors will be held accountable for their adherence to the Code of Ethics. Failure to observe the terms of the Code of Ethics may result in disciplinary action, including termination of employment or removal from the Board of Directors. Violations of the Code of Ethics may also constitute violations of law and may result in civil or criminal penalties for employees, directors and the Corporation.

Corporate Opportunities

Employees and directors are expected to advance the Corporation's legitimate business interests when the opportunity to do so arises. Employees and directors may not take for themselves (or direct to a third party) a business opportunity that is discovered through the use of the Corporation's property, information or position, unless the Corporation has already been offered the opportunity and turned it down. More generally, employees and directors are prohibited from using corporate property, information or position to compete with the Corporation.

The line between personal benefits and those of the Corporation is often difficult to draw and sometimes both personal benefits and benefits to the Corporation may be derived from certain activities. If an employee or director has any questions that a personal use of the Corporation's property or services may not solely be for the benefit of the Corporation, he or she should discuss the matter with the Primary or Secondary Contact.

Confidentiality

In carrying out the Corporation's business, employees and directors often learn confidential or proprietary information about the Corporation, its customers, suppliers, business partners, or other third parties. Employees and directors must respect and support the confidentiality of such information, except when disclosure is authorized or legally mandated. Confidential or proprietary information includes, among other things: information regarding (i) current or future exploration plans and results, (ii) forecasts or projections, (iii) mergers, acquisitions, tender offers, joint ventures or changes in assets, (iv) changes in control, (v) significant new property acquisitions or dispositions, (vi) significant developments regarding projects, (vii) bankruptcies or receiverships (viii) changes in the Board, executive management or other senior personnel, (ix) changes of auditors or to the auditors' report to the shareholders, (x) significant events regarding Stornoway's securities (such as repurchase plans, stock splits, changes in rights of security holders, public or private sales of additional securities, and the like), (xi) changes to accounting policies, (xii) changes in rating agency decisions, (xiii) exceptions to corporate ethics or conduct practices that are put in place for key employees, which have not previously been disclosed to the public and (xiv) information regarding the Corporation's data collection, processing, enhancement and storage techniques and methods.

In addition, any non-public information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed. Employees and directors should refer to the policies set forth in the Corporation's Corporate Disclosure Policy for more detailed guidance on this topic.

Public Relations

The Corporation's Chief Executive Officer, President and the Manager of Investor Relations are responsible for all public relations, including all contact with the media, shareholders, analysts and other members of the investment community. For further guidance on this topic, please refer to the Corporation's Corporate Disclosure Policy.

Giving Gifts or Benefits

Employees and directors must not offer or give on behalf of the Corporation extravagant gifts or excessive entertainment or benefits to others.

Modest gifts and reasonable entertainment may be given for business purposes by appropriate employees or directors, where legally permitted and in accordance with local business practices, to persons or entities doing business or seeking to do business with the Corporation. No gift or entertainment should be of such value as to constitute a real personal enrichment of the recipient or to be perceived as such. Cash or cash value vouchers are not to be given. Gifts or entertainment given on behalf of the Corporation should be of a nature and

amount that avoid embarrassment and would not reflect unfavourably on the Corporation or the recipient, if subjected to public scrutiny.

Receiving Gifts or Benefits

Employees and directors must not use their position to obtain personal gain or benefit from those doing or seeking to do business with the Corporation. Employees and directors must not seek any gifts, payments, services, loans, or other benefits.

Employees and directors are required to select and deal with suppliers, customers and others doing or seeking to do business with the Corporation in a completely impartial manner and be perceived by others to be acting in an impartial manner, without favour or preference based upon any considerations other than the best interests of the Corporation. Modest gifts and reasonable entertainment may be received from business associates of the Corporation. No gift, favour or entertainment shall be of such a nature as might affect, or reasonably be perceived to affect, an employee's judgment or conduct in matters involving the Corporation. Cash or cash value vouchers are not to be accepted. Gifts or benefits of a more substantial nature from customers or suppliers are not encouraged. However, occasionally there are special circumstances that may apply and, in such cases, permission must be obtained from the Primary or Secondary Contact.

Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through illegal or unethical business practices. Stealing proprietary information, possessing or using trade secrets obtained without the owners consent, or inducing such disclosures by past or present employees of other companies is prohibited.

Each employee and director is expected to deal fairly with the Corporation's service providers, suppliers, competitors and employees. No employee or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

Equal Employment Opportunity and Harassment

Our personnel decisions are made on the basis of merit and contribution to the Corporation's success. Concern for the personal dignity and individual worth of every person is an indispensable element in our standard of conduct. The Corporation affords equal employment opportunity to all qualified persons without regard to any impermissible criterion or circumstance. This means equal opportunity in regard to each individual's terms and conditions of employment and in regard to any other matter that affects in any way the working environment of the employee. We do not tolerate or condone any type of discrimination prohibited by law, including harassment. Employees who experience or observe work-related discrimination, harassment or similar problems are urged to report them to the Primary or Secondary Contact.

Insider Trading

Securities legislation in Canada requires the Corporation to disclose material information in a timely manner. It also seeks to protect the public from abuse of material information by insiders of the Corporation before it is generally disclosed by imposing sanctions for such abuse. These sanctions may be imposed on directors and senior officers of the Corporation and other persons who have access to undisclosed material information about the Corporation as a result of that person's relationship with the Corporation (or an insider of the Corporation). They could, for example, be imposed on employees, family members of the Corporation's employees and on other persons who learn of undisclosed material information through the Corporation's employees.

It is both illegal and against policy for any employee or director who is aware of material non-public information relating to the Corporation, any of its customers, suppliers, service providers or other business partners, or any other company to buy or sell any securities of those issuers or to pass on the information to anyone else except in the necessary course of business. Accordingly, insiders and employees with knowledge of confidential or material information about the Corporation, or counter-parties in negotiations of material potential transactions, are prohibited from trading shares in the Corporation or any counter-party until the confidential or material information has been fully disclosed and a reasonable period of time has passed for such information to be widely disseminated.

Information respecting Stornoway is considered material information if it is information that significantly affects, or may be reasonably expected to have a significant effect on, the market price or value of Stornoway's securities ("Material Information"). Determination of the materiality of an event or information will be made by the Disclosure Committee. In determining materiality, a number of factors will be taken into consideration, including the nature of the information itself, the volatility of the price of the Corporation's securities and the prevailing market conditions. See "Confidentiality" above for examples of confidential or Material Information.

To prevent insider trading violations and avoid embarrassing situations both for the Corporation and employees and directors, all employees, officers or directors of the Corporation are prohibited from selling or buying securities of the Corporation at frequent intervals or selling such securities short at any time. Purchases of the Corporation's securities should be made for long term investment rather than for speculative purposes. It is the responsibility of each individual to ensure that he or she is not in possession of any Material Information prior to executing a trade in the Corporation's securities. Blackout periods may be prescribed from time to time by the Disclosure Committee as a result of special circumstances relating to the Corporation pursuant to which insiders of the Corporation would be precluded from trading in securities of the Corporation. All parties with knowledge of such special circumstances should be covered by the blackout. Such parties may include external advisors such as legal counsel, investment bankers, auditors and counter-parties in negotiations of material potential transactions.

Transactions that may be necessary or justifiable for independent reasons, including emergency expenditures and transactions planned before the employee or director learned the material information, are not exceptions to the foregoing trading restrictions. Even the appearance of an improper transaction must be avoided to prevent any potential risk to the Corporation or the individual. Violations of insider trading laws may be punishable by fines or

imprisonment.

Certain "insiders" are obliged to file reports for all trades made by them in the Corporation's securities. The persons subject to this obligation include:

- directors and senior officers of the Corporation;
- directors and senior officers of the Corporation's subsidiaries; and
- beneficial owners of more than 10% of the votes attached to the voting securities

of the Corporation as well as the directors and senior officers of such shareholders.

These insiders must file reports with various securities commissions in Canada. It is the responsibility of each insider to ensure that the required filings are made within the prescribed period.

Financial Controls and Records

Accounting and financial records must be maintained which accurately reflect all of the Corporation's transactions. Each operating unit is responsible for the design, implementation and maintenance of adequate systems of internal accounting and administrative controls.

The Corporation's accounting and financial records must reflect, in an accurate, complete and timely manner, all transactions affecting the Corporation in order to meet statutory requirements and to ensure proper preparation of the Corporation's financial statements in accordance with the applicable generally accepted accounting principles. Transactions must be properly authorized and approved and recorded in accordance with both the applicable generally accepted accounting principles and the highest standards of integrity. Accounting and financial records must be adequately protected from destruction or tampering.

While the management style adopted by the Corporation gives employees considerable discretion in their duties, all employees are responsible for establishing and maintaining an effective system of accounting and administrative controls in their area of responsibility. The objective of these controls is to provide assurance that all assets are adequately protected, properly used and the financial records accurately reflect the assets and liabilities of the Corporation. Individuals with management-level responsibilities are responsible for knowing what can go wrong in their area of responsibility, and to be alert for symptoms of wrongdoing, loss or errors.

No person may conceal information from management, the Corporation's external auditors or legal counsel.

Internal control provides the Corporation with a system of "checks and balances" to assist in ensuring that accounting and administrative policies are complied with throughout the Corporation. This is not only a good business practice, but also ensures compliance with the various securities and tax laws to which the Corporation is subject.

Waivers Of The Code Of Ethics

The Corporation may waive certain provisions of the Code of Ethics when deemed absolutely appropriate under the circumstances. Any employee or director who believes that a waiver may be called for should discuss the matter with the Primary or Secondary Contact. Waivers for executive officers (including Senior Financial Officers) or directors of the Corporation may be made only by the Board of Directors or a committee of the Board. Waivers will be disclosed as required under applicable securities commission and stock exchange rules.

Primary and Secondary Contacts *(will be updated as applicable)*

Primary Contact

Matthew Manson
President
Phone Number: (416) 304-1026
e-mail: mmanson@stornowaydiamonds.com

Secondary Contact

Zara Boldt
Vice President, Finance
Phone Number: (604) 983-7750
e-mail: zboldt@stornowaydiamonds.com

Approved: December 13, 2007

Acknowledgement

I, (insert name) ______________________ hereby acknowledge having reviewed the Stornoway Diamond Corporation Code of Business Conduct and Ethics (the "Code of Ethics") and that I understand its provisions and will respect this Code and its intent at all times.

______________________________ Date:_________________________

(Signature)

New release, filed June 10, 2008.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

TSX: SWY
SWY 08-09
June 9, 2008

STORNOWAY CONFIRMS FOUR NEW QILALUGAQ KIMBERLITES DIAMONDIFEROUS
Diamond Content of 30 cpht for 5.4 ha Q1 Body

Stornoway Diamond Corporation (TSX-SWY) is pleased to provide the following update for the 1.04 million acre Qilalugaq Project, situated north of Repulse Bay in Nunavut. The property hosts 17 kimberlites, including the 14 ha coalescing Q1-4 bodies, currently the largest known kimberlite in the eastern Arctic and the subject of a previous large scale sampling program by BHP Billiton Diamonds Inc. ("BHP Billiton"). Under the terms of an option agreement signed between BHP Billiton and Stornoway on July 10, 2006 and revised June 5, 2008, Stornoway can earn 50% in the project from BHP Billiton by spending $9 million before December 31, 2012.

Dense Media Separation (DMS) processing of 20.28 tonnes (dry) of kimberlite collected during 2007 as a single surface sample from the outcropping Q1 (also known as A28) kimberlite returned a total of 6.081 carats of diamonds, indicating a diamond content of 30 cpht for stones retained on a 0.85mm square mesh screen. The largest intact diamond recovered from this sample was a 0.37 carat light brown irregular stone. Some 25 pieces of a larger but mechanically broken colourless stone were recovered, representing an original crystal weight of at least 0.7925 carats. Other unrecognized fragments of this diamond may be present in the stone counts below. The Q1 (A28) diamonds are described as a mix of mostly octahedral and tetrahexahedroid forms. Stone colours range from colourless to light brown, with a small component of yellows.

Sample	Dry Weight (tonnes)	No. Stones >0.85mm	Carats[1]	Diamond Content[2] (cpht)[3]	Largest Diamonds (carats)
2007 Q1 (A28)	20.28	193	6.081	30.0	0.79[4], 0.37, 0.36, 0.29

1 Represents stones retained on a +0.85mm square mesh screen

2 The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the sample

3 Carats per hundred tonnes

4 Broken stone (minimum weight as measured from 25 recovered pieces)

Stornoway CEO, Eira Thomas commented: "The Q1-4 kimberlite complex remains a compelling target for the Company. Minibulk sampling to date has established a modest grade, but it is a large, outcropping ore body, located 10 km from tidewater with the potential to yield a 10 million carat plus resource. Early indications of diamond quality have also been encouraging and Stornoway is now considering a larger bulk sample to properly characterize the diamond population and provide a preliminary estimate of diamond value".

Prospecting activities undertaken during the summer 2007 program extended the strike length of the Naujaat 1 and Naujaat 2 kimberlite dykes, originally discovered during 2006 (see press release dated August 23, 2006), and identified four new kimberlite dykes, Naujaat 3 through Naujaat 6, inclusive (see press release dated September 11, 2007). Collectively, the Naujaat 1 to Naujaat 6 bodies and the known diamondiferous kimberlite pipes suggest the presence of a 26 km long, structurally favourable, belt

that has been exploited by kimberlite magmas rising from the mantle. No drilling or mechanized trenching has been undertaken on the Naujaat 1 to Naujaat 6 bodies.

Surface expressions of kimberlite subcrop from Naujaat 1 to 4 and Naujaat 6 were sampled to determine microdiamond content by caustic fusion analysis. As noted previously, (see press release dated September 11, 2007) the Naujaat 5 kimberlite occurs only as disaggregated frost heaved 'green tills' for which no fresh representative sample could be collected. All of the 2007 caustic fusion samples retuned diamonds, with results summarized in the table below. Recovery of +0.60 and +0.85mm stones from Naujaat 4 during caustic fusion is considered to be a positive development.

Body	Sample Weight (kg)	NUMBER OF DIAMONDS PER SIEVE SIZE (MM SQUARE MESH SIEVE)									Total
		+0.106 mm	+0.150 mm	+0.212 mm	+0.300 mm	+0.425 mm	+0.600 mm	+0.850 mm	+1.180 mm	+1.7 mm	
Naujaat 1	138.49	34	20	12	19	8	1	0	0	0	94
Naujaat 2	60.19	3	3	2	2	0	0	0	0	0	10
Naujaat 3	243.30	0	8	4	2	2	0	0	0	0	16
Naujaat 4	94.75	13	12	13	2	1	1	1	0	0	43
Naujaat 6	158.40	14	14	5	1	1	0	0	0	0	35

Small DMS samples were collected in 2007 from kimberlites Naujaat 1, 2, 3 and 6 to gain greater information on potential macrodiamond content. Although the sample sizes are too small to accurately reflect total diamond content (see discussion in Historical and Comparative section below), only the Naujaat 1 body recovered any diamonds on the 0.85mm or greater square mesh screen, as reported below.

Sample	Dry Weight (tonnes)	No. Stones >0.85mm	Carats [1]	Diamond Content[2] (cpht)[3]	Largest Diamond (carats)
Naujaat 1	0.588	4	0.0305	5.2	0.0080
Naujaat 2	0.913	0	n/a	n/a	n/a
Naujaat 3	1.703	0	n/a	n/a	n/a
Naujaat 6	0.998	0	n/a	n/a	n/a

1 Represents stones retained on a +0.85mm square mesh screen

2 The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the sample

3 Carats per hundred tonnes

The 2008 program is anticipated to commence in July, depending on weather and logistical considerations, and will focus on unsourced mineral indicator mineral trains with promising chemistry. Stornoway will also conduct additional prospecting along the Naujaat 4 and 5 bodies to determine if sufficient unweathered material exists at surface to facilitate the collection of larger samples.

Stornoway also announces that terms of the original option agreement signed between Stornoway and BHP Billiton on July 10, 2006 (see press release dated July 12, 2006) have been revised, such that Stornoway may earn up to a 50% interest in the Qilalugaq Diamond Property by spending a total of $9

million before December 31, 2012 (changed from December 31, 2011). Thereafter, a joint venture will be formed whereby the partners agree to jointly fund the next $6 million in property expenditures over two years. After $6 million in expenditures have been incurred, BHP Billiton shall have a one time election to earn a further 15% interest in the project (bringing its total interest to 65%) by incurring the next $15 million in expenditures.

Historical and Comparative Data

The Qilalugaq Property was acquired by BHP Billiton in 2001 and has undergone several phases of exploration using airborne geophysics (magnetics, electromagnetics and gravity surveying) together with property wide till sampling, drilling and limited minibulk sampling. Eleven kimberlites were discovered by BHP Billiton as a result of this work, ten of these were analysed and proven diamondiferous. The Qilalugaq bodies share geological similarities with the Aviat bodies and appear to be the same age. The largest kimberlite identified by BHP Billiton is a complex made up of the Qilalugaq 1, 2, 3, and 4 pipes which coalesce to form a body with an approximate area of 14 ha. Other drill confirmed bodies range in size from 0.8 to 11.0 ha based on interpretation of geophysical data. A mini-bulk sample of 229.7 dry tonnes extracted from the Qilalugaq 1-4 (Q1-4) complex by RC and core drilling returned a total of 61.37 carats (for stones greater than 1.1 mm), indicating a calculated sample grade of 27 cpht. The Q1 body, approximately 5.4 ha in size, was not tested with RC drilling and is therefore under represented in this mini-bulk sample.

Stornoway collected a 4.2 tonne sample by hand pitting of the Q1 (A28) kimberlite body in 2006., A diamond content of 32.8 cpht, including a 0.587 carat stone, was reported following DMS processing (see press release dated May 14, 2007). BHP Billiton previously collected a 9.6 tonne sample from the same body by drilling and derived a diamond content of 26 cpht. During 2007, Stornoway excavated an additional 20.3 tonnes of kimberlite from the A28 kimberlite pipe by hand pitting of surface exposures as reported above. Historical results and a cumulative total are provided in the table below.

Disclosure Date	Sample Type	Dry Weight (tonnes)	Carats[1]	Diamond Content[2] (cpht)[3]	Largest Diamond (carats)
05-June-2008	Q1 (A28) Surface	20.28	6.081	30.0	0.79[4]
14-May-07	A28 Surface	4.19	1.380	32.8	0.587
14-May-07	Q1 Historical Drilling (BHP Billiton)	9.60	2.496	26.0	n/a
	Cumulative Total	**34.07**	**9.957**	**29.2**	**0.79[4], 0.587**

1 Represents stones retained on a +0.85mm square mesh screen

2 The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples

3 Carats per hundred tonnes

4 Broken stone (minimum weight as measured from 25 recovered pieces)

During 2006, Stornoway also discovered two kimberlite dykes by prospecting - the Naujaat 1 and Naujaat 2 bodies (see press release dated August 23, 2006). Caustic fusion results from Naujaat 1 collected at three locations along strike confirmed that the body was diamondiferous, and suggested a possible variation in diamond content may occur over the 3.1 km strike length. The small DMS sample collected in

2007, and reported above, indicates a potentially higher diamond content than the 2006 work, although the two samples were separated by a distance of 2.5 km. It is possible that what was thought to be a single body (Naujaat 1) is actually two separate features, but limitations to field exposures and unresolved geophysical variations preclude a definitive conclusion. The reader is also cautioned about drawing conclusions from the processing of small samples especially when dealing with lower grade kimberlite bodies. Apparent variations or discrepancies in diamond content may be attributable to natural factors, surficial weathering, collection issues, processing and recovery parameters, etc.

Disclosure Date	Sample Type	Dry Weight (tonnes)	Carats[1]	Diamond Content[2] (cpht)[3]	Largest Diamond (carats)
05-June-2008	Naujaat 1 2007	0.588	0.0305	5.2	0.0080
14-May-07	Naujaat 1 2006	1.015	0.0045	0.5	0.0045

1 Represents stones retained on a +0.85mm square mesh screen

2 The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples

3 Carats per hundred tonnes

Scientific and Technical Data

Diamond results reported above are based on work completed by Microlithics Laboratories, Thunder Bay, Ontario, an independent mineral process laboratory currently providing services exclusively to Stornoway and its affiliates. The DMS samples were processed through a 1.5 tonne per hour (tph) DMS plant designed to recover stones retained on a 0.85mm square mesh sieve. Kimberlite was prepared through a primary jaw crusher, with -10 mm material fed directly into the DMS. All +10 mm material was subsequently reduced through secondary cone crushing. DMS concentrates were submitted for caustic fusion and the residues hand sorted to extract diamonds. Caustic fusion analysis of individual rock samples was also undertaken at Microlithics. As part of Stornoway's ongoing QA/QC programs, DMS tails, concentrate residues and other materials are subject to audit. Any significant changes to recovered diamond contents will be reported when available. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol. (NT/NU), Vice President, Exploration, a Qualified Person under NI 43-101. Mr. Hopkins has reviewed the contents of this press release.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in seven Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

On behalf of the Board

STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed May 21, 2008.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

RECEIVED
2008 SEP 16 P 12:23

TSX: SWY
SWY 08-08
May 15, 2008

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

STORNOWAY PROVIDES AVIAT PROJECT SPRING UPDATE
Increases Project Interest to 90%

Stornoway Diamond Corporation (TSX-SWY) and Hunter Exploration Group (Hunter) are pleased to provide the following update for the 486,000 acre Aviat Project, host to eleven significantly diamondiferous kimberlites and located on the Melville Peninsula in eastern Nunavut, Canada (see map available at http://www.stornowaydiamonds.com/_resources/Kimberlite-Bodies.jpg).

Spring 2008 highlights include:

- Joint venture has approved a $3.05 million program for 2008
- Acquisition of BHP Billiton Diamonds Inc.'s 14.4% interest in the project, bringing Stornoway's project interest to 90% (Hunter holds a 10% interest, carried to production)
- Acquisition of Hunter's right to market 10% of the diamonds (previously purchased by BHP Billiton), bringing Stornoway's diamond marketing rights to 100%
- 82 carats per hundred tonnes (cpht) from Dense Media Separation (DMS) processing of 1.96 dry tonnes from the AV8 Upper kimberlite
- Mobilization of crews for the 2008 exploration program (work to include ground geophysics and drilling at the recently discovered AV9 kimberlite pipe, drilling on the AV267 sheet in support of a conceptual resource study and collection of a 150-200 tonne bulk sample from the AV267 body)

Earlier this year, Stornoway and BHP Billiton Diamonds Inc. ("BHP Billiton") unanimously approved a $3.05 million program at Aviat for 2008. This included the collection of a larger tonnage kimberlite sample from the AV267 sheet, of which the initial 200 tonne sample was to be solely funded by BHP Billiton under the terms of the Joint Venture Agreement. Under an assignment agreement between Stornoway and BHP Billiton, BHP Billiton assigned to Stornoway all of its interest in the Aviat Project and its rights to market all diamonds of Hunter Exploration Group produced from the Project in consideration for the assumption by Stornoway of BHP Billiton's obligations under the joint venture agreement, including this bulk sampling obligation and all future funding obligations.

Stornoway's CEO Eira Thomas stated: "Results from 2007 confirmed the potential for a large tonnage, high grade diamond resource at Aviat and the project will continue to be a top priority for the Company in 2008. Consolidation of the Aviat project interest allows Stornoway to move forward expeditiously with our plans to complete a high level conceptual resource study on the AV267 kimberlite complex and further drill-test the diamondiferous AV-9 kimberlite pipe which was discovered late last year and remains open both laterally and vertically. It is possible that AV-9 could represent an important feeder zone related to the AV267 sheet."

DMS processing of 1.956 tonnes (dry) of kimberlite collected during 2007 as a single sample from a freshly excavated surface expression of the AV8 Upper kimberlite returned a total of 1.6065 carats of diamonds, indicating a diamond content of 82 cpht for stones retained on a 0.85mm square mesh screen. The largest stone recovered from this small sample was a 0.38 ct light grey tetrahexahedroid. The AV8 diamonds are described as a mix of white, grey and brown stones representing mostly tetrahexahedroid and combination forms.

Sample	Dry Weight (tonnes)	No. Stones >0.85mm	Carats [1]	Diamond Content[2] (cpht)[3]	Largest Diamonds (carats)
2007 AV8 Upper	1.956	54	1.6065	82.1	0.38, 0.18, 0.10

[1] Represents stones retained on a +0.85mm square mesh screen

[2] The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples

[3] Carats per hundred tonnes

Eira Thomas stated: "We collected a fresher sample from AV-8 in 2007 which returned a much better result than our previous sample from 2005 and is consistent with the results from the other Aviat bodies tested. We are particularly encouraged by the presence of larger stones in a small DMS sample, once again supporting previous suggestions of a potentially commercial sized diamond distribution for the significantly diamondiferous kimberlite bodies at Aviat."

AV8, originally discovered as outcrop in 2005 and situated some 3km east-southeast of AV267, was drill tested in 2005 and 2006. Drilling intersected three distinct sheets of kimberlite (Upper, Middle and Lower), striking roughly north-south, dipping at about 10 - 20 degrees to the west, separated by a vertical distance of 20-30m and extending over a drilled surface area of about 650m by 375m. The AV8 Upper sheet averages 2.9m true thickness in the vicinity of the original AV8 outcrop (see press release dated October 11, 2006). The heavily weathered discovery outcrop of AV8 Upper was the site of an earlier 2.5t surface DMS sample, historical results of which are restated below. The improved diamond content for AV8 Upper derived from the new 2007 work reported herein is ascribed to the collection of a fresher, less weathered sample, and is more consistent with the other Aviat bodies.

Disclosure Date	Sample Type	Dry Weight (tonnes)	Carats[1]	Diamond Content[2] (cpht)[3]	Largest Diamond (carats)
11-Jan-07	AV8 Upper	2.53	0.6545	26	0.129

[1] Represents stones retained on a +0.85mm square mesh screen

[2] The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples

[3] Carats per hundred tonnes

The Aviat exploration camp is currently being readied for the 2008 exploration program, which will commence on or about May 14, 2008. Exploration activities during 2008 will initially focus on the AV9 kimberlite pipe, discovered at the end of the 2007 program (see press release dated August 23, 2007). Kimberlite was intersected within a horizontal area measuring approximately 60 x 60 meters, and to a vertical depth greater than 100 meters, but neither the lateral nor vertical extent of AV9 are known at the present time. AV9 is described as a transitional kimberlite pipe, containing both macrocrystic hypabyssal and transitional hypabyssal breccia phases. Caustic fusion of 307.26kg (dry) of kimberlite core from AV9 returned 236 diamonds (stones retained on a 0.106mm square mesh sieve) and was previously reported on December 12, 2007. AV9 is situated along the same regional structural feature that hosts the AV1 kimberlite pipe, and additional targets along this regional feature have been identified and prioritized for drill testing in 2008.

Drilling will also be undertaken on the AV267 sheet to support a conceptual resource study. AV267 is one of seven separate kimberlite sheets intersected over an area measuring about 1.5 by 3.5 km within the Eastern Sheet Complex, part of the Tremblay Corridor. These shallowly dipping (8 to 20 degrees), macrocrystic, hypabyssal kimberlite sheets with associated zones of kimberlite breccia are thought to be part of a sequence of layered, horizontally stacked sheets separated by vertical distances of 10 to 30m. Drilling to date has intersected AV267 over approximately 2km of strike length and up to 500m down dip. True thickness averages about 3m, with most intersections ranging from 2.5 to 4.0m. At the present time the sheet is thought to thicken from northeast to southwest, achieving widths of up to 7m as it approaches the regional fault hosting the AV1 and AV9 kimberlite pipes. The Company is investigating the hypothesis that the eastern kimberlites represent occurrences of a single system of stacked kimberlite sheets underlying the entire 1.5 by 3.5 kilometer area. One such sheet alone would represent a substantial potential tonnage of diamondiferous material.

On January 29, 2008, Stornoway reported a diamond content of 162 carats per hundred tonnes (cpht) from DMS processing of 20.6 dry tonnes from the AV267 kimberlite, including the recovery of a 3.64 carat gem quality white dodecahedron, the largest stone from the Aviat Project to date. An additional 150-200 tonne sample of kimberlite will be collected from surface exposures of the AV267 sheet this season, once weather and logistical considerations allow. The sample will be shipped south by scheduled barge for DMS processing, with results expected late in 2008. The purpose of the 150-200 tonne sample will be to establish a value for the Aviat diamonds that can be used in conjunction with the conceptual resource study to examine the economic potential of the Aviat Project.

Scientific and Technical Data

Diamond results reported above are based on work completed by Microlithics Laboratories, Thunder Bay, Ontario, an independent mineral process laboratory currently providing services exclusively to Stornoway and its affiliates. The 1.96 tonne sample was processed through a 1.5 tonne per hour (tph) DMS plant designed to recover stones retained on a 0.85mm square mesh sieve. Kimberlite was prepared through a primary jaw crusher, with -10 mm material fed directly into the DMS. All +10 mm material was subsequently reduced through secondary cone crushing. DMS concentrates were submitted for caustic fusion and the residues hand sorted to extract diamonds. As part of Stornoway's ongoing QA/QC programs, DMS tails, concentrate residues and other materials are subject to audit. Any significant changes to recovered diamond grades will be reported when available. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol. (NT/NU), Vice President, Exploration, a Qualified Person under NI 43-101.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in seven Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

This news release may contain forward looking statements, being statements which are not historical facts, including, without limitation, statements regarding potential mineralization, exploration results, resource or reserve estimates, anticipated production or results, sales, revenues, costs, "best-efforts" financings or discussions of future plans and objectives. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from the Company's expectations are in Company documents filed from time to time with the Toronto Stock Exchange and provincial securities regulators, most of which are available at www.sedar.com. The Company disclaims any intention or obligation to revise or update such statements.

New release, filed April 29, 2008.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

RECEIVED

2008 SEP 16 P 12:07

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

TSX: SWY
SWY 08-07
April 25, 2008

NEW RENARD DIAMOND VALUATION RESULTS AND PRE-FEASIBILITY UPDATE

Stornoway Diamond Corporation (TSX-SWY) is pleased to provide new diamond valuation results from the Renard 2, 3 and 4 kimberlite pipes, and Lynx and Hibou kimberlite dykes, located at the Foxtrot Property in North Central Québec. The Foxtrot Property is a 50:50 joint venture with SOQUEM INC. ("SOQUEM"). The new valuations have been obtained to provide current diamond price data in support of the ongoing Renard Pre-Feasibility study, the results of which are expected shortly. Three new diamond valuation parcels from Renard 4, Lynx and Hibou were presented for valuation in Antwerp, Belgium under the supervision of WWW International Diamond Consultants Ltd. ("WWW"), an internationally recognized diamond valuation and consulting company. In addition, WWW updated valuations previously obtained on bulk sample diamond parcels from Renard 2, 3 and 4.

Highlights

- Revised "base case" diamond price model for both Renard 2 and 3 of **US$121** per carat, an increase of **11%**
- Revised "base case" diamond price model for Renard 4 (Northern Complex Zone) of **US$79** per carat, an increase of **14%**
- Newly determined "base case" diamond price model for the Lynx kimberlite dyke of **US$66** per carat
- Renard Pre-Feasibility study nearing completion

CEO Eira Thomas stated, "The increases in the modeled diamond prices for Renard 2, 3 and 4 reflect the strengthening of the diamond market since the original valuation exercise in September 2007, particularly in the type of large, high value gems that are well represented at Renard. The diamond price estimate obtained for Lynx, while lower than that of the Renard kimberlite pipes, confirms the potential of the Lynx-Hibou system of kimberlite dykes to form economically viable ore given their high diamond content and accessibility for surface trenching."

Diamond Valuation Results

Renard 2 and 3

WWW have recommended a revised modeled "Base Case" diamond price estimate for both the Renard 2 and Renard 3 kimberlite pipes of US$121 per carat, with a "High" modeled price estimate of US$136 per carat and a "Low" modeled price estimate of US$108 per carat. This is an 11% increase compared to the previous diamond price model of $109 per carat obtained in September 2007 in an open market valuation exercise (Stornoway press release dated October 22nd, 2007). The revised model was generated by WWW restating their own September 2007 valuation result on each diamond parcel on the basis of their March 2008 price book, and applying an adjustment factor to the diamond price model accordingly.

The revised Renard 2 and 3 diamond price models are summarized as follows:

Table 1: Renard 2 & 3 Revised Valuation Model

Kimberlite Sampled	Weight of Valuation Sample (Carats)*	September 2007 "Base Case" Diamond Price Model (US$/carat)	March 2008 "Base Case" Diamond Price Model (US$/carat)	Percentage Increase in Model Price
Renard 2	1,589.57	$109 (with sensitivities of $105 to $122)	**$121** (with sensitivities of $108 to $136)	**11%**
Renard 3	2,651.17			

* Sample weights represent the total carat weight of diamonds presented for valuation following the combination of individual sub-samples and after acid cleaning.

Renard 4

WWW have recommended a revised modeled "Base Case" diamond price estimate for the Renard 4 kimberlite pipe of US$79 per carat, with a "High" modeled price estimate of US$87 per carat and a "Low" modeled price estimate of US$71 per carat. This is a 14% increase compared to the September 2007 diamond price model of US$69 per carat. The revised model was generated in a similar fashion to that of Renard 2 and 3 above, but also incorporated the results of a valuation by WWW of 504 carats from the additional Renard 4 sample "4003". Sample 4003 was collected in 2006 as part of the Renard 4 bulk sample program, which comprised surface trenching within the Renard 4 "Northern Complex Zone" (NCZ). 4003 was processed subsequent to the September 2007 valuation exercise so as to increase the size of the Renard 4 valuation parcel and to assist in determining the exact nature of the NCZ diamond size distribution (Stornoway press release dated December 13th, 2007).

The revised Renard 4 diamond price model is summarized as follows:

Table 2: Renard 4 Revised Valuation Model

Kimberlite Sampled	Weight of Valuation Sample (Carats)*	September 2007 "Base Case" Diamond Price Model (US$/carat)**	March 2008 "Base Case" Diamond Price Model (US$/carat)	Percentage Increase in Model Price
Renard 4 - N. Complex Zone	2,695.63	$69 (with sensitivities of $63 to $73)	**$79** (with sensitivities of $71 to $87)	**14%**

* Sample weights represent the total carat weight of diamonds presented for valuation following the combination of individual sub-samples and after acid cleaning, and including 504 carats of diamonds from sample 4003 not available at the time of the September 2007 valuation.

** Model based on an original valuation sample of 2,192 carats.

Lynx and Hibou

WWW have further recommended a modeled "Base Case" diamond price estimate for the Lynx kimberlite dyke of US$66 per carat, with a "High" modeled price estimate of US$97 per carat and a "Low" modeled price estimate of US$56 per carat. In addition to performing their own valuation on the 520 carat Lynx diamond parcel, WWW showed the parcel to two other Antwerp based experienced rough diamond valuators in order to obtain additional market based valuations. The average "observed" (un-modeled) price of the three valuations was US$53 per carat. The Lynx diamond valuation parcel was recently recovered from 494 tonnes of kimberlite extracted from two trench locations along the surface trace of the dyke during 2007 (Stornoway press release dated December 13th, 2007). The parcel includes a 21 carat stone which was broken during sample processing and recovered in principally three fragments, the largest of which weighs 11.73 carats.

WWW also performed a valuation on a 40 carat parcel of diamonds recovered from recent trenching on the Hibou kimberlite dyke (Stornoway press release dated January 28th, 2008). This small parcel of diamonds was valued by WWW alone, who determined an "observed" (un-modeled) price of US$43 per carat. Owing to the size of the parcel, no diamond price modeling exercise was possible. However, WWW have recommended that, for planning purposes, a diamond price of US$66 per carat be adopted for the Hibou kimberlite dyke, conditional upon the collection of a bulk sample that demonstrates an incidence of large diamonds similar to that seen at Lynx.

The complete Lynx and Hibou diamond price models are summarized as follows:

Table 3: Lynx and Hibou Valuations

Kimberlite Sampled	Weight of Valuation Sample (Carats)*	Largest Diamonds (Carats)	Observed (Un-Modeled) Average Diamond Price (US$/carat)	"Base Case" Diamond Price Model (US$/carat)
Lynx	519.62	11.73, 5.87	$53	**$66** (with sensitivities of $56 to $97)
Hibou	38.98	1.01, 0.67	$42	none determined**

* Sample weights represent the total carat weight of diamonds presented for valuation following the combination of individual sub-samples and after acid cleaning.

** WWW have recommended that, for planning purposes, a diamond price of US$66/carat be adopted for the Hibou kimberlite dyke, conditional upon the collection of a bulk sample that demonstrates an incidence of large diamonds similar to that seen at Lynx.

Renard Pre-Feasibility Study Update

The Renard Pre-Feasibility Study is nearing completion. Preliminary mine design, diamond plant design and capital and operating cost estimation have been completed in draft form and are awaiting the finalization of a National Instrument ("NI") 43-101 compatible resource estimation by AMEC Americas Ltd. ("AMEC"). Completion of the resource estimate is required before a fully optimized, conceptual mine plan can be determined, operating and capital parameters fixed, and a financial model established. Delays in the completion of this work are attributable to congestion within the broader diamond mining sector, with multiple, concurrent development projects competing for a limited number of specialized resource estimation professionals. However, Stornoway expects to receive a finalized resource model shortly, allowing disclosure of the results of the Pre-Feasibility work to commence on a timely basis.

AMEC is an international project management and services company with broad experience in the Canadian diamond mining sector. The principal author of the Renard Pre-Feasibility Study is Agnico-Eagle Mines Limited (TSX: AEM), a leading mine developer in the Province of Québec and Stornoway's largest shareholder.

Scientific and Technical Data

The diamond valuation results reported in this release were obtained during a valuation exercise undertaken in Antwerp, Belgium, between the 26th and 28th of March 2008, and by applying updated diamond price information to a valuation exercise undertaken in Antwerp between the 24th and 28th of September 2007. During the September 2007 valuation exercise, WWW and an additional three independent diamond valuators were employed, under the supervision of WWW, to determine diamond price estimates on the Renard 2, 3 and 4 diamond parcels. During the March 2008 valuation exercise, WWW and an additional two independent diamond valuators were employed to determine a diamond price estimate for the Lynx dyke diamond parcel, and WWW alone was employed to determine a diamond price estimate for the Renard 4 sample "4003" and the Hibou diamond parcel. Adjustment factors to

diamond price models for Renard 2, 3 and 4 are based on an estimate of diamond price change between September 2007 and March 2008 by WWW, and assumes a similar price escalation would have been applied by the other three independent diamond valuators over the same period. All diamond valuations are based on a +1 DTC sieve size cut-off.

The diamond parcels valued were recovered after the processing of kimberlite bulk samples with a 10 tph dense media separation plant owned by Stornoway (through its wholly owned subsidiary Ashton Mining of Canada Inc.) and SOQUEM in joint venture, and operated by Stornoway. Diamonds were recovered from concentrate at Stornoway's wholly owned and operated mineralogical laboratory in North Vancouver, British Columbia. Quality assurance protocols and actual operating procedures for the processing, transport and recovery of diamonds under the Renard bulk sample program, including arms-length security provisions, conform to industry standard Chain of Custody provisions and were subject to the review of AMEC, who were contracted to provide third party accreditation for program data. The Renard program is managed by Dave Skelton, P.Geol., Senior Project Manager. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol, Vice President, Exploration, a Qualified Person under NI 43-101.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 155 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

SOQUEM INC.

SOQUEM is a wholly-owned subsidiary of Société générale de financement du Québec ("SGF"). The SGF, the Québec industrial and financial holding company, has as its mission to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Québec.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

Management's Discussion and Analysis ("MD&A") in respect of Q3 Financials, filed March 17, 2008.

Form 51-102F1
Interim Management Discussion and Analysis[1]
For
Stornoway Diamond Corporation
("Stornoway" or the "Company")

Containing Information up to and including March 13, 2008

OVERALL PERFORMANCE

Stornoway has a highly diversified and prospective diamond property portfolio, largely focused in Canada, that includes Renard, a development track diamond project with the potential to become Quebec's first diamond mine, three advanced projects in eastern Nunavut at the minibulk sampling stage and several early stage grass roots projects throughout Canada in geologically prospective, underexplored regions. Stornoway's strategy is to capitalize on near-term, small to medium sized diamond mining opportunities to build a growth oriented company that succeeds in the practical business of mining and selling rough diamonds, while at the same time, remains exposed to significant upside through exploration. The rough diamond market continues to strengthen in the face of tightening supply and Stornoway is well positioned to add diamond resources from existing projects and further acquisitions as new opportunities are identified. Subsequent to the successful conclusion of concurrent takeover bids for Ashton Mining of Canada Inc. ("Ashton") and Contact Diamond Corporation ("Contact") in January 2007, Stornoway has added depth and expertise to its management and technical teams as a result of the amalgamation. The Company now benefits from experience at each stage of the diamond pipeline from exploration through development and marketing.

Stornoway's current property portfolio comprises some 37 active properties representing approximately 10.2 million acres that can be roughly subdivided into 0.37 million acres of 'development' stage projects (the Renard Property), 2.71 million acres of 'advanced' exploration properties (Aviat, Churchill, Qilalugaq and Timiskaming) and 7.12 million acres of 'early stage' projects (Botswana, Blackstone, Pikoo, etc.). Collectively these properties encompass some 157 known kimberlite bodies.

Forward-Looking Information

This MD&A contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made based on information currently available to management. When used in this MD&A, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company's exploration properties. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

---

[1] **Note to Reader**

The following management discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the interim unaudited consolidated financial statements for the nine months ended January 31, 2008 and the audited, consolidated financial statements of the Company for the year ended April 30, 2007, together with the notes thereto. These financial statements have been prepared in Canadian funds in accordance with Canadian generally accepted accounting principles.

Stornoway operates exploration programs on its development stage projects, three of the four advanced projects and the majority of the early stage projects. Highlights of the three months ended January 31, 2008 and the period shortly thereafter include:

- Diamond recovery results from the Renard 65 kimberlite pipe, the North Anomaly sample and the Hibou dyke at the Renard property in Quebec;
- The recovery of a 3.64 carat gem quality, white, dodecahedron from a sample processed from the Aviat Property in Nunavut, as well as additional diamond recovery results for the AV267 kimberlite on the Aviat Property;
- Additional diamond recovery results from the Churchill Project in Nunavut.

RESULTS OF OPERATIONS

The Company's net loss for the nine months ended January 31, 2008 (the "**Current Period**") of $22.2 million (a loss of $0.11 per share) was significantly larger than the loss of $11.7 million ($0.10 loss per share) for the nine months ended January 31, 2007 (the "**Comparative Period**"). The Company's comprehensive loss for the Current Period was $22.3 million as compared to a comprehensive loss of $11.7 million in the Comparative Period. Included in the Current Period's comprehensive loss is a $91,000 unrealized loss on an investment that is designated as available for sale.

During the Current Period, the Company incurred a non-cash loss on resource property write-offs of $18.05 million. In contrast, resource property write-offs in the Comparative Period totaled $10.1 million. Write-offs in the Current Period relate to several of the NWT properties ($4.05 million) held by the Company, as well as generative exploration of $732,000 and other, non-material property write-offs of $518,000 where exploration results do not warrant further work, or where the Company no longer retains a property interest. In addition, the Company wrote off $12.7 million of resource property costs capitalized as part of the Ashton acquisition. These write-offs were taken as the Company has not conducted active exploration on the underlying properties for several years, and because the Company does not have plans to explore the NWT properties within the next one to two years. Write-offs in the Comparative Period relate to the Aviat properties ($2.5 million), Churchill ($613,000), Hudson ($1.7 million), MIP2 ($1.0 million), Ellesmere ($690,000), Botswana ($891,000), Bear ($679,000) and Alexis ($391,000) properties. In addition, the Company also wrote-off general and generative exploration costs of $319,000 in the Comparative Period.

The aggregate amount of the Company's other administrative expenses (excluding stock-based compensation expense) for the Current Period was $2.3 million, a decrease of $859,000 (when compared to the Comparative Period ended January 31, 2007 - $3.2 million net administrative expenses). The most significant decrease was for professional fees related to legal, accounting and consulting. This decrease is the result of the completion of the two take-over bids in the Comparative Period (Current Period - $318,000; Comparative Period - $1.4 million), no comparable expenses for legal, accounting and consulting were incurred in the Current Period; salaries and benefits reflects a decrease in non-exploration personnel (Current Period - $809,000; Comparative Period - $1,014,000) post-acquisitions. The increase in office and sundry ($521,000 Current Period; $211,000 Comparative Period) and rent expense ($155,000 – Current Period; $94,000 – Comparative Period) is a reflection of the larger entity, post-acquisition. Interest income in the Current Period ($616,000) was lower than interest income in the Comparative Period ($759,000) due to smaller cash balances available for short-term investment.

Assets decreased from $226.1 million at the April 30, 2007 year-end to $201.5 million at January 31, 2008. Capitalized resource property costs decreased from $193.9 million to $178.7 million as at January 31, 2008 due to the resource property write-offs mentioned in the paragraph above. The Company's cash and cash equivalents decreased during the Current Period, from $21.5 million to $12.9 million as at January 31, 2008 due to ongoing exploration in the Current Period. Additions to the Company's capitalized resource property costs totaled $20.9 million in the Current Period, as compared to additions of $11.6 million in the Comparative Period. The Company's current liabilities decreased from $7.5 million at April 30, 2007 to $2.7 million at January 31, 2008 as the Company had fewer current liabilities outstanding with respect to the acquisitions of Ashton and Contact.

CURRENT QUARTER

The factors that have influenced the results of operations for the current quarter ended January 31, 2008 are substantially the same as those described under "Results of Operations" above. The Company's loss for the current quarter totaled $16.6 million, a loss of $0.08 per share, as compared to a loss of $4.0 million, a loss of $0.03 per share in the comparative quarter ended January 31, 2007. Resource property write-offs had the largest impact on the Company's loss in the current and the comparative quarter (three months ended January 31, 2008 - $17.8 million; three months ended January 31, 2007 - $3.0 million).

EXPLORATION UPDATE

Stornoway's material mineral properties are (i) the Foxtrot Property in the Otish Mountains located in Québec, Canada; (ii) the Aviat One Property on the Melville Peninsula located in Nunavut, Canada; and (iii) the Churchill Property located in Nunavut, Canada. The following discussion is an update to disclosure in documentation filed with regulatory agencies and available for viewing under Stornoway's profile on the SEDAR website at www.sedar.com.

Foxtrot Property – Renard Kimberlitic Bodies, Quebec

The Foxtrot Property, containing the Renard cluster of kimberlite bodies, is a 50/50 joint venture between Stornoway's wholly-owned subsidiary Ashton, and SOQUEM Inc.'s ("SOQUEM") wholly-owned subsidiary, Diaquem. Ashton is the project operator. Since 1996, Ashton and SOQUEM have evaluated an area of more than 400,000 square kilometres of the eastern Archean Superior craton. Exploration conducted by the joint venture has resulted in the discovery of a new field of kimberlitic intrusions on the Foxtrot property, notably the Renard cluster of kimberlitic bodies, and a nearby system of kimberlitic dykes, the Lynx-Hibou dykes. In August 2007, Ashton and SOQUEM completed an advanced stage bulk sample program at the Foxtrot property and recovered 6,497 carats of diamonds from three kimberlite pipes. This diamond parcel underwent a diamond valuation exercise in Antwerp during September 2007, the results of which will be utilized in a subsequent National Instrument ("NI") 43-101 compliant mineral resource calculation. The pre-feasibility study is expected to be completed within the first three to four months of 2008. Pending the results of this program of work, the Foxtrot property has the potential to host Quebec's first diamond mine.

Diamond recovery results from the 10,000 tonne Renard bulk sampling program as well as an analysis of the Antwerp diamond valuation results were provided in the Company's interim MD&A dated December 13, 2007. This information can be obtained under Stornoway's profile on Sedar (www.sedar.com) or from Stornoway's website. In addition, diamond recovery results from an additional 400 tonne sample from the Renard 4 northern complex zone, a 185 tonne sample from Renard 3 and a 500 tonne mini-bulk sample from the Lynx kimberlite dyke can also be found in the Company's most recent interim MD&A.

Hibou Dyke Diamond Results

During the current quarter ended January 31, 2008, Stornoway received diamond recovery results from a 31 tonne trench sample extracted from the Hibou dyke, located at the Foxtrot Property in North Central Québec. This sample was processed in support of the Renard pre-feasibility study work currently underway.

The new Hibou sample represents in-situ kimberlite collected in two batches during 2006 from a single trench excavated at the southern margin of the dyke. The samples were collected to resolve an apparent contradiction in diamond content observed at Hibou between surficial boulder samples and trenched material analyzed in 2005 and 2006. The new result represents the highest diamond content yet observed at Hibou. In total, 39.54 carats of diamonds were recovered from 31.4 tonnes (dry weight) of kimberlite, representing an overall diamond recovery of 126 carats per hundred tonnes (cpht) for stones retained on a +1 DTC screen. The largest intact diamond recovered was a 1.01 carat light off-colour octahedron.

Complete diamond recovery data, following Dense Media Separation (DMS) processing and utilizing both x-ray sorter and grease table recovery circuits, are as follows:

Sample	Dry Weight (tonnes)	Stones (retained on +1 DTC screen)	Carats (retained on +1 DTC screen)	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
Trench T-271A-10 sample 1	21.1	299[3]	26.35[3]	125	0.70[5], 0.68
Trench T-271A-10 sample 2	10.3	223[4]	13.19[4]	128	1.01, 0.58
Total Trench T-271A-10	**31.4**	**522**	**39.54**	**126**	

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location/size of the samples and processing parameters
[2]Carats per hundred tonnes
[3]Represents only stones retained on a +1.00 mm slotted DMS screen, as discussed below
[4]Represents only stones retained on a +0.85 mm slotted DMS screen, as discussed below
[5]Interpreted to be one of two broken diamond pieces totaling 1.11 carats in weight

The Hibou dyke was discovered in 2005 and lies approximately 1.3 kilometres northwest of Renard kimberlite pipes 2, 3, 4 and 9, and 900m east of the Lynx dyke system. Previous delineation drilling suggests the dyke has a strike extent of at least 850m with a shallow dip of approximately 10 degrees. It is open down dip and along strike to the northwest. Drill intersections suggest kimberlite thicknesses of up to 3.5m, with an average thickness of approximately 2m.

During 2005, Stornoway's wholly owned subsidiary Ashton and its JV partner SOQUEM collected a series of samples of varying sizes from surface boulders, trenches and drill core, and performed diamond recovery by both caustic dissolution and DMS. The caustic dissolution analysis of 353 kilograms of boulder samples and 31.5 kilograms of drill core suggested a high diamond content of commercial size diamonds. Two DMS samples, a 4.57 tonne sample of surface boulders recovered close to the projected surface expression of the dyke, and a 9.93 tonne sample of in-situ kimberlite extracted from a trench located approximately 150m east of the boulder locality, exhibited contradictory diamond contents of 63 cpht and 8.7 cpht respectively (Ashton Mining of Canada Inc. press release of January 16, 2006).

An additional 4.52 tonne DMS sample from the same trench processed by Ashton in May 2006, and previously un-reported, yielded a diamond content of 13.3 cpht. The two 2005 trench samples were comprised, predominantly, of a fine grained macrocrystic kimberlite occurring at the basal contact of the dyke. The 2005 boulder samples, and subsequent drill core, exhibited a coarser macrocrystic texture similar in nature to the Lynx dyke system. The two new trench samples reported here were collected from a locality approximately 70m southwest of the original sampling site. These were both comprised of coarse grained material and have returned a higher diamond content. Further work is required to determine the representative geology of the Hibou dyke and the nature of its diamond mineralization.

Complete DMS diamond recovery results now from the Hibou dyke are as follows:

Disclosure Date	Sample Type	Weight (tonnes)	Carats	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
January 28, 2008	Trench T-271A-10	31.40[7]	39.54[4]	126	1.01, 0.70[6]
Unreported (Ashton May 2006)	Trench T-271A-01	4.52[8]	0.60[5]	13	0.06, 0.04
January 16, 2006[3]	Boulders	4.57[8]	2.87[5]	63	0.44, 0.28
January 16, 2006[3]	Trench T-271A-01	9.93[8]	0.86[5]	9	0.12, 0.11

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples or drill holes
[2]Carats per hundred tonnes
[3]Reported by Ashton Mining of Canada Inc.
[4]Represents only stones retained on a +1 or greater DTC screen, as discussed below
[5]Represents only stones retained on a +1.18 mm square mesh screen
[6]Interpreted to be one of two broken diamond pieces totaling 1.11 carats in weight
[7] Dry weight

[8] Wet weight

Renard 65 & North Anomaly Results

Also, during the quarter ended January 31, 2008 and in the period shortly thereafter, the Company received additional diamond results from the Renard 65 kimberlite pipe and the North Anomaly kimberlite dyke. Complete diamond recovery data, following Dense Media Separation (DMS) processing and utilizing both x-ray sorter and grease table recovery circuits, are as follows:

Sample	Dry Weight (tonnes)	Stones (retained on +1 DTC screen)	Carats (retained on +1 DTC screen)	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
Renard 65 Trench 6001	266.0	471	51.77	19	2.06, 1.54
North Anomaly Trench T222-01	28.0	401	26.26	94	0.22

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location/size of the samples and processing parameters
[2]Carats per hundred tonnes

The Renard 65 sample represents a single, large tonnage batch of kimberlite extracted from a trench excavated at the northern margin of the kimberlite during 2007. In total, 51.77 carats of diamonds were recovered from 266.0 tonnes (dry weight) of kimberlite, representing an overall diamond recovery of 19 carats per hundred tonnes (cpht) for stones retained on a +1 DTC screen. The largest intact diamond recovered was a 2.06 carat top light brown "makeable" stone with an elongate tetrahexahedroid crystal shape, followed with a 1.54 carat top light brown "sawable" stone with an equant tetrahexahedroid crystal shape. Despite its low, overall observed diamond content, R65 is the largest kimberlite discovered on the property to date, and the new sample has returned amongst the coarsest diamond populations yet observed at the project.

Renard 65 is the largest kimberlite pipe within the Renard cluster with a surface area of approximately 1.5 hectares. It is unknown at this time whether Renard 65 comprises two separate kimberlite diatremes coalescing at surface, namely "Renard 6" and "Renard 5", or a single body. The current trench sample, comprising brown coloured kimberlite breccia, was collected on an opportunistic basis during 2007 by trenching at the northern margin of the body where kimberlite sub-crops beneath thin overburden. Renard 65 has previously been sampled with both diamond and reverse circulation (RC) drilling. In 2003 a large, gem quality diamond, estimated to be greater than 4 carats in weight, was recovered within drill core, an exceptionally rare occurrence in diamond exploration. In 2004, 122.5 tonnes (wet weight) of kimberlite was extracted by RC drilling and returned 26.69 carats of diamonds for a diamond recovery of 22 cpht. In 2005, a further 24.7 tonnes (wet weight) of kimberlite extracted by RC drilling returned 5.80 carats of diamonds for a diamond recovery of 23 cpht.

The most recent trenching was undertaken to test for the presence of a low grade but coarse population of large diamonds at Renard 65, previously implied by the presence of the 4 carat stone in drill core. The results are consistent with previous sampling at Renard 65 in terms of diamond recovery, being lower than other Renard kimberlites, but the new sample has confirmed the potential for a coarse diamond population, with a high average stone size. Further work is required to determine the internal geologic composition of Renard 65, and the opportunity for individual phases of high value kimberlite to contribute additional mineable resource to a potential Renard diamond mine.

Complete DMS diamond recovery results now from the Renard 65 kimberlite pipe are as follows:

Disclosure Date	Sample Type	Weight (tonnes)	Carats	Diamond Content1 (cpht)2	Largest Diamonds (carats)
March 4, 2008	Trench	266.0[8]	51.77[4]	19	2.06, 1.54

February 21, 2005[3]	RC Chips	24.7[9]	5.80[5]	23	0.53, 0.49
September 2, 2004[3]	RC Chips	122.5[9]	26.69[5]	22	0.83, 0.82
August 11, 2004[3]	Drill Core	17.8[9]	4.05[5]	23	0.88, 0.67
August 28, 2003[3]	Drill Core	18.4[9]	10.06[6]	54	4.04[7], 0.92

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples or drill holes
[2]Carats per hundred tonnes
[3]Reported by Ashton Mining of Canada Inc.
[4]Represents only stones retained on a +1 or greater DTC screen, as discussed below
[5]Represents only stones retained on a +1.18 mm square mesh screen
[6]Represents only stones retained on a +0.85 mm square mesh screen
[7]Represents an estimated weight of a diamond still embedded in drill core
[8]Dry weight
[9]Wet weight

The new North Anomaly sample represents the second of two in-situ kimberlite batches collected during 2006 from a single trench. Diamond recovery results from the first batch of kimberlite were previously reported (Ashton Mining of Canada Inc. press release of September 22, 2006). In the new batch, 26.26 carats of diamonds were recovered from 28.0 tonnes (dry weight) of kimberlite, representing an overall diamond recovery of 94 carats per hundred tonnes (cpht) for stones retained on a +1 DTC screen. The largest intact diamond recovered was a 0.22 carat light off-colour "clivage" stone with a flat tetrahexadroid crystal shape.

The North Anomaly dyke was discovered in 2005 and is located approximately 5 kilometers north of the Renard kimberlite cluster. Where discovered initially, it has an average thickness of approximately one meter and a strike extent of at least 490 meters. Similar kimberlite intersected by drilling in 2006 approximately 1.5 kilometers to the south may represent the along strike extension of the North Anomaly dyke. During 2006, Stornoway's wholly owned subsidiary Ashton and its JV partner SOQUEM collected a 50 tonne sample from a single trench developed within the North Anomaly dyke. The first 18.6 tonnes of this material were processed in 2006, and the balance stockpiled at site. The combined diamond recovery of 93 cpht from the two batches compares favourably with diamond recovery results from other nearby Foxtrot property dykes which, from similarly sized samples, have returned diamond recoveries of 126 cpht in the case of the Hibou dyke, and between 107 and 141 cpht in the case of the Lynx dyke.

Complete DMS diamond recovery results now from the North Anomaly dyke are as follows:

Disclosure Date	Sample Type	Weight (tonnes)	Carats	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
March 4, 2008	Trench	28.0[6]	26.26[4]	94	0.22
September 22, 2006[3]	Trench	18.4[7]	16.7[5]	91	0.85, 0.57
Total Sample T222-01		46.4	42.96	93	

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples or drill holes
[2]Carats per hundred tonnes
[3]Reported by Ashton Mining of Canada Inc.
[4]Represents only stones retained on a +1 or greater DTC screen, as discussed below
[5]Represents only stones retained on a +1.18 mm square mesh screen
[6]Dry weight
[7]Wet weight

Scientific and technical data

Diamond results reported here are based on sample processing between November 2007 and January 2008. The Renard 65 and North Anomaly samples, and the first 21 tonnes of sample from Hibou, were processed by a 10 tph DMS plant owned by Stornoway (through Ashton) and SOQUEM in joint venture, and operated by Stornoway, at the Renard project site in Québec. The second 10 tonne Hibou sample was processed by a 5 tph DMS plant located at Stornoway's wholly owned and operated mineralogical laboratory in North Vancouver, British Columbia. Recovery of diamonds from concentrate generated by both plants was carried out in North Vancouver. Quality assurance protocols and actual operating procedures for the processing, transport and recovery of diamonds under the Renard Project sampling programs, including arms-length security provisions, conform to industry standard Chain of Custody provisions.

Individual samples processed at Stornoway and SOQUEM's 10 tph DMS plant in Québec, such as those collected during the 2007 Renard bulk sample program and the associated large tonnage sampling programs at Lynx and Hibou, were first prepared through a primary jaw crusher. To facilitate production of a heavy mineral concentrate, -20 mm material was fed directly into the DMS and +20 mm material was reduced through a secondary cone crusher set at 10 mm. Within the DMS, +6mm coarse reject "floats" were re-crushed and re-circulated. During the processing of the current sample a 1.0mm by 12.0 mm slotted screen was employed within the DMS. The use of this screen can be expected to produce a minimum stone size greater than that retained on a +1 DTC screen which is approximately equivalent to a 0.85 mm square mesh screen. However, the bottom cut-off screen sizes used on the DMS will result in under-recovery of smaller diamonds and will not allow a direct comparison with previously reported diamond contents.

The sample processed at Stornoway's 5 tph DMS plant in North Vancouver was prepared through a primary jaw crusher, with -14 mm material fed directly into the 5 tph DMS. The +14 mm material was reduced through secondary roll crushing set at 10 mm and within the DMS, +4.0 mm floats are re-crushed and re-circulated. During the processing, a 0.85 mm by 14 mm slotted screen was employed within the DMS, and as a consequence there will be a better recovery of smaller diamonds than from the 10 tph DMS plant.

Resultant DMS concentrates from both the 10 tph and 5 tph DMS plants were then processed twice through x-ray sorter equipment to generate a final concentrate which was hand sorted to extract diamonds. A grease table finish was used to recover diamonds from all x-ray sorter rejects. As part of Stornoway's ongoing QA/QC program, DMS tails, concentrate residues and other materials are also subject to audit. Any significant changes to the recovered diamond grades provided above will be reported when available. The Renard bulk sample program is managed by Dave Skelton, P.Geol., Senior Project Manager. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol, Vice President, Exploration, a Qualified Person under NI 43-101.

Pre-Feasibility Study Update

In July 2007, the joint venture engaged AMEC and Agnico-Eagle to prepare a comprehensive pre-feasibility study on potential mining scenarios at Foxtrot. The pre-feasibility study is comprised of two phases. Phase 1 included preliminary geological, geotechnical, environmental and hydro-geological assessment. Phase 2 of the pre-feasibility study work comprises the independent NI 43-101 compliant resource calculation, a mining model, mine design, diamond plant design, capital and operating cost estimation, and financial modeling. Phase 2 work commenced following the receipt of final bulk sample diamond recovery and valuation results received from the September 2007 Antwerp valuation exercise. The joint venture anticipates that this work, comprising a 43-101 compliant resource report prepared by AMEC and a pre-feasibility report prepared by Agnico-Eagle, will be completed early in the second quarter of calendar 2008.

Currently, neither the Renard 65 kimberlite pipe nor the North Anomaly dyke fall within the scope of the geological modeling and NI 43-101 compatible resource work that Stornoway and AMEC are currently conducting within the context of the Renard pre-feasibility study. However, Stornoway considers both bodies to have the potential to contribute additional future resources at Renard given further delineation with respect to size, diamond recovery characteristics and diamond valuation.

Aviat Property, Nunavut

The Company's interest in the 486,000 acre Aviat Property, situated on the Melville Peninsula, Nunavut, is governed by a joint venture agreement with BHP Billiton ("BHPB") and Hunter. Initially, the Company held a 70% interest in the property, BHPB held a 20% interest and Hunter held a 10% carried interest. Stornoway is the Operator. BHPB chose not to participate for its share of the 2006 and 2007 Aviat Property exploration programs. As a consequence of this election, Stornoway's interest on the Aviat Property is now 75.2%, Hunter's interest remains the same at 10%, and BHPB's interest has decreased to 14.8%.

A summary of exploration results from the 2007 field program at Aviat was reported in the Company's interim MD&A dated December 13, 2007, with the exception of new diamond recovery results described below that were received during the current quarter ended January 31, 2008.

In January 2008, Dense Media Separation (DMS) processing of 20.6 tonnes (dry) of kimberlite collected in three subsamples from surface expressions of the AV267 kimberlite returned a total of 33.36 carats of diamonds, indicating a diamond content of 162 cpht for stones retained on a 0.85mm square mesh screen. During processing, a 3.64 carat diamond (see January 21, 2008 press release) was recovered. This gem quality, white, dodecahedron is the largest stone from the Aviat Project to date and, in management's opinion, establishes Aviat's potential to yield large, high quality gemstones, an important value driver in any economic diamond deposit.

SAMPLE	Dry Weight (tonnes)	No. Stones >0.85mm	Carats [1]	Diamond Content[2] (cpht)[3]	Largest Diamonds (carats)
2007 AV267	20.6	978	33.359	162	3.64, 0.551, 0.525

[1] Represents stones retained on a +0.85mm square mesh screen

[2] The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples

[3] Carats per hundred tonnes

As currently identified, the AV267 sheet outcrops at surface in at least three locations, which in the past were referred to as the AV2 Lower, AV6 and AV7 exposures. The 20.6 tonne sample of AV267 reported above was collected in close proximity to the original AV2 Lower site. Historical DMS processing of small tonnage samples collected from each of those three separate outcrop sites returned a composite 5.44 carats of diamonds from 6.66 dry tonnes, for an average diamond content of 82 cpht, as shown individually by disclosure date below:

Disclosure Date	Sample Type	Dry Weight (tonnes)	Carats[1]	Diamond Content[2] (cpht)[3]	Largest Diamond (carats)
11-Jan-07	AV2 Lower	2.19	1.58	72	0.19
11-Jul-06	AV7	2.32	1.78	77	0.19
21-Jun-06	AV6	2.15	2.08	97	0.1
[1] Represents stones retained on a +0.85mm square mesh screen					
[2] The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples					
[3] Carats per hundred tonnes					

AV267 is one of seven separate kimberlite sheets intersected over an area measuring about 1.5 by 3.5 km within the Eastern Sheet Complex, part of the Tremblay Corridor. These shallowly dipping (8 to 20 degrees), macrocrystic, hypabyssal kimberlite sheets with associated zones of kimberlite breccia are thought to be part of a sequence of layered, horizontally stacked sheets separated by vertical distances of 10 to 30m. The Company is investigating the hypothesis that the eastern kimberlites represent occurrences of a single system of stacked kimberlite sheets underlying the entire 1.5 by 3.5 kilometer area. One such sheet alone would represent a substantial potential tonnage of diamondiferous material. Additional drilling is required to properly test this conceptual model.

Drilling to date has intersected AV267 over approximately 2km of strike length and up to 500m down dip. True thickness averages about 3m, with most intersections ranging from 2.5 to 4.0m. At the present time the sheet is thought to thicken from northeast to southwest, achieving widths of up to 7m. Three roughly rectangular and contiguous 'blocks' of kimberlite within the AV267 sheet have been tested with an irregular drill pattern. The first block (9 holes in kimberlite) tested a strike length of about 900m and a down dip extension of about 350m, and represents a body striking at 100 degrees and dipping about 8 degrees to the southwest. The second block (12 holes in kimberlite) has a strike of 800m and a down dip extension of about 500m. This block strikes at 065 degrees and dips 8-10 degrees to the southeast. Both of these 'blocks' are open down dip. To the east, a third block of kimberlite (contiguous with the other two, and with a 065 degree strike and 8-10 degree southeast dip) has been intersected over a strike length 800m and a down dip extension of 400m. Drilling in this area suggests the sheet pinches out both along strike and down dip.

Individual core intersections from the 2007 drill program on the AV267 kimberlite totaling 358.7 kg were submitted for caustic dissolution and returned coarse diamond counts that match well with the 20.6 tonne sample reported above. Caustic dissolution results are reported below:

Dry Wt (kg)	NUMBER OF DIAMONDS PER SIEVE SIZE (MM SQUARE MESH SIEVE)										Total Stones
	0.106 to 0.150	**0.150 to 0.212**	**0.212 to 0.300**	**0.300 to 0.425**	**0.425 to 0.600**	**0.600 to 0.850**	**0.850 to 1.18**	**1.18 to 1.70**	**1.70 to 2.36**	**2.36 to 3.35**	
358.7	143	127	98	70	42	18	8	10	0	2	**518**

During the quarter Stornoway also received additional non-material DMS results from two other kimberlite bodies on the Aviat Project.

A total of 48.9 dry tonnes of material from the AV1 kimberlite was collected in 2007 and processed by Dense Media Separation (DMS), recovering 43.41 carats of diamonds for an indicated diamond content of 89 carats per hundred tones (cpht) for stones retained on a 0.85mm square mesh screen. The three largest diamonds recovered from this work were a 0.53 carat colourless macle, a 0.50 carat grey clivage and a 0.49 carat colourless macle.

Previously reported results (Stornoway press release of October 21, 2004) from AV1 comprised 8.54 carats of diamonds recovered from 10.28 dry tonnes of processed material, for an indicated diamond content of 83 cpht (stones retained on a 0.85mm square mesh screen). The largest diamond recovered from this previously reported work was 0.40 carats. Combining this historical result with the new DMS data reported above provides a 'global' summary for the AV1 body of 88 cpht (51.95 carats from 59.19 dry tonnes).

Also during 2007, a total of 6.24 dry tonnes of the AV2 Upper kimberlite was collected and processed by DMS to yield 4.99 carats of diamonds for an indicated diamond content of 80 cpht for stones retained on a 0.85mm square mesh screen. The three largest diamonds recovered from this work were a 0.30 carat colourless broken octahedron, a 0.23 carat colourless octahedron and a 0.13 carat grey tetrahexahedroid.

Details of the new AV1 and AV2 Upper results are provided below:

Kimberlite	Dry wt. (tonnes)	+0.850mm	+1.18mm	+1.70mm	+2.36mm	+3.35mm	No. Stones >0.85mm	No. Stones >1.18mm	Carats Recovered[1]	Diamond Content[2] (cpht)[3]
AV1	**48.91**	1035	485	137	36	5	1698	663	43.41	**89**
AV2 Upper	**6.24**	139	73	12	2	0	226	87	4.99	**80**

[1] Represents stones retained on a +0.85mm square mesh screen

[2] The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples

[3] Carats per hundred tonnes

Diamond results reported above are based on work completed by Microlithics Laboratories, Thunder Bay, Ontario, an independent mineral process laboratory currently providing services exclusively to Stornoway and its affiliates. The 6.2 and 48.9 tonne samples were processed through a 1.5 tonne per hour (tph) DMS plant designed to recover stones retained on a 0.85mm square mesh sieve. Kimberlite was prepared through a primary jaw crusher, with -10 mm material fed directly into the DMS. All +10 mm material was subsequently reduced through secondary cone crushing. DMS concentrates were submitted for caustic fusion and the residues hand sorted to extract diamonds. As part of Stornoway's ongoing QA/QC programs, DMS tails, concentrate residues and other materials are subject to audit. Any significant changes to recovered diamond grades will be reported when available. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol. (NT/NU), Vice President, Exploration, a Qualified Person under NI 43-101.

The Company believes that the continuity of the eastern stacked kimberlite sheets, coupled with the discovery of the AV9 pipe and the presence of other unsourced indicator mineral anomalies within the Tremblay Corridor, demonstrates the potential for both significant tonnage and continued exploration success at the Aviat Project. The Company intends to use diamond results from the current caustic fusion and mini-bulk sampling work will help to further evaluate the project's economic potential and to define its exploration objectives for the 2008 field season.

Churchill Property, Nunavut

The Company acquired an initial 35% interest in the diamond rights to the Churchill Property pursuant to a letter agreement dated June 13, 2002. A joint venture agreement was executed as of August 1, 2004, among the Company, BHPB and Shear Minerals Ltd. ("Shear"). In July 2007, Stornoway increased its interest in the Churchill property to 41.86% by acquiring one-half of BHPB's 12.5% interest (being 6.25%) in consideration of a cash payment of $1,250,000 and by issuing 2,200,000 common shares with a fair value at the time of issuance of $2,134,000. Shear acquired the other half of BHPB's 12.5% interest concurrently. As a result, Shear and Stornoway now own a 58.14% and 41.86% interest, respectively, in the project. The Churchill Property is subject to a 2% GOR/NSR in favour of Hunter.

The Churchill Property comprises approximately 1.1 million acres located near the community of Rankin Inlet in the Kivalliq Region of Nunavut, Canada. Mineral rights to any non-diamond commodities within the Churchill Property have been held by an unrelated company (Kaminak Gold Corp.) since November 2005.

The Company reported exploration results for the 2007 exploration program at the Churchill Property in its interim MD&A dated December 13, 2007. During the current quarter ended January 31, 2008, the Company and Shear reported additional caustic fusion results received from four new kimberlite dykes discovered by drilling during the 2007 exploration program.

These kimberlites occur at the heads of three different G10 pyrope mineral trains in the Sedna Corridor and are believed to be the source of the mineral chemistry based on their close spatial association. The kimberlite dykes range in size from 10 to 50cm true width and are highly altered with visible pyrope garnets.

Samples were submitted to the Saskatchewan Research Council Geoanalytical Laboratories ("SRC") accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis using caustic fusion. Diamonds from these four dykes will be described, categorized and assessed for any breakage. Complete diamond recoveries were as follows:

Kimberlite	Sample Weight (kg)	0.106 mm Sieve	0.15mm Sieve	0.212mm Sieve	0.3mm Sieve	0.425mm Sieve	0.6 mm Sieve	0.85mm Sieve	1.180 mm Sieve	Total Diamond Count
KD-13[1]	1.0	28	13	6	4	2	1	0	0	54
KD-14[2]	1.7	40	23	7	9	3	1	0	1	84
KD-16[3]	3.75	48	27	17	9	5	2	0	1	109

KD-24[4]	2.2	116	82	49	30	12	9	5	2	305

[1] The three largest diamonds measured 1.1mm x 0.9mm x 0.7mm; 0.78mm x 0.6mm x 0.5mm: 0.7mm x 0.5mm x 0.4mm
[2] The three largest diamonds measured 2.7mm x 1.9mm x 0.32mm; 0.92mm x 0.9mm x 0.24mm: 1.14mm x 0.74mm x 0.34mm
[3] The three largest diamonds measured 1.4mm x 1.36mm x 1.1mm; 0.76mm x 0.66mm x 0.6mm: 0.7mm x 0.64mm x 0.48mm
[4] The three largest diamonds measured 1.86mm x 1.58mm x 1.06mm:1.74mm x 1.52mm x 0.96mm: 1.62mm x 1.38mm x1.1mm

Additional diamond results are also reported from the Meeka kimberlite. Meeka is an east-west linear kimberlite dyke 500m in length and open in both directions (based on interpretation from ground geophysics). It is located southeast of the Jigsaw kimberlite and was discovered by prospecting in 2007 (see October 11, 2007 news release). A 15 kg sample of green coloured till adjacent to Meeka was sampled previously and returned nineteen diamonds using caustic fusion. During 2007 a 102.8 kg sample of weathered kimberlite was collected for testing with caustic dissolution in addition to a larger 1.8 tonne mini bulk sample for processing utilizing dense media separation (DMS). Complete diamond recovery results from caustic fusion of the 103kg sample at SRC are as follows:

Sample Number	Sample Weight (kg)	0.106 mm	0.15mm Sieve	0.212mm Sieve	0.3mm Sieve	0.425mm Sieve	0.6 mm Sieve	0.85mm Sieve	1.180 mm Sieve	Macros	Total
Meeka[1]	102.8	52	35	3	1	0	0	0	0	0	91

[1] The three largest diamonds measured 0.4mm x 0.3mm x 0.3mm: 0.28mm x 0.28mm x 0.22mm; 0.28mm x 0.2mm x 0.2mm

Prospecting on the property in 2007 also identified 16 new kimberlite discoveries occurring as outcrop and sub crop. A total of 291kg of kimberlite was collected in 15 to 25kg grab samples from each new outcrop and sub crop occurrence. In addition to the outcrops and sub crops, nine unsourced kimberlite float anomalies were found. Recently completed caustic fusion of these samples did not return any significant diamond results.

On February 20, 2008, Shear and Stornoway announced additional macro and micro diamond recoveries from 2007 drilling of the Kahuna kimberlite dyke. In 2007, 30 drill-holes from 18 set-ups totaling 2,333m were drilled along a 4.5km strike length of the Kahuna kimberlite dyke to provide a better understanding of its size and geometry. A total of 142m of kimberlite was intersected, with intercepts up to 11.8m down-hole (3.8m true width). Based on these intercepts, Shear has described the Kahuna kimberlite as a vertical dyke averaging 2.6m in true width. Drill core samples totaling 206.3 kg were processed and 1,071 diamonds, including 99 macro diamonds, were recovered. Results are listed below:

Total Kahuna Drilling	Sample Weight (kg)	0.150 mm Sieve	0.212 mm Sieve	0.300 mm Sieve	0.425 mm Sieve	0.600 mm Sieve	0.850 mm Sieve	1.180 mm Sieve	1.700 mm Sieve	Total
Kahuna	206.3	444	291	205	80	34	13	3	1	1,071

In addition, samples were collected from each of the three mini bulk sample pits for microdiamond modeling. A total of 288.5 kg was processed with 1,619 diamonds, including 215 macro diamonds, being recovered. Results are listed below:

Sample Number	Sample Weight (kg)	0.150 mm Sieve	0.212 mm Sieve	0.300 mm Sieve	0.425 mm Sieve	0.600 mm Sieve	0.850 mm Sieve	1.180 mm Sieve	1.700 mm Sieve	Macros	Total
Kahuna 1	106.1	236	172	119	54	20	2	4	0	80	607
Kahuna 2	83.65	244	162	96	28	18	10	2	0	58	560
Kahuna 3	98.75	167	131	76	43	25	5	4	1	77	452
Total from Pits	288.5	647	465	291	125	63	17	10	1	215	1,619

All samples were submitted to the Saskatchewan Research Council Geoanalytical Laboratories ("SRC") accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis using caustic fusion.

Shear is currently in the process of planning 2008 exploration work on the property.

Other Properties

In addition to the material mineral properties described above, the Company holds interests in some 34 other active projects (ranging from early stage to advanced exploration) totalling about 8.25 million acres, as well as a series of properties currently classified as inactive. Exploration activities have taken place, or are taking place, on both the active properties and on generative projects. During the quarter ended January 31, 2008, Stornoway undertook work programs or received preliminary results from the Bistcho, Calling Lake, Coronation, Heinz, Itza, Pikoo, Qilalugaq, Sua Pan, Timiskaming and Zama properties, as well as the Company's generative projects. Certain mineral properties, or portions thereof, were allowed to lapse and some new ground was acquired. Results of this work will be reported when available, and as appropriate.

RISKS AND UNCERTAINTIES

The risks and uncertainties faced by the Company are substantially unchanged from those described in the Company's Annual MD&A dated July 25, 2007.

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected unaudited consolidated quarterly financial information of Stornoway and is derived from the unaudited quarterly consolidated financial statements prepared by management. Stornoway's interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and **expressed in thousands of Canadian dollars** (except for per share amounts).

Period	Revenues[1]	Loss from Continuing Operation and Net Loss	Basic Loss per share[2] from Continuing Operation and Net Loss	Fully Diluted Loss per share[2] - from Continuing Operation and Net Loss
Three months ended January 31, 2008	$ 178	$ 16,580	$ 0.08	$ 0.08
Three months ended October 31, 2007	252	921	0.01	0.01
Three months ended July 31, 2007	188	4,733	0.02	0.02
Three months ended April 30, 2007	(99)	3,037	0.02	0.02
Three months ended January 31, 2007	188	3,953	0.03	0.03
Three months ended October 31, 2006	628	7,794	0.08	0.08
Three months ended July 31, 2006	223	4,353	0.05	0.05
Three months ended April 30, 2006	208	608	0.01	0.01

(1) Revenues consist of interest income earned on short-term, liquid investments and property management fees earned from several joint venture properties. The Company has no operating revenues.
(2) Based on the treasury share method for calculating diluted earnings.

In January 2007, the Company completed the acquisition of Ashton and Contact. As a result, recent land acquisitions in other parts of Canada, including the land-holdings of Ashton and Contact in Ontario and Quebec in particular, have allowed the Company to expand its Canadian field season by several months. Previously, the Company's exploration work on its northern properties was generally limited to the period between March/April and September/October. The Company's cash flow is affected by the seasonality of the exploration business, and fluctuations in general and administrative expenses are typically seasonal as well.

Quarterly results will vary in accordance with the Company's exploration and financing activities. The acquisition of Ashton and Contact late in the prior fiscal year significantly increased the Company's land position, employees and market capitalization. To finance this growth, the Company raised approximately $31.0 million through the issuance of equity and $20.0 million through the issuance of convertible debentures. The Company's growth is reflected in significantly higher general and administrative expenses in the periods subsequent to the acquisition. In a typical year, the Company's legal fees will increase in periods where property option and joint venture agreements are in development and negotiation, and investor relations activities increase in proportion to shareholder inquiries, communications and as a result of the Company's periodic "roadshows". Stock-based compensation expense varies, and is dependant upon the size, timing and estimated fair value of the stock option grants. Resource property write-offs also vary in accordance with exploration results and changes to the Company's land position and typically cannot be predicted in advance.

During the quarter ended January 31, 2008, the Company wrote-off capitalized resource property costs totaling $17.8 million, which accounts for the majority of the loss in the Current Quarter. See "Results of Operations" above for more details.

LIQUIDITY

The Company's cash and cash equivalents decreased from $21.5 million at April 30, 2007 to $12.9 million at January 31, 2008. Proceeds of $15 million from the sale of the Buffalo Head Hills property interest in July 2007 were used to finance the Company's exploration activities during the Current Period. The Company's working capital as at January 31, 2008 was $14.8 million (April 30, 2007 - $18.0 million), consisting mostly of cash and cash equivalents. During the Current Period, the Company's cash position decreased by $8.6 million to $12.9 million at January 31, 2008 as compared to the nine month period ended January 31, 2007, where the Company's cash position decreased by $3.0 million to $10.1 million in cash and cash equivalents. Loss on the sale of a property interest (net $5.5 million after taxes), stock-based compensation ($944,000) and write-off of resource property costs ($18.0 million) represent the largest reconciling items from the statement of loss to the statement of cash flows from operating activities for the nine months ended January 31, 2008. The Company's most significant operating expenses during the Current Period included $809,000 for salaries (Comparative Period - $1,014,000), $540,000 for regulatory and shareholder communication expense (Comparative Period - $520,000) and $523,000 for office and sundry (Comparative Period - $211,000).

The Company's primary investment activity is the acquisition and exploration of resource property interests. During the Current Period, the Company spent $20.9 million to explore its resource properties (Comparative Period - $11.6 million) with the most significant expenditures on the Foxtrot (Renard) property in Quebec and the Aviat, Qilalugaq and Churchill properties in Nunavut. Included in the Current Period expenditures is a cash payment of $1.25 million, representing part of the consideration paid to increase the Company's interest in the Churchill property to 41.86% (Shear's interest in the property increased to 58.14%). In the Comparative Period, the Company's major investing activity was the acquisition of Ashton ($58.6 million) and Contact ($1.8 million) common shares. Resource property costs totaled $11.6 million in the Comparative Period, just over half of the Current Period expenditures. Expenditures on property, plant and equipment (Current Period - $258,000; Comparative Period - $1.3 million) were the next largest investing activity for the Company in the Current Period.

CAPITAL RESOURCES

The Company has no operations that generate cash flow and its long-term financial success is dependant on management's ability to discover economically viable diamond deposits. The diamond exploration process can take many years and is subject to factors that are beyond the Company's control. Many factors influence the Company's ability to raise funds, including the health of the resource market, the climate for diamond exploration investment, the Company's track record and the experience and caliber of its management.

Several factors will influence the Company's cash requirements in the near future. These factors include: a decision to proceed with further development of the Renard Project in Quebec, results from the Summer 2008 exploration programs and the Company's requirement to repay some portion of the $20.0 million principal on the convertible debentures with cash. The debentures mature March 16, 2009 and contain restrictions on the number of common shares that can be issued in settlement of the quarterly interest payments and the principal re-payment. The Company's actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activity.

The Company has historically financed its exploration programs through the issuance of equity capital, while at the same time trying to reduce shareholder dilution by securing joint venture partners where appropriate and more recently, by the monetization of non-core assets. Recent malaise in the Canadian equity capital markets could make securing additional financing difficult in the short-term. The Company's management intends to continue to seek out the best opportunities to maximize shareholder value by furthering exploration programs on its most promising projects and by generating new discoveries. However, failure to secure additional financing at reasonable terms may significantly impact the Company's ability to continue as a going concern.

The Company's interim consolidated financial statements for the nine months ended January 31, 2008 have been prepared in accordance with Canadian GAAP and on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

In order to finance the Company's exploration programs and to cover administrative and overhead expenses, the Company historically has raised money through equity sales and from the exercise of convertible securities. To finance the acquisition of the common shares of Ashton in 2006, the Company arranged for a $32.5 million bridge facility from a Canadian chartered bank that was repaid in full in March 2007 by using existing cash resources and proceeds from the $20.0 million in convertible debentures issued. Costs associated with the bridge facility and the convertible debentures are being amortized over the term of the loan and, once amortized, then capitalized to resource property costs, as per the Company's accounting policy for resource properties.

At March 13, 2008 the Company had 13,344,980 stock options outstanding which, if exercised, would increase the Company's available cash by approximately $16.7 million. In addition, the Company has 8,242,000 warrants outstanding, the majority of which are exercisable until April 2009 that, if exercised, would increase the Company's available cash by approximately $12.1 million.

ADDITIONAL DISCLOSURE

Additional disclosure concerning Stornoway's general and administrative expenses and resource property costs is provided in the Company's Annual Information Form and the Consolidated Statement of Loss and Deficit and the Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for April 30, 2007 and April 30, 2006 and in the Interim Consolidated Statement of Loss and Comprehensive Loss and Deficit and the Interim Consolidated Schedule of Resource Property Costs contained in its Interim Consolidated Financial Statements for the nine months ended January 31, 2008. These documents are available on Stornoway's website at www.stornowaydiamonds.com or on its SEDAR Page Site accessed through www.sedar.com.

OUTSTANDING SHARE CAPITAL

Stornoway's authorized capital is unlimited common shares without par value. As at March 13, 2008 there were 198,900,674 common shares issued and outstanding.

As at March 13, 2008, the following options are outstanding:

Number of Shares		Average Exercise Price	Year of Expiry
1,813,739	$	1.13	2008
2,164,896	$	1.87	2009
808,820	$	1.38	2010
1,542,700	$	1.16	2011
6,005,245	$	1.11	2012
403,288	$	4.28	2013
273,308	$	1.07	2014
332,983	$	1.10	2015
13,344,980			

At the Annual General Meeting of Shareholders on September 11, 2007, the Company received approval from the disinterested shareholders to increase the maximum number of common shares of the Company that may be issued under the stock option plan to 19,884,107, this number being 10% of the Company's issued share capital as at August 14, 2007.

COMMITMENTS

The Company has minimum commitments under its operating leases for its premises averaging approximately $405,000 per year until June 30, 2010. Minimum lease payments decrease to approximately $300,000 per year between 2010 and 2013.

In addition, the Company has GICs in the amount of $57,500 as collateral security for its corporate credit cards and a line of credit of up to $1.4 million to satisfy exploration bonding requirements and for the use of corporate credit cards. Short-term deposits equivalent to the utilization of the line of credit are provided as collateral security.

TRANSACTIONS WITH RELATED PARTIES

Amounts due to related parties consisted of:

		January 31, 2008		April 30, 2007
International Northair Mines Ltd., a company with an officer in common	$	(14,000)	$	71,000
Strongbow Exploration Inc., a company with a director in common		27,000		191,000
	$	13,000	$	262,000

These amounts are non-interest bearing, unsecured and are due on demand.

Transactions with related parties during the period ended January 31, 2008 consisted of:

1) Pursuant to an amended agreement with International Northair Mines Ltd. ("Northair"), a company with an officer in common, the Company pays a monthly administrative fee for office space and reimburses Northair for administrative services and supplies as incurred. The agreement was terminated as of June 1, 2007. During the current fiscal period, administrative fees and rent totalling $2,100 (January 31, 2007 - $35,000) was paid to Northair for its services.

2) During the period ended January 31, 2008, the Company paid $88,000 (January 31, 2007 - $133,700) for shared technical services and rent to Strongbow Exploration Inc.

3) In July 2007, the Company entered into a sub-lease agreement with Agnico-Eagle Mines Ltd. ("Agnico-Eagle"), a significant shareholder and a company with a director in common, for additional premises. The Company is committed to annual lease payments of approximately $105,000 in respect of these premises through June 30, 2010. A portion of these payments may be recovered through sub-leases.

4) During the period ended January 31, 2008, the Company paid $180,000 and accrued as payable $33,000 to Agnico-Eagle in respect of work related to a pre-feasibility study at the Renard Project (Foxtrot Property).

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. Such estimates and assumptions affect the determination of the potential impairment of long-lived assets, estimated costs associated with reclamation of exploration properties, and the determination of stock-based compensation and future income taxes. Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of

estimates, actual amounts could differ from its estimates. The most critical accounting policies upon which the Company depends are those requiring estimates of impairment, assumption about fair value and future income taxes.

The Company's critical accounting estimates have not changed from those disclosed in its Annual MD&A dated July 25, 2007.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective May 1, 2007, the Company adopted CICA Handbook Section 1530, "Comprehensive Income", CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement", CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation" and CICA Handbook Section 3865, "Hedges".

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The Company has adopted this section on a prospective basis.

Under Section 3855, financial instruments must be classified into one of the following categories: held to maturity, held for trading, loans and receivables, available for sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value, except for loans and receivables, held to maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value will depend on their initial classification; held for trading financial instruments are measured at fair value and changes in fair value are recognized in net income, while available for sale financial instruments are measured at fair value, with unrealized changes in fair value recorded in other comprehensive income.

Upon adoption of these new standards, the Company designated its cash, cash equivalents and short-term deposits as held for trading, which are measured at fair value. Accounts receivable have been classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities, and long-term debt have been classified as other financial liabilities, which are measured at amortized cost. All financial instruments are measured at fair value at inception.

The Company's investment in equity securities, acquired in July 2007, was recorded at fair value at the time of acquisition. These equity securities have been designated as available-for-sale. During the nine months ended January 31, 2008, the Company recognized an unrealized loss of $91,000, which has been included in accumulated other comprehensive income.

Changes in fair value of the Company's cash equivalents and short-term deposits, which are comprised of interest-bearing bank deposits, are included in interest income each period. Upon adoption of Section 3855, the Company was no longer permitted to account for debt issue costs as a deferred charge, which had been presented as a separate asset on the balance sheet. As a result, the Company has elected to net its deferred financing costs against the carrying value of its long-term debt and to amortize the discount over the term of the debt using a method that closely approximates the effective yield method.

The adoption of Section 3865 had no impact on the Company's consolidated financial statements.

FINANCIAL AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, short-term deposits, accounts receivable, investments, trade payables, amounts due to related parties and debentures. Unless otherwise noted, it is management's opinion that Stornoway is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company invests its excess cash in chartered-bank sponsored financial instruments in accordance with the Company's Treasury Policy. The Company's first objective is the preservation of capital, in addition to ensuring liquidity so the funds are available for use as required in the business and finally, a reasonable rate of return. The Company has no exposure to asset-backed commercial paper.

The Company's convertible debentures are unsecured; bear interest at 12% per annum and mature March 16, 2009. The Company has no right of pre-payment. At maturity, the holder of the Series B debentures may elect to convert the $10,000,000 maturity amount into common shares of the Company. If this election is made and common shares are issued, the shares will be issued at a price of the lower of $1.25 and the five day volume weighted average price of the Company's common shares ending three trading days before the payment date. The Company has the right to elect to repay the $10,000,000 in Series A debentures in common shares. If either or both of the Series A and Series B debentures were to be converted into common shares, the holdings of the Company's other shareholders will be diluted. However, the maximum number of common shares that can be issued to Agnico-Eagle for satisfaction of the interest and principal payments is 12,142,036. The remainder must be paid in cash. The maximum number of common shares that can be issued in payment of the loan is 43,690,850. If the Company elects to repay the debentures with cash, additional financings or asset sales will be required to finance that repayment.

DISCLOSURE CONTROLS

The Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures ("the Procedures") which provide reasonable assurance that information required to be disclosed by the Company under provincial or territorial securities legislation (the "Required Filings") is reported within the time periods specified. Without limitation, the Procedures are designed to ensure that material information relating to the Company is accumulated and communicated to management, including its Certifying Officers, as appropriate to allow for timely decisions regarding the Required Filings.

The Certifying Officers evaluate the effectiveness of the Procedures during the Current Period and have concluded that the Procedures in place as of the end of the period covered by the Required Filings are effective in providing reasonable assurance that material information relating to the Company is accumulated and communicated to management and reported within the time periods specified.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has reviewed its internal controls over financial reporting for the period ended January 31, 2008 and as of the Report Date. The Certifying Officers believe that the Company's system of internal controls over financial reporting as defined under MI 52-109 is sufficiently designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's GAAP. During the Current Period and as a result of the take-over of Ashton and Contact, certain personnel changes occurred; the Certifying Officers do not believe that these changes have had a material impact on the Company's internal controls over financial reporting for the Current Period. However, certain weaknesses continue to exist in the Company's systems of internal control over financial reporting. These weaknesses arise primarily from the limited number of personnel employed in the accounting and financial reporting area, a situation that is common in many smaller companies. As a consequence of this situation: a) it is not feasible to achieve the complete segregation of duties; and b) the Company does not have full "in house" expertise in complex areas of financial accounting, such as taxation.

The Company's management, including the Certifying Officers, does not expect that its internal controls and procedures will prevent all error and all fraud. The Company believes that the weaknesses identified in its systems of internal control are mitigated by the thorough review of the Company's financial statements by senior management, the audit committee of the board of directors, and by consulting with external experts. In addition, senior management is active in the Company's day-to-day operations and in monitoring the Company's financial reporting. Regardless, these mitigating factors cannot completely eliminate the possibility that a material misstatement will occur as a result of the weaknesses identified in the Company's internal controls over financial reporting. A cost effective system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved.

APPROVAL

The Board of Directors of Stornoway has approved the disclosure contained in this Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it.

ADDITIONAL INFORMATION

Additional information relating to Stornoway is on SEDAR at www.sedar.com.

Form 52-109F2 - certification of Interim Filings - CEO, filed March 17, 2008.

Form 52-109F2 *Certification of Interim Filings*

I, Eira Thomas, CEO of Stornoway Diamond Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stornoway Diamond Corporation, (the issuer) for the interim period ending January 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 17, 2008

/s/ Eira Thomas
Eira Thomas
CEO

Form 52-109F2 - certification of Interim Filings - CFO, filed March 17, 2008.

Form 52-109F2 *Certification of Interim Filings*

I, Zara Boldt, Vice-President, Finance of Stornoway Diamond Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stornoway Diamond Corporation, (the issuer) for the interim period ending January 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 17, 2008

/s/ Zara Boldt

Zara Boldt
Vice-President, Finance

Interim financial statements for the quarter ended January 31, 2008 (“Q3 Financials”), filed March 17, 2008.

STORNOWAY DIAMOND CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2008

Canadian Funds

(Unaudited – Prepared by Management)

Stornoway Diamond Corporation

(An Exploration Stage Company)

Interim Consolidated Balance Sheet

Unaudited – Prepared by Management *(expressed in thousands of dollars)*

ASSETS	As at January 31, 2008	As at April 30, 2007 (Audited)
Current		
Cash and cash equivalents	$ 12,854	$ 21,473
Short-term deposits	58	58
Investments *(Note 5)*	1,779	-
Accounts receivable	2,634	3,722
Prepaid expenses	244	227
	17,569	25,480
Deferred Financing Fees *(Notes 3 and 12)*	-	74
Prepaid Fuel	280	471
Property, Plant and Equipment *(Note 7)*	4,961	6,140
Resource Property Costs *(Note 8)*	178,705	193,982
	$ 201,515	$ 226,147
LIABILITIES		
Current		
Accounts payable and accrued liabilities		
- Trade	$ 2,730	$ 7,219
- Due to related parties *(Note 10)*	13	262
	2,743	7,481
Future Income Tax Liabilities *(Note 11)*	21,172	23,871
Convertible Debentures *(Note 12)*	18,261	17,223
Asset Retirement Obligations *(Note 13)*	634	600
SHAREHOLDERS' EQUITY		
Share Capital *(Note 9)*	204,103	201,387
Contributed Surplus *(Note 9)*	9,879	8,537
Equity Component of Convertible Debenture *(Note 12)*	2,916	2,916
Accumulated Other Comprehensive Income *(Note 3)*	(91)	-
Deficit	(58,102)	(35,868)
	158,705	176,972
	$ 201,515	$ 226,147

Nature of Operations and Basis of Consolidation *(Note 1)*
Going Concern *(Note 2)*
Commitments *(Note 15)*

ON BEHALF OF THE BOARD:

"Catherine McLeod-Seltzer" ____________________, Director *"Eira M. Thomas"* ____________________, Director

- See Accompanying Notes -

Stornoway Diamond Corporation
(An Exploration Stage Company)
Interim Consolidated Statements of Loss and Deficit
Unaudited – Prepared by Management *(expressed in thousands of dollars except shares and per share amounts)*

	For the Three Months Ended		For the Nine Months Ended	
	January 31, 2008	January 31, 2007	**January 31, 2008**	January 31, 2007
Administrative Expenses				
Administration fees and rent	$ **52**	$ 31	$ **155**	$ 94
Professional fees	**110**	1,264	**318**	1,422
Office and sundry	**156**	-	**521**	211
Property management fees	**-**		**-**	(57)
Regulatory and shareholder communications expense	**280**	322	**540**	520
Salaries and benefits	**294**	662	**809**	1,014
Stock-based compensation *(Note 9g)*	**289**	478	**944**	1,095
Loss Before the Following	**1,181**	2,757	**3,287**	4,299
Other (Income) Expenses				
Write-off resource property costs	**17,780**	2,993	**18,052**	10,119
Recovery of a bad debt previously written-off	**-**	-	**-**	(62)
(Gain)/loss on sale of investments	**-**	(108)	**-**	16
Loss on sale of property, plant and equipment	**-**	2	**-**	2
Loss on sale of mineral property	**-**	-	**5,465**	-
Interest income	**(178)**	(188)	**(616)**	(759)
	17,602	2,699	**22,901**	9,316
Loss Before Income Taxes	**18,783**	5,456	**26,188**	13,615
Future income tax recovery *(Note 11)*	**(2,203)**	(1,440)	**(3,954)**	(1,440)
Loss After Income Taxes	**16,580**	4,016	**22,234**	12,175
Non-Controlling Minority Interest	**-**	(63)	**-**	(428)
Net Loss for the Period	**16,580**	3,953	**22,234**	11,747
Deficit - Beginning of period	**41,522**	24,525	**35,868**	16,731
Deficit - End of Period	$ **58,102**	$ 28,478	$ **58,102**	$ 28,478
Loss per Share - Basic and Diluted	$ **0.08**	$ 0.03	$ **0.11**	$ 0.10
Weighted Average Number of Shares Outstanding	**198,901,190**	156.852.508	**196,280,883**	116.158.328

Stornoway Diamond Corporation
(An Exploration Stage Company)
Interim Consolidated Statements of Comprehensive Loss
Unaudited – Prepared by Management *(expressed in thousands of dollars)*

	For the Three Months Ended		For the Nine Months Ended	
	January 31, 2008	January 31, 2007	**January 31, 2008**	January 31, 2007
Net Loss for the Period	$ **16,580**	$ 3,953	$ **22,234**	$ 11,747
Unrealized loss on available for sale investment	**31**	-	**91**	-
Comprehensive Loss	$ **16,611**	$ 3,953	$ **22,325**	$ 11,747

- See Accompanying Notes -

Stornoway Diamond Corporation

(An Exploration Stage Company)

Interim Consolidated Statements of Cash Flows

Unaudited – Prepared by Management *(expressed in thousands of dollars)*

	For the Three Months Ended		For the Nine Months Ended	
Cash Resources Provided By (Used In)	**January 31, 2008**	January 31, 2007	**January 31, 2008**	January 31, 2007
Operating Activities				
Loss for the period	**$ (16,580)**	$ (3,953)	**$ (22,234)**	$ (11,747)
Items not affecting cash				
Minority interest	**-**	(63)	**-**	(428)
Write-off of resource property costs	**17,780**	2,993	**18,052**	10,119
Loss on sale of property interest	**-**	-	**5,465**	-
Loss on sale of property, plant and equipment	**-**	2	**-**	2
(Gain)/loss on sale of investments	**-**	(108)	**-**	16
Stock-based compensation	**289**	480	**944**	1,095
Future income tax recovery	**(2,203)**	(1,440)	**(3,954)**	(1,440)
Amortization	**27**	33	**84**	70
Changes in non-cash working capital	**(301)**	764	**(598)**	(4,169)
	(988)	(1,292)	**(2,241)**	(6,482)
Investing Activities				
Cash acquired on acquisition of Ashton *(Note 6)*	**-**	-	**-**	19,264
Cash acquired on acquisition of Contact *(Note 6)*	**-**	-	**-**	2,205
Cash paid to acquire Ashton shares *(Note 6)*	**-**	(14,480)	**-**	(58,621)
Cash paid to acquire Contact shares *(Note 6)*	**-**	399	**-**	(1,839)
Deferred acquisition costs *(Note 6)*	**-**	801	**-**	(1,180)
(Increase)/decrease in short-term deposits	**-**	(77)	**-**	9,886
Restricted cash	**-**	(1,229)	**-**	(5,641)
Prepaid fuel	**-**	111	**(144)**	462
Proceeds from sale of a property interest *(Note 8e)*	**-**	-	**15,000**	-
Proceeds from sale of investments	**-**	-	**-**	1,763
Resource property costs	**(3,556)**	(5,169)	**(20,909)**	(11,595)
Acquisition of property, plant and equipment	**(52)**	(849)	**(258)**	(1,310)
	(3,608)	(20,493)	**(6,311)**	(46,606)
Financing Activities				
Share capital issued for cash, *net of issue costs*	**-**	3,907	**(67)**	26,260
Increase in short-term bank loan	**-**	8,913	**-**	23,854
	-	12,820	**(67)**	50,114
Net Increase (Decrease) in Cash	**(4,596)**	(8,965)	**(8,619)**	(2,974)
Cash and cash equivalents position – Beginning of period	**17,450**	19,067	**21,473**	13,076
Cash and Cash Equivalents Position – End of Period	**$ 12,854**	$ 10,102	**$ 12,854**	$ 10,102

Supplemental Schedule of Non-Cash Investing and Financing Transactions *(Note 14)*

- See Accompanying Notes -

1. Nature of Operations and Basis of Consolidation

Stornoway Diamond Corporation (the "Company") is an exploration stage company which is engaged principally in the acquisition, exploration and development of mineral properties. The recovery of the Company's investment in mineral properties and the attainment of profitable operations is dependent upon the discovery, development and sale of ore reserves, the ultimate outcome of which cannot presently be determined as they are contingent on future events.

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiaries Ashton Mining of Canada Inc. ("Ashton"), Contact Diamond Corporation ("Contact") and KRoc Diamond Drilling Corp.

Ashton and Contact have been accounted for as a purchase of assets. The results of operations for each of Ashton and Contact are included from September 20, 2006, the date of control.

All inter-company balances and transactions have been eliminated upon consolidation.

2. Going Concern

While these interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, there are conditions and events that cast substantial doubt on the validity of this assumption.

During the period ended January 31, 2008, the Company incurred an operating loss before taxes of $26.2 million and has an accumulated deficit of $58.1 million. Cash on hand at January 31, 2008 totalled $12.9 million. In addition, the Company has $20.0 million in convertible debentures outstanding that are due and payable on March 16, 2009 *(Note 12)*.

The Company is an exploration stage company that engages principally in the acquisition, exploration and development of mineral properties. As a development stage company, it is currently unable to self-finance its operations. As discussed in the following notes to the financial statements, the recovery of the Company's investment in its resource properties and attainment of profitable operations is dependent upon the discovery, development and sale of diamond reserves, the ability to joint venture or sell its resource properties and the ability to raise sufficient capital to finance this operation. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. The adjustments could be material.

3. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Certain information and note disclosure normally included in the annual consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended April 30, 2007. In the opinion of management, all adjustments considered necessary for the fair presentation have been included in these consolidated financial statements.

3. Significant Accounting Policies - *Continued*

The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended April 30, 2007, except as follows:

Financial Instruments

Effective May 1, 2007, the Company adopted CICA Handbook Section 1530, "Comprehensive Income", CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement", CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation" and CICA Handbook Section 3865, "Hedges".

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company has adopted this section on a prospective basis.

Under Section 3855, financial instruments must be classified into one of the following categories: held to maturity, held for trading, loans and receivables, available for sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value, except for loans and receivables, held to maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value will depend on their initial classification; held for trading financial instruments are measured at fair value and changes in fair value are recognized in net income, while available for sale financial instruments are measured at fair value, with unrealized changes in fair value recorded in other comprehensive income.

Upon adoption of these new standards, the Company designated its cash, cash equivalents and short-term deposits as held for trading, which are measured at fair value. Accounts receivable have been classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities, and long-term debt have been classified as other financial liabilities, which are measured at amortized cost. All financial instruments are measured at fair value at inception.

The Company's investment in equity securities, acquired in July 2007, was recorded at fair value at the time of acquisition. These equity securities have been designated as available-for-sale. During the nine months ended January 31, 2008, the Company recognized an unrealized loss of $91,000, which has been included in accumulated other comprehensive income.

Changes in fair value of the Company's cash equivalents and short-term deposits, which are comprised of interest-bearing bank deposits, are included in interest income each period. Upon adoption of Section 3855, the Company was no longer permitted to account for debt issue costs as a deferred charge, which had been presented as a separate asset on the balance sheet. As a result, the Company has elected to net its deferred financing costs against the carrying value of its long-term debt and to amortize the discount over the term of the debt using a method that closely approximates the effective yield method.

The adoption of Section 3865 had no impact on the Company's consolidated financial statements.

4. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term deposits, accounts receivable, investments, trade payables, amounts due to related parties and debentures. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

5. Investments

The Company's investment consists of common shares in a public company. This investment represents less than a 5% interest in that company. As at January 31, 2008, the fair value of this investment was $1,779,000. Fair value at the date of acquisition was $1,870,000.

6. Business Acquisitions

During the year ended April 30, 2007, the Company completed the acquisition of 100% of the issued and outstanding shares of Ashton, a public company listed on the Toronto Stock Exchange ("TSX") and Contact, a public company also listed on the TSX. As consideration, the Company made total cash payments of $51,362,000 and issued 53,802,093 common shares with a fair value of $56,519,000 to the Ashton shareholders and the Company issued 15,794,414 common shares with a fair value of $15,769,000 to the Contact shareholders. As part of the transaction, the Company also issued 3,985,250 replacement stock options of the Company to the Ashton option holders and 1,368,720 replacement stock options of the Company to the Contact option holders. The estimated fair value of the replacement options was $2,695,000. A total of 2,500,000 replacement warrants issued to the Ashton warrant holders expired without exercise in June 2007.

The Company accounted for both acquisitions as a step-by-step purchase of assets. Results of operations have been included from September 20, 2006, the date of control.

7. Property, Plant and Equipment

Details are as follows *(expressed in thousands of dollars)*:

	As at January 31, 2008			As at April 30, 2007		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 744	$ (565)	$ 179	$ 727	$ (538)	$ 189
Buildings	91	(13)	78	91	(11)	80
Leasehold improvements	751	(251)	500	690	(193)	497
Exploration equipment	817	(489)	328	790	(388)	402
Vehicles	573	(373)	200	573	(308)	265
Laboratory equipment	6,544	(2,868)	3,676	6,456	(1,749)	4,707
	$ 9,520	$ (4,559)	$ 4,961	$ 9,327	$ (3,187)	$ 6,140

8. Resource Property Costs

Eastern Arctic Properties, Canada

a) Aviat One and Two Properties

Pursuant to an agreement dated June 25, 2002, and as amended by a Joint Venture Agreement dated April 1, 2006, the Company has a 70% interest in certain mineral claims and leases, known as the Aviat One ("Aviat 1") and Aviat Two ("Aviat 2") properties. BHP Billiton ("BHPB") held a 20% interest in the properties and the Hunter Exploration Group ("Hunter") held a 10% interest, carried up to the development of a mine on the properties. John Robins, a director of the Company, owns 33.3% of Hunter.

8. Resource Property Costs - *Continued*

a) **Aviat One and Two Properties** - *Continued*

In June 2006, BHPB elected to dilute its interest in the properties by not funding its share of the 2006 exploration program. BHPB did not contribute to the 2007 exploration program either. As a result, at January 31, 2008, BHPB's interest had decreased to 14.8% and the Company's interest had increased to 75.2%; Hunter's interest at 10% remained unchanged.

Each of the Aviat One and Aviat Two properties is subject to a 2% net smelter return royalty ("NSR") on products other than diamonds and a 2% gross over-riding royalty ("GOR") on diamond production. In addition, advance royalty payments of $50,000 annually commenced October 1, 2006 for the Aviat 1 property and will commence March 1, 2008 (paid subsequent to the period-end) for the Aviat 2 property.

b) **Churchill**

The Company acquired a 35% interest in the Churchill property pursuant to a letter agreement dated June 13, 2002 by incurring $750,000 in exploration expenditures and issuing 300,000 common shares of the Company to Hunter. Shear Minerals Ltd. ("Shear") held a 51% interest and is the operator of the Churchill joint venture. The remaining 14% interest was held by BHPB. BHPB elected to dilute its interest in the Churchill property by not funding its share of the 2006 exploration program.

In April 2007, Shear and the Company entered into a purchase agreement with BHPB whereby Shear and the Company each acquired 50% of the diluted BHPB interest in the Churchill property. The purchase agreement closed July 17, 2007 and the Company acquired an additional 6.25% interest in the property by making a cash payment of $1,250,000 and by issuing 2,200,000 common shares with a fair value of $2,134,000 at the date of issuance. The Company's interest in the Churchill property increased from 35% to 41.86% and Shear's interest in the Churchill property increased from 51% to 58.14%. The Churchill property is subject to a 2% GOR/NSR.

c) **Qilalugaq Property ("Area 8"), Melville Peninsula, Nunavut**

The Company and BHPB entered into an agreement dated July 10, 2006 whereby the Company may earn a 50% interest in the Qilalugaq property by spending a total of $9,000,000 prior to December 31, 2011. The Company must spend on exploration a total of $500,000 on or before December 31, 2007 ($1,790,000 in total spent as at January 31, 2008) and a further $2,500,000 on or before December 31, 2009 to earn a 25% interest in the property (the "First Option"). Upon exercise of the First Option, the Company must incur a further $6,000,000 in exploration prior to December 31, 2011, of which $2,000,000 must be incurred prior to December 31, 2010 (the "Second Option") to earn a further 25% interest in the property, bringing its total interest in the property to 50%. Upon exercise of the Second Option, a joint venture will be formed and BHPB will have the opportunity to elect to increase its interest in the property by 15% to 65% by incurring a further $15,000,000 in expenditures and may elect to become the Operator of the project. Should BHPB not make the election to increase its interest in the property, further exploration on the property will be shared equally.

The agreement is subject to a 2% NSR on all minerals other than diamonds or diamond products and a 2% GOR on diamond production.

d) **Foxtrot Property, Quebec**

Through its acquisition of 100% of Ashton's outstanding common shares during the year ended April 30, 2007 *(Note 6)*, the Company has a 50% interest in the Eastern Ungava joint venture agreement. The joint venture agreement, dated March 14, 1996 and later amended on June 21, 2001, governs the majority of the Company's activities in Quebec. The Company's 50% interest in this joint venture covers exploration, property acquisition and the development of mineral interests in north-central Quebec including the Foxtrot Property. The Foxtrot property is governed by a joint venture between the Company and SOQUEM Inc.'s wholly-owned subsidiary Diaquem. The Company is the operator.

8. Resource Property Costs – *Continued*

e) Buffalo Hills Property, Alberta

In April 2007, the Company entered into an agreement with Diamondex Resources Ltd. ("Diamondex") and Shore Gold Inc. ("Shore") to sell its 45% interest in the Buffalo Hills and Joint Venture Lands for total consideration of $17,500,000. Closing occurred July 24, 2007 and the Company received $15,000,000 in cash and 6,031,363 Diamondex common shares with a fair value of $1,870,000 at the date of receipt. The Company recorded a net loss after taxes of $3,776,000 on the sale of this property interest.

f) Itza Property, Nunavut

On July 10, 2007, the Company and Bayswater Uranium Corporation ("Bayswater") entered into an agreement whereby the Company may earn up to an 80% interest in the diamond rights to the Itza Property in Nunavut. The Company may earn a 60% interest in the property by issuing common shares at a value of $75,000 upon signing (76,601 common shares issued with a fair value of $49,025 at the time of issuance) and by incurring $4,000,000 in exploration expenditures over a five year period, with a minimum first year expenditure of $500,000 prior to September 1, 2008. The Company may increase its interest in the property to 80% by sole funding a bankable feasibility study on the property, in the event that Bayswater elects not to form a joint venture when the Company vests at 60%. In addition, the agreement provides for the Company to issue common shares or cash to Bayswater should certain kimberlites or kimberlite bodies be identified on the property.

g) Generative Projects

The Company has signed agreements with several individuals or companies as part of its generative exploration program. Under the terms of these non-material agreements, the Company may be required to make cash payments, issue shares or fund an exploration program to earn its interest under the terms of the specific agreement. Properties acquired as part of the Company's generative exploration program may be subject to GORs ranging from 0%~3% and NSRs ranging from 0%~3%.

No cash payments or shares were issued pursuant to the Company's generative agreements during the period ended January 31, 2008.

h) Other Property Interests

The Company and its subsidiaries continue to hold a number of property interests in other parts of Canada and in Botswana, either as 100% ownership or as part of a property option agreement.

No cash payments or shares were issued pursuant to the Company's other property interests during the period ended January 31, 2008.

i) Write-offs

During the period ended January 31, 2008, the Company wrote-off capitalized property interests of $18,050,000. The majority of this write-off ($16,800,000) relates to the Company's property interests in the Northwest Territories, where no future exploration programs are planned for the forseeable future and where no recent exploration programs have been carried out on the properties. In addition, the Company wrote-off $732,000 with respect to its ongoing generative programs and the Company wrote-off a further $518,000 with respect to various other, non-material property interests where no future exploration is warranted or where the Company no longer retains a property interest.

8. Resource Property Costs – *Continued*

	January 31, 2008			April 30, 2007		
	Acquisition Cost	**Exploration Cost**	**Total**	Acquisition Cost	Exploration Cost	Total
Eastern Arctic Properties						
Balance - Beginning of the year	$ 21,388	$ 26,774	$ 48,162	$ 2,478	$ 23,595	$ 26,073
Ashton – fair value allocation	-	-	-	12,745	-	12,745
Financing and interest costs	542	-	542	803	-	803
Ashton - additions to April 30, 2007	-	-	-	-	28	28
Contact – fair value allocation	-	-	-	5,334	-	5,334
Contact - additions to April 30, 2007	-	-	-	5	202	207
Advances to operator	-	(93)	(93)	-	928	928
Airborne Geophysics	-	269	269	-	43	43
Assays and laboratory	-	1,575	1,575	-	2,388	2,388
Camp and general	-	1,414	1,414	-	2,637	2,637
Drilling	-	2,063	2,063	-	1,760	1,760
Sampling and ground surveys	-	2,723	2,723	-	1,056	1,056
Tenure (Permit recoveries)	3,575	-	3,575	241	-	241
Management Fees	-	126	126	-	68	68
Recoveries from exploration partner(s)	-	(53)	(53)	-	(1,032)	(1,032)
Write-offs	(12,745)	(2,801)	(15,546)	(218)	(4,899)	(5,117)
	12,760	31,997	44,757	21,388	26,774	48,162
Eastern Canada Properties						
Balance - Beginning of the year	107,424	9,433	116,857	-	-	-
Ashton – fair value allocation	-	-	-	83,420	-	83,420
Financing and interest costs	3,291	-	3,291	5,059	-	5,059
Ashton - additions to April 30, 2007	-	-	-	-	9,060	9,060
Contact – fair value allocation	-	-	-	18,911	-	18,911
Contact - additions to April 30, 2007	-	-	-	34	373	407
Airborne Geophysics	-	55	55	-	-	-
Assays and laboratory	-	1,255	1,255	-	-	-
Bulk sampling	-	2,533	2,533	-	-	-
Camp and general	-	1,179	1,179	-	-	-
Drilling	-	187	187	-	-	-
Pre-feasibility studies	-	785	785	-	-	-
Sampling and ground surveys	-	365	365	-	-	-
Tenure (Permit recoveries)	44	-	44	-	-	-
Write-offs	-	(98)	(98)	-	-	-
	110,759	15,694	126,453	107,424	9,433	116,857
Balance Carried Forward	123,519	47,691	171,210	128,812	36,207	165,019

8. Resource Property Costs – *Continued*

	January 31, 2008			April 30, 2007		
	Acquisition Cost	Exploration Cost	Total	Acquisition Cost	Exploration Cost	Total
Balance Carried Forward	123,519	47,691	171,210	128,812	36,207	165,019
Western Arctic Properties						
Balance - Beginning of the year	79	1,922	2,001	903	6,257	7,160
Airborne Geophysics	-	-	-	-	271	271
Assays and laboratory	-	104	104	-	87	87
Camp and general	-	25	25	-	115	115
Drilling	-	91	91	-	151	151
Sampling and ground surveys	-	105	105	-	116	116
Tenure (Permit recoveries)	(3)	-	(3)	(113)	-	(113)
Management fees	-	2	2	-	3	3
Recoveries from exploration partner(s)	-	-	-	-	-	-
Write-offs	-	(1,410)	(1,410)	(711)	(5,078)	(5,789)
	76	839	915	79	1,922	2,001
Other Canadian Properties						
Balance - Beginning of the year	20,876	2,552	23,428	236	871	1,107
Ashton – fair value allocation	-	-	-	19,697	-	19,697
Financing and interest costs	333	-	333	1,175	-	1,175
Ashton - additions to April 30, 2007	-	-	-	-	2,068	2,068
Sale of Buffalo Head Hills, Alberta	(19,697)	(2,638)	(22,335)	-	-	-
Airborne Geophysics	-	-	-	-	328	328
Assays and laboratory	-	38	38	-	71	71
Camp and general	-	259	259	-	266	266
Drilling	-	7	7	-	624	624
Sampling and ground surveys	-	197	197	-	116	116
Tenure (Permit recoveries)	50	-	50	(10)	-	(10)
Management fees	-	3	3	-	1	1
Write-offs	-	(335)	(335)	(222)	(1,793)	(2,015)
	1,562	83	1,645	20,876	2,552	23,428
Canadian Generative Exploration						
Balance - Beginning of the year	56	2,114	2,170	23	1,606	1,629
Airborne Geophysics	-	92	92	-	315	315
Assays and laboratory	-	965	965	-	1,138	1,138
Camp and general	-	367	367	-	562	562
Sampling and ground surveys	-	318	318	-	562	562
Tenure (Permit recoveries)	-	-	-	33	-	33
Write-offs	-	(664)	(664)	-	(2,069)	(2,069)
	56	3,192	3,248	56	2,114	2,170
Botswana, Africa						
Balance - Beginning of the year	476	888	1,364	633	955	1,588
Camp and general	-	11	11	-	10	10
Drilling	-	294	294	-	37	37
Sampling and ground surveys	-	18	18	-	48	48
Tenure (Permit recoveries)	-	-	-	572	-	572
Write-offs	-	-	-	(729)	(162)	(891)
	476	1,211	1,687	476	888	1,364
Ending Balance	$ 125,689	$ 53,016	$ 178,705	$ 150,299	$ 43,683	$ 193,982

9. Share Capital

a) Details are as follows (*expressed in thousands of dollars*):

	Number		Amount		Contributed Surplus
Authorized:					
Unlimited common shares without par value					
Issued and fully paid:					
Balance – April 30, 2007	196,062,873	$	201,387	$	8,537
Issued for properties *(Note 8b and 8f)*	2,276,601		2,183		-
Issued as an interest payment *(Note 12)*	604,900		600		-
Return to treasury	(43,700)		-		-
Stock-based compensation	-		-		1,342
Share issuance costs	-		(67)		-
Balance – January 31, 2008	198,900,674	$	204,103	$	9,879

In March 2007, Ashton paid approximately $945,000 in respect of dissenting shareholders. As part of this settlement, a total of 95,980 Stornoway common shares were returned to treasury between April and June 2007. A further 43,700 common shares were returned to treasury during the nine months ended January 31, 2008 with respect to a dissenting shareholder.

b) **Flow-through Funds**

The Company is required to spend the following on CEE (*expressed in thousands of dollars*):

Flow-through funds on hand at April 30, 2007	$	10,663
Expenditures to January 31, 2008		(10,663)
Flow-through funds on hand at January 31, 2008	$	-

To finance eligible CEE, the Company raised $22,581,000 between October 2005 and April 2007. These funds are restricted for use in incurring CEE as defined in the Income Tax Act.

c) **Stock Option Plan**

At the Company's Annual General Meeting of Shareholders held September 11, 2007, disinterested shareholders approved an amendment to the Company's existing Stock Option Plan (the "Plan") to fix the maximum number of common shares available for issuance under the Plan at 19,884,107. This represents 10% of the Company's issued and outstanding common shares as at August 14, 2007. Formerly, a total of 7,263,420 common shares had been reserved for issuance, excluding the Ashton and Contact stock options that were converted to stock options of the Company as part of the acquisitions completed *(Note 6)* during the year ended April 30, 2007. The Ashton and Contact options were converted into options of the Company pursuant to the take-over bids completed during the year ended April 30, 2007 and were not considered to be "new" option grants under the terms of the Company's stock option plan. The converted options fall within the amended plan maximum.

In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.

9. Share Capital - *Continued*

d) A summary of the Company's outstanding options is as follows:

	Number of Options		Weighted Average Exercise Price
Balance April 30, 2007	11,830,516	$	1.52
Granted	-		-
Cancelled	(104,500)		1.38
Expired	(57,500)		1.54
Balance July 31, 2007	11,668,516	$	1.52
Granted	375,000		0.75
Cancelled	(1,107,026)		1.18
Expired	(377,150)		1.28
Balance October 31, 2007	10,559,340	$	1.55
Granted	2,897,265		0.63
Cancelled	(111,625)		0.96
Expired	-		-
Balance January 31, 2008	13,344,980	$	1.35
Number of options currently exercisable	11,707,614	$	1.43

e) As at January 31, 2008, the Company had the following stock options outstanding:

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$ 0.85 ~ $ 1.43	10,091,971	$ 0.97	2.06 years
$ 1.53 ~ $ 2.78	2,849,449	$ 1.89	1.56 years
$ 4.86 ~ $ 7.42	403,560	$ 7.13	4.64 years
	13,344,980		

On December 21, 2007, the Company granted 2,897,265 stock options with an exercise price of $0.63. The options expire December 21, 2012.

f) A summary of the Company's outstanding warrants is as follows:

	Number of Warrants		Weighted Average Exercise Price	Expiry Date
Balance April 30, 2007	10,742,000	$	1.42	
Expired *(Note 6)*	(2,500,000)	$	1.30	May 19, 2007*
Balance January 31, 2008	8,242,000	$	1.46	April 11, 2008 to April 11, 2009

*On May 18, 2007, the expiry date for these warrants was extended by one month to June 19, 2007. On June 19, 2007, the warrants expired without exercise.

9. Share Capital - *Continued*

g) Stock-Based Compensation

The fair value of each option grant that has vested during the current period is estimated on the date of grant using the Black-Scholes Option Pricing Model, with the following weighted average assumptions:

	Nine Months Ended January 31, 2008	Year Ended April 30, 2007
Risk-free interest rate	**3.87% ~ 4.27%**	3.9% - 4.1%
Expected dividend yield	**Nil**	NIL
Expected stock price volatility	**46% ~ 92%**	48% - 79%
Expected option life in years	**2 - 5 years**	3 - 5 years

During the year ended April 30, 2007, the Company granted options to purchase up to 2,617,000 shares of the Company's stock to employees and non-employees at exercise prices of $1.02, $1.13 and $1.25. The Company used the Black-Scholes Option Pricing Model to estimate a fair value for these grants. For the nine months ended January 31, 2008, the Company recorded stock-based compensation expense of $1,341,000 (January 31, 2007 - $1,095,000), of which $398,000 has been capitalized to resource property costs. The Company granted 3,272,265 stock options during the nine months ended January 31, 2008. The options have exercise prices of $0.63 and $0.75 and expire five years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

10. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a) As at January 31, 2008, the amounts due to related parties consisted of the following *(expressed in thousands of dollars)*:

	January 31, 2008	April 30, 2007
International Northair Mines Ltd., a company with an officer in common	$ (14)	$ 71
Strongbow Exploration Inc., a company with a director in common	27	191
	$ 13	$ 262

These amounts are non-interest bearing, unsecured and are due on demand.

b) Pursuant to an amended agreement with International Northair Mines Ltd. ("Northair"), a company with an officer in common, the Company pays a monthly administrative fee for office space and reimburses Northair for administrative services and supplies as incurred. The agreement was terminated as of June 1, 2007. During the current fiscal period, administrative fees and rent totalling $2,100 (January 31, 2007 - $35,000) was paid to Northair for its services.

c) During the period ended January 31, 2008, the Company paid $88,000 (January 31, 2007 - $133,700) for shared technical services and office rent to Strongbow Exploration Inc.

10. Related Party Transactions - *Continued*

d) In July 2007, the Company entered into a sub-lease agreement with Agnico-Eagle Mines Ltd. ("Agnico-Eagle"), a significant shareholder and a company with a director in common, for additional premises. The Company is committed to annual lease payments of approximately $105,000 in respect of these premises through June 30, 2010. A portion of these payments may be recovered through sub-leases.

e) During the period ended January 31, 2008, the Company paid $180,000 and accrued as payable $33,000 to Agnico-Eagle in respect of work related to a pre-feasibility study at the Renard Project (Foxtrot Property).

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. Income Taxes

a) Reconciliation of accounting and taxable income *(expressed in thousands of dollars)*:

	For the Nine Months Ended January 31, 2008	For the Year Ended April 30, 2007
Loss before income taxes	**$ (26,188)**	$ (21,710)
Canadian federal and provincial income tax rates	**33.00%**	33.00%
Income tax recovery based on the above rates	**(8,642)**	(7,164)
Increase (decrease) due to:		
Non-deductible expenses and other permanent differences	**312**	569
Losses and temporary differences for which no future income tax asset has been recognized	**4,376**	5,744
Income tax benefit recognition on the issuance of flow-through shares	**-**	(1,294)
Income tax recovery	**$ (3,954)**	$ (2,145)

b) As at April 30, 2007, the Company has non-capital losses of approximately $22,617,000 (April 30, 2006 - $4,264,000), which can be used to reduce taxable income. These loss carry forwards *(expressed in thousands of dollars)* expire as follows:

2008 to 2009	$ 1,654
2010 to 2015	9,012
2016 to 2020	1,489
2021 to 2025	457
2026	7,053
2027	2,952
	$ 22,617

11. Income Taxes - *Continued*

c) Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates are as follows (*expressed in thousands of dollars*):

		January 31, 2008		April 30, 2007
Future income tax assets				
Non-capital losses	$	9,127	$	7,182
Capital losses		461		461
Property, plant and equipment		273		-
Financing fees		1,838		2,409
Resource property costs		5,423		4,919
Other		274		264
Total future tax assets		17,396		15,235
Valuation allowance		(13,209)		(11,195)
Net future income tax assets	$	4,187	$	4,040
Future income tax liabilities				
Resource property costs	$	25,359	$	27,749
Property, plant and equipment		-		162
Future tax liabilities		25,359		27,911
Future tax liability, net	$	21,172	$	23,871

Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Future income tax assets are recorded when it is more likely than not that they will be recovered in future periods.

12. Convertible Debentures

On March 16, 2007, the Company concluded a non-brokered sale of $20,000,000 in unsecured convertible debentures to Agnico-Eagle ($10,000,000) and Lorito Holdings Limited ($10,000,000), a Lundin Family Trust. The debentures mature March 16, 2009 and interest is payable under the debentures quarterly at 12% per annum. The Company issued two series of debentures, $10,000,000 in Series A Debentures that provide the Company may repay principal on the maturity date in cash or common shares of Stornoway ("Shares") at the Company's election and $10,000,000 in Series B Debentures that provide that the Company must repay principal on the maturity date in cash or Shares at the holder's election. However, the maximum number of common shares that can be issued to Agnico-Eagle for satisfaction of the interest and principal payments is 12,142,036. The remainder must be paid in cash. The maximum number of common shares that can be issued in payment of the loan is 43,690,850. If principal is paid in Shares, the Shares will be issued at a price of the lower of $1.25 and the five day volume weighted average price of the Shares ending three trading days before the payment date. The Company will have no right of prepayment. Interest payments may be paid in cash or in Shares, at the Company's election. If interest is paid in Shares, the Shares will be issued at a price of 95% of the five day volume weighted average price of the Shares ending three trading days before the payment date.The proceeds of the debenture financing were used to repay the bridge loan that was used to finance the acquisition of Ashton *(Note 6)*. In June 2007, the Company issued 604,900 common shares with a value of $0.9919 per share in settlement of the first quarterly interest payment. In September 2007 and December 2007, the Company made cash payments totalling $1,200,000 in settlement of the second and third quarterly interest payments. At January 31, 2008, $302,500 has been accrued for the next interest payment due in March 2008. In March 2008, the Company made the $600,000 quarterly interest payment by issuing a total of 1,099,708 common shares with a value of $0.5456 per share to the holders of the debentures.

12. Convertible Debentures - *Continued*

The debentures have been segregated into the respective fair values of its debt and equity components on the date of issuance. The debt component, representing the value allocated to the liability at inception, is recorded as a long-term liability. The remaining component, representing the value ascribed to the holder's option to convert the principal balance into common shares, is classified in shareholder's equity as the "equity component of convertible debenture". Over the term of the debenture, the debt component will be accreted to the face value of the debentures by the recording of additional interest expense. The Company incurred financing fees of $78,000 in respect of the debt issuance, of which $44,000 has been amortized to the cost of the acquisition at January 31, 2008 (April 30, 2007 - $4,000).

At issuance, the Company estimated the fair value of the conversion option by using the Black-Scholes option pricing model with the following assumptions: two-year estimated life, 42.2% volatility and a risk-free rate of 4.1%. *(Expressed in thousands of dollars):*

		January 31, 2008		April 30, 2007
Principal amount	$	20,000	$	20,000
Less equity component of convertible debentures		(2,916)		(2,916)
Accreted interest		1,221		139
Financing fees *(Note 3)*		(44)		-
Liability component	$	18,261	$	17,223

13. Asset Retirement Obligations

Details are as follows:

		January 31, 2008		April 30, 2007
Balance – beginning of the period	$	600	$	600
Accretion		34		-
Balance – end of the period	$	634	$	600

The Company has recorded an asset retirement obligation which reflects the present value of the estimated amount of undiscounted cash flow required to satisfy the asset retirement obligation in respect of the Foxtrot property in Quebec. The primary component of this obligation is the removal of equipment currently used at the site as well as costs associated with securing an underground shaft on the property. The expected timing of the asset retirement obligation expenditures range from 2008 to 2010 based upon the Company not going into production on the Foxtrot property. Should the Company go into production on the Foxtrot property, the obligation will be realized further into the future. The credit adjusted risk free rate at which the estimated cash flows have been discounted to arrive at the obligation is 12% and the undiscounted amount of estimated future cash flows is $722,000.

14. Supplemental Schedule of Non-Cash Investing and Financing Activities

(expressed in thousands of Dollars)

	For the Three Months Ended		For the Nine Months Ended	
	January 31, 2008	January 31, 2007	**January 31, 2008**	January 31, 2007
Issuance of shares for resource properties	$ -	$ -	$ **2,183**	$ 570
Stock-based compensation included in resource properties	$ **198**	$ -	$ **398**	$ -
Shares received for the disposal of a resource property interest	$ -	$ -	$ **(1,870)**	$ -
Deferred exploration costs included in accounts payable	$ **2,160**	$ 4,706	$ **2,160**	$ 4,706
Deal transaction costs included in accounts payable	$ -	$ 4,427	$ -	$ 4,427
Issuance of common shares in settlement of an interest payment *(Note 12)*	$ -	$ -	$ **600**	$ -
Issuance of common shares for Ashton *(Note 6)*	$ -	$ 15,732	$ -	$ 62,452
Issuance of common shares for Contact *(Note 6)*	$ -	$ 1,323	$ -	$ 19,269
Amortization included in resource property costs	$ **448**	$ 206	$ **1,354**	$ 206

15. Commitments

The Company has minimum commitments under its operating leases for its premises averaging approximately $405,000 per year until June 30, 2010 and averaging approximately $300,000 per year between 2010 and 2013.

In addition, the Company has GICs in the amount of $57,500 as collateral security for its corporate credit cards and a subsidiary of the Company has a line of credit of up to $1.4 million to satisfy exploration bonding requirements and for the use of corporate credit cards. Short-term deposits equivalent to the utilization of the line of credit are provided as collateral security.

New release, filed March 13, 2008.

RECEIVED

2008 SEP 15 P 12:47

stornoway
DIAMOND CORPORATION

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

TSX: SWY
SWY 08-07
March 13, 2008

STORNOWAY IMPROVES ON DIAMOND CONTENT OF AVIAT KIMBERLITES AV1 AND AV2 UPPER

Stornoway Diamond Corporation (TSX-SWY) and Hunter Exploration Group are pleased to report diamond recovery results from the Aviat Project's AV1 and AV2 Upper kimberlites, located on the Melville Peninsula in eastern Nunavut, Canada.

A total of 48.9 dry tonnes of material from the AV1 kimberlite was collected in 2007 and processed by Dense Media Separation (DMS), recovering 43.41 carats of diamonds for an indicated diamond content of 89 carats per hundred tones (cpht) for stones retained on a 0.85mm square mesh screen. The three largest diamonds recovered from this work were a 0.53 carat colourless macle, a 0.50 carat grey clivage and a 0.49 carat colourless macle.

Previously reported results (Stornoway press release of October 21, 2004) from AV1 comprised 8.54 carats of diamonds recovered from 10.28 dry tonnes of processed material, for an indicated diamond content of 83 cpht (stones retained on a 0.85mm square mesh screen). The largest diamond recovered from this previously reported work was 0.40 carats. Combining this historical result with the new DMS data reported above provides a 'global' summary for the AV1 body of 88 cpht (51.95 carats from 59.19 dry tonnes).

Also during 2007, a total of 6.24 dry tonnes of the AV2 Upper kimberlite was collected and processed by DMS to yield 4.99 carats of diamonds for an indicated diamond content of 80 cpht for stones retained on a 0.85mm square mesh screen. The three largest diamonds recovered from this work were a 0.30 carat colourless broken octahedron, a 0.23 carat colourless octahedron and a 0.13 carat grey tetrahexahedroid.

Details of the new AV1 and AV2 Upper results are provided below:

Kimberlite	Dry wt. (tonnes)	+0.850 mm	+1.18 mm	+1.70 mm	+2.36 mm	+3.35 mm	No. Stones >0.85mm	No. Stones >1.18mm	Carats Recovered[1]	Diamond Content[2] (cpht)[3]
AV1	**48.91**	1035	485	137	36	5	1698	663	43.41	**89**
AV2 Upper	**6.24**	139	73	12	2	0	226	87	4.99	**80**

[1] Represents stones retained on a +0.85mm square mesh screen

[2] The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples

[3] Carats per hundred tonnes

CEO Eira Thomas stated, "AV1 has once again returned consistently high diamond grades. Equally encouraging is the fact that average stone size continues to increase with successively larger kimberlite samples. The diamond content returned from AV2 Upper further evidences the widespread distribution of potentially ore grade diamond bearing kimberlites within the Tremblay corridor, some of which, like the AV267 body, appear to have significant tonnage potential. We remain committed to aggressively advancing our exploration efforts at Aviat in 2008, with a view to outlining a potentially economic diamond resource."

The 486,000 acre Aviat Project is located in eastern Nunavut on the Melville Peninsula and is a joint venture between Stornoway (75.2%), BHP Billiton (14.8%) and Hunter Exploration Group (10%). Exploration activities, including additional drilling at the recently discovered AV9 pipe, are scheduled to begin in Q2, 2008, once weather and logistical considerations are more favourable.

Scientific and Technical Data

Diamond results reported above are based on work completed by Microlithics Laboratories, Thunder Bay, Ontario, an independent mineral process laboratory currently providing services exclusively to Stornoway and its affiliates. The 6.2 and 48.9 tonne samples were processed through a 1.5 tonne per hour (tph) DMS plant designed to recover stones retained on a 0.85mm square mesh sieve. Kimberlite was prepared through a primary jaw crusher, with -10 mm material fed directly into the DMS. All +10 mm material was subsequently reduced through secondary cone crushing. DMS concentrates were submitted for caustic fusion and the residues hand sorted to extract diamonds. As part of Stornoway's ongoing QA/QC programs, DMS tails, concentrate residues and other materials are subject to audit. Any significant changes to recovered diamond grades will be reported when available. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol. (NT/NU), Vice President, Exploration, a Qualified Person under NI 43-101.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in seven Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed March 7, 2008.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

RECEIVED

2008 SEP 16 P 12: 47

TSX: SWY
SWY 08-05
March 4, 2008

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

ADDITIONAL DIAMOND RESULTS FROM RENARD 65 AND NORTH ANOMALY DYKE

Stornoway Diamond Corporation (TSX-SWY) is pleased to provide diamond recovery results on two additional trench samples recently recovered from the Renard 65 kimberlite pipe and the North Anomaly kimberlite dyke both located at the Foxtrot Property in North Central Québec. The Foxtrot Property, which includes the Renard kimberlite pipes and the Lynx-Hibou system of kimberlite dykes, is a 50:50 joint venture with SOQUEM INC. ("SOQUEM").

The Renard 65 sample represents a single, large tonnage batch of kimberlite extracted from a trench excavated at the northern margin of the kimberlite during 2007. In total, 51.77 carats of diamonds were recovered from 266.0 tonnes (dry weight) of kimberlite, representing an overall diamond recovery of 19 carats per hundred tonnes (cpht) for stones retained on a +1 DTC screen. The largest intact diamond recovered was a 2.06 carat top light brown "makeable" stone with an elongate tetrahexahedroid crystal shape, followed with a 1.54 carat top light brown "sawable" stone with an equant tetrahexahedroid crystal shape. An image of these stones is available at http://stornowaydiamonds.com/investor_relations/index.php?&content_id=428. Despite its low, overall observed diamond content, R65 is the largest kimberlite discovered on the property to date, and the new sample has returned amongst the coarsest diamond populations yet observed at the project.

The new North Anomaly sample represents the second of two in-situ kimberlite batches collected during 2006 from a single trench. Diamond recovery from the first batch of kimberlite were previously reported (Ashton Mining of Canada Inc. press release of September 22, 2006). In the new batch, 26.26 carats of diamonds were recovered from 28.0 tonnes (dry weight) of kimberlite, representing an overall diamond recovery of 94 carats per hundred tonnes (cpht) for stones retained on a +1 DTC screen. The largest intact diamond recovered was a 0.22 carat light off-colour "clivage" stone with a flat tetrahexadroid crystal shape. An image of this stone is available at http://stornowaydiamonds.com/investor_relations/index.php?&content_id=427.

Complete diamond recovery data, following Dense Media Separation (DMS) processing and utilizing both x-ray sorter and grease table recovery circuits, are as follows:

Sample	Dry Weight (tonnes)	Stones (retained on +1 DTC screen)	Carats (retained on +1 DTC screen)	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
Renard 65 Trench 6001	266.0	471	51.77	19	2.06, 1.54
North Anomaly Trench T222-01	28.0	401	26.26	94	0.22

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location/size of the samples and processing parameters

[2]Carats per hundred tonnes

Renard 65

Renard 65 is the largest kimberlite pipe within the Renard cluster with a surface area of approximately 1.5 hectares. It is unknown at this time whether Renard 65 comprises two separate kimberlite diatremes coalescing at surface, namely "Renard 6" and "Renard 5", or a single body. The current trench sample, comprising brown coloured kimberlite breccia, was collected on an opportunistic basis during 2007 by trenching at the northern margin of the body where kimberlite sub-crops beneath thin overburden.

Renard 65 has previously been sampled with both diamond and reverse circulation (RC) drilling. In 2003 a large, gem quality diamond, estimated to be greater than 4 carats in weight, was recovered within drill core, an exceptionally rare occurrence in diamond exploration. In 2004, 122.5 tonnes (wet weight) of kimberlite was extracted by RC drilling and returned 26.69 carats of diamonds for a diamond recovery of 22 cpht. In 2005, a further 24.7 tonnes (wet weight) of kimberlite extracted by RC drilling returned 5.80 carats of diamonds for a diamond recovery of 23 cpht.

The most recent trenching was undertaken to test for the presence of a low grade but coarse population of large diamonds at Renard 65, previously implied by the presence of the 4 carat stone in drill core. The results are consistent with previous sampling at Renard 65 in terms of diamond recovery, being lower than other Renard kimberlites, but the new sample has confirmed the potential for a coarse diamond population, with a high average stone size. Further work is required to determine the internal geologic composition of Renard 65, and the opportunity for individual phases of high value kimberlite to contribute additional mineable resource to a potential Renard diamond mine.

Complete DMS diamond recovery results now from the Renard 65 Kimberlite pipe are as follows:

Disclosure Date	Sample Type	Weight (tonnes)	Carats	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
March 4, 2008	Trench	266.0[8]	51.77[4]	19	2.06, 1.54
February 21, 2005[3]	RC Chips	24.7[9]	5.80[5]	23	0.53, 0.49
September 2, 2004[3]	RC Chips	122.5[9]	26.69[5]	22	0.83, 0.82
August 11, 2004[3]	Drill Core	17.8[9]	4.05[5]	23	0.88, 0.67
August 28, 2003[3]	Drill Core	18.4[9]	10.06[6]	54	4.04[7], 0.92

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples or drill holes

[2]Carats per hundred tonnes

[3]Reported by Ashton Mining of Canada Inc.

[4]Represents only stones retained on a +1 or greater DTC screen, as discussed below

[5]Represents only stones retained on a +1.18 mm square mesh screen

[6]Represents only stones retained on a +0.85 mm square mesh screen

[7]Represents an estimated weight of a diamond still embedded in drill core

[8]Dry weight

[9]Wet weight

North Anomaly Dyke

The North Anomaly dyke was discovered in 2005 and is located approximately 5 kilometers north of the Renard kimberlite cluster. Where discovered initially, it has an average thickness of approximately one meter and a strike extent of at least 490 meters. Similar kimberlite intersected by drilling in 2006 approximately 1.5 kilometers to the south may represent the along strike extension of the North Anomaly dyke. During 2006, Stornoway's wholly owned subsidiary Ashton Mining of Canada Inc. ("Ashton") and its JV partner SOQUEM collected a 50 tonne sample from a single trench developed within the North Anomaly dyke. The first 18.6 tonnes of this material were processed in 2006, and the balance stockpiled at site. Today's release represents the processing results of the second batch of material. The combined diamond recovery of 93 cpht from the two batches compares favourably with diamond recovery results from other nearby Foxtrot property dykes which, from similarly sized samples, have returned diamond recoveries of 126 cpht in the case of the Hibou dyke, and between 107 and 141 cpht in the case of the Lynx dyke.

Complete DMS diamond recovery results now from the North Anomaly dyke are as follows:

Disclosure Date	Sample Type	Weight (tonnes)	Carats	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
March 4, 2008	Trench	28.0[6]	26.26[4]	94	0.22
September 22, 2006[3]	Trench	18.4[7]	16.7[5]	91	0.85, 0.57
Total Sample T222-01		46.4	42.96	93	

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples or drill holes

[2]Carats per hundred tonnes

[3]Reported by Ashton Mining of Canada Inc.

[4]Represents only stones retained on a +1 or greater DTC screen, as discussed below

[5]Represents only stones retained on a +1.18 mm square mesh screen

[6]Dry weight

[7]Wet weight

Renard 43-101 Compatible Resource

Stornoway is currently engaged in a program of geological modeling and National Instrument ("NI") 43-101 compatible resource work that is being conducted by Stornoway and AMEC Americas Ltd. within the context of the Renard pre-feasibility study, the principal author of which is Agnico-Eagle Mines Ltd. Neither the Renard 65 kimberlite pipe nor the North Anomaly dyke fall within the scope of this work at this time. Stornoway considers both bodies, however, to have the potential to contribute additional future resources at Renard given further delineation with respect to size, diamond recovery characteristics and diamond valuation.

Scientific and Technical Data

Diamond results reported in this release are based on sample processing between November 2007 and January 2008. Both samples were processed by a 10 tph DMS plant owned by Stornoway (through Ashton) and SOQUEM in joint venture, and operated by Stornoway, at the Renard project site in Québec. Recovery of diamonds from concentrate was carried out in North Vancouver. Quality assurance protocols and actual operating procedures for the processing, transport and recovery of diamonds under the Renard Project sampling programs, including arms-length security provisions, conform to industry standard Chain of Custody provisions.

Individual samples processed at Stornoway and SOQUEM's 10 tph DMS plant in Québec, such as those collected during the 2007 Renard bulk sample program and the associated large tonnage sampling programs at Lynx and Hibou, were first prepared through a primary jaw crusher. To facilitate production of a heavy mineral concentrate, -20 mm material was fed directly into the DMS and +20 mm material was reduced through a secondary cone crusher set at 10 mm. Within the DMS, +6mm coarse reject "floats" were re-crushed and re-circulated. During the processing of the current samples a 1.0mm by 12.0 mm slotted screen was employed within the DMS. The use of this screen can be expected to produce a minimum stone size greater than that retained on a +1 DTC screen which is approximately equivalent to a 0.85 mm square mesh screen. However, the bottom cut-off screen sizes used on the DMS will result in under-recovery of smaller diamonds and will not allow a direct comparison with previously reported diamond contents.

Resultant DMS concentrates from the 10 tph plant were processed twice through x-ray sorter equipment to generate a final concentrate which was hand sorted to extract diamonds. A grease table finish was

used to recover diamonds from all x-ray sorter rejects. As part of Stornoway's ongoing QA/QC program, DMS tails, concentrate residues and other materials are also subject to audit. Any significant changes to the recovered diamond grades provided above will be reported when available. The Renard bulk sample program is managed by Dave Skelton, P.Geol., Senior Project Manager. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol, Vice President, Exploration, a Qualified Person under NI 43-101.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 155 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

SOQUEM INC.

SOQUEM is a wholly-owned subsidiary of Société générale de financement du Québec ("SGF"). The SGF, the Québec industrial and financial holding company, has as its mission to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Québec.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed February 22, 2008.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

TSX: SWY
SWY 08-05
February 20, 2008

STORNOWAY AND SHEAR REPORT ADDITIONAL DIAMONDS FROM KAHUNA DRILLING

Stornoway Diamond Corporation (SWY:TSX) and Shear Minerals Ltd. (SRM:TSXV) today announced additional macro and micro diamond recoveries from the 2007 drilling of the Kahuna kimberlite dyke at the Churchill Diamond Project in Nunavut.

In 2007 at Kahuna, 30 drill-holes from 18 set-ups totaling 2,333m were drilled along a tested 4.5km strike length of the kimberlite dyke to provide a better understanding of its size and geometry. A total of 142m of kimberlite was intersected with single intercepts ranging from 1.0m to 11.8m down-hole. Based on these intercepts the Kahuna kimberlite is a vertical dyke averaging 2.6m in true width. Drill core samples totaling 206.3 kg were processed and a total 1,071 diamonds including 99 macro diamonds were recovered. Results are listed below:

SAMPLE NUMBER	TOTAL SAMPLE WEIGHT	NUMBER OF DIAMONDS PER SIEVE SIZE (MM SQUARE MESH SIEVE)								TOTAL
		0.150 mm	0.212 mm	0.300 mm	0.425 mm	0.600 mm	0.850 mm	1.180 mm	1.700 mm	
Total Kahuna Drilling	206.3	444	291	205	80	34	13	3	1	**1,071**

In addition, samples were collected from each of the three mini bulk sample pits for micro diamond modeling. A total of 288.5 kg was processed with 1,619 diamonds, including 215 macro diamonds, being recovered. Results are listed below:

SAMPLE NUMBER	TOTAL SAMPLE WEIGHT	NUMBER OF DIAMONDS PER SIEVE SIZE (MM SQUARE MESH SIEVE)								MACROS	TOTAL
		0.150 mm	0.212 mm	0.300 mm	0.425 mm	0.600 mm	0.850 mm	1.180 mm	1.700 mm		
Kahuna 1	106.1	236	172	119	54	20	2	4	0	80	**607**
Kahuna 2	83.7	244	162	96	28	18	10	2	0	58	**560**
Kahuna 3	98.8	167	131	76	43	25	5	4	1	77	**452**
Total from Pits	288.5	647	465	291	125	63	17	10	1	215	**1,619**

All samples were submitted to the Saskatchewan Research Council Geoanalytical Laboratories ("SRC") accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis using caustic fusion.

"We have consistently recovered high diamond counts from both drilling and sample pitting along strike, confirming the homogeneous nature of the Kahuna dyke," says Shear President and CEO Pamela Strand.

All diamonds are being categorized by Mineral Services Canada in Vancouver in order to assess the population. A final report is pending.

The Churchill Diamond Project is owned 41.86% by Stornoway and 58.14% by Shear and is comprised of the diamond rights to more than two million acres located near the communities of Rankin Inlet and Chesterfield Inlet in the Kivalliq region of Nunavut. Work is presently focused on continued exploration of new promising indicator mineral trains and geophysical anomalies as well as the evaluation of a system

of significantly diamond-bearing, vertically-emplaced kimberlite dykes that have returned sample grades of up to 2.18 carats per tonne. The 2008 field program is under the supervision of Jennifer Burgess, P. Geol., a Qualified Person under NI 43-101.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

This news release may contain forward looking statements, being statements which are not historical facts, including, without limitation, statements regarding potential mineralization, exploration results, resource or reserve estimates, anticipated production or results, sales, revenues, costs, "best-efforts" financings or discussions of future plans and objectives. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from the Company's expectations are in Company documents filed from time to time with the Toronto Stock Exchange and provincial securities regulators, most of which are available at www.sedar.com. The Company disclaims any intention or obligation to revise or update such statements.

New release, filed February 1, 2008.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

RECEIVED

2009 SEP 16 P 1:49

TSX: SWY
SWY 08-04
January 31, 2008

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

STORNOWAY AND SHEAR REPORT HIGH DIAMOND COUNTS FROM FOUR KIMBERLITES DISCOVERED AT CHURCHILL IN 2007

Stornoway Diamond Corporation (SWY:TSX) and Shear Minerals Ltd. today announced additional caustic fusion results from four new kimberlite discoveries at the Churchill Diamond project in Nunavut. The kimberlite dykes identified from drilling in 2007 have returned significant micro and macrodiamond counts ranging from 29 to 138 diamonds per kilogram of kimberlite analysed.

"Field activities at Churchill in 2007 identified additional, highly diamondiferous kimberlite bodies in close association with prominent structural trends," says Shear President and CEO Pamela Strand. "Given the extremely high diamond counts, which in some cases exceed 100 diamonds per kilogram, the partners are optimistic that Churchill has the potential to host an economic diamond resource."

Ms. Strand says that future work will include prospecting, geophysics and drilling along these favorable structures to examine grade variability and search for zones of higher tonnage potential.

In 2007 drilling discovered four new kimberlite dykes that are of high interest based on initial field observations confirmed by microdiamond counts (see October 11, 2007 news release). These kimberlites occur at the heads of three different G10 pyrope mineral trains in the Sedna Corridor and are believed to be the source of the mineral chemistry based on their close spatial association. The kimberlite dykes range in size from 10 to 50cm true width and are highly altered with visible pyrope garnets.

Samples were submitted to the Saskatchewan Research Council Geoanalytical Laboratories ("SRC") accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis using caustic fusion. Diamonds from these four dykes will be described, categorized and assessed for any breakage. Complete diamond recoveries were as follows:

Kimberlite	Sample Weight (kg)	0.106 mm Sieve	0.15mm Sieve	0.212mm Sieve	0.3mm Sieve	0.425mm Sieve	0.6 mm Sieve	0.85mm Sieve	1.180 mm Sieve	Total Diamond Count
KD-13[1]	1.0	28	13	6	4	2	1	0	0	54
KD-14[2]	1.7	40	23	7	9	3	1	0	1	84
KD-16[3]	3.75	48	27	17	9	5	2	0	1	109
KD-24[4]	2.2	116	82	49	30	12	9	5	2	305

[1] The three largest diamonds measured 1.1mm x 0.9mm x 0.7mm; 0.78mm x 0.6mm x 0.5mm; 0.7mm x 0.5mm x 0.4mm
[2] The three largest diamonds measured 2.7mm x 1.9mm x 0.32mm; 0.92mm x 0.9mm x 0.24mm; 1.14mm x 0.74mm x 0.34mm
[3] The three largest diamonds measured 1.4mm x 1.36mm x 1.1mm; 0.76mm x 0.66mm x 0.6mm; 0.7mm x 0.64mm x 0.48mm
[4] The three largest diamonds measured 1.86mm x 1.58mm x 1.06mm;1.74mm x 1.52mm x 0.96mm; 1.62mm x 1.38mm x1.1mm

Additional diamond results are also reported from the Meeka kimberlite. Meeka is an east-west linear kimberlite dyke 500m in length and open in both directions (based on interpretation from ground geophysics). It is located southeast of the Jigsaw kimberlite and was discovered by prospecting in 2007 (see October 11, 2007 news release). A 15 kg sample of green coloured till adjacent to Meeka was sampled previously and returned nineteen diamonds using caustic fusion. During 2007 a 102.8 kg sample of weathered kimberlite was collected for testing with caustic dissolution in addition to a larger 1.8 tonne

mini bulk sample for processing utilizing dense media separation (DMS). Complete diamond recovery results from caustic fusion of the 103kg sample at SRC are as follows:

Sample Number	Sample Weight (kg)	0.106 mm	0.15mm Sieve	0.212mm Sieve	0.3mm Sieve	0.425mm Sieve	0.6 mm Sieve	0.85mm Sieve	1.180 mm Sieve	Macros	Total
Meeka[1]	102.8	52	35	3	1	0	0	0	0	0	91

[1] The three largest diamonds measured 0.4mm x 0.3mm x 0.3mm; 0.28mm x 0.28mm x 0.22mm; 0.28mm x 0.2mm x 0.2mm

Prospecting on the property in 2007 also identified 16 new kimberlite discoveries occurring as outcrop and sub crop. A total of 291kg of kimberlite was collected in 15 to 25kg grab samples from each new outcrop and sub crop occurrence. In addition to the outcrops and sub crops, nine unsourced kimberlite float anomalies were found. Recently completed caustic fusion of these samples did not return any significant diamond results.

The Churchill Diamond Project is owned 41.86% by Stornoway and 58.14% by operator, Shear, and is comprised of the diamond rights to more than two million acres located near the communities of Rankin Inlet and Chesterfield Inlet in the Kivalliq region of Nunavut. Work is presently focused on continued exploration of new promising indicator mineral trains and geophysical anomalies as well as the evaluation of a system of significantly diamond-bearing, vertically-emplaced kimberlite dykes that have returned sample grades of up to 2.18 carats per tonne. The 2008 field program is under the supervision of Jennifer Burgess, P. Geol., a Qualified Person under NI 43-101. Ms. Burgess is an independent consultant to Shear and has reviewed this news release.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed January 30, 2008.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 08-02
January 24, 2008

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

HIGH DIAMOND CONTENT CONFIRMED AT HIBOU DYKE
126 Cpht from 31 Tonne Trench Sample

Stornoway Diamond Corporation (TSX-SWY) is pleased to provide diamond recovery results on a 31 tonne trench sample extracted from the Hibou dyke, located at the Foxtrot Property in North Central Québec. The Foxtrot Property, which includes the Renard kimberlite pipes and the Lynx-Hibou system of kimberlite dykes, is a 50:50 joint venture with SOQUEM INC. ("SOQUEM").

The new Hibou sample represents in-situ kimberlite collected in two batches during 2006 from a single trench excavated at the southern margin of the dyke. The samples were collected to resolve an apparent contradiction in diamond content observed at Hibou between surficial boulder samples and trenched material analyzed in 2005 and 2006. The new result represents the highest diamond content yet observed at Hibou. In total, 39.54 carats of diamonds were recovered from 31.4 tonnes (dry weight) of kimberlite, representing an overall diamond recovery of 126 carats per hundred tonnes (cpht) for stones retained on a +1 DTC screen. The largest intact diamond recovered was a 1.01 carat light off-colour octahedron, a photograph of which can be found on the Stornoway website at http://www.stornowaydiamonds.com/hibou-23245.jpg. Complete diamond recovery data, following Dense Media Separation (DMS) processing and utilizing both x-ray sorter and grease table recovery circuits, are as follows:

[redacted]

CEO Eira Thomas stated, "This new trench sample confirms high diamond grades at Hibou similar to those seen at the nearby Lynx dyke system, and its shallow dip and surface outcrop make it amenable to surface stripping. As with Lynx, Hibou has the potential to provide a substantial amount of easily accessible, high grade ore to supplement the early-years production profile of a future diamond mine based primarily on the Renard kimberlite pipes."

The Hibou dyke was discovered in 2005 and lies approximately 1.3 kilometres northwest of Renard kimberlite pipes 2, 3, 4 and 9, and 900m east of the Lynx dyke system (see location map). Previous delineation drilling suggests the dyke has a strike extent of at least 850m with a shallow dip of approximately 10 degrees. It is open down dip and along strike to the northwest. Drill intersections suggest kimberlite thicknesses of up to 3.5m, with an average thickness of approximately 2m.

During 2005, Stornoway's wholly owned subsidiary Ashton Mining of Canada Inc. ("Ashton") and its JV partner SOQUEM collected a series of samples of varying sizes from surface boulders, trenches and drill core, and performed diamond recovery by both caustic dissolution and DMS. The caustic dissolution analysis of 353 kilograms of boulder samples and 31.5 kilograms of drill core suggested a high diamond

content of commercial size diamonds. Two DMS samples, a 4.57 tonne sample of surface boulders recovered close to the projected surface expression of the dyke, and a 9.93 tonne sample of in-situ kimberlite extracted from a trench located approximately 150m east of the boulder locality, exhibited contradictory diamond contents of 63 cpht and 8.7 cpht respectively (Ashton Mining of Canada Inc. press release of January 16, 2006). An additional 4.52 tonne DMS sample from the same trench processed by Ashton in May 2006, and previously un-reported, yielded a diamond content of 13.3 cpht. The two 2005 trench samples were comprised, predominantly, of a fine grained macrocrystic kimberlite occurring at the basal contact of the dyke. The 2005 boulder samples, and subsequent drill core, exhibited a coarser macrocrystic texture similar in nature to the Lynx dyke system. The two new trench samples reported in this press release were collected from a locality approximately 70m southwest of the original sampling site. These were both comprised of coarse grained material and have returned a higher diamond content. Further work is required to determine the representative geology of the Hibou dyke and the nature of its diamond mineralization.

Complete DMS diamond recovery results now from the Hibou dyke are as follows:

Disclosure Date	Sample Type	Dry Weight (tonnes)	Carats	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
January 28, 2008	Trench T-271A-10	31.40	39.54[4]	126	1.01, 0.70[6]
Unreported (Ashton May 2006)	Trench T-271A-01	4.52	0.60[5]	13	0.06, 0.04
January 16, 2006[3]	Boulders	4.57	2.87[5]	63	0.44, 0.28
January 16, 2006[3]	Trench T-271A-01	9.93	0.86[5]	9	0.12, 0.11

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples or drill holes

[2]Carats per hundred tonnes

[3]Reported by Ashton Mining of Canada Inc.

[4]Represents only stones retained on a +1 or greater DTC screen, as discussed below

[5]Represents only stones retained on a +1.18 mm square mesh screen

[6]Interpreted to be one of two broken diamond pieces totalling 1.11 carats in weight

The new Hibou sample has been processed in support of a program of geological modeling and National Instrument ("NI") 43-101 compatible resource work that is being conducted by Stornoway and AMEC Americas Ltd. within the context of the Renard pre-feasibility study, the principal author of which is Agnico-Eagle Mines Ltd.

Scientific and Technical Data

Diamond results reported in this release are based on sample processing in two batches between November 2007 and January 2008. The first 21 tonnes were processed by a 10 tph DMS plant owned by Stornoway (through Ashton) and SOQUEM in joint venture, and operated by Stornoway, at the Renard project site in Québec. The second 10 tonnes were processed by a 5 tph DMS plant located at Stornoway's wholly owned and operated mineralogical laboratory in North Vancouver, British Columbia. Recovery of diamonds from concentrate generated by both plants was carried out in North Vancouver. Quality assurance protocols and actual operating procedures for the processing, transport and recovery of diamonds under the Renard Project sampling programs, including arms-length security provisions, conform to industry standard Chain of Custody provisions.

Individual samples processed at Stornoway and SOQUEM's 10 tph DMS plant in Québec, such as those collected during the 2007 Renard bulk sample program and the associated large tonnage sampling programs at Lynx and Hibou, were first prepared through a primary jaw crusher. To facilitate production of a heavy mineral concentrate, -20 mm material was fed directly into the DMS and +20 mm material was reduced through a secondary cone crusher set at 10 mm. Within the DMS, +6mm coarse reject "floats" were re-crushed and re-circulated. During the processing of the current sample a 1.0mm by 12.0 mm

slotted screen was employed within the DMS. The use of this screen can be expected to produce a minimum stone size greater than that retained on a +1 DTC screen which is approximately equivalent to a 0.85 mm square mesh screen. However, the bottom cut-off screen sizes used on the DMS will result in under-recovery of smaller diamonds and will not allow a direct comparison with previously reported diamond contents.

The sample processed at Stornoway's 5 tph DMS plant in North Vancouver was prepared through a primary jaw crusher, with –14 mm material fed directly into the 5 tph DMS. The +14 mm material was reduced through secondary roll crushing set at 10 mm and within the DMS, +4.0 mm floats are re-crushed and re-circulated. During the processing, a 0.85 mm by 14 mm slotted screen was employed within the DMS, and as a consequence there will be a better recovery of smaller diamonds than from the 10 tph DMS plant.

Resultant DMS concentrates from both the 10 tph and 5 tph DMS plants were then processed twice through x-ray sorter equipment to generate a final concentrate which was hand sorted to extract diamonds. A grease table finish was used to recover diamonds from all x-ray sorter rejects. As part of Stornoway's ongoing QA/QC program, DMS tails, concentrate residues and other materials are also subject to audit. Any significant changes to the recovered diamond grades provided above will be reported when available. The Renard bulk sample program is managed by Dave Skelton, P.Geol., Senior Project Manager. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol, Vice President, Exploration, a Qualified Person under NI 43-101.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 155 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

SOQUEM INC.

SOQUEM is a wholly-owned subsidiary of Société générale de financement du Québec ("SGF"). The SGF, the Québec industrial and financial holding company, has as its mission to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Québec.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed January 30, 2008.

PRESS RELEASE

RECEIVED

2008 SEP 15 P 1:20

stornoway
DIAMOND CORPORATION

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

TSX: SWY
SWY 08-03
January 29, 2008

STORNOWAY REPORTS DIAMOND CONTENT OF 162 CPHT FROM 20.6 TONNE AVIAT SAMPLE
Potentially large diamond resource identified at AV267

Stornoway Diamond Corporation (TSX-SWY) and Hunter Exploration Group are pleased to report a diamond content of 162 carats per hundred tonnes (cpht) from Dense Media Separation (DMS) processing of 20.6 dry tonnes from the AV2 kimberlite (interpreted as an outcrop exposure of the larger AV267 sheet) at the Aviat Project, located on the Melville Peninsula in eastern Nunavut, Canada. AV267 is one of eleven significantly diamondiferous kimberlites identified at the 2.2 million acre project. The recovery of a 3.64 carat gem quality stone from initial processing of this sample was previously reported on January 21, 2008.

Stornoway's CEO Eira Thomas stated: "AV267 has returned the highest diamond recoveries and coarsest diamond distribution from Aviat to date. This result, combined with initial tonnage estimates from previous work, points to a large potential diamond resource. The recovery of a 3.64 carat gem (see picture at http://www.stornowaydiamonds.com/av2_outcrop_3_003.jpg) further supports the possibility of commercial diamond values. We are very encouraged by these new developments and are now in position to move forward with a conceptual resource study and a larger bulk sample."

Dense Media Separation (DMS) processing of 20.6 tonnes (dry) of kimberlite collected in three subsamples from surface expressions of the AV267 kimberlite returned a total of 33.36 carats of diamonds, indicating a diamond content of 162 cpht for stones retained on a 0.85mm square mesh screen. The 3.64 ct gem quality white dodecahedron recovered from this work is the largest stone from the Aviat Project to date.

Sample	Dry Weight (tonnes)	No. Stones >0.85mm	Carats [1]	Diamond Content[2] (cpht)[3]	Largest Diamonds (carats)
2007 AV267	20.6	978	33.359	162	3.64, 0.551, 0.525

[1] Represents stones retained on a +0.85mm square mesh screen

[2] The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples

[3] Carats per hundred tonnes

As currently identified, the AV267 sheet outcrops at surface in at least three locations, which in the past were referred to as the AV2 Lower, AV6 and AV7 exposures. The 20.6 tonne sample of AV267 reported above was collected in close proximity to the original AV2 Lower site. Historical DMS processing of small tonnage samples collected from each of those three separate outcrop sites returned a composite 5.44 carats of diamonds from 6.66 dry tonnes, for an average diamond content of 82 cpht, as shown individually by disclosure date below:

Disclosure Date	Sample Type	Dry Weight (tonnes)	Carats[1]	Diamond Content[2] (cpht)[3]	Largest Diamond (carats)
11-Jan-07	AV2 Lower	2.19	1.58	72	0.19
11-Jul-06	AV7	2.32	1.78	77	0.19
21-Jun-06	AV6	2.15	2.08	97	0.1

[1] Represents stones retained on a +0.85mm square mesh screen

[2] The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples

[3] Carats per hundred tonnes

AV267 is one of seven separate kimberlite sheets intersected over an area measuring about 1.5 by 3.5 km within the Eastern Sheet Complex, part of the Tremblay Corridor. These shallowly dipping (8 to 20 degrees), macrocrystic, hypabyssal kimberlite sheets with associated zones of kimberlite breccia are thought to be part of a sequence of layered, horizontally stacked sheets separated by vertical distances of 10 to 30m. The Company is investigating the hypothesis that the eastern kimberlites represent occurrences of a single system of stacked kimberlite sheets underlying the entire 1.5 by 3.5 kilometer area. One such sheet alone would represent a substantial potential tonnage of diamondiferous material. Additional drilling is required to properly test this conceptual model.

Drilling to date has intersected AV267 over approximately 2km of strike length and up to 500m down dip. True thickness averages about 3m, with most intersections ranging from 2.5 to 4.0m. At the present time the sheet is thought to thicken from northeast to southwest, achieving widths of up to 7m. Three roughly rectangular and contiguous 'blocks' of kimberlite within the AV267 sheet have been tested with an irregular drill pattern. The first block (9 holes in kimberlite) tested a strike length of about 900m and a down dip extension of about 350m, and represents a body striking at 100 degrees and dipping about 8 degrees to the southwest. The second block (12 holes in kimberlite) has a strike of 800m and a down dip extension of about 500m. This block strikes at 065 degrees and dips 8-10 degrees to the southeast. Both of these 'blocks' are open down dip. To the east, a third block of kimberlite (contiguous with the other two, and with a 065 degree strike and 8-10 degree southeast dip) has been intersected over a strike length 800m and a down dip extension of 400m. Drilling in this area suggests the sheet pinches out both along strike and down dip.

Individual core intersections from the 2007 drill program on the AV267 kimberlite totalling 358.7 kg were submitted for caustic dissolution and returned coarse diamond counts that match well with the 20.6 tonne sample reported above. Caustic dissolution results are reported below:

	NUMBER OF DIAMONDS PER SIEVE SIZE (MM SQUARE MESH SIEVE)										
Dry Wt (kg)	0.106 to 0.150	0.150 to 0.212	0.212 to 0.300	0.300 to 0.425	0.425 to 0.600	0.600 to 0.850	0.850 to 1.18	1.18 to 1.70	1.70 to 2.36	2.36 to 3.35	Total Stones
358.7	143	127	98	70	42	18	8	10	0	2	518

The 2.2 million acre Aviat Project is located in eastern Nunavut on the Melville Peninsula and is a joint venture between Stornoway (74.8%), BHP Billiton (15.2%) and Hunter Exploration Group (10%).

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from

exploration to marketing. Diamond results reported above are based on work completed by Microlithics Laboratories, Thunder Bay, Ontario, an independent mineral process laboratory currently providing services exclusively to Stornoway and its affiliates. The 20.6 tonne sample was processed through a 1.5 tph DMS plant designed to recover stones retained on a 0.85mm square mesh sieve. Kimberlite was prepared through a primary jaw crusher, with -10 mm material fed directly into the DMS. All +10 mm material was subsequently reduced through secondary cone crushing. DMS concentrates were submitted for caustic fusion and the residues hand sorted to extract diamonds. As part of Stornoway's ongoing QA/QC programs, DMS tails, concentrate residues and other materials are subject to audit. Any significant changes to recovered diamond grades will be reported when available. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol. (NT/NU), Vice President, Exploration, a Qualified Person under NI 43-101.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed January 21, 2008.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

TSX: SWY
SWY 08-01
January 21, 2008

3.64 CARAT DIAMOND RECOVERED FROM AV2 KIMBERLITE AT AVIAT

Stornoway Diamond Corporation (TSX-SWY) and Hunter Exploration Group are pleased to report that a 3.64 carat stone has been recovered from the AV2 kimberlite, one of eleven significantly diamondiferous kimberlites identified at the 2.2 million acre Aviat Project, located on the Melville Peninsula in eastern Nunavut, Canada.

Stornoway's CEO Eira Thomas stated: "The recovery of a large, gem quality stone from a relatively small sample from AV2 is an important and highly encouraging new development for the Aviat Project. Previous work at Aviat has identified significant tonnage potential together with good grades. The recovery of this 3.6 carat gem has, for the first time, established Aviat's potential to yield large, high quality gemstones, an important value driver in any economic diamond deposit".

This diamond, described as a gem quality white dodecahedron, is the largest stone from the Aviat Project to date. It was recovered during Dense Media Separation (DMS) processing of an 11.4 tonne (wet weight) subsample, part of a larger, approximately 27 tonne sample collected in 2007 from surface exposures of the AV2 kimberlite (see September 6, 2007 press release). The diamond was damaged during DMS processing and the reported carat weight is thought to represent about 90% of the original weight. A mechanically induced fracture is evident in the photograph available at http://www.stornowaydiamonds.com/av2_outcrop_3_003.jpg. DMS processing of the 27 tonne AV2 sample is ongoing, and final diamond results will be reported and discussed when available.

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing. Diamond results reported above are based on work completed by Microlithics Laboratories, Thunder Bay, Ontario, an independent mineral process laboratory currently providing services exclusively to Stornoway and its affiliates. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol. (NT/NU), Vice President, Exploration, a Qualified Person under NI 43-101.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed December 27, 2008.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-46
December 21, 2007

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

STORNOWAY GRANTS STOCK OPTIONS

Stornoway Diamond Corporation (SWY: TSX) has granted a total of 2,897,265 incentive stock options to directors, officers and employees of the Company pursuant to the terms of its Stock Option Plan. The options are exercisable on or before December 21, 2012 at price of $0.63 per share.

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 155 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

Form 52-109F2 - Certification of Interim Filings - CEO, filed December 18, 2007.

Form 52-109F2 ***Certification of Interim Filings***

I, Eira Thomas, CEO of Stornoway Diamond Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stornoway Diamond Corporation, (the issuer) for the interim period ending October 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 17, 2007

/s/ Eira Thomas
Eira Thomas
CEO

Form 52-109F2 - Certification of Interim Filings - CFO, filed December 18, 2007.

Form 52-109F2 *Certification of Interim Filings*

I, Zara Boldt, Vice-President, Finance of Stornoway Diamond Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stornoway Diamond Corporation, (the issuer) for the interim period ending October 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 17, 2007

/s/ Zara Boldt
Zara Boldt
Vice-President, Finance

Management's Discussion and Analysis ("MD&A") in respect of Q2 Financials, filed December 18. 2007.

Form 51-102F1
Interim Management Discussion and Analysis[1]
For
Stornoway Diamond Corporation
("Stornoway" or the "Company")

RECEIVED
2008 SEP 16 P 1:09

Containing Information up to and including December 13, 2007

OVERALL PERFORMANCE

Stornoway has a highly diversified and prospective diamond property portfolio, largely focused in Canada, that includes Renard, a development track diamond project with the potential to become Quebec's first diamond mine, three advanced projects in eastern Nunavut at the minibulk sampling stage and several early stage grass roots projects throughout Canada in geologically prospective, underexplored regions. Stornoway's strategy is to capitalize on near-term, small to medium sized diamond mining opportunities to build a growth oriented company that succeeds in the practical business of mining and selling rough diamonds, while at the same time, remains exposed to significant upside through exploration. The rough diamond market continues to strengthen in the face of tightening supply and Stornoway is well positioned to add diamond resources from existing projects and further acquisitions as new opportunities are identified. Subsequent to the successful conclusion of concurrent takeover bids for Ashton Mining of Canada Inc. ("Ashton") and Contact Diamond Corporation ("Contact") in January 2007, Stornoway has added depth and expertise to its management and technical teams as a result of the amalgamation. The Company now benefits from experience at each stage of the diamond pipeline from exploration through development and marketing.

Stornoway's current property portfolio comprises some 34 active properties representing approximately 12.88 million acres that can be roughly subdivided into 0.40 million acres of 'development' stage projects (the Renard Property), 5.04 million acres of 'advanced' exploration properties (Aviat, Churchill, Qilalugaq and Timiskaming) and 7.44 million acres of 'early stage' projects (Botswana, Blackstone, Pikoo, etc.). Collectively these properties encompass some 157 known kimberlite bodies.

Forward-Looking Information

This MD&A contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made based on information currently available to management. When used in this MD&A, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company's exploration properties. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

---

[1] **Note to Reader**

The following management discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the interim unaudited consolidated financial statements for the six months ended October 31, 2007 and the audited, consolidated financial statements of the Company for the year ended April 30, 2007, together with the notes thereto. These financial statements have been prepared in Canadian funds in accordance with Canadian generally accepted accounting principles.

Stornoway operates exploration programs on its development stage projects, three of the four advanced projects and the majority of the early stage projects. Highlights of the three months ended October 31, 2007 and the period shortly thereafter include:

- The completion in Antwerp, Belgium of an independent, open market valuation exercise of 6,497 carats from the Renard, Quebec property;
- Continuation of the Renard Project pre-feasibility study work by AMEC Americas Ltd. ("AMEC") and Agnico-Eagle Mines Ltd. ("Agnico-Eagle") and the decision, made jointly with Soquem, to proceed to Phase 2 of the pre-feasibility study;
- Completion of a 356 tonne minibulk sampling program from the Kahuna kimberlite on the Churchill project in Nunavut. The joint venture recovered 11,088 diamonds greater than 0.85 mm which returned an overall sample grade of 0.95 carats per tonne.
- Completion of field work associated with an aggressive $23 million exploration program on 20 of Stornoway's diamond projects. Key components of this exploration program included the completion of a 10,000 tonne bulk sampling program at Renard, early stage regional exploration at Foxtrot, a 356-tonne mini-bulk sample program at Churchill, drilling and mini-bulk sampling at Aviat, mini-bulk sampling at Qilalugaq and early stage exploration on other prospective properties throughout Canada;
- The appointment of Mr. Yves Harvey to the Company's board of directors.

RESULTS OF OPERATIONS

The Company's net loss for the six months ended October 31, 2007 (the "**Current Period**") of $5.7 million (a loss of $0.03 per share) was significantly smaller than the loss of $7.8 million ($0.08 loss per share) for the six months ended October 31, 2006 (the "**Comparative Period**"). The Company's comprehensive loss for the Current Period was $5.7 million as compared to a comprehensive loss of $7.8 million in the Comparative Period. Included in the Current Period's comprehensive loss is a $60,000 unrealized loss on an investment that is designated as available for sale.

During the Current Period, the Company incurred a non-cash loss on the sale of a property interest totaling $5.5 million ($3.7 million net after taxes) and resource property write-offs of $272,000. In contrast, resource property write-offs totaled $7.1 million or 91% of the year-to-date loss in the Comparative Period. Write-offs in the Comparative Period related to the Aviat ($2.0 million), Hudson ($1.7 million), MIP2 ($1.0 million) Botswana ($891,000), Bear ($679,000) and Alexis ($391,000) properties. Write-offs in the Current Period related to the Company's generative exploration program. Administrative expenses increased by more than 50% during the Current Period, which is a reflection of the Company's larger size following the acquisition of Ashton and Contact in the prior year (results of operations for Ashton and Contact are included from September 20, 2006 forward). The most significant increases were for professional fees related to legal, accounting and consulting (Current Period - $208,000; Comparative Period - $158,000); office and sundry expense also increased due to the larger size of the Company (Current Period - $367,000; Comparative Period - $211,000); regulatory and shareholder communications expense reflects an increase in the shareholder base (Current Period - $260,000; Comparative Period - $198,000) and salaries and benefits reflects an increase in non-exploration personnel, also as a result of the acquisitions (Current Period - $515,000; Comparative Period - $354,000). Interest income in the Current Period ($440,000) was lower than interest income in the Comparative Period ($571,000) due to smaller cash balances available for short-term investment.

Assets decreased from $226.1 million at the April 30, 2007 year-end to $219.9 million at October 31, 2007. Capitalized resource property costs decreased from $194.0 million to $191.3 million at October 31, 2007 due primarily to the sale of the Company's 45% interest in the Buffalo Head Hills property in Alberta. The sale of this non-core exploration asset realized cash of $15.0 million and 6,031,363 common shares of Diamondex Resources Ltd. ("Diamondex") which had a fair value at the time of receipt of $1.9 million. The Company's cash and cash equivalents decreased during the Current Period, from $21.5 million to $17.5 million as at October 31, 2007 due to ongoing exploration between May and October. Additions to the Company's capitalized resource property costs

totaled $17.4 million in the Current Period, as compared to additions of $6.4 million in the Comparative Period. Cash and cash equivalents includes approximately $2.2 million that must be spent on Canadian Exploration Expense ("CEE") before December 31, 2008. The Company's current liabilities decreased from $7.5 million at April 30, 2007 to $3.8 million at October 31, 2007 as the Company had fewer liabilities outstanding with respect to the acquisitions of Ashton and Contact.

CURRENT QUARTER

The factors that have influenced the results of operations for the current quarter ended October 31, 2007 are substantially the same as those described under "Results of Operations" above. The Company's loss for the current quarter totaled $921,000, a loss of $0.01 per share, as compared to a loss of $3.4 million, a loss of $0.03 per share in the comparative quarter ended October 31, 2006. Resource property write-offs had the largest impact on the Company's loss in the comparative quarter (Three months ended October 31, 2007 - $151,000; Three months ended October 31, 2006 - $3.1 million).

EXPLORATION UPDATE

Stornoway's material mineral properties are (i) the Foxtrot Property in the Otish Mountains located in Québec, Canada; (ii) the Aviat One Property on the Melville Peninsula located in Nunavut, Canada; and (iii) the Churchill Property located in Nunavut, Canada. The following discussion is an update to disclosure in documentation filed with regulatory agencies and available for viewing under Stornoway's profile on the SEDAR website at www.sedar.com.

Foxtrot Property – Renard Kimberlitic Bodies, Quebec

The Foxtrot Property, containing the Renard cluster of kimberlite bodies, is a 50/50 joint venture between Stornoway's wholly-owned subsidiary Ashton, and SOQUEM Inc.'s ("SOQUEM") wholly-owned subsidiary, Diaquem. Ashton is the project operator. Since 1996, Ashton and SOQUEM have evaluated an area of more than 400,000 square kilometres of the eastern Archean Superior craton. Exploration conducted by the joint venture has resulted in the discovery of a new field of kimberlitic intrusions on the Foxtrot property, notably the Renard cluster of kimberlitic bodies, and a nearby system of kimberlitic dykes, the Lynx-Hibou dykes. In August 2007, Ashton and SOQUEM completed an advanced stage bulk sample program at the Foxtrot property and recovered 6,497 carats of diamonds from three kimberlite pipes. This diamond parcel underwent a diamond valuation exercise in Antwerp during September 2007, the results of which will be utilized in a subsequent National Instrument ("NI") 43-101 compliant mineral resource calculation. The pre-feasibility study is expected to be completed within the first three to four months of 2008. Pending the results of this program of work, the Foxtrot property has the potential to host Quebec's first diamond mine.

Bulk Sample Program Update and Status

Processing of the bulk sample program was completed during the summer of 2007 and comprised the collection of a cumulative 10,000 tonne sample from Renard 2, 3 and 4. A total of 6,497 carats were recovered from 6,036 dry tones of processed kimberlite, an amount sufficient to create a parcel of diamonds for a market valuation exercise. Diamond recovery results specific to each of the Renard 2, 3 and 4 kimberlite bodies sampled were summarized in Stornoway's interim MD&A dated September 13, 2007 and in the Company's news releases between June and August 2007. This information can be obtained under Stornoway's profile on Sedar (www.sedar.com) or from Stornoway's website.

Reader's Note: Recovered diamond content from individual sub-samples, and the complete Renard 2, 3 and 4 samples, does not conform to the definition of a "mineral resource" grade established by NI 43-101. Stornoway is in the process of establishing detailed geological models for each of the Renard kimberlites to be utilized in a subsequent NI 43-101 compliant resource calculation. As a component of this work, individual geologic units observable within the pipes will be reconciled with diamond recovery information.

The complete diamond recovery results from the Renard bulk sample program (as previously reported) are summarized here:

Kimberlite Pipe	Dry Weight (tonnes)	Stones (retained on +1 DTC screen)	Carats (retained on +1 DTC screen)	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
Renard 2 - Kimb2a	1,778.3	7,250	857.83	48	4.90, 4.47, 4.27
Renard 2 - Kimb2b	670.5	6,534	744.15	111	15.46, 8.80, 8.42
Renard 3	1,928.6	25,682	2,681.40	139	10.15, 7.78, 6.36
Renard 4	1,658.9	22,451	2,213.29	133	5.92, 3.71, 3.70
Total	**6,036.4**	**61,917**	**6,496.66**	**108**	**Total**

[1] The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location/size of the samples and processing parameters
[2] Carats per hundred tonnes

At the Renard 2 and Renard 3 kimberlites, samples were collected by underground decline 55m below surface at the 455m level. Underground mapping of the Renard 2 kimberlite has outlined several coherent geological units, including two distinct fragmental kimberlite breccias units, hypabyssal kimberlite in the form of dykes, a hypabyssal kimberlite breccia, and country-rock dominated contact breccias marginal to the pipe. Distinct diamond contents are apparent within the two fragmental breccia units (typical tuffisitic kimberlite breccia to tuffisitic transitional kimberlite breccia), referred to as kimb2a ("Blue") and kimb2b ("Brown") kimberlite. Underground mapping of the Renard 3 kimberlite has outlined six geological units, comprised of four fragmental kimberlite breccias (typical tuffisitic kimberlite breccia to tuffisitic transitional kimberlite breccia), a hypabyssal kimberlite breccia, and a hypabyssal kimberlite with coarse olivine. Variations in diamond content are apparent between these geological units, with the slightly elevated diamond contents corresponding to the hypabyssal kimberlite with coarse olivine and the hypabyssal kimberlite breccia.

The sub-samples analyzed from Renard 4 were collected from a trench developed upon a northern, "complex" zone of the pipe, which is exposed close to the surface under a thin till cover. Previous sampling of this zone had indicated that it was comprised of higher grade material than the rest of Renard 4, and presented an opportunity to collect a sample of diamonds large enough for a statistically meaningful diamond valuation. Mapping within the trench has outlined several geological units within this zone, including a tuffisitic kimberlite breccia, hypabyssal kimberlite dykes, country rock breccias and granite. Only the tuffisitic kimberlite breccia and the hypabyssal kimberlite were sampled.

For the Renard bulk sampling program, individual kimberlite samples were prepared through a primary jaw crusher prior to introduction to the 10 tph dense media separation ("DMS") plant. To facilitate production of a heavy mineral concentrate, -20mm material is fed directly into the DMS and +20mm material is reduced through a secondary cone crusher set at 10mm. DMS coarse reject "floats" are re-crushed to -6mm and re-circulated through the DMS. Following delivery to North Vancouver, the resultant DMS concentrate was then processed twice through x-ray sorter equipment to generate a final concentrate which was hand sorted to extract diamonds. A grease table finish was used to recover diamonds from all x-ray sorter rejects. All sub-samples from the Renard 2, 3 and 4 kimberlites include diamonds recovered from (a) two x-ray sorter passes and (b) the grease table recovery circuit. Diamond recovery reported pertains only to stones retained on a +1 DTC screen, approximately equivalent to a 0.85mm square mesh screen. However, the bottom cut-off screen sizes used on the DMS will result in under-recovery of smaller diamonds and will not allow a direct comparison with previously reported diamond contents.

As part of Stornoway's ongoing QA/QC program, DMS tails, concentrate residues and other materials are also subject to audit. Any significant changes to the recovered diamond grades previously disclosed will be reported when available. The Renard bulk sample program is managed by Dave Skelton, P.Geol., Senior Project Manager. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol., Vice President, Exploration, a Qualified Person under NI 43-101. Quality assurance protocols and actual operating procedures for the processing, transport and recovery of diamonds under the Renard bulk sample program, including arms-length security provisions, are subject to the review of AMEC who have been contracted to provide third party accreditation for program data.

Antwerp Diamond Valuation Results, September 2007

In September 2007, the joint venture undertook a diamond valuation exercise in Antwerp, Belgium under the supervision of WWW International Diamond Consultants Ltd. ("WWW"), an internationally recognized diamond valuation and consulting company. Three separate valuation parcels from the Renard 2, 3 and 4 kimberlite pipes were presented for valuation to WWW. As part of this exercise, WWW presented the parcels to three other Antwerp based experienced rough diamond valuators in order to obtain additional market based valuations.

WWW have recommended a modeled "Base Case" diamond price estimate of US$109 per carat be adopted for both of the Renard 2 and Renard 3 samples, with a "High" modeled price estimate of US$122 per carat and a "Low" modeled price estimate of US$105 per carat. WWW have further recommended a modeled base case diamond price estimate of US$69 per carat be adopted for the Renard 4 sample, with a high modeled price estimate of US$73 per carat and a low modeled price estimate of US$63 per carat.

The complete diamond valuation results are summarized as follows:

Kimberlite Sampled	Weight of Valuation Sample (Carats)*	Largest Diamonds (Carats)	Observed Average Diamond Price (US$/carat)**	"Base Case" Diamond Price Model (US$/carat)***	"High" Diamond Price Model (US$/carat)***	"Low" Diamond Price Model (US$/carat)***
Renard 2	1,589.57	15.46, 8.80, 8.42	$101	$109	$122	$105
Renard 3	2,651.17	10.15, 7.78, 6.36	$107			
Renard 4 – N. Complex Zone	2,191.73	5.92, 3.71, 3.70	$63	$69	$73	$63
All Samples	**6,432.46**		**$91**			

* Sample weights represent the total carat weight of diamonds presented for valuation following the combination of individual sub-samples and after acid cleaning.
** Taken as the average from WWW plus three other diamond valuators.
*** As determined by WWW International Diamond Consultants Ltd.

The modeled price estimates for Renard 2, 3 and 4 represent an average diamond price in the current rough diamond market that might reasonably be expected for each kimberlite based on standard production-scale recoveries of all commercial sized diamonds. Diamond price models correct, principally, for an absence of large diamonds which are typically under-represented at this scale of sampling. WWW assessed the Renard 2 and Renard 3 samples to be representative of the same population of diamonds in terms of diamond qualities and size distribution, and recommended one diamond price model should be adopted for both pipes. Both the Renard 2 and Renard 3 samples are characterized by the presence of large, high value gems which have a strong influence on the resultant diamond price. For Renard 2 and 3, WWW believe that it is unlikely that a diamond price of lower than US$109 per carat will be achieved in a production setting. Conversely, WWW consider the "High" modeled price of US$122 per carat to be a reasonable expectation given the continued recovery of these larger Renard gems.

The Renard 4 sample differs from the other samples in that it has an apparent relative absence of larger diamonds. Its lower modeled price estimate is principally a function of this finer diamond size distribution. Unlike the Renard 2 and 3 samples, which were collected by underground decline across the breadth of each pipe, the Renard 4 sample was collected from a single surface trench excavated within the "northern complex zone", a distinct unit of complex geology outcropping at the northern limit of the Renard 4 kimberlite. This zone carries a high diamond content and is accessible at surface, but it is not representative geologically of the bulk of Renard 4, which is comprised of a tuffisitic kimberlite breccia with affinities to the "kimb2a" tuffisitic kimberlite breccia observed in Renard 2. Hence the diamond price model obtained on the Renard 4 sample may not be representative of the majority of this kimberlite.

In support of this ongoing analysis, WWW have calculated two additional model price scenarios of US$118 per carat, for Renard 4 with a diamond size distribution equal to that shown by Renard 2 and 3, and US$94 per carat, for all three kimberlites taken collectively as per their recovered samples.

Kimberlite Sampled	Observed Average Diamond Price (US$/carat)*	Base Case Diamond Price Model (US$/carat)*	Base Case Diamond Price Model assuming diamond size distribution equal to Renard 2 & 3 (US$/carat)**
Renard 4 – N. Complex Zone	$63	$69	$118
All Three Renard Samples	$91	$94	

* Taken as the average from WWW plus three other diamond valuators.

** As determined by WWW International Diamond Consultants Ltd.

Comparative Historical Valuation Data

In April 2005, a total 459 carat sample of diamonds collected by reverse circulation drilling from four separate Renard kimberlites (Renard 2, 3, 4 and 65) was valued by WWW with an observed price of US$70 per carat (Ashton Mining of Canada Inc. press release of April 26th, 2005). At this time, WWW concluded, based on the available data, that the four separate kimberlite sub-samples represented were consistent with a single population of diamonds. WWW recommended a single modeled price estimate of US$88/carat, with a high modeled price estimate of $104 per carat and a low modeled price estimate of US$74 per carat. The individual diamond valuation results for the Renard 2 and 3 bulk samples reported in mid-2007, as well as result for the combined Renard 2, 3 and 4 samples, all exceed this previous valuation.

Additional sample processing – Renard 4

The joint venture recently completed the processing of an additional 400 tonne sample of Renard 4 northern complex zone material that was stockpiled during the 2006 bulk sample program. 508.60 carats of diamonds were recovered from a total dry tonnage of 439.6 tonnes for an overall diamond recovery of 116 cpht for stones retained on a +1 DTC screen. Complete diamond recovery results now reported from the Renard 4 bulk sample are as follows:

Disclosure Date	Dry Weight (tonnes)	Carats	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
December 13th 2007[3]	439.6	508.60	116	5.74, 3.99, 3.08
August 14, 2007[3]	1,658.9	2,213.29	133	5.92, 3.71, 3.70
Total	2,098.5	2,721.9	130	

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples or drill holes

[2]Carats per hundred tonnes

[3]Represents only stones retained on a +1 or greater DTC screen, as discussed below

This additional sample was processed in order to increase the size of the parcel of diamonds recovered from the Renard 4 northern complex zone and to assist in determining the exact nature of its diamond size distribution. The new sample has a higher average stone size than the previous Renard 4 samples, and a diamond size distribution closer to that exhibited by Renard 2 and Renard 3. These new data will now be incorporated into the ongoing Renard resource work, which may include a restatement of average diamond value for the Renard 4 kimberlite.

Additional sample processing – Renard 3

The joint venture also recently completed the processing of an additional 185 tonne sample of Renard 3. 117.78 carats of diamonds were recovered from a total dry tonnage of 185.2 tonnes for an overall diamond recovery of 64 cpht for stones retained on a +1 DTC screen. Complete diamond recovery results now reported from the Renard 3 bulk sample are as follows:

Disclosure Date	Dry Weight (tonnes)	Carats	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
December 13th 2007[3]	185.2	117.78	64	2.48, 2.22, 2.12
June 20th, 2007[3]	1,928.6	2,681.40	139	10.15, 7.78, 6.36
Total	2,113.8	2,799.18	132	

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples or drill holes

[2]Carats per hundred tonnes

[3]Represents only stones retained on a +1 or greater DTC screen, as discussed below

The new sample was processed in order to give greater definition to the "kimb3b" tuffisitic kimberlite breccia within Renard 3, which comprises a minor part of the Renard 3 kimberlite and a small portion of the exposed kimberlite within the Renard 3 decline. It was selected, deliberately, to give greater grade control on a geological unit within Renard 3 previously observed to have a low diamond carrying capacity. The results from this sample are consistent with those obtained from earlier, smaller-scale sampling.

Lynx mini-bulk sample results

As part of the 2007 exploration program and budget, the joint venture agreed to extract a 500 tonne mini-bulk sample from the Lynx kimberlite dyke which is located two kilometres west of the Renard cluster and consists of a 3.7 kilometre long zone of continuous or semi-continuous kimberlitic dykes oriented along a north-northwest strike. The system is open along strike to the north and south as well as at depth, and incorporates three different zones designated "Lynx North", "Lynx" and "Lynx South". The mini-bulk sample was collected during the summer from Lynx South at two separate trench locations and processed in three batches. 528.97 carats of diamonds were recovered from a total dry tonnage of 494.3 tonnes for an overall diamond recovery of 107 carats per hundred tonnes (cpht) for stones retained on a +1 DTC screen. The largest diamond recovered was a brown, gem quality octahedron weighing 21.53 carats. This stone was recovered in principally three large fragments, the largest of which weighs 11.73 carats, and is estimated to have had an original weight of more than 23 carats prior to breakage.

Between 2004 and 2006 the joint venture collected a series of samples from surface boulders and trenches at various locations along the Lynx dyke system that returned individual sample diamond contents of between 36 and 256 cpht. The largest diamond recovered during these programs was a 5.66 carat light brown gem quality octahedron.

These previously reported diamond recovery results from the various components of the Lynx dyke system are summarized in the following table:

Disclosure Date	Dry Weight (tonnes)	Carats	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
December 13th 2007	494.3	529.0[5]	107	21.53[8], 5.36
May 31, 2006[3]	34.8	40.4[6]	116	2.19, 1.16
March 22, 2005[3,4]	10.30	14.5[6]	141	5.66, 1.17
February 12th, 2004[3,4]	3.87	4.63[7]	120	0.96, 0.28

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples or drill holes

[2]Carats per hundred tonnes

[3]Reported by Ashton Mining of Canada Inc.

[4]Includes Lynx anomaly boulder samples

[5]Represents only stones retained on a +1 or greater DTC screen, as discussed below

[6]Represents only stones retained on a +1.18 mm square mesh screen

[7]Represents only stones retained on a +0.85 mm square mesh screen

[8]Represents a reconstructed weight from three individual fragments weighing 11.73, 5.86 and 3.93 carats.

The 588 carat parcel of Lynx diamonds recovered to date will now allow a preliminary estimate of average diamond value to be determined for this dyke system. The valuation will be used in support of studies ongoing to determine the suitability of the Lynx kimberlite to form a high grade resource amenable to extraction by shallow stripping or trenching during the early commissioning and ramp-up period of a potential Renard diamond mine. Should such stripping prove feasible, the nearby Hibou and North anomaly dykes have the potential to provide additional, near-surface resources. To this end, samples from the Hibou and North Anomaly dykes, weighing 35 and 32 tonnes respectively, have been collected and are currently undergoing final diamond recovery. Results from this sampling will provide greater definition of the diamond content of these two bodies.

Pre-Feasibility Study Update

In July 2007, the joint venture engaged AMEC and Agnico-Eagle to prepare a comprehensive Pre-Feasibility study on potential mining scenarios at Foxtrot. The Pre-Feasibility study is comprised of two phases. Phase 1 included preliminary geological, geotechnical, environmental and hydro-geological assessment. Phase 2 of the feasibility study work will comprise the independent NI 43-101 compliant resource calculation, a mining model, mine design, diamond plant design, capital and operating cost estimation, and financial modeling. Phase 2 work commenced following the receipt of final bulk sample diamond recovery and valuation results received from the September 2007 Antwerp valuation exercise. The joint venture anticipates that this work will form the basis for a 43-101 report to be prepared by AMEC in March/April 2008.

Aviat Property, Nunavut

The Company's interest in the 2.5 million acre Aviat Property is governed by a joint venture agreement with BHP Billiton ("BHPB") and Hunter. Initially, the Company held a 70% interest in the property, BHPB held a 20% interest and Hunter held a 10% carried interest. Stornoway is the Operator. BHPB chose not to participate for its share of the 2006 and 2007 Aviat Property exploration programs. As a consequence of this election, Stornoway's interest on the Aviat Property will increase to approximately 74.1% once all expenditures associated with the 2006 program have been incurred, Hunter's interest remains at 10%, and BHPB's interest will decrease to approximately 15.9%. BHPB's interest will be diluted further once the 2007 exploration program is complete.

Stornoway's 2007 field program on the Aviat Project commenced in early May under a budget of $2.75 million. Exploration activities have focused on discovering the source of the 'northern' mineral anomaly as well as testing the continuity/surface projection of the other Aviat bodies outlined by work in 2006. Drilling began in mid-May and

finished in mid-August. Sampling (both till and rock) and prospecting was initiated when the snow cover had melted sufficiently and ran for the duration of the program, finishing in late August.

A new kimberlite pipe, known as AV9, was discovered from drilling in mid-August and represents the third pipe-like body identified within Aviat's Tremblay Corridor where a total of eleven significantly diamondiferous kimberlites have now been identified. AV9 lies four kilometers east-southeast of the diamondiferous AV1 kimberlite pipe, which previously returned a diamond content of 0.83 carats per tonne (SWY Press Release of October 21, 2004).

The AV9 kimberlite (Stornoway press release; August 23, 2007) is situated along the same regional structural feature that hosts the AV1 kimberlite pipe, and which is believed to have influenced emplacement of the other Aviat kimberlite pipes and sheets. As a result of the AV9 discovery, additional targets along this regional feature have been identified and prioritized for drill testing in 2008. However, due to weather and logistical considerations, drilling will not recommence until the spring of 2008.

AV9 is described as a transitional kimberlite pipe, containing both macrocrystic hypabyssal and transitional hypabyssal breccia phases. Kimberlite was intersected within a horizontal area measuring approximately 60 x 60 meters, and to a vertical depth greater than 100 meters, but neither the lateral nor vertical extent of AV9 are known at the present time. A total of 307.26kg (dry) of kimberlite core from AV9 was submitted for caustic fusion and returned 236 diamonds (stones retained on a 0.106mm square mesh sieve). The three largest stones had dimensions measuring 2.324x2.307x1.804mm, 1.871x1.529x1.531mm and 1.665x1.403x0.892mm. Further details are shown below:

TOTAL SAMPLE WEIGHT	NUMBER OF DIAMONDS PER SIEVE SIZE (MM SQUARE MESH SIEVE)									TOTAL
	+0.106 mm	**+0.150 mm**	**+0.212 mm**	**+0.300 mm**	**+0.425 mm**	**+0.600 mm**	**+0.850 mm**	**+1.180 mm**	**+1.7 mm**	
307.26	97	47	42	26	14	6	2	1	1	236

In addition to the discovery of the AV9 pipe, highlights of the 2007 exploration program at Aviat include the following:

- completed 45 diamond drill holes for a total of 4,828 m of core
- intersected kimberlite in 36 of the 45 holes tested
- obtained consistent kimberlite intersections within a 1.5 km^2 area of the Eastern Sheet Complex
- submitted 419 kg of drill core from the Eastern Sheet Complex for caustic fusion
- collected over 70 tonnes of kimberlite from three Aviat kimberlites for macrodiamond recovery through a DMS plant:
    - 44.6 tonnes from the AV1 kimberlite
    - 27.4 tonnes from the AV2 kimberlite
    - 2.05 tonnes from the AV8 kimberlite
- collected 1,177 till samples for indicator mineral processing
- acquired more than 600 other surface samples for future work

Stornoway's drilling activities in 2007 focused on the Eastern Sheet Complex and successfully helped to further delineate and extend a series of stacked, flat lying kimberlite sheets up to approximately 7 m thick, significantly enhancing the tonnage potential at Aviat. Please see Stornoway's press release dated September 6, 2007 or refer to the interim MD&A dated September 13, 2007 for additional information.

The Company believes that the continuity of the eastern stacked kimberlite sheets, coupled with the discovery of the AV9 pipe and the presence of other unsourced indicator mineral anomalies within the Tremblay Corridor, demonstrates the potential for both significant tonnage and continued exploration success at the Aviat Project. The

Company intends to use diamond results from the current caustic fusion and mini-bulk sampling work will help to further evaluate the project's economic potential and to define its exploration objectives for the 2008 field season.

Churchill Property, Nunavut

The Company acquired an initial 35% interest in the diamond rights to the Churchill Property pursuant to a letter agreement dated June 13, 2002. A joint venture agreement was executed as of August 1, 2004, among the Company, BHPB and Shear Minerals Ltd. ("Shear"). In July 2007, Stornoway increased its interest in the Churchill property to 41.86% by acquiring one-half of BHPB's 12.5% interest (being 6.25%) in consideration of a cash payment of $1,250,000 and by issuing 2,200,000 common shares with a fair value at the time of issuance of $2,134,000. Shear acquired the other half of BHPB's 12.5% interest concurrently. As a result, Shear and Stornoway now own a 58.14% and 41.86% interest, respectively, in the project. The Churchill Property is subject to a 2% GOR/NSR in favour of Hunter.

The Churchill Property comprises approximately 1.2 million acres located near the community of Rankin Inlet in the Kivalliq Region of Nunavut, Canada. Mineral rights to any non-diamond commodities within the Churchill Property have been held by an unrelated company (Kaminak Gold Corp.) since November 2005.

A budget of $8.5 million was approved for the 2007 exploration season and included plans for the minibulk sampling of up to 500 tonnes of kimberlite from the Kahuna and Notch diamondiferous dikes. Other plans included snowmobile ground geophysics to collect detailed magnetic data at 40m line spacing within corridors of high interest G10 chemistry, ongoing exploration drilling to find the source of 17 pyrope dispersion trains, ongoing till sampling and prospecting throughout the summer season, structural study and interpretation and ongoing environmental baseline data collection.

Kahuna minibulk sample results

Processing of the minibulk sample from the Kahuna kimberlite at the Churchill Project was completed in November 2007. The joint venture recovered 11,088 diamonds greater than 0.85 mm from a total sample of 356 dry tonnes resulting in an overall diamond grade of 0.95 carats per tonne. The objective of the Kahuna bulk sample program is to establish a preliminary grade and to provide an initial assessment of diamond value.

The minibulk sample, collected earlier in 2007, yielded 337 carats of diamonds with preliminary observation describing the majority as white and colourless. The five largest stones were 5.44, 2.05, 1.54, 1.44 and 1.32 carats. Several of the larger stones are interpreted to be broken fragments of a larger diamond estimated to have been up to 14 carats in weight.

The diamond results are from three spatially separate surface samples that were collected by trenching along the Kahuna kimberlite dyke in March and April of 2007. Sample grades are based on diamonds recovered on a 0.85mm sieve size or larger (using a square mesh). The Kahuna kimberlite is inferred to be a sub-vertical kimberlite dyke up to 4m wide that trends for more than 5.5km based on geophysical interpretation.

Sample Number	Sample Weight Dry (tonnes)	Diamond Recovery Carats per tonne (+0.85mm)	Weight of Diamonds Recovered (carats) (+0.85mm)	Number of stones +0.85 mm	0.85 mm Sieve	1.18 mm Sieve	1.70 mm Sieve	2.36 mm Sieve	3.35 mm Sieve	4.75 mm Sieve	6.70 mm Sieve
Kahuna – Sample 1[1]	98.13	1.03	100.80	3,582	1,737	1,528	263	48	6	0	0
Kahuna – Sample 3[2]	151.63	0.94	142.35	4,267	2,015	1,850	302	76	20	3	1
Kahuna – Sample 2[3]	106.57	0.88	93.54	3,239	1,609	1,374	203	40	13	0	0

Total Kahuna	356.33	0.95	336.69	11,088	5,499	4,772	773	165	39	3	1

[1] Largest diamond 0.98 carats
[2] Largest diamonds 5.44, 2.05, 1.54, 1.44, and 1.32 carats; as reported in November 14, 2007 news release
[3] Largest diamonds 1.39, 1.19 and 0.73 carats; as reported in September 8, 2007 news release

Sample results are based on the recovery of diamonds by dense media separation (DMS) at Kennecott Canada Exploration Inc.'s independent processing plant in Thunder Bay, ON, using a 1mm square mesh bottom cut off. Kahuna Samples 1 and 3 were crushed; Sample 2 required no crushing as the kimberlite was pervasively clay altered. A 135kg and 672.8kg heavy mineral concentrate was generated from Samples 1 and 3 respectively and then passed through an x-ray sorter and picked for diamonds. Diamonds were also recovered during an audit of the magnetic fractions and x-ray rejects resulting in the treatment of these fractions by caustic fusion analysis.

The joint venture plans to proceed to an independent valuation exercise based on the results received.

Other exploration results at Churchill

Additional work at Churchill this year resulted in the discovery of a total of 31 new kimberlite occurrences, including three kimberlite dykes that have been interpreted to be similar to the higher interest bodies found elsewhere on the property. Work on the property included:

- High resolution geophysical surveys over all high-interest G10 pyrope corridors to assist with target identification and drilling. This consisted of ground geophysics totaling 5,000 line-km at 40m line spacing and high resolution airborne magnetics surveying using the FUGRO MIDAS system totaling 12,000 line-km at 15m line spacing to provide seamless data for follow-up
- 488 till samples taken to infill known priority areas
- 51 auger drill holes completed in the Josephine River Corridor to trace the high-interest pyropes in the glaciofluvial sand deposits. 37 of these holes contained visible kimberlite fragments
- Sixty-four drill-holes totaling 4,666m were completed on the property to test new exploration targets and to define and better understand the Kahuna kimberlite.

At Kahuna, 30 drill-holes from 18 set-ups totaling 2,333m were drilled along a tested 4.5km strike length of the kimberlite dyke to provide a better understanding of its size and geometry. A total of 142m of kimberlite was intersected down hole, with single intercepts ranging from 0.5 to 4.6 metres and averaging 2.6m in true width. Drill core samples totaling 225kg were also collected for micro diamond analysis to assist in grade modeling. A further 26 exploration targets were tested with 32 drill holes totaling 2,354m which resulted in the discovery of 15 new kimberlites on the property. Three of these are interpreted to be high diamond potential kimberlite dykes, occurring at the heads of three different G10 pyrope mineral trains in the Sedna Corridor and are believed to be the source of the mineral chemistry. Sample material totaling 190.4kg was collected from all drill core and sent for diamond recovery. Kimberlite from the KD308 blow represents 160kg of this material (results reported below). Results from the remaining material will be released when available.

Prospecting on the property resulted in 16 new kimberlite discoveries occurring as outcrop and subcrop. A total of 291kg of kimberlite was collected in 15 to 25kg grab samples from each new outcrop and subcrop occurrence. In addition to the outcrops and subcrops, nine unsourced kimberlite float anomalies were found. All samples will be analyzed to determine diamond potential. Of particular interest is the Meeka kimberlite found from prospecting an east-west linear trend located southeast of the Jigsaw kimberlite. An area of green coloured till was sampled and nineteen diamonds were recovered from a 15kg till sample using caustic fusion. Based on interpretation from a ground geophysical grid, Meeka is an east-west trending dyke 500m in length and open in both directions. Trenching along the kimberlite was unable to establish true width but enabled the collection of a 1.8-tonne mini bulk sample for macro diamond analysis and a 100kg sample collected for microdiamond analysis using caustic fusion. Results will be released when available.

KD308 Diamond Results

The KD308 kimberlite, which was drilled earlier this year and reported in a May 2, 2007, press release, was interpreted to represent a kimberlite blow on a parallel structure 2.5 km east of Kahuna. A sample of 160 kg of material was collected and analyzed for diamond content. The results are tabulated below:

Sample Number	Sample Weight (kg)	0.106mm Sieve	0.15mm Sieve	0.212mm Sieve	0.3mm Sieve	0.425mm Sieve	0.6 mm Sieve	0.85mm Sieve	1.180 mm Sieve	Total
KD-308	160	10	6	4	0	0	1	0	0	21

[1] The three largest diamonds measured 1.00mm x 0.68mm x 0.58mm; 0.5mm x 0.42mmx 0.26mm; 0.38mm x 0.32mm x 0.30mm

All samples were submitted to the Saskatchewan Research Council Geoanalytical Laboratories ("SRC") accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis using caustic fusion.

Itza Property, Nunavut

In July 2007, the Company and Bayswater Uranium Corporation ("Bayswater") entered into an agreement whereby the Company may earn up to an 80% interest in the diamond rights to the Itza Property in Nunavut. The Company may earn a 60% interest in the property by issuing common shares at a value of $75,000 upon signing (issued) and by incurring $4,000,000 in exploration expenditures over a five year period, with a minimum first year expenditure of $500,000 prior to September 1, 2008. The Company may increase its interest in the property to 80% by sole funding a bankable feasibility study on the property, in the event that Bayswater elects not to form a joint venture when the Company vests at 60%. In addition, the agreement provides for the Company to issue common shares or cash to Bayswater should certain kimberlites or kimberlite bodies be identified on the property. The formal option agreement is subject to final regulatory approval.

During the 2007 field season, Stornoway undertook ground geophyscial surveys over 20 targets that had been selected from an airborne survey previously undertaken by Bayswater. Stornoway also collected a total of 115 till/sediment samples from the Itza Property that will be processed to extract kimberlite indicator minerals, and used to prioritize targets for additional follow-up in 2008, potentially including drilling. Subsequent to the field season the Company also received new airborne geophysical data that completes coverage of the property. This data has yet to be interpreted.

Qilalugaq Property, Nunavut

The 1.04 million acre Qilalugaq Project is located in eastern Nunavut immediately north of the community of Repulse Bay and is covered by terms of an option agreement between Stornoway and BHPB. Stornoway can earn 50% in the project from BHPB by spending $9 million before December 31, 2011. The property hosts 18 kimberlites, including the 14 ha Q1-4 bodies, currently the largest known kimberlite in the eastern Arctic and the subject of a previous large scale sampling program by BHPB.

During the recently completed 2007 field program, and as announced on September 11, 2007, Stornoway successfully:

- discovered four new kimberlites by prospecting (Naujaat 3 through Naujaat 6, inclusive)
- collected 26.9 tonnes from five kimberlites for macrodiamond recovery through a DMS plant, including:
  - 22.3 tonnes from the A28 pipe, part of the diamondiferous Q1-4 kimberlite cluster
  - 0.7 tonnes from Naujaat 1(discovered in 2006)
  - 1.0 tonnes from Naujaat 2 (discovered in 2006)
  - 1.8 tonnes from Naujaat 3 (discovered in 2007)
  - 1.1 tonnes from Naujaat 6 (discovered in 2007)

- submitted a further 600 kg of kimberlite from 13 different sites along the Naujaat 1-6 kimberlite bodies for caustic fusion analysis
- acquired more than 300 kg of other rock samples for additional work
- completed ground geophysics over 19 grids to define targets for future drilling
- collected over 800 till samples for indicator mineral processing

The results from the 2007 program are outstanding and are expected in the first quarter of 2008. A more detailed description of the Naujaat 1-6 kimberlites can be found in the Company's interim MD&A dated September 13, 2007.

Timiskaming Project, Ontario/Quebec

On the Timiskaming Project, which includes the Elk Lake, Lundy, Klock, Cole, Baby, Guiges and Gwerin landholdings held through Contact Diamond Corporation ("Contact"), a wholly-owned subsidiary of Stornoway, the Company completed a till sampling program in which some 225 samples were collected. These samples focussed on refining known or suspected indicator mineral trains as well as evaluating geophysical targets. Airborne anomalies identified from a detailed survey completed earlier in the year were prospected, and 20 were prioritized for ground geophysical surveys that are currently ongoing. Depending on results of this work, and the availability of equipment, Stornoway plans to drill test a number of these targets either later this year or early in 2008. Historical data, including past work on the known kimberlite pipes, is currently being re-evaluated. During the quarter, Contact elected not to exercise its option to obtain diamond rights on the historical Cobalt properties of Agnico Eagle Mines.

Botswana

Pursuant to an April 2005 agreement between Stornoway and Motapa Diamonds Inc. ("Motapa"), the Company has earned a 50% participating interest in Motapa's Botswana diamond interests in the 815,000 acre Sua Pan Project. The Sua Pan is a large dry lake bed situated some 50km north-northeast of the Orapa Mine on the extension of Botswana's Cretaceous kimberlite trend. Kimberlite indicator minerals are common in samples collected on the periphery of the pan, and diamonds have been recovered from five sample locations, suggesting the possibility of local kimberlite sources; however, the Pan itself is not conducive to heavy mineral prospecting techniques.

In September 2007, drilling commenced on the Sua Pan Project. Seven targets were drilled but no kimberlite was intersected. The Company was unable to test the remaining drill targets due to weather and other logistical issues. The Company is currently evaluating its future plans for the Botswana property.

Other Properties

In addition to the properties described above, the Company holds interests in some 22 other active projects (ranging from early stage to advanced exploration) as well as a series of properties currently classified as inactive. Exploration activities have taken place, or are taking place, on both the active properties and on generative projects. Results of this work will be reported when available, and as appropriate.

RISKS AND UNCERTAINTIES

The risks and uncertainties faced by the Company are substantially unchanged from those described in the Company's Annual MD&A dated July 25, 2007.

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected unaudited consolidated quarterly financial information of Stornoway and is derived from the unaudited quarterly consolidated financial statements prepared by management. Stornoway's interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and **expressed in thousands of Canadian dollars** (except for per share amounts).

Period	Revenues[1]	Loss from Continuing Operation and Net Loss	Basic Loss per share[2] from Continuing Operation and Net Loss	Fully Diluted Loss per share[2] - from Continuing Operation and Net Loss
Three months ended October 31, 2007	$ 252	$ 921	$ 0.01	$ 0.01
Three months ended July 31, 2007	188	4,733	0.02	0.02
Three months ended April 30, 2007	(99)	3,037	0.02	0.02
Three months ended January 31, 2007	188	3,953	0.03	0.03
Three months ended October 31, 2006	628	7,794	0.08	0.08
Three months ended July 31, 2006	223	4,353	0.05	0.05
Three months ended April 30, 2006	208	608	0.01	0.01
Three months ended January 31, 2006	210	627	0.01	0.01

(1) Revenues consist of interest income earned on short-term, liquid investments and property management fees earned from several joint venture properties. The Company has no operating revenues.
(2) Based on the treasury share method for calculating diluted earnings.

In January 2007, the Company completed the acquisition of Ashton and Contact. As a result, recent land acquisitions in other parts of Canada, including the land-holdings of Ashton and Contact in Ontario and Quebec in particular, will allow the Company to expand its Canadian field season by several months. Previously, the Company's exploration work on its northern properties was generally limited to the period between March/April and September/October. The Company's cash flow is affected by the seasonality of the exploration business, and fluctuations in general and administrative expenses are typically seasonal as well.

Quarterly results will vary in accordance with the Company's exploration and financing activities. The acquisition of Ashton and Contact late in the prior fiscal year significantly increased the Company's land position, employees and market capitalization. To finance this growth, the Company raised approximately $31.0 million through the issuance of equity and $20.0 million through the issuance of convertible debentures. The Company's growth is reflected in significantly higher general and administrative expenses in the periods subsequent to the acquisition. In a typical year, the Company's legal fees will increase in periods where property option and joint venture agreements are in development and negotiation, and investor relations activities increase in proportion to shareholder inquiries, communications and as a result of the Company's periodic "roadshows". Stock-based compensation expense varies, and is dependant upon the size, timing and estimated fair value of the stock option grants. Resource property write-offs also vary in accordance with exploration results and changes to the Company's land position and typically cannot be predicted in advance.

LIQUIDITY

The Company's cash and cash equivalents decreased from $21.5 million at April 30, 2007 to $17.5 million at October 31, 2007, despite proceeds of $15 million from the sale of the Buffalo Head Hills property interest in July

2007. The Company's working capital as at October 31, 2007 was $19.2 million (April 30, 2007 - $18.0 million), consisting mostly of cash and cash equivalents. During the Current Period, the Company's cash position decreased by $4.0 million to $17.5 million at October 31, 2007 as compared to the six months ended October 31, 2006, where the Company's cash position decreased by $4.0 million to $19.1 million in cash and cash equivalents. Loss on the sale of a property interest (net $3.7 million after taxes), stock-based compensation ($671,000) and adjustments in non-cash working capital balances ($268,000) represent the largest reconciling items from the statement of loss to the statement of cash flows from operating activities for the six months ended October 31, 2007. The Company's most significant operating expenses during the Current Period included $515,000 for salaries (Comparative Period - $354,000), $367,000 for office and sundry expense (Comparative Period - $211,000) and $208,000 for professional fees (Comparative Period - $158,000). The most significant component of the change in non-cash working capital balances in the Comparative Period is an increase of $4.9 million in the Company's accounts payable and accrued liabilities.

The Company's primary investment activity is the acquisition and exploration of resource property interests. During the Current Period, the Company spent $17.4 million to explore its resource properties (Comparative Period - $6.4 million) with the most significant expenditures on the Quebec and Nunavut properties. Included in this amount is a cash payment of $1.25 million, representing part of the consideration paid to increase the Company's interest in the Churchill property to 41.86% (Shear's interest in the property increased to 58.14%). Also during the Current Period, the Company received a cash payment of $15.0 million from the sale of its 45% interest in the Buffalo Head Hills property, Alberta. During the Current Period, the Company spent $206,000 to acquire property and equipment (Comparative Period - $461,000). In the Comparative Period, the Company spent $2.9 million on deferred acquisition costs related to the acquisitions of Ashton and Contact.

The Company issued no common shares for cash consideration during the Current Period. In the Comparative Period, the Company issued 17,629,084 common shares for gross proceeds of $22.5 million. These funds were used to finance the Company's acquisition of Ashton.

CAPITAL RESOURCES

The Company has no operations that generate cash flow and its long term financial success is dependant on management's ability to discover economically viable diamond deposits. The diamond exploration process can take many years and is subject to factors that are beyond the Company's control. Many factors influence the Company's ability to raise funds, including the health of the resource market, the climate for diamond exploration investment, the Company's track record and the experience and caliber of its management.

The Company's interim consolidated financial statements for the six months ended October 31, 2007 have been prepared in accordance with Canadian GAAP and on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, there are conditions and events that cast substantial doubt on the validity of this assumption.

During the Current Period, the Company incurred an operating loss of $5.7 million and the Company has an accumulated deficit of $41.5 million. Cash on hand at October 31, 2007 totalled $17.5 million but includes approximately $2.2 million, the majority of which must be spent before December 31, 2008 on Canadian Exploration Expense ("CEE"). In addition, the Company has $20.0 million in convertible debentures outstanding that are due and payable on March 15, 2009. Quarterly interest payments of $600,000 may be made in cash or by the issuance of common shares, at the Company's election. During the Current Period, the Company made the first interest payment due June 15th in common shares and the second interest payment due September 15th in cash. To satisfy the first interest payment, the Company issued 604,900 common shares with a value of $600,000 to the two debenture holders. The debentures consist of $10.0 million Series A debentures (convertible into common shares at maturity at the Company's option) and $10.0 million Series B debentures (convertible into common shares at maturity at the holder's option). The debentures are held by Agnico-Eagle and Lorito Holdings Limited.

In order to finance the Company's exploration programs and to cover administrative and overhead expenses, the Company historically has raised money through equity sales and from the exercise of convertible securities. To finance the acquisition of the common shares of Ashton, the Company arranged for a $32.5 million bridge facility from a Canadian chartered bank that was repaid in full in March 2007 by using existing cash resources and proceeds

from the $20.0 million in convertible debentures issued. Costs associated with the bridge facility and the convertible debentures are being amortized over the term of the loan and, once amortized, then capitalized to resource property costs, as per the Company's accounting policy for resource properties.

In April 2007, the Company realized over $25.0 million from a bought deal financing and in July 2007, a further $15.0 million from the sale of its 45% interest in the Buffalo Head Hills property. Consequently, the Company currently has sufficient financial resources to meet its administrative overhead expenses. The Company has sufficient financial resources to complete the 2007 exploration programs and both phases of the pre-feasibility study. The Company is reviewing its planned exploration programs for the 2008 calendar year. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activity. In addition, a decision to proceed with further development of the Renard Project in Quebec will take a significant amount of management's time and the Company's resources. Management believes it will be able to raise equity capital as required in the long term, but recognize there will be risks involved that may be beyond their control. The Company intends to continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

At December 13, 2007 the Company had 10,539,132 stock options outstanding which, if exercised, would increase the Company's available cash by approximately $16.3 million. In addition, the Company has 8,242,000 warrants outstanding, the majority of which are exercisable until April 2009 that, if exercised, would increase the Company's available cash by approximately $12.1 million.

ADDITIONAL DISCLOSURE

Additional disclosure concerning Stornoway's general and administrative expenses and resource property costs is provided in the Company's Annual Information Form and the Consolidated Statement of Loss and Deficit and the Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for April 30, 2007 and April 30, 2006 and in the Interim Consolidated Statement of Loss and Comprehensive Loss and Deficit and the Interim Consolidated Schedule of Resource Property Costs contained in its Interim Consolidated Financial Statements for the six months ended October 31, 2007. These documents are available on Stornoway's website at www.stornowaydiamonds.com or on its SEDAR Page Site accessed through www.sedar.com.

COMMITMENTS

The Company has minimum commitments under its operating leases for its premises averaging approximately $405,000 per year until June 30, 2010. Minimum lease payments decrease to approximately $300,000 per year between 2010 and 2013.

In addition, the Company has GICs in the amount of $57,500 as collateral security for its corporate credit cards and a line of credit of up to $1.4 million to satisfy exploration bonding requirements and for the use of corporate credit cards. Short-term deposits equivalent to the utilization of the line of credit are provided as collateral security.

OUTSTANDING SHARE CAPITAL

Stornoway's authorized capital is unlimited common shares without par value. As at December 13, 2007, there were 198,900,674 common shares issued and outstanding.

As at December 13, 2007, the following options are outstanding:

Number of Shares		Average Exercise Price	Year of Expiry
1,813,739	$	1.13	2008
2,164,896	$	1.87	2009
808,820	$	1.38	2010
1,542,700	$	1.16	2011
3,160,147	$	1.54	2012
414,955	$	4.21	2013

286,225	$	1.07	2014
347,650	$	1.10	2015
10,539,132			

At the Annual General Meeting of Shareholders on September 11, 2007, the Company received approval from the disinterested shareholders to increase the maximum number of common shares of the Company that may be issued under the stock option plan to 19,884,107, this number being 10% of the Company's issued share capital as at August 14, 2007.

TRANSACTIONS WITH RELATED PARTIES

Amounts due to related parties consisted of:

		October 31, 2007		April 30, 2007
International Northair Mines Ltd., a company with an officer in common	$	19,000	$	71,000
Strongbow Exploration Inc., a company with a director in common		14,000		191,000
	$	33,000	$	262,000

These amounts are non-interest bearing, unsecured and are due on demand.

Transactions with related parties during the period ended October 31, 2007 consisted of:

1) Pursuant to an amended agreement with International Northair Mines Ltd. ("Northair"), a company with an officer in common, the Company pays a monthly administrative fee for office space and reimburses Northair for administrative services and supplies as incurred. The agreement was terminated as of June 1, 2007. During the current fiscal period, administrative fees and rent totalling $2,100 (October 31, 2006 - $23,100) was paid to Northair for its services.

2) During the period ended October 31, 2007, the Company paid $68,416 (October 31, 2006 - $103,900) for shared technical services and rent to Strongbow Exploration Inc.

3) In July 2007, the Company entered into a sub-lease agreement with Agnico-Eagle Mines Ltd. ("Agnico-Eagle"), a significant shareholder and a company with a director in common, for additional premises. The Company is committed to annual lease payments of approximately $105,000 in respect of these premises through June 30, 2010. A portion of these payments may be recovered through sub-leases. During the period ended October 31, 2007, the Company accrued as payable $150,000 to Agnico-Eagle in respect of work related to a pre-feasibility study at the Renard Project (Foxtrot Property).

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. Such estimates and assumptions affect the determination of the potential impairment of long-lived assets, estimated costs associated with reclamation of exploration properties, and the determination of stock-based compensation and future income taxes. Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ from its estimates. The most critical accounting policies upon which the Company depends are those requiring estimates of impairment, assumption about fair value and future income taxes.

The Company's critical accounting estimates have not changed from those disclosed in its Annual MD&A dated July 25, 2007.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective May 1, 2007, the Company adopted CICA Handbook Section 1530, "Comprehensive Income", CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement", CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation" and CICA Handbook Section 3865, "Hedges".

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The Company has adopted this section on a prospective basis.

Under Section 3855, financial instruments must be classified into one of the following categories: held to maturity, loans and receivables, available for sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value, except for loans and receivables, held to maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value will depend on their initial classification; held for trading financial assets are measured at fair value and changes in fair value are recognized in net income, while available for sale financial instruments are measured at fair value, with unrealized changes in fair value recorded in other comprehensive income.

Upon adoption of these new standards, the Company designated its cash, cash equivalents and short-term deposits as held for trading, which are measured at fair value. Accounts receivable have been classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities, and long-term debt have been classified as other financial liabilities, which are measured at amortized cost. All financial instruments are measured at fair value at inception.

The Company's investment in equity securities, acquired in July 2007, was recorded at fair value at the time of acquisition. These equity securities have been designated as available-for-sale. During the six months ended October 31, 2007, the Company recognized an unrealized loss of $60,000, which has been included in accumulated other comprehensive income.

Changes in fair value of the Company's cash equivalents and short-term deposits, which are comprised of interest-bearing bank deposits, are included in interest income each period. Upon adoption of Section 3855, the Company was no longer permitted to account for debt issue costs as a deferred charge, which had been presented as a separate asset on the balance sheet. As a result, the Company has elected to net its deferred financing costs against the carrying value of its long-term debt and to amortize the discount over the term of the debt using a method that closely approximates the effective yield method. The adoption of Section 3855 had no effect on the carrying value of the Company's deferred financing costs.

The adoption of Section 3865 had no impact on the Company's consolidated financial statements.

FINANCIAL AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, short-term deposits, accounts receivable, investments, trade payables, amounts due to related parties and debentures. Unless otherwise noted, it is management's opinion that Stornoway is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company invests its excess cash in chartered-bank sponsored financial instruments in accordance with the Company's Treasury Policy. The Company's first objective is the preservation of capital, in addition to ensuring liquidity so the funds are available for use as required in the business and finally, a reasonable rate of return. The Company has no exposure to asset-backed commercial paper.

The Company's convertible debentures are unsecured, bear interest at 12% per annum and mature March 15, 2009. The Company has no right of pre-payment. At maturity, the holder of the Series B debentures may elect to convert the $10,000,000 maturity amount into common shares of the Company. If this election is made and common shares are issued, the shares will be issued at a price of the lower of $1.25 and the five day volume weighted average price of the Company's common shares ending three trading days before the payment date. The Company has the right to elect to repay the $10,000,000 in Series A debentures in common shares. If either or both of the Series A and Series B debentures were to be converted into common shares, the holdings of the Company's other shareholders will be diluted. If the Company elects to repay the debentures with cash, additional financings or asset sales will be required to finance that repayment.

DISCLOSURE CONTROLS

The Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures ("the Procedures") which provide reasonable assurance that information required to be disclosed by the Company under provincial or territorial securities legislation (the "Required Filings") is reported within the time periods specified. Without limitation, the Procedures are designed to ensure that material information relating to the Company is accumulated and communicated to management, including its Certifying Officers, as appropriate to allow for timely decisions regarding the Required Filings.

The Certifying Officers evaluate the effectiveness of the Procedures during the Current Period and have concluded that the Procedures in place as of the end of the period covered by the Required Filings are effective in providing reasonable assurance that material information relating to the Company is accumulated and communicated to management and reported within the time periods specified.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has reviewed its internal controls over financial reporting for the period ended October 31, 2007 and as of the Report Date. The Certifying Officers believe that the Company's system of internal controls over financial reporting as defined under MI 52-109 is sufficiently designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's GAAP. During the Current Period and as a result of the take-over of Ashton and Contact, certain personnel changes occurred; the Certifying Officers do not believe that these changes have had a material impact on the Company's internal controls over financial reporting for the Current Period. However, certain weaknesses continue to exist in the Company's systems of internal control over financial reporting. These weaknesses arise primarily from the limited number of personnel employed in the accounting and financial reporting area, a situation that is common in many smaller companies. As a consequence of this situation: a) it is not feasible to achieve the complete segregation of duties; and b) the Company does not have full "in house" expertise in complex areas of financial accounting, such as taxation.

The Company's management, including the Certifying Officers, does not expect that its internal controls and procedures will prevent all error and all fraud. The Company believes that the weaknesses identified in its systems of internal control are mitigated by the thorough review of the Company's financial statements by senior management, the audit committee of the board of directors, and by consulting with external experts. In addition, senior management is active in the Company's day-to-day operations and in monitoring the Company's financial reporting. Regardless, these mitigating factors cannot completely eliminate the possibility that a material misstatement will occur as a result of the weaknesses identified in the Company's internal controls over financial reporting. A cost effective system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved.

APPROVAL

The Board of Directors of Stornoway has approved the disclosure contained in this Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it.

ADDITIONAL INFORMATION

Additional information relating to Stornoway is on SEDAR at www.sedar.com.

Interim financial statements for the quarter ended October 31, 2007 (“Q2 Financials”), filed December 18, 2007.

STORNOWAY DIAMOND CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007

Canadian Funds

(Unaudited – Prepared by Management)

Stornoway Diamond Corporation
(An Exploration Stage Company)
Interim Consolidated Balance Sheet
Unaudited – Prepared by Management *(expressed in thousands of dollars)*

ASSETS		October 31, 2007		April 30, 2007
Current				
Cash and cash equivalents *(Note 9b)*	$	17,450	$	21,473
Short-term deposits		58		58
Investments *(Note 5)*		1,810		-
Accounts receivable		3,581		3,722
Prepaid expenses		92		227
		22,991		25,480
Deferred Financing Fees *(Notes 3 and 12)*		-		74
Prepaid Fuel		280		471
Property, Plant and Equipment *(Note 7)*		5,383		6,140
Resource Property Costs *(Note 8)*		191,251		193,982
	$	219,905	$	226,147
LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- Trade	$	3,780	$	7,219
- Due to related parties *(Note 10)*		33		262
		3,813		7,481
Future Income Tax Liabilities *(Note 11)*		22,906		23,871
Convertible Debentures *(Note 12)*		17,723		17,223
Asset Retirement Obligations *(Note 13)*		634		600
SHAREHOLDERS' EQUITY				
Share Capital *(Note 9)*		204,103		201,387
Contributed Surplus *(Note 9)*		9,392		8,537
Equity Component of Convertible Debenture *(Note 12)*		2,916		2,916
Accumulated Other Comprehensive Income *(Note 3)*		(60)		-
Deficit		(41,522)		(35,868)
		174,829		176,972
	$	219,905	$	226,147

Nature of Operations and Basis of Consolidation (*Note 1*)
Going Concern *(Note 2)*
Commitments (*Note 15*)

ON BEHALF OF THE BOARD:

"Eira Thomas" ______________________, Director

"Catherine McLeod-Seltzer" ______________________, Director

- See Accompanying Notes -

Stornoway Diamond Corporation

(An Exploration Stage Company)

Interim Consolidated Statements of Loss and Deficit

Unaudited – Prepared by Management *(expressed in thousands of dollars except shares and per share amounts)*

	For the Three Months Ended		For the Six Months Ended	
	October 31, 2007	October 31, 2006	**October 31, 2007**	October 31, 2006
Administrative Expenses				
Administration fees and rent	$ **64**	$ 32	$ **103**	$ 63
Professional fees	**20**	132	**208**	158
Office and sundry	**228**	143	**367**	211
Property management fees	**-**	(24)	**-**	(57)
Regulatory and shareholder communications expense	**146**	125	**260**	198
Salaries and benefits	**225**	282	**515**	354
Stock-based compensation *(Note 9g)*	**333**	300	**655**	615
Loss Before the Following	**1,016**	990	**2,108**	1,542
Other Income (Expenses)				
Write-off resource property costs	**151**	3,135	**272**	7,126
Loss on sale of property interest *(Note 8e)*	**-**	-	**5,465**	-
Recovery of a bad debt previously written-off	**-**	(62)	**-**	(62)
Loss on sale of investments	**-**	124	**-**	124
Interest income	**(252)**	(381)	**(440)**	(571)
	(101)	2,816	**5,297**	6,617
Loss Before Income Taxes	**915**	3,806	**7,405**	8,159
Future income tax recovery *(Note 11)*	**6**	-	**(1,751)**	-
Loss After Income Taxes	**921**	3,806	**5,654**	8,159
Non-Controlling Minority Interest	**-**	(365)	**-**	(365)
Net Loss for the Period	**921**	3,441	**5,654**	7,794
Deficit - Beginning of period	**40,601**	21,084	**35,868**	16,731
Deficit - End of Period	$ **41,522**	$ 24,525	$ **41,522**	$ 24,525
Loss per Share - Basic and Diluted	$ **0.01**	$ 0.03	$ **0.03**	$ 0.08
Weighted Average Number of Shares Outstanding	**198,902,541**	110.918.281	**196,394,380**	95.914.291

Stornoway Diamond Corporation

(An Exploration Stage Company)

Interim Consolidated Statements of Comprehensive Loss

Unaudited – Prepared by Management *(expressed in thousands of dollars)*

	For the Three Months Ended		For the Six Months Ended	
	October 31, 2007	October 31. 2006	**October 31, 2007**	October 31. 2006
Net Loss for the Period	$ **921**	$ 3,441	$ **5,654**	$ 7,794
Unrealized loss on available for sale investment	**-**	-	**60**	-
Comprehensive Loss	$ **921**	$ 3,441	$ **5,714**	$ 7,794

- See Accompanying Notes -

Stornoway Diamond Corporation

(An Exploration Stage Company)

Interim Consolidated Statements of Cash Flows

Unaudited – Prepared by Management *(expressed in thousands of dollars)*

	For the Three Months Ended		For the Six Months Ended	
Cash Resources Provided By (Used In)	**October 31, 2007**	October 31, 2006	**October 31, 2007**	October 31, 2006
Operating Activities				
Loss for the period	**$ (921)**	$ (3,441)	**$ (5,654)**	$ (7,794)
Items not affecting cash				
Minority interest	**-**	(365)	**-**	(365)
Write-off of resource property costs	**151**	3,135	**272**	7,126
Loss on sale of property interest	**-**	-	**5,465**	-
Loss on sale of investments	**-**	124	**-**	124
Stock-based compensation	**349**	300	**671**	615
Future income tax recovery	**6**	-	**(1,751)**	-
Amortization	**31**	5	**57**	37
Changes in non-cash working capital	**(1,394)**	(5,436)	**(268)**	(4,933)
	(1,778)	(5,678)	**(1,208)**	(5,190)
Investing Activities				
Cash acquired on acquisition of Ashton *(Note 6)*	**-**	19,264	**-**	19,264
Cash acquired on acquisition of Contact *(Note 6)*	**-**	2,205	**-**	2,205
Cash paid to acquire Ashton shares *(Note 6)*	**-**	(44,141)	**-**	(44,141)
Cash paid to acquire Contact shares *(Note 6)*	**-**	(2,238)	**-**	(2,238)
Deferred acquisition costs *(Note 6)*	**-**	(981)	**-**	(1,981)
Restricted cash	**-**	(4,412)	**-**	(4,412)
Prepaid fuel	**(15)**	229	**(144)**	351
Proceeds from the sale of a property interest	**-**	-	**15,000**	-
Proceeds from sale of investments	**-**	1,763	**-**	1,763
Resource property costs	**(6,525)**	(77)	**(17,398)**	(6,426)
Acquisition of property, plant and equipment	**(56)**	(457)	**(206)**	(461)
	(6,596)	(28,845)	**(2,748)**	(36,076)
Financing Activities				
Share capital issued for cash, *net of issue costs*	**-**	22,353	**(67)**	22,353
Increase in short-term bank loan	**-**	14,941	**-**	14,941
	-	37,294	**(67)**	37,294
Net Increase (Decrease) in Cash	**(8,374)**	2,771	**(4,023)**	(3,972)
Cash and cash equivalents position – Beginning of period	**25,823**	16,296	**21,473**	23,039
Cash and Cash Equivalents Position – End of Period	**$ 17,450**	$ 19,067	**$ 17,450**	$ 19,067

Supplemental Schedule of Non-Cash Investing and Financing Transactions *(Note 14)*

- See Accompanying Notes -

1. Nature of Operations and Basis of Consolidation

Stornoway Diamond Corporation (the "Company") is an exploration stage company which is engaged principally in the acquisition, exploration and development of mineral properties. The recovery of the Company's investment in mineral properties and the attainment of profitable operations is dependent upon the discovery, development and sale of ore reserves, the ultimate outcome of which cannot presently be determined as they are contingent on future events.

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiaries Ashton Mining of Canada Inc. ("Ashton"), Contact Diamond Corporation ("Contact") and KRoc Diamond Drilling Corp.

Ashton and Contact have been accounted for as a purchase of assets. The results of operations for each of Ashton and Contact are included from September 20, 2006, the date of control.

All inter-company balances and transactions have been eliminated upon consolidation.

2. Going Concern

While these interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, there are conditions and events that cast substantial doubt on the validity of this assumption.

During the period ended October 31, 2007, the Company incurred an operating loss of $5.7 million and has an accumulated deficit of $41.5 million. Cash on hand at October 31, 2007 totalled $17.5 million but includes approximately $2.2 million, the majority of which must be spent before December 31, 2008 on Canadian Exploration Expenditures ("CEE") *(Note 9b)*. In addition, the Company has $20.0 million in convertible debentures outstanding that are due and payable on March 15, 2009 *(Note 12)*.

The Company is an exploration stage company that engages principally in the acquisition, exploration and development of mineral properties. As a development stage company, it is currently unable to self-finance its operations. As discussed in the following notes to the financial statements, the recovery of the Company's investment in its resource properties and attainment of profitable operations is dependent upon the discovery, development and sale of diamond reserves, the ability to joint venture or sell its resource properties and the ability to raise sufficient capital to finance this operation. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. The adjustments could be material.

3. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Certain information and note disclosure normally included in the annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended April 30, 2007. In the opinion of management, all adjustments considered necessary for the fair presentation have been included in these consolidated financial statements.

3. Significant Accounting Policies - *Continued*

The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended April 30, 2007, except as follows:

Financial Instruments

Effective May 1, 2007, the Company adopted CICA Handbook Section 1530, "Comprehensive Income", CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement", CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation" and CICA Handbook Section 3865, "Hedges".

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company has adopted this section on a prospective basis.

Under Section 3855, financial instruments must be classified into one of the following categories: held to maturity, loans and receivables, available for sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value, except for loans and receivables, held to maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value will depend on their initial classification; held for trading financial assets are measured at fair value and changes in fair value are recognized in net income, while available for sale financial instruments are measured at fair value, with unrealized changes in fair value recorded in other comprehensive income.

Upon adoption of these new standards, the Company designated its cash, cash equivalents and short-term deposits as held for trading, which are measured at fair value. Accounts receivable have been classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities, and long-term debt have been classified as other financial liabilities, which are measured at amortized cost. All financial instruments are measured at fair value at inception.

The Company's investment in equity securities, acquired in July 2007, was recorded at fair value at the time of acquisition. These equity securities have been designated as available-for-sale. During the six months ended October 31, 2007, the Company recognized an unrealized loss of $60,000, which has been included in accumulated other comprehensive income.

Changes in fair value of the Company's cash equivalents and short-term deposits, which are comprised of interest-bearing bank deposits, are included in interest income each period. Upon adoption of Section 3855, the Company was no longer permitted to account for debt issue costs as a deferred charge, which had been presented as a separate asset on the balance sheet. As a result, the Company has elected to net its deferred financing costs against the carrying value of its long-term debt and to amortize the discount over the term of the debt using a method that closely approximates the effective yield method. The adoption of Section 3855 had no effect on the carrying value of the Company's deferred financing costs.

The adoption of Section 3865 had no impact on the Company's consolidated financial statements.

4. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term deposits, accounts receivable, investments, trade payables, amounts due to related parties and debentures. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

5. Investments

The Company's investment consists of common shares in a public company. This investment represents less than a 5% interest in that company. As at October 31, 2007, the fair value of this investment was $1,810,000. Fair value at the date of acquisition was $1,870,000.

6. Business Acquisitions

During the year ended April 30, 2007, the Company completed the acquisition of 100% of the issued and outstanding shares of Ashton, a public company listed on the Toronto Stock Exchange ("TSX") and Contact, a public company also listed on the TSX. As consideration, the Company made total cash payments of $51,362,000 and issued 53,802,093 common shares with a fair value of $56,519,000 to the Ashton shareholders and the Company issued 15,794,414 common shares with a fair value of $15,769,000 to the Contact shareholders. As part of the transaction, the Company also issued 3,985,250 replacement stock options of the Company to the Ashton option holders and 1,368,720 replacement stock options of the Company to the Contact option holders. The estimated fair value of the replacement options was $2,695,000. A total of 2,500,000 replacement warrants issued to the Ashton warrant holders expired without exercise in June 2007.

The Company accounted for both acquisitions as a step-by-step purchase of assets. Results of operations have been included from September 20, 2006, the date of control.

7. Property, Plant and Equipment

Details are as follows *(expressed in thousands of dollars)*:

	As at October 31, 2007			As at April 30, 2007		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Office equipment	**$ 807**	**$ (599)**	**$ 208**	$ 727	$ (538)	$ 189
Buildings	**91**	**(13)**	**78**	91	(11)	80
Leasehold improvements	**695**	**(230)**	**465**	690	(193)	497
Exploration equipment	**792**	**(455)**	**337**	790	(388)	402
Vehicles	**573**	**(352)**	**221**	573	(308)	265
Laboratory equipment	**6,573**	**(2,499)**	**4,074**	6,456	(1,749)	4,707
	$ 9,531	**$ (4,148)**	**$ 5,383**	$ 9,327	$ (3,187)	$ 6,140

8. Resource Property Costs

Eastern Arctic Properties, Canada

a) Aviat One and Two Properties

Pursuant to an agreement dated June 25, 2002, and as amended by a Joint Venture Agreement dated April 1, 2006, the Company has a 70% interest in certain mineral claims and leases, known as the Aviat One ("Aviat 1") and Aviat Two ("Aviat 2") properties. BHP Billiton ("BHPB") held a 20% interest in the properties and the Hunter Exploration Group ("Hunter") held a 10% interest, carried up to the development of a mine on the properties. John Robins, a director of the Company, owns 33.3% of Hunter.

8. Resource Property Costs - *Continued*

a) **Aviat One and Two Properties** - *Continued*

In June 2006, BHPB elected to dilute its interest in the properties by not funding its share of the 2006 exploration program. As a result, at April 30, 2007, BHPB's interest had decreased to 15.9% and the Company's interest had increased to 74.1%; Hunter's interest at 10% remained unchanged.

Each of the Aviat One and Aviat Two properties is subject to a 2% net smelter return royalty ("NSR") on products other than diamonds and a 2% gross over-riding royalty ("GOR") on diamond production. In addition, advance royalty payments of $50,000 annually commenced October 1, 2006 for the Aviat 1 property and will commence March 1, 2008 for the Aviat 2 property.

b) **Churchill**

The Company acquired a 35% interest in the Churchill property pursuant to a letter agreement dated June 13, 2002 by incurring $750,000 in exploration expenditures and issuing 300,000 common shares of the Company to Hunter. Shear Minerals Ltd. ("Shear") held a 51% interest and is the operator of the Churchill joint venture. The remaining 14% interest was held by BHPB. BHPB elected to dilute its interest in the Churchill property by not funding its share of the 2006 exploration program.

In April 2007, Shear and the Company entered into a purchase agreement with BHPB whereby Shear and the Company each acquired 50% of the diluted BHPB interest in the Churchill property for consideration of $8,000,000 of which the Company's share was $4,000,000. The purchase agreement closed July 17, 2007 and the Company acquired an additional 6.25% interest in the property by making a cash payment of $1,250,000 and by issuing 2,200,000 common shares with a fair value of $2,134,000 at the date of issuance. The Company's interest in the Churchill property increased from 35% to 41.86% and Shear's interest in the Churchill property increased from 51% to 58.14%. The Churchill property is subject to a 2% GOR/NSR.

c) **Qilalugaq Property ("Area 8"), Melville Peninsula, Nunavut**

The Company and BHPB entered into an agreement dated July 10, 2006 whereby the Company may earn a 50% interest in the Qilalugaq property by spending a total of $9,000,000 prior to December 31, 2011. The Company must spend on exploration a total of $500,000 on or before December 31, 2007 ($1,624,000 spent as at October 31, 2007) and a further $2,500,000 on or before December 31, 2009 to earn a 25% interest in the property (the "First Option"). Upon exercise of the First Option, the Company must incur a further $6,000,000 in exploration prior to December 31, 2011, of which $2,000,000 must be incurred prior to December 31, 2010 (the "Second Option") to earn a further 25% interest in the property, bringing its total interest in the property to 50%. Upon exercise of the Second Option, a joint venture will be formed and BHPB will have the opportunity to elect to increase its interest in the property by 15% to 65% by incurring a further $15,000,000 in expenditures and may elect to become the Operator of the project. Should BHPB not make the election to increase its interest in the property, further exploration on the property will be shared equally.

The agreement is subject to a 2% NSR on all minerals other than diamonds or diamond products and a 2% GOR on diamond production.

d) **Foxtrot Property, Quebec**

Through its acquisition of 100% of Ashton's outstanding common shares during the year ended April 30, 2007 *(Note 6)*, the Company has a 50% interest in the Eastern Ungava joint venture agreement. The joint venture agreement, dated March 14, 1996 and later amended on June 21, 2001, governs the majority of Ashton's activities in Quebec. The Company's 50% interest in this joint venture covers exploration, property acquisition and the development of mineral interests in north-central Quebec including the Foxtrot Property. The Foxtrot property is governed by a joint venture between Ashton and SOQUEM Inc.'s wholly-owned subsidiary Diaquem. Ashton is the operator.

8. Resource Property Costs – *Continued*

e) **Buffalo Hills Property, Alberta**

In April 2007, the Company's wholly-owned subsidiary Ashton entered into an agreement with Diamondex Resources Ltd. ("Diamondex") and Shore Gold Inc. ("Shore") to sell its 45% interest in the Buffalo Hills and Joint Venture Lands for total consideration of $17,500,000. Closing occurred July 24, 2007 and the Company received $15,000,000 in cash and 6,031,363 Diamondex common shares with a fair value of $1,870,000 at the date of receipt. The Company recorded a net loss after taxes of $3,776,000 on the sale of this property interest.

f) **Itza Property, Nunavut**

On July 10, 2007, the Company and Bayswater Uranium Corporation ("Bayswater") entered into an agreement whereby the Company may earn up to an 80% interest in the diamond rights to the Itza Property in Nunavut. The Company may earn a 60% interest in the property by issuing common shares at a value of $75,000 upon signing (issued) and by incurring $4,000,000 in exploration expenditures over a five year period, with a minimum first year expenditure of $500,000 prior to September 1, 2008. The Company may increase its interest in the property to 80% by sole funding a bankable feasibility study on the property, in the event that Bayswater elects not to form a joint venture when the Company vests at 60%. In addition, the agreement provides for the Company to issue common shares or cash to Bayswater should certain kimberlites or kimberlite bodies be identified on the property. The agreement is subject to regulatory approval.

g) **Generative Projects**

The Company has signed agreements with several individuals or companies as part of its generative exploration program. Under the terms of these non-material agreements, the Company may be required to make cash payments, issue shares or fund an exploration program to earn its interest under the terms of the specific agreement. Properties acquired as part of the Company's generative exploration program may be subject to GORs ranging from 0%~3% and NSRs ranging from 0%~3%.

No cash payments or shares were issued pursuant to the Company's generative agreements during the period ended October 31, 2007.

h) **Other Property Interests**

The Company and its subsidiaries continue to hold a number of property interests in other parts of Canada and in Botswana, either as 100% ownership or as part of a property option agreement.

No cash payments or shares were issued pursuant to the Company's other property interests during the period ended October 31, 2007.

8. Resource Property Costs – *Continued*

	October 31, 2007			April 30, 2007		
	Acquisition Cost	**Exploration Cost**	**Total**	Acquisition Cost	Exploration Cost	Total
Eastern Arctic Properties						
Balance - Beginning of the year	$ 21,388	$ 26,774	$ 48,162	$ 2,478	$ 23,595	$ 26,073
Ashton – fair value allocation	-	-	-	12,745	-	12,745
Financing and interest costs	321	-	321	803	-	803
Ashton - additions to April 30, 2007	-	-	-	-	28	28
Contact – fair value allocation	-	-	-	5,334	-	5,334
Contact - additions to April 30, 2007	-	-	-	5	202	207
Advances to operator	-	(323)	(323)	-	928	928
Airborne Geophysics	-	280	280	-	43	43
Assays and laboratory	-	752	752	-	2,388	2,388
Camp and general	-	1,259	1,259	-	2,637	2,637
Drilling	-	2,153	2,153	-	1,760	1,760
Sampling and ground surveys	-	2,541	2,541	-	1,056	1,056
Tenure (Permit recoveries)	3,544	-	3,544	241	-	241
Management Fees	-	127	127	-	68	68
Recoveries from exploration partner(s)	-	(53)	(53)	-	(1,032)	(1,032)
Write-offs	-	-	-	(218)	(4,899)	(5,117)
	25,253	33,510	58,763	21,388	26,774	48,162
Eastern Canada Properties						
Balance - Beginning of the year	107,424	9,433	116,857	-	-	-
Ashton – fair value allocation	-	-	-	83,420	-	83,420
Financing and interest costs	2,026	-	2,026	5,059	-	5,059
Ashton - additions to April 30, 2007	-	-	-	-	9,060	9,060
Contact – fair value allocation	-	-	-	18,911	-	18,911
Contact - additions to April 30, 2007	-	-	-	34	373	407
Airborne Geophysics	-	55	55	-	-	-
Assays and laboratory	-	901	901	-	-	-
Bulk sampling	-	2,291	2,291	-	-	-
Camp and general	-	677	677	-	-	-
Drilling	-	143	143	-	-	-
Pre-feasibility studies	-	539	539	-	-	-
Sampling and ground surveys	-	289	289	-	-	-
Tenure (Permit recoveries)	42	-	42	-	-	-
Write-offs	-	(98)	(98)	-	-	-
	109,492	14,230	123,722	107,424	9,433	116,857
Balance Carried Forward	134,745	47,740	182,485	128,812	36,207	165,019

8. Resource Property Costs – *Continued*

	October 31, 2007			April 30, 2007		
	Acquisition Cost	Exploration Cost	Total	Acquisition Cost	Exploration Cost	Total
Balance Carried Forward	134,745	47,740	182,485	128,812	36,207	165,019
Western Arctic Properties						
Balance - Beginning of the year	79	1,922	2,001	903	6,257	7,160
Airborne Geophysics	-	-	-	-	271	271
Assays and laboratory	-	76	76	-	87	87
Camp and general	-	20	20	-	115	115
Drilling	-	91	91	-	151	151
Sampling and ground surveys	-	105	105	-	116	116
Tenure (Permit recoveries)	(4)	-	(4)	(113)	-	(113)
Management fees	-	2	2	-	3	3
Recoveries from exploration partner(s)	-	(6)	(6)	-	-	-
Write-offs	-	-	-	(711)	(5,078)	(5,789)
	75	2,210	2,285	79	1,922	2,001
Other Canadian Properties						
Balance - Beginning of the year	20,876	2,552	23,428	236	871	1,107
Ashton – fair value allocation	-	-	-	19,697	-	19,697
Financing and interest costs	214	-	214	1,175	-	1,175
Ashton - additions to April 30, 2007	-	-	-	-	2,068	2,068
Sale of Buffalo Head Hills, Alberta	(19,697)	(2,638)	(22,335)	-	-	-
Airborne Geophysics	-	-	-	-	328	328
Assays and laboratory	-	30	30	-	71	71
Camp and general	-	84	84	-	266	266
Drilling	-	7	7	-	624	624
Sampling and ground surveys	-	163	163	-	116	116
Tenure (Permit recoveries)	50	-	50	(10)	-	(10)
Management fees	-	-	-	-	1	1
Write-offs	-	(36)	(36)	(222)	(1,793)	(2,015)
	1,443	162	1,605	20,876	2,552	23,428
Canadian Generative Exploration						
Balance - Beginning of the year	56	2,114	2,170	23	1,606	1,629
Airborne Geophysics	-	93	93	-	315	315
Assays and laboratory	-	541	541	-	1,138	1,138
Camp and general	-	351	351	-	562	562
Sampling and ground surveys	-	276	276	-	562	562
Tenure (Permit recoveries)	-	-	-	33	-	33
Write-offs	-	(137)	(137)	-	(2,069)	(2,069)
	56	3,238	3,294	56	2,114	2,170
Botswana, Africa						
Balance - Beginning of the year	476	888	1,364	633	955	1,588
Camp and general	-	3	3	-	10	10
Drilling	-	196	196	-	37	37
Sampling and ground surveys	-	19	19	-	48	48
Tenure (Permit recoveries)	-	-	-	572	-	572
Write-offs	-	-	-	(729)	(162)	(891)
	476	1,106	1,582	476	888	1,364
Ending Balance	$ 136,795	$ 54,456	$ 191,251	$ 150,299	$ 43,683	$ 193,982

9. Share Capital

a) Details are as follows (*expressed in thousands of dollars*):

	Number		Amount		Contributed Surplus
Authorized:					
Unlimited common shares without par value					
Issued and fully paid:					
Balance – April 30, 2007	196,062,873	$	201,387	$	8,537
Issued for properties *(Note 8b and 8f)*	2,276,601		2,183		-
Issued as an interest payment *(Note 12)*	604,900		600		-
Return to treasury	(34,200)		-		-
Stock-based compensation	-		-		855
Share issuance costs	-		(67)		-
Balance – October 31, 2007	198,910,174	$	204,103	$	9,392

In March 2007, Ashton paid approximately $945,000 in respect of dissenting shareholders. As part of this settlement, a total of 95,980 Stornoway common shares were returned to treasury between April and June 2007.

b) **Flow-through Funds**

The Company is required to spend the following on CEE (*expressed in thousands of dollars*):

Flow-through funds on hand at April 30, 2007	$	10,663
Expenditures to October 31, 2007		(8,483)
Flow-through funds on hand at October 31, 2007	$	2,180

To finance eligible CEE, the Company raised $22,581,000 between October 2005 and April 2007. These funds are restricted for use in incurring CEE as defined in the Income Tax Act. The majority of these funds must be spent prior to December 31, 2008.

c) **Stock Option Plan**

At the Company's Annual General Meeting of Shareholders held September 11, 2007, disinterested shareholders approved an amendment to the Company's existing Stock Option Plan (the "Plan") to fix the maximum number of common shares available for issuance under the Plan at 19,884,107. This represents 10% of the Company's issued and outstanding common shares as at August 14, 2007. Formerly, a total of 7,263,420 common shares had been reserved for issuance, excluding the Ashton and Contact stock options that were converted to stock options of the Company as part of the acquisitions completed *(Note 6)* during the year ended April 30, 2007. The Ashton and Contact options were converted into options of the Company pursuant the take-over bids completed during the year ended April 30, 2007 and were not considered to be "new" option grants under the terms of the Company's stock option plan. The converted options fall within the amended plan maximum.

In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.

9. Share Capital - *Continued*

d) A summary of the Company's outstanding options is as follows:

	Number of Options		Weighted Average Exercise Price
Balance April 30, 2007	11,830,516	$	1.52
Granted	375,000		0.75
Cancelled	(1,213,400)		1.20
Expired	(434,650)		1.31
Balance October 31, 2007	10,557,466	$	1.55
Number of options currently exercisable	9,161,299	$	1.61

e) As at October 31, 2007, the Company had the following stock options outstanding:

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$ 0.85 ~ $ 1.43	7,293,415	$ 1.10	3.54 years
$ 1.53 ~ $ 2.78	2,860,491	$ 1.89	1.96 years
$ 4.86 ~ $ 7.42	403,560	$ 7.13	4.90 years
	10,557,466		

On September 21, 2007, the Company granted 375,000 stock options with an exercise price of $0.75 (October 31, 2006 – Nil). The options expire September 21, 2012.

f) A summary of the Company's outstanding warrants is as follows:

	Number of Warrants		Exercise Price	Expiry Date
Balance April 30, 2007	10,742,000	$	1.42	Weighted Average Exercise Price
Expired *(Note 6)*	(2,500,000)	$	1.30	May 19, 2007*
Balance October 31, 2007	8,242,000	$	1.46	Weighted Average Exercise Price

*On May 18, 2007, the expiry date for these warrants was extended by one month to June 19, 2007. On June 19, 2007, the warrants expired without exercise.

9. Share Capital - *Continued*

g) Stock-Based Compensation

The fair value of each option grant that has vested during the current period is estimated on the date of grant using the Black-Scholes Option Pricing Model, with the following weighted average assumptions:

	Six Months Ended October 31, 2007	Year Ended April 30, 2007
Risk-free interest rate	**4.1% ~ 4.3%**	3.9% - 4.1%
Expected dividend yield	**Nil**	NIL
Expected stock price volatility	**46% ~ 48%**	48% - 79%
Expected option life in years	**2 - 5 years**	3 - 5 years

During the year ended April 30, 2007, the Company granted options to purchase up to 2,617,000 shares of the Company's stock to employees and non-employees at exercise prices of $1.02, $1.13 and $1.25. The Company used the Black-Scholes Option Pricing Model to estimate a fair value for these grants. Because a portion of the options granted were subject to vesting provisions, $644,000 of the total estimated value of $1,639,000 has been recorded as stock-based compensation expense and $184,000 has been capitalized to resource property costs for the period ended October 31, 2007.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

10. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a) As at October 31, 2007, the amounts due to related parties consisted of the following *(expressed in thousands of dollars)*:

	October 31, 2007	April 30, 2007
International Northair Mines Ltd., a company with an officer in common	**$ 19**	$ 71
Strongbow Exploration Inc., a company with a director in common	**14**	191
	$ 33	$ 262

These amounts are non-interest bearing, unsecured and are due on demand.

b) Pursuant to an amended agreement with International Northair Mines Ltd. ("Northair"), a company with an officer in common, the Company pays a monthly administrative fee for office space and reimburses Northair for administrative services and supplies as incurred. The agreement was terminated as of June 1, 2007. During the current fiscal period, administrative fees and rent totalling $2,100 (October 31, 2006 - $23,100) was paid to Northair for its services.

c) During the period ended October 31, 2007, the Company paid $68,416 (October 31, 2006 - $103,900) for shared technical services and rent to Strongbow Exploration Inc.

10. Related Party Transactions - *Continued*

d) In July 2007, the Company entered into a sub-lease agreement with Agnico-Eagle Mines Ltd. ("Agnico-Eagle"), a significant shareholder and a company with a director in common, for additional premises. The Company is committed to annual lease payments of approximately $105,000 in respect of these premises through June 30, 2010. A portion of these payments may be recovered through sub-leases. During the period ended October 31, 2007, the Company accrued as payable $150,000 to Agnico-Eagle in respect of work related to a pre-feasibility study at the Renard Project (Foxtrot Property).

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. Income Taxes

a) Reconciliation of accounting and taxable income *(expressed in thousands of dollars)*:

	For the Six Months Ended October 31, 2007		For the Year Ended April 30, 2007	
Earnings (loss) before income taxes	$	(7,405)	$	(21,710)
Canadian federal and provincial income tax rates		33.00%		33.00%
Income tax recovery based on the above rates		(2,444)		(7,164)
Increase (decrease) due to:				
Non-deductible expenses and other permanent differences		216		569
Losses and temporary differences for which no future income tax asset has been recognized		476		5,744
Income tax benefit recognition on the issuance of flow-through shares		-		(1,294)
Income tax recovery	$	(1,751)	$	(2,145)

b) As at April 30, 2007, the Company has non-capital losses of approximately $22,617,000 (April 30, 2006 - $4,264,000), which can be used to reduce taxable income. These loss carry forwards *(expressed in thousands of dollars)* expire as follows:

2008 to 2009	$	1,654
2010 to 2015		9,012
2016 to 2020		1,489
2021 to 2025		457
2026		7,053
2027		2,952
	$	22,617

11. Income Taxes - *Continued*

c) Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates are as follows (*expressed in thousands of dollars*):

		October 31, 2007		April 30, 2007
Future income tax assets				
Non-capital losses	$	**8,394**	$	7,182
Capital losses		**461**		461
Property, plant and equipment		**158**		-
Financing fees		**2,028**		2,409
Resource property costs		**4,317**		4,919
Other		**274**		264
Total future tax assets		**15,632**		15,235
Valuation allowance		**(11,522)**		(11,195)
Net future income tax assets	$	**4,110**	$	4,040
Future income tax liabilities				
Resource property costs	$	**27,016**	$	27,749
Property, plant and equipment		**-**		162
Future tax liabilities		**27,016**		27,911
Future tax liability, net	$	**22,906**	$	23,871

Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Future income tax assets are recorded when it is more likely than not that they will be recovered in future periods.

12. Convertible Debentures

On March 16, 2007, the Company concluded a non-brokered sale of $20,000,000 in unsecured convertible debentures to Agnico-Eagle ($10,000,000) and Lorito Holdings Limited ($10,000,000), a Lundin Family Trust. The debentures mature March 15, 2009 and interest is payable under the debentures quarterly at 12% per annum. The Company issued two series of debentures, $10,000,000 in Series A Debentures that provide the Company may repay principal on the maturity date in cash or common shares of Stornoway ("Shares") at the Company's election and $10,000,000 in Series B Debentures that provide that the Company must repay principal on the maturity date in cash or Shares at the holder's election. If principal is paid in Shares, the Shares will be issued at a price of the lower of $1.25 and the five day volume weighted average price of the Shares ending three trading days before the payment date. The Company will have no right of prepayment. Interest payments may be paid in cash or in Shares, at the Company's election. If interest is paid in Shares, the Shares will be issued at a price of 95% of the five day volume weighted average price of the Shares ending three trading days before the payment date. The proceeds of the debenture financing were used to repay the bridge loan that was used to finance the acquisition of Ashton *(Note 6)*. In June 2007, the Company issued 604,900 common shares with a value of $0.9919 per share in settlement of the first quarterly interest payment. In September 2007, the Company made a cash payment of $600,000 in settlement of the second quarterly interest payment. At October 31, 2007, $302,600 has been accrued for the next interest payment.

12. Convertible Debentures - *Continued*

The debentures have been segregated into the respective fair values of its debt and equity components on the date of issuance. The debt component, representing the value allocated to the liability at inception, is recorded as a long-term liability. The remaining component, representing the value ascribed to the holder's option to convert the principal balance into common shares, is classified in shareholder's equity as the "equity component of convertible debenture". Over the term of the debenture, the debt component will be accreted to the face value of the debentures by the recording of additional interest expense. The Company incurred financing fees of $78,000 in respect of the debt issuance, of which $16,000 has been amortized to the cost of the acquisition at October 31, 2007 (April 30, 2007 - $4,000).

At issuance, the Company estimated the fair value of the conversion option by using the Black-Scholes option pricing model with the following assumptions: two-year estimated life, 42.2% volatility and a risk-free rate of 4.1%. *(Expressed in thousands of dollars):*

		October 31, 2007		April 30, 2007
Principal amount	**$**	**20,000**	$	20,000
Less equity component of convertible debentures		**(2,916)**		(2,916)
Accreted interest		**696**		139
Financing fees *(Note 3)*		**(57)**		-
Liability component	**$**	**17,723**	$	17,223

13. Asset Retirement Obligations

Details are as follows:

		October 31, 2007		April 30, 2007
Balance – beginning of the period	**$**	**600**	$	600
Accretion		**34**		-
Balance – end of the period	**$**	**634**	$	600

The Company has recorded an asset retirement obligation which reflects the present value of the estimated amount of undiscounted cash flow required to satisfy the asset retirement obligation in respect of the Foxtrot property in Quebec. The primary component of this obligation is the removal of equipment currently used at the site as well as costs associated with securing an underground shaft on the property. The expected timing of the asset retirement obligation expenditures range from 2008 to 2010 based upon the Company not going into production on the Foxtrot property. Should the Company go into production on the Foxtrot property, the obligation will be further into the future. The credit adjusted risk free rate at which the estimated cash flows have been discounted to arrive at the obligation is 12% and the undiscounted amount of estimated future cash flows is $722,000.

14. Supplemental Schedule of Non-Cash Investing and Financing Activities
(expressed in thousands of Dollars)

	For the Three Months Ended		For the Six Months Ended	
	October 31, 2007	October 31, 2006	**October 31, 2007**	October 31, 2006
Issuance of shares for resource properties	$ **49**	$ -	$ **2,183**	$ 570
Stock-based compensation included in resource properties	$ **92**	$ -	$ **184**	$ -
Stock-based compensation included in professional fees	$ **16**	$ -	$ **16**	$ -
Shares received for disposal of a resource property interest	$ **-**	$ -	$ **(1,870)**	$ -
Deferred exploration costs included in accounts payable	$ **3,205**	$ 5,395	$ **3,205**	$ 5,395
Deal transaction costs included in accounts payable	$ **-**	$ 4,952	$ **-**	$ 4,952
Deferred financing costs included in accounts payable	$ **-**	$ 1,500	$ **-**	$ 1,500
Deferred exploration costs included in accounts receivable	$ **2,224**	$ -	$ **2,224**	$ -
Issuance of common shares for Ashton *(Note 6)*	$ **-**	$ 46,720	$ **-**	$ 46,720
Issuance of common shares for Contact *(Note 6)*	$ **-**	$ 17,946	$ **-**	$ 17,946
Issuance of common shares in settlement of an interest payment *(Note 12)*	$ **-**	$ -	$ **600**	$ -
Amortization included in resource property costs	$ **452**	$ 95	$ **906**	$ 98

15. Commitments

The Company has minimum commitments under its operating leases for its premises averaging approximately $405,000 per year until June 30, 2010 and averaging approximately $300,000 per year between 2010 and 2013.

In addition, the Company has GICs in the amount of $57,500 as collateral security for its corporate credit cards.

The Company has a line of credit of up to $1.4 million to satisfy exploration bonding requirements and for the use of corporate credit cards. Short-term deposits equivalent to the utilization of the line of credit are provided as collateral security.

New release, filed December 17, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

RECEIVED

2008 SEP 16 P 1:50

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

TSX: SWY
SWY 07-44
December 12, 2007

THIRD KIMBERLITE PIPE AT AVIAT PROVES DIAMONDIFEROUS

Stornoway Diamond Corporation (TSX-SWY) and Hunter Exploration Group are pleased to report that the AV9 kimberlite pipe has been confirmed as diamondiferous, returning 236 diamonds from caustic fusion of 307kg of drill core. The AV9 pipe was discovered in August of 2007 on the Aviat Project, Melville Peninsula, Nunavut, and represents the third pipe-like body identified within Aviat's Tremblay Corridor. A total of twelve significantly diamondiferous kimberlites have now been identified at Aviat, as shown on the map available at http://www.stornowaydiamonds.com/exploration/melville_district/.

Stornoway's CEO Eira Thomas stated: "We continue to add tonnage to our growing inventory of significantly diamondiferous kimberlite bodies at Aviat. We are particularly encouraged by the presence of several +1 mm stones suggesting a potentially coarse diamond distribution. Further work including ground geophysics and drilling to help determine the potential size of AV9 will be a priority for the company in 2008." Ms. Thomas further stated: "Stornoway has been involved in the discovery of more than 50 kimberlites in the eastern arctic to date, including those which have returned the best early stage microdiamond results in Canada outside of the Lac de Gras field. Stornoway remains optimistic that further work may lead to the identification of an economic diamond resource".

The AV9 kimberlite (Stornoway press release; August 23, 2007) is situated along the same regional structural feature that hosts the AV1 kimberlite pipe, and which is believed to have influenced emplacement of the other Aviat kimberlite pipes and sheets. As a result of the AV9 discovery, additional targets along this regional feature have been identified and prioritized for drill testing in 2008. AV9 is described as a transitional kimberlite pipe, containing both macrocrystic hypabyssal and transitional hypabyssal breccia phases. Kimberlite was intersected within a horizontal area measuring approximately 60 x 60 meters, and to a vertical depth greater than 100 meters, but neither the lateral nor vertical extent of AV9 are known at the present time. A total of 307.26kg (dry) of kimberlite core from AV9 was submitted for caustic fusion and returned 236 diamonds (stones retained on a 0.106mm square mesh sieve). The three largest stones had dimensions measuring 2.324x2.307x1.804mm, 1.871x1.529x1.531mm and 1.665x1.403x0.892mm. Further details are shown below.

TOTAL SAMPLE WEIGHT	NUMBER OF DIAMONDS PER SIEVE SIZE (MM SQUARE MESH SIEVE)									TOTAL
	+0.106 mm	**+0.150 mm**	**+0.212 mm**	**+0.300 mm**	**+0.425 mm**	**+0.600 mm**	**+0.850 mm**	**+1.180 mm**	**+1.7 mm**	
307.26	97	47	42	26	14	6	2	1	1	236

The 2.2 million acre Aviat Project is located in eastern Nunavut on the Melville Peninsula and is a joint venture between Stornoway (74.8%), BHP Billiton (15.2%) and Hunter Exploration Group (10%). Exploration activities, including additional drilling at the AV9 pipe, are scheduled to begin in Q2, 2008, once weather and logistical considerations are more favourable. Stornoway also anticipates receiving Dense Media Separation diamond results for more than 70 tonnes of kimberlite from the AV1 (~45t) and AV2 (~27t) bodies late this quarter or early next quarter.

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from

exploration to marketing. Diamond results reported above are based on work completed by Microlithics Laboratories, Thunder Bay, Ontario, an independent mineral process laboratory currently providing services exclusively to Stornoway and its affiliates. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol. (NT/NU), Vice President, Exploration, a Qualified Person under NI 43-101.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed December 17, 2007.

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-45
December 13th, 2007

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

STORNOWAY ANNOUNCES ADDITIONAL RENARD DIAMOND RECOVERY RESULTS
21 Carat Diamond Recovered from 500 Tonne Lynx Dyke Sample

Stornoway Diamond Corporation (TSX-SWY) is pleased to provide diamond recovery results on three additional large scale samples recently acquired from the Renard project in north-central Québec, a 50:50 joint venture with SOQUEM INC. ("SOQUEM"). The three samples comprise a 500 tonne trench sample extracted from the Lynx kimberlite dyke, and two additional samples collected from the Renard 3 and Renard 4 kimberlites during the recently completed Renard bulk sampling program. Included in the parcel of diamonds recovered from the Lynx sample was a stone with a weight of more than 21 carats. Complete diamond recovery data for the three samples, utilizing both x-ray sorter and grease table recovery circuits, are as follows:

Sample	Dry Weight (tonnes)	Stones (retained on +1 DTC screen)	Carats (retained on +1 DTC screen)	Diamond Content[1] (cpht)[2]	Largest Diamond (carats)
Lynx Trench Sample	494.3	5,898	528.97	107	21.53[3]
R4-4003	439.6	4,622	508.60	116	5.74
R3-3105	185.2	1,018	117.78	64	2.48

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location/size of the samples and processing parameters

[2]Carats per hundred tonnes

[3]Represents a reconstructed weight from three individual fragments weighing 11.73, 5.86 and 3.93 carats.

CEO Eira Thomas stated, "The recovery of a 21 carat diamond in an exploration size sample from the Lynx dyke is a spectacular result. Large, high value gems are important value drivers for a potential Renard diamond mine and it is encouraging to see these diamonds being regularly recovered at each stage of assessment. These new diamond results represent part of the ongoing work to arrive at the first formal resource calculation for the Renard project, which is anticipated late in the first quarter, 2008".

The new samples have been processed in support of a program of geological modeling and National Instrument ("NI") 43-101 compatible resource work that is being conducted by Stornoway and AMEC Americas Ltd. within the context of the Renard pre-feasibility study, the principal author of which is Agnico-Eagle Mines Ltd. The geological context of each sample is given below.

Lynx

The Lynx dyke system is a zone of continuous or semi-continuous kimberlite dykes located approximately 2 kilometers west of the Renard cluster of kimberlite pipes and extending for a strike length of at least 3.7km. Individual components of the dyke system have previously been referred to as "Lynx", "Lynx South" and "Lynx North". The current sample was collected during the summer from "Lynx South" at two separate trench locations and processed in three batches. 528.97 carats of diamonds were recovered from a total dry tonnage of 494.3 tonnes for an overall diamond recovery of 107 carats per hundred tonnes (cpht) for stones retained on a +1 DTC screen. The 21 carat stone was broken during sample processing and was recovered in principally three large fragments, the largest of which weighs 11.73 carats. The stone is estimated to have had an original weight of more than 23 carats prior to breakage and is described as a brown gem quality octahedron. A photograph of this diamond can be found on the Stornoway website at http://stornowaydiamonds.com/news/2007/dec07/.

Between 2004 and 2006, Stornoway's wholly owned subsidiary Ashton Mining of Canada Inc. ("Ashton") and its JV partner SOQUEM collected a series of samples from surface boulders and trenches at various locations along the Lynx dyke system that returned individual sample diamond contents of between 36 and 256 cpht. The largest diamond recovered during these programs was a 5.66 carat light brown gem quality octahedron.

These previously reported diamond recovery results from the various components of the Lynx dyke system are summarized in the following table:

Disclosure Date	Dry Weight (tonnes)	Carats	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
December 13th 2007	494.3	529.0[5]	107	21.53[8], 5.36
May 31, 2006[3]	34.8	40.4[6]	116	2.19, 1.16
March 22, 2005[3,4]	10.30	14.5[6]	141	5.66, 1.17
February 12th, 2004[3,4]	3.87	4.63[7]	120	0.96, 0.28

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples or drill holes

[2]Carats per hundred tonnes

[3]Reported by Ashton Mining of Canada Inc.

[4]Includes Lynx anomaly boulder samples

[5]Represents only stones retained on a +1 or greater DTC screen, as discussed below

[6]Represents only stones retained on a +1.18 mm square mesh screen

[7]Represents only stones retained on a +0.85 mm square mesh screen

[8]Represents a reconstructed weight from three individual fragments weighing 11.73, 5.86 and 3.93 carats.

The 588 carat parcel of Lynx diamonds recovered to date will now allow a preliminary estimate of average diamond value to be determined for this dyke system. The valuation will be used in support of studies ongoing to determine the suitability of the Lynx kimberlite to form a high grade resource amenable to extraction by shallow stripping or trenching during the early commissioning and ramp-up period of a potential Renard diamond mine. Should such stripping prove feasible, the nearby Hibou and North anomaly dykes have the potential to provide additional, near-surface resources. To this end, samples from the Hibou and North Anomaly dykes, weighing 31 and 28 tonnes respectively, have been collected and are currently undergoing final diamond recovery. Results from this sampling will provide greater definition of the diamond content of these two bodies.

Renard 4

Renard 4 sample 4003 was collected in 2006 as part of the Renard 4 bulk sampling program. In total, 2,100 tonnes of kimberlite in six sub-samples were extracted from a single surface trench excavated within the northern complex zone ("NCZ") of Renard 4, a distinct unit of complex geology outcropping at the northern limit of the kimberlite. Diamond recovery results for the first five sub-samples (Stornoway press release dated August 14, 2007) comprised 2,213 carats of diamonds with a combined dry sample weight of 1,659 tonnes for an overall diamond recovery of 133 cpht for stones retained on a +1 DTC screen. Individual sub-samples exhibited recovered diamond contents of between 80 and 184 cpht. Sample 4003, the sixth Renard 4 sub-sample, has now returned 508.60 carats of diamonds from a total dry tonnage of 439.6 tonnes for an overall diamond recovery of 116 cpht for stones retained on a +1 DTC screen.

Complete diamond recovery results now reported from the Renard 4 bulk sample are as follows:

Disclosure Date	Dry Weight (tonnes)	Carats	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
December 13th 2007[3]	439.6	508.60	116	5.74, 3.99, 3.08
August 14, 2007[3]	1,658.9	2,213.29	133	5.92, 3.71, 3.70
Total	2,098.5	2,721.9	130	

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples or drill holes

[2]Carats per hundred tonnes

[3]Represents only stones retained on a +1 or greater DTC screen, as discussed below

In a diamond valuation exercise undertaken in September 2007 by WWW International Diamond Consultants Ltd. the original parcel of diamonds recovered from the Renard 4 NCZ received a modeled "base case" diamond price estimate of US$69 per carat compared to US$109 per carat for the Renard 2 and Renard 3 valuation parcels. The Renard 4 sample differed from the others in that it had an apparent relative absence of larger diamonds, and its lower modeled price estimate was principally a function of this finer diamond size distribution. The Renard 4 NCZ carries a high diamond content and is accessible at surface, but it is not representative geologically of the bulk of Renard 4, which is comprised of a tuffisitic kimberlite breccia with affinities to the "kimb2a" tuffisitic kimberlite breccia observed in Renard 2. Hence, it is uncertain whether the Renard 4 NCZ bulk sample, with an apparently finer diamond size distribution, may be taken as representative of the diamonds contained in the larger part of Renard 4, or whether the coarser diamond characteristics observed in the Renard 2 and Renard 3 are more applicable.

Sample 4003 was processed in order to increase the size of the parcel of diamonds recovered from the Renard 4 NCZ and to assist in determining the exact nature of the Renard 4 NCZ diamond size distribution. Sample 4003 has a higher average stone size than the previous Renard 4 samples, and a diamond size distribution closer to that exhibited by Renard 2 and Renard 3. These new data will now be incorporated into the ongoing Renard resource work, which may include a restatement of average diamond value for the Renard 4 kimberlite.

Renard 3

Renard 3 sample 3105 was collected in 2007 from the underground decline established within the Renard 3 kimberlite. In total, 2114 tonnes of kimberlite in thirteen sub-samples were extracted from across the breadth of Renard 3. Diamond recovery results for the first twelve sub-samples (Stornoway press release dated June 20, 2007) comprised 2,681 carats of diamonds from a combined dry sample weight of 1,928 tonnes for an overall diamond recovery of 139 cpht for stones retained on a +1 DTC screen. Individual sub-samples exhibited recovered diamond contents of between 78 and 223 cpht. Sample 3105 has now returned 117.78 carats of diamonds from a total dry tonnage of 185.2 tonnes for an overall diamond recovery of 64 cpht for stones retained on a +1 DTC screen.

Sample 3105 was processed in order to give greater definition to the "kimb3b" tuffisitic kimberlite breccia within Renard 3, which comprises a minor part of the Renard 3 kimberlite and a small portion of the exposed kimberlite within the Renard 3 decline. It was selected, deliberately, to give greater grade control on a geological unit within Renard 3 previously observed to have a low diamond carrying capacity. The results from sample 3105 are consistent with those obtained from earlier, smaller-scale sampling.

Complete diamond recovery results now reported from the Renard 3 bulk sample are as follows:

Disclosure Date	Dry Weight (tonnes)	Carats	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
December 13th 2007[3]	185.2	117.78	64	2.48, 2.22, 2.12
June 20th, 2007[3]	1,928.6	2,681.40	139	10.15, 7.78, 6.36
Total	2,113.8	2,799.18	132	

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples or drill holes

[2]Carats per hundred tonnes

[3]Represents only stones retained on a +1 or greater DTC screen, as discussed below

Scientific and Technical Data

Diamond results reported in this release are based on sample processing by a 10 tph DMS plant owned by Stornoway (through Ashton) and SOQUEM in joint venture, and operated by Stornoway, and on the recovery of diamonds from concentrate at Stornoway's wholly owned and operated mineralogical laboratory in North Vancouver, British Columbia. All three samples were processed during October and November 2007. Quality assurance protocols and actual operating procedures for the processing, transport and recovery of diamonds under the Renard Project sampling programs, including arms-length security provisions, conform to industry standard Chain of Custody provisions and are subject to the review of AMEC Americas Ltd. who have been contracted to provide third party accreditation for program data.

For the Renard bulk sample program, and associated large tonnage sampling programs such as at Lynx, individual kimberlite samples are prepared through a primary jaw crusher prior to introduction to the 10 tph DMS. To facilitate production of a heavy mineral concentrate, -20mm material is fed directly into the DMS and +20mm material is reduced through a secondary cone crusher set at 10mm. Within the DMS, -6mm coarse reject "floats" are re-crushed and re-circulated. During the processing of the current samples a 1.0mm by 12.0mm slotted screen was employed within the DMS. The use of this screen can be expected to produce a minimum stone size greater than that retained on a +1 DTC screen which is approximately equivalent to a 0.85mm square mesh screen. However, the bottom cut-off screen sizes used on the DMS will result in under-recovery of smaller diamonds and will not allow a direct comparison with previously reported diamond contents. Following delivery to North Vancouver, the resultant DMS concentrate was then processed twice through x-ray sorter equipment to generate a final concentrate which was hand sorted to extract diamonds. A grease table finish was used to recover diamonds from all x-ray sorter rejects. As part of Stornoway's ongoing QA/QC program, DMS tails, concentrate residues and other materials are also subject to audit. Any significant changes to the recovered diamond grades provided above will be reported when available. The Renard bulk sample program is managed by Dave Skelton, P.Geol., Senior Project Manager. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol, Vice President, Exploration, a Qualified Person under NI 43-101 and he has reviewed and approved the contents of this release.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 155 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

SOQUEM INC.

SOQUEM is a wholly-owned subsidiary of Société générale de financement du Québec ("SGF"). The SGF, the Quebec industrial and financial holding company, has as its mission to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Quebec.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed December 7, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

TSX: SWY
SWY 07-43
December 3, 2007

STORNOWAY AND SHEAR RECOVER 337 CARATS FROM 356 TONNE KAHUNA BULK SAMPLE

11,088 diamonds liberated from 356 dry tones for an overall diamond recovery of 0.95 carats per tonne

Stornoway Diamond Corporation (SWY:TSX) and Shear Minerals Ltd. (SRM:TSXV) today announced that processing of the minibulk sample from the Kahuna kimberlite at the Churchill Diamond Project in Nunavut is complete with 11,088 diamonds greater than 0.85 mm recovered from a total sample of 356 dry tonnes for an overall diamond grade of 0.95 carats per tonne.

The minibulk sample, collected earlier this year, yielded 337 carats of diamonds with preliminary observation describing the majority as white and colourless. The five largest stones were 5.44, 2.05, 1.54, 1.44 and 1.32 carats. Several of the larger stones are interpreted to be broken fragments of a larger diamond estimated to have been up to 14 carats in weight.

"With these final results, overall grade has risen and we recovered large diamonds," says Shear President and CEO Pamela Strand. "This 337 carat parcel provides us with a more representative sample of the Kahuna diamond population that will be used to estimate a preliminary diamond value early in 2008. The results from that exercise will help determine the next steps for Kahuna and the continued evaluation of the Churchill diamond project."

Today's diamond results are from three spatially separate surface samples collected by trenching along the Kahuna kimberlite dyke in March and April of 2007. Sample grades are based on diamonds recovered on a 0.85mm sieve size or larger (using a square mesh). The Kahuna kimberlite is a 2.8m to 4m wide vertical kimberlite dyke that trends for more than 5.5km based on geophysical interpretation.

Sample Number	Sample Weight Dry (tonnes)	Diamond Recovery Carats per tonne (+0.85mm)	Weight of Diamonds Recovered (carats) (+0.85mm)	Number of stones +0.85 mm	0.85 mm Sieve	1.18 mm Sieve	1.70 mm Sieve	2.36 mm Sieve	3.35 mm Sieve	4.75 mm Sieve	6.70 mm Sieve
Kahuna – Sample 1[1]	98.13	1.03	100.80	3,582	1,737	1,528	263	48	6	0	0
Kahuna – Sample 3[2]	151.63	0.94	142.35	4,267	2,015	1,850	302	76	20	3	1
Kahuna – Sample 2[3]	106.57	0.88	93.54	3,239	1,609	1,374	203	40	13	0	0
Total Kahuna	356.33	0.95	336.69	11,088	5,499	4,772	773	165	39	3	1

[1] Largest diamond 0.98 carats
[2] Largest diamonds 5.44, 2.05, 1.54, 1.44, and 1.32 carats; as reported in November 14, 2007 news release
[3] Largest diamonds 1.39, 1.19 and 0.73 carats; as reported in September 8, 2007 news release

Sample results are based on the recovery of diamonds by dense media separation (DMS) at Kennecott Canada Exploration Inc.'s independent processing plant in Thunder Bay, ON, using a 1mm square mesh bottom cut off. Kahuna Samples 1 and 3 were crushed; Sample 2 required no crushing as the kimberlite was pervasively clay altered. A 135kg and 672.8kg heavy mineral concentrate was generated from Samples 1 and 3 respectively and then passed through an x-ray sorter and picked for diamonds.

Diamonds were also recovered during an audit of the magnetic fractions and x-ray rejects resulting in the treatment of these fractions by caustic fusion analysis.

The Churchill Diamond Project is owned 41.86% by Stornoway and 58.14% by Shear and is comprised of the diamond rights to more than two million acres located near the communities of Rankin Inlet and Chesterfield Inlet in the Kivalliq region of Nunavut. Work is presently focused on continued exploration of new promising indicator mineral trains and geophysical anomalies as well as the evaluation of four significantly diamond-bearing, vertically-emplaced kimberlite dykes that have returned sample grades of up to 2.18 carats per tonne. The 2007 field program was operated by Shear and is under the supervision of Jennifer Burgess, P. Geol., a Qualified Person under NI 43-101.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed November 19, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-42
November 14, 2007

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

STORNOWAY AND SHEAR RECOVER A 5.43 CARAT DIAMOND FROM CHURCHILL'S KAHUNA KIMBERLITE

Stornoway Diamond Corporation (SWY:TSX) and Shear Minerals Ltd. today announced the recovery of a 5.43 carat diamond from the second phase of processing of the 400-tonne bulk sample extracted earlier this year from the Kahuna kimberlite dyke on the Churchill Diamond Project, Nunavut. The diamond is a broken fragment of a larger stone which is estimated to have been up to 14 carats in size. This estimation is based on the presence of eight complementary broken diamonds recovered in the same sample. Results from the second phase of bulk sample processing at Kahuna are considered preliminary as diamond recovery is still underway.

"The discovery of these large diamond fragments proves the potential for the Kahuna kimberlite dyke to host larger diamonds," says Shear President and CEO Pamela Strand. "We continue to be encouraged by the results of the Kahuna bulk sample. The presence of coarser diamonds will be an important driver of overall diamond value."

Preliminary observation describes the five carat diamond as a white "clivage" stone that has broken on all sides along pre-existing fracture planes marked by inclusions. Other diamond fragments in the sample weigh 2.05, 1.54, 1.44, 1.33, and 1.11 carats. Work will be undertaken to attempt to reconstruct the diamond from fragments to determine the potential size of the original diamond as well as assess the potential breakage causes.

The current bulk sampling at Kahuna is aimed at establishing a preliminary grade and providing an initial assessment of diamond value. Processing of the remaining 270 tonnes of kimberlite from this year's 400-tonne mini-bulk sample of Kahuna has been completed and final diamond recovery is currently underway with results expected within weeks.

Today's diamond results are from the continuing processing of three surface samples collected by trenching along the strike length of the Kahuna kimberlite dyke in March and April of 2007. A sample grade of 0.88 carats per tonne (cpt) was disclosed in a press release on September 19, 2007. This grade is based on diamonds recovered on a 0.85mm sieve size or larger (using a square mesh) from a 106-tonne sample. The Kahuna kimberlite is a 2.8m to 4m wide vertical kimberlite dyke that trends for more than 5.5km based on geophysical interpretation. Other pending results from the 2007 field program include all microdiamond analyses from drilling and prospecting discoveries.

The Churchill Diamond Project is owned 41.86% by Stornoway and 58.14% by Shear, who is also the operator. The joint venture is comprised of the diamond rights to more than two million acres located near the communities of Rankin Inlet and Chesterfield Inlet in the Kivalliq region of Nunavut. Work is presently focused on continued exploration of new promising indicator mineral trains and geophysical anomalies as well as the evaluation of four significantly diamond-bearing, vertically-emplaced kimberlite dykes (up to 4m in width) that have returned sample grades of up to 2.18 carats per tonne. The 2007 field program is under the supervision of Jennifer Burgess, P. Geol., a Qualified Person under NI 43-101.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact Nick Thomas at 604-331-2259 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed October 30, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-41
October 22, 2007

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

STORNOWAY ANNOUNCES POSITIVE VALUATION RESULTS FROM RENARD BULK SAMPLE
US$109 per Carat Model Price for Renard 2 and Renard 3

Stornoway Diamond Corporation (TSX-SWY) is pleased to provide complete diamond valuation results on its recently completed 6,500 carat bulk sample from the Renard project in north-central Québec, a 50:50 joint venture with SOQUEM INC. ("SOQUEM"). Three separate valuation parcels from the Renard 2, 3 and 4 kimberlite pipes were recently presented for valuation in Antwerp, Belgium under the supervision of WWW International Diamond Consultants Ltd. ("WWW"), an internationally recognized diamond valuation and consulting company. In addition to performing their own valuation, WWW showed the diamond samples to three other Antwerp based experienced rough diamond valuators in order to obtain additional market based valuations.

Diamond Valuation Results

WWW have recommended a modeled "Base Case" diamond price estimate of US$109 per carat be adopted for both of the Renard 2 and Renard 3 samples, with a "High" modeled price estimate of US$122 per carat and a "Low" modeled price estimate of US$105 per carat. WWW have further recommended a modeled base case diamond price estimate of US$69 per carat be adopted for the Renard 4 sample, with a high modeled price estimate of US$73 per carat and a low modeled price estimate of US$63 per carat.

The complete diamond valuation results are summarized as follows:

Kimberlite Sampled	Weight of Valuation Sample (Carats)*	Largest Diamonds (Carats)	Observed Average Diamond Price (US$/carat)**	"Base Case" Diamond Price Model (US$/carat)***	"High" Diamond Price Model (US$/carat)***	"Low" Diamond Price Model (US$/carat)***
Renard 2	1,589.57	15.46, 8.80, 8.42	$101	$109	$122	$105
Renard 3	2,651.17	10.15, 7.78, 6.36	$107			
Renard 4 – N. Complex Zone	2,191.73	5.92, 3.71, 3.70	$63	$69	$73	$63
All Samples	6,432.46		$91			

* Sample weights represent the total carat weight of diamonds presented for valuation following the combination of individual sub-samples and after acid cleaning.
** Taken as the average from WWW plus three other diamond valuators.
*** As determined by WWW International Diamond Consultants Ltd.

Eira Thomas stated, "These are exceptional valuation results that confirm the potential for Renard to be a producer of large, high value gems. This marks a successful culmination for the Renard bulk sample program. We are particularly encouraged by the results from Renard 2 and 3, as these bodies currently comprise the majority of the geological resource. With the expected approval of Phase 2 of the pre-feasibility study by the project partners, we are confident that the project is on track to become Québec's first diamond mine."

Diamond Price Modeling

The modeled price estimates for Renard 2, 3 and 4 represent an average diamond price in the current rough diamond market that might reasonably be expected for each kimberlite based on standard production-scale recoveries of all commercial sized diamonds. Diamond price models correct, principally,

for an absence of large diamonds which are typically under-represented at this scale of sampling. WWW assessed the Renard 2 and Renard 3 samples to be representative of the same population of diamonds in terms of diamond qualities and size distribution, and recommended one diamond price model should be adopted for both pipes. Both the Renard 2 and Renard 3 samples are characterized by the presence of large, high value gems which have a strong influence on the resultant diamond price. For Renard 2 and 3, WWW believe that it is unlikely that a diamond price of lower than US$109 per carat will be achieved in a production setting. Conversely, WWW consider the "High" modeled price of US$122 per carat to be a reasonable expectation given the continued recovery of these larger Renard gems.

The Renard 4 sample differs from the other samples in that it has an apparent relative absence of larger diamonds. Its lower modeled price estimate is principally a function of this finer diamond size distribution. Unlike the Renard 2 and 3 samples, which were collected by underground decline across the breadth of each pipe, the Renard 4 sample was collected from a single surface trench excavated within the "northern complex zone", a distinct unit of complex geology outcropping at the northern limit of the Renard 4 kimberlite. This zone carries a high diamond content and is accessible at surface, but it is not representative geologically of the bulk of Renard 4, which is comprised of a tuffisitic kimberlite breccia with affinities to the "kimb2a" tuffisitic kimberlite breccia observed in Renard 2. Hence the diamond price model obtained on the Renard 4 sample may not be representative of the majority of this kimberlite. The joint venture is currently processing an additional 400 tonne sample of Renard 4 northern complex zone material that was stockpiled during the 2006 bulk sample program. The additional diamonds recovered will assist in determining the exact nature of the Renard 4 northern complex zone diamond size distribution, and may warrant an update to the Renard 4 diamond price model.

In support of this ongoing analysis, WWW have calculated two additional model price scenarios of US$118 per carat, for Renard 4 with a diamond size distribution equal to that shown by Renard 2 and 3, and US$94 per carat, for all three kimberlites taken collectively as per their recovered samples.

Kimberlite Sampled	Observed Average Diamond Price (US$/carat)*	Base Case Diamond Price Model (US$/carat)*	Base Case Diamond Price Model assuming diamond size distribution equal to Renard 2 & 3 (US$/carat)**
Renard 4 – N. Complex Zone	$63	$69	$118
All Three Renard Samples	$91	$94	

* Taken as the average from WWW plus three other diamond valuators.
** As determined by WWW International Diamond Consultants Ltd.

Comparative Historical Data

In April 2005, a total 459 carat sample of diamonds collected by reverse circulation drilling from four separate Renard kimberlites (Renard 2, 3, 4 and 65) was valued by WWW with an observed price of US$70 per carat (Ashton Mining of Canada Inc. press release of April 26th, 2005). At this time, WWW concluded, based on the available data, that the four separate kimberlite sub-samples represented were consistent with a single population of diamonds. WWW recommended a single modeled price estimate of US$88/carat, with a high modeled price estimate of $104 per carat and a low modeled price estimate of US$74 per carat. The individual diamond valuation results for the Renard 2 and 3 bulk samples reported today, as well as result for the combined Renard 2, 3 and 4 samples, all exceed this previous valuation.

Pre-Feasibility Study

Following the receipt of the Renard bulk sample valuation results, Stornoway and SOQUEM will now review the commencement of Phase 2 of the Renard Pre-Feasibility Study. Approval to proceed is expected pending execution of the appropriate management committee resolutions. The study is being

authored by Agnico-Eagle Mines Limited (TSX: AEM, "Agnico-Eagle") and AMEC Americas Ltd. ("AMEC"). Phase 1 commenced in July (Stornoway press release of July 23rd, 2007) and has comprised preliminary geological, geotechnical, environmental and hydro-geological assessment. Phase 2 will comprise an independent NI 43-101 compliant resource calculation, a mining model, mine design, diamond plant design, capital and operating cost estimation, and financial modeling. AMEC is an international project management and services company with broad experience in the Canadian diamond mining sector. Agnico-Eagle is a leading mine developer in the province of Québec and Stornoway's largest shareholder.

Scientific and Technical Data

The diamond valuation results reported in this release were obtained during a valuation exercise undertaken in Antwerp between the 24th and 28th of September 2007. Four independent diamond valuators were employed under the supervision of WWW. The three separate Renard diamond parcels valued were recovered after the processing of kimberlite bulk samples with a 10 tph dense media separation plant owned by Stornoway (through its wholly owned subsidiary Ashton Mining of Canada Inc.) and SOQUEM in joint venture, and operated by Stornoway. Diamonds were recovered from concentrate at Stornoway's wholly owned and operated mineralogical laboratory in North Vancouver, British Columbia. Quality assurance protocols and actual operating procedures for the processing, transport and recovery of diamonds under the Renard bulk sample program, including arms-length security provisions, conform to industry standard Chain of Custody provisions and are subject to the review of AMEC, who have been contracted to provide third party accreditation for program data. The Renard bulk sample program is managed by Dave Skelton, P.Geol., Senior Project Manager. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol, Vice President, Exploration, a Qualified Person under NI 43-101.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 155 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

SOQUEM INC.

SOQUEM is a wholly-owned subsidiary of Société générale de financement du Québec ("SGF"). The SGF, the Quebec industrial and financial holding company, has as its mission to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Quebec.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact the Nick Thomas at 604-331-2271 or 1-877-331-2232

** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed October 18, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

RECEIVED
2007 SEP 15 P 1:21

TSX: SWY
SWY 07-40
October 11, 2007

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

STORNOWAY AND SHEAR DISCOVER 31 NEW KIMBERLITES AT CHURCHILL PROJECT

Stornoway Diamond Corporation (SWY:TSX) and Shear Minerals Ltd. (SRM:TSXV) today announced that a total of 31 new kimberlites have been discovered from prospecting and drilling in 2007 at the Churchill Diamond Project, Nunavut. Three of the kimberlites are interpreted to be of the high interest variety for diamonds similar to those found elsewhere on the property beginning in 2006.

Sixty-four drill-holes totaling 4,666m have been completed on the property to test new exploration targets and to define and better understand the Kahuna kimberlite.

"This year's program has been focused on better understanding the diamond content of our known kimberlite dykes; Kahuna in particular," says Shear President and CEO Pamela Strand. "We are further encouraged that ongoing exploration continues to uncover numerous new kimberlites including the high diamond potential variety that will require follow up drilling."

At Kahuna, 30 drill-holes from 18 set-ups totaling 2,333m were drilled along a tested 4.5 km strike length of the kimberlite dyke to provide a better understanding of its size and geometry. A total of 142m of kimberlite was intersected down hole, with single intercepts ranging from 0.5 to 4.6 metres and averaging 2.6m in true width. Drill core samples totaling 225 kg were also collected for micro diamond analysis to assist in grade modeling. These results together with the remaining macrodiamond counts from the Kahuna mini bulk sample (see Sept 18, 2007 press release) are expected to be available shortly.

"The first results from the bulk sampling program at Kahuna yielded a high average diamond content of 0.90 carats per tonne and this year's drilling supports our interpretation of a significant kimberlite body along the 4.5 km proven strike length," says Pamela Strand.

Also in 2007, 26 exploration targets were tested with 32 drill holes totaling 2,354m resulting in the discovery of 15 new kimberlites on the property. Three of these are interpreted as high diamond potential kimberlite dykes, occurring at the heads of three different G10 pyrope mineral trains in the Sedna Corridor and are believed to be the source of the mineral chemistry. Sample material totaling 190.4 kg was collected and sent for diamond recovery. The KD308 kimberlite (see below) accounts for 160 kg of this material. Results from the remaining material will be released when available.

Prospecting on the property resulted in 16 new kimberlite discoveries occurring as outcrop and subcrop. A total of 291 kg of kimberlite was collected in 15 to 25 kg grab samples from each new outcrop and subcrop occurrence. In addition to the outcrops and subcrops, nine unsourced kimberlite float anomalies were found. All samples will be analyzed to determine diamond potential.

Meeka kimberlite

Of particular interest is the Meeka kimberlite found from prospecting an east-west linear trend located southeast of the Jigsaw kimberlite. An area of green coloured till was sampled and nineteen diamonds were recovered from a 15kg till sample using caustic fusion. Based on interpretation from a ground geophysical grid, Meeka is an east-west trending dyke 500m in length and open in both directions. Trenching along the kimberlite was unable to establish true width but enabled the collection of a 1.8-tonne mini bulk sample for macro diamond analysis and a 100kg sample collected for microdiamond analysis using caustic fusion. Results will be released when available.

Additional work at Churchill this year included:

- High resolution geophysical surveys over all high-interest G10 pyrope corridors to assist with target identification and drilling. This consisted of ground geophysics totaling 5,000 line-km at 40m line spacing and high resolution airborne magnetics surveying using the FUGRO MIDAS system totaling 12,000 line-km at 15m line spacing to provide seamless data for follow up.
- 488 till samples taken to infill known priority areas.
- 51 auger drill holes completed in the Josephine River Corridor to trace the high-interest pyropes in the glaciofluvial sand deposits. 37 of these holes contained visible kimberlite fragments.

KD308 Diamond Results

The KD308 kimberlite, which was drilled earlier this year and reported in a May 2, 2007 press release, was interpreted to represent a kimberlite blow on a parallel structure 2.5 km east of Kahuna. A sample of 160 kg of material was collected and analyzed for diamond content. The results are tabulated below:

Sample Number	Sample Weight (kg)	0.106mm Sieve	0.15mm Sieve	0.212mm Sieve	0.3mm Sieve	0.425mm Sieve	0.6 mm Sieve	0.85mm Sieve	1.180 mm Sieve	Total
KD-308	160	10	6	4	0	0	1	0	0	21

[1] The three largest diamonds measured 1.00mm x 0.68mm x 0.58mm; 0.5mm x 0.42mmx 0.26mm; 0.38mm x 0.32mm x 0.30mm

All samples were submitted to the Saskatchewan Research Council Geoanalytical Laboratories ("SRC") accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis using caustic fusion.

The Churchill Diamond Project is owned 41.86% by Stornoway and 58.14% by Shear and is comprised of the diamond rights to more than two million acres located near the communities of Rankin Inlet and Chesterfield Inlet in the Kivalliq region of Nunavut. Work is focused on continued exploration of new promising indicator mineral trains and geophysical anomalies as well as the evaluation of four significantly diamond-bearing, vertically-emplaced kimberlite dykes (up to 4m in width) that have returned sample grades up to 2.18 carats per tonne. The 2007 field program is under the supervision of Jennifer Burgess, P. Geol., a Qualified Person under NI 43-101.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact the Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed September 25, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-39
September 25, 2007

STORNOWAY AND MOTAPA COMMENCE DRILLING AT SUA PAN PROJECT, BOTSWANA

Stornoway Diamond Corp. (SWY – TSX) and Motapa Diamonds Inc. (MTP – TSX-V) are pleased to announce that drilling has commenced on their jointly held 815,000 acre Sua Pan Project in Botswana, Africa.

The Sua Pan is a large dry lake bed situated some 50km north-northeast of the Orapa Mine on the extension of Botswana's Cretaceous kimberlite trend. Kimberlite indicator minerals are common in samples collected on the periphery of the pan, and diamonds have been recovered from five sample locations, suggesting the possibility of local kimberlite sources; however, the Pan itself is not conducive to heavy mineral prospecting techniques. Following an 11,510 line kilometre airborne geophysical survey employing the proprietary Falcon™ gradiometer/magnetometer system, Stornoway identified some forty-six targets of interest. Ground geophysical follow-up surveys were conducted on 28 of these anomalies, and between ten and twelve targets will be tested in the current drill program. Drill testing commenced in mid-September and, weather permitting, will continue into October until all of the targets are tested.

Botswana is the world's leading diamond producer by value and its mines, Jwaneng, Lethlakhane and Orapa are amongst the most profitable. The country's democratic governments have maintained three decades of record economic growth due in-part to Botswana's rich mineral resources.

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol. (NT/NU), Vice President, Exploration, a Qualified Person under NI 43-101.

Motapa Diamonds is among the leading diamond explorers in Africa and has interests in approximately 9 million hectares of diamond prospective properties located in Botswana, Gabon, Lesotho, Mozambique, Namibia and Zambia. The company also holds licenses to explore for uranium, gold and manganese in Gabon.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact the Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

FORM 51-102F3
Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Stornoway Diamond Corporation (the "Issuer")
Unit 116
980 West 1st Street
North Vancouver, BC V7P 3N4

ITEM 2. DATE OF MATERIAL CHANGE

September 19, 2007

ITEM 3. NEWS RELEASE

Issued September 19, 2007 and distributed through CCN Matthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Issuer is pleased to announce Mr. Yves Harvey has joined the Company's Board of Directors.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. EXECUTIVE OFFICER

Contact: Eira M. Thomas, Chief Executive Officer
Telephone: (604) 331-2259

ITEM 9. DATE OF REPORT

September 20, 2007

Material change report, filed September 20, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

RECEIVED

2007 SEP 15 P 1:21

TSX: SWY
SWY 07-38
September 19, 2007

YVES HARVEY APPOINTED MEMBER OF STORNOWAY BOARD OF DIRECTORS

Stornoway Diamond Corporation (TSX-SWY) is pleased to announce that Mr. Yves Harvey has joined the Company's Board of Directors.

Mr. Harvey is currently the executive director of COREM, the Quebec City based minerals industry research laboratory, a collaborative industry/government consortium. He served as president and executive director of SOQUEM (now a wholly-owned subsidiary of Société générale de financement du Québec) from 1991 until 2006. Mr. Harvey is a member of the Ordre des Ingenieurs du Quebec, the Association des Prospecteurs du Quebec, the Prospectors and Developers Association of Canada; and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"), of which he served as President in 1998-99. His educational background includes a Ph.D. in economic geology which he received from Université Laval, Quebec in 1984 and a Master's degree in geological engineering, which he obtained from Ecole Polytechnique, Montreal, in 1975. (for a more in-depth biography of Yves Harvey please go to http://www.stornowaydiamonds.com/company/management_bios/).

Catherine McLeod-Seltzer, Chairman of the Board, stated, "As part of our developing growth strategy, we are very pleased to be welcoming Yves Harvey to the Stornoway board. Mr. Harvey's extensive knowledge and experience in the Québec minerals sector will be invaluable to our Company as we work to advance our large and diversified portfolio of Canadian diamond properties that includes Renard, a development track diamond project with the potential to become Québec's first diamond mine".

Following the acquisitions by Stornoway of Ashton Mining of Canada Inc. and Contact Diamond Corporation, Stornoway has reorganized its management team, including its Board of Directors. In conjunction with the appointment of Yves Harvey as a director, Matt Manson, Bruce McLeod and Jeff Stibbard have stepped down as directors of the Corporation. Mr. Manson will continue to play a key executive role as President of Stornoway, while Mr. McLeod and Mr. Stibbard have agreed to act as ongoing technical advisors to the Corporation. Stornoway would like to thank the outgoing directors for their valuable contributions in helping Stornoway to achieve its goal of becoming one of Canada's premier, mid-tier, diamond exploration and development companies. The Board now consists of seven members.

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol. (NT/NU), Vice President, Exploration, a Qualified Person under NI 43-101.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"

For further information, please contact the Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

Eira Thomas, CEO

New release, filed September 19, 2007.

TSX: SWY
SWY 07-38
September 19, 2007

YVES HARVEY APPOINTED MEMBER OF STORNOWAY BOARD OF DIRECTORS

Stornoway Diamond Corporation (TSX-SWY) is pleased to announce that Mr. Yves Harvey has joined the Company's Board of Directors.

Mr. Harvey is currently the executive director of COREM, the Quebec City based minerals industry research laboratory, a collaborative industry/government consortium. He served as president and executive director of SOQUEM (now a wholly-owned subsidiary of Société générale de financement du Québec) from 1991 until 2006. Mr. Harvey is a member of the Ordre des Ingenieurs du Quebec, the Association des Prospecteurs du Quebec, the Prospectors and Developers Association of Canada; and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"), of which he served as President in 1998-99. His educational background includes a Ph.D. in economic geology which he received from Université Laval, Quebec in 1984 and a Master's degree in geological engineering, which he obtained from Ecole Polytechnique, Montreal, in 1975. (for a more in-depth biography of Yves Harvey please go to http://www.stornowaydiamonds.com/company/management_bios/).

Catherine McLeod-Seltzer, Chairman of the Board, stated, "As part of our developing growth strategy, we are very pleased to be welcoming Yves Harvey to the Stornoway board. Mr. Harvey's extensive knowledge and experience in the Québec minerals sector will be invaluable to our Company as we work to advance our large and diversified portfolio of Canadian diamond properties that includes Renard, a development track diamond project with the potential to become Québec's first diamond mine".

Following the acquisitions by Stornoway of Ashton Mining of Canada Inc. and Contact Diamond Corporation, Stornoway has reorganized its management team, including its Board of Directors. In conjunction with the appointment of Yves Harvey as a director, Matt Manson, Bruce McLeod and Jeff Stibbard have stepped down as directors of the Corporation. Mr. Manson will continue to play a key executive role as President of Stornoway, while Mr. McLeod and Mr. Stibbard have agreed to act as ongoing technical advisors to the Corporation. Stornoway would like to thank the outgoing directors for their valuable contributions in helping Stornoway to achieve its goal of becoming one of Canada's premier, mid-tier, diamond exploration and development companies. The Board now consists of seven members.

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol. (NT/NU), Vice President, Exploration, a Qualified Person under NI 43-101.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"

For further information, please contact the Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

Eira Thomas, CEO

Report of voting results, filed September 19, 2007.

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-37
September 18, 2007

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

STORNOWAY AND SHEAR CONFIRM HIGH COMMERCIAL DIAMOND CONTENT AT CHURCHILL'S KAHUNA KIMBERLITE

93.54 Carats Extracted From Initial 107-tonne Sample

Stornoway Diamond Corporation (SWY:TSX) and Shear Minerals Ltd. (SRM:TSXV) today announced partial results from the first phase of processing of the 400-tonne bulk sample extracted earlier this year from the Kahuna kimberlite dyke on the Churchill Diamond Project, Nunavut. From an initial 106.6 dry tonnes, 3,239 diamonds greater than 0.85mm were recovered yielding 93.54 carats with the three largest diamonds weighing 1.39, 1.19 and 0.73 carats. Preliminary observation describes the majority of the diamonds as white and colorless with a good population of octahedrons.

"These initial results clearly demonstrate the potential for the Kahuna kimberlite dyke," says Shear President and CEO Pamela Strand. "While these numbers represent only a glimpse into partial results of the ongoing processing, we are encouraged by the diamond content and diamond quality."

The current bulk sampling at Kahuna is aimed at establishing a preliminary diamond content and providing a preliminary assessment of diamond value. It is anticipated that once all 400 tonnes of kimberlite material has been processed the complete parcel of recovered diamonds will proceed to an independent valuation exercise.

Today's diamond results are the first to be processed from the southernmost of three surface samples collected by trenching along the strike length of the Kahuna kimberlite dyke in March and April of 2007. The sample diamond content of 0.88 carats per tonne (cpt) is based on diamonds recovered on a 0.85 mm sieve size or larger (using a square mesh). The Kahuna kimberlite is a 3.5m to 4m wide vertical kimberlite dyke that trends for more than 5.5km based on geophysical interpretation.

Sample	Dry Weight (tonnes)	Diamond content - Stones >0.85 mm (cpt[1])	Weight of Diamonds Recovered >0.85 mm (carats)	Number of stones >0.85 mm	0.85 mm Sieve	1.18 mm Sieve	1.70 mm Sieve	2.36 mm Sieve	3.35 mm Sieve
Kahuna – Sample 2	106.57	0.88	93.54	3,239	1,609	1,374	203	40	13

[1] carats per tonne

Sample results are based on the recovery of diamonds by dense media separation (DMS) at Kennecott Canada Exploration Inc.'s independent processing plant in Thunder Bay, ON, using a 1 mm square mesh bottom cut off. No crushing of Kahuna Sample 2 was required as the kimberlite was pervasively clay altered. A 950.7 kg heavy mineral concentrate was generated and then passed through an x-ray sorter and picked for diamonds. Diamonds were also recovered during an audit of the magnetic fractions and x-ray rejects resulting in the treatment of these fractions by caustic fusion analysis.

Preliminary observation describes the majority of the diamonds as clear, colorless to white with a good population of octahedrons. For photographs of the diamonds please visit www.shearminerals.com. Detailed descriptions and classification of the diamonds will be conducted by Mineral Services Canada in the coming weeks in order to fully categorize the diamond populations and to identify any potential diamond breakage. A full audit will be conducted on tailings from each of the three subsamples to assess plant performance and potential under-recovery of diamonds.

Crushing of the remaining 270 tonnes of kimberlite from this year's 400-tonne mini-bulk sample of Kahuna has been completed and heavy mineral separation is currently underway at Kennecott's DMS facility with results expected within the next month.

The Churchill Diamond Project is owned 41.86% by Stornoway and 58.14% by Shear Minerals, who is the operator. The property is comprised of the diamond rights to more than two million acres located near the communities of Rankin Inlet and Chesterfield Inlet in the Kivalliq region of Nunavut. Work is presently focused on continued exploration of new promising indicator mineral trains and geophysical anomalies as well as the evaluation of four significantly diamond-bearing, vertically-emplaced kimberlite dykes (up to 4m in width) that have returned sample grades of up to 2.18 carats per tonne. The 2007 field program is under the supervision of Jennifer Burgess, P. Geol., a Qualified Person under NI 43-101.

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol. (NT/NU), Vice President, Exploration, a Qualified Person under NI 43-101.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact the Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

Management's Discussion and Analysis ("MD&A") in respect of Q1 Financials, filed September 14. 2007.

stornoway
DIAMOND CORPORATION

Suite 860 - 625 Howe Street
Vancouver BC V6C 2T6 Canada
Tel: 604.331.2259 Fax: 604.689.5041

September 19, 2007

Stornoway Diamond Corporation

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general meeting of Stornoway Diamond Corporation (the "**Issuer**") held on September 11, 2007.

The report on the voting results is as follows:

1. Election of Directors

By a vote of show of hands, the following persons were elected as directors of the Issuer until their term of office expires:

Catherine McLeod-Seltzer
Yves Harvey
Eira Thomas
Peter Nixon

2. Appointment of Auditors

By a vote of show of hands, PricewaterhouseCoopers LLP was appointed as auditor of the Issuer for the ensuing year.

3. Auditors' Remuneration

By a vote of show of hands, the directors were authorized to fix the auditors' remuneration.

4. Amendment of Stock Option Plan

By a vote of show of hands, the Stock Option Plan of the Issuer has been amended to (i) increase the maximum number of shares available for issuance to 19,884,107 shares representing 10% of the Issuer's issued capital as at August 10, 2007; and (ii) to provide that the 636,500 options that were exercised under the Plan be again made available for grant under the Amended Plan such that the number of shares reserved for issuance under the Amended Plan will be 19,884,107.

5. Approval of Amendment Provision of Stock Option Plan

By a vote of show of hands, the amendment provisions of the Stock Option Plan have been approved to read:

"The Directors may from time to time in the absolute discretion of the Directors amend, modify and change the provisions of the Plan and options granted under the Plan, without obtaining approval of shareholders to:

a) make amendments of a clerical or typographical nature;
b) change vesting provisions;
c) change termination provisions for an Insider provided that the Expiry Date does not extend beyond the original Expiry Date;
d) change termination provisions beyond the original Expiry Date of an option for a participant who is not an Insider, subject to the maximum term allowable under the policies of the TSX;
e) reduce the exercise price of an option for a participant who is not an Insider; and
f) make any other amendments of a non-material nature which are approved by the TSX."

STORNOWAY DIAMOND CORPORATION

Per: *"Brenda R. Nowak"*

Brenda R. Nowak, Corporate Secretary

New release, filed September 18, 2007.

Form 51-102F1
Interim Management Discussion and Analysis[1]
For
Stornoway Diamond Corporation
("Stornoway" or the "Company")

Containing Information up to and including September 13, 2007

OVERALL PERFORMANCE

Stornoway has a highly diversified and prospective diamond property portfolio, largely focused in Canada, that includes Renard, a development track diamond project with the potential to become Quebec's first diamond mine, three advanced projects in eastern Nunavut at the minibulk sampling stage and several early stage grass roots projects throughout Canada in geologically prospective, underexplored regions. Stornoway's strategy is to capitalize on near-term, small to medium sized diamond mining opportunities to build a growth oriented company that succeeds in the practical business of mining and selling rough diamonds, while at the same time, remains exposed to significant upside through exploration. The rough diamond market continues to strengthen in the face of tightening supply and Stornoway is well positioned to add diamond resources from existing projects and further acquisitions as new opportunities are identified. Subsequent to the successful conclusion of concurrent takeover bids for Ashton Mining of Canada Inc. ("Ashton") and Contact Diamond Corporation ("Contact") in January 2007, Stornoway has added depth and expertise to its management and technical teams as a result of the amalgamation. The Company now benefits from experience at each stage of the diamond pipeline from exploration through development and marketing.

Stornoway's current property portfolio comprises some 34 active properties representing approximately 12.88 million acres that can be roughly subdivided into 0.40 million acres of 'development' stage projects (the Renard Property), 5.04 million acres of 'advanced' exploration properties (Aviat, Churchill, Qilalugaq and Timiskaming) and 7.44 million acres of 'early stage' projects (Botswana, Blackstone, Pikoo, etc.). Collectively these properties encompass some 124 known kimberlite bodies.

---

[1] **Note to Reader**

The following management discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the interim unaudited consolidated financial statements for the three months ended July 31, 2007 and the audited, consolidated financial statements of the Company for the year ended April 30, 2007, together with the notes thereto. These financial statements have been prepared in Canadian funds in accordance with Canadian generally accepted accounting principles.

Forward-Looking Information

This MD&A contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made based on information currently available to management. When used in this MD&A, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company's exploration properties. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

Stornoway operates exploration programs on its development stage projects, three of the four advanced projects and the majority of the early stage projects. Highlights of the three months ended July 31, 2007 and the period shortly thereafter include:

- The recovery of 6,497 carats from the diamond recovery phase of the Renard bulk sample program which will be valued in an independent, open market value exercise in Antwerp in September;
- Commencement of pre-feasibility study work, designed to evaluate potential mining scenarios at the Renard project in north-central Quebec, with the engagement of AMEC Americas Ltd. ("AMEC") and Agnico-Eagle Mines Ltd. ("Agnico-Eagle");
- Acquisition of half of BHP Billiton Diamond Inc.'s 12.5% interest in the Churchill property thereby increasing Stornoway's interest in the property to 41.86%;
- Monetization of a non-core exploration asset with the sale of Stornoway's 45% interest in the Buffalo Head Hills project in north-central Alberta for cash consideration of $15 million and common shares with a fair value of $1.9 million at closing;
- Initiation of a new joint venture on the Itza property, Nunavut;
- Commencement of an aggressive exploration program of $23 million on 20 of Stornoway's diamond projects. Key components of this exploration program include a mini-bulk sample program at Churchill, drilling at Aviat and early stage exploration on prospective properties throughout Canada;

RESULTS OF OPERATIONS

The Company's net loss for the three months ended July 31, 2007 (the "**Current Period**") of $4.7 million (a loss of $0.02 per share) was slightly larger than the loss of $4.4 million ($0.05 loss per share) for the three months ended July 31, 2006 (the "**Comparative Period**"). During the Current Period, the Company incurred a non-cash loss on the sale of a property interest totaling $5.5 million ($3.7 million net after taxes) and resource property write-offs of $121,000. In the Comparative Period, resource property write-offs totaled $4.0 million. Administrative expenses almost doubled during the Current Period, which is a reflection of the Company's larger size following the acquisition of Ashton and Contact in the prior year (results of operations for Ashton and Contact are included from September 20, 2006 forward). The most significant increases were for professional fees related to legal, accounting and consulting (Current Period - $188,000; Comparative Period - $26,000); office and sundry expense also increased due to the larger size of the Company (Current Period - $139,000; Comparative Period - $68,000); regulatory and shareholder communications expense reflects an increase in the shareholder base (Current Period - $114,000; Comparative Period - $73,000) and salaries and benefits reflects an increase in non-exploration personnel, also as a result of the acquisitions (Current Period - $290,000; Comparative Period - $72,000).

Assets decreased from $226.1 million at the April 30, 2007 year-end to $220.4 million at July 31, 2007. Capitalized resource property costs decreased from $194.0 million to $183.3 million at July 31, 2007 due primarily to the sale of the Company's 45% interest in the Buffalo Head Hills property in Alberta. The sale of this non-core exploration asset realized cash of $15.0 million and 6,031,363 common shares of Diamondex Resources Ltd. ("Diamondex") which had a fair value at the time of receipt of $1.9 million. The Company's cash and cash equivalents increased during the Current Period, from $21.5 million to $25.8 million as at July 31, 2007 due to the sale of the Buffalo Head Hills property interest. Cash and cash equivalents includes approximately $6.1 million that must be spent on Canadian Exploration Expense ("CEE") before December 31, 2008. The Company's current liabilities decreased from $7.5 million at April 30, 2007 to $4.6 million at July 31, 2007 as the Company had fewer liabilities outstanding with respect to the acquisitions of Ashton and Contact.

EXPLORATION UPDATE

Stornoway's material mineral properties are (i) the Foxtrot Property in the Otish Mountains located in Québec, Canada; (ii) the Aviat One Property on the Melville Peninsula located in Nunavut, Canada; and (iii) the Churchill Property located in Nunavut, Canada. The following discussion is an update to disclosure in documentation filed with regulatory agencies and available for viewing under Stornoway's profile on the SEDAR website at www.sedar.com.

Foxtrot Property – Renard Kimberlitic Bodies, Quebec

The Foxtrot Property, containing the Renard cluster of kimberlite bodies, is a 50/50 joint venture between Stornoway's wholly-owned subsidiary Ashton, and SOQUEM Inc.'s ("SOQUEM") wholly-owned subsidiary, Diaquem. Ashton is the project operator. Since 1996, Ashton and SOQUEM have evaluated an area of more than 400,000 square kilometres of the eastern Archean Superior craton. Exploration conducted by the joint venture has resulted in the discovery of a new field of kimberlitic intrusions on the Foxtrot property, notably the Renard cluster of kimberlitic bodies, and a nearby system of kimberlitic dykes, the Lynx-Hibou dykes. Ashton and SOQUEM have completed an advanced stage bulk sample program at the Foxtrot property and recovered 6,497 carats of diamonds from three kimberlite pipes. This diamond parcel will undergo a diamond valuation exercise during the fall of 2007, the results of which will be utilized in a subsequent National Instrument ("NI") 43-101 compliant mineral resource calculation and pre-feasibility study to be completed within the first three months of 2008. Pending the results of this program of work, the Foxtrot property has the potential to host Quebec's first diamond mine.

Bulk Sample Program Update and Status

The bulk sample program completed during the summer of 2007 comprised the collection of a cumulative 10,000 tonne sample from Renard 2, 3 and 4. A total of 6,497 carats were recovered from 6,036 dry tones of processed kimberlite, an amount sufficient to create a parcel of diamonds for a market valuation exercise. The Company and SOQUEM are also proceeding with an additional program of reverse circulation and core drilling on the Renard 9 kimberlite. This work is being conducted in accordance with a work program and budget approved by the joint venture partners in 2006 and subsequently modified in 2007 to allow for the completion of the bulk sample program, the completion of a subsequent pre-feasibility study and related exploration activities. In addition to the bulk sample work, the 2007 program and budget has provision for additional exploration surface sampling, geophysics, target testing and the extraction of a 500 tonne mini-bulk sample from the Lynx kimberlite dyke.

During 2006 the joint venture collected approximately 2,400 tonnes of kimberlite material by trenching at an exposed outcrop at the northern end of Renard 4. Starting in November 2006, the joint venture also collected approximately 4,000 tonnes from each of Renard 2 and 3 by an underground decline that required a total of 750 metres of excavation. Underground sampling work was completed in February 2007.

For the Renard bulk sample program, individual kimberlite samples were prepared through a primary jaw crusher prior to introduction to the 10 tph dense media separation ("DMS") plant. To facilitate production of a heavy mineral concentrate, -20mm material is fed directly into the DMS and +20mm material is reduced through a secondary cone crusher set at 10mm. DMS coarse reject "floats" are re-crushed to -6mm and re-circulated through the DMS. Following delivery to North Vancouver, the resultant DMS concentrate was then processed twice through x-ray sorter equipment to generate a final concentrate which was hand sorted to extract diamonds. A grease table finish was used to recover diamonds from all x-ray sorter rejects. All sub-samples from the Renard 2, 3 and 4 kimberlites include diamonds recovered from (a) two x-ray sorter passes and (b) the grease table recovery circuit. Diamond recovery reported pertains only to stones retained on a +1 DTC screen, approximately equivalent to a 0.85mm square mesh screen. However, the bottom cut-off screen sizes used on the DMS will result in under-recovery of smaller diamonds and will not allow a direct comparison with previously reported diamond contents.

As part of Stornoway's ongoing QA/QC program, DMS tails, concentrate residues and other materials are also subject to audit. Any significant changes to the recovered diamond grades provided will be reported when available. The Renard bulk sample program is managed by Dave Skelton, P.Geol., Senior Project Manager. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol., Vice President,

Exploration, a Qualified Person under NI 43-101. Quality assurance protocols and actual operating procedures for the processing, transport and recovery of diamonds under the Renard bulk sample program, including arms-length security provisions, are subject to the review of AMEC who have been contracted to provide third party accreditation for program data.

Reader's Note: Recovered diamond content from individual sub-samples, and the complete Renard 2, 3 and 4 samples, does not conform to the definition of a "mineral resource" grade established by NI 43-101. Stornoway is in the process of establishing detailed geological models for each of the Renard kimberlites to be utilized in a subsequent NI 43-101 compliant resource calculation. As a component of this work, individual geologic units observable within the pipes will be reconciled with diamond recovery information.

Complete diamond recovery results from the Renard bulk sample program are now as follows:

Kimberlite Pipe	Dry Weight (tonnes)	Stones (retained on +1 DTC screen)	Carats (retained on +1 DTC screen)	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
Renard 2 - Kimb2a	1,778.3	7,250	857.83	48	4.90, 4.47, 4.27
Renard 2 - Kimb2b	670.5	6,534	744.15	111	15.46, 8.80, 8.42
Renard 3	1,928.6	25,682	2,681.40	139	10.15, 7.78, 6.36
Renard 4	1,658.9	22,451	2,213.29	133	5.92, 3.71, 3.70
Total	**6,036.4**	**61,917**	**6,496.66**	**108**	**Total**

[1] The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location/size of the samples and processing parameters
[2] Carats per hundred tonnes

Renard 2 returned a total of 1,602 carats of diamonds from 15 separate sub-samples with a combined dry sample weight of 2,449 tonnes. Diamond recovery from individual sub-samples varied between 26 carats per hundred tonnes (cpht) and 144 cpht for stones retained on a +1 DTC screen, with the largest diamond weighing 15.46 carats. Complete Renard 2 diamond data, after utilizing both x-ray sorter and grease table recovery circuits, are as follows:

Sub-Sample	Dry Weight (tonnes)	Stones (retained on +1 DTC screen)	Carats (retained on +1 DTC screen)	Diamond Content[1] (cpht)[2]	Largest Diamond (carats)
R2-2004	140.4	512	58.17	41	4.47
R2-2005	157.4	495	68.47	43	3.04
R2-2006	140.4	461	60.62	43	4.27
R2-2007	184.8	946	125.08	68	4.90
R2-2008	144.2	573	70.98	49	3.89
R2-2009	163.7	505	53.01	32	2.51
R2-2010	138.9	347	36.07	26	3.18
R2-2011	210.6	981	106.53	51	2.08
R2-2016	146.9	559	62.98	43	2.09
R2-2017	193.4	742	92.31	48	2.78
R2-2103	157.6	1,129	123.64	78	2.61

Sub-Total, Kimb2a Samples[3]	*1,778.3*	*7,250*	*857.83*	*48*	
R2-2104	183.9	1,691	202.75	110	15.46
R2-2105	162.3	2,066	233.64	144	8.42
R2-2108	154.8	888	97.44	63	3.23
R2-2109	169.5	1,889	210.32	124	2.61
Sub-Total, Kimb2b Samples[3]	*670.5*	*6,534*	*744.15*	*111*	
Total	**2,448.9**	**13,784**	**1,601.98**	**65**	

[1] The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location/size of the underground samples and processing parameters
[2] Carats per hundred tonnes
[3] Based on predominant kimberlite lithology sampled

The fifteen individual samples from Renard 2 reported above were collected by underground decline 55m below surface at the 455m level. Underground mapping has outlined several coherent geological units, including two distinct fragmental kimberlite breccias units, hypabyssal kimberlite in the form of dykes, a hypabyssal kimberlite breccia, and country-rock dominated contact breccias marginal to the pipe. Distinct diamond contents are apparent within the two fragmental breccia units (typical tuffisitic kimberlite breccia to tuffisitic transitional kimberlite breccia), referred to as kimb2a ("Blue") and kimb2b ("Brown") kimberlite. Sub-samples 2004 to 2103 sampled predominantly kimb2a and returned a weighted average diamond content of 48 cpht. Sub-samples 2104 to 2109 sampled predominantly kimb2b and returned a weighted average diamond content of 111 cpht.

Complete Renard 3 diamond data, after utilizing both x-ray sorter and grease table recovery circuits, are as follows:

Sub-Sample	**Dry Weight (tonnes)**	**Stones (retained on +1 DTC screen)**	**Carats (retained on a +1 DTC screen)**	**Diamond Content [1] (cpht)[2]**	**Largest Diamond (carats)**
R3-3002 [3]	59.7	686	74.10	124	4.13
R3-3006 [3]	122.0	2262	220.45	181	2.50
R3-3008 [3]	235.5	3212	351.72	149	7.78
R3-3012	222.4	3268	316.95	143	3.62
R3-3014	169.1	2132	236.68	140	3.62
R3-3016	176.2	1392	187.20	106	6.36
R3-3018	149.2	1079	136.24	91	4.26
R3-3020	168.4	1118	142.39	85	2.43 [4]
R3-3102	155.4	2389	248.26	160	3.12
R3-3104	163.1	1315	127.21	78	2.28
R3-3107	164.2	3847	365.68	223	10.15
R3-3109	143.4	2982	274.52	191	2.28
Total	**1928.6**	**25682**	**2681.40**	**139**	

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including the location/size of the underground samples and processing parameters

[2]Carats per hundred tones

[3]Preliminary results for sub-samples R3-3002, 3006 and 3008 were previously disclosed in a Stornoway Press Release dated May 17, 2007

[4] 3.16 carats if a two piece broken stone (2.12ct and 1.04 ct) is reassembled

The twelve individual samples from Renard 3 reported above were collected by underground decline 55m below surface at the 455m level. Underground mapping has outlined six geological units, comprised of four fragmental

kimberlite breccias (typical tuffisitic kimberlite breccia to tuffisitic transitional kimberlite breccia), a hypabyssal kimberlite breccia, and a hypabyssal kimberlite with coarse olivine. Variations in diamond content are apparent between these geological units, with the slightly elevated diamond contents corresponding to the hypabyssal kimberlite with coarse olivine (223 cpht in sample 3107) and the hypabyssal kimberlite breccia (191 cpht in sample 3109). Diamond content of the fragmental breccias varies from 78 cpht to 181 cpht, with a weighted average of 125 cpht.

Complete Renard 4 diamond data, after utilizing both x-ray sorter and grease table recovery circuits, are as follows:

Sub-Sample	Dry Weight (tonnes)	Stones (retained on +1 DTC screen)	Carats (retained on +1 DTC screen)	Diamond Content[1] (cpht)[2]	Largest Diamond (carats)
R4-4001	366.0	3,674	368.41	101	3.71
R4-4002	459.4	6,179	607.98	132	5.92
R4-4004	233.4	1,901	187.09	80	2.56
R4-4005	509.6	9,708	938.20	184	3.70
R4-4006	90.6	989	111.57	123	2.18
Total	**1,659.0**	**22,451**	**2,213.25**	**133**	

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location/size of the samples and processing parameters.

The five individual sub-samples from Renard 4 reported above were collected from a trench developed upon a northern, "complex" zone of the pipe, which is exposed close to the surface under a thin till cover. Previous sampling of this zone had indicated that it was comprised of higher grade material than the rest of Renard 4, and presented an opportunity to collect a sample of diamonds large enough for a statistically meaningful diamond valuation. Mapping within the trench has outlined several geological units within this zone, including a tuffisitic kimberlite breccia, hypabyssal kimberlite dykes, country rock breccias and granite. Only the tuffisitic kimberlite breccia and the hypabyssal kimberlite were sampled. Delineation drilling suggests the complex zone has a depth extent of at least 188 and has the potential to contribute a meaningful proportion of high grade kimberlitic material within a Renard 4 resource model.

On July 23, 2007, the Company reported that AMEC and Agnico-Eagle had been engaged to prepare a comprehensive Pre-Feasibility study on potential mining scenarios at Foxtrot. The Pre-Feasibility study will comprise two phases. Phase one will include preliminary geological, geotechnical, environmental and hydrogeological assessment. Phase two will comprise the independent NI 43-101 compliant resource calculation, a mining model, mine design, diamond plant design, capital and operating cost estimation, and financial modeling. Phase 1 work has already commenced, with the commencement of Phase 2 dependent upon joint venture approval following the receipt of final bulk sample diamond recovery and valuation results.

Aviat Property, Nunavut

The Company's interest in the 2.5 million acre Aviat Property is governed by a joint venture agreement with BHP Billiton and Hunter. Initially, the Company held a 70% interest in the property, BHP Billiton held a 20% interest and Hunter held a 10% carried interest. Stornoway is the Operator. BHP Billiton chose not to participate for its share of the 2006 and 2007 Aviat Property exploration programs. As a consequence of this election, Stornoway's interest on the Aviat Property will increase to approximately 74.1% once all expenditures associated with the 2006 program have been incurred, Hunter's interest remains at 10%, and BHP Billiton's interest has decreased to approximately 15.9%.

Stornoway's 2007 field program on the Aviat Project commenced in early May under a budget of $2.75 million. Exploration activities have focused on discovering the source of the 'northern' mineral anomaly as well as testing the continuity/surface projection of the other Aviat bodies outlined by work in 2006. Drilling began in mid-May and finished in mid-August. Sampling (both till and rock) and prospecting was initiated when the snow cover had melted sufficiently and ran for the duration of the program, finishing in late August.

A new kimberlite pipe, known as AV9, was discovered from drilling in mid-August and represents the third pipe-like body identified within Aviat's Tremblay Corridor where a total of eleven significantly diamondiferous kimberlites have now been identified. AV9 lies four kilometers east-southeast of the diamondiferous AV1 kimberlite pipe, which previously returned a diamond content of 0.83 carats per tonne (SWY Press Release of October 21, 2004).

AV9 is situated along the same regional structural feature that hosts the AV1 kimberlite, and which is believed to have influenced emplacement of the other Aviat kimberlite pipes and sheets. Approximately 262 meters of kimberlite core from the AV9 body have been recovered from four drill holes. Most of this material came from the first three holes on the body (331 meters total drilling); the fourth hole (26 meters total drilling) could not be completed because of regulatory time constraints with the drill contractor. Preliminary field logging describes AV9 as a transitional kimberlite pipe, containing both macrocrystic hypabyssal and transitional hypabyssal breccia phases. Indicator minerals and mantle nodules have been visually identified within the core. Kimberlite was intersected within a horizontal area measuring approximately 60 x 60 meters, and to a vertical depth greater than 100 meters, but neither the lateral nor vertical extent of AV9 are known at the present time. The third and fourth holes collared through approximately 15 meters of overburden directly into hypabyssal kimberlite. Approximately 422 kg of split core from AV9 has been submitted for caustic fusion to establish preliminary diamond content and results will be reported when available. Due to weather and logistical considerations, drilling will not recommence until the spring of 2008.

Stornoway's 2007 field program has also helped to further delineate and extend a series of stacked, flat lying kimberlite sheets up to approximately 7 m thick, significantly enhancing the tonnage potential at Aviat. In addition to the discovery of the AV9 pipe, Stornoway also successfully:

- completed 45 diamond drill holes for a total of 4,828 m of core
- intersected kimberlite in 36 of the 45 holes
- obtained consistent kimberlite intersections within a 1.5 km^2 area of the Eastern Sheet Complex
- submitted 419 kg of drill core from the Eastern Sheet Complex for caustic fusion
- collected over 70 tonnes of kimberlite from three Aviat kimberlites for macrodiamond recovery through a DMS plant:
    - 44.6 tonnes from the AV1 kimberlite
    - 27.4 tonnes from the AV2 kimberlite
    - 2.05 tonnes from the AV8 kimberlite
- collected 1,177 till samples for indicator mineral processing
- acquired more than 600 other surface samples for future work

Drilling activities in 2007 focused on the Eastern Sheet Complex, previously thought to comprise eight kimberlite sheets. Current interpretation suggests that the AV2 Lower, AV6, AV7, AV7E and certain other intersections belong to a single, sheet-like kimberlite body (AV267). This sheet presently extends over approximately 2km strike length with a true thickness of about 3m (ranging from 2.5 to 4.0m) in most areas. The sheet appears to thicken from northeast to southwest, achieving widths of up to 7m. Assuming the interpretation above is correct, and with

reference to previously reported mini-bulk sample results from individual surface occurrences (see AV67 results in press release dated October 11, 2006), this sheet has a preliminary diamond content of approximately 0.86 carats per tonne (based on diamonds >0.85 mm square sieve). The other stacked kimberlites of the Eastern Sheet Complex (AV2 Upper, AV3, AV5, AV8 Upper, AV8 Middle and AV8 Lower) were not tested by the 2007 drill program.

Three roughly rectangular and contiguous 'blocks' of kimberlite within the AV267 sheet have been tested with an irregular drill pattern. The first block (9 holes in kimberlite), tested over a strike length of about 900m and down dip for about 350m, represents a body striking at about 100 degrees and dipping about 8 degrees to the southwest. The second block (tested by some 12 holes that intersected kimberlite), has a strike of 800m and a down dip extension of about 500m. This block strikes at 065 degrees and dips 8-10 degrees to the southeast. Both of these 'blocks' are open down dip. To the east, a third block of kimberlite (contiguous with the other two, and with a 065 degree strike and 8-10 degree southeast dip) has been intersected over an area of about 800x400m - drilling here suggests the sheet pinches out both along strike and down dip. Changes in strike/dip of the blocks are currently attributed to flexures or 'roll-overs' of the kimberlite sheet following reasonably predictable zones of pre-existing weakness within the gneissic host rocks. A 3m thick sheet-like kimberlite body was also intersected on the west side of the regional fault that hosts the AV1 and AV9 kimberlites, and which is believed to have influenced emplacement of the other Aviat kimberlite pipes and sheets. This 3m intersection occurs some 50m deeper than the sheet on the east side of the fault (possibly as a function of 'stepping' up/down across the fault during emplacement) and requires additional drilling to determine the lateral extent.

The Company believes that the continuity of the eastern stacked kimberlite sheets, coupled with the discovery of the AV9 pipe and the presence of other unsourced indicator mineral anomalies within the Tremblay Corridor, demonstrates the potential for both significant tonnage and continued exploration success at the Aviat Project. The Company intends to use diamond results from the current caustic fusion and mini-bulk sampling work will help to further evaluate the project's economic potential and to define its exploration objectives for the 2008 field season.

Churchill Property, Nunavut

The Company acquired a 35% interest in the diamond rights to the Churchill Property pursuant to a letter agreement dated June 13, 2002 by incurring $750,000 in exploration expenditures and issuing 300,000 common shares of the Company to Hunter. The Churchill Property is now held under the terms of a joint venture agreement dated August 1, 2004, among the Company, BHP Billiton and Shear Minerals Ltd. ("**Shear**"). The Churchill Property is subject to a 2% GOR/NSR in favour of Hunter.

In April 2007, Shear and Stornoway entered into an agreement to acquire the 12.5% Churchill property interest owned by BHP Billiton. Under the terms of the purchase agreement dated April 20, 2007, Shear and Stornoway each acquired 50% of the BHP Billiton interest for the sum of $4 million each, paid by $1.25 million cash and the issuance of common shares valued at $2.75 million at the date of the agreement. The transaction closed July 17, 2007; Stornoway issued 2,200,000 common shares with a fair value at the time of issuance of $2,134,000 and made a cash payment of $1,250,000 for its 6.25% share of BHP Billiton's interest. As a result, Shear and Stornoway now own a 58.14% and 41.86% interest, respectively in the project.

The Churchill Property comprises approximately 1.2 million acres located near the community of Rankin Inlet in the Kivalliq Region of Nunavut, Canada. Mineral rights to any non-diamond commodities within the Churchill Property have been held by an unrelated company (Kaminak Gold Corp.) since November 2005.

A budget of $8.5 million was approved for the 2007 exploration season and includes plans for the minibulk sampling of up to 500 tonnes of kimberlite from the Kahuna and Notch diamondiferous dikes. Other plans include snowmobile ground geophysics to collect detailed magnetic data at 40m line spacing within corridors of high interest G10 chemistry, ongoing exploration drilling to find the source of 17 pyrope dispersion trains, ongoing till sampling and prospecting throughout the summer season, structural study and interpretation and ongoing environmental baseline data collection.

Mobilization of the 40 person Sedna Camp commenced in April of 2007 and on May 02 it was announced that a 400 tonne sample of the Kahuna kimberlite had been extracted with the intention of recovering a minimum 200 carat parcel of diamonds for preliminary valuation. Reporting of diamond results are anticipated in the early fall. Heavy

mineral separation of an initial 150 tonnes of kimberlite from this year's 400-tonne mini-bulk sample of Kahuna was completed at Kennecott Canada Exploration Inc.'s ("KCEI")'s Thunder Bay, Ontario based DMS facility in early August 2007. A total net weight of 950.1 kg of heavy mineral concentrate will be fed through an x-ray sorter to recover all commercially-sized diamonds greater than 0.85mm on a square mesh sieve. Tailings will be audited and the results reported once received. The balance of the 400-tonne mini bulk sample is currently being shipped to Thunder Bay for processing.

Exploration drilling in late April intersected a new kimberlite, KD308. Two holes were drilled into the target. Both intersected kimberlite that is interpreted to represent a possible kimberlite blow with a true width of about 23 metres situated along a prominent structure that parallels the Kahuna trend, some 2.5 kilometres to the east. Representative samples have been sent for petrographic analysis by Mineral Services Canada. A total of 160kg of split core from both holes has also been shipped to the Saskatchewan Research Council for microdiamond recovery with results due in the fall of 2007.

In August 2007, the Company and Shear recovered additional macrodiamonds from an audit of the tailings material from the 2006 Jigsaw, PST003, Notch and Kahuna mini bulk samples. An additional 31 diamonds representing 1.74 carats were recovered from the tailings of the four kimberlites, including a 0.44 carat diamond from Jigsaw. As a result of the audit, diamond content for the four kimberlites as reported on February 12, 2007, has increased from 0.69 carats per tonne (cpt) to 0.82 cpt for Notch; 0.39 cpt to 0.49 cpt for Jigsaw; 1.09 cpt to 1.11 cpt for Kahuna, and 2.04 cpt to 2.18 cpt for PST003. The diamond content of Notch North remains unchanged (see table below for details).

The primary goal of the audit work was to determine the efficiency of the primary processing circuit applied to the 2006 mini bulk samples. The original samples were processed by DMS at De Beers' Processing plant in Grande Prairie, AB after an initial 8.0 mm primary crush using a jaw crusher. Sample concentrates were finished by caustic fusion at the Saskatchewan Research Council Geoanalytical Laboratories.

All tailings from the 2006 sampling of Kahuna, PST003, Notch and Jigsaw kimberlite dykes were processed at KCEI's DMS facility in Thunder Bay, Ontario. Tailings underwent an initial pass through the DMS circuit to produce a heavy mineral concentrate which was then subjected to a magnetic separation through an Eritz magnetic separator. The non-magnetic fraction was picked for diamonds. The +4mm tailings were then subjected to a re-crush using a high-pressure roll crusher, and this material was then run through the DMS as a separate batch, and treated as described above.

By reprocessing the kimberlite tailings through a second DMS facility, Shear was aiming to establish firstly, the presence of possible locked diamonds (those that were not liberated by the original crushing circuit and remain trapped in kimberlite); and secondly, if any "free" diamonds were missed by the original DMS circuit. The Notch kimberlite returned the highest number of additional stones (20) weighing approximately 0.64 carats. The Notch kimberlite sample appeared generally harder than the others, and it is likely that initial processing did not result in a full liberation of diamonds. A total of six diamonds were recovered from the Jigsaw kimberlite for a total weight of 0.54 carats, including one large 0.44 carat diamond which accounted for 80% of the additional carats recovered at Jigsaw.

The results of the tailings audit are summarized in the following two tables.

Results of tailings audit of 2006 mini-bulk sample as at August 1, 2007:

Kimberlite	Weight of Tails Audited (kg)	Weight of Diamonds Recovered (carats) (+0.85mm)	Number of Locked Stones	Number of total stones >0.85 Mm	0.85 mm Sieve	1.18 mm Sieve	1.70 mm Sieve	2.36 mm Sieve	3.35 mm Sieve
Notch	3,732	0.64	19	20	9	9	1	1	0
Jigsaw	3,236	0.54	4	6	3	2	0	0	1

Kahuna	833	0.08	0	5	3	2	0	0	0
PST003	2,688	0.48	3	6	1	1	4	0	0
Notch North	99	0.00	0	0	0	0	0	0	0

Updated sample diamond contents for 2006 mini-bulk samples:

Kimberlite	Original Sample Weight Dry (tonnes)[1]	Original Sample Grade Carats per tonne (+0.85mm)[1]	Weight of Diamonds Initially Recovered (carats) (+0.85mm)[1]	Weight of Diamonds Recovered in Audit (carats) (+0.85mm)	Total Weight of Diamonds in Sample (carats) (+0.85mm)	New Sample Grade Carats per tonne (+0.85mm)
Notch	4.93	0.69	3.39	0.64	4.03	0.82
Jigsaw	5.15	0.39	1.99	0.54	2.53	0.49
Kahuna	3.13	1.09	3.40	0.08	3.48	1.11
PST003	3.55	2.04	7.24	0.48	7.72	2.18
Notch North	0.5	0.8	0.80	0	0.8	0.80

[1] As per February 12, 2007 news release.

Qilalugaq Property, Nunavut

The 1.04 million acre Qilalugaq Project is located in eastern Nunavut immediately north of the community of Repulse Bay and is covered by terms of an option agreement between Stornoway and BHP Billiton. Stornoway can earn 50% in the project from BHP Billiton by spending $9 million before December 31, 2011. The property hosts 16 kimberlites, including the 14 ha Q1-4 bodies, currently the largest known kimberlite in the eastern Arctic and the subject of a previous large scale sampling program by BHP Billiton.

During the recently completed 2007 field program, and as announced on September 11, 2007, Stornoway successfully:

- discovered four new kimberlites by prospecting (Naujaat 3 through Naujaat 6, inclusive)
- collected 26.9 tonnes from five kimberlites for macrodiamond recovery through a DMS plant, including:
  - 22.3 tonnes from the A28 pipe, part of the diamondiferous Q1-4 kimberlite cluster
  - 0.7 tonnes from Naujaat 1(discovered in 2006)
  - 1.0 tonnes from Naujaat 2 (discovered in 2006)
  - 1.8 tonnes from Naujaat 3 (discovered in 2007)
  - 1.1 tonnes from Naujaat 6 (discovered in 2007)
- submitted a further 600 kg of kimberlite from 13 different sites along the Naujaat 1-6 kimberlite bodies for caustic fusion analysis
- acquired more than 300 kg of other rock samples for additional work
- completed ground geophysics over 19 grids to define targets for future drilling
- collected over 800 till samples for indicator mineral processing

Prospecting activities undertaken during the summer 2007 program extended the strike length of the Naujaat 1 and Naujaat 2 kimberlite dykes, originally discovered during 2006, and identified four new kimberlite dykes, Naujaat 3 through Naujaat 6, inclusive. The Naujaat 1 and 2 dykes occur in the immediate vicinity of five of the ten known kimberlite pipes, extending over strike lengths of 3.2 and 1.4km, respectively. At the west end, Naujaat 2 appears to merge with Naujaat 1, and may be a splay off the host structure.

The four newly discovered kimberlite bodies are also thought to be dyke-like in character and occur to the west of the Naujaat 1 and 2 dykes. Collectively, the Naujaat 1 to Naujaat 6 bodies and the ten known kimberlite pipes, suggest the presence of a 26 km long, structurally favourable belt that has been exploited by kimberlite magmas rising from the mantle. The 10 diamondiferous kimberlite pipes identified by BHP Billiton and the Naujaat 1 and 2 dykes occur in the eastern half of this favourable belt. Stornoway believes that there is the potential for unrecognized kimberlite pipes in the western part of this structure, based on the recently recognized association of kimberlite dykes with some of the eastern pipes, the discovery of four new dykes to the west, confirmed ground geophysical t argets and unsourced indicator mineral distribution trains with mineral chemistry suggesting derivation from the diamond stability field.

The following table summarizes the characteristics of the six Naujaat kimberlite bodies discovered by Stornoway, as currently understood. No drilling or mechanized trenching has been undertaken on these features. Surface expressions of kimberlite subcrop, float boulders and disaggregated frost heaved 'green tills' are exposed intermittently along the host structures and lateral continuity is not assured. Similarly, reported widths are based on widths of the host structure, where constrained by outcropping country rock, and may not reflect true width of the kimberlite body. Many of the structures are open along strike and have not been completely prospected.

Kimberlite	**Discovery Date**	**Prospected Length (subcrop, float, etc.)**	**Width of Host Structure**	**Orientation**	**Diamondiferous**	**Wt. of Material Collected in 2007(kg) for Caustic**	**Wt. of Material Collected in 2007 (kg) for DMS**
Naujaat 1	2006	3160 m	4.5 m west end 1.5 m east end	west-northwest	yes[1]	143	736
Naujaat 2	2006	1400 m	2.3m	west-northwest	yes[2]	50	1089
Naujaat 3	2007	3000 m	5m	west west-northwest	Unknown	204	1924
Naujaat 4	2007	100 m	unknown	west-northwest	Unknown	122	0 [3]
Naujaat 5	2007	2000m	4 m	east to west	Unknown	0 [4]	0 [4]
Naujaat 6	2007	500 m	3 m	east to west	Unknown	142	1129

Stornoway collected a 4.2 tonne sample by hand pitting of the subcropping A28 kimberlite body in 2006. This sample was submitted for DMS processing and a diamond content of 0.328 carats per tonne (cpt), including a 0.587 carat stone, has been previously reported (SWY press release dated May 14, 2007). BHP Billiton previously collected a 9.6 tonne sample from the same body by drilling and derived a grade of 0.26 cpt (greater than 0.85mm square mesh). The reason for the apparent difference in grade is not known at the present time. During 2007, Stornoway excavated approximately 22.3 tonnes of kimberlite from the A28 kimberlite pipe by hand pitting. This material will be submitted for DMS processing to establish diamond content, with results reported as available.

Itza Property, Nunavut

On July 10, 2007, the Company and Bayswater Uranium Corporation ("Bayswater") entered into an agreement whereby the Company may earn up to an 80% interest in the diamond rights to the Itza Property in Nunavut. The Company may earn a 60% interest in the property by issuing common shares at a value of $75,000 upon signing (issued) and by incurring $4,000,000 in exploration expenditures over a five year period, with a minimum first year expenditure of $500,000 prior to September 1, 2008. The Company may increase its interest in the property to 80% by sole funding a bankable feasibility study on the property, in the event that Bayswater elects not to form a joint venture when the Company vests at 60%. In addition, the agreement provides for the Company to issue common shares or cash to Bayswater should certain kimberlites or kimberlite bodies be identified on the property. The formal option agreement is subject to final regulatory approval. Existing airborne survey data was reviewed and a series of anomalies identified. A preliminary exploration program consisting of anomaly checking, ground geophysical surveys and till sampling is underway on the property.

Other Properties

In addition to the properties described above, the Company holds interests in some 30 other active projects (ranging from early stage to advanced exploration) as well as a series of properties currently classified as inactive. Exploration activities have taken place, or are taking place, on both the active properties and on generative projects. Results of this work will be reported when available, and as appropriate..

RISKS AND UNCERTAINTIES

The risks and uncertainties faced by the Company are substantially unchanged from those described in the Company's Annual MD&A dated July 25, 2007.

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected unaudited consolidated quarterly financial information of Stornoway and is derived from the unaudited quarterly consolidated financial statements prepared by management. Stornoway's interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and **expressed in thousands of Canadian dollars** (except for per share amounts).

Period	Revenues[1]	Income or (Loss) from Continuing Operation and Net Income (loss)	Basic Earnings (Loss) per share[2] from Continuing Operation and Net Income (loss)	Fully Diluted Loss per share[2] - from Continuing Operation and Net Income (loss)
Three months ended July 31, 2007	$ 188	$ (4,733)	$ (0.02)	$ (0.02)
Three months ended April 30, 2007	(99)	(3,037)	(0.02)	(0.02)
Three months ended January 31, 2007	188	(3,953)	(0.03)	(0.03)
Three months ended October 30, 2006	628	(7,794)	(0.08)	(0.08)
Three months ended July 31, 2006	223	(4,353)	(0.05)	(0.05)
Three months ended April 30, 2006	208	(608)	(0.01)	(0.01)
Three months ended January 31, 2006	210	(627)	(0.01)	(0.01)
Three months ended October 30, 2005	193	(254)	(0.00)	(0.00)

[(1)] Revenues consist of interest income earned on short-term, liquid investments and property management fees earned from several joint venture properties. The Company has no operating revenues.
[(2)] Based on the treasury share method for calculating diluted earnings.

Late in the prior fiscal year, the Company completed the acquisition of Ashton and Contact. As a result, recent land acquisitions in other parts of Canada, including the land-holdings of Ashton and Contact in Ontario and Quebec in particular, will allow the Company to expand its field season by several months. Previously, the Company's exploration work on its northern properties was limited to the period between March/April and September/October. The Company's cash flow is affected by the seasonality of the exploration business, and fluctuations in general and administrative expenses are typically seasonal as well.

Quarterly results will vary in accordance with the Company's exploration and financing activities. The acquisition of Ashton and Contact late in the prior fiscal year significantly increased the Company's land position, employees and market capitalization. To finance this growth, the Company raised approximately $31.0 million through the issuance of equity and $20.0 million through the issuance of convertible debentures. The Company's growth is reflected in higher general and administrative expenses in the periods subsequent to the acquisition. In a typical year, the Company's legal fees will increase in periods where property option and joint venture agreements are in development and negotiation, and investor relations activities increase in proportion to shareholder inquiries, communications and as a result of the Company's periodic "roadshows". Stock-based compensation expense varies, and is dependant upon the size, timing and estimated fair value of the stock option grants. Resource property write-offs also vary in accordance with exploration results and changes to the Company's land position and typically cannot be predicted in advance.

FOURTH QUARTER

Included in the Company's results for the fourth quarter of the fiscal year ended April 30, 2007 are write-downs or write-offs of the Company's capitalized resource property costs which typically have the largest impact on the Company's results from operations. Capitalized resource property costs are written-down or written-off when management has determined there to be an impairment of value, where exploration results indicate that no further work is warranted or when the Company has not conducted active exploration on a property for within a period of two to three years. The Company wrote-off approximately $6.4 million during in the fourth quarter which represents 39% of the $16.5 million in resource property costs written off during the year ended April 30, 2007.

LIQUIDITY

The Company's cash and cash equivalents increased from $21.5 million at April 30, 2007 to $25.8 million at July 31, 2007. The Company's working capital as at July 31, 2007 was $26.4 million (April 30, 2007 - $18.0 million), consisting mostly of cash and cash equivalents. During the Current Period, the Company's cash position increased by $4.4 million to $25.8 million at July 31, 2007 as compared to the three months ended July 31, 2006, where the Company's cash position decreased by $6.7 million to $16.3 million in cash and cash equivalents. Cash used in operating activities during the Current Period totaled approximately $541,000 (Comparative Period - $317,000). Loss on the sale of a property interest (net $3.7 million after taxes), stock-based compensation ($322,000) and adjustments in non-cash working capital balances ($1.1 million) represent the largest reconciling items from the statement of loss to the statement of cash flows from operating activities for the three months ended July 31, 2007. The Company's most significant operating expenses during the Current Period included $290,000 for salaries (Comparative Period - $72,000) and $188,000 for professional fees (Comparative Period - $26,000). The most significant component of the change in non-cash working capital balances is a reduction of $1.0 million in the Company's accounts payable and accrued liabilities.

The Company's primary investment activity is the acquisition and exploration of resource property interests. During the Current Period, the Company spent $10.8 million to explore its resource properties (Comparative Period - $3.7 million). Included in this amount is a cash payment of $1.25 million, representing part of the consideration paid to increase the Company's interest in the Churchill property to 41.86% (Shear's interest in the property increased to 58.14%). Also during the Current Period, the Company received a cash payment of $15.0 million from the sale of its 45% interest in the Buffalo Head Hills property, Alberta. During the Current Period, the Company spent

$150,000 to acquire property and equipment (Comparative Period - $4,000). In the Comparative Period, the Company spent $2.9 million on deferred acquisition costs related to the acquisitions of Ashton and Contact.

The Company issued no common shares for cash consideration during the Current or the Comparative Periods.

CAPITAL RESOURCES

The Company has no operations that generate cash flow and its long term financial success is dependant on management's ability to discover economically viable diamond deposits. The diamond exploration process can take many years and is subject to factors that are beyond the Company's control. Many factors influence the Company's ability to raise funds, including the health of the resource market, the climate for diamond exploration investment, the Company's track record and the experience and caliber of its management.

The Company's interim consolidated financial statements for the three months ended July 31, 2007 have been prepared in accordance with Canadian GAAP and on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, there are conditions and events that cast substantial doubt on the validity of this assumption.

During the Current Period, the Company incurred an operating loss of $4.7 million and the Company has an accumulated deficit of $40.6 million. Cash on hand at July 31, 2007 totalled $25.8 million but includes approximately $6.1 million, the majority of which must be spent before December 31, 2008 on Canadian Exploration Expense ("CEE"). In addition, the Company has $20.0 million in convertible debentures outstanding that are due and payable on March 15, 2009. Quarterly interest payments of $600,000 may be made in cash or by the issuance of common shares, at the Company's election. During the Current Period, the Company made the first interest payment due June 15th in common shares. The Company issued 604,900 common shares with a value of $600,000 to the two debenture holders. The debentures consist of $10.0 million Series A debentures (convertible into common shares at maturity at the Company's option) and $10.0 million Series B debentures (convertible into common shares at maturity at the holder's option). The debentures are held by Agnico-Eagle and Lorito Holdings Limited.

In order to finance the Company's exploration programs and to cover administrative and overhead expenses, the Company historically has raised money through equity sales and from the exercise of convertible securities. To finance the acquisition of the common shares of Ashton, the Company arranged for a $32.5 million bridge facility from a Canadian chartered bank that was repaid in full in March 2007 by using existing cash resources and proceeds from the $20.0 million in convertible debentures issued. Costs associated with the bridge facility and the convertible debentures are being amortized over the term of the loan and, once amortized, then capitalized to resource property costs, as per the Company's accounting policy for resource properties.

In April 2007, the Company realized over $25.0 million from a bought deal financing and in July 2007, a further $15.0 million from the sale of its 45% interest in the Buffalo Head Hills property. Consequently, the Company currently has sufficient financial resources to meet its administrative overhead expenses and to undertake all of its planned exploration activities for the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activity. Management believes it will be able to raise equity capital as required in the long term, but recognize there will be risks involved that may be beyond their control. The Company intends to continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

At September 13, 2007 the Company had 11,655,141 stock options outstanding which, if exercised, would increase the Company's available cash by approximately $17.8 million. In addition, the Company has 8,242,000 warrants outstanding, the majority of which are exercisable until April 2009 that, if exercised, would increase the Company's available cash by approximately $12.1 million.

ADDITIONAL DISCLOSURE

Additional disclosure concerning Stornoway's general and administrative expenses and resource property costs is provided in the Company's Annual Information Form and the Consolidated Statement of Loss and Deficit and the

Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for April 30, 2007 and April 30, 2006 and in the Interim Consolidated Statement of Loss and Deficit and the Interim Consolidated Schedule of Resource Property Costs contained in its Interim Consolidated Financial Statements for the three months ended July 31, 2007. These documents are available on Stornoway's website at www.stornowaydiamonds.com or on its SEDAR Page Site accessed through www.sedar.com.

COMMITMENTS

The Company has minimum commitments under its operating leases for its premises averaging approximately $405,000 per year until June 30, 2010. Minimum lease payments decrease to approximately $300,000 per year between 2010 and 2013.

In addition, the Company has GICs in the amount of $57,500 as collateral security for its corporate credit cards and a line of credit of up to $1.4 million to satisfy exploration bonding requirements and for the use of corporate credit cards. Short-term deposits equivalent to the utilization of the line of credit are provided as collateral security.

OUTSTANDING SHARE CAPITAL

Stornoway's authorized capital is unlimited common shares without par value. As at September 13, 2007, there were 198,917,674 common shares issued and outstanding.

As at September 13, 2007, the following options are outstanding:

Number of Shares		Average Exercise Price	Year of Expiry
386,775	$	1.22	2007
2,028,715	$	1.16	2008
2,290,896	$	1.82	2009
1,120,120	$	1.30	2010
1,542,700	$	1.16	2011
2,985,080	$	1.60	2012
554,955	$	3.52	2013
329,225	$	1.09	2014
416,675	$	1.09	2015
11,655,141			

At the Annual General Meeting of Shareholders on September 11, 2007, the Company received approval from the disinterested shareholders to increase the maximum number of common shares of the Company that may be issued under the stock option plan to 19,884,107, this number being 10% of the Company's issued share capital as at August 14, 2007.

TRANSACTIONS WITH RELATED PARTIES

Amounts due to related parties consisted of:

		July 31, 2007		April 30, 2007
International Northair Mines Ltd., a company with an officer in common	$	-	$	71,000
Strongbow Exploration Inc., a company with a director in common		**2,000**		191,000
	$	**2,000**	$	262,000

These amounts are non-interest bearing, unsecured and are due on demand.

Transactions with related parties during the period ended July 31, 2007 consisted of:

1) Pursuant to an amended agreement with International Northair Mines Ltd. ("Northair"), a company with an officer in common, the Company pays a monthly administrative fee for office space and reimburses Northair for administrative services and supplies as incurred. Either party can terminate the agreement by giving three months written notice prior to the anniversary date. During the Current Period, administrative fees and rent totalling $2,100 (Comparative Period - $11,550) was paid to Northair for its services.

2) During the Current Period, the Company paid $36,448 (Comparative Period - $50,978) for shared technical services and rent to Strongbow Exploration Inc.

3) During the period ended July 31, 2007, the Company entered into a sub-lease agreement with Agnico-Eagle, a company that is a significant shareholder and has a director in common, for additional premises. The Company is committed to annual lease payments of approximately $105,000 in respect of these premises through June 30, 2010. A portion of these payments may be recovered through sub-leases. During the period ended July 31, 2007, the Company also engaged Agnico-Eagle to prepare a pre-feasibility study at the Renard Project (Foxtrot Property).

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. Such estimates and assumptions affect the determination of the potential impairment of long-lived assets, estimated costs associated with reclamation of exploration properties, and the determination of stock-based compensation and future income taxes. Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ from its estimates. The most critical accounting policies upon which the Company depends are those requiring estimates of impairment, assumption about fair value and future income taxes.

The Company's critical accounting estimates have not changed from those disclosed in its Annual MD&A dated July 25, 2007.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective May 1, 2007, the Company adopted CICA Handbook Section 1530, "Comprehensive Income", CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement", CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation" and CICA Handbook Section 3865, "Hedges".

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The Company has adopted this section on a prospective basis.

Under Section 3855, financial instruments must be classified into one of the following categories: held to maturity, loans and receivables, available for sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value, except for loans and receivables, held to maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value will depend on their initial classification; held for trading financial assets are measured at fair value and changes in fair value are recognized in net income, while available for sale financial instruments are measured at fair value, with unrealized changes in fair value recorded in other comprehensive income.

Upon adoption of these new standards, the Company designated its cash, cash equivalents and short-term deposits as held for trading, which are measured at fair value. Accounts receivable have been classified as loans and

receivables, which are measured at amortized cost. Accounts payable, accrued liabilities, and long-term debt have been classified as other financial liabilities, which are measured at amortized cost.

The Company's investment in equity securities, acquired in July 2007, was recorded at fair value at the time of acquisition. These equity securities have been designated as available-for-sale. During the three months ended July 31, 2007, the Company recognized an unrealized loss of $60,000, which has been included in accumulated other comprehensive income.

Changes in fair value of the Company's cash equivalents and short-term deposits, which are comprised of interest-bearing bank deposits, are included in interest income each period. Upon adoption of Section 3855, the Company was no longer permitted to account for debt issue costs as a deferred charge, which had been presented as a separate asset on the balance sheet. As a result, the Company has elected to net its deferred financing costs against the carrying value of its long-term debt and to amortize the discount over the term of the debt using a method that closely approximates the effective yield method. The adoption of Section 3855 had no effect on the carrying value of the Company's deferred financing costs.

The adoption of Section 3865 had no impact on the Company's consolidated financial statements.

FINANCIAL AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, short-term deposits, accounts receivable, investments, trade payables, amounts due to related parties and debentures. Unless otherwise noted, it is management's opinion that Stornoway is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company invests its excess cash in chartered-bank sponsored financial instruments in accordance with the Company's Treasury Policy. The Company's first objective is the preservation of capital, in addition to ensuring liquidity so the funds are available for use as required in the business and finally, a reasonable rate of return.

The Company's convertible debentures are unsecured, bear interest at 12% per annum and mature March 15, 2009. The Company has no right of pre-payment. At maturity, the holder of the Series B debentures may elect to convert the $10,000,000 maturity amount into common shares of the Company. If this election is made and common shares are issued, the shares will be issued at a price of the lower of $1.25 and the five day volume weighted average price of the Company's common shares ending three trading days before the payment date. The Company has the right to elect to repay the $10,000,000 in Series A debentures in common shares. If either or both of the Series A and Series B debentures were to be converted into common shares, the holdings of the Company's other shareholders will be diluted. If the Company elects to repay the debentures with cash, additional financings or asset sales will be required to finance that repayment.

DISCLOSURE CONTROLS

The Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures ("the Procedures") which provide reasonable assurance that information required to be disclosed by the Company under provincial or territorial securities legislation (the "Required Filings") is reported within the time periods specified. Without limitation, the Procedures are designed to ensure that material information relating to the Company is accumulated and communicated to management, including its Certifying Officers, as appropriate to allow for timely decisions regarding the Required Filings.

The Certifying Officers evaluate the effectiveness of the Procedures during the Current Period and have concluded that the Procedures in place as of the end of the period covered by the Required Filings are effective in providing reasonable assurance that material information relating to the Company is accumulated and communicated to management and reported within the time periods specified.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has reviewed its internal controls over financial reporting for the period ended July 31, 2007 and as of the Report Date. The Certifying Officers believe that the Company's system of internal controls over financial reporting as defined under MI 52-109 is sufficiently designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's GAAP. During the Current Period and as a result of the take-over of Ashton and Contact, certain personnel changes occurred; the Certifying Officers do not believe that these changes have had a material impact on the Company's internal controls over financial reporting for the Current Period. However, certain weaknesses continue to exist in the Company's systems of internal control over financial reporting. These weaknesses arise primarily from the limited number of personnel employed in the accounting and financial reporting area, a situation that is common in many smaller companies. As a consequence of this situation: a) it is not feasible to achieve the complete segregation of duties; and b) the Company does not have full "in house" expertise in complex areas of financial accounting, such as taxation.

The Company's management, including the Certifying Officers, does not expect that its internal controls and procedures will prevent all error and all fraud. The Company believes that the weaknesses identified in its systems of internal control are mitigated by the thorough review of the Company's financial statements by senior management, the audit committee of the board of directors, and by consulting with external experts. In addition, senior management is active in the Company's day-to-day operations and in monitoring the Company's financial reporting. Regardless, these mitigating factors cannot completely eliminate the possibility that a material misstatement will occur as a result of the weaknesses identified in the Company's internal controls over financial reporting. A cost effective system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved.

APPROVAL

The Board of Directors of Stornoway has approved the disclosure contained in this Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it.

ADDITIONAL INFORMATION

Additional information relating to Stornoway is on SEDAR at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings - CEO, filed September 14, 2007.

Form 52-109F2 ***Certification of Interim Filings***

I, Eira Thomas, CEO of Stornoway Diamond Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stornoway Diamond Corporation, (the issuer) for the interim period ending July 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 14, 2007

/s/ Eira Thomas

Eira Thomas
CEO

Form 52-109F2 - Certification of Interim Filings - CFO, filed September 14, 2007.

Form 52-109F2 *Certification of Interim Filings*

I, Zara Boldt, Vice-President, Finance of Stornoway Diamond Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stornoway Diamond Corporation, (the issuer) for the interim period ending July 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 14, 2007

/s/ Zara Boldt

Zara Boldt
Vice-President, Finance

Interim financial statements for the quarter ended July 31, 2007 ("Q1 Financials"), filed September 14, 2007.

STORNOWAY DIAMOND CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2007

Canadian Funds

(Unaudited – Prepared by Management)

Stornoway Diamond Corporation

(An Exploration Stage Company)

Interim Consolidated Balance Sheet

Unaudited – Prepared by Management

(expressed in thousands of dollars)

ASSETS	July 31, 2007	April 30, 2007
Current		
Cash and cash equivalents *(Note 9b)*	$ 25,823	$ 21,473
Short-term deposits	58	58
Investments *(Note 5)*	1,810	-
Accounts receivable	3,196	3,722
Prepaid expenses	150	227
	31,037	25,480
Deferred Financing Fees *(Notes 3 and 12)*	-	74
Prepaid Fuel	265	471
Property, Plant and Equipment *(Note 7)*	5,810	6,140
Resource Property Costs *(Note 8)*	183,336	193,982
	$ 220,448	$ 226,147
LIABILITIES		
Current		
Accounts payable and accrued liabilities		
- Trade	$ 4,628	$ 7,219
- Due to related parties *(Note 10)*	2	262
	4,630	7,481
Future Income Tax Liabilities *(Note 11)*	22,507	23,871
Convertible Debentures *(Note 12)*	17,434	17,223
Asset Retirement Obligations *(Note 13)*	617	600
SHAREHOLDERS' EQUITY		
Share Capital *(Note 9)*	204,054	201,387
Contributed Surplus *(Note 9)*	8,951	8,537
Equity Component of Convertible Debenture *(Note 12)*	2,916	2,916
Accumulated Other Comprehensive Income *(Note 3)*	(60)	-
Deficit	(40,601)	(35,868)
	175,260	176,972
	$ 220,448	$ 226,147

Nature of Operations and Basis of Consolidation (*Note 1*)
Going Concern *(Note 2)*
Commitments (*Note 15*)
Subsequent Event (*Note 16*)

ON BEHALF OF THE BOARD:

"Catherine McLeod-Seltzer" ________________, Director *"Eira M. Thomas"* ________________, Director

- See Accompanying Notes -

Stornoway Diamond Corporation

(An Exploration Stage Company)

Interim Consolidated Statement of Loss and Deficit

Unaudited – Prepared by Management

(expressed in thousands of dollars)

	For the Three Months Ended			
		July 31, 2007		July 31, 2006
Administrative Expenses				
Administration fees and rent	$	**39**	$	31
Professional fees		**188**		26
Office and sundry		**139**		68
Property management fees		**-**		(33)
Regulatory and shareholder communication expense		**114**		73
Salaries and benefits		**290**		72
Stock-based compensation *(Note 9g)*		**322**		315
Loss Before the Following		**1,092**		552
Other Income (Expenses)				
Write-off of resource property costs		**121**		3,991
Loss on sale of property interest *(Note 8e)*		**5,465**		-
Interest income		**(188)**		(190)
		5,398		3,801
Loss Before Income Taxes		**6,490**		4,353
Future income tax recovery *(Note 11)*		**(1,757)**		-
Net Loss for the Period		**4,733**		4,353
Deficit - Beginning of period		**35,868**		16,731
Deficit - End of Period	$	**40,601**	$	21,084
Loss per Share - Basic and Diluted	$	**(0.02)**	$	(0.05)
Weighted Average Number of Shares Outstanding		**196,664,419**		80,910,300

Stornoway Diamond Corporation

(An Exploration Stage Company)

Interim Consolidated Statement of Comprehensive Loss

Unaudited – Prepared by Management

(expressed in thousands of dollars)

	For the Three Months Ended			
		July 31, 2007		July 31, 2006
Net Loss for the Period	$	**4,733**	$	4,353
Unrealized loss on available for sale investment		**60**		-
Comprehensive Loss		**4,793**		4,353

- See Accompanying Notes -

Stornoway Diamond Corporation

(An Exploration Stage Company)

Interim Consolidated Statement of Cash Flows

Unaudited – Prepared by Management

(expressed in thousands of dollars)

Cash Resources Provided By (Used In)		For the Three Months Ended July 31, 2007		July 31, 2006
Operating Activities				
Loss for the period	$	(4,733)	$	(4,353)
Items not affecting cash				
Write-off of resource property costs		121		3,991
Loss on sale of property interest		5,465		-
Stock-based compensation		322		315
Amortization		26		29
Future income tax recovery		(1,757)		-
Changes in non-cash working capital		1,097		(299)
		541		(317)
Investing Activities				
Deferred acquisition costs		-		(2,867)
Prepaid fuel		(129)		122
Resource property costs		(10,845)		(3,677)
Proceeds from the sale of a property interest		15,000		-
Acquisition of property, plant and equipment		(150)		(4)
		3,876		(6,426)
Financing Activities				
Share Issuance costs		(67)		-
		(67)		-
Net Increase (Decrease) in Cash and Cash Equivalents		4,350		(6,743)
Cash and Cash Equivalents – Beginning of period		21,473		23,039
Cash and Cash Equivalents – End of Period	$	25,823	$	16,296

Supplemental Schedule of Non-Cash Investing and Financing Transactions *(Note 14)*

1. Nature of Operations and Basis of Consolidation

Stornoway Diamond Corporation (the "Company") is an exploration stage company which is engaged principally in the acquisition, exploration and development of mineral properties. The recovery of the Company's investment in mineral properties and the attainment of profitable operations is dependent upon the discovery, development and sale of ore reserves, the ultimate outcome of which cannot presently be determined as they are contingent on future events.

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary KRoc Diamond Drilling Corp. ("KRoc") (formerly 614614 B.C. Ltd).

On July 24, 2006, the Company announced that it was making concurrent offers to acquire 100% of the issued and outstanding shares of Ashton Mining of Canada Inc. ("Ashton"), a public company listed on the Toronto Stock Exchange ("TSX") and Contact Diamond Corporation ("Contact"), a public company also listed on the TSX. As at April 30, 2007, the Company had acquired 100% of Ashton's outstanding shares and 100% of Contact's outstanding common shares. These investments have been accounted for as a purchase of assets. The results of operations for each of Ashton and Contact are included from September 20, 2006, the date of control.

All inter-company balances and transactions have been eliminated upon consolidation.

2. Going Concern

While these interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, there are conditions and events that cast substantial doubt on the validity of this assumption.

During the period ended July 31, 2007, the Company incurred an operating loss of $4.7 million and has an accumulated deficit of $40.6 million. Cash on hand at July 31, 2007 totalled $25.8 million but includes approximately $6.1 million, the majority of which must be spent before December 31, 2008 on Canadian Exploration Expenditures ("CEE") *(Note 9b)*. In addition, the Company has $20.0 million in convertible debentures outstanding that are due and payable on March 15, 2009 *(Note 12)*.

The Company is an exploration stage company that engages principally in the acquisition, exploration and development of mineral properties. As a development stage company, it is currently unable to self-finance its operations. As discussed in the following notes to the financial statements, the recovery of the Company's investment in its resource properties and attainment of profitable operations is dependent upon the discovery, development and sale of diamond reserves, the ability to joint venture or sell its resource properties and the ability to raise sufficient capital to finance this operation. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. The adjustments could be material.

3. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Certain information and note disclosure normally included in the annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended April 30, 2007. In the opinion of management, all adjustments considered necessary for the fair presentation have been included in these consolidated financial statements.

3. Significant Accounting Policies - *Continued*

The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended April 30, 2007, except as follows:

Financial Instruments

Effective May 1, 2007, the Company adopted CICA Handbook Section 1530, "Comprehensive Income", CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement", CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation" and CICA Handbook Section 3865, "Hedges".

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company has adopted this section on a prospective basis.

Under Section 3855, financial instruments must be classified into one of the following categories: held to maturity, loans and receivables, available for sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value, except for loans and receivables, held to maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value will depend on their initial classification; held for trading financial assets are measured at fair value and changes in fair value are recognized in net income, while available for sale financial instruments are measured at fair value, with unrealized changes in fair value recorded in other comprehensive income.

Upon adoption of these new standards, the Company designated its cash, cash equivalents and short-term deposits as held for trading, which are measured at fair value. Accounts receivable have been classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities, and long-term debt have been classified as other financial liabilities, which are measured at amortized cost.

The Company's investment in equity securities, acquired in July 2007, was recorded at fair value at the time of acquisition. These equity securities have been designated as available-for-sale. During the three months ended July 31, 2007, the Company recognized an unrealized loss of $60,000, which has been included in accumulated other comprehensive income.

Changes in fair value of the Company's cash equivalents and short-term deposits, which are comprised of interest-bearing bank deposits, are included in interest income each period. Upon adoption of Section 3855, the Company was no longer permitted to account for debt issue costs as a deferred charge, which had been presented as a separate asset on the balance sheet. As a result, the Company has elected to net its deferred financing costs against the carrying value of its long-term debt and to amortize the discount over the term of the debt using a method that closely approximates the effective yield method. The adoption of Section 3855 had no effect on the carrying value of the Company's deferred financing costs.

The adoption of Section 3865 had no impact on the Company's consolidated financial statements.

4. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term deposits, accounts receivable, investments, trade payables, amounts due to related parties and debentures. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

5. Investments

The Company's investment consists of common shares in a public company. This investment represents less than a 5% interest in that company.

6. Business Acquisitions

During the year ended April 30, 2007, the Company completed the acquisition of 100% of the issued and outstanding shares of Ashton Mining of Canada Inc. ("Ashton"), a public company listed on the Toronto Stock Exchange ("TSX") and Contact Diamond Corporation ("Contact"), a public company also listed on the TSX. As consideration, the Company made a cash payment of $51,362,000 and issued 53,802,093 common shares with a fair value of $56,519,000 to the Ashton shareholders and the Company issued 15,794,414 common shares with a fair value of $15,769,000 to the Contact shareholders. As part of the transaction, the Company also issued 3,985,250 replacement stock options of the Company to the Ashton option holders and 1,368,720 replacement stock options of the Company to the Contact option holders. The estimated fair value of the replacement options was $2,695,000. A total of 2,500,000 replacement warrants issued to the Ashton warrant holders expired without exercise in June 2007.

The Company accounted for both acquisitions as a step-by-step purchase of assets. Results of operations have been included from September 20, 2006, the date of control.

7. Property, Plant and Equipment

Details are as follows *(expressed in thousands of dollars)*:

	As at July 31, 2007			As at April 30, 2007		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 767	$ (569)	$ 198	$ 727	$ (538)	$ 189
Buildings	91	(12)	79	91	(11)	80
Leasehold improvements	695	(211)	484	690	(193)	497
Exploration equipment	790	(421)	369	790	(388)	402
Vehicles	573	(330)	243	573	(308)	265
Laboratory equipment	6,561	(2,124)	4,437	6,456	(1,749)	4,707
	$ 9,477	$ (3,667)	$ 5,810	$ 9,327	$ (3,187)	$ 6,140

8. Resource Property Costs

Eastern Arctic Properties, Canada

a) Aviat One and Two Properties

Pursuant to an agreement dated June 25, 2002, and as amended by a Joint Venture Agreement dated April 1, 2006, the Company has a 70% interest in certain mineral claims and leases, known as the Aviat One ("Aviat 1") and Aviat Two ("Aviat 2") properties. BHP Billiton ("BHPB") held a 20% interest in the properties and the Hunter Exploration Group ("Hunter") held a 10% interest, carried up to the development of a mine on the properties. John Robins, a director of the Company, owns 33.3% of Hunter.

8. Resource Property Costs - *Continued*

a) **Aviat One and Two Properties** - *Continued*

In June 2006, BHPB elected to dilute its interest in the properties by not funding its share of the 2006 exploration program. As a result, at April 30, 2007, BHPB's interest had decreased to 15.9% and the Company's interest had increased to 74.1%; Hunter's interest at 10% remained unchanged.

Each of the Aviat One and Aviat Two properties is subject to a 2% NSR on products other than diamonds and a 2% GOR on diamond production. In addition, advance royalty payments of $50,000 annually commence October 1, 2006 (paid) and March 1, 2008 for the Aviat 1 and Aviat 2 properties, respectively.

b) **Churchill**

The Company acquired a 35% interest in the Churchill property pursuant to a letter agreement dated June 13, 2002 by incurring $750,000 in exploration expenditures and issuing 300,000 common shares of the Company to Hunter. Shear Minerals Ltd. ("Shear") held a 51% interest and is the operator of the Churchill joint venture. The remaining 14% interest was held by BHPB. BHPB elected to dilute its interest in the Churchill property by not funding its share of the 2006 exploration program.

In April 2007, Shear and the Company entered into a purchase agreement with BHPB whereby Shear and the Company each acquired 50% of the diluted BHPB interest in the Churchill property for consideration of $8,000,000 of which the Company's share was $4,000,000. The purchase agreement closed July 17, 2007 and the Company acquired an additional 6.25% interest in the property by making a cash payment of $1,250,000 and by issuing 2,200,000 common shares with a fair value of $2,134,000 at the date of issuance. The Company's interest in the Churchill property increased from 35% to 41.86% and Shear's interest in the Churchill property increased from 51% to 58.14%. The Churchill property is subject to a 2% GOR/NSR.

c) **Qilalugaq Property ("Area 8"), Melville Peninsula, Nunavut**

The Company and BHPB entered into an agreement dated July 10, 2006 whereby the Company may earn a 50% interest in the Area 8 property by spending a total of $9,000,000 prior to December 31, 2011. The Company must spend on exploration a total of $500,000 on or before December 31, 2007 ($810,000 spent as at April 30, 2007) and a further $2,500,000 on or before December 31, 2009 to earn a 25% interest in the property (the "First Option"). Upon exercise of the First Option, the Company must incur a further $6,000,000 in exploration prior to December 31, 2011, of which $2,000,000 must be incurred prior to December 31, 2010 (the "Second Option") to earn a further 25% interest in the property, bringing its total interest in the property to 50%. Upon exercise of the Second Option, a joint venture will be formed and BHPB will have the opportunity to elect to increase its interest in the property by 15% to 65% by incurring a further $15,000,000 in expenditures and may elect to become the Operator of the project. Should BHPB not make the election to increase its interest in the property, further exploration on the property will be shared equally.

The agreement is subject to a 2% NSR on all minerals other than diamonds or diamond products and a 2% GOR on diamond production.

d) **Foxtrot Property, Quebec**

Through its acquisition of 100% of Ashton's outstanding common shares during the year ended April 30, 2007 *(Note 6)*, the Company has a 50% interest in the Eastern Ungava joint venture agreement. The joint venture agreement, dated March 14, 1996 and later amended on June 21, 2001, governs the majority of Ashton's activities in Quebec. The Company's 50% interest in this joint venture covers exploration, property acquisition and the development of mineral interests in north-central Quebec including the Foxtrot Property. The Foxtrot property is governed by a joint venture between Ashton and SOQUEM Inc.'s wholly-owned subsidiary Diaquem. Ashton is the operator.

8. Resource Property Costs – *Continued*

e) **Buffalo Hills Property, Alberta**

In April 2007, the Company's wholly-owned subsidiary Ashton entered into an agreement with Diamondex Resources Ltd. ("Diamondex") and Shore Gold Inc. ("Shore") to sell its 45% interest in the Buffalo Hills and Joint Venture Lands for total consideration of $17,500,000. Closing occurred July 24, 2007 and the Company received $15,000,000 in cash and 6,031,363 Diamondex common shares with a fair value of $1,870,000 at the date of receipt. The Company recorded a net loss after taxes of $3,776,000 on the sale of this property interest.

f) **Itza Property, Nunavut**

On July 10, 2007, the Company and Bayswater Uranium Corporation ("Bayswater") entered into an agreement whereby the Company may earn up to an 80% interest in the diamond rights to the Itza Property in Nunavut. The Company may earn a 60% interest in the property by issuing common shares at a value of $75,000 upon signing (issued) and by incurring $4,000,000 in exploration expenditures over a five year period, with a minimum first year expenditure of $500,000 prior to September 1, 2008. The Company may increase its interest in the property to 80% by sole funding a bankable feasibility study on the property, in the event that Bayswater elects not to form a joint venture when the Company vests at 60%. In addition, the agreement provides for the Company to issue common shares or cash to Bayswater should certain kimberlites or kimberlite bodies be identified on the property. The agreement is subject to regulatory approval.

g) **Generative Projects**

The Company has signed agreements with several individuals or companies as part of its generative exploration program. Under the terms of these non-material agreements, the Company may be required to make cash payments, issue shares or fund an exploration program to earn its interest under the terms of the specific agreement. Properties acquired as part of the Company's generative exploration program may be subject to GORs ranging from 0%~3% and NSRs ranging from 0%~3%.

No cash payments or shares were issued pursuant to the Company's generative agreements during the period ended July 31, 2007.

h) **Other Property Interests**

The Company and its subsidiaries continue to hold a number of property interests in other parts of Canada and in Botswana, either as 100% ownership or as part of a property option agreement.

8. Resource Property Costs – *Continued*

	July 31, 2007			April 30, 2007		
	Acquisition Cost	Exploration Cost	Total	Acquisition Cost	Exploration Cost	Total
Eastern Arctic Properties						
Balance - Beginning of the year	$ 20,585	$ 26,774	$ 47,359	$ 2,478	$ 23,595	$ 26,073
Ashton – fair value allocation	-	-	-	12,745	-	12,745
Ashton - additions to April 30, 2007	-	-	-	-	28	28
Contact – fair value allocation	-	-	-	5,334	-	5,334
Contact - additions to April 30, 2007	-	-	-	5	202	207
Advances to operator	-	(111)	(111)	-	928	928
Airborne Geophysics	-	144	144	-	43	43
Assays and laboratory	-	362	362	-	2,388	2,388
Camp and general	-	833	833	-	2,637	2,637
Drilling	-	1,402	1,402	-	1,760	1,760
Sampling and ground surveys	-	1,328	1,328	-	1,056	1,056
Tenure (Permit recoveries)	3,385	-	3,385	241	-	241
Management Fees	-	65	65	-	68	68
Recoveries from exploration partner(s)	-	(52)	(52)	-	(1,032)	(1,032)
Write-offs	-	-	-	(218)	(4,899)	(5,117)
	23,970	30,745	54,715	20,585	26,774	47,359
Western Arctic Properties						
Balance - Beginning of the year	79	1,922	2,001	903	6,257	7,160
Airborne Geophysics	-	-	-	-	271	271
Assays and laboratory	-	3	3	-	87	87
Camp and general	-	18	18	-	115	115
Drilling	-	91	91	-	151	151
Sampling and ground surveys	-	35	35	-	116	116
Tenure (Permit recoveries)	-	-	-	(113)	-	(113)
Management fees	-	1	1	-	3	3
Write-offs	-	-	-	(711)	(5,078)	(5,789)
	79	2,070	2,149	79	1,922	2,001
Eastern Canada Properties						
Balance - Beginning of the year	102,365	9,433	111,798	-	-	-
Ashton – fair value allocation	-	-	-	83,420	-	83,420
Ashton - additions to April 30, 2007	-	-	-	-	9,060	9,060
Contact – fair value allocation	-	-	-	18,911	-	18,911
Contact - additions to April 30, 2007	-	-	-	34	373	407
Airborne Geophysics	-	52	52	-	-	-
Assays and laboratory	-	734	734	-	-	-
Camp and general	-	328	328	-	-	-
Sampling and ground surveys	-	1,102	1,102	-	-	-
Tenure (Permit recoveries)	23	-	23	-	-	-
Write-offs	-	(27)	(27)	-	-	-
	102,388	11,622	114,010	102,365	9,433	111,798
Balance Carried Forward	126,437	44,437	170,874	123,029	38,129	161,158

8. Resource Property Costs – *Continued*

	July 31, 2007			April 30, 2007		
	Acquisition Cost	Exploration Cost	Total	Acquisition Cost	Exploration Cost	Total
Balance Carried Forward	126,437	44,437	170,874	123,029	38,129	161,158
Other Canadian Properties						
Balance - Beginning of the year	19,701	2,552	22,253	236	871	1,107
Ashton – fair value allocation	-	-	-	19,697	-	19,697
Ashton - additions to April 30, 2007	-	-	-	-	2,068	2,068
Sale of Buffalo Head Hills, Alberta	(19,697)	(2,638)	(22,335)			
Airborne Geophysics	-	-	-	-	328	328
Assays and laboratory	-	2	2	-	71	71
Camp and general	-	127	127	-	266	266
Drilling	-	-	-	-	624	624
Sampling and ground surveys	-	32	32	-	116	116
Tenure (Permit recoveries)	-	-	-	(10)	-	(10)
Management fees	-	-	-	-	1	1
Write-offs	-	(24)	(24)	(222)	(1,793)	(2,015)
	4	51	55	19,701	2,552	22,253
Canadian Generative Exploration						
Balance - Beginning of the year	56	2,114	2,170	23	1,606	1,629
Airborne Geophysics	-	84	84	-	315	315
Assays and laboratory	-	271	271	-	1,138	1,138
Camp and general	-	226	226	-	562	562
Sampling and ground surveys	-	42	42	-	562	562
Tenure (Permit recoveries)	-	-	-	33	-	33
Write-offs	-	(68)	(68)	-	(2,069)	(2,069)
	56	2,669	2,725	56	2,114	2,170
Financing and interest costs related to Ashton properties	8,315	-	8,315	7,037	-	7,037
Botswana, Africa						
Balance - Beginning of the year	476	888	1,364	633	955	1,588
Camp and general	-	-	-	-	10	10
Drilling	-	-	-	-	37	37
Sampling and ground surveys	-	3	3	-	48	48
Tenure (Permit recoveries)	-	-	-	572	-	572
Write-offs	-	-	-	(729)	(162)	(891)
	476	891	1,367	476	888	1,364
Ending Balance	$ 135,288	$ 48,048	$ 183,336	$ 150,299	$ 43,683	$ 193,982

9. Share Capital

a) Details are as follows (*expressed in thousands of dollars*):

	Number		Amount		Contributed Surplus
Authorized:					
Unlimited common shares without par value					
Issued and fully paid:					
Balance – April 30, 2007	196,062,873	$	201,387	$	8,537
Issued for properties *(Note 8b)*	2,200,000		2,134		-
Issued as an interest payment *(Note 12)*	604,900		600		-
Return to treasury *(Note 6)*	(26,700)		-		-
Stock-based compensation	-		-		414
Share issuance costs	-		(67)		-
Balance – July 31, 2007	198,841,073	$	204,054	$	8,951

In March 2007, Ashton paid approximately $945,000 in respect of dissenting shareholders. As part of this settlement, a total of 95,980 Stornoway common shares were returned to treasury between April and June 2007.

b) **Flow-through Funds**

The Company is required to spend the following on CEE (*expressed in thousands of dollars*):

Flow-through funds on hand at April 30, 2007	$	10,663
Expenditures to July 31, 2007		(4,594)
Flow-through funds on hand at July 31, 2007	$	6,069

To finance eligible CEE, the Company raised $22,581,000 between October 2005 and April 2007. These funds are restricted for use in incurring CEE as defined in the Income Tax Act. The majority of these funds must be spent prior to December 31, 2008.

c) **Stock Option Plan**

At the Company's Annual General Meeting of Shareholders held September 11, 2007, disinterested shareholders approved an amendment to the Company's existing Stock Option Plan (the "Plan") to fix the maximum number of common shares available for issuance under the Plan at 19,884,107. This represents 10% of the Company's issued and outstanding common shares as at August 14, 2007. Formerly, a total of 7,263,420 common shares had been reserved for issuance, excluding the Ashton and Contact stock options that were converted to stock options of the Company as part of the acquisitions completed *(Note 6)* during the year ended April 30, 2007. The Ashton and Contact options were converted into options of the Company pursuant the take-over bids completed during the year ended April 30, 2007 and were not considered to be "new" option grants under the terms of the Company's stock option plan. The converted options fall within the amended plan maximum.

In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.

9. Share Capital - *Continued*

d) A summary of the Company's outstanding options is as follows:

	Number of Options		Weighted Average Exercise Price
Balance April 30, 2007	11,830,516	$	1.52
Cancelled	(119,125)		1.52
Expired	(56,250)		1.36
Balance July 31, 2007	11,655,141	$	1.53
Number of options currently exercisable	10,492,308	$	1.57

e) As at July 31, 2007, the Company had the following stock options outstanding:

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$ 0.85 ~ $ 1.43	8,118,590	$ 1.12	3.53 years
$ 1.53 ~ $ 2.78	3,132,991	$ 1.87	2.42 years
$ 4.86 ~ $ 7.42	403,560	$ 7.13	5.15 years
	11,655,141		

There were no stock options granted during the period ended July 31, 2007 (July 31, 2006 – Nil).

f) A summary of the Company's outstanding warrants is as follows:

	Number of Warrants		Exercise Price	Expiry Date
Balance April 30, 2007	10,742,000	$	1.42	Weighted Average Exercise Price
Expired *(Note 6)*	(2,500,000)	$	1.30	May 19, 2007*
Balance July 31, 2007	8,242,000	$	1.46	Weighted Average Exercise Price

*On May 18, 2007, the expiry date for these warrants was extended by one month to June 19, 2007. On June 19, 2007, the warrants expired without exercise.

9. Share Capital - *Continued*

g) **Stock-Based Compensation**

The fair value of each option grant that has vested during the current period is estimated on the date of grant using the Black-Scholes Option Pricing Model, with the following weighted average assumptions:

	Year Ended April 30, 2007
Risk-free interest rate	3.9% - 4.1%
Expected dividend yield	NIL
Expected stock price volatility	48% - 79%
Expected option life in years	3 - 5 years

During the year ended April 30, 2007, the Company granted options to purchase up to 2,617,000 shares of the Company's stock to employees and non-employees at exercise prices of $1.02, $1.13 and $1.25. The Company used the Black-Scholes Option Pricing Model to estimate a fair value for these grants. Because a portion of the options granted were subject to vesting provisions, $322,000 of the total estimated value of $1,639,000 has been recorded as stock-based compensation expense and $92,000 has been capitalized to resource property costs for the period ended July 31, 2007.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

10. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a) As at July 31, 2007, the amounts due to related parties consisted of the following *(expressed in thousands of dollars)*:

	July 31, 2007	April 30, 2007
International Northair Mines Ltd., a company with an officer in common	$ -	$ 71
Strongbow Exploration Inc., a company with a director in common	2	191
	$ 2	$ 262

These amounts are non-interest bearing, unsecured and are due on demand.

b) Pursuant to an amended agreement with International Northair Mines Ltd. ("Northair"), a company with an officer in common, the Company pays a monthly administrative fee for office space and reimburses Northair for administrative services and supplies as incurred. Either party can terminate the agreement by giving three months written notice prior to the anniversary date. During the current fiscal period, administrative fees and rent totalling $2,100 (July 31, 2006 - $11,550) was paid to Northair for its services.

c) During the period ended July 31, 2007, the Company paid $36,448 (July 31, 2006 - $50,978) for shared technical services and rent to Strongbow Exploration Inc.

10. Related Party Transactions - *Continued*

d) During the period ended July 31, 2007, the Company entered into a sub-lease agreement with Agnico-Eagle Mines Ltd. ("Agnico-Eagle"), a significant shareholder and a company with a director in common, for additional premises. The Company is committed to annual lease payments of approximately $105,000 in respect of these premises through June 30, 2010. A portion of these payments may be recovered through sub-leases. During the period ended July 31, 2007, the Company also engaged Agnico-Eagle to prepare a pre-feasibility study at the Renard Project (Foxtrot Property).

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. Income Taxes

a) Reconciliation of accounting and taxable income *(expressed in thousands of dollars)*:

	For the Three Months Ended July 31, 2007		For the Year Ended April 30, 2007	
Earnings (loss) before income taxes	$	**(6,490)**	$	(21,710)
Canadian federal and provincial income tax rates		**33.00%**		33.00%
Income tax recovery based on the above rates		**(2,142)**		(7,164)
Increase (decrease) due to:				
Non-deductible expenses and other permanent differences		**106**		569
Losses and temporary differences for which no future income tax asset has been recognized		**279**		5,744
Income tax benefit recognition on the issuance of flow-through shares		**-**		(1,294)
Income tax recovery	**$**	**(1,757)**	$	(2,145)

b) As at April 30, 2007, the Company has non-capital losses of approximately $22,617,000 (April 30, 2006 - $4,264,000), which can be used to reduce taxable income. These loss carry forwards *(expressed in thousands of dollars)* expire as follows:

2008 to 2009	$	1,654
2010 to 2015		9,012
2016 to 2020		1,489
2021 to 2025		457
2026		7,053
2027		2,952
	$	22,617

11. Income Taxes - *Continued*

c) Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates are as follows (*expressed in thousands of dollars*):

		July 31, 2007		April 30, 2007
Future income tax assets				
Non-capital losses	$	7,806	$	7,182
Capital losses		461		461
Property, plant and equipment		-		-
Financing fees		2,219		2,409
Resource property costs		4,636		4,919
Other		269		264
Total future tax assets		15,391		15,235
Valuation allowance		(11,333)		(11,195)
Net future income tax assets	$	4,058	$	4,040
Future income tax liabilities				
Resource property costs	$	26,553	$	27,749
Property, plant and equipment		12		162
Future tax liabilities		26,565		27,911
Future tax liability, net	$	22,507	$	23,871

Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Future income tax assets are recorded when it is more likely than not that they will be recovered in future periods.

12. Convertible Debentures

On March 16, 2007, the Company concluded a non-brokered sale of $20,000,000 in unsecured convertible debentures to Agnico-Eagle ($10,000,000) and Lorito Holdings Limited ($10,000,000), a Lundin Family Trust. The debentures mature March 15, 2009 and interest is payable under the debentures quarterly at 12% per annum. The Company issued two series of debentures, $10,000,000 in Series A Debentures that provide the Company may repay principal on the maturity date in cash or common shares of Stornoway ("Shares") at the Company's election and $10,000,000 in Series B Debentures that provide that the Company must repay principal on the maturity date in cash or Shares at the holder's election. If principal is paid in Shares, the Shares will be issued at a price of the lower of $1.25 and the five day volume weighted average price of the Shares ending three trading days before the payment date. The Company will have no right of prepayment. Interest payments may be paid in cash or in Shares, at the Company's election. If interest is paid in Shares, the Shares will be issued at a price of 95% of the five day volume weighted average price of the Shares ending three trading days before the payment date. The proceeds of the debenture financing were used to repay the bridge loan that was used to finance the acquisition of Ashton *(Note 6)*. In June 2007, the Company issued 604,900 common shares with a value of $0.9919 per share in settlement of the first quarterly interest payment.

The debentures have been segregated into the respective fair values of its debt and equity components on the date of issuance. The debt component, representing the value allocated to the liability at inception, is recorded as a long-term liability. The remaining component, representing the value ascribed to the holder's option to convert the principal balance into common shares, is classified in shareholder's equity as the "equity component of convertible debenture". Over the term of the debenture, the debt component will be accreted to the face value of the debentures by the recording of additional interest expense. The Company incurred financing fees of $78,000 in respect of the debt issuance, of which $6,000 has been amortized to the cost of the acquisition at July 31, 2007 (April 30, 2007 - $4,000).

12. Convertible Debentures - *Continued*

At issuance, the Company estimated the fair value of the conversion option by using the Black-Scholes option pricing model with the following assumptions: two-year estimated life, 42.2% volatility and a risk-free rate of 4.1%. *(Expressed in thousands of dollars):*

	July 31, 2007		April 30, 2007	
Principal amount	$	20,000	$	20,000
Less equity component of convertible debentures		(2,916)		(2,916)
Accreted interest		417		139
Financing fees *(Note 3)*		(67)		-
Liability component	$	17,434	$	17,223

13. Asset Retirement Obligations

Details are as follows:

	July 31, 2007		April 30, 2007	
Balance – beginning of the period	$	600	$	600
Accretion		17		-
Balance – end of the period	$	617	$	600

The Company has recorded an asset retirement obligation which reflects the present value of the estimated amount of undiscounted cash flow required to satisfy the asset retirement obligation in respect of the Foxtrot property in Quebec. The primary component of this obligation is the removal of equipment currently used at the site as well as costs associated with securing an underground shaft on the property. The expected timing of the asset retirement obligation expenditures range from 2008 to 2010 based upon the Company not going into production on the Foxtrot property. Should the Company go into production on the Foxtrot property, the obligation will be further into the future. The credit adjusted risk free rate at which the estimated cash flows have been discounted to arrive at the obligation is 12% and the undiscounted amount of estimated future cash flows is $722,000.

CICA Handbook Section 3110, "Asset Retirement Obligations" requires that the Company recognize an asset retirement obligation when a reasonable estimate of the fair value of that obligation can be estimated. The Company's exploration activities in various remote locations are supported by field camp sites that the Company is required to clean-up and remove prior to the Company terminating its interest in the underlying landholdings. At the present time for the majority of the Company's projects, the timing and extent of the clean-up and removal of the field camp sites is not determinable therefore, the fair value of this liability cannot be reasonably estimated. At the point where sufficient information is available so that the Company may reasonably estimate the fair value of the obligation, the Company will recognize a liability for the clean-up and removal of the field camp sites.

14. Supplemental Schedule of Non-Cash Investing and Financing Activities

(expressed in thousands of Dollars)

		July 31, 2007		July 31, 2006
Stock-based compensation included in resource properties	$	**92**	$	-
Issuance of shares for resource properties	$	**2,134**	$	570
Deferred exploration costs included in accounts payable	$	**2,730**	$	2,380
Deferred exploration costs included in accounts receivable	$	**1,970**	$	-
Issuance of common shares in settlement of an interest payment *(Note 12)*	$	**600**	$	-
Amortization included in resource property costs	$	**454**	$	18

15. Commitments

The Company has minimum commitments under its operating leases for its premises averaging approximately $405,000 per year until June 30, 2010 and averaging approximately $300,000 per year between 2010 and 2013.

In addition, the Company has GICs in the amount of $57,500 as collateral security for its corporate credit cards.

Ashton has a line of credit of up to $1.4 million to satisfy exploration bonding requirements and for the use of corporate credit cards. Short-term deposits equivalent to the utilization of the line of credit are provided as collateral security.

16. Subsequent Event

In August 2007, the Company issued 76,601 common shares to Bayswater pursuant to the Itza property option agreement *(Note 8f)*. The fair value of these shares at the date of issue was $49,025.

New release, filed September 11, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-36
September 11, 2007

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

QILALUGAQ DIAMOND EXPLORATION PROGRAM UPDATE
Four New Kimberlites Discovered, 27 Tonnes Collected

Stornoway Diamond Corporation (TSX-SWY) is pleased to provide an update on the 2007 diamond exploration program at the Qilalugaq Project, situated north of Repulse Bay in Nunavut.

Eira Thomas, CEO commented: "We made great progress during the summer, discovering four new kimberlites from prospecting and further confirming the high exploration potential of the property. Several priority targets have now been identified for drill testing in 2008."

During the recently completed 2007 field program Stornoway successfully:

- discovered four new kimberlites by prospecting (Naujaat 3 through Naujaat 6, inclusive)
- collected 26.9 tonnes from five kimberlites for macrodiamond recovery through a Dense Media Separation (DMS) plant, including:
    - 22.3 tonnes from the A28 pipe, part of the diamondiferous Q1-4 kimberlite cluster
    - 0.7 tonnes from Naujaat 1(discovered in 2006)
    - 1.0 tonnes from Naujaat 2 (discovered in 2006)
    - 1.8 tonnes from Naujaat 3 (discovered in 2007)
    - 1.1 tonnes from Naujaat 6 (discovered in 2007)
- submitted a further 600 kg of kimberlite from 13 different sites along the Naujaat 1-6 kimberlite bodies for caustic fusion analysis
- acquired more than 300 kg of other rock samples for additional work
- completed ground geophysics over 19 grids to define targets for future drilling
- collected over 800 till samples for indicator mineral processing

Prospecting activities undertaken during the summer 2007 program extended the strike length of the Naujaat 1 and Naujaat 2 kimberlite dykes, originally discovered during 2006, and identified four new kimberlite dykes, Naujaat 3 through Naujaat 6, inclusive. The Naujaat 1 and 2 dykes occur in the immediate vicinity of 5 of the 10 known kimberlite pipes, extending over strike lengths of 3.2 and 1.4km, respectively. At the west end, Naujaat 2 appears to merge with Naujaat 1, and may be a splay off the host structure.

The four newly discovered kimberlite bodies are also thought to be dyke-like in character and occur to the west of the Naujaat 1 and 2 dykes. Collectively, the Naujaat 1 to Naujaat 6 bodies and the 10 known kimberlite pipes, suggest the presence of a 26 km long, structurally favourable belt that has been exploited by kimberlite magmas rising from the mantle. The 10 diamondiferous kimberlite pipes identified by BHP Billiton and the Naujaat 1 and 2 dykes occur in the eastern half of this favourable belt. Stornoway believes that there is the potential for unrecognized kimberlite pipes in the western part of this structure, based on the recently recognized association of kimberlite dykes with some of the eastern pipes, the discovery of four new dykes to the west, confirmed ground geophysical targets and unsourced indicator mineral distribution trains with mineral chemistry suggesting derivation from the diamond stability field. (Click here for map showing kimberlite distribution).

The following table summarizes the characteristics of the six Naujaat kimberlite bodies discovered by Stornoway, as currently understood. No drilling or mechanized trenching has been undertaken on these features. Surface expressions of kimberlite subcrop, float boulders and disaggregated frost heaved 'green tills' are exposed intermittently along the host structures and lateral continuity is not assured. Similarly,

reported widths are based on widths of the host structure, where constrained by outcropping country rock, and may not reflect true width of the kimberlite body. Many of the structures are open along strike and have not been completely prospected.

Kimberlite	Discovery Date	Prospected Length (subcrop, float, etc.)	Width of Host Structure	Orientation	Diamondiferous	Wt. of Material Collected in 2007(kg) for Caustic	Wt. of Material Collected in 2007 (kg) for DMS
Naujaat 1	2006	3160 m	4.5 m west end 1.5 m east end	west-northwest	yes[1]	143	736
Naujaat 2	2006	1400 m	2.3m	west-northwest	yes[2]	50	1089
Naujaat 3	2007	3000 m	5m	west west-northwest	unknown	204	1924
Naujaat 4	2007	100 m	unknown	west-northwest	unknown	122	0[3]
Naujaat 5	2007	2000m	4 m	east to west	unknown	0[4]	0[4]
Naujaat 6	2007	500 m	3 m	east to west	unknown	142	1129

[1] see SWY Press Release May 14, 2007

[2] Company AIF July 25, 2007

[3] no sample for DMS due to time constraints

[4] represented only by disaggregated material- no fresh rock available for DMS sampling

Stornoway collected a 4.2 tonne sample by hand pitting of the subcropping A28 kimberlite body in 2006. This sample was submitted for Dense Media Separation (DMS) and a diamond content of 0.328 carats per tonne (cpt), including a 0.587 carat stone, has been previously reported (SWY press release dated May 14, 2007). BHP Billiton previously collected a 9.6 tonne sample from the same body by drilling and derived a grade of 0.26 cpt (greater than 0.85mm square mesh). The reason for the apparent difference in grade is not known at the present time. During 2007, Stornoway excavated approximately 22.3 tonnes of kimberlite from the A28 kimberlite pipe by hand pitting. This material will be submitted for DMS processing to establish diamond content, with results reported as available.

The 1.04 million acre Qilalugaq Project is located in eastern Nunavut immediately north of the community of Repulse Bay and is covered by terms of an option agreement between Stornoway and BHP Billiton. Stornoway can earn 50% in the project from BHP Billiton by spending $9 million before December 31, 2011. The property hosts 16 kimberlites, including the 14 ha Q1-4 bodies, currently the largest known kimberlite in the eastern Arctic and the subject of a previous large scale sampling program by BHP Billiton.

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol. (NT/NU), Vice President, Exploration, a Qualified Person under NI 43-101.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact the Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed September 6, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

TSX: SWY
SWY 07-35
September 06, 2007

AVIAT'S EASTERN SHEET COMPLEX POINTS TO SIGNIFICANT TONNAGE
Stornoway Completes 74 Tonne Mini-bulk Sample

Stornoway Diamond Corporation (TSX-SWY) is pleased to provide an update on the 2007 diamond exploration program at the Aviat Project, situated on the Melville Peninsula in Nunavut. This summer's exploration program has helped to further delineate and extend a series of stacked, flat lying kimberlite sheets up to approximately 7 m thick, significantly enhancing the tonnage potential at Aviat. Discovery of the AV9 kimberlite pipe was previously announced (SWY press release dated August 23, 2007) and as of this date approximately 422 kg of split core from AV9 has been submitted for caustic fusion analysis to establish preliminary diamond content. Results will be reported when available. AV9 lies four kilometers east-southeast of the diamondiferous AV1 kimberlite pipe, which has previously returned a diamond content of 0.83 carats per tonne (SWY press release dated October 21, 2004). A map of the area showing the distribution of the kimberlites will be posted at http://www.stornowaydiamonds.com/exploration/melville_district/.

The field component of the 2007 Aviat exploration program has been completed. In addition to discovery of the AV9 pipe, Stornoway also successfully:

- completed 45 diamond drill holes for a total of 4,828 m of core
- intersected kimberlite in 36 of the 45 holes
- obtained consistent kimberlite intersections within a 1.5 km^2 area of the Eastern Sheet Complex
- submitted 419 kg of drill core from the Eastern Sheet Complex for caustic fusion
- collected over 70 tonnes of kimberlite from three Aviat kimberlites for macrodiamond recovery through a Dense Media Separation (DMS) plant:
    - 44.6 tonnes from the AV1 kimberlite
    - 27.4 tonnes from the AV2 kimberlite
    - 2.05 tonnes from the AV8 kimberlite
- collected 1,177 till samples for indicator mineral processing
- acquired more than 600 other surface samples for future work

Eira Thomas, CEO, noted that "the continuity of the eastern stacked kimberlite sheets, coupled with the discovery of the AV9 pipe and the presence of other unsourced indicator mineral anomalies within the Tremblay Corridor, demonstrates the potential for both significant tonnage and continued exploration success at the Aviat Project. Diamond results from this year's caustic fusion and mini-bulk sampling work will help to further evaluate the project's economic potential."

Drilling activities in 2007 focused on the Eastern Sheet Complex, previously thought to comprise eight kimberlite sheets (see SWY press release dated October 11, 2006). Current interpretation suggests that the AV2 Lower, AV6, AV7, AV7E and certain other intersections belong to a single, sheet-like kimberlite body (AV267). This sheet presently extends over approximately 2km strike length with a true thickness of about 3m (ranging from 2.5 to 4.0m) in most areas. The sheet appears to thicken from northeast to southwest, achieving widths of up to 7m. Assuming the interpretation above is correct, and with reference to previously reported mini-bulk sample results from individual surface occurrences (see AV67 results in press release dated October 11, 2006), this sheet has a preliminary diamond content of approximately 0.86 carats per tonne (based on >0.85 mm square sieve). The other stacked kimberlites of the Eastern Sheet Complex (AV2 Upper, AV3, AV5, AV8 Upper, AV8 Middle and AV8 Lower) were not tested by the 2007 drill program.

Three roughly rectangular and contiguous 'blocks' of kimberlite within the AV267 sheet have been tested with an irregular drill pattern. The first block (9 noles in kimberlite), tested over a strike length of about 900m and down dip for about 350m, represents a body striking at about 100 degrees and dipping about 8 degrees to the southwest. The second block (tested by some 12 holes that intersected kimberlite), has a strike of 800m and a down dip extension of about 500m. This block strikes at 065 degrees and dips 8-10 degrees to the southeast. Both of these 'blocks' are open down dip. To the east, a third block of kimberlite (contiguous with the other two, and with a 065 degree strike and 8-10 degree southeast dip) has been intersected over an area of about 800x400m - drilling here suggests the sheet pinches out both along strike and down dip. Changes in strike/dip of the blocks are currently attributed to flexures or 'roll-overs' of the kimberlite sheet following reasonably predictable zones of pre-existing weakness within the gneissic host rocks. A 3m thick sheet-like kimberlite body was also intersected on the west side of the regional fault that hosts the AV1 and AV9 kimberlites, and which is believed to have influenced emplacement of the other Aviat kimberlite pipes and sheets. This 3m intersection occurs some 50m deeper than the sheet on the east side of the fault (possibly as a function of 'stepping' up/down across the fault during emplacement) and requires additional drilling to determine the lateral extent.

The 2.2 million acre Aviat Project is located in eastern Nunavut on the Melville Peninsula and is a joint venture between Stornoway (74.1%), BHP Billiton (15.9%) and Hunter Exploration Group (10%).

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol. (NT/NU), Vice President, Exploration, a Qualified Person under NI 43-101.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact the Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed August 23, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-34
August 23, 2007

Suite 860 - 625 Howe Street
Vancouver BC V6C 2T6 Canada
Tel: 604.331.2259 Fax: 604.689.5041

NEW KIMBERLITE PIPE DISCOVERED AT AVIAT

Stornoway Diamond Corporation (TSX-SWY) is pleased to announce that a new kimberlite pipe has been discovered from drilling on the Aviat Project, situated on the Melville Peninsula in Nunavut. This new pipe, known as AV9, represents the third pipe-like body identified within Aviat's Tremblay Corridor where a total of twelve significantly diamondiferous kimberlites have now been discovered. AV9 lies four kilometers east-southeast of the diamondiferous AV1 kimberlite pipe, which has previously returned a diamond content of 0.83 carats per tonne (SWY Press Release of October 21, 2004).

Stornoway's CEO Eira Thomas stated: "The AV9 kimberlite pipe was discovered as a result of a concerted effort to identify the source of a high priority indicator mineral and diamondiferous boulder train within Aviat's 'Eastern Sheet Complex'. Drilling to date, including two separate 87 meter intersections, has not constrained the size of this prospective body which contains abundant indicator minerals and mantle nodules. The discovery of a new kimberlite pipe within four kilometers of the AV1 and AV4 pipes demonstrates the continuing exploration potential of the Tremblay Corridor and adds exciting kimberlite tonnage potential to the project."

AV9 is situated along the same regional structural feature that hosts the AV1 kimberlite, and which is believed to have influenced emplacement of the other Aviat kimberlite pipes and sheets. Approximately 262 meters of kimberlite core from the AV9 body have been recovered from four drill holes. Most of this material came from the first three holes on the body (331 meters total drilling); the fourth hole (26 meters total drilling) could not be completed because of regulatory time constraints with the drill contractor. Preliminary field logging describes AV9 as a transitional kimberlite pipe, containing both macrocrystic hypabyssal and transitional hypabyssal breccia phases. Indicator minerals and mantle nodules have been visually identified within the core. Kimberlite was intersected within a horizontal area measuring approximately 60 x 60 meters, and to a vertical depth greater than 100 meters, but neither the lateral nor vertical extent of AV9 are known at the present time. The third and fourth holes collared through approximately 15 meters of overburden directly into hypabyssal kimberlite. Core samples will be submitted for caustic fusion to establish preliminary diamond content once logging is complete, and results will be reported when available. Due to weather and logistical considerations, drilling will not recommence until the spring.

Other non-drill related exploration activities continue elsewhere on the Aviat Property, including mini-bulk sampling of known diamondiferous kimberlites, prospecting and till sampling. An update on all activities, including drilling within the eastern sheet complex, will be provided once the summer 2007 exploration is complete.

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol. (NT/NU), Vice President, Exploration, a Qualified Person under NI 43-101.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact the Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed August 22, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

RECEIVED

2007 SEP 18 P 1:11

TSX: SWY
SWY 07-33
August 22, 2007

Suite 860 - 625 Howe Street
Vancouver BC V6C 2T6 Canada
Tel: 604.331.2259 Fax: 604.689.5041

STORNOWAY CONFIRMS NO EXPOSURE TO ASSET BACKED COMMERCIAL PAPER

Stornoway Diamond Corporation (TSX-SWY) confirms that the Company has no exposure to asset-backed commercial paper.

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact the Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

Form of Proxy, filed August 17, 2007.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF STORNOWAY DIAMOND CORPORATION
TO BE HELD AT XCHANGE CONFERENCE CENTRE, 2ND FLOOR, 888 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA ON TUESDAY, SEPTEMBER 11, 2007, AT 10:00 AM

I/We being holder(s) of the Company hereby appoint:

Eira Thomas, a Director of the Company, or failing this person, **Matthew Manson**, a Director of the Company, or in the place of the foregoing, ***(print the name)*** ______________________________,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. Appointment of PricewaterhouseCoopers LLP as auditors of the Company.		N/A	
2. To authorize the Directors to fix the Auditors' remuneration.			N/A
3. To determine the number of Directors at seven.			N/A
4. To elect as Director, Catherine McLeod-Seltzer.		N/A	
5. To elect as Director, Peter Nixon.		N/A	
6. To elect as Director, Eira Thomas.		N/A	
7. To elect as Director, Yves Harvey.		N/A	
8. To approve, by an ordinary resolution of disinterested shareholders, an increase in the maximum aggregate number of common shares that may be issued pursuant to stock options issued under the Company's stock option plan and an increase in the number of common shares reserved for issuance pursuant to stock options issued under the Amended Plan such that the number of common shares reserved for issuance equals 19,884,107, being the maximum number allowable under the stock option plan.			N/A
9. To approve, by an ordinary resolution of disinterested shareholders, the amendment provisions of the Company's stock option plan.			N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed* by you, the holder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.
4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR**

   (b) ***appoint another proxyholder,*** who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person***. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.
8. **To be represented at the Meeting, proxies submitted must be received no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at http://webvote.pctc.com. ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.

Management information circular, filed August 17, 2007.

stornoway
DIAMOND CORPORATION

Unit 116-980 West 1st Street
North Vancouver B.C. V7P 3N4

INFORMATION CIRCULAR

(As at August 10, 2007, except as indicated)

Stornoway Diamond Corporation (the "Company") is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on September 11, 2007 and at any adjournments. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 2nd floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in this names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his

attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "shares"), of which 198,841,073 shares are issued and outstanding. Persons who are registered shareholders at the close of business on August 10, 2007 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, the following shareholders beneficially own, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company:

Name	*Number of Shares*	*% of Issued Shares*
Agnico-Eagle Mines Ltd.	26,108,142	13.1%
Rio Tinto Limited	25,559,725	12.9%

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument Form 51-102F6 (**"Statement of Executive Compensation" ("Form 51-102F6")**) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at April 30, 2007 and the other three most highly compensated executive officers of the Company as at April 30, 2007 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Eira M. Thomas CEO & Director	2007 2006 2005	178,125 165,000 165,000	50,000 Nil 8,333	3,587 2,183 1,973	300,000 150,000 487,510	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

NEO Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
D. Bruce McLeod CFO & Director[(1)]	2007 2006 2005	54,915 46,965 59,439	30,000 Nil Nil	Nil Nil Nil	50,000 150,000 487,150	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Mr. McLeod resigned as the CFO on April 27, 2007. Mr McLeod's salary was paid by International Northair Mines Ltd. ("Northair"). The Company reimbursed Northair for Mr. McLeod's services during the year ended April 30, 2007.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

NEO Name	*Securities Under Option/SARs Granted[(1)] (#)*	*% of Total Options/SARs Granted to Employees in Financial Year*	*Exercise or Base Price[(2)] ($/Security)*	*Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)*	*Expiration Date*
Eira M. Thomas CEO & Director	300,000	11.5%	$1.25	$1.14	1/19/12
D. Bruce McLeod CFO & Director	50,000	1.9%	$1.25	$1.14	1/19/12

(1) The options for common shares become exercisable on the date of grant subject to any vesting provisions imposed by the directors.

(2) The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX (the "Exchange") at the time of the grant of the option, less the maximum discount permitted under the regulations of the Exchange or such other price as may be agreed to by the Company and approved by the Exchange.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

NEO Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized[(1)] ($)*	*Unexercised Options/ SARs at Financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/SARs at Financial Year-End[(1)] ($) Exercisable/ Unexercisable*
Eira M. Thomas CEO & Director	Nil	Nil	737,510/200,000	Nil/Nil
D. Bruce McLeod CFO & Director	150,000	$75,000	397,677/33,333	$11,000/Nil

(1) Dollar value is equal to column (b) times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

Option and SAR Repricings

No options were repriced during the fiscal year ended April 30, 2007.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Composition of the Compensation Committee

The Compensation Committee, on behalf of the board of directors, monitors compensation of executive officers of the Company. Messrs. Peter Nixon, Anthony Walsh and Jeff Stibbard were members of the Compensation Committee during the year ended April 30, 2007. All members of the Compensation Committee are independent directors. The Compensation Committee periodically reviews the compensation paid to directors and management based on such factors as time commitment, comparative fees paid by similar companies in the industry and level of responsibility.

Report on Executive Compensation

The Company's executive compensation program is supervised by the Compensation Committee of the Board of Directors. The Compensation Committee has, as part of its mandate, responsibility for reviewing recommendations from management for subsequent approval by the Board of Directors with respect to the appointment and remuneration of executive officers of the Company. The Compensation Committee also monitors the performance of the Company's executive officers and reviews the design and competitiveness of the Company's executive compensation plans.

Executive Compensation Program

The Company's executive compensation program is based on a pay for performance philosophy. It is comprised of three elements:

1. base salaries which are set at levels which are competitive with the base salaries paid by corporations of a comparable size within the resource exploration industry and with operations at approximately the same state, thereby enabling the Company to compete for and retain executives critical to the Company's long term success;

2. annual bonuses which are considered from time to time, based on individual and corporate performance criteria; and

3. share ownership opportunities through a stock option plan which provides additional incentive and aligns the interests of executive officers with the longer term interests of shareholders.

As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) as the mix of total compensation shifts towards a greater emphasis on bonus and stock options, thereby increasing the mutual interest between executive officers and shareholders. The level of base salary for each employee within a specified range is determined by past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Compensation Committee's recommendations for base salaries and bonuses, if any, for the executive officers, are submitted to the Board of Directors of the Company for approval.

Stock Options

The Company's Stock Option Plan (the "Stock Option Plan") is administered by the Board of Directors. The Compensation Committee makes recommendations to the Board for grants of stock options under the Stock Option Plan. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.

The number of stock options which may be issued under the current Stock Option Plan in aggregate and in respect of any fiscal year is limited under the terms of the current Stock Option Plan and cannot be increased without shareholder approval. Stock options usually have a five year term, and are exercisable at the market price (as defined in the Stock Option Plan) of the Company's common shares on the date of grant. A holder of stock options must be a director, officer or employee of or consultant to the Company or its associated, affiliated, controlled or subsidiary companies in order to exercise stock options.

Compensation of the Chief Executive Officer

The Summary Compensation Table summarizes the compensation data for the Chief Executive Officer and other Named Executive Officers.

The individual performance of the Chief Executive Officer is measured against the goals, objectives and standards set annually between the Chief Executive Officer and the Compensation Committee. The goals include both financial and non-financial dimensions, covering performance in the following areas:

financial performance, marketing, operations, human resources management, technology and information infrastructure management, strategic planning and corporate governance.

Ms. Eira Thomas is the President and Chief Executive Officer of the Company. Based on a review of the foregoing, the Compensation Committee rates the performance of Ms. Thomas annually and recommends to the Board of Directors her compensation based on her and the Company's performance.

Ms. Thomas receives a base salary and is eligible for short term incentive compensation and long term incentive compensation. Based on a survey of compensation levels of Chief Executive Officers of companies of similar size and nature, the committee established a base salary of $210,000 for the year ended April 30, 2007. Ms. Thomas was paid a bonus of $50,000 during the most recently completed fiscal year, but did not receive any other short term or long term incentive payments during the recently completed fiscal year.

Other Compensation

The Company and its subsidiaries have no compensation agreements other than those already disclosed herein.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the common shares of the Company, for the last five years, with the cumulative total return of the TSX 300 composite index. The common share trading data is as reported by the Exchange. The value of each year represents the closing price as of April 30, 2007 on that year. In July 2003, the Company changed its year end from December 31 to April 30.


Shareholder Return Performance Graph
450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0.000
April 2002
April 2003
April 2004
April 2005
April 2006
April 2007
The S&P/TSX Composite Index
Stornoway Diamond Corp.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most

recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Company granted stock options to the Directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	*Securities Under Options Granted*[(1)] *(#)*	*% of Total Options Granted to All Employees in the Financial Year*	*Exercise or Base Price*[(2)] *($/Securities)*	*Market Value of Securities Underlying Options on the Date of Grant ($/Security)*	*Date of Grant*	*Expiration Date*
Peter Nixon	25,000	1.0%	$1.25	$1.14	01/19/07	01/19/12
Anthony Walsh	25,000	1.0%	$1.25	$1.14	01/19/07	01/19/12
Jeff Stibbard	25,000	1.0%	$1.25	$1.14	01/19/07	01/19/12
John Robins	25,000	1.0%	$1.25	$1.14	01/19/07	01/19/12
Catherine McLeod-Seltzer	25,000	1.0%	$1.25	$1.14	01/19/07	01/19/12
Matt Manson	800,000	30.6%	$1.25	$1.14	01/19/07	01/19/12
David Garofalo	300,000	11.5%	$1.25	$1.14	01/19/07	01/19/12

(1) The options generally become exercisable on the date of grant subject to any vesting provisions imposed by the board of directors.

(2) The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes relevant information as of April 30, 2007 with respect to compensation plans under which equity securities are authorized for issuance.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights*	*Weighted average exercise price of outstanding options, warrants and rights*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)*
Equity compensation plans approved by security holders	7,263,420	$1.22	755,457
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	7,263,420		755,457

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND EXECUTIVE OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries, except as previously disclosed in the Company's continuous disclosure record available on SEDAR.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are performed to any substantial degree by a person other than the Directors or executive officers of the Company or its subsidiaries.

Pursuant to an amended agreement with Northair, a company with directors and officers in common, the Company pays a monthly administrative fee for office space and reimburses Northair for administrative services and supplies as incurred. Either party can terminate the agreement by giving three months written notice prior to the anniversary date. During the current fiscal year, administrative fees and rent totalling $46,200 (2006 - $27,000) was paid to Northair for its services.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

AUDIT COMMITTEE

Information relating to the Audit Committee of the Company can be found in the Company's Annual Information Form dated July 25, 2007 available at www.sedar.com.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's current Board consists of nine directors, five of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Messrs. Peter Nixon, John Robins, Tony Walsh, Jeff Stibbard and David Garofalo are independent. The following directors not independent:

- Mr. D. Bruce McLeod as he is the former Chief Financial Officer of the Company.
- Ms. Catherine McLeod-Seltzer as she is the sister of D. Bruce McLeod, former Chief Financial Officer of the Company
- Ms. Eira Thomas as she is the Chief Executive Officer of the Company.
- Mr. Matt Manson as he is the President of the Company.

Management Supervision by Board

Due to the size and stage of development of the Company, and the make-up of the existing Board, the Board has deemed it to be impractical at this time to maintain a Board which consists of a majority of independent directors. Recognizing the importance of Board independence, and anticipating continued growth in the company's activities; the Board continues to assess the need for additional independent and unrelated directors.

The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management. The independent directors are however able to meet at any time without any members of management including the non-independent directors bring present.

Further supervision is performed through the audit committee which is composed entirely of independent directors who meet with the Company's auditors without management being in attendance. The audit committee has direct communication channels with the Controller of the Company and its external auditors to discuss and review specific issues as appropriate. The audit committee duties include oversight responsibility for management reporting on internal control.

The Company has also established a compensation governance committee composed entirely of independent directors.

Although the chair of the Board, Catherine McLeod-Seltzer, is not independent, she is also not a member of management. The Board has no specific procedures in place to provide leadership to its independent directors. However, through participation in the audit and compensation committees, independent members are provided an opportunity to meet and discuss issues relevant to the Company.

Individual directors, or committees of the Board, may, in appropriate circumstances, engage outside advisors at the Company's expense subject to approval of the Board or an appropriate committee of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Participation of Directors in Board Meetings

In the year ended April 30, 2007, nine board meetings were held. The attendance record of each director for the board meetings held is as follows:

Name of Director	*Number of Board Meetings Attended in the Most Recently Completed Financial Year*
Bruce McLeod	8
Catherine McLeod-Seltzer	8
Peter Nixon	9
Antony Walsh	9
Jeff Stibbard	8
Eira Thomas	9
John Robins	6
Matt Manson	1[(1)]
David Garofalo	5[(2)]

(1) Matt Manson was appointed a director of the Company at a directors' meeting held on March 3, 2007 at which meeting he was in attendance, which was the last meeting for the financial year ended April 30, 2007.

(2) David Garofalo was appointed a director of the Company on November 16, 2006 and was in attendance at every meeting after that date.

Board Mandate

The Board has not adopted a formal mandate. The Board has adopted, on an informal basis, the following roles and responsibilities.

In general, the Board:

- performs its duties and responsibilities in accordance with the laws of the jurisdiction of incorporation of the Company;
- oversees and monitors the performance of the Company in the context of the long term interests of its shareholders;
- promotes a culture of integrity; and
- together with management of the Company, develops a process for the timely and accurate disclosure of information which is material to the Company.

Specifically, the Board:

- is responsible for the stewardship of the Company and has final accountability for the governance of the Company's business;

- is actively involved in the adoption of the Company's strategic plan by working with management to determine how the strategic plan is implemented and taking responsibility for monitoring the implementation of that plan;
- has delegated the day-to-day management of the business and affairs of the Company to the senior management of the Company, subject to compliance with strategic and capital plans approved from time to time by the Board;
- is responsible for succession planning, including the recruitment, training, supervision, compensation and performance assessment of senior management of the Company;
- keeps its shareholders informed through its interim statements and annual reports and maintains a website that is designed to provide summary information on the Company, as well as easy access to press releases and regulatory filings; and
- monitors and assesses the integrity of the internal controls and management information systems designed and implemented by management.

Position Descriptions

The Board has not adopted position descriptions for the Chair of the Board or for the chairs of each of its committees. The chair of the Board takes guidance from the informal roles and responsibilities adopted by the Board (described above). The chairs of the committees take guidance from the mandates adopted by each committee.

The Board has not adopted position descriptions for the CEO, however, through the Compensation Committee, discusses with the Chief Executive Officer her role, including the limits of management's responsibilities and the corporate objectives against which her performance is measured.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members spend considerable time with senior management becoming familiar with the operations and internal controls of the Company.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board has not adopted a formal Code of Conduct.

The Board of Directors seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board:

- encourages management to consult with legal and financial advisors to ensure the Company is meeting those requirements.
- is cognizant of the Company's timely disclosure obligations and reviews material disclosure documents such as financial statements and Management's Discussion and Analysis prior to their distribution.
- relies on its Audit and Risk Management Committee to annually review the systems of internal

financial control and discuss such matters with the Company's external auditor.

- actively monitors the Company's compliance with the Board's directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.
- has established a 'whistleblower' policy which details complaint procedures for financial concerns.

The Board has adopted a Corporate Disclosure, Confidentiality and Employee Trading Policy governing the timeliness and content of the Company's disclosure. The purpose of this Policy is to clearly outline procedures and practical guidelines for the consistent, transparent, regular and timely public disclosure and dissemination of material and non-material information about the Company and its subsidiaries and rules regarding employee trading in the Company's securities.

The Board has also adopted a Trading Policy for Directors, Officers and Employees of the Company which summarizes the various insider trading requirements as set forth in securities laws and regulations, a Confidential Policy for Temporary Employees, a Treasury Policy; an Environmental Policy and a Safety Policy .

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Board considers the size of the Board on a regular basis and has determined seven as an appropriate number of members for the Board for the ensuing year. The members of the Board of Directors have been chosen on the basis of their skill, expertise and experience in the resource exploration industry and other businesses as well as their ability to actively contribute on the broad range of issues with which the Board or the Company must deal.

The Company's Corporate Governance and Nominating Committee assumes responsibility for, among other things, assessing the size and makeup of the Board of Directors. The Committee is responsible for proposing new nominees to the Board when deemed necessary, and for the evaluation and assessment of Directors on an regular basis.

Compensation of Directors and the CEO

The Board of directors, through the Compensation Committee, reviews the adequacy and form of compensation of directors and ensures that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Compensation Committee consists of Jeff Stibbard (Chairman), Peter Nixon and Anthony Walsh, all of whom are independent directors. The Compensation Committee determines the salary and benefits of the Chief Executive Officer of the Company, determines the general compensation structure, policies and programs of the Company, makes recommendations to the Board on the Company's stock option plan and delivers an annual report to shareholders on executive compensation.

To determine compensation payable, the Compensation Committee reviews compensation paid to directors and CEO's of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide both an incentive and compensation for the time and effort expended by the directors and senior management while taking into

account the financial and other resources of the Company. In setting the compensation, the Compensation Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

The Committee has concluded and the Board has agreed, that the Company should direct its financial resources to its exploration activities and, as a result, the directors receive no cash compensation for their efforts. In return for their services as directors, Board members receive incentive stock options.

Other Board Committees

The Company has the following committees in addition to the Audit and Compensation Committees:

Corporate Governance and Nominating Committee

The Company's Corporate Governance and Nominating Committee is responsible or developing, making recommendations to the Board with regard to, and monitoring the implementation of the Company's approach to governance issues. This committee considers best practices among major Canadian companies to ensure the Company continues to attain high standards of corporate governance.

The Corporate Governance and Nominating Committee is currently comprised of Peter Nixon (Chairman), Catherine McLeod-Seltzer, David Garofalo and John Robins. Messrs. Nixon, Robins and Garofalo are independent directors.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee monitors compliance with environmental and safety standards and sets environmental and safety policy. The members of the Environmental, Health and Safety Committee currently includes D. Bruce McLeod, Jeff Stibbard, and Matt Manson.

Corporate Disclosure Committee

The Corporate Disclosure Committee establishes and monitors company disclosure policy. The members of the Corporate Disclosure Committee are Eira Thomas (CEO), Matt Manson (President), Robin Hopkins (Vice President Exploration), Zara Boldt (Vice President Finance) and Nick Thomas (Investor Relations Manager).

The Company also has an individual responsible for investor relations who is responsible for communicating with and answering questions from investors and financial analysts.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Company currently has informal evaluations in place. The Corporate Governance and Nominating Committee has under consideration the development of an effective program for the evaluation of the effectiveness of the Board, its committees and individual directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at seven.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, and each other person whose term of office as a director will continue after the Meeting, is as follows:

Name, Jurisdiction of Residence and Position(1)	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed*(2)
Catherine McLeod-Seltzer(4) Co-Chairperson & Director British Columbia, Canada	Chairman of Pacific Rim Mining Corporation and officer since 1997; Chairman of Bear Creek Mining Corporation; Director of Miramar Mining Corporation and Kinross Gold Corporation	Since July 16, 2003	1,512,604
Peter B. Nixon(3)(4)(6) Director Ontario, Canada	Director of Reunion Gold Corp., Miramar Mining Corp., Dundee Precious Metals and Kimber Resources Inc.	Since March 19, 2003	Nil
Eira Thomas CEO & Director British Columbia, Canada	Geologist; CEO Of the Company; also Director of Strongbow Exploration Inc., since 1998, Suncor Energy Inc. since April 2006 and Fortress Minerals Ltd. since 2004.	Since July 16, 2003	2,031,324
Yves Harvey Nominee Director Quebec, Canada	Businessman; Executive director of COREC, a minerals industry research laboratory; formerly President and executive director of SOQUEM from 1991 to 2006.	Nominee	Nil

(1) The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at August 10, 2007, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(3) Member of Audit and Risk Management Committee.

(4) Member of Corporate Governance and Nominating Committee.

(5) Member of the Environmental, Health and Safety Committee.

(6) Member of the Compensation Committee.

Persons Continuing as Directors

The following table sets out the names of the persons whose terms of office as a director will continue, and other information concerning their occupations and shareholdings.

Name, Jurisdiction of Residence and Position[(1)]	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed[(2)]*
Anthony Peter Walsh[(3)(6)] Director British Columbia, Canada	Chartered Accountant; President, CEO and Director of Miramar Mining Corporation; Director of Axmin Inc. and Minieres du Nord Ltd.	Since August 2004	35,000
John E. Robins[(4)] Director British Columbia, Canada	Professional Geologist; Co-Chairman & Director, Committee Bay Resources; Director of Troon Ventures Ltd. and Tenajon Resources Corp.	Since January 1999	801,974
David Garofalo[(3)(4)] Director Ontario, Canada	Chartered Accountant; CFO, Agnico-Eagle Mines Ltd.	Since November 2006	10,000

(1) The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at August 10, 2007, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(3) Member of Audit and Risk Management Committee.

(4) Member of Corporate Governance and Nominating Committee.

(5) Member of the Environmental, Health and Safety Committee.

(6) Member of the Compensation Committee.

No proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

 (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

 (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

 (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or

instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The proposed directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	*Name of Other Reporting Issuer*
Anthony Walsh	Miramar Mining Corporation MDN Inc. Palmarejo Gold and Silver Corp. Queensland Minerals Ltd. Axmin Inc.
John E. Robins	Brilliant Mining Corp. Committee Bay Resources Ltd. Full Metal Minerals Ltd. Kaminak Gold Corporation Stornoway Diamond Corporation Tenajon Resources Corp. Troon Ventures Ltd. Grayd Resource Corporation
Catherine McLeod-Seltzer	Pacific Rim Mining Corporation Bear Creek Mining Corporation Miramar Mining Corporation Kinross Gold Corporation
Peter Nixon	Reunion Gold Corp. Miramar Mining Corp. Dundee Precious Metals
Eira Thomas	Strongbow Exploration Inc. Suncor Energy Inc. Fortress Minerals Corp.

Appointment of Auditor

Staley Okada & Partners LLP and PricewaterhouseCoopers LLP, Chartered Accountants, combined their practices under the name PricewaterhouseCoopers LLP in August 2006. PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Amendment of Stock Option Plan

The Company's current stock option plan is the Amended 2003 Stock Option Plan (the "**Existing Plan**" or "**Plan**") which was approved by the shareholders of the Company at its 2005 annual general meeting held on August 22, 2005. Pursuant to the Existing Plan and as at the date of this Information Circular, the Company has outstanding stock options for an aggregate of 6,443,296 shares.

The following table describes the options that have been approved by shareholders and are issued and outstanding under the Existing Plan and issued outside of the stock option plan, representing those stock

options of the Company that which were issued upon the conversion of the Ashton Mining of Canada Inc. and Contact Diamond Corporation stock options:

Plan	*Number of shares authorized for issuance under the Plan*	*Number of options issued and outstanding / percentage of issued capital*
Existing Plan	7,263,420	6,443,296 / 3.2%
Existing Ashton Options	-	3,981,500 / 2.0%
Existing Contact Options	-	1,368,720 / 0.7%

The Board of Directors of the Company has approved an amendment to the Existing Plan (which, as amended, is referred to herein as the "**Amended Plan**") to: (i) increase the maximum number of shares available for issuance to 19,884,107 shares representing 10% of the Company's issued capital as at the date of this Information Circular; and (ii) to provide that the 636,500 options that were exercised under the Existing Plan be again made available for grant under the Amended Plan such that the number of shares reserved for issuance under the Amended Plan will be 19,884,107 (the "**Plan Maximum**"). All other provisions of the Existing Plan will remain in force unamended (except as described below under the heading "Approval of Amendment Provisions of Plan").

Based upon the issued capital of the Company as at the date of this Information Circular and the number of currently outstanding stock options, including the rollover into the Amended Plan of the stock options issued upon the conversion of the Ashton Mining of Canada Inc. and Contact Diamond Corporation stock options, and if the 636,500 exercised under the Existing Plan are again made available for grant under the Amended Plan, the Company can issue an additional 8,090,591 stock options (approximately 4.1% of the currently issued and outstanding common shares) under the Amended Plan.

The purpose of the Amended Plan continues to be to attract and motivate directors, officers, employees of and consultants to the Company and its subsidiaries (collectively the "**Optionees**") and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. Consultants are individuals, companies, or partnerships of which the individuals are employees, shareholders or partners, who are engaged by the Company to provide services for an initial, renewable or extended period of time. The Amended Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1. The number of shares subject to each stock option is determined by the Board of Directors provided that the Amended Plan, together with all other previously established or proposed share compensation arrangements, within a one-year period:

    (a) in aggregate shall not exceed 10% of the outstanding issue; and

    (b) to any one insider of the Company or such insider's associates, shall not exceed 5% of the outstanding issue.

    The outstanding issue is determined on the basis of the number of common shares of the Company outstanding immediately prior to any share issuance, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

2. The maximum number of common shares of the Company which may be issued pursuant to stock options granted under the Amended Plan is 19,884,107 common shares.

3. The exercise price of an option may not be set at less than the volume weighted average trading price of the Company's shares (calculated by dividing the total value by the total volume of Shares traded) on the Exchange for the five trading days immediately preceding the date of the option grant.

4. The options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the Board of Directors of the Company, and are non-assignable or transferable, except other than pursuant to a will or by the laws of descent and distribution.

5. If an Optionee shall cease to be a director, officer, employee or service provider of the Company or its subsidiaries for cause, no Option held by such Optionee shall be exercisable following the date on which such Optionee ceases to be so engaged. If an Optionee ceases to be a director, officer, employee or service provider of the Company or its subsidiaries other than for cause, the options held by such Optionee shall be exercisable up to the earlier of the expiry date of such options and the date which is 90 days or, if the Optionee dies, within the earlier of 365 days and the date of death.

6. The Amended Plan does not provide for financial assistance by the Company to any Optionee.

7. On the occurrence of a takeover bid, the Board of Directors will have the right to accelerate the date on which an option becomes exercisable.

A copy of the Amended Plan is available for viewing up to the date of the Meeting at the Company's offices at Suite 860 – 625 Howe Street, Vancouver, British Columbia.

The approval of the Amended Plan requires the affirmative vote of the holders of a majority of the issued and outstanding common shares of the Company entitled to vote and represented in person or by proxy at the Meeting (the "**Disinterested Shareholders**") other than the votes attaching to common shares beneficially owned by insiders to whom stock options may be issued pursuant to the Amended Plan and their associates. Such insiders currently hold, directly or indirectly, or exercise control or direction over approximately 5,257,303 common shares (approximately 2.6% percent of the currently issued and outstanding common shares).

The Disinterested Shareholders will be asked at the Meeting to consider, and if thought fit, approve with or without variation, the ordinary resolutions in substantially the form set forth below:

"BE IT RESOLVED, as an ordinary resolution of the Disinterested Shareholders, that:

1. the Company be and is hereby authorized to amend the Company's Existing Stock Option Plan by increasing the maximum aggregate number of common shares of the Company which may be issued to directors, officers, employees and service providers of the Company and its subsidiaries from 7,263,420 common shares by 12,620,687 to a total of 19,884,107 common shares (the "**Plan Maximum**"); and

2. the 636,500 options that were exercised under the Existing Plan be again made available for grant under the Amended Plan such that the number of shares reserved for issuance under the Amended Plan will be equal to the Plan Maximum."

If approved by shareholders of the Company, the Amended Plan will take effect upon approval by the Exchange and the Company will issue a press release announcing the implementation of the Amended Plan once the Exchange's approval is obtained.

The Directors of the Company believe the passing of the foregoing ordinary resolutions is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

Approval of Amendment Provisions of Plan

The Existing Plan has contained a general amendment provision since its initial implementation. The amendment provision permitted the directors, subject to applicable law and regulatory approval, to amend or revise the terms of the Plan or any option granted thereunder and the option agreement relating thereto, provided that no such amendment or revision shall adversely affect any option previously granted to an Optionee without the consent of that Optionee. Furthermore, any amendments to the Plan or the options granted thereunder is subject to the approval of the Company's shareholders.

In June 2006, the Exchange implemented a policy requiring all TSX-listed companies with stock option plans containing such general amendment provisions to obtain specific shareholder approval of the provisions, failing which, companies will no longer be permitted to make any amendments to their stock option plans without shareholder approval, including amendments of a clerical or typographical nature. While the directors have no present intention of making any changes to the Plan or to stock options granted under the Plan, they are of the view that the ability to make non-material changes to the Plan and to options granted under the Plan is important to their ability to properly administer the Plan. Accordingly, shareholders will be asked to approve the following amendment provision:

> "The Directors may from time to time in the absolute discretion of the Directors amend, modify and change the provisions of the Plan and options granted under the Plan, without obtaining approval of shareholders to:
>
> a) make amendments of a clerical or typographical nature;
>
> b) change vesting provisions;
>
> c) change termination provisions for an Insider provided that the Expiry Date does not extend beyond the original Expiry Date;
>
> d) change termination provisions beyond the original Expiry Date of an option for a participant who is not an Insider, subject to the maximum term allowable under the policies of the TSX;
>
> e) reduce the exercise price of an option for a participant who is not an Insider; and
>
> f) make any other amendments of a non-material nature which are approved by the TSX."

The approval of the amendment provision requires the affirmative vote of Disinterested Shareholders. The Disinterested Shareholders will be asked at the Meeting to consider, and if thought fit, approve with or without variation, the ordinary resolution in substantially the form set forth below:

"BE IT RESOLVED, as an ordinary resolution of the Disinterested Shareholders, that section 6.5 of the Company's Stock Option Plan be amended to read:

'The Directors may from time to time in the absolute discretion of the Directors amend, modify and change the provisions of the Plan and options granted under the Plan, without obtaining approval of shareholders to:

a) make amendments of a clerical or typographical nature;

b) change vesting provisions;

c) change termination provisions for an Insider provided that the Expiry Date does not extend beyond the original Expiry Date;

d) change termination provisions beyond the original Expiry Date of an option for a participant who is not an Insider, subject to the maximum term allowable under the policies of the TSX;

e) reduce the exercise price of an option for a participant who is not an Insider; and

f) make any other amendments of a non-material nature which are approved by the TSX.'"

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 604-331-2259 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 14th day of August, 2007.

APPROVED BY THE BOARD OF DIRECTORS

"Eira Thomas"

Eira M. Thomas, Chief Executive Officer

Notice of meeting, filed August 17, 2007.

stornoway
DIAMOND CORPORATION

Unit 116-980 West 1st Street
North Vancouver B.C. V7P 3N4

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of Stornoway Diamond Corporation (the "**Company**") will be held at EXCHANGE Conference Centre, 2nd floor, 888 Dunsmuir Street, Vancouver, British Columbia, on September 11, 2007, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended April 30, 2007.

2. To appoint the auditor for the ensuing year.

3. To authorize the directors to fix the remuneration to be paid to the auditor.

4. To fix the number of directors at seven.

5. To elect directors for the ensuing year.

6. To consider and, if thought fit, approve, subject to regulatory approval, an increase in the maximum aggregate number of common shares that may be issued pursuant to stock options issued under the Company's stock option plan and an increase in the number of common shares reserved for issuance pursuant to stock options issued under the Amended Plan such that the number of common shares reserved for issuance equals 19,884,107, being the Plan Maximum, as more fully set out in the accompanying Information Circular.

7. To consider and, if thought fit, to approve the amendment provisions of the Company's stock option plan, as more fully set out in the accompanying Information Circular.

8. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 14th day of August, 2007.

BY ORDER OF THE BOARD

"Eira Thomas"
Eira M. Thomas, Chief Executive Officer

Supplemental mailing list return form, filed August 17, 2007.

STORNOWAY DIAMOND CORPORATION

SUPPLEMENTAL MAILING LIST RETURN FORM

National Instruments 51-102 and 54-101 provides both registered holders and beneficial owners of an issuer's securities with the opportunity to elect **ANNUALLY** to have their names added to a Supplemental Mailing List in order to receive a copy of the issuer's annual financial statements and the corresponding Management Discussion and Analysis, the interim financial statements and Management Discussion and Analysis for the interim financial statements, or both.

These documents are also available on the Company's website at www.stornowaydiamonds.com or on SEDAR's website at www.sedar.com

Please complete and mail this form to the Company at 860 – 625 Howe Street, Vancouver, B.C. V6C 2T6 or fax to (604) 689-5041

☐ I want to receive **ONLY** the audited financial statements and the annual Management Discussion and Analysis

☐ I want to receive **ONLY** the interim financial statements and the interim Management Discussion and Analysis

☐ I want to receive **BOTH** the audited and interim financial statements and the corresponding Management Discussion and Analysis

Name – Please Print

Address/City/Province/Postal Code

Signature Date

Fax E-mail address

Method of communication: ____ Fax ____E-mail Notification* ____ Mail (Postal)

***If you have selected E-mail notification as your method of communication, you must also complete the "Consent to Electronic Delivery of Documents" section below.**

Consent to Electronic Delivery of Documents

1. I acknowledge that access to both Internet Email and the World Wide Web is required in order to access documents electronically. I will receive by email notification of the availability of a document in electronic format. The notification email will not contain the actual document. The notification email will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download, and print the document from my computer.
2. I acknowledge documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com. The Reader software must correctly installed on my system before I will be able to view documents in PDF format.
3. I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any documents delivered electronically if I contact the deliverer by telephone at ((604) 687-7545), by fax ((604) 689-5041), by email (info@stornowaydiamonds.com), or regular mail (860 – 625 Howe Street, Vancouver, B.C. V6C 2T6).
4. I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.
5. I understand that my consent may be removed or changed, including any change in electronic mail address to which documents are delivered, at any time by notifying the deliverer of such revised or revoked consent by telephone ((604) 687-7545), by fax ((604) 689-5041), by email (info@stornowaydiamonds.com), or regular mail (860 – 625 Howe Street, Vancouver, B.C. V6C 2T6).

(Name) *(Postal Address)*

(E-mail Address) *(Postal Address)*

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

(Date) **(Signature)**

Request for voting instructions, filed August 17, 2007.

Request for Voting Instructions ("VIF")

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF STORNOWAY DIAMOND CORPORATION
TO BE HELD AT XCHANGE CONFERENCE CENTRE, 2ND FLOOR, 888 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA ON TUESDAY, SEPTEMBER 11, 2007, AT 10:00 AM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. Appointment of PricewaterhouseCoopers LLP as auditors of the Company.		N/A	
2. To authorize the Directors to fix the Auditors' remuneration.			N/A
3. To determine the number of Directors at seven.			N/A
4. To elect as Director, Catherine McLeod-Seltzer.		N/A	
5. To elect as Director, Peter Nixon.		N/A	
6. To elect as Director, Eira Thomas.		N/A	
7. To elect as Director, Yves Harvey.		N/A	
8. To approve, by an ordinary resolution of disinterested shareholders, an increase in the maximum aggregate number of common shares that may be issued pursuant to stock options issued under the Company's stock option plan and an increase in the number of common shares reserved for issuance pursuant to stock options issued under the Amended Plan such that the number of common shares reserved for issuance equals 19,884,107, being the maximum number allowable under the stock option plan.			N/A
9. To approve, by an ordinary resolution of disinterested shareholders, the amendment provisions of the Company's stock option plan.			N/A

Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.

IF YOU WISH TO:

A) VOTE IN PERSON AT THE MEETING or

B) APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL TO VOTE ON YOUR BEHALF,

PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact Yasmin Juma at PCTC at 604-689-9853.

INSTRUCTIONS FOR COMPLETION OF VIF

1. ***If this VIF is signed and the form is not marked otherwise***, the securities will be voted in favour of each matter identified in the notice of meeting.
2. ***If this VIF is not dated in the space provided***, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.
3. This VIF confers ***discretionary authority to vote on such other business*** as may properly come before the meeting or any adjournment thereof.
4. This VIF should be read in conjunction with the accompanying notice of meeting and information circular.
5. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.
6. If these voting instructions are given on behalf of a body corporate, set out the ***full legal name of the body corporate, the name and position of the person giving voting instructions*** on behalf of the body corporate and the address for service of the body corporate.
7. To be represented at the Meeting, ***VIFs submitted must be received no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.***

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this VIF in the address box, holders may complete internet voting at http://webvote.pctc.com. ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this VIF in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR VIF BY MAIL OR FAX to Pacific Corporate Trust Company

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New release, filed August 14, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-32
August 14, 2007

Suite 860 - 625 Howe Street
Vancouver BC V6C 2T6 Canada
Tel: 604.331.2259 Fax: 604.689.5041

STORNOWAY REPORTS 2,213 CARATS RECOVERED FROM RENARD 4
Diamond Recovery Phase of Renard Bulk Sample Program Now Complete

Stornoway Diamond Corporation (TSX-SWY) is pleased to provide complete diamond recovery results from the Renard 4 kimberlite, the third individual kimberlite bulk sample to be completed as part of the Renard bulk sample program in north-central Québec. Stornoway, and 50:50 joint venture partner SOQUEM INC. ("SOQUEM"), have successfully completed a program of sampling at Renard designed to recover a minimum 6,000 carats of diamonds from three separate kimberlite pipes. Renard 4 has now returned a total of 2,213 carats of diamonds from five separate sub-samples with a combined dry sample weight of 1,659 tonnes, representing an overall diamond recovery of 133 carats per hundred tonnes (cpht) for stones retained on a +1 DTC screen. Diamond recovery from individual sub-samples varied between 80 cpht and 184 cpht, with the largest diamond weighing 5.92 carats. Complete Renard 4 diamond data, after utilizing both x-ray sorter and grease table recovery circuits, are as follows:

Sub-Sample	Dry Weight (tonnes)	Stones (retained on +1 DTC screen)	Carats (retained on +1 DTC screen)	Diamond Content[1] (cpht)[2]	Largest Diamond (carats)
R4-4001	366.0	3,674	368.41	101	3.71
R4-4002	459.4	6,179	607.98	132	5.92
R4-4004	233.4	1,901	187.09	80	2.56
R4-4005	509.6	9,708	938.20	184	3.70
R4-4006	90.6	989	111.57	123	2.18
Total	**1,659.0**	**22,451**	**2,213.25**	**133**	

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location/size of the samples and processing parameters

Diamond recovery from the Renard 2, 3 and 4 bulk sample program is now complete. A total of 6,497 carats have been recovered from 6,036 dry tonnes of processed kimberlite. A sufficient parcel of diamonds has now been recovered from each of Renards 2, 3 and 4 to proceed to an independent, open market valuation exercise. It is anticipated that this will occur in September 2007, with results expected early in the fourth quarter. Complete diamond recovery results from the Renard bulk sample program are now as follows:

Kimberlite Pipe	Dry Weight (tonnes)	Stones (retained on +1 DTC screen)	Carats (retained on +1 DTC screen)	Diamond Content[1] (cpht)[2]	Largest Diamonds (carats)
Renard 2 - Kimb2a[3]	1,778.3	7,250	857.83	48	4.90, 4.47, 4.27
Renard 2 - Kimb2b[3]	670.5	6,534	744.15	111	15.46, 8.80, 8.42
Renard 3[4]	1,928.6	25,682	2,681.40	139	10.15, 7.78, 6.36
Renard 4	1,658.9	22,451	2,213.29	133	5.92, 3.71, 3.70
Total	**6,036.4**	**61,917**	**6,496.66**	**108**	

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location/size of the samples and processing parameters

[2]Carats per hundred tonnes

[3]Reported July 31st, 2007

[4]Reported June 20th, 2007

Eira Thomas stated, "The latest bulk sample results at Renard have confirmed a high grade zone at the northern end of Renard 4, with a diamond content 27% higher than previous, reported results in this area. Overall, diamond recovery from the Renard bulk sample program has exceeded our expectations. The successful completion of this phase of the program now allows us to proceed to a market valuation of the Renard diamonds ahead of a NI 43-101 compliant resource calculation to be undertaken later in the year. This will be the first formal resource statement at Renard, and an important milestone in the road towards Québec's first diamond mine."

The five largest diamonds recovered from Renard 4 are a 5.92 carat brown octahedron, a 3.71 carat light off-colour makeable, a 3.70 carat brown clivage, a 3.67 carat light off-colour gem octahedron, and a 3.38 carat colorless gem octahedron. Photographs of these diamonds can be found on the Stornoway website at http://www.stornowaydiamonds.com/news/2007/renard4/.

Renard 4 Geology

The five individual sub-samples from Renard 4 reported above were collected from a trench developed upon a northern, "complex" zone of the pipe, which is exposed close to the surface under a thin till cover. Previous sampling of this zone had indicated that it was comprised of higher grade material than the rest of Renard 4, and presented an opportunity to collect a sample of diamonds large enough for a statistically meaningful diamond valuation. Mapping within the trench has outlined several geological units within this zone, including a tuffisitic kimberlite breccia, hypabyssal kimberlite dykes, country rock breccias and granite. Only the tuffisitic kimberlite breccia and the hypabyssal kimberlite were sampled. Delineation drilling suggests the complex zone has a depth extent of at least 188 and has the potential to contribute a meaningful proportion of high grade kimberlitic material within a Renard 4 resource model.

Recovered diamond content from individual sub-samples, and the complete Renard 4 trench sample, does not conform to the definition of a "mineral resource" grade established by National Instrument ("NI") 43-101. Stornoway is in the process of establishing detailed geological models for each of the Renard kimberlites to be utilized in a subsequent NI 43-101 compliant resource calculation. As a component of this work, individual geologic units observable within the pipes will be reconciled with diamond recovery information.

Comparative Historical Data

Between 2004 and 2006, Stornoway's wholly owned subsidiary Ashton Mining of Canada Inc. ("Ashton") and its JV partner SOQUEM collected a series of samples from the northern complex zone of Renard 4 by core drilling, reverse circulation drilling and surface sampling that returned diamond contents of

between 85 and 175 cpht, with a weighted average of 105 cpht. The largest diamond recovered during these programs was a 1.71 carat off-white octahedron.

Historical diamond recovery results now reported from the northern zone at Renard 4 are as follows:

Disclosure Date	Dry Weight (tonnes)	Carats	Diamond Content[2] (cpht)[3]	Largest Diamonds (carats)
August 14, 2007[4]	1,659.0	2,213.25	133	5.92, 3.71, 3.70
August 23, 2006[1]	2.88	4.97[5]	173	0.61
June 26, 2006[1]	40.60	34.45	85	1.71
October 5, 2005[1]	7.39	12.78[5]	173	0.67
December 22, 2004[1]	1.77	3.09[5]	175	0.16

[1]Reported by Ashton Mining of Canada Inc.

[2]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples or drill holes

[3]Carats per hundred tonnes

[4]Represents only stones retained on a +1 or greater DTC screen, as discussed below

Scientific and Technical Data

Diamond results reported in this release are based on sample processing by a 10 tph DMS plant owned by Stornoway (through Ashton) and SOQUEM in joint venture, and operated by Stornoway, and on the recovery of diamonds from concentrate at Stornoway's wholly owned and operated mineralogical laboratory in North Vancouver, British Columbia. Quality assurance protocols and actual operating procedures for the processing, transport and recovery of diamonds under the Renard bulk sample program, including arms-length security provisions, conform to industry standard Chain of Custody provisions and are subject to the review of AMEC Americas Ltd. who have been contracted to provide third party accreditation for program data.

For the Renard bulk sample program, individual kimberlite samples are prepared through a primary jaw crusher prior to introduction to the 10 tph DMS. To facilitate production of a heavy mineral concentrate, -20mm material is fed directly into the DMS and +20mm material is reduced through a secondary cone crusher set at 10mm. DMS coarse reject "floats" are re-crushed to -6mm and re-circulated through the DMS. During the processing of the initial portion of Renard 4 sub-sample R4-4001 a 1.2mm by 13.0mm slotted screen was employed. The subsequent four Renard 4 samples and the remaining portion of R4-4001 were processed utilizing a 1.0mm by 12.0mm slotted screen. Use of the 1.0mm by 12.0mm slotted screen would slightly increase recovery of smaller diamonds, but the minimum stone size would still be greater than that retained on a +1 DTC screen. Following delivery to North Vancouver, the resultant DMS concentrate was then processed twice through x-ray sorter equipment to generate a final concentrate which was hand sorted to extract diamonds. A grease table finish was used to recover diamonds from all x-ray sorter rejects. Diamonds were recovered from (a) two x-ray sorter passes and (b) the grease table recovery circuit. Diamond recovery reported above pertains only to stones retained on a +1 DTC screen, approximately equivalent to a 0.85mm square mesh screen. However, the bottom cut-off screen sizes used on the DMS will result in under-recovery of smaller diamonds and will not allow a direct comparison with previously reported diamond contents. As part of Stornoway's ongoing QA/QC program, DMS tails, concentrate residues and other materials are also subject to audit. Any significant changes to the recovered diamond grades provided above will be reported when available. The Renard bulk sample program is managed by Dave Skelton, P.Geol., Senior Project Manager. Stornoway's diamond

exploration programs are conducted under the direction of Robin Hopkins P.Geol, Vice President, Exploration, a Qualified Person under NI 43-101.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

SOQUEM INC.

SOQUEM is a wholly-owned subsidiary of Société générale de financement du Québec ("SGF"). The SGF, the Quebec industrial and financial holding company, has as its mission to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Quebec.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact the Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed August 1, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-31
August 1, 2007

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

STORNOWAY REPORTS AN ADDITIONAL 31 DIAMONDS WEIGHING 1.74 CARATS FROM A TAILINGS AUDIT OF 2006 MINI BULK SAMPLE AT CHURCHILL

Diamond Content Increases by 19% and 26% at Notch and Jigsaw Kimberlites, Respectively

Stornoway Diamond Corporation (SWY:TSX) and Shear Minerals Ltd. (SRM:TSXV) today announced recovery of additional macrodiamonds from an audit of the tailings material from the 2006 Jigsaw, PST003, Notch and Kahuna mini bulk samples. An additional 31 diamonds representing 1.74 carats were recovered from the tailings of the four kimberlites, including a 0.44 carat diamond from Jigsaw.

As a result of the audit, diamond content for the four kimberlites as reported on February 12, 2007, has increased from 0.69 carats per tonne (cpt) to 0.82 cpt for Notch; 0.39 cpt to 0.49 cpt for Jigsaw; 1.09 cpt to 1.11 cpt for Kahuna, and 2.04 cpt to 2.18 cpt for PST003. The diamond content of Notch North remains unchanged (see table below for details).

The primary goal of the audit work was to determine the efficiency of the primary processing circuit applied to the 2006 mini bulk samples. The original samples were processed by Dense Media Separation (DMS) at De Beers Processing plant in Grande Prairie, AB after an initial 8.0 mm primary crush using a jaw crusher. Sample concentrates were finished by caustic fusion at the Saskatchewan Research Council Geoanalytical Laboratories.

All tailings from the 2006 sampling of Kahuna, PST003, Notch and Jigsaw kimberlite dykes were processed at Kennecott Canada Exploration Inc.'s Dense Media Separation (DMS) facility in Thunder Bay, Ontario. Tailings underwent an initial pass through the DMS circuit to produce a heavy mineral concentrate which was then subjected to a magnetic separation through an Eritz magnetic separator. The non-magnetic fraction was picked for diamonds. The +4mm tailings were then subjected to a re-crush using a high-pressure roll crusher, and this material was then run through the DMS as a separate batch, and treated as described above.

By reprocessing the kimberlite tailings through a second Dense Media Separation (DMS) facility, Shear was aiming to establish firstly, the presence of possible locked diamonds (those that were not liberated by the original crushing circuit and remain trapped in kimberlite); and secondly, if any "free" diamonds were missed by the original DMS circuit. The Notch kimberlite returned the highest number of additional stones (20) weighing approximately 0.64 carats. The Notch kimberlite sample appeared generally harder than the others, and it is likely that initial processing did not result in a full liberation of diamonds. A total of six diamonds were recovered from the Jigsaw kimberlite for a total weight of 0.54 carats, including one large 0.44 carat diamond which accounted for 80% of the additional carats recovered at Jigsaw.

The results of the tailings audit are summarized in the following two tables.

Results of tailings audit of 2006 mini-bulk sample as reported today:

Kimberlite	Weight of Tails Audited (kg)	Weight of Diamonds Recovered (carats) (+0.85mm)	Number of Locked Stones	Number of total stones >0.85 Mm	0.85 mm Sieve	1.18 mm Sieve	1.70 mm Sieve	2.36 mm Sieve	3.35 mm Sieve
Notch	3,732	0.64	19	20	9	9	1	1	0
Jigsaw	3,236	0.54	4	6	3	2	0	0	1
Kahuna	833	0.08	0	5	3	2	0	0	0
PST003	2,688	0.48	3	6	1	1	4	0	0
Notch North	99	0.00	0	0	0	0	0	0	0

Updated sample diamond contents for 2006 mini-bulk samples:

Kimberlite	Original Sample Weight Dry (tonnes)[1]	Original Sample Grade Carats per tonne (+0.85mm)[1]	Weight of Diamonds Initially Recovered (carats) (+0.85mm)[1]	Weight of Diamonds Recovered in Audit (carats) (+0.85mm)	Total Weight of Diamonds in Sample (carats) (+0.85mm)	New Sample Grade Carats per tonne (+0.85mm)
Notch	4.93	0.69	3.39	0.64	4.03	0.82
Jigsaw	5.15	0.39	1.99	0.54	2.53	0.49
Kahuna	3.13	1.09	3.40	0.08	3.48	1.11
PST003	3.55	2.04	7.24	0.48	7.72	2.18
Notch North	0.5	0.8	0.80	0	0.8	0.80

[1] As per February 12, 2007 news release.

Kahuna Mini Bulk Sample Update

Heavy mineral separation of an initial 150 tonnes of kimberlite from this year's 400-tonne mini-bulk sample of Kahuna has been completed at Kennecott's DMS facility. A total net weight of 950.1 kg of heavy mineral concentrate will be fed through an x-ray sorter to recover all commercially-sized diamonds greater than 0.85mm on a square mesh sieve. All tailings will be audited and the results will be reported once received. The balance of the 400-tonne mini bulk sample is currently being shipped to Thunder Bay for processing.

The Churchill Diamond Project is comprised of the diamond rights to more than two million acres located near the communities of Rankin Inlet and Chesterfield Inlet in the Kivalliq region of Nunavut. Work is presently focused on continued exploration of new promising indicator mineral trains and geophysical anomalies as well as the evaluation of four significantly diamond-bearing, vertically-emplaced kimberlite dykes (up to 4 m in width) that have returned sample grades up to 2.18 carats per tonne. Jennifer Burgess, P. Geol., a Qualified Person under NI 43-101 and supervisor of the 2007 field program, has reviewed, and is in agreement with, the contents of this release.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong

financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact Nick Thomas at 604-331-2259 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

Material change report, filed August 1, 2007.

FORM 51-102F3
Material Change Report

ITEM 1. **NAME AND ADDRESS OF COMPANY**

Stornoway Diamond Corporation (the "Issuer")
Unit 116
980 West 1st Street
North Vancouver, BC V7P 3N4

ITEM 2. **DATE OF MATERIAL CHANGE**

July 24, 2007

ITEM 3. **NEWS RELEASE**

Issued July 24, 2007 and distributed through CCN Matthews.

ITEM 4. **SUMMARY OF MATERIAL CHANGE**

The Issuer is pleased to announce the completion of the sale of its 45% interest in the Buffalo Hills Project.

ITEM 5. **FULL DESCRIPTION OF MATERIAL CHANGE**

See attached press release.

ITEM 6. **RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102**

This report is not being filed on a confidential basis.

ITEM 7. **OMITTED INFORMATION**

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. **EXECUTIVE OFFICER**

Contact: Eira M. Thomas, Chief Executive Officer
Telephone: (604) 331-2259

ITEM 9. **DATE OF REPORT**

August 1, 2007

PRESS RELEASE

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-28
July 24, 2007

STORNOWAY COMPLETES SALE OF BUFFALO HEAD HILLS INTEREST TO DIAMONDEX AND SHORE GOLD

Stornoway Diamond Corporation (SWY: TSX) is pleased to announce the completion of the sale of its 45% interest in the Buffalo Hills Project, located in north-central Alberta to Diamondex Resources Ltd. (DSP-TSX.V) ("Diamondex") and Shore Gold Inc. (SGF:TSX) ("Shore") for a total consideration of $17.5 million. Under the agreement Shore paid $8.75 million in cash and Diamondex paid $6.25 million in cash and issued 6,031,363 of its common shares with a deemed value of $2.5 million to Ashton Diamonds (Canada) Inc., a wholly owned subsidiary of Stornoway Diamond Corporation.

The monetization of this non-core asset allows Stornoway to focus its efforts on key exploration and development opportunities within its extensive property holdings, in particular the development track Renard Project in north-central Quebec, which has the potential to become Quebec's first diamond mine.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas, CEO

For further information, please contact Nick Thomas at 604-331-2259 or (888) 338-2200
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed July 31, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

RECEIVED

Suite 860 - 625 Howe Street
Vancouver BC V6C 2T6 Canada
Tel: 604.331.2259 Fax: 604.689.5041

TSX: SWY
SWY 07-30
July 31, 2007

STORNOWAY REPORTS 1,642 CARATS RECOVERED FROM RENARD 2 INCLUDING A 15.46 CARAT STONE

Stornoway Diamond Corporation (TSX-SWY) is pleased to provide complete diamond recovery results from the Renard 2 kimberlite, the second individual kimberlite bulk sample to be completed as part of the Renard bulk sample program in north-central Québec. Stornoway, and 50:50 joint venture partner SOQUEM INC. ("SOQUEM"), are currently engaged in a program of sampling at Renard designed to recover a minimum 6,000 carats of diamonds from three separate kimberlite pipes. Renard 2 has now returned a total of 1,602 carats of diamonds from 15 separate sub-samples with a combined dry sample weight of 2,449 tonnes. Diamond recovery from individual sub-samples varied between 26 carats per hundred tonnes (cpht) and 144 cpht for stones retained on a +1 DTC screen, with the largest diamond weighing 15.46 carats. Complete Renard 2 diamond data, after utilizing both x-ray sorter and grease table recovery circuits, are as follows:

Sub-Sample	Dry Weight (tonnes)	Stones (retained on +1 DTC screen)	Carats (retained on +1 DTC screen)	Diamond Content[1] (cpht)[2]	Largest Diamond (carats)
R2-2004	140.4	512	58.17	41	4.47
R2-2005	157.4	495	68.47	43	3.04
R2-2006	140.4	461	60.62	43	4.27
R2-2007	184.8	946	125.08	68	4.90
R2-2008	144.2	573	70.98	49	3.89
R2-2009	163.7	505	53.01	32	2.51
R2-2010	138.9	347	36.07	26	3.18
R2-2011	210.6	981	106.53	51	2.08
R2-2016	146.9	559	62.98	43	2.09
R2-2017	193.4	742	92.31	48	2.78
R2-2103	157.6	1,129	123.64	78	2.61
Sub-Total, Kimb2a Samples[3]	*1,778.3*	*7,250*	*857.83*	*48*	
R2-2104	183.9	1,691	202.75	110	15.46
R2-2105	162.3	2,066	233.64	144	8.42
R2-2108	154.8	888	97.44	63	3.23
R2-2109	169.5	1,889	210.32	124	2.61
Sub-Total, Kimb2b Samples[3]	*670.5*	*6,534*	*744.15*	*111*	
Total	**2,448.9**	**13,784**	**1,601.98**	**65**	

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location/size of the underground samples and processing parameters

[2]Carats per hundred tonnes

[3]Based on predominant kimberlite lithology sampled

CEO Eira Thomas stated, "We continue to be encouraged by the results of the Renard bulk sample program. The latest diamond recovery data from Renard 2, when related to pipe geology, are consistent

with previous sampling. We are also particularly impressed by the incidence of large stones in these latest results. The unusually strong distribution of large diamond sizes in Renard 2 promises to be an important driver of overall rock value.

We remain very optimistic about the potential of the Renard Project to become Quebec's first diamond mine."

The five largest diamonds recovered from Renard 2 are a 15.46 carat light off-colour gem octahedron, an 8.80 carat brown clivage, an 8.42 carat brown clivage, a 6.91 carat top light brown gem makeable, and a 6.10 carat colourless gem rounded octahedron. These five diamonds were recovered from samples of, predominantly, "kimb2b" kimberlite, as defined below. The five largest diamonds recovered from samples of, predominantly, "kimb2a" kimberlite are a 4.90 carat top light brown gem octahedron, a 4.47 carat brown octahedron, a 4.27 light off-colour gem octahedron, a 3.89 carat light off-colour gem octahedron and a 3.58 carat light off-colour gem octahedron. Photographs of these diamonds can be found on the Stornoway website at http://stornowaydiamonds.com/news/2007/july/.

As of the end of June, a total of 6036 dry tonnes of kimberlite has been processed at the 10 tonne per hour Dense Media Separation (DMS) plant located at the Renard Project site. This comprises 1,929 dry tonnes of Renard 3, 2,449 dry tonnes of Renard 2 and 1,659 dry tonnes of Renard 4. On-site processing at the DMS plant is now complete. Final diamond recovery of the Renard 3 sample produced 2,681 carats of diamonds for an estimated diamond content of 139 cpht as reported by Stornoway on June 20, 2007. The result of a full market valuation exercise on the complete bulk sample parcel of approximately 6,000 carats is expected early in the fourth quarter.

Comparative Historical Data

Between 2004 and 2005, Stornoway's wholly owned subsidiary Ashton Mining of Canada Inc. ("Ashton") and its JV partner SOQUEM collected a 162 tonne mini-bulk sample from Renard 2 by reverse circulation drilling that yielded a recovered diamond content of 90 cpht (Ashton press release of February 8, 2005). The largest diamond recovered during that program was a 2.27 carat pale grey composite crystal.

Historical diamond recovery results now reported from Renard 2 are as follows:

Disclosure Date	Dry Weight (tonnes)	Carats	Diamond Content[2] (cpht)[3]	Largest Diamonds (carats)
July 26, 2007	2,448.9	1,601.98[4]	65	15.46, 8.80, 8.42
February 8, 2005[1]	162.0	146[5]	90	2.27, 2.05, 1.87
December 13, 2004[1]	11.5	13.3[5]	115	1.18, 0.94, 0.76
February 11, 2004[1]	8.6	5.41[6]	63	0.91
January 24, 2003[1]	4.9	3.31[6]	67	0.38

[1]Reported by Ashton Mining of Canada Inc.

[2]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including location and size of the samples or drill holes

[3]Carats per hundred tonnes

[4]Represents only stones retained on a +1 or greater DTC screen, as discussed below. Reported by Stornoway Diamond Corp.

[5]Represents only stones retained on a +1.18 mm square mesh screen

[6]Represents only stones retained on a +0.85 mm square mesh screen

Renard 2 Geology

The fifteen individual samples from Renard 2 reported above were collected by underground decline 55m below surface at the 455m level. Underground mapping has outlined several coherent geological units, including two distinct fragmental kimberlite breccias units, hypabyssal kimberlite in the form of dykes, a hypabyssal kimberlite breccia, and country-rock dominated contact breccias marginal to the pipe. Distinct diamond contents are apparent within the two fragmental breccia units (typical tuffisitic kimberlite breccia to tuffisitic transitional kimberlite breccia), referred to as kimb2a ("Blue") and kimb2b ("Brown") kimberlite. Sub-samples 2004 to 2103 sampled predominantly kimb2a and returned a weighted average diamond content of 48 cpht. Sub-samples 2104 to 2109 sampled predominantly kimb2b and returned a weighted average diamond content of 111 cpht.

Recovered diamond content from individual sub-samples, and the complete Renard 2 underground sample, does not conform to the definition of a "mineral resource" grade established by National Instrument ("NI") 43-101. The Renard 2 samples processed to date have been selected from each of the geological units encountered in the underground drifts. The number of sub-samples acquired from each specific rock type is not indicative of the relative abundance of those rock types within the Renard 2 body. Stornoway is in the process of establishing detailed geological models for each of the Renard kimberlites to be utilized in a subsequent NI 43-101 compliant resource calculation. As a component of this work, individual geologic units observable within the pipes will be reconciled with diamond recovery information.

Scientific and Technical Data

Diamond results reported in this release are based on sample processing by a 10 tph DMS plant owned by Stornoway (through Ashton) and SOQUEM in joint venture, and operated by Stornoway, and on the recovery of diamonds from concentrate at Stornoway's wholly owned and operated mineralogical laboratory in North Vancouver, British Columbia. Quality assurance protocols and actual operating procedures for the processing, transport and recovery of diamonds under the Renard bulk sample program, including arms-length security provisions, conform to industry standard Chain of Custody provisions and are subject to the review of AMEC Americas Ltd. who have been contracted to provide third party accreditation for program data.

For the Renard bulk sample program, individual kimberlite samples are prepared through a primary jaw crusher prior to introduction to the 10 tph DMS. To facilitate production of a heavy mineral concentrate, -20mm material is fed directly into the DMS and +20mm material is reduced through a secondary cone crusher set at 10mm. DMS coarse reject "floats" are re-crushed to -6mm and re-circulated through the DMS. Samples were processed utilizing a 1.0mm by 12.0mm slotted screen. Following delivery to North Vancouver, the resultant DMS concentrate was then processed twice through x-ray sorter equipment to generate a final concentrate which was hand sorted to extract diamonds. A grease table finish was used to recover diamonds from all x-ray sorter rejects. Diamonds were recovered from (a) two x-ray sorter passes and (b) the grease table recovery circuit. Diamond recovery reported above pertains only to stones retained on a +1 DTC screen, approximately equivalent to a 0.85mm square mesh screen. However, the bottom cut-off screen sizes used on the DMS will result in under-recovery of smaller diamonds and will not allow a direct comparison with previously reported diamond contents. As part of Stornoway's ongoing QA/QC program, DMS tails, concentrate residues and other materials are also subject to audit. Any significant changes to the recovered diamond grades provided above will be reported when available. The Renard bulk sample program is managed by Dave Skelton, P.Geol., Senior Project Manager. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol, Vice President, Exploration, a Qualified Person under NI 43-101.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

SOQUEM INC.

SOQUEM is a wholly-owned subsidiary of Société générale de financement du Québec ("SGF"). The SGF, the Quebec industrial and financial holding company, has as its mission to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Quebec.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact the Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

Annual information form, filed July 30, 2007.

stornoway
DIAMOND CORPORATION

Unit 116-980 West 1st Street
North Vancouver B.C. V7P 3N4

ANNUAL INFORMATION FORM

For the 12 month period ended April 30, 2007

Dated July 25, 2007

TABLE OF CONTENTS

Preliminary Notes

In this Annual Information Form, unless the context otherwise requires, Stornoway Diamond Corporation is referred to as the "**Company**" or "**Stornoway**". All information contained herein is as at July 25, 2007, unless otherwise stated.

Financial Statements

This Annual Information Form should be read in conjunction with the Company's consolidated financial statements and management's discussion and analysis for the year ended April 30, 2007. The financial statements and management's discussion and analysis are available under the Company's profile on the SEDAR website at www.sedar.com.

Currency

All sums of money which are referred to in this Information Circular are expressed in lawful money of Canada, unless otherwise specified.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Information Form contains "forward-looking statements". Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; changes in project parameters as plans continue to be refined, future prices of resources; possible variations in ore reserves, grade or recovery rates, accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under "Describe the Business – Risk Factors". Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Glossary of Technical Terms

In this Annual Information Form, the following technical terms have the following meanings:

anomaly/anomalous	Value higher or lower than the expected value, which thereby outlines a zone of potential exploration interest but not necessarily of commercial significance.
carats	Unit of weight in the gemstone trade where 1 carat = 0.2 grams.
caustic fusion	A process whereby rock or unconsolidated material is subjected to aggressive chemical attack under closed laboratory conditions in order that a significant volumetric reduction occurs, leaving behind a small concentrate of resistive minerals including, if present, diamonds.
cpht	Carats per hundred tonnes.
cpt	Carats per tonne.
development	Preparation of a mineral deposit for commercial production including installations of plant and machinery and the construction of all related facilities.
diabase dykes	Laterally extensive, thin, tabular or sheet-like bodies of commonly medium grained igneous rock that cuts across the bedding or structural plane of the host rock. Often used to indicate a subvertical to vertical attitude although this is technically incorrect.
diamond indicator minerals (DIMs)	See 'indicator minerals' below.
diamondiferous	Containing diamonds, without any inference as to stone size, grade, value or economic potential.
electron microprobe analyses	A comparative analytical technique in which the x-ray yields of mineral standards of accurately known composition are compared with the x-ray yield of unknown minerals to determine the geochemical composition of individual mineral grains, and therefore make inferences as to the nature and potential provenance of the grains.
exploration	The prospecting, mapping, sampling, remote sensing, geophysical surveying, diamond drilling and other work involved in the searching for ore bodies.
Ga	Billions of years.
high resolution airborne magnetic (HRAM)	Flying of low level, tightly spaced, survey traverses from either a fixed wing or rotary wing aircraft utilizing passive equipment designed to measure and collect local variations in the potential field related to the Earth's geomagnetic field in order to derive an indication of the underlying rock types through changes in magnetite content and magnetic susceptibility.
horizontal loop electromagnetic survey	Ground geophysical survey technique that employs two circular, copper wire wound, coils carried in horizontal configuration joined by a cable of variable length. One cable acts as a transmitter to actively induce an electromagnetic field into the ground while the second coil measures changes in the response which are attributed to changes in the subsurface.
indicator minerals	A suite of distinctive minerals, some of which crystallised directly from a kimberlitic magma (phenocrysts) and others that are mantle derived (xenocrysts), that are common constituents of kimberlites, lamproites and orangeites – the three primary host rocks for diamonds. Examples of indicator minerals include picroilmenite, titanium and magnesium rich chromite, chrome diopside, magnesium rich olivine, pyrope garnet and eclogite garnet. A.k.a. kimberlite indicator minerals (KIMs) and diamond indicator minerals (DIMs)

kimberlite	Volatile-rich, potassic ultrabasic rocks with highly variable textures and mineralogic compositions that are one of the primary hosts for diamond deposits. Kimberlite is a hybrid igneous rock crystallised from a molten liquid (kimberlitic magma) originating from the Earth's upper mantle.
kimberlite float	Boulders of kimberlite detached from the insitu bedrock source body and commonly transported away from the source by glacial action, stream processes, or other processes. There is no inference as to the size of material.
kimberlite indicator minerals (KIMs)	See 'indicator minerals' above.
ma	Millions of years.
macrodiamond	Diamond or diamond fragment with at least one dimension equal to or exceeding 0.5mm in length.
mineralization	Rock containing an undetermined amount of minerals or metals.
ore	A natural aggregate of one or more minerals which, at a specified time and place may be mined, processed and sold at a profit, or from which some part may profitably be separated.
till sample	Unconsolidated surficial material comprised of variable sized fragments of bedrock, ranging from fine clay to large boulders, that has been eroded, transported and distributed by glacial ice.
Tph	Tonne per hour.
visual picking	The process whereby trained observers use a binocular microscope to review unconsolidated mineral concentrates and extract certain grains of potential exploration interest (e.g., 'indicator minerals'). Many mineral grains have similar surficial features and the visual picking/naming of a grain does not guarantee the provenance. Electron microprobing is the next step.

CORPORATE STRUCTURE

Name, Address and Incorporation

Stornoway exists under the *Business Corporations Act* (British Columbia). The head office of the Company is located at Unit 116, 980 West 1st Street, North Vancouver, BC, V7P 3N4 and the registered and records office of the Company is located at Suite 860 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6. The Company was incorporated under the *Company Act* (British Columbia) under the name Condor Precious Metals Inc. on November 16, 1986 and on October 7, 1991 the Company changed its name to Condor International Resources Inc.

On June 16, 1997, the Company's constating documents were amended such that at each annual general meeting (commencing in 1998), directors are elected on a rotating basis.

On May 3, 1999, the Company changed its name to Northern Empire Minerals Ltd. and on July 22, 2003, after completion of the acquisition of Stornoway Ventures Ltd. pursuant to a court approved plan of arrangement, the Company changed its name to Stornoway Diamond Corporation.

On April 19, 2004 the Company completed its transition under the *Business Corporations Act* (British Columbia) whereupon its constating documents became referred to as a Notice of Articles and Articles which replaced the previous Memorandum and Articles.

On September 20, 2004, the Company increased its authorized capital from 100,000,000 common shares to an unlimited number of common shares.

On January 30, 2005, Stornoway amended it Notice of Articles to remove the "Pre-existing Company Provisions", with a consequence of reducing the threshold percentage of votes required to approve a special resolution from 75% to 66⅔%, amongst other things.

On April 30, 2005, Stornoway and its wholly-owned subsidiary, Stornoway Ventures Ltd., were amalgamated as one company under the name Stornoway Diamond Corporation.

Intercorporate Relationships

The Company's material subsidiaries are Ashton Mining of Canada Inc., Ashton Diamonds (Canada) Inc. and Contact Diamond Corporation. The following is a list of all of the Company's subsidiaries:

Name	Jurisdiction of incorporation or organization	Percent of voting shares owned by the Company
Camnor Resources (U.S.A.) Inc.	Nevada	100%
Ashton Mining of Canada Inc. / Les Mines Ashton du Canada inc.	Canada	100%
Ashton Diamonds (Canada) Inc. / Les Diamants Ashton (Canada) inc.	Canada	100% (through Ashton Mining of Canada Inc.)
Ashton Mining (Northwest Territories) Ltd.	Northwest Territories	100% (through Ashton Mining of Canada Inc.)
Ashton U.S. Diamonds Inc.	Delaware	100% (through Ashton Mining of Canada Inc.)
Ashton Great Lakes Inc.	Michigan	100% (through Ashton Mining of Canada Inc.)
Contact Diamond Corporation	Ontario	100%

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a Canadian diamond exploration company with an extensive property portfolio that includes Renard, a pre-feasibility stage development track diamond project in Québec, three advanced projects in eastern Nunavut at the mini-bulk sampling stage and several early stage grass roots projects throughout Canada in geologically prospective, under-explored regions. As of July 25, 2007, the Company holds interests, directly or through joint ventures, in approximately 40 separate project areas in Nunavut, Alberta, Saskatchewan, Ontario, Québec, Manitoba, the Northwest Territories and Botswana covering more than 13 million acres. Since 2002, the Company has been involved in the discovery of over 150 kimberlites of which greater than one third have proven diamondiferous.

Stornoway's material properties are its Foxtrot Property in northern Québec, the Aviat Properties, located at the northern end of the Melville Peninsula in Nunavut, and the Churchill Project, located near Rankin Inlet in the Kivalliq region of Nunavut.

The Company acquired its interest in the Foxtrot Property upon the acquisition of Ashton Mining of Canada Inc. ("**Ashton**").

The Company acquired its interest in the Aviat One Property under an option agreement with Hunter Exploration Group ("**Hunter**") and work at the property is now being carried out under a Joint Venture Agreement with BHP Billiton Diamonds Inc. ("**BHP Billiton**") and Hunter under which the Company holds an approximate 74.1% interest, as a result of BHP Billiton's election not to contribute to the 2006 exploration program on the property.

The Company acquired its interest in the Churchill Project under an option agreement with Hunter and under an interest purchase agreement with BHP Billiton. Work at the property is now being carried out under a Joint Venture Agreement with Shear Minerals Ltd. ("**Shear**") under which the Company holds a 41.86% interest and Shear holds a 58.14% interest. See "Churchill Diamond Project (Nunavut) – Option Agreements and Joint Ventures" for additional terms of the acquisition.

Three Year History

Over the past three years, the Company has raised approximately $119,000,000 from equity financings, the issuance of convertible debentures and from the monetization of non-core exploration assets. The Company continues to acquire and explore diamond properties in regions of Canada and Botswana, Africa.

Financial Year Ended April 30, 2005

In May 2004, the Company finalized an agreement with Majescor Resources Inc. ("**Majescor**") whereby Majescor granted Stornoway an exclusive option to acquire a 51% interest in the mineral claims and permits constituting the Portage Project by meeting exploration commitments of up to $3,500,000 over three years. As part of the agreement, Stornoway acquired 1,250,000 units of Majescor at $0.40 per unit with each unit consisting of one common share and one half of one common share purchase warrant exercisable for two years at $0.70 per share. The Portage Project option was subsequently dropped by the Company.

In May 2004, the Company completed an $20,000,000 financing with a syndicate of underwriters whereby the Company sold, on a private placement basis, 8,000,000 units at a price of $2.50 per unit with each unit consisting of one common share and one half of one common share purchase warrant exercisable for one year at $3.00 per share. Proceeds of this financing were used to fund the Company's diamond exploration projects in Nunavut, the Northwest Territories and Québec.

Also in May 2004, the Company entered into an option agreement with Strongbow Exploration Inc. ("**Strongbow**") to earn up to a 60% interest in three properties representing more than 185,000 acres of prospective diamond claims located in the Lac de Gras region of the Northwest Territories. Under the terms

of the agreement the Company may earn a 51% interest in the LDG, Starfish and Daring Lake properties by spending $3,000,000 within three years, and may increase this interest to 60% by completing a feasibility study. The Starfish property was subsequently drill tested with negative results and returned to Strongbow during the year ended April 30, 2006. In May 2007, the Company dropped its option on the LDG and Daring Lake properties.

In July 2004, the Company and Twin Mining Corporation ("**Twin**") entered into a letter agreement dated July 28, 2004 whereby the Company may, at its option, make an election to earn a 51% interest in the Jackson Inlet diamond project after acquiring, by way of a private placement, 2,250,000 units of Twin at $0.20 per unit and within 30 days of Twin providing notice that it has completed at least a $900,000 exploration program on the property. The Jackson Inlet option was subsequently dropped by the Company.

In October 2004, the Company's securities began trading on the Toronto Stock Exchange.

In February 2005, the Churchill Joint Venture was granted additional federal prospecting permits bringing the total acreage being explored at the Churchill Diamond Project to more than nine million acres.

In March 2005, the Company entered into an agreement with Indicator Minerals Inc. whereby the Company acquired an option to earn a 41% interest in the Baumann Project located on Ellesmere Island, Nunavut, by spending $1,000,000 before December 31, 2009 and incurring 100% of the cost of acquiring prospecting permits. During the fiscal year ended April 30, 2007, the Company terminated this option agreement.

Also in April 2005, the Company and Diamonds North Resources Ltd. ("**Diamonds North**") entered into an agreement to explore the Manitoba Highlands project under a 50:50 joint venture. The project is located in the Hudson Bay Lowlands of northeastern Manitoba and was originally acquired by Diamonds North in 2004. Under the terms of a joint venture, the Company and Diamonds North agreed to fund the original acquisition and exploration costs and all future exploration work on the project equally. Diamonds North acted as the operator. The Company terminated this option agreement during the fiscal year ended April 30, 2007.

Also in April 2005, the Company and Motapa Diamonds Inc. ("**Motapa**") entered into an agreement to jointly explore for diamonds on Motapa's extensive landholdings in Botswana totaling more than 5.4 million acres. The agreement provides the Company with the option to earn a 50% participating interest in the joint venture holding Motapa's Botswana diamond interests by issuing common shares equal to US$1,000,000 and fulfilling exploration commitments of US$2,000,000 over approximately three years.

<u>Financial Year Ended April 30, 2006</u>

In May 2005, the Company and Contact Diamond Corporation ("**Contact**") entered into a joint venture designed to pursue a generative diamond exploration project within Canada. Under the terms of the joint venture agreement, both the Company and Contact hold a 50% interest in the joint venture and all costs of exploration are shared equally. The project will comprise initial desktop generative study, field exploration and land acquisition ahead of target testing. The joint venture allocated approximately $1,000,000 to the joint venture in fiscal 2005.

In May 2005, the Company announced that it extended the expiry date of 4,000,000 outstanding share purchase warrants which were scheduled to expire on May 12, 2005. The Warrants were exercisable at C$3.00 per share and the expiry date was extended to May 12, 2006. On May 12, 2006 all of the 4,000,000 share purchase warrants expired without exercise.

In September 2005, the Company and joint venture partners Shear, BHP Billiton and International Samuel Exploration Corp. ("**International Samuel**") reported that International Samuel had elected not to participate for its portion of the 2005 program expenditure on the Churchill West property, and as a result, will have its percentage ownership diluted accordingly. At the conclusion of the 2005 program, International Samuel's ownership is projected to be 47% and Shear, Stornoway and BHP Billiton will have a 27%, 18.5% and 7.5% interest respectively.

In October 2005, the Company completed an $8,400,000 financing with a syndicate of underwriters under which the Company sold, on a private placement basis, 7,000,000 Flow Through Shares at a price of $1.20 per share.

In February 2006, the Company and Contact announced the staking of approximately 75,000 acres in the south central region of Baffin Island following a 76 day field program conducted between June 10 and August 22, 2005.

In March 2006, the Company announced the acquisition of approximately 1.3 million acres of new 100% owned ground as a result of generative exploration activities in various parts of Canada, including 133,000 acres in six townships situated in the northern part of the Buffalo Head Hills, Alberta.

In April 2006, the Company and Shear announced that BHP Billiton had chosen not to participate in its share of the 2006 exploration budget for the Churchill property. Consequently, its ownership was diluted from 14% to 12.5%. Shear and Stornoway each elected to fund the proposed program and, as a result, their ownership interests increased to 51.9% and 35.6%, respectively.

In June 2006, New Dimension Resources Ltd. ("**NDR**") and Strongbow informed the Company that they were relinquishing their collective option to earn an interest in the Fury, Sarcpa and Gem Properties.

Financial Year Ended April 30, 2007

In August 2006, Stornoway made concurrent offers to acquire all of the issued and outstanding shares of Ashton and Contact. Upon expiry of the Ashton offer on October 16, 2006, Stornoway had acquired approximately 75.6% of the issued and outstanding Ashton shares. Stornoway acquired the balance of the outstanding shares of Ashton upon completion of an amalgamation of a wholly-owned subsidiary of Stornoway and Ashton on January 15, 2007. Upon expiry of the Contact offer on October 30, 2006, Stornoway had acquired approximately 93.1% of the issued and outstanding Contact Shares. Stornoway acquired the balance of the outstanding shares of Contact on January 17, 2007 under the compulsory acquisition procedures of the *Business Corporations Act* (Ontario).

In order to finance payment of the cash payable under the Ashton Offer in July 2006, Stornoway sold to Agnico Eagle Mines Ltd. ("**AEML**") 17,629,084 subscription receipts at $1.2763 per subscription receipt for gross proceeds of $22,500,000. In September 2006, the subscription receipts were converted into 17,629,084 Common Shares of the Company and the Company used the proceeds to make the first cash payment required under the Ashton offer on September 20, 2006. In addition, Stornoway borrowed approximately $23,854,000 under a credit facility (the "**Bridge Facility**") provided by a Canadian chartered bank. This Bridge Facility was repaid in full on March 20, 2007.

Acquisition of Ashton

On August 10, 2006, Stornoway made an offer (the "**Ashton Offer**") to acquire all of the issued and outstanding common shares of Ashton (the "**Ashton Shares**"). Under the Ashton Offer, an Ashton shareholder was entitled to elect to receive, for each Ashton Share, either (i) $1.25 cash, subject to pro ration; or (ii) one Common Share plus $0.01 in cash. When the Ashton Offer expired on October 16, 2006, Stornoway had acquired approximately 75.6% of the issued and outstanding Ashton Shares.

On January 15, 2007, Ashton shareholders approved a special resolution to amalgamate Ashton with a wholly owned subsidiary of Stornoway pursuant to the *Canada Business Corporations Act* (the "**CBCA**"). The amalgamated company also has the bilingual name "Ashton Mining of Canada Inc. / Les Mines Ashton du Canada inc.". Under the amalgamation agreement, the shareholders of Ashton other than Stornoway were entitled to receive consideration for each Ashton Share that was equivalent to the consideration offered under the Ashton Offer, namely the right to elect to receive either (i) $1.25 in cash, subject to pro ration (the "**Cash Consideration**"); or (ii) one Common Share and $0.01 (the "**Share Consideration**"). Ashton shareholders

who failed to make an election before the applicable deadline were deemed to have elected to receive the Share Consideration.

Including the consideration paid under the Ashton Offer, once the amalgamation was completed Stornoway had issued to Ashton shareholders a total of 53,802,093 Common Shares and paid approximately $59,500,000 including transaction costs to acquire all of the outstanding Ashton Shares. The Company filed a Business Acquisition Report in respect of the acquisition of Ashton on SEDAR and it can be viewed at www.sedar.com.

Five Ashton shareholders holding an aggregate of 778,253 Ashton Shares initially invoked their dissent rights under the CBCA in respect of the special resolution of shareholders that approved the amalgamation agreement. While one of these shareholders did not take any further action, the remaining four individuals, holding an aggregate of 767,250 Ashton Shares demanded that Ashton pay them the fair value of those shares in accordance with the CBCA. As required by the CBCA, Ashton made a written offer to pay $1.25 per share, being the amount considered by the directors of Ashton to be the fair value.

Matthew Bingham, a dissenting shareholder who held 710,650 Ashton Shares, filed a petition in the Supreme Court of British Columbia on January 17, 2007 seeking, among other remedies, an Order of the Court nullifying the amalgamation. On March 1, 2007, the Court issued its judgment refusing the relief sought by Mr. Bingham and dismissing the petition. Mr. Bingham subsequently accepted the Cash Consideration and, as a result, was paid a total of $888,312.50 on March 16, 2007. Two of the three other dissenting shareholders expressly waived their dissent rights and received the Share Consideration for each of their Ashton Shares.

On March 7, 2007, Ashton filed a petition in the Supreme Court of British Columbia asking the Court to fix, in accordance with the CBCA, the fair value of the 46,200 Ashton Shares held by that shareholder. The petition was heard on June 29, 2007 following which the Court reserved judgment until August 3, 2007.

Acquisition of Contact

On August 10, 2006, Stornoway made an offer (the "**Contact Offer**") to acquire all of the issued and outstanding shares of Contact (the "**Contact Shares**") on the basis of 0.36 of a Common Share for each Contact Share. Upon expiry of the Contact Offer on October 30, 2006, Stornoway had acquired approximately 93.1% of the issued and outstanding Contact Shares.

On January 17, 2007, Stornoway acquired all of the remaining outstanding Contact Shares, on the same basis of 0.36 of a Common Share for each Contact Share, pursuant to the statutory compulsory acquisition procedures of the *Business Corporations Act* (Ontario), making Contact a wholly-owned subsidiary of Stornoway. The Company filed a Business Acquisition Report in respect of the acquisition of Contact on SEDAR and it can be viewed at www.sedar.com.

Upon conclusion of the Contact Offer and the subsequent compulsory acquisition, Stornoway had issued a total of 15,794,413 Common Shares to acquire all of the outstanding Contact Shares and incurred transaction costs totalling $1,900,000. After completion of the compulsory acquisition of Contact, Stornoway assumed a debt of Contact's in the amount of approximately $4,000,000 payable to AEML which was repaid by issuing a total of 3,207,861 Common Shares with a fair value at the time of issuance of $3,689,. AEML presently holds 26,108,142 Common Shares.

Convertible Debenture Offering

In order to finance repayment of part of the Bridge Facility, on March 16, 2007, the Company completed a non-brokered sale of $20,000,000 aggregate principal amount unsecured convertible debentures (the "**Convertible Debentures**") to AEML ($10,000,000) and Lorito Holdings Limited ($10,000,000) ("**Lorito**"), a Lundin Family Trust. The Convertible Debentures mature two years after their date of issue and interest is payable under the Convertible Debentures quarterly at 12% per annum. Stornoway issued two series of

debentures, $10,000,000 in Series A Debentures that may be repaid on the maturity date in cash or Common Shares at Stornoway's election and $10,000,000 in Series B Debentures that must be repaid on the maturity date in cash or Common Shares at the holder's election. If principal is paid in Common Shares, the Common Shares will be issued at a deemed price of the lower of $1.25 and the five day volume weighted average price of the shares ending three trading days before the payment date. Stornoway has no right of prepayment. Interest payments on both series may be paid in cash or in Common Shares, at Stornoway's election. If interest is paid in Common Shares, the Common Shares will be issued at a price of 95% of the five day volume weighted average price of the shares ending three trading days before the payment date.

On June 15, 2007, the Company provided notice to AEML and Lorito that the interest payment due to them on June 15, 2007 would be made in shares of Stornoway. The Company issued an aggregate of 604,900 common shares to AEML and Lorito.

Bridge Facility

In order to finance part of the cash payable under the Ashton Offer and the subsequent amalgamation, Stornoway borrowed approximately $23,854,000 under the Bridge Facility provided by a Canadian chartered bank. The Bridge Facility was repaid in full on March 20, 2007 from the proceeds of the offering of the unsecured convertible debentures and from the Company's cash resources at that time.

Equity Financing

In November 2006, the Company completed two offerings for gross proceeds of $4,176,250 from the issuance of 3,341,000 "flow through" common shares. In one offering, the underwriters (BMO Capital Markets and Canaccord Capital Corporation) arranged for the purchase of 3,200,000 "flow-through" common shares at a price of $1.25 per share for gross proceeds to the Company of $4,000,000. The underwriters were paid a cash fee of 6% of the gross proceeds and received 192,000 broker warrants. Each broker warrants entitles the holder to acquire one non-flow-through common share of the Company at a price of $1.25 per share until November 29, 2008. In the second offering, five investors purchased, on a non-brokered private placement basis, 141,000 "flow-through" common shares at a purchase price of $1.25 per share for gross proceeds to the Company of $176,250.

In April 2007, the Company closed a bought-deal financing under which it raised gross proceeds of $25,005,000 upon the sale of (i) 12,500,000 units (the "**Units**") of Stornoway at a price of $1.20 per Unit, and (ii) 6,670,000 common shares of the Company (the "**Flow-Through Shares**") issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "**Tax Act**") at a price of $1.50 per Flow-Through Share. Each Unit consisted of one common share of the Company (a "**Common Share**") and one-half of a common share purchase warrant of the Company (each whole warrant, a "**Warrant**"). Each Warrant entitles the holder thereof to acquire one additional common share of the Company (a "**Warrant Share**") at an exercise price of $1.50 per Warrant Share until April 11, 2009.

The Company also granted the underwriters an option (the "**Over-Allotment Option**") to purchase up to an additional 1,875,000 Units at the same price as the Units. The Over-Allotment Option was exercised in full on April 30, 2007 for gross proceeds to the Company of $2,250,000.

As part of this financing, the underwriters (a syndicate led by BMO Capital Markets and Canaccord Capital Corporation) received a cash commission equal to 6% of the gross proceeds of the offering and common share purchase warrants entitling the underwriters to purchase up to 862,500 common shares of the Company at $1.20 per share until April 11, 2008.

Sale of Interest in Buffalo Hills Project

On July 24, 2007, Ashton sold its interest in the Buffalo Hills property in north central Alberta for total consideration of $17,500,000. Under the terms of the Agreement, Shore Gold Inc. ("**Shore**") and Diamondex Resources Ltd. ("**Diamondex**") paid $8,750,000 and $6,250,000, respectively, in cash, and Diamondex paid a

further $2,500,000 in the form of common shares of Diamondex. The fair value of the 6,031,363 Diamondex common shares received at closing was $1,870,000.

2006 Exploration Season Summary

Stornoway's stated mission is to create a successful growth oriented diamond company that succeeds in the practical business of mining and selling rough diamonds, and which pursues an aggressive exploration strategy to seek and develop world-class diamond mining opportunities in a market that has become increasingly under-supplied.

As the Company moves to fulfill this mission statement, it has developed a property portfolio of some 40 properties representing approximately 13.13 million acres that can be roughly subdivided into 400,000 acres of 'development' stage projects (the Foxtrot Property), 6.24 million acres of 'advanced' exploration properties (Aviat, Churchill, Qilalugaq and Timiskaming) and 6.49 million acres of 'early stage' projects (Botswana, Blackstone, Pikoo, and others.). Collectively these properties contain some 150 kimberlite bodies.

Stornoway operates exploration programs on its development stage projects, three of the four advanced projects and the majority of the early stage projects. Highlights of the 2006 exploration program include:

- Processing of some 4,000 tonnes of kimberlite collected by underground decline on each of the Renard 2 and Renard 3 kimberlite pipes (Québec)
- Processing of some 2,000 tonnes of kimberlite collected from surface trenching on the Renard 4 kimberlite (Québec)
- Recovery of 2,681 carats of diamonds from 1,929 tonnes of kimberlite from Renard 3. The five largest diamonds included a 10.15 carat light off-colour gem octahedron, a 7.78 carat near-gem clivage, a 6.36 carat colourless gem octahedron, a 6.09 carat colourless gem octahedron, and a 5.00 carat colourless macle.
- Discovery of four significantly diamondiferous (0.39 to 2.04 carats per tonne) kimberlite dyke systems on the Churchill Project; the Kahuna, Notch, PST and Jigsaw kimberlites (Rankin Inlet, Nunavut)
- Confirmation of the grade potential (0.29 to 0.86 carats per tonne) of 11 kimberlite bodies on the Aviat Project (Melville Peninsula, Nunavut)
- Identification of tonnage potential at the Aviat Project through increased understanding of continuity of the kimberlite dykes (Melville Peninsula, Nunavut)
- Recovery of a 0.6 carat stone from a 4.2 tonne sample collected at A28 and discovery of two new diamondiferous kimberlite bodies on the Qilalugaq Project from prospecting during a three week reconnaissance program (Repulse Bay, Nunavut)
- Discovery of the BA-19 kimberlite by drilling on the Timiskaming Project (Baby Township, Fugereville, Québec)
- Ongoing assessment of other existing properties representing about 6.5 million acres (various locations)
- Initiation of new joint ventures over select prospective ground (Calling Lake, Alberta and Itza property, Nunavut)

- Continued grassroots prospecting, till and rock sampling, airborne and ground geophysics as well as other exploration, resulting in, or anticipated to result in, the targeted acquisition of promising 100% owned diamond properties elsewhere in Canada (Pikoo, Saskatchewan)

- Ongoing review of in-house regional geological, geochemical and geophysical databases

The Company, through Ashton, commenced a major bulk sample program at the Renard kimberlite cluster within its 50% owned Foxtrot Property in north-central Québec. An approximately 10,000 tonne sample was collected from surface trenching at the Renard 4 kimberlite pipe and by way of an underground decline established on the Renard 2 and Renard 3 kimberlite pipes. A ten tonne per hour Dense Media Separation ("**DMS**") plant was established at site for the treatment of ore and successfully commissioned. Ore processing began in February 2007 with initial diamond recovery results reported in May 2007. In addition to the bulk sample program two new kimberlite dykes were discovered in 2006 at Foxtrot, the "Southeast" and "New" dykes, and additional mini-bulk sample results were reported from the Renard 4, Renard 9 and Renard 2 kimberlite pipes, and the North kimberlite dyke. Additional exploration activities at Foxtrot included till sampling, ground geophysics, boulder prospecting, target drilling and dyke trenching.

Stornoway's Principal Properties



Mackenzie
Coronation Gulf
Lac de Gras
Blackston
Aviat
Qilalugaq
Churchill
Pikoo
Renard
Calgar
Winnipeg
Timiskaming
Montréa
Toronto
Development Stage Project
Advanced Exploration Project
Areas of Exploration Focus

DESCRIPTION OF THE BUSINESS

General

The Company is a diamond exploration company that is engaging in exploration activities for diamonds in Nunavut, the Northwest Territories, Alberta, Saskatchewan, Ontario, Québec and Manitoba, Canada and in Botswana, Africa. See "General Development of the Business – Three Year History and Significant Acquisitions" and "Mineral Projects". The Company is in the exploration stage and has no projects currently in production. The majority of exploration expenditures to date have been funded through the sale of its securities. The Company is looking for commercial diamond deposits.

The diamond market is dominated by a small number of major suppliers, most notably the Diamond Trading Corporation (a subsidiary of De Beers Consolidated Mines Ltd. ("**De Beers**")). There is no quoted market for diamonds, sale prices are typically kept confidential and the small number of major suppliers can affect the prices for which rough diamonds may be sold.

The Company and its subsidiaries had 55 employees at April 30, 2007. In order to complete its exploration programs the Company engages consultants and third party contractors on a regular basis who perform services including positioning supplies, completing sampling programs, flying airborne surveys, undertaking drilling and completing analytical tests.

Environmental protection requirements presently have limited impact on the Company's capital expenditures since the Company is only engaging in exploration activities. However, the Company's Canadian properties would be subject to comprehensive environmental protection requirements to address the sensitive northern environment if the Company was to discover a commercial deposit and bring it into production. Whether these requirements impact on the Company's competitive position cannot be determined at this time but will be the subject of detailed review in any feasibility study prepared in connection with a decision to bring a property into commercial production.

Risk Factors

An investment in securities of the Company involves significant risks which should be carefully considered by prospective investors before purchasing such securities. In addition to the other information set forth elsewhere in this Annual Information Form, the following risk factors should be carefully reviewed by prospective investors:

No Operating Profit - Need For Additional Funds - Dilution

The Company has no history of profitable operations and its present business is at the exploration/pre-feasibility stage. The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Such means of financing typically result in dilution of a shareholder's interest, either directly as a result of issuing equity securities or indirectly through dilution of an interest in one of the Company's projects. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development of its properties and ultimately in the loss of its properties.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and it may have its interest in the properties subject to such agreements reduced as a result. Also, if other parties to such agreements do not meet their share of such costs, the Company may not be able to finance the expenditures required to complete recommended programs.

Exploration and Development

Diamond exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover diamond deposits but also from finding diamond deposits that, though present, are insufficient terms of tonnage, grade or diamond value to return a profit from production.

All of the claims and permits in which the Company holds an interest are in the exploration stages only and are without a known body of commercial ore. The business of diamond exploration in northern Canada can be a lengthy, time consuming, expensive process and involves a high degree of risk. Upon discovery of a

diamond bearing kimberlite, the primary host-rock for diamonds, several stages of assessment are required before its economic viability can be determined. Assessment includes a determination of deposit size (tonnage), grade (carats/stone), diamond value (US$/carat) and the associated costs of extracting and selling the diamonds. Development of the subject diamond properties would follow only if favorable results are obtained at each stage of assessment. Although the Company has reported recoveries of diamonds from material extracted from kimberlite occurrences on the Company's properties, the amount of material extracted is small and continuity of the diamond content of the kimberlitic body is not assured and cannot be assumed. The development of a diamond mine in northern Canada has typically taken between seven and ten years from its initial discovery. Few diamond deposits discovered are ultimately developed into producing mines.

There is no assurance that the Company's diamond exploration activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major diamond deposit, no assurance can be given that diamonds will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Nature of the Securities

The purchase of securities of the Company involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. The Company's securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of the Company should not constitute a major portion of an investor's portfolio.

Price Volatility of Public Stock

The market price of securities of the Company have experienced wide fluctuations which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Company's shares will be subject to market trends generally and the value of the Company's shares on the Toronto Stock Exchange may be affected by such volatility.

Supplies, Infrastructure, Weather and Inflation

The Company's property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on mineral properties. Power may need to be generated on site.

Due to the remoteness of its exploration projects, the Company is forced to rely heavily on air transport for the supply of goods and services. Air transport in northern Canada is very susceptible to disruptions due to adverse weather conditions, resulting in unavoidable delays in planned programs and/or cost overruns.

Recent, improved market conditions for resource commodities after several years of record low prices has resulted in a dramatic increase in mineral exploration investment and activity in Canada. While inflation has not been a significant factor affecting the cost of goods and services in Canada in recent years, this renewed exploration activity has resulted in a shortage of experienced technical staff, and heavy demand for drillers, geophysical surveying crews and other goods and services needed by the exploration community.

It is difficult at this stage to quantify the effect of increased demand for these goods and services used in the Company's exploration programs, but there is anecdotal evidence that cost increases during the upcoming field season will be considerably higher than the rate of inflation prevailing in other sectors of the economy.

Exploration companies can also expect to experience difficulty in scheduling drilling contracts, airborne geophysical surveys and other services that are key components of early stage exploration programs.

Market for Diamonds

The mining industry, in general, is intensely competitive and there is no assurance that, even if commercial quantities of diamonds are discovered, a profitable market will exist for the sale of the diamonds produced. Factors beyond the control of the Company may affect the marketability of any diamonds or other minerals discovered. Pricing is affected by numerous factors beyond the Company's control such as international economic and political trends, global or regional consumption and demand patterns, increased production and the influence of the world's largest diamond producer, De Beers (see also "Description of the Business – General"). There is no assurance that the price of diamonds recovered from any diamond deposit will be such that they can be mined at a profit.

Marketability of Diamonds

The marketability of diamonds acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of processing facilities, processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, requirements for "value added" processing of rough diamonds in northern Canada and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

Title Risks

Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Surveys have not been carried out on the majority of the Company's mineral properties, therefore in accordance with the laws of the jurisdiction in which such properties are situated, their existence and area could be in doubt.

Environmental Regulations, Permits and Licenses

The Company's operations are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, safety and other matters. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a direction of stricter standards, and enforcement, and higher fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations.

The current operations of the Company require permits from various domestic authorities and such operations are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

The Company believes it is in substantial compliance with all material laws and regulations, which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require

for its operations and exploration activities will be obtainable on reasonable terms or on a timely basis or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Operating Hazards and Risks

While the Company does not presently engage in mining operations, its goal is to discover and develop a diamond deposit and put it into production. Mining Operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of diamonds and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

Competition for Properties

The mining industry is intensely competitive in all its phases, and the Company competes with other companies that have greater financial resources and technical capacity. Competition could adversely affect the Company's ability to acquire suitable properties or prospects in the future.

Economic Conditions

Unfavorable economic conditions may negatively impact the Company's financial viability. Unfavorable economic conditions could also increase the Company's financing costs, decrease net income, limit access to capital markets and negatively impact any of the availability of credit facilities to the Company.

Dependence on Management

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in

negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the *Business Corporations Act* (British Columbia) dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company's directors, disclose his interest and refrain from voting on the matter unless otherwise permitted by the *Business Corporations Act* (British Columbia). In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.

MINERAL PROJECTS

Material Mineral Properties

The Company's material mineral properties are (i) the Foxtrot Property in the Otish Mountains located in Québec, Canada; (ii) the Aviat One Property on the Melville Peninsula located in Nunavut, Canada; and (iii) the Churchill Property located in Nunavut, Canada.

Foxtrot Property – Renard Kimberlitic Bodies

Technical information described below relating to the Foxtrot Property was summarized from a technical report dated February 24, 2006 entitled "Technical Report and Recommendations – The Otish Mountains, Québec Project" (the "**Foxtrot Technical Report**") prepared by Alan O'Connor, B.Sc., P. Geol. and Isabelle Lépine, M.Sc., P. Geol., "qualified persons" for the purposes of National Instrument 43-101 ("**NI 43-101**"). The Foxtrot Technical Report is available for viewing under Stornoway's profile on the SEDAR website at www.sedar.com (filed on February 23, 2007). This project is a 50:50 joint venture between Ashton and SOQUEM Inc.

Property Description and Location

Ashton, through its wholly owned subsidiary, Ashton Diamonds (Canada) Inc., and Ashton's joint venture partner, SOQUEM INC, through its wholly owned subsidiary, Diaquem, each hold a 50% interest in the Company's exploration properties in the province of Québec. Ashton is the operator of the joint venture.

The Québec properties consist largely of the Foxtrot, Tichegami and Monts Otish properties located in north-central Québec. The Foxtrot property, which is the principal focus of exploration activity, is situated at 52°53'N/72°10'W, approximately 820 kilometres north of Montreal, 120 kilometres south of the all-weather Transtaïga Roadway, and 150 kilometres south-southeast of Hydro-Québec's LG-4 hydro-electric generating station.

As at February 2006, the property was comprised of two Mining Exploration Licenses, PEM1555 and PEM1556, and 2,121 claims for a total of 153,665 hectares. In Québec, Mining Exploration Licenses are issued for a period of five years and may be renewed for one additional five-year period provided that the conditions of renewal prescribed by the provincial *Mining Act* are met. These conditions include graduated work requirements and renewal fees at the rate of $105 per square kilometre. The claims, or cells, in the northern portion of the property were obtained by map staking. The claim boundaries are defined by geographic coordinates. Claims are issued based on a two-year assessment period with the work requirements increasing for each period. Renewal fees, which must be paid 60 days before the anniversary date, are $105 per claim.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Infrastructure in the region largely consists of roads and airports constructed and operated by Hydro-Québec to service its extensive network of hydro-electric generating facilities in the James Bay region of the province. The airport facilities at LG-4 and Chibougamau and the fixed-wing float bases at hunting lodges serve as staging areas for mobilization of equipment and personnel to the project site. Highway 109, an all-weather paved road, extends from Matagami, Québec approximately 500 km north to terminate in the community of

Radisson near the LG-2 power project. Two major all-weather gravel roads lead east from this highway. The North Road connects Chibougamau with the James Bay highway via Nemiscau. The Transtaïga Roadway runs east from Radisson to Caniapiscau and provides gravel road access to the LG-4 and Laforge electrical generating stations as well as several hunting lodges in the interior. In the south, an all-weather gravel road links Chibougamau with Temiscamie and Lac Albanel and passes close to the community of Mistissini. From the northern end of this road, a winter road leads further north to the Eastmain gold deposit located approximately 38 kilometres south of the Foxtrot property.

The joint venture has constructed and currently maintains two field camps on the Foxtrot property, Emmanuel and Lagopède. Camp Emmanuel has the capacity to accommodate up to 35 individuals, incorporates a secure core logging facility and has a satellite communications system capable of providing high-speed Internet connections. Camp Lagopède accommodates up to 40 individuals. It is used to stage the exploration and advanced drilling and bulk sampling programs. The site has a satellite communications system, a secure core logging facility, a fenced storage area for holding kimberlitic samples and a garage equipped with a welding shop. At the end of December 2005, heavy equipment on site included two land-based and one helicopter transportable core drill rigs, one RC drill rig, one front-end loader, one farm tractor, one loader/backhoe and one D6 Caterpillar bulldozer. During winter, an ice airstrip measuring up to 1,250 metres is constructed on the surface of the adjacent Lac Lagopède to accommodate large aircraft for mobilization of equipment and supplies.

During the summers of 2004 and 2005, a system of unpaved roads was constructed between Camp Lagopède, the "Core Area" that hosts the most promising kimberlitic bodies in the Renard cluster, and the Hibou and the Lynx dyke areas.

Fixed or rotary-winged aircraft are required to reach the property. During summer months, float equipped fixed-wing aircraft can be leased from various hunting and fishing outfitters in the area or from small air service companies in Chibougamau, Mistissini, Temiscamie or Wemindji. The nearest helicopter base is located in Chibougamau.

The Foxtrot property is located in the Taïga belt. Vegetation consists largely of mature to immature black spruce, poplar, alder and muskeg with increasing proportions of muskeg and black spruce toward the northern portion of the property. Relief within the property consists of steep-sided hills with rounded tops separated by muskeg-covered valleys. Elevations range from 400 to 800 metres above sea level. Abundant lakes, ponds and small rivers are present throughout. The climate is typical of a continental interior with short summers and long, cold winters. Temperature ranges are extreme with summer maximums of plus 40°C and winter minimums of minus 50°C. The area receives abundant precipitation in the form of rain and snow. Forest fires are common in the region.

Exploration work can be conducted year-round. During fall freeze-up and spring break-up, airborne access to the property is by helicopter only. Geophysical surveys and drilling on land can be conducted throughout this period. Indicator mineral sampling, geological mapping and prospecting can be conducted in late spring, summer and fall. As noted above, water resources for mineral exploration are abundant. During the initial stages of exploration, diesel generators provide electrical power for the exploration camps. The large hydro-electric generating station at LG-4, located approximately 150 kilometres to the northeast of the Foxtrot property, could potentially supply power to any mine that might be developed on the property.

Geological Setting

The regional project area is located within the eastern portion of the Archean Superior craton. The Superior craton is a region viewed as favourable for the emplacement of economic diamond deposits. This portion of the craton is referred to as the "Ungava craton". Proterozoic rocks of the Labrador Fold Belt in the east, the Cape Smith Fold Belt in the north and the Grenville Province in the south surround the project area. Northern portions of the project area are comprised of north-northwest trending, plutonic and gneissic terranes. Based on metamorphic grade, mineralogy, lithology and aeromagnetics, the terranes appear to vary in width from 70 to 150 km. Granite-gneiss and retrograde granulite gneiss are the predominant lithologies. Lesser granite and

granodiorite are also present. Contained within the gneisses are relict metasedimentary and metavolcanic rock assemblages along with associated mafic and ultramafic intrusive rocks. Northwest trending, Proterozoic Mistassini Swarm diabase and gabbro dykes up to 30 metres wide crosscut all terranes. Isolated outliers of Proterozoic clastic metasedimentary rocks are present in the area.

Metamorphic grade within the Foxtrot property area is primarily amphibolite facies with local granulite facies being reported near Lac Minto. Higher-grade lithologies in the north are interpreted as supracrustal relicts dating to 3.1 Ga. Granite and granite gneiss are dated at 2.7 Ga and local felsic and intermediate intrusive rocks are dated at 2.5 Ga.

A large feature known as the New Québec Ice Divide controlled the quaternary glacial cover. From this centre, ice flowed north and northeast toward Ungava Bay and west to southwest toward Hudson Bay. Glacial lineaments are well developed and common. Near Hudson Bay, marine sediments of the Tyrell Sea are common. Eskers can be traced for over 100 km and are generally oriented parallel to the direction of ice flow. In the central portion of the area, hummocky and discontinuous un-moulded ground moraine is more prevalent.

Glacial overburden within the Foxtrot property can be up to 30 metres deep but is generally thinner, with an average depth of 12 metres in the area of the Renard cluster. Glacial deposits consist of till, eskers, moraine and post-glacial sediments.

Exploration

Since 1996, Ashton and SOQUEM have evaluated an area of more than 400,000 square kilometres of the eastern Archean Superior craton. Exploration conducted by the joint venture has resulted in the discovery of a new field of kimberlitic intrusions on the Foxtrot property, notably the Renard cluster of kimberlitic bodies.

Since 1996, 5,424 indicator mineral samples have been collected and 35,488 line kilometres of airborne geophysical surveys and 1,758 line kilometres of ground geophysical surveys have been completed. In addition, 151 exploration holes have been drilled on 74 targets resulting in the discovery of a total of thirteen kimberlitic bodies.

In late 2001, results from the initial indicator mineral sampling and geophysical surveying led to the drill-testing of four high priority geophysical anomalies on the Foxtrot property. Kimberlitic rock was intersected at two of these anomalies. Samples from the kimberlitic bodies, subsequently named Renard 1 and Renard 2, were tested for diamonds and both were found to be diamondiferous. Subsequent drilling programs completed in 2002, 2003, 2004 and 2005 resulted in the identification of an additional six discrete pipe-like kimberlitic bodies, namely Renard 3, 4, 65, 7, 8, and 9, as well as Renard 10 and the Lynx, Hibou, North Anomaly and G05-181 dyke systems. Twelve of the thirteen kimberlitic bodies discovered to date on the property have proven to be diamondiferous.

All the Renard bodies are diamondiferous. Thus far, mini-bulk and bulk samples have been collected and processed from Renard 1, 2, 3, 4, 65, 7, 8 and 9. Diamonds greater than two carats in weight have been recovered from Renard 2, 3, 4, 65 and 9.

Encouraging diamond results from mini-bulk testing of the Renard kimberlitic cluster led to a decision to advance the evaluation of these bodies. In 2004, a 664 tonne bulk sample of kimberlitic material was collected from Renard 2, 3, 4 and 65 through core drilling and RC drilling. The objective of this bulk sample program was to collect sufficient kimberlitic material to recover a parcel of diamonds greater than 300 carats for an initial diamond valuation and to increase the understanding of the grade and size of the Renard bodies. After the 664 tonne bulk sample material was processed and the diamonds acid washed, a parcel of diamonds totalling 459 carats was recovered for valuation purposes. In April 2005, based on this parcel of diamonds, WWW International Diamond Consultants Ltd. determined a modeled value of US$88 per carat for the Renard diamonds. The minimum modeled value was determined at US$76 per carat and the high modeled value at US$104 per carat.

Renard 2, 3, 4 and 9 are the four bodies that have returned samples having the highest diamond contents. Using 220 drill holes completed through to the end of 2005, Wardrop Engineering Inc. estimated a drill indicated tonnage of kimberlitic material contained within Renard 2, 3, 4, and 9 at 17.5 million tonnes. Including projected tonnage calculated based on geological assumptions, the estimated tonnage increased to a total of between 23.2 and 27.5 million tonnes. Using the estimated diamond content of the samples analyzed thus far, these four bodies could potentially contain 18.6 to 22.0 million carats of diamonds.

Renard Cluster Estimated Tonnage and Diamond Content (to May 2005)

Kimberlitic Body	Deepest Drill Intersection (metres below surface)	Estimated Tonnage (million tonnes) (Note 1)				DMS Results – May 2004 to 2005		Estimated Number of Carats (millions)
		Drill-Indicated	Projected		Total	Weight of Sample (tonnes)	Estimated Diamond Content of Sample (cpht) (Note 2)	
			Low	High				
Renard 2	565	6.5	3.4	5.9	9.9 to 12.4	173	92	**9.1 to 11.4**
Renard 3	360	1.7	0.3	0.4	2.0 to 2.1	160	124	**2.5 to 2.6**
Renard 4	302	6.1	1.6	2.9	7.7 to 9.0	178	46	**3.5 to 4.1**
Renard 9	364	3.2	0.4	0.8	3.6 to 4.0	12.2	97	**3.5 to 3.9**
Totals		**17.5**	**5.7**	**10**	**23.2 to 27.5**			**18.6 to 22.0**

Note 1: Tonnage estimated by Wardrop Engineering Inc.
Note 2: "cpht" means number of carats of diamonds larger than 1.18 mm using a square mesh screen, per hundred tonnes.

References to estimates of tonnage and the potential quantity of diamonds are conceptual in nature and there has been insufficient exploration of Stornoway's Renard kimberlites in Québec to define a "mineral resource" within the definition established by NI 43-101. Additional drilling is required to upgrade this estimate to a mineral resource or a mineral reserve category that complies with NI 43-101 and there can be no certainty that future exploration of Stornoway's Renard kimberlites will result in a mineral resource being delineated.

The basis on which the disclosed estimates of tonnage and potential quantity of diamonds has been determined is described below. The drill-indicated tonnage reflects the drill spacing by assuming an area of influence of five to ten metres around each drill hole. In some cases, only limited drill data are available. The projected tonnage of the four Renard blocks, which is presented as a range, was determined by projecting the walls of the bodies to their respective maximum kimberlitic intersection depths. The high estimate of the projected tonnage was determined assuming near-vertical walls, and the low estimate was determined assuming that the walls taper inward at a greater inclination from vertical. In both cases, any non-kimberlitic drill intersections were taken into account. The tonnage was calculated by multiplying the respective interpreted volumes for each body, as determined in a three-dimension wire frame model, by a specific gravity of 2.6 grams per cubic centimetre. The specific gravity of 2.6 is the average value determined to date for kimberlitic material collected from the four Renard bodies. The number of carats was calculated by multiplying the average diamond content of the samples collected thus far from each body by the estimated tonnage of the body. The results derived from these calculations may not accurately reflect the total number of carats that the four bodies contain because: (i) the estimated tonnage does not constitute a mineral resource; (ii) further exploration will not necessarily provide the basis for determining a mineral resource; and (iii) the diamond content of the samples collected to date may not be representative of the overall diamond content of these bodies given a number of factors including the location of the drill holes and the small size of the samples. The above estimates of tonnage were prepared by Wardrop Engineering Inc. under the supervision of Brooke P. Clements, P. Geo., Ashton's Vice-President, Exploration at the time. Mr. Clements is a "qualified person" with respect to this disclosure for purposes of NI 43-101.

Results in 2005 lead to the approval by the joint venture of an exploration program that includes the collection of a 6,000 carat parcel of diamonds from Renard 2, 3, 4 and 9 through a combination of core and RC drilling, trenching and underground mining. This program has commenced.

The Lynx dyke system is a 3.7 kilometre long series of continuous or semi-continuous kimberlitic dykes divided into three zones: Lynx, Lynx North and Lynx South. Further drilling is required along the trend to better determine the degree of continuity, dip and thickness of the dyke system. The Hibou dyke, discovered in 2005 approximately 1.3 kilometres west of the Renard cluster, has a strike length of at least 850 metres and an average thickness of two metres. The dyke at the North Anomaly, also discovered by drilling in 2005, has an average thickness of 1.2 metres and a minimum known strike length of 225 metres.

Mineralization

The diamond content of a kimberlite is evaluated through a series of incrementally larger samples culminating in a bulk sample of 1,000 to 10,000 tonnes. Diamond quality, and therefore diamond value, can be highly variable. The value of kimberlite ore is a function of both diamond grade and diamond value.

Diamonds are generally of two types: peridotitic and eclogitic. Peridotitic or "P-type" diamonds are derived from peridotitic mantle rocks that are typically composed of olivine, ortho-clinopyroxene, chromite and pyrope garnet. Eclogitic or "E-type" diamonds are derived from eclogitic mantle material that is essentially bimineralIic being comprised of pyrope-almandine garnet and omphacitic clinopyroxene. As with diamonds, fragments of this mantle material is incorporated into the kimberlite and brought to surface. Certain constituent minerals from mantle rocks, referred to as "kimberlite indicator minerals", are found in kimberlites in greater abundance than diamonds. These minerals are the object of indicator mineral sampling programs that are conducted as key part of diamond exploration. Certain indicator mineral species retain a geochemical record of mantle conditions during formation. The geochemical properties of certain of these indicator minerals can help to predict the potential of undiscovered kimberlitic source rocks to host diamonds.

The Renard bodies and the various kimberlitic dykes were emplaced into granitic and gneissic host rocks. The bodies are part of a late Neoproterozoic to Cambrian kimberlite field in eastern Canada. Geophysical data and drill information from delineation and bulk sampling programs indicate the Renard bodies are irregular and elliptical in plain view with cross-sectional areas of 0.3 to 1.5 hectares.

The Renard kimberlites are steep-sided breccia bodies with a central core portion consisting of kimberlitic breccia and subordinate hypabyssal material. In certain places, these central cores are surrounded by irregular zones of country rock and country rock breccia (**"Peripheral Breccia"**) that contain more than 10% diamond bearing kimberlitic material, typically in the form of late intrusive macrocrystic kimberlitic dykes. The main lithologies observed within the Renard bodies are composed of kimberlitic breccia, macrocrystic hypabyssal kimberlitic material and country rock breccia. The kimberlitic breccias are distinguished by 15 to 90% by volume of locally derived country rock xenoliths in a kimberlitic matrix dominated by serpentinised olivine macrocrysts. The macrocrystic hypabyssal kimberlitic material is characterized by abundant, disseminated calcite, olivine macrocrysts and less than 15% by volume crustal xenoliths and is present as sills or dykes that vary in thickness from a few centimetres to several metres. These dykes also occur peripheral to the bodies. The country rock breccia generally contains more than 95% by volume of country rock fragments in a matrix that incorporates less than 5% kimberlitic material, but generally is composed of pulverized country rock material. Kimberlitic dykes external to the Renard cluster are typically linear in plan view, dip shallowly at inclinations between 10° and 50° and vary in thickness between a few centimetres to 3.7 metres.

An interpretation of the textures present in the Renard bodies suggests they have been eroded to the lower diatreme or root zone level. The Renard bodies may represent a transition between hypabyssal and diatreme facies.

Drilling

In diamond exploration, targets are typically evaluated at three progressive levels: exploratory target drilling, mini-bulk sampling and bulk sampling. After each stage, a decision to move to the next level is made based upon diamond analysis results.

Initial testing of targets covered by overburden or lakes is accomplished by exploratory drilling. The purpose of this procedure is to confirm the presence of a kimberlitic body, to extract sufficient kimberlitic material for initial diamond analysis and to establish a preliminary initial assessment of the size, shape and geological variability of the body. In remote sites, small gauge core samples of kimberlitic material, such as NQ-diameter (4.76 cm), are extracted by drilling using lightweight, helicopter- transportable drill rigs. Typically, a sample of 50 to 300 kilograms of this material is analysed by caustic fusion analysis to determine the presence of diamonds.

If the results of the initial diamond analysis from the exploratory core samples are encouraging, the second stage of evaluation, mini-bulk sampling, is undertaken. The purpose of mini-bulk sampling is to establish whether "commercial-sized" diamonds are present in the kimberlitic material and to increase the understanding of the shape and estimated diamond content of the body. Greater volumes of material are extracted at the mini-bulk sampling stage in order to achieve the goal of recovering larger diamonds from the sample. Mini-bulk samples typically range from five to 10 tonnes, but may be smaller or larger. To obtain this mass of material with fewer drill holes, larger core diameter core such as HQ (6.35 cm) and PQ (8.51 cm), is commonly recovered.

Large samples, typically above 100 tonnes in size, are commonly referred to as bulk samples. The goals of bulk sampling are to establish the estimated diamond content of the kimberlitic body, to obtain a parcel of diamonds that is sufficiently large to allow the average value per carat to be determined and to continue the delineation of the shape and size of the target. The collection techniques at the bulk sampling stage are similar to those used in mini-bulk sampling. Large-diameter core or reverse-circulation drilling may be used, or samples may be collected from pits and trenches if the kimberlitic body is not covered by extensive overburden or water. Underground mining techniques can also be used to extract large tonnage samples of kimberlitic material.

Between late 2001 and the end of 2005, 74 targets were drill-tested with a total of 151 NQ drill holes resulting in the discovery of nine pipe-like kimberlitic intrusions, Renard 1, 2, 3, 4, 65, 7, 8, 9 and 10, and several kimberlitic dykes outside the Renard cluster including the Lynx, Hibou and North Anomaly kimberlitic dyke occurrences. Kimberlitic dykes less than 0.5 metres in width were also intersected at anomalies 271D, 85161 and G05-181. Core samples from all of the bodies, except the minor dyke occurrences, have been subjected to various levels of diamond testing.

The following table summarizes the extent and type of drilling conducted on the Renard cluster to the end of 2005. In addition, in 2005 45 NQ drill holes have tested the extent of the Lynx, Hibou and North Anomaly dykes.

Summary of Renard cluster drilling: 2001 to 2005

	NQ core holes	HQ core holes	PQ core holes	Reverse circulation holes
Renard 1	-	6	1	-
Renard 2	24	21	1	6
Renard 3	26	13	1	6
Renard 4	4	38	2	5
Renard 65	6	17	3	6
Renard 7	2	1	1	-
Renard 8	-	4	2	-
Renard 9	4	12	3	-
Renard 10	6	-	-	-

While establishing an access road during the 2004 summer drill program, exploration personnel found a subcrop of Renard 4. The subcrop area was stripped of overburden and a 1.77 tonne sample of kimberlitic material was collected. The 1.77 tonne sample returned a recovered diamond content of 175 cpht. Most of the 2005 winter drill program at Renard 4 focused on outlining this zone. As of February 2006, a total of 9.16 tonnes of drill and outcrop material from this zone had been processed by DMS, returning a recovered diamond content of 173 cpht.

In 2005, 4.1 and 6.1 tonnes of kimberlitic material from Renard 7 and 8 respectively were processed for diamonds by DMS at Ashton's North Vancouver laboratory facilities (the "**Lab**"). The two samples returned recovered diamond contents of 2.3 and 7.7 cpht, respectively. At present, no further work is planned for these bodies.

Renard 10 is interpreted to be a north-northwest striking zone of kimberlitic dykes with associated country rock breccia that has a minimum strike length of 350 metres and a combined width of approximately 20 metres. Two samples of drill core from Renard 10 with a combined weight of 237 kg have been analyzed for diamonds by caustic dissolution thus far. The results are summarized in the table below.

Renard 10 Caustic Dissolution Diamond Results for 2004 and 2005

Date reported	Weight of Sample (Kg)	Number of Diamonds According to Sieve Size Fraction (mm)								
		+0.1000 -0.150	+0.150 -0.212	+0.212	+0.300	+0.425	+0.600	+0.850	+1.18 -1.70	Total
October 13, 2005	49.3	24	19	12	3	5	0	0	0	**63**
June 9, 2004	187.8	30	11	11	5	4	1	1	1	64
Total	**237.1**	**54**	**30**	**23**	**8**	**9**	**1**	**1**	**1**	**127**

The data are encouraging and are comparable to the initial diamond results from several of the kimberlitic bodies situated within the Renard Core area.

Situated approximately two kilometres west of the Renard cluster, the Lynx Anomaly is a 4.5 km wide indicator mineral anomaly with associated kimberlitic cobbles and boulders. The strongest portion of the indicator mineral and kimberlitic boulder anomaly terminates near a linear topographic feature that appears to be associated with a significant system of kimberlitic dykes referred to as Lynx, Lynx North and Lynx South. At present, macrocrystic, hypabyssal kimberlitic material has been intersected at 19 of 22 sites along a 3.7 kilometre long section of the Lynx Anomaly. The kimberlitic intrusions occur as dykes ranging in apparent thickness from a few centimetres to 3.7 metres. Dykes occur both as single, discrete units and also as groups of dykes in zones with kimberlitic material separated by varying widths of country rock granite or gneiss. The general trend of the Lynx Anomaly dykes strikes at an azimuth of approximately 345° and dips to the east between 15 to 50°. The southeast end of the 4.5 km long Lynx Anomaly is now referred to as Lynx South.

Caustic dissolution diamond results from the kimberlitic dykes intersected by drilling in 2003 and 2004 at Lynx and disclosed by Ashton in 2005 showed the dykes to be diamondiferous. The 2005 drill program consisted of drilling ten NQ-diameter core holes from five sites at Lynx North, Lynx and the area between Lynx and Lynx South to increase the density of drilling between the occurrences and to determine the location of the dyke at its northern extents. Samples of drill core from Lynx with a combined weight of 148.5 kg were analyzed for diamonds by caustic dissolution and are summarized in the table below.

Table of Lynx Caustic Dissolution Results from Drill Core

Date reported	Weight of Sample (Kg)	Number of Diamonds According to Sieve Size Fraction (mm)								
		+0.1000 -0.150	+0.150 -0.212	+0.212	+0.300	+0.425	+0.600	+0.850	+1.18 -1.70	Total
Lynx South	96.5	168	89	36	24	13	5	4	0	339
Lynx North	25.0	17	19	12	11	4	0	0	1	**64**
Lynx	27.0	9	8	5	1	2	1	0	0	**26**
Total	**148.5**	**194**	**116**	**53**	**36**	**19**	**6**	**4**	**1**	**429**

Positive results of drill core diamond analyses from the Lynx occurrence resulted in the decision to expose the Lynx dykes through trenching and to collect sufficient material for DMS analysis. In 2003 a 3.87 tonne mini-bulk sample of kimberlitic float was collected down-ice of the Lynx occurrence and processed through Ashton's North Vancouver DMS facility. The material returned 4.63 carats of diamonds for a recovered diamond content of 120 cpht. Two samples of kimberlitic boulders, weighing 4.60 and 5.66 tonnes were collected in the Lynx South and Lynx North areas, respectively, during the summer of 2004. The samples were processed through Ashton's North Vancouver DMS facility in early 2005. The Lynx South sample returned 11.8 carats of diamonds, resulting in a recovered diamond content of 256 cpht. The Lynx North sample returned 2.68 carats of diamonds and has a recovered diamond content of 47 cpht. The Lynx dyke was subsequently uncovered by backhoe at four separate locations during the 2005 summer program. The kimberlitic material from each trench was shipped under secure conditions to Ashton's North Vancouver facility. The results from the Lynx dyke mini-bulk sample program were pending as of February 2006.

The North Anomaly consists of an indicator mineral anomaly, first identified on the Foxtrot property in 2003, located six kilometres north of the Renard cluster. The mineral anomaly includes kimberlitic pebbles, cobbles and boulders as well as a number of highly anomalous indicator mineral samples. Six diamonds greater than 0.4 mm were recovered from five till samples collected in this area. During the summer of 2005, seven core holes were drilled in order to test a southern geophysical anomaly, G04-222, at three separate sites. Each hole intersected kimberlitic material. Current data suggests that the dyke has an average drill thickness of 1.2 metres and a minimum strike length of 225 metres. A cumulative sample of kimberlitic core weighing 56.5 kg extracted by these drill holes was analyzed for diamonds by caustic dissolution at the Lab. The results are summarized in the table below.

Caustic Dissolution Results from G04-222 (North Anomaly) Drill Core

Weight of Sample (kg)	Number of Diamonds According to Sieve Size Fraction (mm) Including Fragments Derived from >2 mm Diamond								Total
	+0.100 -0.150	+0.150 -0.212	+0.212 -0.300	+0.300 -0.425	+0.425 -0.600	+0.600 -0.850	+0.850 -1.18	+1.18 -1.70	
56.5	273	168	115	60	24	10	11	1	662

More than 50% of the 662 diamonds from the sample are interpreted to be fragments resulting from the disaggregation of a diamond greater than two millimetres in size. The analysis of the fragments suggests that this diamond was an aggregate stone that incorporated other minerals. Because the other minerals are not as competent as diamond, the crystal is believed to have fractured during processing.

During the summer of 2005, kimberlitic boulders measuring up to one tonne were discovered in four locations between the Renard cluster and the Lynx dyke system. Samples of kimberlitic material, weighing 250 and 103 kg, taken from one of the four clusters of boulders were analyzed for diamonds by caustic dissolution at the Lab. As summarized in the table below, the samples returned 761 and 408 diamonds respectively. A drill hole located directly up-ice from this group of boulders intersected a kimberlitic dyke, later named Hibou. Subsequent drilling at the Hibou dyke demonstrated the body has a west-northwest strike length of at least 850 metres and an interpreted dip of 10° to the north-northeast. The intersections indicate an average thickness of two metres and a minimum down-dip extension of approximately 500 metres was determined along one section of drilling. The dyke is open down-dip and along strike to the west-northwest.

A 4.57 tonne sample of kimberlitic boulders collected from the first discovery site located near the projected surface expression of the Hibou dyke was processed by DMS. This material returned 2.87 carats of commercial-sized diamonds larger than 1.18 mm, giving the sample a recovered diamond content of 63 cpht. In addition, a 9.93 tonne sample of in-situ kimberlitic material collected from a trench excavated near the interpreted eastern strike limit of the dyke, approximately 150 metres east of the first boulder discovery, was processed by DMS. This sample returned 0.86 carats of commercial-sized diamonds larger than 1.18 mm for a recovered diamond content of 8.7 cpht. In addition, samples of material from trench material and drill core were analyzed by caustic dissolution. All caustic dissolution diamond results are summarized in the table below.

Caustic Dissolution Diamond Results for Hibou Core, Boulder and Trench Material

Sample and Date Reported	Weight of Sample (kg)	Number of Diamonds According to Sieve Size Fraction (mm)								Total Number of Diamonds
		+0.100 -0.150	+0.150 -0.212	+0.212 -0.300	+0.300 -0.425	+0.425 -0.600	+0.600 -0.850	+0.850 -1.18	+1.18 -1.70	
Boulders January 16, 2006	103	123	154	78	40	9	2	2	0	408
Boulders October 13, 2005	250	216	235	160	106	22	11	7	4	761
Boulder Total	353	339	389	238	146	31	13	9	4	1169
Trench January 16, 2006	105	70	76	37	27	7	5	2	1	225
Cumulative Drill Core January 16, 2006	31.5	12	18	15	7	5	2	0	0	59

Further work is required to fully assess the diamond potential of the Hibou dyke.

Sampling Method and Approach

The Company applies appropriate quality control and quality assurance (“**QA/QC**”) protocols to the generation of the exploration data described in this Annual Information Form, together with appropriate measures to ensure the integrity and security of sample materials. The process for the collection and analysis of samples is described below.

Sampling of Surficial Material for Indicator Minerals

Sampling of surficial material for indicator mineral content is an effective tool to conduct a first pass assessment of the potential of a property to host kimberlite and related rocks. Minerals unique to kimberlitic intrusions that have relatively high specific gravity are commonly called “indicator minerals” or “heavy minerals”. These kimberlitic indicator minerals commonly occur in much greater abundance in kimberlites than diamonds and are present in surficial deposits after being transported from their source rock by erosional forces such as rivers and glaciers. Sampling surficial deposits for anomalous concentrations of these kimberlitic indicator minerals can effectively identify a prospective area by mapping the dispersion train back to its source. Diamonds can also be recovered during this sampling process, but their occurrence is rare.

In areas that have been subjected to glaciation, Ashton’s sampling procedure is to collect material representative of glacial deposition along lines perpendicular to ice flow. Basal tills accurately reflect up-ice bedrock features and are a preferred medium for sample collection. Samples collected from eskers and other fluvial deposits provide regional data. Coarse constituents are typically removed by wet sieving to less than 2.0 mm at the sample site. The sample is collected and sealed in a heavy-duty sample bag, the bag is tagged inside and out, and all relevant geological data, including coordinates and a site description, are noted. A one-kilogram representative sample for geochemical analysis is also collected from the site. The final weight for a completed sieved sample ranges from about five kilograms to more than 40 kilograms. The postulated distance from source is the major factor that determines sample size. Typically, large samples are collected for reconnaissance purposes and smaller samples are preferred in areas of higher density sampling to define kimberlite targets.

Samples are removed from the field as soon as is logistically possible, placed on pallets and shrink-wrapped to prevent tampering and are then transported by express freight services to the Lab. Reduction by shaking table and sieving followed by heavy liquid and some magnetic separation techniques produces a final heavy mineral concentrate that typically ranges in size from five to 100 grams. Concentrates are “picked” by well-

trained and experienced mineral observers using microscopes and any kimberlite indicator mineral grains are isolated. The indicator grains are tallied, examined for surface abrasions indicative of transportation distance and saved for additional testing as warranted.

The final indicator mineral counts are plotted on maps or imaged on a computer screen. Anomalous concentrations are noted together with abrasion characteristics and ice-flow direction to steer exploration programs to potential kimberlite target areas. As a rule, sample density near a kimberlite target is increased to fully delineate the probable indicator mineral source area.

Collection of Kimberlitic Samples for the Initial Evaluation of Diamond Content through Caustic Fusion

Ashton's attrition milling caustic fusion process is used to evaluate the diamond potential of a kimberlite following its discovery. The objective of this type of test is to determine the presence of diamonds greater than 0.1 mm. Typically, at least four samples, each comprising approximately 50 kilograms, are analyzed as a first phase test. Depending on the nature of the discovery, this quantity of kimberlite is either collected from representative outcrop exposures at the discovery site or taken from representative sections of a drilled kimberlite intersection. Samples collected from outcrop, if present, are noted and described in detail before being sealed on site in 20-litre pails with tamper-proof lids. Samples are transported by express freight to the Lab.

Kimberlite intersections from drill core are secured in sealed core boxes at the drill rig. The core boxes are typically opened at Ashton's field facilities where qualified geologists log the core in detail for geological and geotechnical information. All cores are photographed prior to transportation by secured, express freight to the Lab. In preparation for shipment, the boxes are sealed, stacked on pallets and strapped securely with metal banding to prevent tampering. At the Lab, qualified geologists examine the core and representative sections are selected for initial diamond testing. Drill core sample intervals are typically split so that half of the core can be retained for future reference and/or further diamond testing.

Ashton has used reverse circulation ("**RC**") drills to test kimberlite targets. RC drilling recovers kimberlite as a continuous stream of rock chips. An RC hole will typically yield a larger volume of rock than is necessarily required for first phase testing. The kimberlite is collected in large sample bags that are fastened with tamper-proof seals. These are then transported to secured Ashton storage facilities. Bonded freight services are organized as required.

Collection of Larger Kimberlitic Samples for Evaluation of Diamond Content

RC drills and core drills, trenching and underground test mining are commonly used to collect kimberlite samples ranging in size from one tonne to as much as 10,000 tonnes. Ashton defines a mini-bulk sample as ranging from one to 100 tonnes, and a bulk sample as one that is greater than 100 tonnes. The objective of mini-bulk and bulk sample programs is to determine the diamond content of a kimberlite body and its size and shape, and to recover commercial-size diamonds. Ashton defines these as diamonds greater than 1.18 mm using a square aperture screen. Ashton has used large diameter RC drilling on several programs. On the Québec program, screen openings of 1.18 mm were used to dewater the kimberlitic material and remove the undersize fraction during the field collection process. The recovered kimberlite is separated at regular down-hole intervals into individual samples and collected in large bulk sample bags or drums. The bulk bags and drums are fastened with tamper-proof seals and transported to secure Ashton storage facilities. In Québec, the winter 2004 RC drilling program was performed using a mix of water and air to bring the kimberlitic chips to the surface, while the summer 2004 program used a "reverse flood" technique. This technique involved the use of much larger volumes of water, and was preferred to the method used in the winter since Ashton believes that the reverse flood method reduces diamond breakage.

Because a certain percentage of rock material is discarded as under-sized material or is lost in fractures in a RC borehole, the weight of the sample is calculated rather than measured directly. The weight is calculated by multiplying the volume of the hole by the specific gravity of the kimberlitic material. The volume of material removed from the hole is calculated by multiplying its diameter, as measured by callipers, by its

depth. On the Québec program, the specific gravity of 2.6 grams per cubic centimetre used in the calculations was determined as the average of the specific gravity values determined to date for kimberlitic material collected from the Renard bodies.

RC drilling produces rock chips ranging in size from a few millimetres to several centimetres depending on the characteristics of the rock drilled and the type of bit used. Rock chips are collected at regular depth intervals, logged geologically and archived for later use. Rock chip size, or granulometry, is monitored constantly and recorded in drill logs. These data are used to compare with diamond recovery data and to determine the best bits for particular rock types. On the Québec project, due to the complex geology of the Renard bodies and the reduced geological information gathered by using RC drilling methods, all RC boreholes drilled into the Renard bodies were twinned with previously drilled core holes.

Sample Preparation, Analysis and Security

All core, kimberlitic float, kimberlitic outcrop material and heavy mineral samples are shipped to the Lab. The Lab provides mineralogical and geochemical analyses for diamond exploration in support of Ashton's North American exploration projects.

Indicator Mineral Sample Processing

The indicator mineral processing and observing circuit is used to establish the presence of kimberlitic indicator minerals in reconnaissance fluvial and glacial till samples which are instrumental in leading to the discovery of a kimberlitic rock source or potential diamond deposit. Samples consist of 10 to 25 kilograms of sand-sized material pre-screened in the field to –2.0 mm and placed in individual ricene bags that are in turn sealed in plastic pails with tamper-resistant sealed lids. Each sample is identified with an individual sample number on the outside of each pail or sample bag, and a non-destructible metal tag inside the sample. Once received at the Lab, samples and shipment details are verified and sample numbers are entered into a database for tracking purposes.

Indicator mineral processing begins with the use of a half-size Wilfley Concentrating Table for initial sample de-sliming, removal of organics and mineral grains with specific gravities less than 2.70 g/ml. Tabled concentrates are subsequently dried and screened to remove oversized and undersized fractions. A small back-up sample for archive purposes is removed at this stage, prior to further processing. The tabled concentrate is sent through a series of heavy liquid separations and subjected to proprietary high intensity magnetic separation techniques to upgrade the concentrate after heavy liquid separation. The resulting indicator mineral concentrate is then sent to the microscopy laboratory for binocular microscope identification and recovery of minerals considered indicative of diamond bearing rock types. A team of full-time processing laboratory technicians conducts all indicator mineral sample processing. Quality control is ensured through the regular spiking of samples with tracer minerals.

Final concentrates are observed in the microscopy laboratory by a team of skilled mineral observers and mineralogists. Each sample is cleaned by ultrasonic washing methods, re-screened into various size fractions, magnetically separated, and picked for kimberlitic indicator minerals. Two different individuals observe all samples through a two-pass method, and a qualified mineralogist verifies all results prior to the results being entered into a database. Quality control is maintained by regular spiking of samples with tracer minerals.

Attrition Milling/Indicator Mineral Separation/Caustic Fusion Dissolution for Initial Diamond Tests

Ashton uses a process of attrition milling followed by indicator mineral separation and caustic fusion dissolution as the method of initial diamond testing for kimberlitic discoveries. The process is designed to establish whether a particular rock-type contains diamonds and, if present, the concentration and size distribution of the diamonds. The caustic fusion dissolution process involves "melting" a small quantity of rock mixed with caustic reagents by heating it in a muffle furnace at a high temperature. The resulting fusion residue is soluble in water and, after cleaning, is "picked" for the recovery of diamonds. This process is

designed to recover diamonds greater than 0.1 mm for statistical interpretation to predict the potential of the rock to host commercial-size diamonds.

Kimberlite samples to be tested by caustic fusion are received at the laboratory sealed in 20-litre plastic pails or core boxes with tamper-resistant lids and security seals or with security stickers affixed. Upon receipt, samples are secured in a locked storage facility with restricted access and sample numbers and chain of custody documents are verified. Qualified operators conduct the process entirely within a secure portion of the laboratory that is subject to restricted access. The process is complex. It starts with controlled and iterative crushing followed by fractionation, magnetic separation techniques and heavy liquid separations to produce concentrates enriched with diamonds. The concentrates are subjected to caustic dissolution under strictly controlled conditions that digest virtually all other minerals and leave any diamonds that may be present intact. The resulting fusion residue is examined for diamonds by microscopy in the laboratory.

Quality control procedures are routinely implemented on all samples and monitored at all stages of processing, observing and tabulation of results. Standard quality control methods include the addition of "known" or "marked" natural or synthetic diamonds to select samples prior to processing and quality control recovery is determined at the final observing stage after the "known" or "marked" diamonds have been retrieved and verified. In addition, "reject" sample portions are routinely tested for the presence of diamonds. QA/QC standards are routinely monitored by engaging external laboratories to process check samples from new kimberlite discoveries.

Dense Media Separation Plant Processing

Processing by DMS is used to establish whether kimberlitic rock samples contain a population of commercial-size diamonds. At Ashton, this is accomplished by first processing mini-bulk and core portions of bulk samples of one to 100 tonnes in size to recover all diamonds greater than 1.18 mm using a square mesh aperture screen.

Samples are received at the laboratory as small-diameter drill core in sealed core boxes, RC drill chips in sealed pails, bags or drums, or as surface material from outcrop or boulders packed in pails or bulk bags. Each box, pail, bag or drum is sealed in the field before shipment and is individually identified with security seals that are verified to be intact upon arrival at the laboratory. Once the chain of custody documents, sample numbers, and security seals have been checked and verified, the sample is isolated in a secure storage facility within the laboratory that is subject to restricted access.

At the Lab, samples are initially processed through jaw crushing at a nominal gap of 14.0 mm, and then roll crushed at 10.0 mm roll spacing. In some cases, coarse surface samples may require pre-crushing using a 20.0 mm jaw crusher located at a secure off-site facility. The crushed product is fed into the trommel unit for removal of the plus-14.0 mm oversize material that is then re-crushed. A 6.0 mm roll crush of the oversize material is done before feeding all of the sample material into the DMS plant. After the primary feed, all sample material is processed through the DMS plant on a system of iterative crushing at 4.0 mm and 2.0 mm to minimize the potential for diamond breakage. The system of screens through the five tonne per hour DMS plant gives the bottom cut-point of 1.18 mm square mesh aperture for assured diamond recovery.

The DMS concentrate is dried and then screened at +0.85, +1.18, +2.26, +3.35, +4.75 and +6.70 mm. Post-processing of the concentrates may be conducted through the x-ray flow diamond sorter unit for recovery of diamonds in the plus-1.70 mm size range and/or by using a complex process of magnetic separation techniques and heavy liquid separations to produce diamond concentrates. Then, the concentrates are sent for diamond observation in the Lab by a team of trained mineral observers and mineralogists using a combination of binocular microscopy and hand sorting techniques. All diamonds recovered are routinely verified, described, measured and recorded by Ashton's mineralogists. Results are reported for all diamonds recovered greater than 1.18 mm using a square mesh aperture screen.

Quality control testing is conducted on all samples processed through the DMS plants. Quality control programs include the addition of known or identified natural or synthetic diamonds before processing with

diamond recoveries measured at the concentrate observation stage. In addition, all samples are subject to the addition of density tracer beads that are used to monitor recoveries and ensure consistent plant operating conditions.

Security

The following field security protocols apply to Ashton's Québec project. During drilling operations, specific security measures are instituted to minimize the potential for tampering and to maintain the integrity of the drill core from initial coring to delivery of the core to the Lab. Once a joint venture geologist has reviewed the full core tray at the drill rig, the core boxes are sealed for transport by helicopter or ground transport to the core logging facility located at the Lagopède base camp approximately 500 metres west of the Renard cluster. The core boxes are opened in the core library for detailed inspection and logging. The core library is a secure, locked facility that has no windows and to which access is restricted to authorized personnel only. Once logging is complete, the core boxes are sealed and sent by aircraft to LG-4 or to Chibougamau, Québec, where a quality control officer, employed by the joint venture, receives them. In the 2001, 2002, 2003 and 2005 programs, single Otter, Twin Otter, Caravan and Beaver aircraft were used. In the 2004 program, C-46, DC-3, Caravan and float/ski equipped aircraft were used. The sealed core boxes are transferred to a semi-truck trailer and organized on pallets for delivery to North Vancouver. The boxes are metal strapped in a minimum of two locations to avoid movement during transport. Locks with hardened steel shackles are used to secure the semi-trailer when the quality control officer is not present. Keys for the trailer locks are kept by the on-site quality control officer, the project manager located at the remote base camp and the Lab's Manager. Once the semi-trailer is fully loaded, it is locked a final time and numbered security seals are placed on the lock hasp. The trailer is then dispatched to North Vancouver, where it is received by the Laboratory Manager.

Since the summer of 2004, the following security procedures were applied at the Lab. All DMS operations, post-processing treatment of DMS concentrates, observing, and post-observing handling of concentrates and diamonds were conducted under approved security protocols and procedures, which included but were not limited to, dual locking containers, limited access or dual access to certain laboratory premises and closed-circuit TV surveillance. During the Québec bulk sample diamond recovery process, independent, bonded security guards were also engaged to monitor all DMS operations, post-processing treatment of DMS concentrates, observing and post-observing handling of concentrates and diamonds.

Data Verification, Quality Control and Quality Assurance Policies and Procedures

The Lab utilizes standard QA/QC policies and procedures in all aspects of laboratory operations. The QA/QC programs were developed from guidelines published by the Standards Council of Canada ("**SCC**") and the International Standards Organization ("**ISO**"), commonly referred to as ISO/IEC 17025 "General Requirements for the Accreditation of Calibration and Testing Laboratories", (CAN-P-4D). A Laboratory Process Geologist/Quality Control Specialist who reports to both the Laboratory Manager and the Vice-President Exploration manages the QA/QC programs of the Lab.

Indicator Mineral Sample Processing Circuit

QA/QC programs in the indicator mineral sample processing and observing circuit ensure that consistently high levels of recovery of kimberlitic indicator minerals are maintained, to ensure reproducibility, and to minimize potential sample contamination or loss of sample integrity. QC testing is conducted on 5 to 10% of all samples passing through the indicator mineral processing circuit. QA/QC programs include:

(a) blind spiking of samples in processing using "marked" indicator mineral grains prior to processing with recovery determined at the observation stage;

(b) blind spiking of samples in observing using "known" indicator mineral grains prior to the observation stage;

(c) regular testing of all machines and equipment, through the use of blank samples, calibration and verification procedures;

(d) the use of repeat samples to ensure reproducibility of results;

(e) the use of internal standard reference materials which are calibrated to provide traceability and reproducibility;

(f) a record-keeping system of documentation, which retains all original records and data in archival form, with all amendments clearly marked, initialed and dated for reference;

(g) corrective measures which are implemented immediately when any aspect of laboratory analysis does not conform to procedural standards; and

(h) the use of a two-pass system of sample observation, whereby all samples are checked and verified by a qualified mineralogist.

Caustic Fusion Dissolution Circuit and Dense Media Separation Plant Circuit

QA/QC programs in the diamond recovery circuits are designed to ensure that consistently high levels of recovery of diamonds in a sample are achieved and maintained, to ensure reproducibility of results, and to minimize potential sample contamination or loss of sample integrity. This is obtained through strict security and chain of custody procedures. QA/QC programs include:

(a) blind spiking of samples in processing using "known" natural and synthetic diamonds prior to processing with recovery determined at the observation stage;

(b) blind spiking of samples in observing using "known" diamonds prior to observation;

(c) regular testing of all machines and equipment, through the use of blank samples, calibration and verification procedures;

(d) routine audits of non-observable fractions and reject materials;

(e) the use of internal standards reference materials which are calibrated to provide traceability and reproducibility;

(f) a record-keeping system of documentation, which retains in archives all original records and data, with all amendments clearly marked, initialed and dated for reference;

(g) corrective actions which are implemented immediately when any aspect of laboratory analysis does not conform to procedural standards;

(h) the investigation and verification of any result which appears to be a potential statistical anomaly, to ensure laboratory results fit within the geological context; and

(i) the use of external laboratories for check-samples. Up to 20% of all samples from new discoveries are routinely sent for external analysis.

External laboratories utilized for check samples from the microdiamond recovery circuit include SGS Lakefield Research Limited ("**SGS**") in Lakefield, Ontario and SRC. Both laboratories are formally accredited by the SCC under ISO/IEC 17025 "General Requirements for the Accreditation of Calibration and Testing Laboratories (CAN-P-4D)".

The caustic fusion and DMS plant diamond recovery facilities are governed by a series of detailed procedures that ensure the security and integrity of samples and the final results. All samples received in the laboratory

are accompanied by a chain of custody document and are affixed with security seals that must be verified before processing any sample. Upon receipt, the samples are stored in a secure facility that is subject to restricted access. The diamond recovery circuits are in restricted areas and all samples, concentrates, diamonds and data are locked in safes, cabinets, drying ovens, or secure rooms when not being handled. All work is conducted under the direct supervision of the Laboratory Manager and the Chief Mineralogist and is monitored by the Laboratory Process Geologist/Quality Control Specialist. All processing by laboratory technicians is conducted in the presence of at least two persons. The Laboratory Manager reports diamond results to the Vice-President Exploration upon completion.

Advanced Exploration and Bulk Sample Program Update and Status

The following information of a scientific or technical nature relating to the Foxtrot Property has been prepared by or under the supervision of Brooke P. Clements, Vice President, Exploration of Ashton at the time of writing, and has previously been reported in news releases that are available on SEDAR at www.sedar.com. Brooke Clements is a "qualified person" for the purposes of NI 43-101.

On June 26, 2006 Ashton reported that 34.50 carats of diamonds had been recovered from 40.60 tonnes of kimberlite extracted by RC drilling and trenching from the north zone of the Renard 4 kimberlite for a recovered diamond content of 85 cpht. On August 23, 2006 Ashton reported that 4.97 carats of diamonds had been recovered from 2.90 tonne sample of kimberlite from the same zone by surface trenching for a recovered diamond content of 171 cpht.

On July 20, 2006 Ashton reported that 31.90 carats of diamonds had been received from 71.30 tonnes of kimberlite material extracted by RC drilling from the Renard 9 kimberlite for a recovered diamond content of 45 cpht.

On March 1, 2006, March 20, 2006 and May 31, 2006 Ashton reported the results of four surface trenches excavated on the Lynx dyke which returned, respectively, 14.6 carats from 12.7 tonnes of kimberlite for a recovered diamond content of 114 cpht, 20.7 carats from 12.9 tonnes of kimberlite for a recovered diamond content of 160 cpht, 2.2 carats from 6.2 tonnes of kimberlite for a recovered diamond content of 36 cpht and 2.92 carats from 2.98 tonnes of kimberlite for 98 cpht.

On April 26, 2006 Ashton reported that a new kimberlitic dyke located at the "Southeast Anomaly" had been discovered approximately three kilometres southeast of Renard 3. Drilling resulted in three dyke intersections whose average estimated true thickness is 1.5 metres. The new dyke was intersected approximately 240 metres southeast of one of several kimberlitic boulder occurrences comprising the Southeast Anomaly. A 150.6 kg sample of boulder material collected from one of these sites was analyzed by caustic dissolution at the Lab. The results are summarized below.

Caustic Dissolution Diamond Results – Southeast Anomaly Boulder Sample

Weight of Sample (Kg)	Number of Diamonds According to Sieve Size Fraction (mm)							
	+0.1000 -0.150	+0.150 -0.212	+0.212	+0.300	+0.425	+0.600	+0.850	+1.18 -1.70	Total
150.6	145	123	73	46	30	8	3	0	428

On August 30, 2006 Ashton reported the results from caustic dissolution analysis of a 31.4 kilogram sample of drill core acquired from the Southeast Anomaly dyke. The results are summarized below.

Caustic Dissolution Diamond Results – Southeast Anomaly Drill Core

Weight of Sample (Kg)	Number of Diamonds According to Sieve Size Fraction (mm)								
	+0.1000 -0.150	+0.150 -0.212	+0.212	+0.300	+0.425	+0.600	+0.850	+1.18 -1.70	Total
31.4	19	13	19	8	4	0	1	1	65

Also on August 30, 2006, Ashton also reported the discovery of a new kimberlite dyke discovered eight kilometres from the Renard cluster of kimberlitic bodies. Results from six holes subsequently drilled suggest that the dyke has at least a 900 metre north-south strike length with a maximum kimberlitic drill intersection to date of 1.5 metres. A 101.5 kg sample of surface boulders and a 94.0 kg sample of in situ dyke material were analyzed for diamonds by caustic dissolution. The results are summarized below.

Caustic Dissolution Results – "New" Discovery Boulder and Dyke Samples

Date reported	Weight of Sample (Kg)	Number of Diamonds According to Sieve Size Fraction (mm)								
		+0.1000 -0.150	+0.150 -0.212	+0.212	+0.300	+0.425	+0.600	+0.850	+1.18 -1.70	Total
Boulder Sample	101.5	43	23	26	3	1	0	0	0	**106**
Dyke Sample	94.0	35	33	21	4	1	0	0	0	**94**

On September 22, 2006 Ashton reported that of a 50 tonne sample collected from the North dyke by trenching, 18.4 dry tonnes processed had returned 16.7 carats of diamonds for an estimated diamond content of 91 cpht.

On November 20, 2006 Ashton reported that a total of 9.42 tonnes of kimberlitic material recovered from eleven of holes drilled within the Renard 2 kimberlite pipe during 2005 and 2006 had returned 7.22 carats of diamonds for an estimated diamond content of 77 cpht.

Ashton has a bulk sample program underway which involves the collection of a cumulative 10,000 tonne sample from Renard 2, 3 and 4. If the diamond content of this material is consistent with past results, then processing 6,000 tonnes of this sample would result in the recovery of approximately 6,000 carats of diamonds for valuation purposes. This work is proceeding in accordance with a 2006 program approved by the joint venture partners.

The joint venture collected approximately 2,400 tonnes of kimberlite material during the 2006 summer field season by trenching at an exposed outcrop at the northern end of Renard 4 and approximately 4,000 tonnes from each of Renard 2 and 3 by an underground decline that required a total of 750 metres of excavation.

Extracted kimberlite is being processed through a 10 tonne per hour DMS facility established at the Foxtrot Property. Hatch Ltd., a global engineering consulting firm, supervised the construction and commissioning of the DMS facility. Construction of the main components of the DMS facility and related infrastructure began in August 2006, construction was completed in October 2006, commissioning of the facility commenced in November 2006, and the first kimberlite was processed through the plant in February 2007. The concentrates produced at the property will be shipped in batches to the Lab, with final diamond recovery by x-ray Flowsort and grease table circuits. Quality assurance protocols and actual operating procedures for the processing, transport and recovery of diamonds under the Renard bulk sample program, including arms-length security provisions, are subject to the review of AMEC Americas Ltd. ("**AMEC**") who have been contracted to provide third party accreditation for program data.

The following information of a scientific or technical nature relating to the Foxtrot Property has been prepared by or under the supervision of Robin Hopkins, P. Geol. (NT/NU), Vice-President, Exploration of

Stornoway and has previously been disclosed in news releases that are available on Stornoway's website or on SEDAR at www.sedar.com. Robin Hopkins is a "qualified person" for the purposes of NI 43-101.

Subsequent to the preceding information, the Company announced by press release on May 14, 2007, that the picking of diamonds from mineral concentrates prepared by the 10 tph DMS plant, situated at the Renard project had commenced. Elsewhere on the Foxtrot Property, summer exploration activities will include prospecting, till sampling, ground geophysics and drilling. In addition, a 500 tonne mini-bulk sample will be collected from the Lynx dyke with the objective of recovering a minimum 500 carat sample of diamonds for valuation purposes.

On May 17th, 2007 the Company provided preliminary diamonds recovery results for three underground samples from the Renard 3 kimberlite, and on June 20th, 2007 the Company provided complete Renard 3 diamond recovery results. A total of 2,681 carats of diamonds were recovered from 12 separate sub-samples with a combined dry sample weight of 1,929 tonnes, representing an overall diamond recovery of 139 cpht for stones retained on a +1 Diamond Trading Company ("**DTC**") screen. Diamond recovery from individual sub-samples varied between 78 cpht and 223 cpht, with the largest diamond weighing 10.15 carats. Complete Renard 3 diamond data, after utilizing both x-ray sorter and grease table recovery circuits, are as follows:

Sub-Sample	Dry Weight (tonnes)	Stones (retained on +1 DTC screen)	Carats (retained on a +1 DTC screen)	Diamond Content [1] (cpht)[2]	Largest Diamond (carats)
R3-3002 [3]	59.7	686	74.10	124	4.13
R3-3006 [3]	122.0	2262	220.45	181	2.50
R3-3008 [3]	235.5	3212	351.72	149	7.78
R3-3012	222.4	3268	316.95	143	3.62
R3-3014	169.1	2132	236.68	140	3.62
R3-3016	176.2	1392	187.20	106	6.36
R3-3018	149.2	1079	136.24	91	4.26
R3-3020	168.4	1118	142.39	85	2.43 [4]
R3-3102	155.4	2389	248.26	160	3.12
R3-3104	163.1	1315	127.21	78	2.28
R3-3107	164.2	3847	365.68	223	10.15
R3-3109	143.4	2982	274.52	191	2.28
Total	**1928.6**	**25682**	**2681.40**	**139**	

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including the location/size of the underground samples and processing parameters

[2]Carats per hundred tonnes

[3]Preliminary results for sub-samples R3-3002, 3006 and 3008 were previously disclosed in a Stornoway Press Release dated May 17, 2007

[4] 3.16 carats if a two piece broken stone (2.12ct and 1.04 ct) is reassembled

The five largest diamonds recovered from Renard 3 are a 10.15 carat light off-colour gem octahedron, a 7.78 carat near-gem clivage, a 6.36 carat colourless gem octahedron, a 6.09 carat colourless gem octahedron, and a 5.00 carat colourless macle.

The twelve individual samples from Renard 3 reported above were collected by underground decline 55m below surface at the 455m level. Underground mapping has outlined six geological units, comprised of four fragmental kimberlite breccias (typical tuffisitic kimberlite breccia to tuffisitic transitional kimberlite breccia), a hypabyssal kimberlite breccia, and a hypabyssal kimberlite with coarse olivine. Variations in diamond content are apparent between these geological units, with the slightly elevated diamond contents corresponding to the hypabyssal kimberlite with coarse olivine (223 cpht in sample 3107) and the hypabyssal kimberlite breccia (191 cpht in sample 3109). Diamond content of the fragmental breccias varies from 78 cpht to 181 cpht, with a weighted average of 125 cpht.

Recovered diamond content from individual sub-samples, and the complete Renard 3 underground sample, does not conform to the definition of a "mineral resource" grade established by NI 43-101. The Renard 3 samples processed to date have been selected from each of the geological units encountered in the underground drifts. Stornoway is in the process of establishing detailed geological models for each of the Renard kimberlites to be utilized in a subsequent NI 43-101 compliant resource calculation. As a component of this work, individual geologic units observable within the pipes will be reconciled with diamond recovery information.

Diamond results reported above are based on sample processing by a 10 tph DMS plant owned by Stornoway (through Ashton) and SOQUEM in joint venture, and operated by Stornoway, and on the recovery of diamonds from concentrate at the Lab. Quality assurance protocols and actual operating procedures for the processing, transport and recovery of diamonds under the Renard bulk sample program, including arms-length security provisions, conform to industry standard Chain of Custody provisions and are subject to the review of AMEC.

For the Renard bulk sample program, individual kimberlite samples were prepared through a primary jaw crusher prior to introduction to the 10 tph DMS. To facilitate production of a heavy mineral concentrate, -20mm material is fed directly into the DMS and +20mm material is reduced through a secondary cone crusher set at 10mm. DMS coarse reject "floats" are re-crushed to -6mm and re-circulated through the DMS. During the processing of the first seven Renard 3 sub-samples (3002, 3006, 3008, 3012, 3102, 3104 and 3107), a 1.2mm by 13.0mm slotted screen was employed. The subsequent five samples were processed utilizing a 1.0mm by 12.0mm slotted screen. Use of the 1.0mm by 12.0mm slotted screen would slightly increase recovery of smaller diamonds, but the minimum stone size would still be greater than that retained on a +1 DTC screen. Following delivery to North Vancouver, the resultant DMS concentrate was then processed twice through x-ray sorter equipment to generate a final concentrate which was hand sorted to extract diamonds. A grease table finish was used to recover diamonds from all x-ray sorter rejects. All 12 sub-samples from Renard 3, as reported above, include diamonds recovered from (a) two x-ray sorter passes and (b) the grease table recovery circuit. Diamond recovery reported above pertains only to stones retained on a +1 DTC screen, approximately equivalent to a 0.85mm square mesh screen. However, the bottom cut-off screen sizes used on the DMS will result in under-recovery of smaller diamonds and will not allow a direct comparison with previously reported diamond contents. As part of Stornoway's ongoing QA/QC program, DMS tails, concentrate residues and other materials are also subject to audit.

As of June 20, 2007, some 5,400 dry tonnes of kimberlite has been processed at the 10 tonne per hour DMS plant located at the Renard Project site. This comprises 1,929 dry tonnes of Renard 3, approximately 2,238 dry tonnes of Renard 2 and approximately 1,230 tonnes of Renard 4. Stornoway anticipates that a minimum 6,000 dry tonnes of kimberlite will have been processed through the DMS plant by the end of June, at which time on-site processing will have been completed.

The joint venture expects to announce complete diamond results by the third quarter of 2007, and the cumulative diamond parcel from the three sampled kimberlites will undergo a valuation immediately thereafter. On July 23, 2007, the Company reported that AMEC and AEML had been engaged to prepare a comprehensive Pre-Feasibility study on potential mining scenarios at Foxtrot. The Pre-Feasibility study will comprise two phases. Phase one will include preliminary geological, geotechnical, environmental and hydro-geological assessment. Phase two will comprise the independent NI 43-101 compliant resource calculation, a mining model, mine design, diamond plant design, capital and operating cost estimation, and financial modeling. Phase one work has already commenced, with the commencement of Phase two dependent upon joint venture approval following the receipt of final bulk sample diamond recovery and valuation results.

Aviat Properties (Nunavut) – Option Agreements and Joint Ventures

Pursuant to an agreement dated June 25, 2002, the Company and Stornoway Ventures Ltd. acquired an option to earn a 70% interest in certain mineral claims and leases, referred to herein as the Aviat One Property, from Hunter. Under the terms of a letter agreement of August 2002, the Company, Stornoway Ventures and Hunter agreed to acquire additional ground around the Aviat One Property and were granted permits to such

additional ground, referred to herein as the Aviat Two Property, in February 2003. In May 2003, BHP Billiton paid Hunter $7,125,000 to acquire a 20% working interest in the Aviat Properties, while Hunter retained a 10% interest carried up to the development of a mine on the properties. In addition, as a condition of the purchase, Hunter agreed to amend the joint venture agreement that will govern the Aviat Properties such that Hunter will forego 90% of the proceeds attributable to its retained 10% interest in the Aviat Properties until all other parties have been reimbursed for their exploration, development and mine construction costs. John Robins, a director of the Company, owns 33.3% of Hunter. As consideration for the Company and Stornoway Ventures waiving their right of first refusal in respect of Hunter's interest in the Aviat Properties and as part of a May 2003 agreement between the Company, Stornoway Ventures, Hunter and BHP Billiton, Hunter and BHP Billiton agreed to waive all outstanding option exercise requirements from the June 2002 and August 2002 agreements between the Company, Stornoway Ventures and Hunter and to deem the options on both properties to be fully exercised. BHP Billiton also agreed to enter into standstill agreements under which BHP Billiton agreed not to take certain specified actions to acquire or otherwise take control of the Company for a period of four years, which period has now expired. BHP Billiton also agreed to pay 100% of the collection and processing costs of the first 200 tonnes of kimberlite bulk samples taken from the Aviat Properties.

On June 6, 2003, a joint venture was formed in respect of each of the Aviat Properties between the Company, Stornoway Ventures, BHP Billiton and Hunter whereby the Company and Stornoway Ventures (now amalgamated with Stornoway) hold a 70% working interest, BHP Billiton holds a 20% working interest and Hunter holds a 10% interest carried to production. The Company was appointed operator of each joint venture, and will continue as the operator so long as it holds a 35% interest in the relevant Aviat Property. Each party is required to contribute to all costs of the joint venture in proportion to its (participating) interest or suffer dilution of its interest. BHP Billiton chose not to participate for its share of the 2006 Aviat One Property exploration program. As a consequence of this election, Stornoway's interest on the Aviat One Property increased to approximately 74.1%, Hunter's interest remained at 10%, BHP Billiton's decreased to 15.9%.

Each of the Aviat Properties is subject to a 2% NSR on products other than diamonds and a 2% GOR on diamond production. In addition, advance royalty payments of $50,000 annually commence October 1, 2006 and March 1, 2008 for the Aviat One Property and Aviat Two Property, respectively.

Aviat Properties (Nunavut) – Technical Information

The following information in respect of the Aviat Properties is summarized from a technical report (the "**Melville Technical Report**") prepared by Dean Besserer, B.Sc., P.Geol., of APEX Geoscience Ltd., an independent consulting geologist and a "qualified person" for the purposes of NI 43-101, dated January 31, 2006, entitled "Technical Report for the Aviat Properties, Melville Peninsula, Nunavut, Canada". The Melville Technical Report is available for viewing under the Company's profile on the SEDAR website at www.sedar.com (filed August 24, 2006).

APEX was retained during 2005, 2006 and 2007 as consultants to aid in project management and complete independent technical reports specific to the Aviat Properties. During summer 2002, spring and summer 2003, 2004 and 2005, APEX conducted exploration on behalf of the Company, Hunter, BHP Billiton, NDR and Strongbow. The exploration was supervised by Mr. Besserer.

Project Description and Location

The Aviat Properties are located in Nunavut, Canada within 1:250,000 scale National Topographic System (NTS) map areas 47A, 47B, 47C, 47D, 46J, 46K, 46N, 46P, and 46O. The Aviat Properties cover more than 4.16 million acres and consist of 64 prospecting permits and 191 mineral claims which are semi-contiguous throughout the Melville Peninsula. The Aviat Properties have not been legally surveyed. The mineral claims and prospecting permits are presently registered in the name of Mr. Lawrence Barry, Mr. Adam Vary (both principals of Hunter), Stornoway Ventures Ltd. (now amalgamated with Stornoway), or Navigator Exploration Corp. (now amalgamated with Strongbow). The mineral claims and prospecting permits are

being re-registered in the name of the Company and are subject to the terms of the various agreements described above. On February 1, 2005 certain prospecting permits were allowed to lapse, based upon results from 2003 and 2004 till sampling programs.

Physical work within the prospecting permits, or the mineral claims, other than remote sensing (e.g. airborne surveys), requires notification of the nearest Regional Inuit Corporation ("**RIA**") and a number of permits and approvals. Local Inuit communities also have to be notified. Water use activities (ie. a camp or drilling) anywhere within Nunavut require a Water Licence to be granted by the Nunavut Water Board. To establish an exploration camp on Crown Lands in Nunavut requires a land use permit issued by Department of Indian and Northern Affairs Canada ("**DIAND**"). Any water licence, DIAND land use application and access permit are automatically screened by the Nunavut Impact Review Board under Article 13 of Nunavut Land Claim Agreement. As well, the company must file the proposed program with the Workers Compensation Board, Nunavut.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Aviat Properties is via Canadian North and/or First Air scheduled aircraft service from either: (a) Yellowknife, NT to Igloolik, NU via Iqaluit, NU; or (b) Montreal or Ottawa to Igloolik via Iqaluit. Igloolik is serviced seasonally by barge, and by scheduled jet service during the week. The Aviat Properties are located anywhere from 60 to 300 kilometres from Igloolik and can be accessed, in part, via float or tundra tire equipped fixed wing aircraft, or in their entirety by helicopter. At present, a camp exists north of the AV-1 kimberlite. The camp is seasonal and the majority of exploration is based out of the camp.

The climate is typical of the eastern sub-arctic, being cold in the winter (-20 to -45 degrees Celsius) and mild in the summer (5 to 15 degrees Celsius). Precipitation is moderate. Fog is often a problem near the coast during the summer and fall months.

Some services are available in Igloolik, including groceries and hotel. Anything that is not available in Igloolik can be shipped from Yellowknife, Edmonton, Iqaluit, Ottawa or Montreal via the scheduled air service. There is no infrastructure at or near the property and the property has not been legally surveyed.

There is little topographic variance at or near the property and surrounding areas. Shallow lakes, creeks, rivers and swamps are common throughout. Extensive, thin glacial deposits (till) occur throughout the property, as outcrops are limited to about 40% in the north, 10% in the central part of the properties and up to 70% in some of the southwestern-most properties. Lichens, moss, grasses and small scrubs are typical of the vegetation present.

History

The first systematic geological mapping of the southern half of Melville Peninsula occurred at a scale of 1:506,880 in the mid to late 1960's. Parts of southern Melville Peninsula have since been remapped at scales of 1:250,000 and 1:100,000. Parts of the northern Melville Peninsula have been mapped at scales of 1:125,000 and 1:500,000. Airborne magnetic surveys have been performed over the entire Melville Peninsula, including NTS map areas 46M, N, O, P and 47A, B and C by the Geological Survey of Canada ("**GSC**").

Several companies have carried out mineral exploration at Melville Peninsula since the late 1960s. Borealis Exploration Ltd. ("**Borealis**") carried out work to delineate magnetite iron ore deposits within both eastern and western Melville Peninsula from 1968 to 1970 and 1979 to 1983. From 1983 to 1986, Borealis conducted precious metals exploration on prospecting permits and mineral leases in the southern, eastern and western Melville Peninsula. The highest gold assay reported from their fieldwork is 3.3 g Au/t from a gossan zone in rusty pelitic gneiss in south-central Melville Peninsula. Aquitaine Company of Canada Limited performed magnetic, electromagnetic and radiometric surveys, prospecting, sampling and geological mapping over parts of southern Melville Peninsula between 1970 and 1973. Noranda Exploration Company Ltd. evaluated claims in western Melville Peninsula for uranium and molybdenum mineralized zones between

1976 and 1980. Cominco Ltd. performed geochemical lake sediment sampling for base metal mineralized zones over parts of southern Melville Peninsula in 1980.

BHP Minerals Canada Ltd. commenced exploration for base metal mineralized zones on southern Melville Peninsula in 1994. Gossanous metasediments with two minor zinc showings, graphite and pyrrhotite occurrences were identified in the Penrhyn Basin. In 1996, they continued not only their base metal exploration, but gold as well, which included geological mapping and geochemical sampling. Base metal anomalies (up to 1.0% Zn and 0.6% Cu) associated with gossanous pelitic gneiss were identified.

During 1994 and 1995, APEX conducted exploration for gold at selected parts of the Melville Peninsula on behalf of the Melville Joint Venture to evaluate the potential of metasedimentary and metavolcanic rocks of the Archean Prince Albert Group, as well as selected locales underlain by the Aphebian Penrhyn Group, to host gold-bearing zones. Airborne prospecting was performed along prospective metasedimentary and metavolcanic belts, and along aeromagnetic anomalies that had been identified from government maps.

During summer 2001, Hunter conducted regional beach sand sampling throughout Melville Peninsula. The discovery of diamond indicator minerals in samples led to the acquisition of more than 1.3 million acres by Hunter that were subsequently optioned to the Company and Glencairn Resources Inc. Exploration was conducted by APEX during summer 2002 on behalf of the Company and Hunter throughout the Melville Peninsula. As a result of the 2002 exploration, the Company reported the occurrence of a diamond bearing kimberlite outcrop (AV-1 Kimberlite) - the first publicly known kimberlite occurrence within the Melville Peninsula.

Reconnaissance diamond indicator mineral (beach sand) samples were collected within the Aviat Properties during 2002 and on open ground. Subsequently, based on the positive results of the diamond indicator mineral sampling and the discovery of diamond-bearing kimberlite, mineral rights to an additional six million acres (approximate) were obtained by the Company and Hunter, in the form of mineral claims and prospecting permits. In total, 491 samples were collected in and around what is now known as the Aviat Properties. Of the 491 samples collected during summer 2002, 65 were anomalous with respect to diamond indicator minerals.

Geological Setting

Melville Peninsula is in the northern part of the Churchill Structural Province of the Precambrian Canadian Shield. It forms a horst between Foxe Basin and Committee Bay. Melville Peninsula is underlain by Archean tonalite-granodiorite gneiss, Archean Prince Albert Group metasedimentary and metavolcanic rocks, Archean granites of the Hall Lake Plutonic Complex, Aphebian Penrhyn Group metasedimentary rocks, Helikian sandstones and conglomerates of the Folster Lake Formation and Fury and Hecla Supergroup, Archean to Proterozoic metadiabase and diabase dykes, and early Paleozoic carbonate rocks. Extensive areas are covered by Quaternary glacial drift.

The oldest rocks at Melville Peninsula comprise partially retrograded tonalite-granodiorite gneisses, which are cut by leucogranite dykes and metamorphosed mafic sills and dykes. Supracrustal rocks of the Prince Albert Group (a metamorphosed Archean volcanogenic sequence containing meta-ultramafic rocks, metabasalt, acid volcanic rocks, quartzite, banded iron formations, as well as more common pelitic and other clastic metasedimentary rocks) unconformably overlie the gneisses. The Prince Albert Group is exposed in numerous belts and in a few isolated rafts on Melville Peninsula. The largest belt is up to 20 km wide and extends over a total distance of nearly 200 km. The other belts and rafts of Prince Albert Group rocks are up to 55 km long and 10 km wide.

The tonalite-granodiorite gneiss and Prince Albert Group rocks were intruded by late Archean metagabbroic stocks, then deformed by a complex series of folds and faults, and finally metamorphosed and intruded by granites of the Hall Lake Plutonic Complex. Metamorphism in the late Archean reached upper amphibolite grade throughout most of Melville Peninsula, but ranged from greenschist grade in a few regions on the east coast, through granulite grade in the northwest part of the Peninsula. Small (100 to 400m diameter) showings

of serpentinized ultramafic rock within foliated porphyritic to megacrystic granite have been mapped in portions of the Melville.

Metasedimentary rocks of the Penrhyn Group were deposited during the Aphebian (early Proterozoic), mainly in southern Melville Peninsula. The Penrhyn Group and underlying basement were then deformed in at least two separate episodes associated with the late Aphebian Hudsonian Orogeny, and metamorphosed to amphibolite grade. Northeast-trending high-strain zones associated with this deformation are present along the contacts between the Penrhyn Group and basement rocks, and at several locations in northwestern Melville Peninsula.

The Melville Peninsula was uplifted during the Helikian (middle Proterozoic), and cut by numerous east-southeast trending 'latitudinal faults'. A few granitic stocks are emplaced along these latitudinal fault zones. Sandstone and conglomerate clastic sequences were deposited later in the Helikian. Diabase dykes, first of the Mackenzie series then of the Franklin Series, were intruded into all of the above rock units during the late Helikian and Hadrynian (upper Proterozoic). Ordovician carbonate rocks were deposited both on the east coast and adjacent to the west coast of Melville Peninsula, and are the youngest rock units that are preserved. Renewed uplift of Melville Peninsula to near its present erosional surface occurred during the Devonian and Cretaceous. Finally, thick glacial sediments were deposited in places on the west coast during the Quaternary.

Exploration, Drilling and Mineralization

Kimberlite and Diamond Formation

Kimberlite is best described as a hybrid igneous rock crystallised from a molten liquid (kimberlitic magma) originating from the earth's upper mantle. Kimberlite magma contains volatile gases and is relatively buoyant with respect to the upper mantle. As a result, pockets of kimberlitic magma will begin to ascend upward through the upper mantle and along a path of least resistance to the earth's surface. As the kimberlitic magma ascends, the volatile gases within the magma expand, fracturing the overlying rock, continually creating and expanding its own conduit to the earth's surface. As a kimberlitic magma begins to ascend to the earth's surface it rips up and incorporates fragments or xenoliths of the various rock types the magma passes through on its way to surface. As the magma breaks down and incorporates these xenoliths, the chemistry and mineralogy of the original magma becomes altered or hybridized. The amount and type of foreign rock types a kimberlite may assimilate during its ascent will determine what types of minerals are present in the kimberlite when it erupts at surface.

When kimberlitic magma reaches or erupts at the earth's surface, the resulting volcanic event is typically violent, creating a broad shallow crater surrounded by a ring of kimberlitic volcanic ash and debris ("**tuffaceous kimberlite**"). The geological feature created by the eruption of a kimberlite is referred to as a diatreme or kimberlite pipe. In a simplified cross section a kimberlite diatreme appears as a near vertical, roughly "carrot shaped" body of solidified kimberlite magma capped by a broad shallow crater on surface that is both ringed and filled with tuffaceous kimberlite and country rock fragments.

Diamonds do not crystallize from a kimberlitic magma, they crystallize within a variety of diamond-bearing igneous rocks in the upper mantle called peridotites and eclogites. Peridotites and eclogites are each made up of a diagnostic assemblage of minerals that crystallise under specific pressure and temperature conditions similar to those conditions necessary to form and preserve diamonds ("**diamond stability field**"). Diamond bearing peridotite can be further broken down into three varieties that are, in order of greatest diamond bearing significance, garnet harzburgite, chromite harzburgite, and, to a lesser extent, garnet lherzolite. For a kimberlite to be diamond bearing, the primary kimberlitic magma must disaggregate and incorporate some amount of diamond bearing peridotite or eclogite during its ascent to the earth's surface. The type and amount of diamond bearing peridotite or eclogite the kimberlitic magma incorporates during its ascent will determine the diamond content or grade of that specific kimberlite as well as the size and quality of diamonds. Diamond bearing peridotite and eclogite occur as discontinuous pods and horizons in the upper mantle, typically underlying the thickest, most stable regions of Archean continental crust or cratons.

Diamond indicator minerals ("**DIMs**") include minerals that have crystallised directly from a kimberlitic magma (phenocrysts), or mantle derived minerals (xenocrysts) that have been incorporated into the kimberlitic magma as it ascends to the earth's surface. DIMs are used not only to assess the presence of kimberlites in regional exploration programs but also to assess whether the kimberlites have the potential to contain diamonds. There are a limited variety of DIMs from which information pertaining to the diamond bearing potential of the host kimberlite can be gained.

Due to the unique geometry of a kimberlite pipe and the manner in which the kimberlite has intruded a pre-existing host rock type, there are often differences in the physical characteristics of a kimberlite and the host rock. Often these contrasting physical characteristics are significant enough to be detected by airborne or ground geophysical surveys. Two of the most commonly used geophysical techniques are airborne or ground magnetic surveys and electromagnetic ("**EM**") surveys. A magnetic survey measures the magnetic susceptibility and EM surveys measure the electrical conductivity (or resistivity) of the material at or near the earth's surface. When a kimberlite intrudes a homogenous geologic unit and erupts on surface, there is often a detectable change in the geophysical signature or anomalous magnetic or resistivity response over the kimberlite diatreme. There are also many examples of economic kimberlites that produce very subtle, unrecognizable geophysical responses.

Exploration Activities and Results

Regional till lines collected at 7.5 to 15km intervals and along line sample spacing of 1 to 5km were collected from the northern Aviat One Property in 2002. Infill sampling using 1.5km spaced lines was undertaken in several areas of specific interest. Kimberlite indicator mineral grains in till samples down-ice from the AV-1 outcrop confirm that occurrences can be detected by this technique. Strongly elevated mineral grain counts were also found in samples more than two kilometres up-ice from AV-1. The kimberlitic provenance of these grains has been confirmed by electron microprobe analyses, and results suggest the presence of additional kimberlitic source bodies.

The AV-1 kimberlite was discovered during August 2002 in outcrop on the Aviat One Property and has been classified as a macrocrystic hypabyssal facies group 1 kimberlite. During 2002, surficial grab sampling was conducted at the AV-1 outcrop. In total, 756.3kg of kimberlite was collected and sent to the SRC for micro-diamond recovery by caustic fusion.

During late February and early March 2003, approximately 3.58 line kilometres of gridding, ground magnetic surveying and horizontal loop electromagnetic ("**HLEM**") surveys were completed in and around the AV-1 kimberlite occurrence. The exposed portion of the AV-1 discovery outcrop measures about 13.5m by 76.5m and has a prominent magnetic signature that suggests the source body is larger than the outcrop. A second, equally prominent, magnetic response lies under a small shallow lake immediately west of the outcrop. These two magnetic signatures define a double-lobed anomaly at least 135 metres in length and approximately 35 metres in width.

Concurrent with the spring 2003 geophysical sampling, approximately 400 kg of additional kimberlite was collected by Mr. Besserer and 189.95kg of that sent to the SRC for caustic fusion. A total of 1373 diamonds have been recovered from caustic fusion of the composite 946.25kg (756.3+189.95) of kimberlite. The four largest diamonds measured 2.42 x 2.22 x 2.10 mm; 2.12 x 1.78 x 1.50 mm; 2.06 x 1.90 x 1.30 mm; and 2.08 x 1.42 x 0.70 mm. The total weight of all the diamonds recovered to date from the AV-1 kimberlite as reported by the SRC are 1.085 carats. A total of 430 diamonds were recovered on the 0.106mm sieve, 355 diamonds from the 0.15mm sieve, 265 diamonds from the 0.212mm sieve, 163 diamonds from the 0.3mm sieve, 88 diamonds from the 0.425mm sieve, 39 diamonds from the 0.6mm sieve, 22 diamonds from the 0.85mm sieve, 10 diamonds from the 1.18mm sieve and 1 diamond from the 1.7mm sieve.

During summer 2003, APEX completed till sampling, prospecting, ground geophysical surveying, drilling and mini-bulk sampling. As well, both a fixed wing airborne magnetic and a high resolution helicopter borne magnetic and electromagnetic geophysical survey were flown. In total, 2,930 till, beach sand and/or stream sediment samples were collected on behalf of Stornoway, Strongbow/NDR and/or Strongbow within the

Melville Peninsula and on Baffin Island. In total, 18 ground geophysical grids (magnetics only) were completed and one ground geophysical grid with both magnetics and HLEM was completed.

Six high resolution fixed wing aeromagnetic horizontal gradient surveys were completed by Flux Geophysics, Mississauga, ON, during the periods of April to September 2003. In total, about 56,900 line kilometres were flown throughout the Melville Peninsula on behalf of Stornoway. Small surveys were flown on behalf of Strongbow and NDR on Baffin Island. The surveys were flown in part with 150m line spacing and in part with 200m line spacing using a horizontal gradient magnetometer at 60m above the ground. Preliminary fixed wing magnetic data was available while crews were in the field, and prospecting of high priority magnetic targets took place during summer 2003, resulting in the discovery of the AV-2 kimberlite(s) on the Aviat One Property as subcrop and float.

High resolution helicopter borne airborne magnetics and electromagnetics were completed during September 2003, by Fugro Airborne Surveys ("**Fugro**"), Mississauga, ON. The survey totaled 1,923 line kilometres in the vicinity of AV-1 kimberlite. The survey employed the DIGHEM^{V-DSP} electromagnetic system, flown at an average airspeed of 120 km/h with an EM sensor height of approximately 30m and a line separation of 75m.

During September and October 2003, 10 drill holes totaling 1,102m were drilled at two targets (seven holes at AV-1 and three drill holes at AV-2). Drilling at both kimberlites encountered distinct hypabyssal and breccia phases, which were split and sampled as separate units. Caustic fusion results from drill core consist of recovery of 737 diamonds from 531.7kgs of the AV-1 kimberlite and 30 diamonds from 39.4kgs of the AV-2 kimberlite. The three largest stones measured 4.00 x 3.50 x 1.80 mm, 2.34 x 2.00 x 1.76 mm and 2.40 x 1.48 x 1.00mm. All three of these stones came from the breccia phase of the AV-1 kimberlite, discovered during the drilling program. Both the hypabyssal and breccia phases from AV-1 returned comparable diamond counts on a stones per kilogram basis (1.44 diamonds/kg and 1.32 diamonds/kg, respectively). Previously reported sieve results from historical samples of outcropping hypabyssal material at AV-1 have diamond counts of 1.42 diamonds/kg. All diamonds from drill core were recovered by the SRC.

During summer 2003, 7.4 tonnes of rock was collected from surface at the AV-1 kimberlite outcrop and processed through a DMS plant by SGS. Mr. Besserer provided supervision while collecting and processing the sample to ensure proper chain of custody. DMS processing of the 7,378kg (dry weight) sample of kimberlite from AV-1 returned 6.52 carats of diamonds yielding a sample grade of 0.88 cpt. All diamonds recovered were greater than 0.85 mm using a square mesh sieve. The largest stone weighed 0.40 carats and was described as a white, transparent aggregate. The sample grade reported above is not considered to be representative of the entire AV-1 kimberlite body. Interpretation from 2003 drilling suggests that AV-1 is a multiphase body, about 160m in length and between 40m and 60m in width. A second phase of kimberlite, described as kimberlite breccia and distinct from the outcropping hypabyssal kimberlite that was mini-bulk sampled in 2003, was intersected by drilling in six holes and is not exposed at surface.

During 2004, APEX completed till sampling, prospecting, ground geophysical surveying, drilling and mini-bulk sampling. A fixed wing gravity gradiometer airborne survey (by BHP Billiton), a fixed wing high-resolution airborne magnetic survey (by Tundra Airborne Surveys Ltd. ("**Tundra**"), Toronto, ON) and a helicopter borne magnetic and electromagnetic geophysical survey were flown. In total, 4,175 till, beach sand and/or stream sediment samples were collected on behalf of Stornoway, Strongbow/NDR and/or Strongbow within the Melville Peninsula and on Baffin Island. A total of 39 priority geophysical targets (including extensions to the AV-1 and AV-2 grids) were gridded and geophysically surveyed using magnetics and/or HLEM.

Prospecting during 2004 resulted in the discovery and collection of 137 potential kimberlite boulder/float occurrences. The 137 samples represent approximately 70 'clusters' of float and separate individual occurrences. During 2004, there were five known point sources of kimberlite (AV-1, AV-2, AV-3, AV-4 and AV-5) on the Aviat One Property. Surface rock samples collected in summer of 2004 from the three new showings underwent caustic fusion. Three diamonds were recovered from 6.3kgs of AV-3. Kimberlite AV-4, situated approximately 450m west of AV-1, returned a total of 122 diamonds from 110.51kgs. AV-5 returned 93 diamonds from 48kgs processed from surface float samples. AV-5 is situated approximately 5km

southeast of AV-1. The largest stone measured 1.8 x 1.2 x 0.6mm. All microdiamond analyses from drill core were completed by either the SRC or SGS.

During spring 2004, a total of 2,024m in 20 drill holes were completed at AV-1 between late April and late June, 2004. This work defined a multi-phased body comprised of two principal rock types: hypabyssal kimberlite ("**HK**") and transitional tuffisitic kimberlite ("**TTK**"). The Outcrop Zone at AV-1 consists of hypabyssal kimberlite, while the Lake Zone is dominated by transitional tuffisitic kimberlite. Kimberlite was encountered over a horizontal distance of more than 225m, averaging approximately 50m in width, but drilling had not fully constrained the body. Three additional lake-based geophysical targets, selected on the basis of proximity to AV-1, were also tested as part of the spring drilling program. Two of the three holes did not intercept kimberlite, while the third hole intercepted several stringers of kimberlite up to 70cm in width.

Composite samples collected from the spring drilling program were processed by DMS for diamonds greater than 0.85mm by SGS. A 2,170kg (dry weight) sample of kimberlite drilled from the AV-1 breccia (TTK phase – Lake Zone) has returned a total of 134 diamonds with a sample grade of 0.65 cpt (stones greater than 0.85mm). Processing of an 832kg (dry weight) sample of drilled kimberlite from AV-1 (HK phase) has returned a total of 109 diamonds and a sample grade of 0.95 cpt (stones greater than 0.85mm). The largest stone from the TTK phase (2004 drilling) weighed 0.14 carats and was described as a 'Fragment with Crystal Faces, other inclusions, minor cleavages' while the largest stone from the HK phase weighed 0.17 carats and was described as 'Fragment with Crystal Faces, graphite inclusions, other inclusions, minor cleavages'. Overall, the diamond population from the TTK appears similar to the diamond population of the HK and appears to be dominated by white transparent diamonds, with lesser amounts of brown diamonds and very little fibrous material. Predominantly dodecahedral followed by octahedral crystal forms as whole crystals and fragments, were observed.

A further 514.9kgs of kimberlite from the TTK phase (Lake Zone) was also processed for microdiamonds by caustic fusion and returned a total of 667 diamonds (0.44 carats). All microdiamond analyses from drill core were completed by the SRC.

During summer 2004, a total of eight drill holes comprising 1,142m were completed to test four spatially separate targets within the Tremblay corridor and/or AV-1 area (AV-1, AV-2, AV-3 and AV-4). Kimberlite was intersected in each hole with intersections ranging from 0.10m to 61.0m. Caustic fusion results from drill core from the 2004 summer drilling program, consists of recovery of six diamonds from AV-1A (9.5kgs) and four diamonds from the AV-2 kimberlite (17.6kgs). A further 429.1kgs of kimberlite from AV-4 was also processed for microdiamonds and returned a total of 443 diamonds. The largest stone measured 2.2 x 2.1 x 1.8 mm. All microdiamond analyses from drill core were completed by either the SRC or SGS.

As part of the 2004 exploration program, Stornoway collected approximately 6,200 line kilometres of fixed wing gravity gradiometer surveying using BHP Billiton's proprietary Falcon survey equipment. Approximately 27,500 line kilometres of helicopter borne magnetic and EM data were collected with the DIGHEM$^{V\text{-}DSP}$ electromagnetic/magnetic system. The helicopter flew at an average airspeed of 120 km/h with an EM sensor height of approximately 30m and a line separation of 75m. Approximately 18,791 line kilometres of fixed-wing, high-resolution airborne magnetics were collected by Tundra. The surveys were flown in part with 150m line spacing and in part with 200m line spacing using a horizontal gradient magnetometer. The surveys were flown at 60m above the ground. In total, 323 priority anomalies were selected in 2004 as possible kimberlite or related intrusions.

Three new kimberlite outcrops (AV-6, AV-7 and AV-8) were discovered through prospecting in the summer of 2005. The occurrences are all hypabyssal kimberlite visually similar to AV-1 to AV-5 and in close proximity to the other known kimberlites. Approximately two tonnes of surface material was collected from each of these new showings for analysis using both caustic fusion to recover microdiamonds and DMS for the recovery of macrodiamonds at Microlithics Laboratory ("**Microlithics**"), Thunder Bay, ON, an independent mineral process laboratory currently providing services exclusively to Stornoway and its affiliates. Similar sized surface samples were also collected from AV-2 and AV-5, with smaller samples taken from AV-3 and

several of the unsourced boulder trains. These samples will be processed through a DMS facility, with macrodiamond results expected in 2006.

Caustic fusion analysis of surface samples totaling 71.7kg of the AV-5 kimberlite has yielded 161 diamonds, AV-6 returned a total of 123 diamonds from 74.1kg, AV-7 returned a total of 108 diamonds from 70.6kg and AV-8 returned a total of 70 diamonds from 62.7kg. The largest stones retrieved from AV-5, 6, 7 and 8 to date are 2.076 x 1.908 x 1.183mm, 1.324 x 1.654 x 0.522mm, 1.114 x 0.995 x 0.245 mm, and 1.054 x 0.571 x 0.551mm, respectively. Caustic fusion analysis was carried out at Microlithics.

Prospecting to follow-up anomalous indicator mineral results derived from the 2004 till sampling program has discovered almost 350 locations with kimberlite boulders, not including the three newly discovered kimberlite outcrops (AV-6, AV-7 and AV-8). Based on the distribution and field descriptions of these new boulder showings, spatially related boulders are thought to represent a minimum of five trains coming from discrete source bodies that have not yet been identified. The significance of numerous, more isolated, boulder occurrences is not known at this time.

Composite grab samples were collected from surface occurrences of kimberlite boulder trains situated in two geographically distinct areas approximately 6km apart and submitted for caustic fusion. Site 18211 comprises kimberlite boulders (up to 0.5m diameter) distributed over an area of approximately six hectares. The site is situated some 9km west-northwest of AV-1, and north of the AV-1 indicator mineral train. Samples from site 16901 represent a sequence of kimberlite boulders (up to 0.65m diameter) contained within a thin till veneer. The boulders are exposed where the till veneer is cut by a creek, approximately 3km west of kimberlite AV-1 and offset to the south of AV-1's indicator mineral train. The macrocyrst mineral suite of both kimberlite boulder trains is dominated by coarse olivine, with purple and orange garnets and ilmenites present in lesser amounts. Kimberlite boulders found in each train are consistent within that train, and are thought to have been derived from two separate source bodies. To date no bedrock source has been identified for either of these two diamondiferous float trains. Caustic fusion analysis of samples totaling 40.86kg from the 18211 sample location returned 116 diamonds and the 16901 sample site has yielded 60 diamonds from 64.5kg. The largest stones from locations 18211 and 16901 measured 1.62 x 0.94 x 0.37mm and 2.40 x 1.81 x 1.11mm, respectively.

During spring and summer 2005, a total of 53 priority geophysical targets were gridded and geophysically surveyed using magnetics and/or horizontal loop electromagnetics. Of the 53 targets, which include the AV-1 to AV-6 and AV-8 kimberlites, 18 have been drill tested. AV-7 is a priority target for follow-up drill testing during spring 2006. In total, during summer 2005, 3,135 till samples were collected in 19 priority areas outside of the known boulder trains, where anomalous till samples with high diamond potential pyrope garnets were recovered in 2004.

During spring 2005, a total of 1,329.5m in 15 drill holes was completed between early April and mid June by Major Drilling, Winnipeg, MB. Fifteen lake-based geophysical targets were tested as part of the spring drill program. None of the holes intercepted kimberlite.

During summer 2005, a total of 29 drill holes comprising 2,881.4m were completed to test eight spatially separate targets within the Tremblay corridor and/or AV-1 area (AV-1 to AV-6, AV-8 and anomaly 34). Kimberlite was intersected in 19 holes with intersections ranging from 0.05m to 4.15m. Drilling suggests the bodies are sheet-like in nature, although actual dimensions and orientations have not yet been determined. Each kimberlite was logged in detail and samples were split before being submitted for micro-diamond analysis by caustic fusion. All caustic fusion is being completed at Microlithics and results are currently pending.

Drill hole 05-AV1-25 was drilled at AV-1 and extended the known kimberlite body approximately 170m to the west of previously reported intersections. Three holes were drilled at AV-6. Drill hole 05-AV6-01 failed to intersect kimberlite and multiple short intersections (up to 0.9m in length) were encountered in 05-AV6-02 and 05-AV6-03. Drill holes 05-AV8-01 to 05-AV8-07 were completed at AV-8. Drill holes 05-AV8-02 to 05-AV8-07 intersected kimberlite with a maximum true width of 4.2m. The nature of the intersections

suggests the presence of stacked sub-parallel sheets of kimberlite, although the orientation, extent and possible inter-relationship of these bodies are not known at the present time. The AV-7 kimberlite occurrence could not be drill tested during the summer program because of land use permit limitations given its proximity to a lake. AV-7 will be drill tested at a later date when the lake is frozen.

Based on exploration conducted throughout the area, diamondiferous kimberlites exist within the Melville Peninsula. High quality diamond indicator mineral anomalies exist throughout the Aviat Properties which are spatially separate from the AV-1 kimberlite discovery area. A cluster of eight kimberlite bodies have been found to date within the Tremblay corridor and all are significantly diamondiferous. Prospecting during 2005 resulted in the discovery and collection of almost 350 potential kimberlite boulder/float occurrences. Based on the distribution and field descriptions, spatially related boulders are thought to represent a minimum of five trains coming from discrete source bodies that have not yet been identified and are not related to the eight known kimberlites. Diamond results from two of the trains yield high diamond counts. Following the results of exploration that has been conducted within the Aviat Properties, further systematic exploration needs to be completed throughout the properties. Diamond indicator mineral sampling, prospecting and drilling to follow up on the high interest, un-sourced mineral trains may lead to the important discovery of new kimberlite and/or related intrusion discoveries within the Aviat Properties.

Figure 1 and Figure 2 aggregate the diamond results described above.

CAUSTIC FUSION - AVIAT PROJECT
(Figure 1)

				Number of Diamonds Retained Per Sieve Size (mm Square Mesh Sieve)									
Sample Number or Site	Sample Type	Total Weight (kg)	Total Diamonds	2.36 mm sieve	1.70 mm sieve	1.18 mm sieve	0.85 mm sieve	0.60 mm sieve	0.425 mm sieve	0.30 mm sieve	0.212 mm sieve	0.150 mm sieve	0.106 mm sieve
2003-198 (AV-1 outcrop)	2003 surface sample (HK)	570.25	825	0	1	3	11	24	58	102	158	182	286
2003-196 (AV-1 outcrop)	2003 surface sample (HK)	189.95	320	0	0	5	6	10	15	36	59	100	89
02DBP500 (AV-1 outcrop)	2002 surface sample (HK)	186.05	228	0	0	2	5	5	15	25	48	73	55
SW-AV-1 (boulders)	2002 surface sample	43.18	92	0	0	0	0	0	6	5	11	20	50
AV-1 Hypabyssal	2003 drill core (HK)	291.95	421	0	0	3	1	20	35	55	77	118	112
AV-1 Breccia	2003 drill core (TTK)	239.7	316	1	0	6	8	11	16	35	66	93	80
AV-2 Hypabyssal	2003 surface sample (HK)	48.6	34	0	0	1	1	0	1	2	11	7	11
AV-2 Hypabyssal	2003 drill core (HK)	17.4	17	0	0	0	0	1	1	2	4	3	6
AV-2 Breccia	2003 drill core (TTK)	22	13	0	0	0	0	0	3	1	4	1	4
04-BLD-AV3	2004 surface sample	6.3	3	0	0	0	0	0	0	1	0	1	1
04-BLD-AV4E	2004 surface sample	67.54	51	0	0	0	2	1	3	10	10	13	12
04-BLD-AV4W	2004 surface sample	42.97	71	0	0	2	0	1	6	9	13	22	18
04-BLD-AV5	2004 surface sample	48.07	93	0	0	0	3	3	5	14	18	23	27
AV-1 - TTK	spring 2005 drill core (TTK)	514.9	667	0	0	5	9	17	53	64	153	175	191
04-AV1A-01	Summer 2005 drill core	9.5	6	0	0	0	0	0	1	1	2	1	1

Sample Number or Site	Sample Type	Total Weight (kg)	Total Diamonds	Number of Diamonds Retained Per Sieve Size (mm Square Mesh Sieve) 2.36 mm sieve	1.70 mm sieve	1.18 mm sieve	0.85 mm sieve	0.60 mm sieve	0.425 mm sieve	0.30 mm sieve	0.212 mm sieve	0.150 mm sieve	0.106 mm sieve
04-AV2-01	summer 2005 drill core	17.55	4	0	0	0	0	0	0	0	0	2	2
04-AV4-01	summer 2005 drill core	192.9	209	0	0	2	4	7	22	16	37	50	71
04-AV4-02	summer 2005 drill core	171.85	125	0	0	3	2	8	14	18	27	31	22
04-AV4-03	summer 2005 drill core	57.7	91	0	1	1	1	3	2	15	26	15	27
04-AV4-04	summer 2005 drill core	6.65	18	0	0	0	0	2	1	1	3	6	5
AV-5	2005 surface sample	71.74	161	0	1	0	1	5	13	18	29	42	52
AV-6	2005 surface sample	74.065	123	0	0	0	4	7	12	11	24	33	32
AV-7	2005 surface sample	70.63	108	0	0	0	0	3	4	9	19	31	42
AV-8	2005 surface sample	62.725	70	0	0	0	0	0	5	9	16	20	20
16901	2005 surface sample	40.86	60	0	0	2	4	3	8	7	4	16	16
18211	2005 surface sample	64.52	116	0	0	0	2	4	7	13	19	39	32

DENSE MEDIA SEPARATION - AVIAT PROJECT
(Figure 2)

Sample Number or Site	Sample Type	Total Weight (kg)	Total Diamonds	Number of Diamonds Retained Per Sieve Size (mm Square Mesh Sieve) 2.36 mm sieve	1.70 mm sieve	1.18 mm sieve	0.85 mm sieve	0.60 mm sieve	0.425 mm sieve	0.30 mm sieve	0.212 mm sieve	0.150 mm sieve	0.106 mm sieve
AV-1 Bulk A	2004 drill core (TTK)	2170	134	0	2	23	30	12	7	11	19	16	14
AV-1 Bulk B	2004 drill core (HK)	832	109	1	3	6	18	14	9	15	10	14	19

Sampling and Analysis

APEX and Hunter collected till and beach sand samples during 2002 within and near the Aviat Properties. Sampling was conducted systematically throughout the region at an average spacing of one sample per 20 square kilometres. Sampling conducted during summer 2002 was conducted by APEX under the supervision of Mr. Besserer or by Mr. Adam Vary of Hunter. Sampling conducted during 2003/2004 was conducted by APEX under the supervision of Mr. Besserer. Sampling during summer 2005 was conducted by Stornoway under the supervision of Mr. Robin Hopkins, P.Geol. (NT/NU), a qualified person. The samples were shipped from Igloolik, NU, to Microlithics.

Till samples collected during summer 2005 exploration by Stornoway were either 10 or 20 kilograms and samples were collected in clear plastic sample bags placed in a rice bag. Sample cards were filled out on site and the sample identifiers were written on the outside of each bag (on both sides). The sample tag was placed in between the plastic bag and the rice bag. The sample bags were closed using zip ties. Another sample tag was placed in a luggage tag on the zip tie attached to the rice bag. The samples were then placed in wooden crates built in Igloolik for shipping by barge. 5% of the samples were collected in duplicate while in the field.

All of the 2005 till samples collected by Stornoway, have been or will be processed by Microlithics. At Microlithics, in order to recover heavy mineral concentrates, weighed samples are de-slimed using modified cement mixers. The samples are then wet sieved (using a Gyravibe) into two fractions: <1 mm and >1 mm, the latter of which is stored. The <1 mm material is then dried and sieved into three size fractions (0.5 mm, 0.25 mm and < 0.25 mm). The size fractions then undergo heavy liquid separation (specific gravity 3.3) to further concentrate heavy minerals. The final, dried concentrates for diamond indicator mineral picking are then sent to I&M Morrison Geological Services ("**I&M Morrison**"), Delta, BC.

Microprobe analyses are performed on individual picked grains in order to obtain their chemical composition. Grains picked by I&M Morrison were analysed by R.L. Barnett Geological Consulting Inc., London, ON. The electron microprobe is equipped with a wavelength dispersive spectrometer. The data was collected under a beam accelerating voltage and current of 20 kilovolts and 20 nanoamperes and a beam diameter between one and three micrometres. The chemical composition of each grain helps determine kimberlite provenance.

Kimberlite intersections in drill core recovered during 2005 were sampled. Sampling proceeded by starting at the top of a drill hole and removing the whole drill core to a sample weight not exceeding 18kg or until a lithological boundary was reached between the kimberlite and the country rock. Intervals of granitic country rock over 1m in length were broken out during lithological logging and were not sampled. Each sample was identified by lithology and by a unique sample number. Individual samples were placed in rock bags of sufficient size and secured with a zip-tie. Samples were then placed in sealed plastic pails in preparation for shipping to Microlithics for caustic fusion analysis.

All 2005 core and kimberlite rock grab samples that were collected by Stornoway and/or APEX are being processed for diamonds at Microlithics. Rock samples were weighed-in. The sample aliquot was placed in a reaction crucible with caustic soda. The charged crucible is then loaded into a kiln. The kiln program set/confirmed and auto start time is set and then fires at the pre-set time and runs the program. On completion of the kiln program, potassium nitrate is added to the reaction crucible. The crucible is then cooled to room temperature and water is added. The crucible is moved to the recovery stove for boil-out. The sample is recovered with stainless steel mesh in a client specified size. The caustic residue is then cleaned and neutralized with hydrochloric acid. The sample is recovered with stainless steel mesh in 1.7mm, 1.18mm, 0.85mm, 0.60mm, 0.425mm, 0.30mm, 0.212mm, 0.15mm, and 0.106mm sieve size, dried and picked for diamonds.

During summer 2005, nearly 10 tonnes (two tonnes each) of kimberlite was collected as part of a series of mini-bulk samples at the AV-2, AV-5, AV-6, AV-7 and AV-8 kimberlite outcrop/subcrops, and smaller amounts of material was collected from surface at the AV-3 kimberlite and distinct boulder terrains. The surface exposure was broken up using crowbars and sledge hammers and non-selectively sampled. In total, 20 bulk sample bags were partly filled. Once the bags were filled, they were sealed with numbered wire locks and lifted by helicopter to the airstrip in Igloolik (approximately 500kg per bag). Once in Igloolik each of the bulk sample bags was placed in a crate and shipped via sea lift to Montreal, then by truck to Microlithics for processing through a DMS.

Security of Samples

Kimberlite, placed in pails, and till samples collected during 2005 were crated and sent by sea lift. Mr. Besserer did not have control over the samples at all times and therefore can not personally verify what happened to the samples from the time they left Igloolik to the time they were received at Microlithics. Microlithics, during 2005, reported nothing unusual with respect to the shipments once received. Mr. Besserer has no reason to believe any of the till samples or kimberlite samples have been compromised other than those samples which were obviously damaged during transport.

During 2005, at 5% of the sample sites, duplicate till samples were collected. These samples were shipped to Microlithics with labelling that cannot be distinguished from the other till samples. The samples were collected to further verify results from samples sent to Microlithics.

Analytical standards (one for each mineral type analysed) were used to assess the precision and quality of the microprobe analyses. The results of the analytical standards indicate that the data is of a high quality. The quality of the data is also apparent in that the elemental ratios very closely approximate the stoichiometric formulae of those mineral types and the analyses yield acceptable analytical totals for the anhydrous minerals analysed (i.e. good totals).

APEX commonly spikes samples with synthetic 'tracer' diamonds to confirm the laboratories quality control. Mr. Besserer was on site at SGS while the mini-bulk samples were processed by DMS during 2003 and 2004. In addition, Mr. Besserer has visited Microlithics and will continue to visit Microlithics while further samples are being processed to conduct audits as part of Stornoway's ongoing QA/QC.

Exploration and Development

Based on the sampling, drilling and geophysics conducted to date, favourable geology and proximity to recent discoveries, further exploration is warranted. That is, the Aviat Properties are of sufficient merit to justify further exploration. It is therefore recommended that a staged exploration program consisting of the following be completed:

STAGE 1a) complete ground geophysics at lake based target AV-7 kimberlite occurrence and/or within the Tremblay corridor; 1b) complete drilling at the AV-7 kimberlite occurrence to better determine the dimension and diamond grade of the body. Drilling should be completed during spring 2006; 1c) drill any of those high priority lake based targets delineated during the 2005 geophysical program and the spring 2006 geophysical program.

STAGE 2 should be completed during summer 2006: 2a) target specific prospecting, mapping and till sampling should be completed throughout the permits and till sampling should be completed in detail along with prospecting at areas where discrete diamond indicator mineral chemistry trains exist and are unexplained by known kimberlite occurrences. In total, a minimum of about 1000 samples should be collected throughout the Aviat properties respectively; Stage 2b) complete gridding and ground geophysical surveying over those land based priority magnetic targets from both the fixed wing magnetic data and fixed wing electromagnetic data; 2c) complete drilling at the AV-6 and AV-8 kimberlite occurrences to better determine the dimension and diamond grade of the bodies; and 2d) based on the results from the stage 2b) exploration, drill targets and/or specific drill collars may be chosen as part of a summer 2006 drill program.

The approximate budget to complete stages 1 and 2 of exploration is about $3,005,000 excluding a provision for GST.

<u>Exploration Program Update and Status</u>

The following information of a scientific or technical nature occurring after the date of the Aviat Technical Report and relating to the Aviat properties has been prepared by or under the supervision of Robin Hopkins, P. Geol. (NT/NU), Vice-President, Exploration of Stornoway. Robin Hopkins is a "qualified person" for the purposes of NI 43-101.

Subsequent to completion of the Aviat Technical Report the Company received further Aviat exploration results from a series of 1.5 to 4.5 tonne samples collected from surface kimberlite occurrences on the Aviat One Property in 2005. Results of sample grade and diamond recovery have been summarized in the table below. Diamonds were recovered through a DMS plant owned by Stornoway, and operated by Microlithics. The diamond sample grade for kimberlite AV4 is derived from +0.85mm stones recovered from 514kg of material (471.3kg of drill core and 42.79kg of AV4 boulders) processed through caustic fusion and previously reported. The AV-4 body does not outcrop and insufficient kimberlite was available at surface to allow DMS processing of a larger sample. The macrodiamond grade for kimberlite AV67 is calculated as a weighted average of grades previously reported for samples collected from the AV6 and AV7 outcrops, which were originally believed to represent two separate kimberlite bodies but are now thought to be part of a single continuous sheet-like body.

				Number of Diamonds Recovered (by sieve size)			
Sample	**Sample Weight (dry tonnes)**	**Total Carats >0.850mm**	**Sample Grade (carats/tonne)**	**+0.850mm**	**+1.18mm**	**+1.70mm**	**+2.36mm**
AV2 Upper	2.189	1.5795	0.7216	41	17	7	1
AV3	1.467	1.2690	0.8650	25	7	7	1
AV4	0.514	0.3466	0.6743	8	8	1	0
AV4 East	2.091	0.6070	0.2903	17	13	0	0
AV5	2.410	1.8025	0.7479	57	20	8	0
AV67	4.469	3.8635	0.8644	120	47	13	2
AV8 Upper	2.529	0.6545	0.2588	15	11	3	0

The spring 2006 drilling program at Aviat consisted of a total of 2,136m in 15 drillholes. A total of more than 50 kimberlite intervals were intersected in 13 of the 15 holes with kimberlite intersections of up to 3.9m thickness. During the summer 2006 drill program designed to test the source of unexplained indicator mineral anomalies at the east end of the Tremblay corridor on the Aviat One Property, Stornoway drilled a total of 1,833m in 22 holes, resulting in kimberlite intercepts up to 5.25m true thickness. As a result of this work there are 11 known kimberlite bodies: AV1, AV1 West, AV2 Upper, AV2 Lower, AV3, AV4, AV5, AV67, AV8 Upper, AV8 Middle, and AV8 Lower. All bodies tested to date have been proven diamondiferous. A bedrock source for the AV4 East boulders has not yet been discovered and this kimberlite occurrence is not included in the 11 kimberlite total.

The following kimberlite summary table is intended for reference only, and may be subject to revision based on new results or re-interpretation of existing data. Dimensions of the bodies as reported are conservative and are confined to areas that have been drill tested or subjected to surface trenching. The kimberlites remain open along strike, down-dip and in some cases up-dip as well. Not all drilling to date has conformed to a consistent grid pattern.

					Approximate Dimensions Implied By Current Drilling			
Kimberlite Body	**Body Type**	**Kimberlite Cluster or Group**	**Grade (carats per tonne) for stones >0.85mm**	**Tonnes processed through DMS to date**	**Average or Assumed Width/ Thickness (m)**	**Drilled Strike Extent or Length (m)**	**Drilled Depth or Dip Extent (m)**	**Dip (degrees)**
AV1	pipe-like	west	0.83	10.4	50	225	120	subvertica l
AV1 West	sheet-like	west	n/a	n/a	1.2	200	100	subvertica l
AV4	pipe-like	west	0.67	0.5	23	120	100	subvertica l
AV2 upper	sheet-like	east	0.72	2.2	1.6	150	200	~10
AV2 lower	sheet-like	east	n/a	n/a	3.3	150	200	~10
AV3	sheet-like	east	0.86	1.5	3.5	400	200	~8-12
AV5	sheet-like	east	0.75	2.4	1.5	200	150	~10-15
AV67	sheet-like	east	0.86	4.5	4.2	1000	400	~8
AV8 upper	sheet-like	east	0.26	2.5	2.9	650	375	~10-15
AV8 middle	sheet-like	east	n/a	n/a	2.0	300	375	~15-20?
AV8 lower	sheet-like	east	n/a	n/a	1.0	300	375	~10-15

n/a = no macrograde available (diamonds recovered from caustic fusion only)

Previously reported descriptions of the AV1, AV1 West and AV4 kimberlites remain unchanged. AV1 and AV4 are complex pipe-like kimberlites situated at the west end of the known kimberlite trend.

In the eastern part of the Tremblay corridor, the remaining eight kimberlites were intersected over an area measuring about 1.5 by 3.5km and comprise shallowly dipping (8 to 20 degrees), macrocrystic hypabyssal kimberlite sheets with associated zones of kimberlite breccia. These kimberlites are thought to be part of a sequence of layered, horizontally stacked sheets separated by vertical distances of 10 to 30m. Prospecting and till sampling results indicate that additional kimberlite sources occur within the same area, and will be the object of future drilling. The Company is investigating the hypothesis, supported by 62 drill holes completed in the area to date, that the eight eastern kimberlites represent occurrences of a single system of stacked kimberlite sheets underlying the entire 1.5 by 3.5 kilometre area. One such sheet alone would represent a substantial potential tonnage of diamondiferous material. Additional drilling is required to properly test this hypothesis, which remains conceptual at this stage.

In addition to the drill program, summer 2006 work included prospecting traverses over about 775km that identified 122 new kimberlite boulder occurrences, and the collection of approximately 2,100 till samples to better define 15 unsourced indicator mineral trains with promising diamond inclusion chemistry. This work has confirmed the likelihood of further discoveries in the prolific Aviat kimberlite district. As part of Stornoway's ongoing QA/QC program, DMS residues from AV8 Upper were subjected to a complete tails audit. No significant amounts of diamonds were recovered from this work.

The 2007 field program on the Aviat Project had commenced in mid-May 2007, with camp construction underway. Exploration activities will focus on discovering the source of the 'northern' mineral anomaly as well as testing the continuity/surface projection of the other Aviat bodies outlined by work in 2006. Drilling also commenced in mid-May and crews are currently on-site conducting sampling (both till and rock) and prospecting programs. These activities will continue for the duration of the program (currently anticipated to end in late August/early September) under a budget of approximately $2,750,000.

As of June 25, 2007, the Company's Aviat landholdings comprised 27 prospecting permits (1,664,013 acres) and 322 mineral claims (856,615 acres) for a total of approximately 2,520,628 acres. None of the claims have been legally surveyed, however, the core group of claims covering the known kimberlites have sufficient exploration expenditures filed with the Mining Recorder's Office to allow them to be converted to mining leases. The Company will initiate this conversion process at an opportune time.

Churchill Diamond Project (Nunavut) – Option Agreements and Joint Ventures

The Company acquired a 35% interest in the diamond rights to the Churchill Property pursuant to a letter agreement dated June 13, 2002 by incurring $750,000 in exploration expenditures and issuing 300,000 common shares of the Company to Hunter. The Churchill Property is now held under the terms of a joint venture agreement dated August 1, 2004, originally among the Company, BHP Billiton and Shear. The Churchill Property is subject to a 2% GOR/NSR in favour of Hunter. On July 17, 2007, each of Shear and Stornoway acquired 50% of BHP Billiton's interest in the joint venture for the sum of $4,000,000 , paid by $1,250,000 cash and the issuance of common shares valued at $2,750,000. The Shear common shares were issued at a deemed price of $0.70 per share and the Stornoway common shares at a deemed price of $1.25 per share. At the date of issuance, the 2,200,000 Stornoway common shares issued had a fair value of $2,134,000. Shear and Stornoway currently own a 58.14% and a 41.86% interest respectively in the Churchill Diamond Project, with Shear as the operator.

BHP Billiton acquired Hunter's diamond rights to the Churchill Property pursuant to a letter agreement dated April 30, 2003. The Company and Shear waived their respective rights of first refusal in exchange for, among other things:

- BHP Billiton entering into standstill agreements under which BHP Billiton agrees not to take certain specified actions to acquire or otherwise take control of Shear or the Company for a period of four

years. This restriction terminates in certain specified events, including a third party making an offer for either of the companies; and

- BHP Billiton paying 100% of the collection and processing costs of the first 200 tonnes of kimberlite bulk samples taken from the Churchill Property. As part of the acquisition of BHP Billiton's interest in the Churchill Property, this obligation was waived by Shear and the Company.

Pursuant to an agreement dated April 16, 2003, the Company, BHP Billiton, and Shear granted International Samuel an option to acquire up to a 65% interest in the Churchill West Property. International Samuel must issue an aggregate of 200,000 common shares (70,000 shares received by the Company, being its pro rata share), reimburse 100% of the property acquisition costs (done) and incur $1,000,000 in exploration expenditures before December 31, 2004 (done) by International Samuel of its option. Upon exercise, a joint venture was established. The Company, Shear and BHP Billiton had the right to buy back a 10% interest from International Samuel for $100,000 and have exercised that right. Shear is the operator of the project. The Churchill West Property is subject to a 2% NSR and 2% GOR held by Hunter. During 2005, International Samuel elected not to participate and had its ownership interest diluted (International Samuel 48%; Shear 27%; Stornoway 18% and BHP Billiton 7%)

Hunter retained the non-diamond mineral rights to the Churchill Property and Churchill West Property and has since transferred them to a third party.

Churchill Diamond Project (Nunavut) – Technical Information

The following information is summarized from a technical report (the "**Churchill Technical Report**") prepared by Dean J. Besserer, P.Geol., of APEX Geoscience Ltd., an independent consulting geologist and a "qualified person" for the purposes of NI 43-101, dated February 12, 2007 and entitled "Technical Report for the Churchill Diamond Property, Nunavut, Canada". The Churchill Technical Report is available for viewing under the Company's profile on the SEDAR website at www.sedar.com (filed on March 26, 2007).

APEX was retained by Shear during June 2001, as consultants to aid in project management and to complete independent technical reports specific to the Churchill Diamond Property. Mr. Besserer conducted property visits and supervised exploration throughout the Rankin Inlet area during summer 2001, summer 2002, spring 2003, summer 2004 and summer 2005 on behalf of Shear. During 2006, Mr. Besserer conducted a data review and independent QA/QC visits at both the De Beers Canada Laboratory in Grande Prairie and the SRC on behalf of Stornoway. Although Stornoway only includes the Churchill Property as one of its material properties (and not the Churchill West Property) the Churchill Technical Report and the information summarized below includes information on both the Churchill Property and the Churchill West Property.

Project Description and Location

The "Churchill Diamond Project", made up of the Churchill Property and the Churchill West Property, encompasses over 1.5 million acres. The Churchill Diamond Project is located near the community of Rankin Inlet in the Kivalliq Region of Nunavut, Canada. The property includes land parcels covering three 1:250,000 scale National Topographic System (NTS) map sheets: 055J, 055K, and 055O. The properties have not been legally surveyed.

The Churchill Property ("**Churchill**") comprises 332 active and 89 pending mineral claims, four federal prospecting permits, and three Exploration Agreements with Nunavut Tunngavik Inc. ("**NTI**"). The active claims comprise an area of 812,963.9 acres (area of pending claims 196,058.7 acres), the permits encompass an area totalling 171,940 acres, with the NTI agreements totalling 29,139 acres.

The Churchill West Property ("**Churchill West**") comprises an additional 154 pending mineral claims located to the west of the core Churchill Property area. The pending claims comprise an area of 364,234.9 acres. Shear has assumed operatorship of Churchill West.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property is via daily scheduled air service to Rankin Inlet, NU, from Yellowknife, NT, Iqaluit, NU, or Winnipeg, MB. Food and accommodation are available in Rankin Inlet. Expediting services are available in Rankin Inlet. During spring 2005, Shear positioned a 35 person temporary tent camp near Josephine Lake on the Churchill Property which now acts as the main base of operations for ongoing exploration. The camp is opened on an as needed basis and is serviced by twin otter and/or helicopter from Rankin Inlet.

The property is located on the tundra in an area dominated by till and oceanic sediments with relatively flat topography. Maximum relief throughout the area is about 350 m above sea level. There are numerous small and large lakes in the region. Eskers exist throughout the area and some can be used as natural airstrips for tundra tire equipped twin otter fixed wing aircraft. Float equipped fixed wing aircraft can land on many of the lakes throughout the area.

The climate is sub-arctic with temperatures ranging from about -45°C in the winter to about +25°C during the summer months (July and August). Lakes typically have ice until mid-June and freeze up during late September.

History

The area has been the focus of gold exploration since the fall of 1989, when gold mineralization was discovered at Meliadine Lake. Immediately south of the Churchill Diamond Project, extensive work has been completed at the Meliadine Gold deposit which is divided into the Meliadine East and Meliadine West Properties. At the Meliadine East Property, an indicated resource of 1,841,000 tonnes at a grade of 6.7 grams gold per tonne ("**g Au/t**") has been delineated. Immediately southwest of the Churchill Diamond Project, the Meliadine West Property has an inferred resource of 11,142,000 tonnes at an average grade of 13.1 g Au/t. Approximately 70 kilometres north of Baker Lake, the Meadowbank Project has reported a gold reserve of 21,320,000 tonnes at a grade of 4.2 g Au/t.

During summer 1993, a regional mapping program conducted by the GSC, discovered at least two highly diamondiferous, alkaline lamprophyre dykes in the Parker Lake area, approximately 400 km west of the Churchill Diamond Project. Other companies such as BHP Billiton and De Beers Canada Exploration Inc. have conducted regional till sampling programs in and around the Rankin Inlet area.

During 1996, Comaplex Minerals Corp. discovered seven kimberlite dykes and one ultrapotassic dyke in drill core within the Meliadine gold property. The dykes are up to 1.91 m in width, described as barren and have been age dated as Early Jurassic (192 +/- 13 Ma). Kimberlite float has apparently also been discovered by Cumberland Resources Inc. in two areas in close proximity to the Churchill Diamond Project.

From 1997 through 1999 the GSC conducted surficial mapping and glacial till sampling north of Rankin Inlet. A very close correlation between till pebble lithologies and underlying up-ice bedrock source indicates that the till is sourcing local bedrock and is a reliable means of drift prospecting within the region. Diamond indicator mineral results demonstrate the existence of: (1) kimberlite in outcrop; (2) kimberlite float; and (3) kimberlite indicator minerals, throughout the area.

Mr. Besserer visited the property during both July and September 2001. In July, one regional till sample was collected, based on GSC airborne magnetic data, to test for diamond indicator minerals. During September, 47 regional till samples were collected to test for diamond indicator minerals. All of this sampling was conducted by and/or under the supervision of Mr. Besserer.

Geological Setting

The Churchill Diamond Project is underlain by rocks of the metamorphosed Archean Rankin Inlet group and surrounding Archean metaplutonic rocks of the Churchill Structural Province. The Rankin Inlet group

comprises metamorphosed and deformed sequences of mafic and felsic volcanics, interflow sediments, oxide-facies iron formation, and syn- to post-tectonic gabbro and granite intrusions. The stratigraphy is intruded by undeformed Proterozoic diabase and biotite-lamprophyre dykes and overlain by Proterozoic metasediments of the Hurwitz Group. The Hurwitz Group outcrops sporadically and is particularly voluminous towards the southwest. The Rankin Inlet group rocks have been deformed during multiple events during the Archean and the Proterozoic and have an overall metamorphic grade of greenschist facies.

Several quartzdiorite to granodiorite plutons are well exposed in the south central portion of the property. They are massive to weakly foliated but show well-developed migmatitic margins that contain abundant but discontinuous amphibolite layers, up to 100 m wide. Undeformed granite plutons intrude the layered gneisses and contain abundant inclusions and rafts of layered gneiss, paragneiss and metagabbro. Pegmatite and aplite dykes related to the plutons are widespread throughout the region.

Glaciation associated with the Laurentide ice sheet, flowing in a southeasterly direction, deposited sandy till. Ice flow indicators vary between 131 degrees (NTS 55N/2) to 147 degrees (NTS 55J/14). Two older directions of ice-flow exist within the area and have orientations of approximately 150 degrees and 117 degrees. Geochemical sampling and clast composition analysis of till samples show that much of the till is composed of material sourced from local bedrock which is located to the northwest of the sample sites.

Glacial features within the area comprise streamlined landforms and ribbed or hummocky moraines that are predominantly composed of till. Marine submergence, following deglaciation, resulted in the deposition of a thin, discontinuous sequence of marine sediments on top of the sandy glacial material. Submergence by the postglacial sea filled local topographic depressions with marine sands and silts and produced raised beaches of reworked till at higher elevations (40 to 60 m above sea level). Marine reworking and redistribution of till is considered to be minimal.

Exploration and Mineralization

See "Mineral Projects - Aviat Properties (Nunavut) – Technical Information – Exploration, Drilling and Mineralization – Kimberlite and Diamond Formation" for a discussion of the formation of kimberlite and diamonds.

During summer 2002, a High Resolution fixed-wing Airborne Magnetic ("**HRAM**") survey, totaling 16,307 line kilometres, was flown by Firefly Aviation Inc. ("**Firefly**"), Calgary, AB. Preliminary geophysical targets were picked by Intrepid Geophysics Ltd., Lithoquest Inc. and APEX. In total, 226 priority anomalies were selected as possible kimberlite or related intrusions. In late August and early September 2002, APEX conducted a regional till sample program during which 135 till samples were collected. All the sampling was conducted by and/or under the supervision of Mr. Besserer. Of the 135 regional till samples collected, 30 samples had microprobe confirmed diamond indicator minerals recovered. In total, 120 microprobe confirmed diamond indicator mineral grains were recovered from the 2002 season. During the sampling, two occurrences of kimberlite float were discovered.

During spring 2003, APEX conducted gridding, ground magnetics and horizontal loop electromagnetics ("**HLEM**") over 31 priority geophysical targets. During the summer, APEX conducted gridding and ground magnetics and/or HLEM over 41 land based priority geophysical targets (27 at Churchill and 14 at Churchill West). Of the combined 72 targets, 24 were drill tested by 28 drill holes. Of those 28 drill holes (25 at Churchill, three at Churchill West), 16 intersected kimberlite at Churchill and two intersected kimberlite at Churchill West. 10 of the 18 kimberlites discovered are diamond bearing. Caustic fusion was completed at the SRC.

HRAM surveys totaling 34,194 line kilometres were completed during 2003 by Firefly. The surveys were conducted in two areas (Churchill and Churchill West) and identified 483 priority targets for follow-up exploration. Approximately 880 line kilometres of high resolution helicopter-borne magnetics and electromagnetics were flown by Fugro in two spatially separate areas. This was accomplished using a

DIGHEM[Resolve] multi-coil, multi-frequency electromagnetic system, supplemented by a high sensitivity cesium magnetometer. These surveys identified 10 priority targets for follow-up exploration.

At Churchill, 1,603 till samples were collected and 279 till samples were collected at Churchill West. Of the combined 1,882 till samples collected, 1,103 samples contained microprobe confirmed diamond indicator minerals. In total, 5,932 probe confirmed diamond indicator mineral grains were recovered from the 2003 season. One occurrence of kimberlite float was discovered at Churchill.

During 2004 APEX and Shear conducted gridding, ground magnetics, HLEM, till sampling, prospecting, quaternary studies and drilling. An HRAM survey, totaling 16,616 line kilometres, was completed by Firefly. The survey was conducted over one area (at Churchill) and identified 138 priority targets for follow-up exploration. The survey was flown with 150 metre line spacing. Approximately 34,714 line kilometres of high resolution helicopter-borne magnetics and electromagnetics were flown over two areas (at Churchill) by Fugro. The survey was flown with 75 metre line spacing and identified 1,207 priority targets. APEX conducted gridding and ground magnetics and/or HLEM over 46 priority geophysical targets at Churchill.

During summer 2004, 11 holes were drilled at Churchill, seven of which intersected kimberlite. Each kimberlite was logged in detail and samples were split before submission for micro-diamond analysis by caustic fusion. Representative samples were collected for processing for diamond indicator minerals, petrography and age dating. Four kimberlites were dated by Drs. Rob Creaser and Larry Heaman at the University of Alberta, yielding one Rb-Sr model age of 182.5 Ma and 3 U-Pb ages from 191.3 - 222.9 Ma ± 1.9. The results of the petrography, completed by Mineral Services Canada Ltd. ("**Mineral Services**"), North Vancouver, BC, confirm the rocks to be kimberlitic. One of the seven kimberlites (KD428) is diamond bearing; 163.7kg of rock yielded three microdiamonds (two on the 0.106mm sieve and one on the 0.15mm sieve).

A total of 3,929 till samples were collected at Churchill and 750 till samples were collected at Churchill West in 2004. Till samples were processed at the SRC. Duplicate till samples were processed at Microlithics. These were then sent to the SRC; Overburden Drilling Management, Nepean, ON; KIM Dynamics, Vancouver, BC; Samsul Mineacao Ltd, Patos de Minas, Brazil; HDM Laboratories, Loveland, CO or Global Diamond Exploration Services, Perth, Western Australia, for picking of diamond indicator minerals. Upon completion, all picked grains were sent to R. L. Barnett Geological Consulting ("**Barnett Geological**"), London, ON, for microprobe confirmation. From 1,072 till samples, 8,131 grains from Churchill and 225 grains from Churchill West have been microprobe confirmed as diamond indicator minerals. Through prospecting, one occurrence of kimberlite float was discovered at Churchill.

During 2005, APEX and Shear conducted gridding, ground magnetics, HLEM, till sampling, prospecting, quaternary studies and drilling. In the spring, helicopter-borne AeroTEM magnetic and electromagnetic surveying totaling 183 line kilometres was completed by Aeroquest Ltd., Milton, ON, in seven areas over known kimberlites and areas of interest at a 50m line spacing. APEX conducted gridding, ground magnetics and/or HLEM over 63 priority geophysical targets at Churchill. Zonge Engineering and Research Organization Inc., Denver, CO, conducted 10 NanoTEM surveys over known kimberlites and prospective targets at Churchill. During the summer, APEX conducted gridding and ground magnetics and/or HLEM surveys over 75 land based priority geophysical targets at Churchill. Of the 138 targets, 45 were drill tested with 52 drill holes and 30 remain priority drill targets. Eighteen kimberlites were discovered.

A total of 1,877 till samples were collected in 2005 at Churchill. The till samples were processed at the SRC and Mineral Services; duplicate till samples are being processed at Microlithics. The heavy mineral concentrates are being sorted for diamond indicator minerals by the SRC and Mineral Services. The picked grains were sent, or are in the process of being sent, to Barnett Geological for microprobe confirmation. The 2005 till samples have had a selected 2,603 microprobe confirmed diamond indicator mineral grains analysed from a total 34,552 grains picked by trained mineral observers.

Recently, high counts of G10 pyrope garnets and kimberlite fragments were recovered from a till sample from the Sedna Corridor at Churchill. The 19.9 kg sample (05PST003), collected near the head of a high-interest

kimberlite indicator mineral dispersion train, yielded estimated total grain counts of ~32,500 pyropes, ~11,600 ilmenites and ~7,100 chromites plus additional chrome diopsides and eclogitic garnets, with total grain counts projected from representative sub-samples of the concentrate. The sample concentrates of 05PST003 were sorted by both the SRC and Mineral Services. A total of 116 garnets were sent for microprobe analysis to Barnett Geological. All the grains were confirmed as pyrope garnets with 27% being classified as G10 pyropes. Initial data from the chrome diopside geo-thermometry shows that the sample grains are derived from a cool and potentially favourable mantle geotherm (37 mW/m^2). The oversize fraction of 05PST003 contained abundant altered fragments, which displayed generally coarse grained textures and hosted rounded pyropes with thick kelyphite rims.

Mineral Services has confirmed that these fragments are kimberlite and show similarities to another piece of kimberlite float, sample 05FWR006, which was discovered in the nearby Josephine River Corridor. Garnet from both 05PST003 and 05FWR006 samples yielded high interest G10 chemistry. The samples also contain abundant olivine macrocrysts and phenocrysts in a carbonate dominated groundmass with serpentine, opaques, perovskite, and mica, making them distinctly different from the kimberlites drilled to date on the property.

Results from the SRC report the recovery of diamonds from till sample 05PST003. From the original 19.9 kg till sample 7.0 kg of the unprocessed, screened fractions and 0.97 kg of the unpicked, processed, concentrate were submitted for diamond analysis by caustic fusion. A total of 162 diamonds, including three macrodiamonds, defined as greater than or equal to 0.5mm in two dimensions, were recovered.

Two kimberlite outcrops were discovered through prospecting (KD5845D and FF119). Each kimberlite outcrop was sampled and submitted for micro-diamond analysis by caustic fusion to the SRC. The first kimberlite outcrop (KD5845D) is diamond bearing, with 147.6 kg of material yielding six diamonds on the 0.106mm sieve, two diamonds on the 0.15mm sieve and one diamond on the 0.3mm sieve. The largest stones measured 0.26 x 0.20 x 0.20 mm and 0.7 x 0.5 x 0.10 mm. About 100 kg of kimberlite collected for analysis from the second kimberlite outcrop (FF119) returned no diamonds. Additionally, through prospecting, 35 occurrences of kimberlite float were discovered.

During the period from May to October 2006, Shear conducted exploration throughout the Churchill Diamond Property which included ground geophysics, prospecting, quaternary studies, till sampling, drilling and mini-bulk sampling. Shear completed gridding and ground magnetics and/or (HLEM) over 34 priority geophysical targets at Churchill totalling 782.8 line kilometres.

In total, about 845 till samples were collected. Approximately 157 samples were processed in the field (proprietary methods) and the 0.5mm to 1mm fraction was observed. In total, 163 KIMs (pyr 35, picro 97, CD 20, pyr E 5, chr 3, ol 3) were picked from 105 samples. The grains have been sent to Barnett Geological for microprobe verification and the results are pending. The remainder of the samples and the fine fractions (0.25-0.5mm) from those processed and picked in the field have been sent to the SRC. Results are pending.

During 2006, 36 kimberlite float occurrences (including 14 along the Kahuna, Notch and Jigsaw kimberlites) were discovered and subsequently seven samples totalling 168.35 kg were submitted for caustic fusion at the SRC, where 2051 diamonds were recovered (including 24 macro-diamonds).

The Notch kimberlite outcrop was discovered by prospecting and occurs in an overburden covered grassy area within a prominent outcrop of iron formation. A 100 kg sample was collected for diamond analysis, petrography and age dating. The rock is described as a coarse macrocrystic kimberlite hosting visible pyropes similar to that in the drill hole at MSC-19 located 500m to the south. The kimberlite appears to be dyke-like, trending north-south, with an approximate width of 1.5m that trends for more than 3 km based on geophysical interpretation.

The Jigsaw kimberlite outcrop was discovered from prospecting in the MSC-17 area, located 20 km to the northwest of the Sedna trend and occurs under a thin layer of till along a prominent east-west trending grassy

linear. The body appears to be dyke-like, approximately 1m in width where exposed at surface, and contains visible blue-green phlogopite and pyropes. A ground magnetic survey over this area identified a 1.2km magnetic high linear.

The Kahuna kimberlite (discovered by drilling) is a 3.5m to 4m wide vertical kimberlite dyke that trends for more than 5.5 km based on geophysical interpretation.

The PST003 kimberlite is a 0.8m wide vertical dyke estimated to trend for 500m based on geophysical interpretation.

Trenching at Kahuna, Notch, Jigsaw and PST kimberlites resulted in the collection of 19.8 wet tonnes of material (or 17.26 dry tonnes). The kimberlite was processed using a DMS Plant in Grande Prairie, Alberta and the concentrates were sent to the SRC for caustic fusion for macro-diamond recovery. In total, 585 diamonds greater than 0.85mm were recovered yielding 16.42 carats from a cumulative 17.26 dry tonne sample from four kimberlite dykes on the Churchill Project. The PST kimberlite yielded a sample grade of 2.04 cpt. The Kahuna kimberlite yielded a sample grade of 1.09 cpt. The Notch kimberlite yielded a sample grade of 0.69 cpt. and a smaller sample of 0.5 tonnes at Notch North yielded 0.4 carats or a sample grade of 0.8 cpt. The Jigsaw kimberlite yielded a sample grade of 0.39 cpt. All calculations are based on diamond weights from stones found on the 0.85mm sieve size or larger, and are summarized in the table below.

2006 Kimberlite Outcrop Mini-Bulk Sample Diamond Results, Churchill Diamond Project

Kimberlite	Weight Dry Tonne	Number of stones (+0.85mm)	0.85mm Sieve	1.18mm Sieve	1.7mm Sieve	2.36mm Sieve
PST (1)	3.55	229	126	76	20	6
Kahuna (2)	3.13	175	129	38	6	2
Notch (3)	4.93	133	75	45	13	0
Notch North (4)	0.5	23	15	7	1	0
Jigsaw (5)	5.15	72	47	16	8	1

(1) Largest stone dimensions 5.1x4.4x2.8mm white octahedroid; 5.6x4.6x2.2mm white twinned octahedron; 3.7x2.84x2.6mm white broken octahedron.

(2) Largest stone dimensions: 4.78x3.94x2.66mm white; 4.08x3.58x2.56mm white broken aggregate, 2.4x2.2x2.14mm pink cubic.

(3) Largest stone dimensions: 3.6x3.4x1.92mm white broken aggregate; 3.64x2.4x1.8mm colorless broken, 3.1x2.1x2mm white 2.9x2.3x2.1 colorless octahedron.

(4) Largest stone dimensions: 3.24x1.88x0.9mm white fragment; 2.04x1.48x1.28mm amber octahedroid; 1.7x1.58x1.2mm clear octahedroid.

(5) Largest stone dimensions: 3.08x2.9x2.6mm black octahedroid, 2.2x1.82x1.44mm colorless broken, 3.72x2.32x2.3mm colorless broken aggregate.

In addition to the mini-bulk samples, surface 'check' grab samples of each of the four dykes were collected for caustic fusion. In total, 792.85kg of material was submitted for micro-diamond analyses at the SRC whereby 3477 microdiamonds and 250 macrodiamonds were recovered. Other ongoing work specific to the Churchill property includes whole rock geochemistry and age dating of each kimberlite. Results should be available during late 2007.

At Churchill West a high-resolution magnetic-electromagnetic airborne geophysical survey totalling 3,658 line kilometres was flown in September 2005 by Fugro. The survey was conducted with 100m line spacing. From this survey 140 anomalies were identified. During 2006, Shear conducted prospecting at and near anomalies identified from the 2005 airborne survey and collected 100 till samples. Results are pending.

Drilling

During 2003 and 2004 a total of 39 holes were drilled at both Churchill and Churchill West leading to the discovery of 25 kimberlites, 11 of which were diamondiferous.

In 2005, 38 holes were drilled in the spring and 14 holes were drilled in the summer at Churchill. The drilling was managed by Shear utilizing a 1277 Boyles 17A drill operated by Major Drilling, Winnipeg, MB. Of the combined 52 drill holes, 24 intersected kimberlite resulting in the discovery of 18 new kimberlite pipes at Churchill. Each kimberlite was logged in detail and samples were split before being submitted for micro-diamond analysis by caustic fusion. Representative samples were collected for processing for diamond indicator minerals, petrography and age dating. Petrography samples were sent to Mineral Services where all of the drilled kimberlites were classified as evolved magmatic kimberlites with low diamond carrying capacity. Age date samples were submitted to Drs. Rob Creaser and Larry Heaman at the University of Alberta. Caustic fusion was completed at the SRC with six of the 28 kimberlites proving to be diamond bearing

On July 13, 2006, Shear and Stornoway announced that a bedrock source for diamondiferous till sample PST003 was identified during the first phase of drilling at the Churchill Project. A total of 303 diamonds, including four macro diamonds were recovered from a composite 22.8kg sample of kimberlite (the PST Kimberlite) collected from seven drill holes that tested the PST003 anomaly. At the diamondiferous till location PST003 seven holes were completed (380m) from three different set ups each approximately 50m apart. Nine kimberlite intersections, averaging 0.75m, were drilled. All seven holes were located at the head of a high interest G10 indicator mineral dispersion train measuring 550m wide and 1.2km long within the Sedna Corridor. The kimberlite intersections coincide with a property scale set of 040° trending lineaments which can be traced with geophysical and air photo data sets. The kimberlite trends NE-SW and appears to dip steeply to the east and is open at depth and along strike.

An additional hole (94m) was drilled in the MSC-19 area located 3.5 km northeast of PST003. At this time it is uncertain whether the 1.48m intersection at MSC-19 is an extension of PST003. Caustic fusion of the MSC-19 kimberlite returned 100 diamonds, including one macrodiamond from a 5.65kg sample. The three largest diamonds measured 0.72x0.50x0.50mm (colourless octahedron), 0.64x0.48x0.48mm (colourless) and 0.60x0.30x0.28mm (white octahedron, broken).

On October 18, 2006, Stornoway and Shear reported that drilling in the Josephine River corridor resulted in the discovery of the Kahuna kimberlite dyke with true widths in the order of 3.5-4.0m based on drilling as well as surface exposures. Kahuna represents a 5.5km long linear magnetic high trend that has been drill tested at two separate sites and trenched at two sites along its length. Drill hole KD-26a intersected an 11.4m interval of coarse grained highly macrocrystic pyrope-bearing kimberlite. This hole was drilled at a -70 degree dip across the kimberlite that is interpreted as a 4m wide vertical dyke. In order to test the northern and southern extensions of the Kahuna trend, additional holes were drilled 2.0km to the south (KD-25) and 2.5km to the north (KD-32/32a) of the main Kahuna dyke; both locations intersected macrocrystic kimberlite.

A total of 15 holes (1,125m) were drilled into 11 spatially separate geophysical anomalies within the Josephine River Corridor to test possible sources of pyrope indicator mineral dispersion trains. In addition to the Kahuna kimberlite, four kimberlites were discovered of which three are classified as low diamond potential based on visual characteristics. Seven additional targets were tested but no kimberlite intersected. Two geophysical targets suggestive of kimberlite pipes were drilled. Target KD308 remains unexplained due to access given the fact that the target is located under a lake. This target may be tested during the 2007 spring drill program. KD604 was explained by a slightly magnetic gabbroic intersection.

Sampling and Analysis

During 2006, till sampling was conducted by Shear, under the direct supervision of Jennifer Burgess, P.Geo., a qualified person. The samples were shipped from Rankin Inlet, Nunavut. All the till samples collected during summer 2006 exploration by Shear were marked at each sample site using a marked flag or metal tag, which was put in the ground. Sample sizes were approximately 20 kg and were collected in clear plastic sample bags and then placed in a rice bag. The sample identifiers were written on the outside of each bag (on both sides) and part of the till sample card was placed in the bag with the sample number written on it. The sample bags were closed using zip ties. The samples were sent by barge and were placed within wooden

crates built in Rankin Inlet for security and sample integrity. 5% of the samples were collected in duplicate while in the field.

The 2005 and 2006 till samples were processed by the SRC and Mineral Services. At the SRC, in order to recover heavy mineral concentrates, weighed samples are wet sieved into two fractions: <1 mm to >0.5 mm; <0.5 mm to >0.25 mm, using vibrascreens. The minus 0.25 mm material and >1 mm material is stored. The fractions are put through a permaroll to separate non-magnetic from para-magnetic mineral grains. Heavy liquid separation (tetrabromoethane, specific gravity 2.96 and methylene iodide, specific gravity 3.3) is used to further concentrate heavy minerals. The heavy mineral concentrate undergoes ferromagnetic separation using a hand magnet to obtain magnetic and nonmagnetic fractions. Samples are then passed through a Frantz to obtain the final concentrates for diamond indicator mineral picking.

At Mineral Services, in order to recover heavy mineral concentrates, weighed samples are wet sieved into two fractions: <1 mm to >0.3 mm; <2 mm to >1 mm, the latter of which is stored. The <1 mm material undergoes DMS using a micro-DMS plant with a calibrated cut point of 3.1 g/cm^3. The sample fraction then undergoes dry screening which removes the residual ferrosilicon fines using Ro-tap shaker. The fractions are put through a permaroll to separate non-magnetic from para-magnetic mineral grains. Heavy liquid separation (MI, specific gravity 3.32) is used to further concentrate heavy minerals. The heavy mineral concentrate undergoes ferromagnetic separation using a Carpo Model MOS (10) 111-15 separator (only on samples > 5 g) to obtain magnetic and nonmagnetic fractions. Samples then undergo concentrate screening where the concentrates are hand screened into <1 mm to > 0.5 mm and <0.5 mm to 0.3 mm fractions (only on samples < 5 g) to obtain the final concentrates for diamond indicator mineral picking. Sorting of concentrates and mineral analyses are undertaken at Mineral Services.

Microprobe analyses were performed on all picked grains in order to obtain their chemical composition. Grains picked by the SRC were analysed by Barnett Geological. The electron microprobe is equipped with a wavelength dispersive spectrometer (WDS). The data was collected under a beam accelerating voltage and current of 20 kilovolts and 20 nanoamperes, respectively and a beam diameter between one and three micrometres. The chemical composition of each grain aids in the determination of kimberlite provenance. Analytical standards (one for each mineral type analysed) were used to assess the precision and quality of the microprobe analyses. The results of the analytical standards indicate that the data is of a high quality. The quality of the data is also apparent in that the elemental ratios very closely approximate the stoichiometric formulae of those mineral types and the analyses yield acceptable analytical totals for the anhydrous minerals analysed.

All diamonds from drill core and grab samples were recovered by caustic fusion at the SRC. Rock core samples from drilling were halved after being logged in the field, measured into ~9 kg samples and bagged in the field. Once at the lab, each sample was put into the steel pots with caustic soda, as is (not including the sample bag). All samples are cooked at approximately 570°C until the rock is completely disaggregated. The material is hot poured over a 0.106 mm screen then washed and dried and cleaned with acid. The 'residue' or resistate mineral concentrate is then picked for diamonds. The SRC adds a minimum of 10 synthetic 'tracer' diamonds to each sample to check recovery during caustic fusion. The synthetic diamonds are reported to the client for quality control. Shear commonly spikes samples with synthetic and natural 'tracer' diamonds to confirm the laboratories quality control.

During 2006, four mini-bulk samples were collected at selected kimberlites using a small excavator on tracks and by hand. Samples were collected and placed into 1 tonne sample bags at each of the four sites. A geologist and/or geological technician was onsite to ensure that only kimberlite (not overburden) was sampled. The samples were collected under the direction of Jennifer Burgess, P.Geo., a qualified person.

All 2006 surface grab and core samples from kimberlites and/or kimberlite float were collected by Shear as part of a 'chain of custody' and were processed for diamonds at the SRC. The samples were shipped to the SRC by airfreight in security sealed plastic pails. In 2006, Jennifer Burgess, P.Geo., was in charge of QA/QC for all kimberlite surface grabs and core samples processed for diamonds.

All 2006 trench / mini-bulk samples were collected by Shear as part of a 'chain of custody' and were processed at the Debeers Canada's Grande Prairie, DMS Plant and concentrates underwent caustic fusion and macro-diamond recovery at the SRC. Once at the lab, each sample was dried and put into the steel pots with caustic soda, as is. All samples are cooked at approximately 570°C until the rock is completely disaggregated. The material is then hot poured over a 0.4 mm screen then washed and dried and cleaned with acid. The 'residue' or resistate mineral concentrate is then picked for diamonds. The samples were stored at both Grande Prairie and the SRC in secured facilities monitored by video surveillance. The tapes are kept and available for viewing at either facility. The SRC is accredited to the ISO/IEC 17025 standard by the SCC. In 2006, Jennifer Burgess, P.Geo., was in charge of QA/QC for the Churchill Diamond Project.

Security of Samples

Kimberlite grab samples and till samples collected during 2005 and 2006 were sent by both sealift and air. Samples sent by air were sent 'as is' and the condition of each sample was reported by the respective laboratory when received. Samples sent by sealift were palletized and wrapped and no evidence of tampering was reported. All 2006 surface grab and core samples from kimberlites and/or kimberlite float were collected by Shear as part of a 'chain of custody' and were shipped to the SRC by airfreight in security sealed plastic pails. In 2006, Jennifer Burgess, P.Geo., was in charge of QA/QC for all kimberlite surface grabs and core samples processed for diamonds.

Kimberlite mini-bulk samples collected during 2006 were sent by sea-lift and truck. The samples were palletized and crated with security seals on each one tonne sample bag. De Beers uses synthetic density 'tracer' beads to check the efficiency of the DMS Plant. The tracer tests are reported to the client for quality control and were within normal operating parameters. Mr. Besserer inserted independent synthetic diamond spikes into kilns during caustic fusion macrodiamond recovery of mini-bulk sample DMS concentrates at the SRC. In total, 4.5% of the spikes were not recovered by the SRC.

All 2004 core samples from kimberlites were collected by APEX as part of a 'chain of custody' and were processed for diamonds at the SRC. The samples were shipped to the SRC by airfreight in security sealed plastic pails. Mr. Besserer visited the laboratory prior to the samples being opened to ensure proper 'chain of custody' had not been breached.

During 2005, till samples collected by APEX and Shear were collected in duplicate at 5% of the sample sites at varying locations. These duplicate till samples were shipped to Microlithics to further verify results from samples sent to the SRC. In 2005, Jennifer Burgess, P.Geo., was in charge of QA/QC for all samples processed for diamonds.

Exploration and Development

The sampling, drilling and geophysics conducted to date, along with the favourable geology and proximity to recent discoveries indicates that the Churchill Diamond Property has sufficient merit to justify further exploration. Significant diamond counts at the Kahuna, Notch, Jigsaw and PST kimberlites warrant further work. It is therefore recommended that a staged exploration program consisting of, but not limited to: STAGE 1: (a) Re-open Shear's tent camp near Josephine Lake. Conduct a spring mini-bulk sample(s) at the Kahuna, Notch, Jigsaw and PST Kimberlites. Up to 200 tonnes of material should be collected by surface excavation. The estimated cost to complete the mini-bulk sample is about $2,500,000; and (b) conduct diamond drilling to test new targets and existing targets/ diamond bearing dykes width and depth potential. Approximately 1000 meters of drilling should be completed during spring 2007. The approximate cost to complete the spring drilling is about $500,000. STAGE 2: A summer field program to follow-up on the high interest kimberlitic mineral dispersion trains where kimberlites have not yet been discovered in both the Sedna and Josephine River Corridors by prospecting, surface till sampling and detailed ground geophysical surveys, followed by a late summer drill program. Possible drill targets will be finalized once groundwork has been completed. The specific details of the Stage 2 exploration will be determined once all results have been received from the 2005 and 2006 exploration and therefore the cost to complete the Stage 2 exploration cannot be determined at this time.

The approximate budget to complete the Stage 1 exploration is approximately $3,000,000 excluding a provision for GST.

Exploration Program Update and Status

The following information regarding exploration programs and results occurring after the date of the Churchill Technical Report was prepared by or under the supervision of Robin Hopkins, P.Geol (NT/NU), a qualified person for the purposes of NI 43-101. Robin Hopkins is the Vice-President, Exploration of the Company. See "Experts – Names of Experts" and "Experts – Interest of Experts".

In April, 2007, subsequent to completion of the Churchill Technical Report, the Company commenced the $8,500,000 approved exploration program for the 2007 Churchill Diamond Project. This program will focus on assessment of three significantly diamondiferous kimberlite dykes discovered in 2006 through the collection of larger tonnage surface samples. Core drilling, commencing at Kahuna, will be undertaken to help delineate the known kimberlites and provide an initial assessment of size and tonnage. Other work at Churchill in 2007 will include snowmobile ground geophysics to collect detailed magnetic data within corridors of high interest G10 chemistry, exploration drilling to find the source of 17 pyrope dispersion trains, till sampling and prospecting throughout the summer season, structural study and interpretation, and ongoing environmental baseline data collection. Mobilization of a 40-person temporary field camp located at Josephine Lake is complete and the 2007 exploration program at Churchill is now underway.

By early May, 2007 the Company had completed the collection of approximately 400 tonnes of kimberlite from three surface pits situated along a strike length of 215 metres at the Kahuna kimberlite dyke. Locations were selected based on overburden depths of less than three metres. The Kahuna kimberlite appears to be structurally controlled and displays local variability in width from one to four metres. Additional delineation drilling will be required to determine its overall size and tonnage potential. Part of the 400 tonne sample will be transported immediately to an independent processing facility with the remainder of the sample shipping to follow later by barge. Sample collection at the Notch kimberlite is dependent upon weather conditions and will continue into the summer months.

The Company has also discovered a new kimberlite, KD308, by drilling. Two holes drilled into the target intersected kimberlite that is interpreted to represent a possible kimberlite blow with a true width of about 23 metres situated along a prominent northeast trending structure that parallels the Kahuna trend, some 2.5 kilometres to the east. The kimberlite was described as moderately macrocrystic kimberlite with 20-25% olivine macrocrysts and other indicator minerals including ilmenite, blue green phlogopite, orange garnets, chrome diopside and chromite. Several eclogitic nodules were observed. Intervals contained country rock xenoliths and possible mantle nodule breccias. Representative samples have been sent for petrographic analysis by Mineral Services. A total of 160kg of split core from both holes has also been shipped to the SRC for microdiamond recovery. Results are pending.

On July 17, 2007, the Company completed the acquisition of 50% of BHP Billiton's interest in the joint venture. Processing of the 400 tonnes of Kahuna's kimberlite has commenced with results expected to be received in the third quarter.

Non Material Properties

In addition to the material properties described above, the Company holds interests in two other advanced exploration stage properties, being the Quilalugaq Property in Nunavut, and the Timiskaming Property in Ontario. Stornoway is also the operator or participant in a number of other minor or early stage projects, primarily situated in Nunavut, but including landholdings in the Northwest Territories, Alberta, Saskatchewan, Manitoba and Ontario, Canada, as well as Botswana, Africa, as briefly described below.

Qilalugaq (Area 8) Property, Repulse Bay, Nunavut

On July 12, 2006, Stornoway announced that the Company had entered into an option agreement with BHP Billiton to further explore the 1.04 million acre Qilalugaq Diamond Property, situated near the community of Repulse Bay, on the Melville Peninsula in Nunavut. Terms of the option agreement allow Stornoway to earn up to a 50% interest in the Qilalugaq Diamond Property by spending a total of $9,000,000 before December 31, 2011. Thereafter, a joint venture will be formed whereby the partners agree to jointly fund the next $6,000,000 in property expenditures over two years. After $6 million in expenditures have been incurred, BHP Billiton shall have a one time election to earn a further 15% interest in the project (bringing its total interest to 65%) by incurring the next $15,000,000 in expenditures within three years of the formation of the joint venture.

The Qilalugaq Property was acquired by BHP Billiton in 2001 and has undergone several phases of exploration using airborne geophysics (magnetics, electromagnetics and gravity surveying) together with property wide till sampling, drilling and limited minibulk sampling. 11 kimberlites have been discovered to date as a result of this work, 10 of which have been analysed and have proven diamondiferous.

The largest kimberlite identified by BHP Billiton is a body comprised of the Qilalugaq 1, 2, 3, and 4 pipes which coalesce to form a body with an approximate surface area of 14 ha. This body represents the largest kimberlite discovered in the eastern Arctic to date. Other drill confirmed bodies range in size from 0.8 to 11.0 ha based on interpretation of geophysical data. A mini-bulk sample of 229.7 dry tonnes of kimberlite extracted from the Qilalugaq 1-4 complex, returned a total of 61.37 carats of diamonds (greater than 1.1 mm) indicating a calculated sample grade of 0.27 c/t. The Qilalugaq 1 body, approximately 5 ha in size, was not tested with RC drilling and is therefore under represented in the mini-bulk sample and may be the subject of future assessment.

The Qilalugaq bodies share geological similarities with the Aviat bodies and appear to be the same age. Stornoway believes that a continued investigation of the known, large tonnage bodies at Qilalugaq is warranted, along with systematic evaluation of the prospective, unexplained kimberlite indicator anomalies with diamond stability chemistry. The strong working relationship established between BHP Billiton and Stornoway on the Aviat project will allow for the quick integration of the existing exploration datasets. Synergies between the Qilalugaq and Aviat projects offer a great opportunity to consolidate the Company's exploration efforts on the Melville Peninsula to the benefit of both projects.

The Company undertook a three week reconnaissance exploration program at Qilalugaq, primarily prospecting and till sampling, commencing in late July 2006, and in August Stornoway announced that two new exposures of weathered, in situ, hypabyssal kimberlite were found along two separate parallel linear structures. These two new kimberlite occurrences, Naujaat 1 and Naujaat 2, have been traced at surface over strike lengths of approximately 3000m and 600m, respectively.

The average width of the first structure, where bounded by outcrop, is estimated at 4.5m. The true width/nature/continuity of the Naujaat 1 kimberlite, is unknown, although it is believed to be dyke-like in character and to extend over a strike length of 3000m. Naujaat 1 is situated within 800m of a known kimberlite pipe, and was discovered while prospecting in the vicinity of an anomalous, unsourced, indicator mineral train. Naujaat 1 was sampled at three locations along strike, N1 East, N1 Central (approximately 600m north-northwest of N1 East) and N1 West (approximately 1700m north-northwest of N1 Central). Caustic fusion has confirmed that the bodies are diamondiferous, although a possible variation in diamond content along strike is suggested by the results summarized below.

Sample	Weight (kg)	+0.106 mm	+0.150 mm	+0.212 mm	+0.300 mm	+0.425 mm	+0.600 mm	+0.850 mm	+1.180 mm	Total
Naujaat 1- East	98.11	23	8	8	3	2	1	0	0	45
Naujaat 1- Central	74.81	19	12	13	5	2	1	0	0	52
Naujaat 1- West	9.5	0	0	0	0	0	0	0	0	0
Naujaat 2	11.61	6	1	2	0	0	0	0	0	9

Due to time constraints and logistical considerations experienced in the field during 2006, only a single mini-bulk sample of 1.0 dry tonnes could be collected from the N1 West site. N1 Central and N1 East were not mini-bulk sampled in 2006, but will be revisited during 2007. DMS processing of the N1 West sample recovered only a single diamond on the 0.85mm square mesh screen, as shown below.

BODY	Dry Weight (kg)	No. Stones >0.850 mm	Carat wt. >0.850 mm	>0.850mm Grade ct/t	+0.850 mm	+1.18 mm	+1.70 mm	+2.36 mm	+3.35
Naujaat 1	1010.5	1	0.0045	0.0045	1	0	0	0	0

Prospecting also discovered a second new kimberlite occurrence (Naujaat 2) along a parallel structure some 500m south of the first discovery. Discontinuous exposures of kimberlite float/subcrop were found over a 600m strike length within a 2.3m wide host structure. Kimberlite from Naujaat 2 has also been collected for caustic fusion and results will be reported when available. Numerous other unsourced mineral trains remain on the property and will be investigated during 2007.

Elsewhere on the Qilalugaq Property, Stornoway has extracted in excess of 4,200kg (wet) of material from the previously drilled Q1 (aka A28) kimberlite from two surface test pits; collected 240kg of kimberlite for caustic fusion and indicator mineral analyses; completed ground geophysics on seven targets, including some of the known kimberlites that had not previously been evaluated by ground geophysical techniques; collected 469 till samples, including detailed samples designed to follow-up five known anomalous areas with promising mineral chemistry; and identified kimberlite float boulders in proximity to known kimberlites.

Stornoway recovered 1.38 carats of diamonds greater than 0.85mm square mesh screen from the 4.2 dry tonnes of material collected from two surface pits excavated on the A28 kimberlite body by the Company in 2006. The largest stone weighed 0.587 carats, was retained on a 3.35mm square mesh screen and has been described as an intact macle aggregate. The resultant sample grade of 0.328cpt is higher than that obtained by BHP Billiton who previously collected a 9.6t sample from the same body by drilling and derived a grade of 0.26cpt (greater than 0.85mm square mesh). The reason for the apparent difference in grade is not known at the present time.

BOD	Dry Weight (kg)	No. Stones >	Carat wt. >0.850mm	>0.850 mm Grade ct/t	+0.85 mm	+1.1 mm	+1.7 mm	+2.3 mm	+3.3 mm
A28 Surface	4191.95	31	1.38	0.328	15	14	1	0	1

The A28 and Naujaat 1 mini-bulk samples were processed through a DMS plant owned by Stornoway and operated by Microlithics. Caustic fusion analysis was also undertaken at Microlithics.

The 2007 exploration program on this one million acre property has commenced with a spring ground geophysical survey program, and will continue with summer prospecting and sampling activities.

Timiskaming Diamond Project, Ontario

The Timiskaming Diamond Project is located in northeastern Ontario/northwestern Québec. The Company currently maintains a 100% interest in over 280,000 acres of exploration licenses and has to date discovered nine kimberlite bodies in the region. The 95-2 pipe on the property yielded a population of highly commercial diamonds at marginally sub-economic grades in a mini-bulk sample program conducted between 2003 and 2004.

Stornoway, through Contact, holds a 100% interest in the Timiskaming Diamond Project, situated on both sides of the Ontario-Québec border. Contact has discovered eight kimberlite pipes in Timiskaming, including MR8 in September 2005, and KL01 and KL22 in May 2004. The most recent discovery was the Baby kimberlite found on the Québec side of the border in late 2006. Six of these pipes have been diamondiferous, including the 95-2 pipe which, in a mini-bulk sampling program conducted between 2003 and 2004, was shown to possess a commercial population of high-quality diamonds at marginally sub-economic grades. In contrast to diamond projects which are in remote, undeveloped portions of Canada, the Timiskaming Diamond Project is located in an established historical mining area that offers existing mine-related infrastructure and support.

The Timiskaming Diamond Project includes claims in both the province of Ontario and the province of Québec as the project straddles the boundary of the two provinces. As of June 18, 2007, the Ontario portion of the project, in proximity to the towns of Timiskaming Shores and Elk Lake, consisted of 544 unpatented mining claims and two patented mining claims covering a combined area of 96,013 hectares in portions of 27 townships. On the Québec side, near the towns of Notre-Dame-du-Nord and Ville Marie, the project consists of 111 unpatented claims covering an area of 2,804 hectares.

The Company commenced exploration on landholdings in the Timiskaming area in mid-May, 2007, and will include a detailed airborne survey over the head of unsourced mineral distribution trains on the Elk Lake Property, till sampling to resolve mineral trains on several other properties and ground geophysics to better define the Baby kimberlite (Guiges Property, Québec). Recent caustic fusion kimberlite from the late 2006 Baby discovery drill hole did not return any diamonds, although concurrent mineral chemistry studies suggest that a second undiscovered phase of kimberlite may be present at the Baby kimberlite. Drilling of the Baby kimberlite to confirm this hypothesis may be undertaken later this season. Other targets on the Timiskaming properties may also be drill tested, pending results of the summer 2007 work and availability of equipment.

Nunavut Properties

Coronation Gulf (North Slave)

In the Coronation Gulf (North Slave) area of Nunavut, Stornoway directly holds, or has the right to earn, interests varying from 30 to 100% in a series of 10 different properties that total approximately 245,340 acres. The Company is the operator on eight of these properties (Aqua, Bear, Diva, Jewel, Jubilee, KUG, Sceptre and Tiara). Two properties are operated by other companies: Kikerk (Ashton) and Peregrine (Diamondex). Stornoway has been active in the Coronation Gulf area since 2002, although the original landholdings have been significantly reduced since that time. Extensive till sampling, airborne and ground geophysical surveying and diamond drilling failed to identify any insitu kimberlite bodies on properties operated by Stornoway. Ashton has identified several narrow dyke-like weakly diamondiferous kimberlites on the Kikerk Property, with the most recent drilling completed in 2005. Select mineral claims from the Kikerk Property have been converted to Canada Mining Leases, but no further work is planned at this time. Numerous boulders of kimberlite float and discrete indicator mineral distribution trains were identified. The Company is still investigating several of these as potential exploration targets and may undertake more work in 2007.

Since 1999, Ashton has primarily focused on its land position south of the Coronation Gulf in the west Kitikmeot region of Nunavut. This area has yielded several encouraging discoveries, including eight kimberlites discovered by Ashton, of which five are diamondiferous. These discoveries helped to instigate a major staking rush in the Coronation region during 2001 and 2002. Ashton currently holds approximately 107,155 hectares in 103 mineral claims. On February 5, 2004, Ashton and Pure Gold Minerals Inc. ("**Pure Gold**") entered into an agreement to consent to the dismissal of a lawsuit between them and to terminate the joint venture they had established in 1993. As a result, Ashton now owns a 100 % interest in the former Slave joint venture properties that comprise five of the Company's six Nunavut properties and one of its Northwest Territories properties. Pure Gold obtained a 1.5% diamond royalty in the former Slave joint venture properties.

In mid 2006, Ashton optioned the Kim, Ric, Vic, Eokuk and James River properties to Vaaldiam Resources Limited ("**Vaaldiam**"). As part of their earn-in, Vaaldiam collected some 88.25 dry tonnes of material from surface exposures of the Artemisia kimberlite, and another 1.2 dry tonnes from the Pegasus kimberlite. For Artemisia, Vaaldiam has reported the recovery of 13.038 carats of diamonds by DMS processing (using a 0.85mm square mesh screen cut-off), resulting in a grade of 14.77 cpht. The largest stone, described as an off white, transparent octahedron, measured 1.011 carats. No stones were recovered on a 0.85mm square mesh screen for the Perseus kimberlite. Although the mini-bulk sampling results for Artemisia confirmed the presence of commercial sized diamonds, Vaaldiam has informed Stornoway of their intention to terminate Vaaldiam's participation in the Coronation Gulf properties.

BODY	Dry Sample wt (tonnes)	No. Stones > 0.850mm	Carat wt. >0.850mm	>0.850mm Grade ct/t	+0.850 mm	+1.18 mm	+1.70 mm	+2.36 mm	+3.35 mm
Artemisia	88.26	562	13.038	0.14773	383	150	25	3	1

Wales Island

The Wales Island Property is being jointly explored by the Company, Strongbow and BHP Billiton pursuant to a joint venture agreement dated August 10, 2004, with each company having an initial one-third interest in the property. Stornoway is the operator. Landholdings originally covered essentially all of Wales Island, a discrete landform situated in Committee Bay, just west of the Melville Peninsula, Nunavut, some 250 km southwest of the Aviat property and 100 km north of BHP Billiton's Qilalugaq property. The Wales Island property has been proven to host at least 10 kimberlite bodies. Four of the kimberlites are diamondiferous but with low diamond content. During 2006, select mineral claims were staked within expiring prospecting permits to hold ground of interest. No further work is anticipated in the short term. As of June 8, 2007, the property was approximately 199,595 acres in size.

IC/TIM Project

Situated east of Committee Bay in the Kugaaruk area, the IC/LO and TIM diamond projects are operated by Trigon Exploration Canada Inc. ("**Trigon**"). The Company is earning an interest through Contact. Trigon has a 51% interest in the diamond rights to the TIM property, which lies within the area of interest defined by the Trigon-Contact IC/LO joint venture agreement, giving Contact the right to earn its commensurate share of Trigon's interest (27.1%). Contact currently holds a 53.33% interest in the IC/LO project and has the right to earn up to 60% by funding a further $3,000,000 of exploration expenditures. Airborne geophysical surveys, till sampling and prospecting have been undertaken on the properties but no kimberlites have been discovered to date. Stornoway is currently sole funding the 2007 exploration program which consists of the processing of till samples collected in 2006.

Alexis Properties

On February 2, 2004, the Company was granted 5.5 million acres of prospecting permits on the south central portion of the Melville Peninsula, south of the Aviat Properties and north of BHP Billiton's Qilalugaq (or

Area 8) property. In addition, 378,336 acres of claims were staked surrounding and adjacent to BHP Billiton's Qilalugaq property. Mineral rights to this property were divided into two properties referred to as the "Alexis North Property" and the "Alexis South Property". Under the terms of the agreement of May 28, 2003 among the Company, Stornoway Ventures, Hunter and BHP Billiton, the Company and BHP Billiton have agreed to hold these properties under joint venture terms similar to the joint venture agreements governing the Aviat One Property. The Company is the operator of the Alexis North Property and BHP Billiton is the operator of the Alexis South Property. Under the terms of the joint venture agreements, each of the Company and BHP Billiton will hold a 50% interest in the joint venture and all costs of exploration will be shared equally. The Alexis North Property and Alexis South Property are not subject to any royalties other than statutory royalties. As of June 8, 2007, the property covered about 280,978 acres and as of June 21, 2007, the property had been significantly reduced.

Fury, Sarcpa and Gem Properties

Pursuant to an agreement dated December 31, 2002, Strongbow and NDR (both companies with a director in common with the Company) were able to earn a 60% collective interest in the Fury, Sarcpa and Gem properties from the Company, Stornoway Ventures and Hunter (if not exercised, the ground would become part of the Aviat Two Property and be held in the same percentages, and under the joint venture terms applicable to, such property). Hunter subsequently sold its working interest in this property to BHP Billiton. Strongbow and NDR could each earn their 30% interest in the properties by reimbursing the permit acquisition costs (completed), each issuing securities to Hunter (issued), and by maintaining the property in good standing until the parties had incurred $1,000,000 in exploration expenditures. The Fury, Sarcpa and Gem properties are subject to a 2% NSR and a 2% GOR held by Hunter. Strongbow and NDR could purchase 50% of each royalty for $3,000,000. Strongbow and NDR jointly notified the Company on June 28, 2006, that Strongbow and NDR would relinquish their collective option to earn an interest in these properties.

MIP Project

In May of 2005 Stornoway entered into a joint venture agreement with Contact to pursue a generative diamond exploration project within Canada. Following an initial desktop study, the companies conducted a field program between June and August 22, 2005 that led to the staking of approximately 75,000 acres in the south central region of Baffin Island. The claims contained 14 discrete geophysical anomalies that vary in size from 125m to 800m in diameter. All of the anomalies are found in a single cluster and in an area considered to be structurally permissive to intrusion by kimberlites. A drill program undertaken by the Company at MIP during the summer of 2006 failed to intersect kimberlite, although the geophysical targets were explained. No further work is anticipated for the MIP property.

Arviat/Hyde Project

In February of 2005 Stornoway acquired eight three year prospecting permits (100% Stornoway) totaling approximately 378,000 acres and situated in southern Nunavut on the west side of Hudson's Bay just west of the community of Arviat. Airborne geophysical surveys were completed in 2005 and the Company intends to undertake detailed till sampling and ground checking of geophysical anomalies on the remaining four permits (186,968 acres) when logistical considerations allow.

Baumann Project

The Baumann Project, Ellsemere Island, Nunavut, is comprised of 81 prospecting permits totalling more than 2.5 million acres. The property was acquired based on the recovery of kimberlite indicator minerals from regional heavy mineral samples including one high chrome G10 pyrope garnet. Under the terms of the option agreement, the Company could earn a 41% interest in the Baumann Project by spending $1,000,000 before December 31, 2008 and incurring 100% of the cost of acquiring ground. Upon exercise of the option the Baumann Project would be held 41% by the Company, 39% by Indicator Minerals Inc., and 20% by Hunter, with the Company acting as operator. The Company collected 129 heavy mineral samples from the project area in 2005 and returned the property to Indicator Minerals Inc. in late 2006.

Baker Lake (Aumaluuktuuk) Project

During 2004 the Company acquired by staking a 100% interest in 60 mineral claims (about 139,000 acres) just south of Baker Lake, NU, based on the results of generative work undertaken in 2003 and 2004. These claims have been till sampled and covered by airborne geophysical surveys. Prospecting of airborne geophysical anomalies undertaken in 2005 failed to identify any kimberlites, results of the detailed till sampling received in 2006 were disappointing and no further diamond exploration activities are planned for these mineral claims.

Pelly Bay Project

Stornoway and Diamondex have entered into a 50/50 joint venture agreement concerning two prospecting permits (about 73,000 acres) situated west of Pelly Bay, NU, and 12 mineral claims (about 31,000 acres) on the Melville Peninsula east of Wales Island. On behalf of the joint venture Stornoway undertook till sampling programs on the prospecting permits in 2004, but results were disappointing and no further work is anticipated.

Brodeur Peninsula

In August of 2004 the Company optioned from Twin a 980,000 acre claim block of Twin's Jackson Inlet Diamond Project. Prior to electing whether to earn-in, Twin was to complete a minimum $900,000 exploration program, funded in part by a $450,000 private placement by the Company, and provide the Company with a technical report setting out the results of such program. Twin completed an exploration program and provided the Company with the data from the program, but the parties terminated the option once Twin reimbursed the Company certain amounts it advanced on Twin's behalf for the program.

<u>Northwest Territories Properties</u>

Mackenzie (OWIHK) Project

A 50/50 joint venture between Stornoway and Diamondex governs exploration on four prospecting permits (265,622 acres) and nine mineral claim (about 22,210 acres) situated in the northern Mackenzie Delta near the towns of Inuvik and Aklavik. Collectively the Company and Diamondex have completed airborne geophysical surveys, heavy mineral sampling and ground geophysical surveys over select targets. To protect specific areas of interest, staking activities were been undertaken on one of the prospecting permits that was scheduled to lapse in early 2007. No targets were drill tested during 2006 but the joint venture plans to drill test targets in 2007.

Blackstone, Eetsee and Shegonla Projects

In February of 2006 Stornoway was granted 26 three year prospecting permits in the southern Northwest Territories totaling just over one million acres and representing three different properties. All three 100% owned properties lie within the De Cho land claims settlement area, although they are situated within areas that were identified as being favourable for mining activities at the time of the prospecting permit application. The 17 contiguous permits of the Blackstone Property lie east of the Liard River and south of the Mackenzie River. Fort Simpson is the largest nearby community and is about 50km north of the property. The Eetsee Property comprises six contiguous prospecting permits on the west side of the Mackenzie River, some 220km north-northwest of Fort Simpson. The three separate, non-contiguous permits of the Shegonla Property lie 150km east of the Mackenzie River and 120 to 200km north of Fort Simpson. During 2006 the Company undertook airborne geophysical surveys over each of the properties, and plans to continue to evaluate the properties for potential kimberlite targets.

Slave Properties

The Company's wholly owned subsidiary Ashton has been exploring for diamonds in the Slave craton region of the Northwest Territories and Nunavut since 1993. During this time, Ashton operated diamond exploration programs on 78 properties and evaluated more than 2.2 million hectares of claims in joint venture with 40 different partners. Ashton also conducted regional reconnaissance programs encompassing 425,000 square kilometres in both territories over a variety of geological terrains. As at May 15, 2007, the Company held interests in properties in the Northwest Territories that collectively represent approximately 5,583.73 hectares in four mineral claims and six mining leases. Ashton's programs of indicator mineral sampling, geophysical surveys and drilling have resulted in the discovery of a total of six kimberlites on the Cross and Roundrock properties in the Northwest Territories. All of these kimberlites are diamondiferous. On February 5, 2004, Ashton and Pure Gold entered into an agreement to consent to the dismissal of a lawsuit between them and to terminate the joint venture they had established in 1993. As a result, Ashton now owns a 100% interest in the former Slave joint venture properties that comprise one of its Northwest Territories properties. Pure Gold obtained a 1.5% diamond royalty in the former Slave joint venture properties.

RAM/SHU Projects

The RAM and SHU diamond projects are situated immediately north of the East Arm of Great Slave Lake, and are operated by Trigon. As of April 30, 2007, the Company has earned a 53.21% interest in the RAM (and SHU) properties through Contact. Airborne geophysical surveys, till sampling and prospecting have been undertaken on the properties but no kimberlites have been discovered to date. Stornoway is currently sole funding the 2007 exploration program which consists of the processing of select till samples collected in 2006.

<u>Alberta Properties</u>

Bistcho, Steen, Zama and Heinz Projects

Stornoway's landholdings in northern Alberta represent about 944,000 acres in four separate blocks. All are held 100% by Stornoway and were acquired in 2006 as Metallic and Industrial Minerals Permits. The Bistcho (10 permits; ~228,000 acres), Steen (12 permits; ~267,000 acres) and Zama (14 permits; ~312,000 acres) properties are situated near the border between Alberta and the Northwest Territories. The Heinz Property (6 permits; ~ 137,000 acres) lies at the north end of Buffalo Head Hills, a prominent topographic feature that hosts a series of kimberlite bodies discovered by Ashton. No kimberlites are currently known to exist on any of the properties, and Stornoway is in the process of assessing the landholdings through ground checking and geophysical surveys of airborne targets. Promising targets derived from this work may be prioritized for drilling, depending on weather and logistical considerations.

Calling Lake Property

In late July 2006, Stornoway entered into an option agreement with Grizzly Diamonds Ltd. ("**Grizzly**") on the 820,600 acre 'Call of the Wild' property, situated northwest of Calling Lake over the Pelican Mountains in north-central Alberta. Stornoway has the right to earn an initial 51% interest in the 42 permit property by flying the entire property with an airborne fixed wing magnetic survey (completed) and collecting 25 diamond indicator samples within one year (completed). Stornoway can earn an additional 9% by incurring $5,000,000 in exploration expenditures within five years. Finally, Stornoway can earn an additional 10% (totaling 70%) by providing Grizzly with a bankable feasibility study. The Call of the Wild Property was acquired in order to explore the Pelican Mountain upland area, a possible source of diamond indicator minerals from the Calling Lake area, which has historically yielded some of the best known diamond indicator chemistry in Alberta. In 1998, one macro diamond was also recovered from basal till collected alongside the Calling River. Beach sands along the southwest and south shore of Calling Lake have yielded greater than 500 diamond indicator minerals at four separate sites, including the largest concentration of G10 pyropes observed in Alberta to date. Some 47 priority geophysical anomalies identified from the airborne survey were ground checked and 19 remain for further evaluations by sampling and/or ground geophysics.

Saskatchewan Properties

Pikoo Project

Stornoway holds a 100% interest in two permits comprising the 242,720 acre Pikoo property, acquired in early 2007 and situated in central Saskatchewan. An airborne geophysical survey designed to identify the source of promising indicator mineral results obtained during Stornoway's 2006 reconnaissance till sampling programs has been completed over the property. Anomalies derived from the airborne survey, as well as unsourced indicator mineral anomalies, will be investigated later in the 2007 season.

Manitoba Properties

Hudson Project

Stornoway's 100% owned Hudson Project currently consists of eight mineral exploration licences ("**MEL's**") totalling some 145,742 acres and situated in Manitoba along the west side of Hudson's Bay, south of Churchill, MB, and north of Gillam, MB. The properties are spread out along the railroad that links those two communities and were acquired in late 2004 and early 2005. Airborne geophysics were completed over the 12 original MEL's, and variable amounts of prospecting, anomaly checking and ground geophysical surveying have also been completed. Given the geological setting (flat lying Paleozoic limestone draped over Precambrian bedrock) and the complex glacial history, till sampling was not a suitable exploration technique. In the spring of 2006, Stornoway undertook a drill program that tested 10 targets with 10 diamond drill holes for a total of 1,289m. No kimberlite was intersected although many of the geophysical targets were successfully explained. No additional work is being considered for these properties and certain of the MEL's have been allowed to lapse.

Ontario Properties

In addition to the Timiskaming Project, Stornoway holds various interests in a series of other minor Ontario properties through Contact either directly or through option agreements with other parties. On one of these properties, the AGE Option, DMS processing of a total of 1.95 dry tonnes of material collected from two diamondiferous lamprophyre dykes near Cobalt, Ontario, did not return significant numbers of diamonds. Both caustic fusion and DMS processing were undertaken by Microlithics.

Botswana Properties

Stornoway and Motapa Diamonds Inc. ("**Motapa**") have an agreement that provides Stornoway with an option to earn a 50% interest in a portion of Motapa's Botswana diamond licenses through exploration work commitments and share issuances by September 2008. Botswana is the world's leading diamond producer by value and its mines, Jwaneng, Lethlakhane and Orapa are amongst the most profitable. The country is democratically ruled, boasting a growing economy and a stable political environment. The Company must fulfill the following obligations: issue to Motapa an initial tranche of common shares in the Company equal to US$500,000 upon regulatory approval of the agreement (completed); complete an airborne gravity survey over the Sua Pan costing at least US$500,000 on or before December 31, 2005 (completed); issue to Motapa a second tranche of common shares in Stornoway equal to US$500,000 on or before the later of April 27, 2006 and 30 days after receipt of the results of the airborne survey (completed); and, solely funding the first US$2,000,000 in joint venture expenditure requirements on any project (including the costs of flying the airborne gravity survey over the Sua Pan) before June 30, 2008. Upon completion by Stornoway of its vesting requirements, Motapa and Stornoway will share in ongoing funding requirements in proportion to their respective participating interests. Stornoway is operator of the projects.

The first phase of drilling testing unexplained geophysical anomalies on the Lebung, Matsitama and Mokubilo properties had been completed in early 2006. Phase II of the Botswana drill program is focused on the highly prospective 573,000 acre Sua Pan property, situated along the Cretaceous kimberlite trend, some 50 km north-northeast of the Orapa diamond mine, and is expected commence in mid-August 2007. The Sua

Pan is a large dry lake bed not conducive to conventional heavy mineral prospecting techniques. Kimberlite indicator minerals are common in samples collected on the periphery of the pan, and diamonds have been recovered from five sample locations, suggesting the possibility of local diamondiferous kimberlite sources. Final results of a 11,151 line kilometre proprietary Falcon™ airborne gravity gradiometer/magnetometer system were assessed and 28 targets selected for ground geophysical surveys. A total of 26 ground grids were completed during 2006. One target could not be surveyed due to high water conditions and one target proved to be explained by non-kimberlitic outcrop. Comparative geophysical modelling has identified targets for drill testing. Due to unseasonably wet weather conditions experienced in 2006, Stornoway was unable to undertake drilling activities on this property. Stornoway plans to drill test 10-12 targets in late August or early September, 2007, depending on availability of suitable drilling rigs.

Other Projects (Various Interests)

Stornoway and its wholly owned subsidiaries also hold varying interests in a number of other minor diamond properties and prospects, as well as significant regional geological, geochemical and geophysical databases. It is Stornoway's intention to review these properties and databases, as well as other properties or information that may become available, in order to ensure that the combined company continues to maintain a portfolio of promising diamond projects that fill the 'pipeline' from grassroots to development stage. Exploration activities, including drilling, will be undertaken where warranted and where permitted by logistical and budgetary considerations. Results will be reported as appropriate.

Stornoway also undertook generative exploration programs throughout Canada during 2006, and is continuing these activities in 2007. This work investigated geologically prospective terrains, unsourced indicator mineral anomalies derived from public, quasi-public and proprietary databases and unexplained geophysical targets from both ground and airborne surveys. Till and heavy mineral sampling, airborne and ground geophysical surveys and prospecting programs were completed in 2006. Rock samples were collected for both caustic fusion and DMS processing. Partial results available to date from this 2006 generative exploration program have been used to identify and acquire targeted landholdings thought to have the potential to host diamondiferous kimberlites. Results for additional work are pending and Stornoway anticipates continued property acquisition.

DIVIDENDS

The Company has not paid any dividends on its common shares. The Company may pay dividends on its common shares in the future if it commences mining operations and generates profits. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares. As at July 25, 2007, 198,841,073 common shares of the Company were issued and outstanding as fully paid and non-assessable shares.

The holders of the common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant options to directors, officers, employees and consultants of the Company and its subsidiaries up to 7,263,420 common shares (being 10% of the issued and outstanding common shares at September 27, 2004).

As at July 25, 2007, the following options were outstanding under the stock option plan:

Number of Shares	Exercise Price ($)	Expiry Date
230,000	0.85	February 7, 2008
485,040	0.97	February 11, 2008
150,000	1.25	April 8, 2008
863,256	1.70	January 8, 2009
345,000	2.05	August 19, 2009
145,000	1.80	September 28, 2009
225,000	1.70	May 18, 2010
355,000	1.05	December 30, 2010
1,050,000	1.15	April 24, 2011
116,500	1.02	December 21, 2011
1,585,000	1.25	January 19, 2012
893,500	1.13	April 11, 2012
6,443,296		

As at July 25, 2007, the following options were outstanding outside of the stock option plan, representing those stock options of Stornoway that which were issued upon the conversion of the Ashton and Contact stock options:

Number of Shares	Exercise Price ($)	Expiry Date
114,000	1.06	September 19, 2007
241,525	1.27	September 19, 2007
10,000	1.08	September 19, 2007
20,000	1.43	September 19, 2007
37,000	0.96	February 11, 2008
45,000	1.63	February 11, 2008
1,875	1.35	April 23, 2008
12,000	0.95	April 29, 2008
28,000	0.96	April 29, 2008
38,000	1.63	April 29, 2008
192,000	0.95	October 16, 2008
65,000	0.96	October 16, 2008
259,800	1.08	October 16, 2008
75,000	1.27	October 16, 2008
230,000	1.63	October 16, 2008
30,000	1.27	December 4, 2008
150,000	1.63	December 4, 2008
378,360	2.78	June 25, 2009
10,000	1.60	July 2, 2009
24,000	0.95	October 16, 2009
50,000	0.96	October 16, 2009
79,000	1.08	October 16, 2009
50,000	1.63	October 16, 2009
25,000	1.32	October 16, 2009

Number of Shares	Exercise Price ($)	Expiry Date
179,400	0.95	December 3, 2009
40,000	0.96	December 3, 2009
101,880	1.75	December 10, 2009
25,000	0.96	January 16, 2010
62,000	1.08	January 16, 2010
35,000	1.34	January 16, 2010
25,000	1.60	January 16, 2010
95,400	2.17	April 11, 2010
13,320	1.53	June 9, 2010
90,700	0.95	December 1, 2010
193,700	1.08	December 1, 2010
376,200	1.25	May 15, 2011
40,000	1.08	January 31, 2012
251,300	1.06	January 31, 2012
209,880	6.94	May 15, 2012
5,400	6.14	August 13, 2012
184,680	7.42	February 4, 2013
1,875	1.41	September 11, 2013
368,400	1.63	December 4, 2013
37,875	0.96	January 2, 2014
1,875	4.86	April 19, 2014
3,750	1.60	May 6, 2014
205,875	0.96	November 2, 2014
40,000	1.63	November 2, 2014
40,000	0.96	December 2, 2014
7,875	1.28	May 5, 2015
402,550	1.08	December 1, 2015
6,250	1.63	December 1, 2015
5,210,595		

The Company has 7,187,500 common share purchase warrants (the "**Warrants**") outstanding, each Warrant entitling the holder to purchase one common share of the Company at a price of $1.50 per share at any time prior to 4:00 p.m. (Vancouver time) on April 11, 2009. The Warrants are governed by the terms of a warrant indenture (the "**Warrant Indenture**") dated as of April 11, 2007 between the Company and Pacific Corporate Trust Company, as warrant agent thereunder (the "**Warrant Agent**"). The Company has appointed the principal transfer office of the Warrant Agent in Vancouver, British Columbia as the location at which Warrants may be surrendered for exercise or transfer.

The exercise price and the number of Common Shares issuable upon exercise of the Warrants are both subject to adjustment in certain circumstances as more fully set forth in the Warrant Indenture.

Under the Warrant Indenture the Company will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding and any Warrants so purchased will be cancelled.

In addition, the Company has a further 192,000 common share purchase warrants outstanding that are exercisable at $1.25 per share until November 29, 2008 and 862,500 common share purchase warrants outstanding that are exercisable at $1.20 per share until April 11, 2008.

The Company has outstanding $20,000,000 aggregate principal amount unsecured convertible debentures. The Convertible Debentures mature on March 15, 2009 and interest is payable under the Convertible Debentures quarterly at 12% per annum. Stornoway issued two series of debentures, $10,000,000 in Series A Debentures that may be repaid on the maturity date in cash or Common Shares at Stornoway's election and

$10,000,000 in Series B Debentures that must be repaid on the maturity date in cash or Common Shares at the holder's election. If principal is paid in Common Shares, the Common Shares will be issued at a price of the lower of $1.25 and the five day volume weighted average price of the shares ending three trading days before the payment date. Stornoway has no right of prepayment. Interest payments on both series may be paid in cash or in Common Shares, at Stornoway's election. If interest is paid in Common Shares, the Common Shares will be issued at a price of 95% of the five day volume weighted average price of the shares ending three trading days before the payment date.

MARKET FOR SECURITIES

Common Shares - Trading Price and Volume

The Company's shares are listed for trading through the facilities of the Toronto Stock Exchange under the symbol "SWY". During the 12 months ended April 30, 2007 and the two months ended June 30, 2007, the Company's shares traded as follows:

Month	Volume	High	Low
June 2007	3,831,437	1.08	0.92
May 2007	12,151,713	1.16	0.91
April 2007	13,741,805	1.20	0.95
March 2007	11,551,018	1.38	1.08
February 2007	5,179,477	1.26	1.06
January 2007	7,918,859	1.28	1.03
December 2006	4,588,813	1.12	0.89
November 2006	2,938,436	0.99	0.87
October 2006	3,559,439	1.19	0.90
September 2006	2,968,582	1.14	0.85
August 2006	1,833,516	1.26	1.00
July 2006	1,098,884	1.35	1.06
June 2006	1,096,120	1.31	1.01
May 2006	6,295,400	1.80	1.32

Warrants - Trading Price and Volume

The Warrants are listed for trading through the facilities of the Toronto Stock Exchange under the symbol "SWY.WT". During the period since their date of listing on April 11, 2007, the monthly trading activity of the Warrants is as follows:

Month	Volume	High	Low
June 2007	3,831,437	1.08	0.92
May 2007	12,151,713	1.16	0.91
April 2007	13,741,805	1.20	0.95

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state, country of residence, position or office held with the Company and principal occupation during the past five years of each director and executive officer of the Company are described below:

Name and Address	Office or Position Held	Previous Service as a Director	Expiry of Term as Director	Principal Occupation during past five years
Catherine McLeod-Seltzer British Columbia, Canada	Chairperson and Director	Since July 16, 2003	2007 AGM	Chairman of Pacific Rim Mining Corporation and officer since 1997; Chairman of Bear Creek Mining Corporation; Director of Miramar Mining Corporation, Kinross Gold Corporation, Peru Copper Inc.
D. Bruce McLeod British Columbia, Canada	Director	Since May 26, 2000	2007 AGM	Professional Mining Engineer; senior officer & director of Tenajon Resources Corp., International Northair Mines Ltd., Sherwood Copper Corporation, Troon Ventures Ltd. and New Dimension Resources Ltd.
Peter B. Nixon Ontario, Canada	Director	Since March 19, 2003	2007 AGM	Director of Reunion Gold Corp., Miramar Mining Corp., Dundee Precious Metals and Kimber Resources Inc.
John E. Robins British Columbia, Canada	Director	Since January 1999	2008 AGM	Professional Geologist; Co-Chairman & Director, Committee Bay Resources; Director of Troon Ventures Ltd. and Tenajon Resources Corp.
Jeff Stibbard British Columbia, Canada	Director	Since August 19, 2004	2008 AGM	Consulting Mining Engineer; formerly General Manager of Mining, Albian Sands Energy Inc., 2000 – 2004; Manager of Mine Construction, Albian Sands Energy Inc., 1999 – 2000.
Eira Thomas British Columbia, Canada	Chief Executive Officer and Director	Since July 16, 2003	2007 AGM	Geologist; Director of Strongbow Exploration Inc., since 1998; Director of Suncor Energy Inc. since April 2006; Director of Fortress Minerals Ltd. since 2004; Director of NWT Chamber of Mines; Director of the Prospectors and Development Assoc. of Canada; previously a Director of Aber Diamond Corporation from 2000 to August 2006.
Anthony P. Walsh British Columbia, Canada	Director	Since August 19, 2004	2008 AGM	Chartered Accountant; President, CEO and Director of Miramar Mining Corporation; Director of Axmin Inc. and Minieres du Nord Ltd.
David Garofalo Ontario, Canada	Director	Since November 16, 2006	2008 AGM	Chartered Accountant; CFO, Agnico-Eagle Mines Ltd.; Director of Tiberon Minerals Ltd.
Matthew Manson Ontario, Canada	President and Director	Since March 2, 2007	2008 AGM	President of Stornoway; previously Chief Executive Officer, Contact Diamond Corporation from 2005 to 2007; Director, Karmin Exploration Inc.; Vice President Marketing, Vice President Technical-Services & Control, Aber Diamond Corporation from 1999 to 2005.
Brenda R. Nowak British Columbia, Canada	Corporate Secretary	N/A	N/A	Corporate Secretary, Northair Group of Companies since January 2007, including International Northair Mines Ltd., Troon Ventures Ltd., New Dimension Resources Ltd., Tenajon Resources Corp., and Sherwood Copper Corporation; Legal Assistant, DuMoulin Black LLP, July 2003 to January 2007; Legal Assistant/Office Manager, Nexus Venture Capital Lawyers, January 2000 to July 2003.

Name and Address	Office or Position Held	Previous Service as a Director	Expiry of Term as Director	Principal Occupation during past five years
Zara E. Boldt British Columbia, Canada	Vice President Finance	N/A	• N/A	Certified General Accountant; Vice President Finance of Stornoway since May 2007, Controller, Northair Group of Companies, from May 2004 to April 2007, including International Northair Mines Ltd., New Dimension Resources Ltd., Tenajon Resources Corp. and Troon Ventures Ltd. and Chief Financial Officer of Sherwood Copper Corporation; Controller and Corporate Secretary, Strongbow Exploration Inc. from December 2002; formerly Accounting Manager, Raymond James Ltd.
Robin Hopkins British Columbia, Canada	Vice-President Exploration	N/A	N/A	Professional Geologist; formerly Vice President of Strongbow Exploration Inc.

Directors' Terms

The Articles of the Company provide for the election and retirement of directors by rotation. At each annual general meeting, one-half of the directors, or if their number is not a multiple of two, then the nearest to, but not exceeding one-half, shall retire from office. The directors to retire are those who have been longest in office since their last election or appointment. As between persons who become directors on the same day, those to retire shall, in default of agreement between them, be determined by lot.

Control of Securities

As at July 25, 2007, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 5,896,751 common shares of the Company, representing approximately 3.0% of the issued and outstanding common shares of the Company. In addition, the director and executive officers of the Company as a group held incentive stock options for the purchase of an aggregate of 5,221,890 common shares in the capital of the Company, which options are exercisable at between $0.85 and $2.05 per common share and expire between February 7, 2008 and April 11, 2012.

Committees of the Board of Directors

The committees of the board of directors of the Company and the directors serving on each of the committees are described below:

Audit & Risk Management Committee

The members of the Company's audit & risk management committee are Anthony Walsh (Chairman), Peter Nixon and David Garofalo. The audit & risk management committee oversees the Company's financial reporting obligations, financial system and disclosures. It reviews the quarterly and annual financial statements, monitors and assesses the integrity of the Company's internal control systems, meets with the Company's auditors and liaises between the board of directors and the auditors.

Corporate Governance & Nominating

The members of the Company's corporate governance committee are Peter Nixon (Chairman), Catherine McLeod-Seltzer, David Garofalo and John E. Robins. This committee is responsible for developing and implementing the Company's approach to corporate governance.

Compensation Committee

The members of the Company's compensation committee are Peter Nixon, Jeff Stibbard (Chairman), and Anthony Walsh. This committee is responsible for determining the compensation paid to the Company's executive officers.

Environmental, Health and Safety Committee

The members of the Company's environmental, health and safety committee are Matthew Manson, Bruce McLeod and Jeff Stibbard. This committee's mandate is to develop, implement and monitor the Company's environmental, health and safety practices.

Other Committees

In addition, the Company has a disclosure policy committee comprised of the Chief Executive Officer (Eira Thomas), the President (Matt Manson), the Vice President, Exploration (Robin Hopkins), the Vice President, Finance (Zara Boldt) and the investor relations manager (Nick Thomas). This committee is responsible for overseeing the Company's corporate disclosure practices and the administration of the Company's policy on corporate disclosure, confidentiality and insider and employee trading.

None of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a) is, as at the date of this Annual Information Form or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity;

 (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

 (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

 (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

None of the Company 's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a) is, as at the date of this Annual Information Form or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity;

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The Company has acquired its Aviat One Property, Aviat Two Property and Churchill Property from Hunter, in which a director of the Company holds a significant interest. Hunter continues to hold an interest in these properties, including an entitlement to receive royalties. The Company has also optioned properties to or from other companies with one or more directors in common including the Kingora, Fury, Sarcpa, Gem and LDG Properties.

From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See also "Description of the Business – Risk Factors" and "Interest of Management and Others in Material Transactions".

AUDIT COMMITTEE INFORMATION

Audit and Risk Management Committee Charter

The Company's Audit and Risk Management Committee has a charter (the "**Audit Committee Charter**") in the form attached to this Annual Information Form as Schedule "A".

Composition of the Audit Committee

The following are the members of the Audit and Risk Management Committee:

Anthony Walsh	Independent(1)	Financially literate(1)
Peter Nixon	Independent(1)	Financially literate(1)
David Garofalo	Independent(1)	Financially literate(1)

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

Anthony Walsh

Prior to his appointment as President and Chief Executive Officer of Miramar Mining Corporation in 1999, Anthony (Tony) Walsh had served as the Vice-President, Finance and Chief Financial Officer of Miramar Mining Corporation since 1995. Mr. Walsh has been involved in the mining business for over 17 years and prior to joining Miramar Mining Corporation was the Chief Financial Officer and Senior Vice President, Finance of International Corona Mines Ltd., a major North American gold producer, from 1989 to 1992. From 1985 to 1989, Mr. Walsh was Vice President, Finance of International Corona Mines Ltd. From 1973 to 1985, Mr. Walsh held various positions at Deloitte, Haskins & Sells, a firm of Chartered Accountants. Mr. Walsh became a member of the Canadian Institute of Chartered Accountants in 1976.

Peter Nixon

Peter Nixon, while not having related, professional training in accounting, understands the accounting principles used by the Company to prepare its financial statements, and has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves as a result of having spent over 30 years in the investment business. Mr. Nixon's background includes basic accounting understanding as required by the Canadian Securities Course and knowledge of accounting acquired in the process of analyzing corporate financial statements from an investment perspective for an extended period of time. His understanding of financial statements was applied in the research of securities and for the raising of capital for issuers, primarily those in the natural resource sector. Mr. Nixon has also completed the Executive Program at the Rotman School of Management (University of Toronto) for Financial Literacy for Directors and Executives.

David Garofalo

Mr. Garofalo is currently the Vice-President, Finance and Chief Financial Officer of AEML and has also served as Treasurer of Inmet Mining Corporation. Mr. Garofalo also serves on the Board of Directors and Audit Committee of Tiberon Minerals Ltd. Mr. Garofalo is a Chartered Accountant and a graduate of the University of Toronto (B.Comm.).

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate external auditors not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the 12 month period ended April 30, 2007 has the Company relied on an exemption in Section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), Section 3.2 of MI 52-110 (*Initial Public Offerings*), Section 3.3(2) of MI 52-110 (*Controlled Companies*), Section 3.4 of MI 52-110 (*Events Outside Control of Member*), Section 3.5 of MI 52-110 (*Death, Disability or Resignation of Audit Committee Member*) or Section 3.6 of MI 52-110 (*Temporary Exemption for Limited and Exceptional Circumstances*), on an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110 (*Exemptions*) or on Section 3.9 of MI 52-110 (*Acquisition of Financial Literacy*).

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all non-audit services to be provided by the Company's external auditor and has established policies and procedures accordingly.

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in the last two fiscal years ended April 30, 2006 and 2007 are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
April 30, 2007	$146,500	nil	nil	$116,806
April 30, 2006	$57,251	nil	$2,500	nil

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated. For a discussion of the legal proceedings to which the Company's wholly-owned subsidiary, Ashton Mining of Canada Inc., was a party in the last financial year see "General Development of the Business – Three Year History – Financial Year Ended April 30, 2007 – Acquisition of Ashton".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed, no director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or will materially affect the Company or its subsidiaries, except as follows.

- After completion of the compulsory acquisition of Contact, Stornoway assumed a debt of Contact's in the amount of approximately $4,000,000 payable to AEML, which was repaid to AEML by issuing a total of 3,207,861 Common Shares at a deemed price of $1.25 per share. At the date of issuance, the Stornoway common shares had a fair value of $3,689,000. At the time of this debt conversion AEML held approximately 14% of the outstanding Common Shares.

- At the time AEML subscribed for $10,000,000 in Convertible Debentures ($5,000,000 Series A and $5,000,000 Series B) AEML held approximately 15% of the outstanding Common Shares.

- John Robins, a director of the Company, owns a 33.3% interest in Hunter. The Company and Stornoway Ventures acquired certain mineral properties situated on the Melville Peninsula and in the Churchill Diamond District from Hunter as disclosed under "Mineral Projects – Melville Peninsula Properties (Nunavut) - Option Agreements and Joint Ventures" and "Mineral Projects – Churchill Diamond Project (Nunavut) - Option Agreements and Joint Ventures" and continues in joint ventures with Hunter in respect of the Company's Aviat Properties.

- Matthew Manson, the President and a director of the Company, was also a director of Contact. Upon the completion of the acquisition of Contact, Mr. Manson was appointed the President and a director of Stornoway and Stornoway acquired various properties of Contact's as disclosed under "Mineral Projects – Non Material Projects – Timiskaming Diamond Project, Ontario".
- David Garofalo, an officer of the Company, is also an officer of AEML, which was a controlling shareholder of Contact and is also now a shareholder of Stornoway. Upon the completion of the acquisition of Contact, Mr. Garofalo became a director of the Company and the Company acquired Contact's properties, as disclosed under "Mineral Projects – Non Material Projects – Timiskaming Diamond Project, Ontario".

TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar is Pacific Corporate Trust Company, 2nd floor, 510 Burrard, Vancouver, British Columbia, V6C 3B9. The Company has appointed Pacific Corporate Services Ltd., 4 King Street West, Suite 1101, Toronto, Ontario, M5H 1B6 as its co-transfer agent and registrar.

MATERIAL CONTRACTS

Contracts of the Company, other than contracts entered into in the ordinary course of business, that are material to the Company and that were entered into by the Company between April 30, 2006 and July 25, 2007 are listed below:

(1) The Lock-Up Agreement dated July 21, 2006 between Stornoway and AEML under which AEML agreed to tender the 13,814,077 shares of Contact held by it into the take-over bid of the Company for Contact.

(2) The Lock-Up Agreement dated July 21, 2006 between Stornoway, Ashton Canada Pty Limited and QIT-Fer et Titane Inc. and the Lock-up Agreement Amending Agreement dated September 1, 2006 among the same parties amending such agreement, under which Ashton Canada Pty Limited and QIT-Fer et Titane Inc. agreed to tender the 33,848,221 shares and 15,189,761 shares of Ashton held by them, respectively, into the take-over bid of the Company for Ashton.

(3) The Support Agreement dated July 21, 2006 between Stornoway and Contact setting forth the terms under which the Board of Directors of Contact would recommend the take-over bid of the Company for Contact to its shareholders.

(4) The Subscription Agreement dated July 21, 2006 between Stornoway and AEML relating to the subscription for 17,629,084 Subscription Receipts at a price of $1.2763 per Subscription Receipt for total proceeds of $22,500,000 to be used to fund take-over bid of the Company for Ashton. Each Subscription Receipt was convertible into one common share of the Company for no additional consideration.

(5) The commitment letter dated July 21, 2006 from Bank of Montreal under which it committed to lend the Company up to $32,500,000 under a credit facility to fund the acquisition of shares of Ashton by the Company in connection with the Company making its take-over bid for Ashton.

(6) The Credit Agreement dated September 18, 2007 among the Company and Bank of Montreal providing a $32,500,000 credit facility to Stornoway to fund the acquisition of shares of Ashton by the Company.

(7) The Amalgamation Agreement dated December 18, 2006 among the Company, Ashton Mining and 4370937 Canada Inc. under which Ashton and 4370937 Canada Inc. agreed to

amalgamate and form a new company also called Ashton Mining of Canada Inc. that would be a wholly-owned subsidiary of the Company.

(8) The Subscription Agreements between the Company and AEML and the Company and Lorito Holdings Limited each dated March 16, 2007 in respect of the subscription by each of AEML and Lorito Holdings Limited for $10,000,000 in unsecured convertible debentures ($5,000,000 in Series A and $5,000,000 in Series B).

(9) The Underwriting Agreement dated March 26, 2007 among BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Raymond James Ltd., GMP Securities L.P., Haywood Securities Inc., Westwind Partners Inc., CIBC World Markets Inc. and Orion Securities Inc. (collectively the "**Underwriters**") in respect of the underwritten sale to or through the Underwriters of 12,500,000 units of the Company at $1.20 per unit, each unit consisting of one Common Shares and one-half of one Warrant, and the offer through the Underwriters on a best-efforts agency basis of 6,670,000 flow-through Common Shares of the Company and including an over-allotment option in respect of 1,875,000 units.

(10) The Warrant Indenture dated April 11, 2007 between the Company and Pacific Corporate Trust Company governing the Warrants.

EXPERTS

Names of Experts

Dean J. Besserer, B.Sc., P. Geol., of APEX Geoscience Ltd., an independent consulting geologist and a "qualified person" for the purposes of NI 43-101, is the author responsible for the preparation of:

(1) The Aviat Technical Report on the Aviat Properties, Melville Peninsula, Nunavut; and
(2) The Churchill Technical Report on the Churchill Property, Nunavut.

Robin Hopkins, P. Geol. (NT/NU), a "qualified person" for the purposes of NI 43-101, prepared or supervised the preparation of the update on exploration results at the Aviat Properties, the Churchill Property and the Foxtrot Property after the date of their supporting technical reports.

Alan O'Connor, B.Sc., P. Geol., a "qualified person" for the purposes of NI 43-101, is a co-author responsible for the preparation of the Foxtrot Technical Report on the Foxtrot Property, Quebec. Mr. O'Connor was not independent at the time of writing the report as he was an employee of Ashton.

Isabelle Lépine, M.Sc., P. Geol., a "qualified person" for the purposes of NI 43-101, is a co-author responsible for the preparation of the Foxtrot Technical Report on the Foxtrot Property, Quebec. Ms. Lépine was not independent at the time of writing the report as she was an employee of Ashton.

Brooke P. Clements, former Vice President, Exploration of Ashton, a "qualified person" for the purposes of NI 43-101, prepared or supervised the preparation of the update on exploration results at the Foxtrot Property after the date of the Foxtrot Technical Report and the estimated drill indicated tonnage of kimberlitic material contained within Renard 2, 3, 4 and 9.

Interests of Experts

Other than as disclosed below, none of the experts named under "Names of Experts", when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates (based on information provided to the Company by the experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Robin Hopkins, P. Geol. (NT/NU), holds stock options exercisable into less than 1% of the issued and outstanding shares of the Company. See "Mineral Projects – Aviat Properties (Nunavut) – Exploration Program Update and Status" and "Mineral Projects – Other Places".

Isabelle Lépine, M.Sc., P. Geol., holds stock options exercisable into less than 1% of the issued and outstanding shares of the Company. See "Mineral Projects – Foxtrot Properties – Renard Kimberlite Bodies".

Alan O'Connor, B.Sc., P. Geol., holds stock options exercisable into less than 1% of the issued and outstanding shares of the Company. See "Mineral Projects – Foxtrot Properties – Renard Kimberlite Bodies".

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's Information Circular for its most recent annual general meeting of securityholders that involved the election of directors. Additional financial information is provided in the Company's consolidated financial statements and management's discussion and analysis for the 12 months ended April 30, 2007.

SCHEDULE "A"

STORNOWAY DIAMOND CORPORATION
(the "**Corporation**")

AUDIT & RISK MANAGEMENT COMMITTEE MANDATE

Purpose

The purpose of the Audit and Risk Management Committee (the "**Committee**") is to provide assistance to the Board of Directors of the Corporation in fulfilling its responsibility to the shareholders, potential shareholders and the investment community relating to corporate accounting, the reporting practices of the Corporation, the quality and the integrity of the Corporation's financial reporting practices, and the audit process. In so doing, it is the responsibility of the Committee to ensure free and open communication between the directors of the Corporation, the independent auditors and the financial management of the Corporation.

Management is responsible for the preparation, presentation and integrity of the Corporation's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Corporation. The independent auditors are responsible for auditing the Corporation's annual financial statements and for reviewing the Corporation's interim financial statements.

Organization

The Committee is to be composed of Directors who are independent of the management of the Corporation and are free of any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgment as committee members. The Committee will ensure that it's Chairperson and members be financially literate and that at least one member have expertise in financial reporting. The Committee will meet at least four times a year, with the authority to convene additional meetings as circumstances require.

Responsibilities

In carrying out its responsibilities, the Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the accounting and reporting practices of the Corporation are in accordance with all requirements and are of the highest quality.

In carrying out these responsibilities, the Committee will:

- Be responsible for reviewing and recommending for approval to the Board the annual and quarterly financial statements of the Corporation. Included in this review is assessing the use of management estimates in the preparation of the financial statements. The Committee is responsible for ensuring that systems are in place to limit the potential for material misstatement in the financial statements and that the financial statements are complete and consistent with information known to the Committee;

- Review the appointment and retention (subject to Board and Shareholder approval) of the independent auditors, as well as their compensation and the oversight of their work, including resolution of disagreements between management and the independent auditors. The independent auditors will report directly to the audit committee;

- Establish and implement policies and procedures for the pre-approval of allowable services provided by the independent auditors that are intended to safeguard the independence of the external auditors;

- Meet with the independent auditors and financial management of the Corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

- Review with the independent auditors, the Corporation's financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls and systems of the Corporation, and elicit any recommendations for the improvement of such internal controls procedures and systems or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper. Further, the Committee periodically should review the Corporation's policy statements to determine their appropriateness;

- Review the Corporation's hedging and risk management systems and policies;

- Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting policy should be reviewed;

- Review the interim and annual financial statements and disclosures under management's discussion and analysis of financial condition and results of Operations with both management and external auditors prior to the release of all such reports;

- Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors' evaluation of the Corporations financial, accounting personnel, and the cooperation that the independent auditors received during the course of the audit;

- Review accounting and financial human resources succession planning within the Corporation. As a part of this review, the audit committee will review the corporation's policy regarding partners, employees, and former partners and employees of the present and former external auditors;

- Submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board of Directors;

- Establish procedures for dealing with the receipt, retention, and treatment of complaints received by the corporation regarding accounting activities, internal accounting controls or audit matters. Also, part of these procedures will ensure that such complaints will be handled in a confidential manner with no recourse to the party or parties that have lodged such complaints;

- Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside advisors, including legal counsel for this purpose if, in its judgment, that is appropriate;

- The Audit Committee will review their own performance on a continual basis and make recommendations to the Board for changes to this Audit and Risk Management Committee Mandate and the composition of the Committee;

- Have the right for the purpose of performing its duties to inspect all the books and records and any matters relating to the financial position of the Corporation with the officers, employers or external parties, including the external auditor, all of whom are expected to cooperate.

Consent of qualified person (NI 43-101), filed July 30, 2007.

CONSENT OF EXPERT

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Prince Edward Island Securities Office
TSX Venture Exchange
Stornoway Diamond Corporation

I have read the written disclosure in the Annual Information Form of Stornoway Diamond Corporation dated July 25, 2007 (the "**AIF**") that was derived from the "Technical Report for the Aviat Properties Melville Peninsula, Nunavut, Canada" dated January 31, 2006 and from the "Technical Report for the Churchill Diamond Property, Nunavut, Canada" dated February 21, 2007 and I do not have any reason to believe that there are any misrepresentations in the information derived therefrom in the AIF.

I do hereby consent to being named as a qualified person in the AIF and authorize the information prepared by me or under my supervision for the AIF to be represented in the AIF.

DATED this 30th day of July, 2007.

"Dean Besserer"
Dean Besserer, B.Sc., P.Geol.

Consent of qualified person (NI 43-101), filed July 30, 2007.

CONSENT OF EXPERT

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Prince Edward Island Securities Office
TSX Venture Exchange
Stornoway Diamond Corporation

I have read the written disclosure in the Annual Information Form of Stornoway Diamond Corporation dated July 25, 2007 (the "**AIF**") that was derived from the "Technical Report and Recommendations – The Otish Mountains, Québec Project" dated February 24, 2006 and I do not have any reason to believe that there are any misrepresentations in the information derived therefrom in the AIF.

I do hereby consent to being named as a qualified person in the AIF and authorize the information prepared by me or under my supervision for the AIF to be represented in the AIF.

DATED this 25th day of July, 2007.

"Brooke P. Clements"
Brooke P. Clements
former Vice President, Exploration
Ashton Mining of Canada Inc.

Consent of qualified person (NI 43-101), filed July 30, 2007.

CONSENT OF EXPERT

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Prince Edward Island Securities Office
TSX Venture Exchange
Stornoway Diamond Corporation

I have read the written disclosure in the Annual Information Form of Stornoway Diamond Corporation dated July 25, 2007 (the "**AIF**") that was derived from the "Technical Report and Recommendations – The Otish Mountains, Québec Project" dated February 24, 2006, the "Technical Report for the Aviat Properties Melville Peninsula, Nunavut, Canada" dated January 31, 2006 and the "Technical Report for the Churchill Diamond Property, Nunavut, Canada" dated February 21, 2007 and I do not have any reason to believe that there are any misrepresentations in the information derived therefrom in the AIF.

I do hereby consent to being named as a qualified person in the AIF and authorize the information prepared by me or under my supervision for the AIF to be represented in the AIF.

DATED this 30th day of July, 2007.

"Robin Hopkins"
Robin Hopkins, P. Geol. (NT/NU)

Consent of qualified person (NI 43-101), filed July 30, 2007.

CONSENT OF EXPERT

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Prince Edward Island Securities Office
TSX Venture Exchange
Stornoway Diamond Corporation

I have read the written disclosure in the Annual Information Form of Stornoway Diamond Corporation dated July 25, 2007 (the "**AIF**") that was derived from the "Technical Report and Recommendations – The Otish Mountains, Québec Project" dated February 24, 2006 and I do not have any reason to believe that there are any misrepresentations in the information derived therefrom in the AIF.

I do hereby consent to being named as a qualified person in the AIF and authorize the information prepared by me or under my supervision for the AIF to be represented in the AIF.

DATED this 28th day of July, 2007.

"Isabelle Lépine"
Isabelle Lépine, M.Sc., P. Geol.

Consent of qualified person (NI 43-101), filed July 30, 2007.

CONSENT OF EXPERT

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Prince Edward Island Securities Office
TSX Venture Exchange
Stornoway Diamond Corporation

I have read the written disclosure in the Annual Information Form of Stornoway Diamond Corporation dated July 25, 2007 (the "**AIF**") that was derived from the "Technical Report and Recommendations – The Otish Mountains, Québec Project" dated February 24, 2006 and I do not have any reason to believe that there are any misrepresentations in the information derived therefrom in the AIF.

I do hereby consent to being named as a qualified person in the AIF and authorize the information prepared by me or under my supervision for the AIF to be represented in the AIF.

DATED this 30th day of July, 2007.

"Alan O'Connor"
Alan O'Connor, B.Sc., P. Geol.

Form 52-109F1 - Certification of Annual Filings - CEO, filed July 30, 2007.

Form 52-109F1

Certification of Annual Filings

I, Eira Thomas, Chief Executive Officer of Stornoway Diamond Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stornoway Diamond Corporation (the issuer) for the period ending April 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 30, 2007

Eira Thomas
Chief Executive Officer

Form 52-109F1 - Certification of Annual Filings - CFO, filed July 30, 2007.

Form 52-109F1

Certification of Annual Filings

I, Zara Boldt, Vice President Finance, of Stornoway Diamond Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Stornoway Diamond Corporation (the issuer) for the period ending April 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 30, 2007

Zara Boldt
Vice President Finance

Management's Discussion and Analysis ("MD&A") in respect of information up to and including July 25, 2007, filed July 30, 2007.

Form 51-102F1
Annual Management Discussion and Analysis[1]
For
Stornoway Diamond Corporation
("Stornoway" or the "Company")

Containing Information up to and including July 25, 2007

OVERALL PERFORMANCE

During the year, Stornoway successfully completed concurrent and related takeover bids for Ashton Mining of Canada Inc. ("Ashton") and Contact Diamond Corporation ("Contact"), and raised $91 million, creating one of Canada's premiere mid-tier diamond exploration and development companies. The Company now benefits from one of the most diversified and prospective property portfolios in Canada that includes Renard, a development track diamond project with the potential to become Quebec's first diamond mine, three advanced projects in eastern Nunavut at the minibulk sampling stage and several early stage grass roots projects throughout Canada in geologically prospective, underexplored regions. Stornoway's strategy is to capitalize on near-term, small to medium sized diamond mining opportunities to build a growth oriented company that succeeds in the practical business of mining and selling rough diamonds, while at the same time, remains exposed to significant upside through exploration. The rough diamond market continues to strengthen in the face of tightening supply and Stornoway is well positioned to add diamond resources from existing projects and further acquisitions as new opportunities are identified. We have added depth and expertise to our management and technical teams as a result of the amalgamation and now benefit from experience at each stage of the diamond pipeline from exploration through development and marketing. Stornoway's vision has been endorsed by our largest shareholder, Agnico-Eagle Mines Limited ("Agnico-Eagle"), who facilitated the acquisition of Ashton by taking part in an initial $22.5 million private placement and later participated in a $20 million convertible debenture financing that was used to help re-pay a $24 million bridge loan facility in support of the amalgamation. So as to focus on our most advanced projects, Stornoway sold its 45% interest in the Buffalo Head Hills project in northern Alberta for a total consideration of $17.5 million. Stornoway raised a further $27.3 million from an equity financing in the 4th quarter and has sufficient resources to complete all work programs for 2007. Stornoway expects to end the calendar year with approximately $11 million cash on hand based on current working capital numbers and forecast exploration expenditures to December 31, 2007.

Stornoway's current property portfolio comprises some 40 properties representing approximately 13.13 million acres that can be roughly subdivided into 0.40 million acres of 'development' stage projects (the Renard Property),

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[1] **Note to Reader**

The following management discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the audited consolidated financial statements for the years ended April 30, 2007 and 2006 together with the notes thereto. These financial statements have been prepared in Canadian funds in accordance with Canadian generally accepted accounting principles.

Forward-Looking Information

This MD&A contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made based on information currently available to management. When used in this MD&A, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company's exploration properties. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

6.24 million acres of 'advanced' exploration properties (Aviat, Churchill, Qilalugaq and Timiskaming) and 6.49 million acres of 'early stage' projects (Botswana, Blackstone, Pikoo, etc.). Collectively these properties encompass some 150 kimberlite bodies.

Stornoway operates exploration programs on its development stage projects, three of the four advanced projects and the majority of the early stage projects. Highlights of the 2006 exploration program include:

- Processing of some 4,000 tonnes of kimberlite collected by underground decline on each of the Renard 2 and Renard 3 kimberlite pipes (Québec)
- Processing of some 2,000 tonnes of kimberlite collected from surface trenching on the Renard 4 kimberlite (Québec)
- Recovery of 2,681 carats of diamonds from 1,929 tonnes of kimberlite from Renard 3. The five largest diamonds included a 10.15 carat light off-colour gem octahedron, a 7.78 carat near-gem clivage, a 6.36 carat colourless gem octahedron, a 6.09 carat colourless gem octahedron, and a 5.00 carat colourless macle.
- Discovery of four significantly diamondiferous (0.39 to 2.04 carats per tonne) kimberlite dyke systems on the Churchill Project; the Kahuna, Notch, PST and Jigsaw kimberlites (Rankin Inlet, Nunavut)
- Confirmation of the grade potential (0.29 to 0.86 carats per tonne) of 11 kimberlite bodies on the Aviat Project (Melville Peninsula, Nunavut)
- Identification of tonnage potential at the Aviat Project through increased understanding of continuity of the kimberlite dykes (Melville Peninsula, Nunavut)
- Recovery of a 0.6 carat stone from a 4.2 tonne sample collected at A28 and discovery of two new diamondiferous kimberlite bodies on the Qilalugaq Project from prospecting during a three week reconnaissance program (Repulse Bay, Nunavut)
- Discovery of the BA-19 kimberlite by drilling on the Timiskaming Project (Baby Township, Fugereville, Québec)
- Ongoing assessment of other existing properties representing about 6.5 million acres (various locations)
- Initiation of new joint ventures over select prospective ground (Calling Lake, Alberta and Itza property, Nunavut)
- Continued grassroots prospecting, till and rock sampling, airborne and ground geophysics as well as other exploration, resulting in, or anticipated to result in, the targeted acquisition of promising 100% owned diamond properties elsewhere in Canada (Pikoo, Saskatchewan)
- Ongoing review of in-house regional geological, geochemical and geophysical databases

The Company's net loss for the year ended April 30, 2007 (the "**Current Year**") of $19.1 million (a loss of $0.15 per share) was significantly more than the loss of $1.8 million ($0.02 loss per share) for the year ended April 30, 2006 (the "**Comparative Year**") due to increased administrative expenses following the acquisition of Ashton and Contact and a $16.5 million resource property write-off during the Current Year (Comparative Year - $3.9 million). The results of operations for both Ashton and Contact have been included in the Company's results from operations from September 20, 2006, the date of control. These acquisitions have been accounted for as a purchase of assets.

Assets increased from $64.8 million at the end of the Comparative Year to $226.1 million at April 30, 2007 with capitalized resource property costs increasing from $37.6 million to $194.0 million at April 30, 2007 mainly as a result of the Ashton and Contact transactions. The Company's cash and short-term deposits decreased during the Current Year, from $23.0 million to $21.5 million as at April 30, 2007. During the Current Year, the Company borrowed, and subsequently repaid $23.85 million from a bridge facility which was used to finance the Ashton acquisition. Proceeds from the sale of $20.0 million in convertible debentures were used to pay off the bridge facility in March 2007. The convertible debentures bear interest at 12% per annum and mature March 15, 2009. The Company has no right of pre-payment.

Administrative expenses for the Current Year totaled $5.9 million, a significant increase from the Comparative Year ($1.8 million). Legal and audit fees (Current Year - $2.0 million; Comparative Year - $179,000), salaries and benefits (Current Year - $1.4 million; Comparative Year - $408,000) and stock-based compensation expense, a non cash item, (Current Year - $1.4 million; Comparative Year - $518,000) accounted for approximately 82% (Comparative Year – 66%) of the Company's total administrative expenses. Resource property write-offs had the largest impact on the Company's Current Year loss, increasing to $16.5 million in the Current Year from $3.9 million during the Comparative Year. Resource property write-offs accounted for about 76% (2006 – 85%) of the Company's loss before income taxes (Current Year - $21.7 million; Comparative Year - $4.6 million).

SELECTED ANNUAL INFORMATION

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Stornoway for each of the three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and the related notes thereto. **Amounts are expressed in thousands of Canadian dollars** (except for per share amounts).

	12 months ended April 30, 2007	12 months ended April 30, 2006	12 months ended April 30, 2005
Total revenue [1]	$ 940	$ 797	$ 954
General and administrative expenses	5,918	1,783	2,487
Write off of exploration costs on outside properties and properties abandoned	16,500	3,919	2,428
Future income tax recovery	2,145	2,865	-
Income (loss) from continuing operations	(19,137)	(1,771)	(4,177)
Basic and diluted loss per Share	(0.15)	(0.02)	(0.06)
Net income (loss)	(19,137)	(1,771)	(4,177)
Basic and diluted loss per Share	(0.15)	(0.02)	(0.06)
Total Assets	226,147	64,775	61,778
Total long-term financial liabilities	41,694	Nil	Nil

[1] Total revenue consists of interest income and property management fees. The Company is an exploration stage company and has no income from operations.

RESULTS OF OPERATIONS

The Company's loss from operations for the Current Year was $19.1 million (a loss of $0.15 per share) as compared to a loss of $1.8 million (a loss of $0.02 per share) for the Comparative Year. The Company's loss for the Current Year is mainly due to a large write-off of capitalized resource property costs (Current Year - $16.5 million; Comparative Year - $3.9 million), and a significant increase in administrative expenses (Current Year - $5.9 million; Comparative Year - $1.8 million) following the acquisition of control of Ashton and Contact in September 2006.

The Company capitalizes all acquisition and exploration costs until the property to which those costs related is placed into production, sold or abandoned. The decision to abandon a property is largely determined from exploration results and the amount and timing of the Company's write-offs of capitalized resource property costs will vary in a fiscal period from one year to the next and typically cannot be predicted in advance. During the Current Year, the Company wrote-off capitalized resource property costs of $16.5 million as it reduced its land packages or identified properties where exploration results indicated no further work should be pursued. The most significant write-offs during the Current Year were associated with the Sceptre and Tiara properties ($2.8 million), the Aviat properties ($2.5 million), the Company's generative exploration program ($2.1 million), the Hudson property ($1.7 million), the Lac de Gras properties ($1.2 million), the MIP property ($1.0 million), Botswana ($891,000) the Jubilee property ($815,000), the Bear property ($679,000) and the Churchill property ($614,000). The $3.9 million write-off in the Comparative Year included write-offs for the Aqua and Diva properties ($971,000), Wales Island ($532,000), Alexis ($197,000), Aumaluuktuk ($512,000), Manitoba Highlands ($190,000) and the Bullen property ($98,000). In addition, the Company also wrote-off general and generative exploration costs of $1.4 million during the Comparative Year.

The Company's administrative expenses increased significantly as a result of the take-over bids commenced in August 2006 and the subsequent consolidation of Ashton and Contact from September 20, 2006. In particular, legal and audit fees increased from $179,000 in the Comparative Year to $2.0 million in the Current Year. The majority of this expense relates to costs incurred by Ashton to defend against the Company's take-over bid and litigation fees incurred as the result of dissenting shareholder lawsuits (dismissed in March 2007). In addition, salary and benefit expense increased from $408,000 to $1.4 million in the Current Year, a reflection of additional employees within the consolidated entities. Severance costs associated with the Ashton and Contact acquisitions have been capitalized as part of the acquisition. Regulatory and shareholder communication expense also increased, from $345,000 in the Comparative Year to $735,000 in the Current Year, reflecting some duplication as all three entities were reporting issuers for most of the Current Year (Ashton and Contact ceased to be reporting issuers early in 2007).

EXPLORATION UPDATE

Stornoway's material mineral properties are (i) the Foxtrot Property in the Otish Mountains located in Québec, Canada; (ii) the Aviat One Property on the Melville Peninsula located in Nunavut, Canada; and (iii) the Churchill Property located in Nunavut, Canada. The following discussion is an update to disclosure in documentation filed with regulatory agencies and available for viewing under Stornoway's profile on the SEDAR website at www.sedar.com.

Foxtrot Property – Renard Kimberlitic Bodies, Quebec

The Foxtrot Property, containing the Renard cluster of kimberlite bodies, is a 50/50 joint venture between Stornoway's wholly-owned subsidiary Ashton, and SOQUEM Inc.'s ("SOQUEM") wholly-owned subsidiary, Diaquem. Ashton is the project operator. Since 1996, Ashton and SOQUEM have evaluated an area of more than 400,000 square kilometres of the eastern Archean Superior craton. Exploration conducted by the joint venture has resulted in the discovery of a new field of kimberlitic intrusions on the Foxtrot property, notably the Renard cluster of kimberlitic bodies, and a nearby system of kimberlitic dykes, the Lynx-Hibou dykes. Ashton and SOQUEM are currently engaged in an advanced stage bulk sample program at the Foxtrot property with the aim of recovering a 6,000 carat parcel of diamonds from three kimberlite pipes. It is expected that this diamond parcel, once recovered, will undergo a diamond valuation exercise in the third quarter of 2007, the results of which will utilized in a subsequent National Instrument ("NI") 43-101 compliant mineral resource calculation and pre-feasibility study to be completed within the first quarter of 2008. Pending the results of this program of work, the Foxtrot property has the potential to host Quebec's first diamond mine.

Historical Exploration at Foxtrot

In late 2001, results from extensive indicator mineral sampling that had been initiated in 1996, and target-focused geophysical surveying that had been initiated in 2000, led to the drill-testing of four high priority geophysical anomalies on the Foxtrot Property. Kimberlitic rock was intersected at two of these anomalies. Samples from the kimberlitic bodies, subsequently named Renard 1 and Renard 2, were tested for diamonds and both were found to be diamondiferous. Subsequent drilling programs completed between 2002 and 2006 resulted in the identification of an additional seven discrete pipe-like kimberlitic bodies, namely Renard 3, 4, 65, 7, 8, 9, and Renard 10 as well as the Lynx, Hibou, North Anomaly, G05-181, Southeast Anomaly and New kimberlite dyke systems.

All the Renard bodies and nearby dyke systems have proven diamondiferous after sampling and diamond recovery utilizing caustic dissolution. By 2006, larger, mini-bulk samples had been collected and processed from Renard 1, 2, 3, 4, 65, 7, 8 and 9, and the Lynx, Hibou, and North dykes and diamonds recovered by way of Dense Media Separation (DMS). Encouraging diamond results from this mini-bulk testing led to a decision to advance the evaluation of five of the Renard kimberlite bodies within a southern "core area". In 2004, a cumulative 664 tonne sample was collected from Renard 2, 3, 4 and 65 through core and reverse circulation drilling. The objective of this sampling program was to collect sufficient kimberlitic material to recover a parcel of diamonds large enough to allow an initial diamond valuation and to increase the understanding of the grade and size of the Renard bodies. A cumulative 459 carats was recovered, and in April 2005 WWW International Diamond Consultants Ltd. determined a modeled value of U.S. $88 per carat for this parcel of Renard diamonds. The minimum modeled value was determined at U.S. $76 per carat and the high modeled value at U.S. $104 per carat.

Utilizing the results of this mini bulk sampling, as well as subsequent reverse circulation sampling of the Renard 9 kimberlite and a total of 220 diamond drill holes completed through to the end of 2005, Wardrop Engineering Inc. estimated a drill indicated tonnage of kimberlitic material contained within Renard 2, 3, 4, and 9 kimberlite bodies at 17.5 million tonnes. Including projected tonnage calculated based on geological assumptions, the estimated tonnage increased to a total of between 23.2 and 27.5 million tonnes. These four bodies were estimated, on a conceptual basis, to contain 18.6 to 22.0 million carats of diamonds using the reported diamond content of the samples analyzed to that date.

References to estimates of tonnage and the potential quantity of diamonds are conceptual in nature and there has been insufficient exploration of Stornoway's Renard kimberlites in Québec to define a "mineral resource" within the definition established by NI 43-101. Additional drilling is required to upgrade this estimate to a mineral resource or a mineral reserve category that complies with NI 43-101 and there can be no certainty that future exploration of Stornoway's Renard kimberlites will result in targets being delineated as a mineral resource. References may not accurately reflect the total number of carats that the four bodies contain because: (i) the estimated tonnage does not constitute a mineral resource; (ii) further exploration will not necessarily provide the basis for determining a mineral resource; and (iii) the diamond content of the samples collected to date may not be representative of the overall diamond content of these bodies given a number of factors including the location of the drill holes and the small size of the samples.

Exploration results up to the end of 2005 at Foxtrot lead to the approval by the joint venture of a large scale bulk sampling program designed to recover a sample of 6,000 carats of diamonds through a combination of trenching and underground mining. The purpose of this program is to determine a more rigorous estimate of average diamond value within the Renard kimberlites for utilization in a formal mineral resource estimate. This program is currently underway.

Bulk Sample Program Update and Status

The current bulk sample program comprises the collection of a cumulative 10,000 tonne sample from Renard 2, 3 and 4. If the diamond content of this material is consistent with past results, then processing 6,000 tonnes of this sample would result in the recovery of approximately 6,000 carats of diamonds for valuation purposes. An additional program of reverse circulation and core drilling was approved on the Renard 9 kimberlite. This work is proceeding in accordance with a work program and budget approved by the joint venture partners in 2006 and subsequently modified in 2007 to allow for the completion of the bulk sample program, the completion of a subsequent pre-feasibility study and related exploration activities. In addition to the bulk sample work, the 2007 program and budget has provision for additional exploration surface sampling, geophysics, target testing and the extraction of a 500 tonne mini-bulk sample from the Lynx kimberlite dyke.

During 2006 the joint venture collected approximately 2,400 tonnes of kimberlite material by trenching at an exposed outcrop at the northern end of Renard 4. Starting in November 2006, the joint venture also collected approximately 4,000 tonnes from each of Renard 2 and 3 by an underground decline that required a total of 750 metres of excavation. Underground sampling work was completed in February 2007.

Extracted kimberlite was processed through a 10 tonne per hour DMS facility established at the Foxtrot Property. Construction of the main components of the DMS facility and related infrastructure began in August 2006, construction was completed in October 2006, commissioning of the facility commenced in November 2006, and the first kimberlite was processed through the plant in February 2007. Hatch Ltd., a global engineering consulting firm, supervised the plant's construction and commissioning. By the end of June 2007, some 6,036 tonnes of kimberlite had been processed at the DMS plant. The concentrates produced at the property were shipped in batches to Stornoway's North Vancouver, British Columbia mineralogical laboratory, with final diamond recovery by x-ray Flowsort and grease table circuits. Quality assurance protocols and actual operating procedures for the processing, transport and recovery of diamonds under the Renard bulk sample program, including arms-length security provisions, are subject to the review of AMEC Americas Ltd. ("AMEC") who have been contracted to provide third party accreditation for program data.

At the time of writing, Stornoway has provided complete diamond recovery results for the Renard 3 kimberlite sample only. On June 20, 2007, the Company reported that a total of 2,681 carats of diamonds had been recovered

from 12 separate sub-samples with a combined dry sample weight of 1,929 tonnes, representing an overall diamond recovery of 139 carats per hundred tonnes (cpht) for stones retained on a +1 Diamond Trading Company (DTC) screen. Diamond recovery from individual sub-samples varied between 78 cpht and 223 cpht, with the largest diamond weighing 10.15 carats.

Underground mapping of the Renard 3 kimberlite facilitated by the decline has outlined six geological units, comprised of four fragmental kimberlite breccias (typical tuffisitic kimberlite breccia to tuffisitic transitional kimberlite breccia), a hypabyssal kimberlite breccia, and a hypabyssal kimberlite with coarse olivine. Variations in diamond content are apparent between these geological units, with the slightly elevated diamond contents corresponding to the hypabyssal kimberlite with coarse olivine (223 cpht in sample 3107) and the hypabyssal kimberlite breccia (191 cpht in sample 3109). Diamond content of the fragmental breccias varies from 78 cpht to 181 cpht, with a weighted average of 125 cpht. The recovered diamond content from the Renard 3 individual sub-samples, and the complete Renard 3 underground sample, does not conform to the definition of a "mineral resource" grade established by NI 43-101. The Renard 3 samples processed to date have been selected from each of the geological units encountered in the underground drifts. In the process of establishing a NI 43-101 compliant resource calculation for the Renard kimberlite pipes, a detailed geological models for each body will be created and individual geologic units observable within the pipes will be reconciled with diamond recovery information.

The joint venture expects to announce complete diamond results by the third quarter of 2007, and the cumulative diamond parcel from the three sampled kimberlites will undergo a valuation immediately thereafter. On July 23, 2007, the Company reported that AMEC and Agnico-Eagle had been engaged to prepare a comprehensive Pre-Feasibility study on potential mining scenarios at Foxtrot. The Pre-Feasibility study will comprise two phases. Phase one will include preliminary geological, geotechnical, environmental and hydro-geological assessment. Phase two will comprise the independent NI 43-101 compliant resource calculation, a mining model, mine design, diamond plant design, capital and operating cost estimation, and financial modeling. Phase 1 work has already commenced, with the commencement of Phase 2 dependent upon joint venture approval following the receipt of final bulk sample diamond recovery and valuation results.

Aviat Property, Nunavut

The Company's interest in the 2.5 million acre Aviat Property is governed by a joint venture agreement with BHP Billiton and Hunter. Initially, the Company held a 70% interest in the property, BHP Billiton held a 20% interest and Hunter held a 10% carried interest. Stornoway is the Operator. BHP Billiton chose not to participate for its share of the 2006 Aviat Property exploration program. As a consequence of this election, Stornoway's interest on the Aviat Property has increased to approximately 74.1%, Hunter's interest remains at 10%, and BHP Billiton's interest has decreased to approximately 15.9%.

The AV1 kimberlite, which is located approximately 50 km west of Igloolik on the Melville Peninsula, was discovered during a regional reconnaissance sampling and prospecting program in 2002. To date, it is the largest and most developed kimberlite body on the Aviat Property. In 2004, a mini-bulk sample was completed on the body returning a grade of 0.83 carats per tonne for diamonds over 0.85 mm based on a 10.4 dry-tonne sample. Drilling in 2003 and 2004 has outlined a complex, pipe like body, approximately 240 m long and 50 m wide.

A total of eleven distinct, but likely related, kimberlite bodies have been identified on the Aviat Property since 2002 (AV1, AV1 West, AV2 Upper, AV2 Lower, AV3, AV4, AV5, AV67, AV8 Upper, AV8 Middle, and AV8 Lower). The bodies range from small pipe-like intrusions at AV1 and AV4 to layered sheet or dyke like intrusions which characterize bodies AV1 West, and AV2 through AV8. Most of the bodies are associated with surficial kimberlite boulders and/or subcrop and/or outcrop. Caustic fusion analysis of small samples collected from each of these kimberlites have proven significantly diamondiferous.

Exploration Program Update and Status

At this time last year, preliminary diamond grade results were released on the AV6 kimberlite but were later combined with the results of AV7 when they were revealed to be the same body. Diamond recovery from a series of 1.5 to 4.5 tonne mini-bulk samples collected from surface kimberlite occurrences on the Aviat One Property including the AV67, are summarized in the table below. Diamonds were recovered through a Dense Media Separation (DMS) plant owned by Stornoway, and operated by Microlithics Laboratories, Thunder Bay, ON, an independent mineral process laboratory currently providing services exclusively to Stornoway and its affiliates. The diamond sample grade for kimberlite AV4 is derived from +0.85mm stones recovered from 514kg of material (471.3kg of drill core and 42.79kg of AV4 boulders) processed through caustic fusion and previously reported. The AV4 body does not outcrop and insufficient kimberlite was available at surface to allow DMS processing of a larger sample. The macrodiamond grade for kimberlite A67 is calculated as a weighted average of grades previously reported for samples collected from the AV6 and AV7 outcrops, which were originally believed to represent two separate kimberlite bodies but are now thought to be part of a single continuous sheet-like body. A bedrock source for the AV4 East boulders has not yet been discovered and this kimberlite occurrence is not included in the 11 kimberlite total.

				Number of Diamonds Recovered (by sieve size)			
Sample	Sample Weight (dry tonnes)	Total Carats >0.850mm	Sample Grade (carats/tonne)	+0.850mm	+1.18mm	+1.70mm	+2.36mm
AV2 Upper	2.189	1.5795	0.7216	41	17	7	1
AV3	1.467	1.2690	0.8650	25	7	7	1
AV4	0.514	0.3466	0.6743	8	8	1	0
AV4 East	2.091	0.6070	0.2903	17	13	0	0
AV5	2.410	1.8025	0.7479	57	20	8	0
AV67	4.469	3.8635	0.8644	120	47	13	2
AV8 Upper	2.529	0.6545	0.2588	15	11	3	0

The following kimberlite summary table is intended for reference only, and may be subject to revision based on new results or re-interpretation of existing data. Dimensions of the bodies as reported are conservative and are confined to areas that have been drill tested or subjected to surface trenching. The kimberlites remain open along strike, down-dip and in some cases up-dip as well. Not all drilling to date has conformed to a consistent grid pattern.

					Approximate Dimensions Implied By Current Drilling			
Kimberlite Body	Body Type	Kimberlite Cluster or Group	Grade (carats per tonne) for stones >0.85mm	Tonnes processed through DMS to date	Average or Assumed Width/ Thickness (m)	Drilled Strike Extent or Length (m)	Drilled Depth or Dip Extent (m)	Dip (degrees)
AV1	pipe-like	west	0.83	10.4	50	225	120	subvertical
AV1 West	sheet-like	west	n/a	n/a	1.2	200	100	subvertical
AV4	pipe-like	west	0.67	0.5	23	120	100	subvertical
AV2 upper	sheet-like	east	0.72	2.2	1.6	150	200	~10
AV2 lower	sheet-like	east	n/a	n/a	3.3	150	200	~10
AV3	sheet-like	east	0.86	1.5	3.5	400	200	~8-12
AV5	sheet-like	east	0.75	2.4	1.5	200	150	~10-15
AV67	sheet-like	east	0.86	4.5	4.2	1000	400	~8

AV8 upper	sheet-like	east	0.26	2.5	2.9	650	375	~10-15
AV8 middle	sheet-like	east	n/a	n/a	2.0	300	375	~15-20?
AV8 lower	sheet-like	east	n/a	n/a	1.0	300	375	~10-15

n/a = no macrograde available (diamonds recovered from caustic fusion only)

The eight eastern kimberlites were intersected over an area measuring about 1.5 by 3.5km and comprise shallowly dipping (8 to 20 degrees), macrocrystic hypabyssal kimberlite sheets with associated zones of kimberlite breccia. These kimberlites are thought to be part of a sequence of layered, horizontally stacked sheets separated by vertical distances of 10 to 30m. Prospecting and till sampling results indicate that additional kimberlite sources occur within the same area, and will be the object of future drilling. The Company is continuing to investigate the hypothesis, supported by 88 drill holes completed in the area to date, that the eight eastern kimberlites represent occurrences of a single system of stacked kimberlite sheets underlying the entire 1.5 by 3.5 km area. One such sheet alone would represent a substantial potential tonnage of diamondiferous material. Additional drilling is currently being conducted to test this hypothesis, which remains conceptual at this stage.

Summer 2006 work included prospecting traverses over about 775km that successfully identified 122 new kimberlite boulder occurrences, and the collection of approximately 2,100 till samples to better define 15 unsourced indicator mineral trains with promising diamond inclusion chemistry.

Stornoway's 2007 field program on the Aviat Project commenced in early May under a budget of $2.75 million. Exploration activities have focused on discovering the source of the 'northern' mineral anomaly as well as testing the continuity/surface projection of the other Aviat bodies outlined by work in 2006. Drilling began in mid-May. Sampling (both till and rock) and prospecting will be initiated once snow cover has melted sufficiently, and will run for the duration of the program (currently anticipated to be in late August/early September).

Churchill Property, Nunavut

The Company acquired a 35% interest in the diamond rights to the Churchill Property pursuant to a letter agreement dated June 13, 2002 by incurring $750,000 in exploration expenditures and issuing 300,000 common shares of the Company to Hunter. The Churchill Property is now held under the terms of a joint venture agreement dated August 1, 2004, among the Company, BHP Billiton and Shear Minerals Ltd. ("**Shear**"). Shear and Stornoway currently own a 51.89% and a 35.61% interest respectively in the Churchill Diamond Project, with Shear as the operator - the remaining interest is held by BHP Billiton. The Churchill Property is subject to a 2% GOR/NSR in favour of Hunter.

On April 25, 2007, Shear and Stornoway announced that they had entered into an agreement to acquire the remaining 12.5% interest owned by BHP Billiton. Under the terms of the purchase agreement dated April 20, 2007, Shear and Stornoway will each acquire 50% of the BHP Billiton interest for the sum of $4 million each, to be paid by $1.25 million cash and the issuance of common shares valued at $2.75 million. The Shear common shares will be issued at a deemed price of $0.70 per share and the Stornoway common shares at a deemed price of $1.25 per share. The transaction closed July 17, 2007; Stornoway issued 2,200,000 common shares with a fair value at the time of issuance of $2,134,000 and made a cash payment of $1,250,000 for its 6.25% share of BHP Billiton's interest. As a result, Shear and Stornoway now own a 58.14% and 41.86% interest, respectively in the project.

The Churchill Property comprises approximately 1.2 million acres located near the community of Rankin Inlet in the Kivalliq Region of Nunavut, Canada. Mineral rights to any non-diamond commodities within the Churchill Property have been held by an unrelated company (Kaminak Gold Corp.) since November 2005.

Exploration activities commenced in 2001 and to date there have been some 8,433 till samples collected across the property at variable densities, including both regional and detailed sampling. The majority of these samples have been processed through independent commercial laboratories although some 166 were processed and picked onsite at the Shear field camp during the summer of 2006. In addition to till sampling, prospecting has resulted in the discovery of about 75 occurrences of kimberlite float boulders, several of which are unsourced at the present time. The joint venture has also collected approximately 67,117 line kilometers of fixed wing aeromagnetic data, 35,594

line kilometers of helicopter magnetic and frequency domain electromagnetic data and 183 line kilometers of helicopter magnetic and time domain electromagnetic data. To follow-up the hundreds of priority airborne geophysical anomalies identified from this work, some 300 ground geophysical grids have been completed, consisting primarily of magnetic and/or electromagnetic surveys. More than 125 drill holes have been undertaken to test promising targets.

To date there are 47 kimberlites known on the Churchill Property, including both pipe-like and dyke-like bodies. Caustic dissolution of kimberlite samples from bodies discovered prior to 2006 demonstrated the presence of diamonds in some bodies, but in low concentrations. Analyses of kimberlite indicator minerals collected from those pre-2006 kimberlites, when compared to the chemistry of grains recovered from till sampling, suggested that there were undiscovered kimberlites of high interest.

High counts of pyrope garnets and kimberlite fragments were recovered from a till sample from the Sedna Corridor at Churchill in early 2006. A 19.9 kg sample (05PST003), collected near the head of a high-interest kimberlite indicator mineral dispersion train, yielded estimated anomalous indicator mineral grain counts and abundant altered kimberlite fragments, distinctly different from the kimberlites drilled to that point in time on the property. A total of 162 diamonds, including three macrodiamonds (defined as greater than or equal to 0.5mm in two dimensions), were recovered and reported in April of 2006 from 7.0 kg of the unprocessed, screened fractions and 0.97 kg of the unpicked, processed, concentrate from the original 19.9 kg till sample. Subsequent drilling intercepted a narrow (~0.75m), NW-SE trending kimberlite over a strike length of about 100m. A total of 303 diamonds, including four macro diamonds were recovered from a composite 22.8kg sample of kimberlite collected from seven drill holes testing the PST003 target. This discovery represented the first intersection of a significantly diamondiferous body on the Churchill Property.

Three additional kimberlites were discovered during the summer/fall of 2006 at the Churchill Property in the vicinity of unsourced, high interest indicator mineral anomalies identified from previous work. The Notch kimberlite outcrop occurs in an overburden covered grassy area within a prominent outcrop of iron formation. The kimberlite appears to be dyke-like, trending north-south, with an approximate width of between 0.7 and 1.0m. The Jigsaw kimberlite outcrop occurs under a thin layer of till along a prominent east-west trending grassy linear. The body appears to be dyke-like, approximately 1m in width where exposed at surface. Drilling in October 2006 resulted in the discovery of the Kahuna kimberlite dyke with true widths in the order of 3.5-4.0m based on drilling as well as surface exposures.

During 2006, four mini-bulk surface trench samples were collected by Shear using a small excavator on tracks, and by hand, at the Kahuna, Notch, Jigsaw and PST kimberlites for a total of 19.8 wet tonnes of material (17.26 dry tonnes). Samples were collected and placed into one tonne sample bags at each of the four sites. A geologist and/or geological technician was onsite to ensure kimberlite (not overburden) was sampled. All 2006 mini-bulk samples collected by Shear were part of a 'chain of custody' and were processed at DeBeers Canada's Grande Prairie DMS Plant. DMS concentrates underwent caustic fusion and macro-diamond recovery at the Saskatchewan Research Council (SRC).

On February 12, 2007, Stornoway and Shear announced the results of the Churchill mini-bulk sampling. In total, 585 diamonds greater than 0.85mm were recovered yielding 16.42 carats from a cumulative 17.26 dry tonne sample. The PST kimberlite yielded a sample grade of 2.04 carats per tonne (cpt). The Kahuna kimberlite yielded a sample grade of 1.09 cpt. The Notch kimberlite yielded a sample grade of 0.69 cpt and a smaller sample of 0.5 tonnes at Notch North yielded 0.4 carats or a sample grade of 0.8 cpt. The Jigsaw kimberlite yielded a sample grade of 0.39 cpt. All calculations are based on diamond weights from stones found on the 0.85mm square mesh sieve size or larger as shown in the table following:

Sample Number	Sample Weight Dry (tonnes)	Sample Grade Carats per tonne (+0.85mm)	Weight of Diamonds Recovered (carats) (>+0.85mm)	Number of stones >0.85 mm	0.85 mm Sieve	1.18 mm Sieve	1.7 mm Sieve	2.36 mm Sieve	3.35 mm Sieve
PST003[1]	3.55	2.04	7.24	229	126	76	20	6	1
Kahuna[2]	3.13	1.09	3.4	175	129	38	6	2	0
Notch[3]	4.93	0.69	3.39	133	75	45	13	0	0
Notch North[4]	0.5	0.8	0.4	23	15	7	1	0	0
Jigsaw[5]	5.15	0.39	1.99	72	47	16	8	1	0

(1) Largest stone dimensions 5.1x4.4x2.8mm white octahedroid; 5.6x4.6x2.2mm white twinned octahedron; 3.7x2.84x2.6mm white broken octahedron.

(2) Largest stone dimensions: 4.78x3.94x2.66mm white; 4.08x3.58x2.56mm white broken aggregate, 2.4x2.2x2.14mm pink cubic.

(3) Largest stone dimensions: 3.6x3.4x1.92mm white broken aggregate; 3.64x2.4x1.8mm colorless broken, 3.1x2.1x2mm white 2.9x2.3x2.1 colorless octahedron.

(4) Largest stone dimensions: 3.24x1.88x0.9mm white fragment; 2.04x1.48x1.28mm amber octahedroid; 1.7x1.58x1.2mm clear octahedroid.

(5) Largest stone dimensions: 3.08x2.9x2.6mm black octahedroid; 2.2x1.82x1.44mm colorless broken, 3.72x2.32x2.3mm colorless broken aggregate.

In addition to the mini-bulk samples, surface 'check' grab samples of each of the four dykes were collected for caustic fusion. In total, 792.85kg of material was submitted for micro-diamond analyses at the SRC whereby 3,477 microdiamonds and 250 macrodiamonds were recovered.

A budget of $8.5 million was approved for the 2007 exploration season and included plans for the minibulk sampling of up to 500 tonnes of kimberlite from the Kahuna and Notch diamondiferous dikes. Other plans include snowmobile ground geophysics to collect detailed magnetic data at 40m line spacing within corridors of high interest G10 chemistry, ongoing exploration drilling to find the source of 17 pyrope dispersion trains, ongoing till sampling and prospecting throughout the summer season, structural study and interpretation and ongoing environmental baseline data collection.

Mobilization of the 40 person Sedna Camp commenced in April of this year and on May 2 it was announced that a 400 tonne sample of the Kahuna kimberlite had been extracted with the intention of recovering a minimum 200 carat parcel for preliminary valuation. Grade and diamond valuation results are due in the early fall. At this time it is uncertain whether the Notch minibulk sample will be taken in this exploration season due to logistical concerns.

Exploration drilling in late April intersected a new kimberlite, KD308. Two holes were drilled into the target. Both intersected kimberlite that is interpreted to represent a possible kimberlite blow with a true width of about 23 metres situated along a prominent structure that parallels the Kahuna trend, some 2.5 kilometres to the east.

Representative samples have been sent for petrographic analysis by Mineral Services Canada. A total of 160kg of split core from both holes has also been shipped to the Saskatchewan Research Council for microdiamond recovery with results due this summer.

Based on exploration conducted throughout the area, diamondiferous kimberlites exist within the Churchill Property. Newly discovered kimberlites contain significant quantities of micro- and macro-diamonds and should be considered important for two reasons: (1) validation that the Churchill Property is a prospective property with

respect to finding an important diamond discovery and/or deposit; and (2) additional high quality diamond indicator mineral anomalies exist in till elsewhere on the Churchill Property, are spatially separate from the existing known kimberlites and therefore the source has yet to be discovered.

Till sampling, drilling and geophysics conducted to date, along with the favourable geology and recent discoveries indicates that the Churchill Property has sufficient merit to justify further exploration. Significant diamond counts from the Kahuna, Notch, Jigsaw and PST003 kimberlites warrant further work.

Additional Properties of the Company

In addition to the material properties described above, the Company holds interests in three other advanced exploration stage properties, being the Quilalugaq Property in Nunavut, the Buffalo Head Hills Property in Alberta and the Timiskaming Property in Ontario, as well as numerous earlier stage exploration properties.

Quilalugaq Property, Nunavut

The Quilalugaq Property is 1.04 million acres and lies on the Melville Peninsula in Nunavut. It hosts 10 diamondiferous kimberlites with large tonnage potential that have been identified since 2003. Stornoway's exploration activities in 2006 identified two additional kimberlite bodies through prospecting. Stornoway may earn up to a 50% interest in the Qilalugaq Diamond Property by spending a total of $9 million before December 31, 2011. Thereafter, a joint venture will be formed whereby the partners agree to jointly fund the next $6 million in property expenditures over two years. After $6 million in expenditures have been incurred, BHP Billiton shall have a one time election to earn a further 15% interest in the project (bringing its total interest to 65%) by incurring the next $15 million in expenditures within three years of the formation of the joint venture.

Buffalo Hills Property, Alberta

On April 26, 2007, the Company announced that its wholly owned subsidiary, Ashton, had entered into an agreement with Diamondex Resources Ltd. ("**Diamondex**") and Shore Gold Inc. ("**Shore**") under which Ashton has agreed to sell its interest in the Buffalo Hills property in north central Alberta for a total consideration of $17.5 million. The agreement provides that Shore and Diamondex will pay $8.75 million and $6.25 million respectively in cash, and Diamondex will pay a further $2.5 million in the form of common shares of Diamondex. The sale closed July 24, 2007. The Company received 6,031,363 Diamondex common shares with a fair value of $1.9 million at the date of issuance.

Timiskaming Diamond Project, Ontario/Quebec

The Timiskaming Diamond Project is located in northeastern Ontario/northwestern Quebec. The Company currently maintains a 100% interest in over 280,000 acres of exploration licenses and has to date discovered nine kimberlite bodies in the region. The 95-2 pipe on the property yielded a population of highly commercial diamonds at marginally sub-economic grades in a mini-bulk sample program conducted between 2003 and 2004. Between 2005 and 2006, Contact identified several new kimberlitic indicator mineral trains in the area suggesting the existence of multiple, to date undiscovered kimberlites in the area. Exploration activities in 2007 include follow up till sampling, airborne geophysics, claim staking and drilling, where warranted, of potential kimberlite targets. Drill testing of one such target in November 2006 resulted in the discovery of the BA-19 kimberlite in Baby Township, Fugereville, Québec.

Other Properties, Nunavut

Stornoway holds interests in over 40 other earlier stage exploration properties, either by way of staking or permitting or under option agreements or joint venture agreements in Canada and Botswana, collectively covering over 6.6 million acres (or approximately 13.4 million acres when the material, advanced and early stage properties are totalled). Stornoway anticipates continued property acquisition and evaluation as a result of their ongoing generative exploration programs.

Stornoway announced on July 10, 2007, an option agreement with Bayswater Uranium Corporation ("Bayswater") to option the diamond rights to the 1,064,353 acre **Itza Lake uranium property**. Located 80 kilometres northwest of the hamlet of Baker Lake, Nunavut, marginal to the North Thelon Basin, Itza Lake's diamond potential was recognized late last year through an airborne geophysical survey that identified a number of circular, magnetic features, similar to those associated with kimberlite pipes.

Situated east of Committee Bay in the Kugaaruk area, the **IC/LO and TIM** diamond projects are operated by Trigon Exploration Canada Inc. ("Trigon"). Stornoway is earning an interest through our wholly owned subsidiary Contact. Airborne geophysical surveys, till sampling and prospecting have been undertaken on the properties but no kimberlites have been discovered to date. Stornoway is currently sole funding the 2007 exploration program which consists of the processing of till samples collected in 2006. The Company's interest in the IC Property is 53.33% and 27.2% in the TIM Property. On June 7, 2007, Diamondex announced their intention to purchase all of Trigon's diamond interests and at the time of writing, this purchase agreement had not yet closed.

In the Coronation Gulf (North Slave) area of Nunavut, Stornoway directly holds, or has the right to earn, interests varying from 30 to 100% in a series of ten different properties that total approximately 245,340 acres. The Company is the operator on eight of these properties (**Aqua, Bear, Diva, Jewel, Jubilee, KUG, Sceptre and Tiara**). Stornoway's wholly-owned subsidiary, Ashton, is the operator of the Kikerk property and Diamondex is the operator of the Peregrine property. Stornoway has been active in the Coronation Gulf area since 2002, although the original landholdings have been significantly reduced since that time. Extensive till sampling, airborne and ground geophysical surveying and diamond drilling failed to identify any insitu kimberlite bodies on properties operated by Stornoway. Ashton has identified several narrow dyke-like weakly diamondiferous kimberlites on the **Kikerk** property, with the most recent drilling completed in 2005. Select mineral claims from the Kikerk property have been converted to Canada Mining Leases, but no further work is planned at this time. Numerous boulders of kimberlite float and discrete indicator mineral distribution trains were identified. The Company is still investigating several of these as potential exploration targets and may undertake more work in 2007.

In mid 2006, Ashton optioned the Kim, Ric, Vic, Eokuk and James River properties to Vaaldiam Resources Limited ("**Vaaldiam**"). As part of their earn-in, Vaaldiam collected some 88.25 dry tonnes of material from surface exposures of the Artemisia kimberlite, and another 1.2 dry tonnes from the Pegasus kimberlite. For Artemisia, Vaaldiam has reported the recovery of 13.038 carats of diamonds by DMS processing (using a 0.85mm square mesh screen cut-off), resulting in a grade of 14.77 carats per hundred tonnes (cpht). The largest stone, described as an off white, transparent octahedron, measured 1.011 carats. No stones were recovered on a 0.85mm square mesh screen for the Perseus kimberlite. Although the mini-bulk sampling results for Artemisia confirmed the presence of commercial sized diamonds, Vaaldiam has informed Stornoway of their intention to terminate Vaaldiam's participation in the Coronation Gulf properties.

BODY	Dry Sample wt (tonnes)	No. Stones > 0.850mm	Carat wt. >0.850mm	>0.850mm Grade ct/t	+0.850 mm	+1.18 mm	+1.70 mm	+2.36 mm	+3.35 mm
Artemisia	88.26	562	13.038	0.14773	383	150	25	3	1

Other Properties, Northwest Territories

The **RAM and SHU properties** are located approximately 140 kilometres northeast and 120 kilometres east of Yellowknife, NWT, respectively. These projects are held under a joint venture agreement between Stornoway (53.21%) and Trigon Exploration (46.79%). On June 7, 2007, Diamondex announced their intention to purchase all of Trigon's diamond interests, and at the time of writing, this purchase agreement had not yet closed. The RAM property shows geochemical evidence indicating that this part of the Slave Craton is underlain by a very thick lithosphere which is favourable for diamond bearing kimberlites, while the SHU claims are located in the suspected source area of a distinct train of mantle derived indicator minerals identified by Trigon during their 2003 and 2004 reconnaissance work.

The **Owhik Project** is a 50/50 joint venture between Stornoway and Diamondex that governs exploration on four prospecting permits (265,622 acres) and nine mineral claims (about 22,210 acres) situated in the northern Mackenzie Delta near the towns of Inuvik and Aklavik. Stornoway and Diamondex have completed airborne geophysical surveys, heavy mineral sampling and ground geophysical surveys over select targets. To protect specific areas of interest, staking activities have been undertaken on one of the prospecting permits that were scheduled to lapse in early 2007. No targets were drill tested during 2006 but the joint venture plans to drill test targets in 2007.

The **Blackstone, Shegonla, Eetsee** properties represent three different project areas that were acquired in the southern Northwest Territories based on the results of the 2005 generative program. Stornoway maintains a 100% interest in the 734,000 acre Blackstone property, the 129,400 acre Shegonla property, and the 205,800 acre Eetsee property and is the operator on all three. Ground geophysics and auger drilling were conducted at the Blackstone Project in June of this year.

In May 2004, Stornoway entered into an option agreement with Strongbow to earn up to a 60% interest in three properties, **Daring Lake, Starfish and LDG**, representing more than 150,000 acres of prospective diamond claims located in the Lac de Gras region of the Northwest Territories. Poor results on the Starfish Property led the Company to write off all exploration costs relating to the 2004 program, and to return the Starfish Property to Strongbow. The Company undertook drill programs on the LDG Property in late 2005 and again in early 2006. A total of eight holes were drilled in 2005 and six holes in 2006. No kimberlite was intersected in either program although the targets were explained by non-kimberlitic intrusions, graphitic metasediments and sulphide occurrences. None of the latter has returned analyses of economic interest. The company also undertook till sampling on the Daring Lake Property in 2005 and 2006, and on the LDG Property in 2005 and 2006. The Company has returned both properties to Strongbow.

Other Properties, Alberta

As a result of the 2005 generative program, Stornoway acquired four property areas in northern Alberta totaling almost 1 million acres: **the Bistcho, Steen, Zama and Heinz** properties. Acquisitions were based on the results of 2005 generative till sampling, coupled with some government sampling data. Work in 2007 will consist of ground checking and ground geophysical surveys of airborne targets. Promising targets derived from this work will be prioritized for drilling, depending on weather and logistical considerations. Stornoway is operator and maintains a 100% interest in each of these properties.

In late July 2006, Stornoway entered into an option agreement with Grizzly Diamonds on the 820,600 acre **Calling Lake** property, situated northwest of Calling Lake over the Pelican Mountains in north-central Alberta. Stornoway may earn up to a 70% interest in the project. In June 2007, the partners completed anomaly ground checks of the 47 priority magnetic targets selected for follow-up exploration from airborne magnetic data, 19 remain priority for ground geophysical surveying and sampling.

Other Properties, Saskatchewan

Stornoway holds a 100% interest in two permits comprising the 242,720 acre **Pikoo** property, acquired in early 2007 and situated in central Saskatchewan. An airborne geophysical survey designed to identify the source of promising indicator mineral results obtained during Stornoway's 2006 reconnaissance till sampling programs has been completed over the property. Anomalies derived from the airborne survey, as well as unsourced indicator mineral anomalies, will be investigated later in the 2007 season.

Botswana

Stornoway and Motapa Diamonds Inc. are jointly exploring for diamonds on the 1.07 million acre Sua Pan Project in Botswana, Africa. The Sua Pan is a large dry lake bed not conducive to conventional heavy mineral prospecting techniques. Kimberlite indicator minerals are common in samples collected on the periphery of the pan, and diamonds have been recovered from five sample locations, suggesting the possibility of local kimberlite sources. Final results of an 11,510 line kilometre proprietary Falcon™ airborne gravity gradiometer/magnetometer system have been assessed and some forty-six targets of interest were identified. Stornoway followed up by conducting ground geophysics on 28 of these anomalies. There are currently 10-12 targets of interest slated for drilling in 2007 (unseasonably wet weather conditions experienced in 2006 prevented the testing of these targets last year). Timing depends on ground conditions on the pan and the availability of a drilling rig.

The property is situated some 50km north-northeast of the Orapa Mine within Botswana's Cretaceous kimberlite trend. Botswana is the world's leading diamond producer by value and its mines, Jwaneng, Lethlakhane and Orapa are amongst the most profitable. The country is democratically ruled, boasting a growing economy and a stable political environment.

RECENT CORPORATE DEVELOPMENTS

On July 24, 2006, Stornoway announced its intention to make an offer (the "Ashton Offer") to purchase all of the outstanding shares of Ashton. In connection with the Ashton Offer, the Company entered into a lock-up agreement with two subsidiaries of Rio Tinto plc under which they agreed to tender approximately 51.7% of the outstanding Ashton shares into the Ashton Offer. The formal Ashton offer was made on August 10, 2006. Under the terms of the Ashton Offer, Ashton shareholders had the right to elect to receive (i) $1.25 in cash (the "All Cash Alternative"); or (ii) one Stornoway share plus $0.01 in cash per Ashton share, subject to pro ration of a maximum cash consideration for the All Cash Alternative of $59.5 million. As of April 30, 2007, the Company had acquired ownership of 100% of Ashton's outstanding shares, making Ashton and its subsidiaries wholly-owned subsidiaries of Stornoway. Stornoway issued 53,802,093 common shares at a value of $56.5 million and paid $59.5 million, including transaction costs, to acquire Ashton. The acquisition was accounted for as a purchase of assets. Ashton ceased to be a reporting issuer in February 2007.

Concurrently, the Company and Contact agreed to pursue a business combination by way of a takeover bid for Contact (the "Contact Offer") by the Company. In connection with the Contact Offer, the Company entered into a support agreement with Contact under which Contact's management agreed to support the Contact Offer. In addition, the Company entered into a lock-up agreement with Agnico-Eagle under which it agreed to tender approximately 31% of the outstanding Contact shares into the Contact Offer. The formal Contact Offer was made on August 11, 2006. Under the terms of the Contact Offer, each Contact shareholder was entitled to receive 0.36 of a Stornoway share per Contact share. As at April 30, 2007, Stornoway had acquired a 100% interest in Contact, making it a wholly-owned subsidiary of Stornoway. In consideration, Stornoway issued 15,794,414 common shares at a value of $15.8 million and paid $1.9 million in transaction costs associated with the take-over.

The Company funded the cash portion of the Ashton Offer using existing cash resources, a $32,500,000 bridge facility underwritten by a Canadian Chartered Bank (the "Bank") and the proceeds from a $22,500,000 private placement of subscription receipts to Agnico-Eagle.

The Company drew $23.9 million from the bridge facility (which bore interest at the Bank's Prime Rate + 4.5% per annum) and repaid the entire amount on March 20, 2007. As part of the bridge facility, the Company paid a commitment fee of $1,000,000, a fee of $2,000,000 when the bridge facility was drawn and a fee of $1,500,000 was paid three months following the drawdown. The costs associated with the bridge facility have been deferred and amortized over the term of the loan.

In July 2006, Agnico-Eagle subscribed for 17,629,084 subscription receipts of the Company at a price of $1.2763 per subscription receipt for gross proceeds of $22.5 million. $20.0 million of the subscription receipts were converted into 15,670,297 common shares of the Company and the remaining $2.5 million of the subscription receipts were converted into 1,958,787 shares of the Company when the Company drew down on the $32.5 million bridge facility.

On March 16, 2007, the Company closed a nonbrokered sale of $20,000,000 in unsecured convertible debentures to Agnico-Eagle ($10 million) and Lorito Holdings Limited ($10 million), a Lundin Family Trust. The debentures mature March 15, 2009 and interest is payable under the debentures quarterly at 12% per annum. The Company issued two series of debentures, $10 million in Series A Debentures that provide the Company may repay principal on the maturity date in cash or common shares of Stornoway ("Shares") at the Company's election and $10 million in Series B Debentures that provide the Company must repay principal on the maturity date in cash or Shares at the holder's election. If principal is paid in Shares, the Shares will be issued at a price of the lower of $1.25 and the five day volume weighted average price of the shares ending three trading days before the payment date. The Company will have no right of prepayment. Interest payments may be paid in cash or in Shares, at the Company's election. If interest is paid in Shares, the Shares will be issued at a price of 95% of the five day volume weighted average price of the shares ending three trading days before the payment date. The proceeds of the debenture financing were used

to repay amounts owing under the bridge facility that was used to finance the acquisition by the Company of Ashton. In June 2007, the Company issued 604,900 common shares at a value of $0.9919 per share to the holders of the convertible debentures, representing the first quarterly interest payment due and payable.

In connection with the Ashton Offer and the Contact Offer, the Company entered into an agreement with a Canadian Chartered Bank (the "Bank") for financial advisory services. Under the terms of this agreement, the Company paid the Bank fees totalling $1,300,000. These fees have been accounted for as a cost of the purchase of Ashton and Contact.

In connection with the Ashton Offer and the Contact Offer, the Company entered into a Fiscal Advisory agreement with Canaccord Capital Corporation ("Canaccord"). Under the terms of this agreement, the Company paid Canaccord fees totalling $1,000,000. These fees have been accounted for as a cost of the purchase of Ashton and Contact.

Stornoway completed a $25 million bought deal financing on April 11, 2007 consisting of 6,670,000 flow-through common shares at a price of $1.50 per share for gross proceeds of $10,005,000 and 12,500,000 Units at a price of $1.20 per Unit for gross proceeds of $15,000,000. Each Unit consists of one common share and one-half of one common share purchase warrant, each whole common share purchase warrant entitles the holder to purchase one additional common share at a price of $1.50 per share on or before April 11, 2009. On April 30, 2007, the over-allotment option was exercised and Stornoway issued 1,875,000 Units at $1.20 per Unit for gross proceeds of $2,250,000. As part of the bought deal and the overallotment exercise, Stornoway paid a cash commission of $1.6 million (equal to 6% of the gross proceeds of the offering) and granted the underwriters a total of 862,500 common share purchase warrants which entitle the underwriters to purchase up to 862,500 common shares at $1.20 per share until April 11, 2008.

RISKS AND UNCERTAINTIES

No Operating Profit - Need For Additional Funds – Dilution

The Company has no history of profitable operations and its present business is at the exploration stage. The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Such means of financing typically result in dilution of a shareholder's interest, either directly as a result of issuing equity securities or indirectly through dilution of an interest in one of the Company's Projects. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development of its properties and ultimately in the loss of its properties.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and it may have its interest in the properties subject to such agreements reduced as a result. Also, if other parties to such agreements do not meet their share of such costs, the Company may not be able to finance the expenditures required to complete recommended programs.

Exploration and Development

Diamond exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover diamond deposits but also from finding diamond deposits that, though present, are insufficient in quantity and quality to return a profit from production.

All of the claims and permits to which the Company has a right to acquire an interest are in the exploration stages only and are without a known body of commercial ore. The business of diamond exploration in northern Canada can be a lengthy, time consuming, expensive process and involves a high degree of risk. Upon discovery of a

diamond bearing kimberlite, the primary host-rock for diamonds, several stages of assessment are required before its economic viability can be determined. Assessment includes a determination of deposit size (tonnage), grade (carats/stone), diamond value (US$/carat) and the associated costs of extracting and selling the diamonds. Development of the subject diamond properties would follow only if favorable results are obtained at each stage of assessment. Although the Company has reported recoveries of diamonds from material extracted from kimberlite occurrences on the Company's properties, the amount of material extracted is small and continuity of the diamond content of the kimberlitic body is not assured and cannot be assumed. The development of a diamond mine in northern Canada has typically taken between seven and ten years from its initial discovery. Few diamond deposits discovered are ultimately developed into producing mines.

There is no assurance that the Company's diamond exploration activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major diamond deposit, no assurance can be given that diamonds will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Nature of the Securities

The purchase of securities of the Company involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. The Company's securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of the Company should not constitute a major portion of an investor's portfolio.

Price Volatility of Public Stock

The market price of securities of the Company have experienced wide fluctuations which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Company's shares will be subject to market trends generally and the value of the Company's shares on the Toronto Stock Exchange may be affected by such volatility.

Supplies, Infrastructure, Weather and Inflation

The Company property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on mineral properties. Power may need to be generated on site.

Due to the remoteness of its exploration projects, the Company is forced to rely heavily on air transport for the supply of goods and services. Air transport in northern Canada is very susceptible to disruptions due to adverse weather conditions, resulting in unavoidable delays in planned programs and/or cost overruns.

Recent, improved market conditions for resource commodities after several years of record low prices has resulted in a dramatic increase in mineral exploration investment and activity in Canada. While inflation has not been a significant factor affecting the cost of goods and services in Canada in recent years, this renewed exploration activity has resulted in a shortage of experienced technical staff, and heavy demand for drillers, geophysical surveying crews and other goods and services needed by the exploration community.

It is difficult at this stage to quantify the effect of increased demand for these goods and services used in the Company's exploration programs, but there is anecdotal evidence that cost increases during the upcoming field season will be considerably higher than the rate of inflation prevailing in other sectors of the economy. Exploration companies can also expect to experience difficulty in scheduling drilling contracts, airborne geophysical surveys and other services that are key components of early stage exploration programs.

Market for Diamonds

The mining industry, in general, is intensely competitive and there is no assurance that, even if commercial quantities of diamonds are discovered, a profitable market will exist for the sale of the diamonds produced. Factors beyond the control of the Company may affect the marketability of any diamonds or other minerals discovered. Pricing is affected by numerous factors beyond the Company's control such as international economic and political trends, global or regional consumption and demand patterns, increased production and the influence of the world's largest diamond producer, De Beers Consolidated Mines Ltd. There is no assurance that the price of diamonds recovered from any diamond deposit will be such that they can be mined at a profit.

Marketability of Diamonds

The marketability of diamonds acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of processing facilities, processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, requirements for "value added" processing of rough diamonds in northern Canada and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

Title Risks

Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Surveys have not been carried out on the majority of the Company's mineral properties, therefore in accordance with the laws of the jurisdiction in which such properties are situated, their existence and area could be in doubt.

Environmental Regulations, Permits and Licenses

The Company's operations are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, safety and other matters. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a direction of stricter standards, and enforcement, and higher fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations.

The current operations of the Company require permits from various domestic authorities and such operations are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

The Company believes it is in substantial compliance with all material laws and regulations, which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for its operations and exploration activities will be obtainable on reasonable terms or on a timely basis or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Operating Hazards and Risks

While the Company does not presently engage in mining operations, its goal is to discover and develop a diamond deposit and put it into production. Mining Operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of diamonds and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

Competition for Properties

The mining industry is intensely competitive in all its phases, and the Company competes with other companies that have greater financial resources and technical capacity. Competition could adversely affect the Company's ability to acquire suitable properties or prospects in the future.

Economic Conditions

Unfavorable economic conditions may negatively impact the Company's financial viability. Unfavorable economic conditions could also increase the Company's financing costs, decrease net income, limit access to capital markets and negatively impact any of the availability of credit facilities to the Company.

Dependence on Management

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (British Columbia) dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company's directors, disclose his interest and refrain from voting on the matter unless otherwise permitted by the Business Corporations Act (British Columbia). In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected unaudited consolidated quarterly financial information of Stornoway and is derived from the unaudited quarterly consolidated financial statements prepared by management. Stornoway's interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and **expressed in thousands of Canadian dollars** (except for per share amounts).

Period	Revenues(1)	Income or (Loss) from Continued Operation and Net Income (loss)	Basic Earnings (Loss) per share(2) from Continued Operation and Net Income (loss)	Fully Diluted Loss per share(2) - from Continued Operation and Net Income (loss)
Three months ended April 30, 2007	(99)	(3,037)	(0.02)	(0.02)
Three months ended January 31, 2007	188	(3,953)	(0.03)	(0.03)
Three months ended October 30, 2006	628	(7,794)	(0.08)	(0.08)
Three months ended July 31, 2006	223	(4,353)	(0.05)	(0.05)
Three months ended April 30, 2006	208	(608)	(0.01)	(0.01)
Three months ended January 31, 2006	210	(627)	(0.01)	(0.01)
Three months ended October 30, 2005	193	(254)	(0.00)	(0.00)
Three months ended July 31, 2005	185	(282)	(0.00)	(0.00)

(1) Revenues consist of interest income earned on short-term, liquid investments and property management fees earned from several joint venture properties. The Company has no operating revenues.

(2) Based on the treasury share method for calculating diluted earnings.

Prior to 2005, the Company had focused its exploration activities on northern Canada where mineral exploration is seasonal, with work typically conducted between March and October. During the winter months, the Company's technical team typically reviews the results from lab and analytical work to plan for the next field season. Recent land acquisitions in other parts of Canada, including the land-holdings of Ashton and Contact in Ontario and Quebec in particular, will allow the Company to expand its current field season by several months. The Company's cash flow is affected by the seasonality of the exploration business, and fluctuations in general and administrative expenses are typically seasonal as well.

Quarterly results will vary in accordance with the Company's exploration and financing activities. The acquisition of Ashton and Contact in the Current Year significantly increased the Company's land position, employees and market capitalization. To finance this growth, the Company raised approximately $31.0 million through the issuance of equity and $20.0 million through the issuance of convertible debentures. The Company's growth is reflected in higher general and administrative expenses in the Current Year. In a typical year, the Company's legal fees will increase in periods where property option and joint venture agreements are in development and negotiation, and investor relations activities increase in proportion to shareholder inquiries, communications and as a result of the Company's periodic "roadshows". Stock-based compensation expense varies, and is dependant upon the size, timing and estimated fair value of the stock option grants. Resource property write-offs also vary in accordance with exploration results and changes to the Company's land position and typically cannot be predicted in advance.

FOURTH QUARTER

Included in the Company's results for the fourth quarter are write-downs or write-offs of the Company's capitalized resource property costs which typically have the largest impact on the Company's results from operations.

Capitalized resource property costs are written-down or written-off when management has determined there to be an impairment of value, where exploration results indicate that no further work is warranted or when the Company has not conducted active exploration on a property for within a period of two to three years. Approximately $6.4 million (Comparative Quarter - $3.5 million) was written off in the fourth quarter representing 39% (Comparative Quarter - 90%) of the total resource property costs written off in the Current Year ($16.5 million). General and administrative expenses decreased slightly from the third quarter (approximately $2.8 million) to the fourth quarter (approximately $1.6 million).

LIQUIDITY

The Company's cash and short-term investments decreased from $23.0 million at April 30, 2006 to $21.5 million at April 30, 2007. The Company's working capital as at April 30, 2007 was $18.0 million (Comparative Year - $22.4 million), consisting mostly of cash and cash equivalents and short term deposits. During the financial year ended April 30, 2007, the Company's cash position increased by $8.4 million to $21.5 million at April 30, 2007 as compared to the year ended April 30, 2006, where the Company's cash position decreased by $17.3 million to $13.1 million in cash and cash equivalents (excludes short-term deposits of $10.0 million). Cash used in operating activities during the Current Year totaled approximately $2.4 million (Comparative Year - $554,000). Write-offs of resource property costs ($16.5 million), a future income tax recovery ($2.1 million), stock-based compensation ($1.3 million), and adjustments in non-cash working capital balances ($1.4 million) represent the largest reconciling items from the statements of loss to the statements of cash flows from operating activities.

The Company's investing focus during the Current Year was the acquisition of Ashton and Contact through two concurrent take-over bids. Costs associated with the Ashton and Contact transactions include cash payments of $59.5 million to acquire shares of Ashton, $1.9 million in transaction costs to acquire shares of Contact and $4.4 million paid in financing fees related to the transactions. The Company received $19.3 million in cash from the acquisition of Ashton and $2.2 million in cash from the acquisition of Contact. In addition, the Company spent $27.5 million (Comparative Year - $12.5 million) to acquire and explore its resource properties and $954,000 (Comparative Year - $354,000) to acquire property, plant and equipment. In the Comparative Year, the Company paid $2.9 million to acquire investments (Current Year - $Nil) and the Company received proceeds of $1.4 million (Current Year - $1.8 million) from the sale of investments.

The Company financed the Ashton and Contact acquisitions through the sale of $22.5 million in subscription receipts (subsequently converted into common shares in September 2006) and with a $32.5 million bridge facility, of which only $23.9 million was drawn over the term of the loan. In March 2007, the Company repaid the entire amount owing on the bridge facility by issuing $20.0 million in convertible debentures and from working capital. The Company's exploration activities during the Current Year were financed through two equity private placements. In November 2006, the Company raised $4.2 million from the sale of 3,341,000 "flow-through" common shares and in April 2007, the Company raised gross proceeds of $27.2 million through an underwritten offering of 14,375,000 units (including an over-allotment exercise of 1,875,000 units) and 6,670,000 "flow-through" common shares. In the Comparative Year, the Company raised $8.4 million from a brokered private placement of 7,000,000 "flow-through" common shares. As at April 30, 2007, the Company must spend $10.7 million on CEE-eligible expenditures, the majority of which must be spent prior to December 31, 2008.

CAPITAL RESOURCES

The Company has no operations that generate cash flow and its long term financial success is dependant on management's ability to discover economically viable diamond deposits. The diamond exploration process can take many years and is subject to factors that are beyond the Company's control. Many factors influence the Company's ability to raise funds, including the health of the resource market, the climate for diamond exploration investment, the Company's track record and the experience and caliber of its management.

During the year ended April 30, 2007, the Company incurred an operating loss of $19.1 million; its accumulated deficit totals $35.9 million. Cash on hand at April 30, 2007 totaled $21.5 million but included in this amount is $10.7 million that must be spent on CEE-eligible expenditures prior to December 31, 2008. In addition, the Company has $20.0 million in outstanding convertible debentures that mature March 15, 2009. The debentures bear interest at 12% per annum. Quarterly interest payments can be made in cash or common shares, at the Company's election. The debentures consist of $10.0 million Series A debentures (convertible into common shares at maturity

at the Company's option) and $10.0 million Series B debentures (convertible into common shares at maturity at the holder's option). The debentures are held by Agnico-Eagle and Lorito Holdings Limited.

In order to finance the Company's exploration programs and to cover administrative and overhead expenses, the Company historically has raised money through equity sales and from the exercise of convertible securities. To finance the acquisition of the common shares of Ashton, the Company arranged for a $32.5 million bridge facility from a Canadian chartered bank. The bridge facility bore interest at the bank's prime rate plus 4.5% per annum. The Company drew $23.9 million from the bridge facility and repaid the facility in full on March 20, 2007 using existing cash resources and proceeds from the $20.0 million in convertible debentures issued. The Company paid $4.5 million in fees associated with the bridge facility and the issuance of the convertible debentures, which have been amortized over the term of the loan and, once amortized, then capitalized to resource property costs.

Subsequent to April 30, 2007, the Company entered into an agreement with Diamondex and Shore whereby the Company's wholly-owned subsidiary Ashton agreed to sell its 45% interest in the Buffalo Hills and Joint Venture Lands for total consideration of $17.5 million. On July 24, 2007, the transaction closed and Ashton received a cash payment of $15.0 million and 6,031,363 common shares of Diamondex with a fair value at the date of issuance of $1.9 million.

The Company currently has sufficient financial resources to meet its administrative overhead expenses and to undertake all of its planned exploration activities for the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activity. Management believes it will be able to raise equity capital as required in the long term, but recognize there will be risks involved that may be beyond their control. The Company intends to continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate

At July 25, 2007 the Company had 11,655,141 stock options outstanding which, if exercised, would increase the Company's available cash by approximately $17.8 million. In addition, the Company has 8,242,000 warrants outstanding, the majority of which are exercisable until April 2009 that, if exercised, would increase the Company's available cash by approximately $12.1 million.

ADDITIONAL DISCLOSURE

Additional disclosure concerning Stornoway's general and administrative expenses and resource property costs is provided in the Company's Annual Information Form and the Consolidated Statement of Loss and Deficit and the Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for April 30, 2007 and April 30, 2006 that is available on Stornoway's website at www.stornowaydiamonds.com or on its SEDAR Page Site accessed through www.sedar.com

COMMITMENTS

The Company has minimum commitments under its operating leases for its premises averaging approximately $300,000 per year through 2013.

In May 2007, the Company entered into an operating lease for additional premises. The Company is committed to annual lease payments of approximately $105,000 in respect of these premises until June 30, 2010. A portion of these payments may be recovered through sub-leases.

In addition, the Company has GICs in the amount of $57,500 as collateral security for its corporate credit cards.

Ashton has a line of credit of up to $1.4 million to satisfy exploration bonding requirements and for the use of corporate credit cards. Short-term deposits equivalent to the utilization of the line of credit are provided as collateral security.

OUTSTANDING SHARE CAPITAL

Stornoway's authorized capital is unlimited common shares without par value. As at July 25, 2007, there were 198,841,073 common shares issued and outstanding.

As at July 25, 2007, the following options are outstanding:

Number of Shares		Average Exercise Price	Year of Expiry
386,775	$	1.22	2007
2,028,715	$	1.16	2008
2,290,896	$	1.82	2009
1,120,120	$	1.30	2010
1,542,700	$	1.16	2011
2,985,080	$	1.60	2012
554,955	$	3.52	2013
329,225	$	1.09	2014
416,675	$	1.09	2015
11,655,141			

TRANSACTIONS WITH RELATED PARTIES

As at April 30, 2007, amounts due to related parties consisted of:

		April 30, 2007		April 30, 2006
International Northair Mines Ltd., a company with certain directors in common	$	**71,000**	$	17,000
Strongbow Exploration Inc., a company with a director in common		**191,000**		34,000
	$	**262,000**	$	51,000

These amounts are non-interest bearing, unsecured and are due on demand.

Transactions with related parties during the year ended April 30, 2007 consisted of:

1) Pursuant to an amended agreement with International Northair Mines Ltd. ("Northair"), a company with directors and officers in common, the Company pays a monthly administrative fee for office space and reimburses Northair for administrative services and supplies as incurred. Either party can terminate the agreement by giving three months written notice prior to the anniversary date. During the Current Year, administrative fees and rent totalling $46,200 (Comparative Year - $26,900) was paid to Northair for its services.

2) The Company paid $161,100 during the Current Year (Comparative Year - $309,100) for shared technical services and rent to Strongbow.

3) The Company received $216,000 from directors and /or officers for stock option exercises during the Current Year (Comparative Year - $51,100).

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. Such estimates and assumptions affect the determination of the potential impairment of long-lived assets, estimated costs associated

with reclamation of exploration properties, and the determination of stock-based compensation and future income taxes. Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ from its estimates. The most critical accounting policies upon which the Company depends are those requiring estimates of impairment, assumption about fair value and future income taxes.

Impairment of long-lived assets

The Company capitalizes all costs related to investments in resource property interests on a property by-property basis. Such costs include resource property acquisition costs, and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and resource property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred resource property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

Asset retirement obligations

Asset retirement obligations are the estimated costs associated with reclamation of the Company's resource properties and are recorded as a liability at fair value. The liability is accreted over time through periodic charges to operations. In addition, asset retirement costs are capitalized as part of each asset's carrying value at its initial discounted value and are amortized over the asset's useful life. In the event the actual costs of reclamation exceed the Company's estimates, the additional liability for retirement and remediation costs may have an adverse effect on the Company's future results of operations and financial condition. The Company's asset retirement obligation relates to activities at its Renard Project in Quebec. At this time, the potential asset retirement obligations in respect of the Company's exploration camps cannot be reasonably estimated.

Stock-based compensation

Stock-based compensation is accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at fair value of the options at the date of grant and is expensed over the vesting period of the award. The Company estimates the fair value using the Black- Scholes option pricing model. The key assumptions used in the Current Year were: a risk-free interest rate of 3.9% ~ 4.1%, a dividend yield of 0%, an expected volatility of 48% ~ 79% and expected term of stock options of 3 ~ 5 years. The weighted average fair value of options granted during in the Current Year was $1.20 per option. The Company converted the outstanding options of Ashton and Contact into options of the Company during the Current Year using the following assumptions: a risk-free interest rate of 4.0% ~ 4.1%, a dividend yield of 0%, an expected volatility of 44% ~ 93% and expected term of stock options of 1 ~ 8 years

The Company also uses the Black-Scholes option pricing model to value other share compensation. During the Current Year, the Company issued broker warrants pursuant to a November 2006 private placement and an April 2007 bought deal. The fair values of the warrants issued were estimated using a risk-free rate of 3.9% ~ 4.2%, a dividend yield of 0% an expected volatility of 26% ~ 46% and an estimated life of 1 ~ 2 years.

Future income tax assets and liabilities

Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The Company recorded a future income tax liability as part of the acquisition of Ashton and Contact and made certain assumptions with respect to the values of certain of Ashton and Contact's tax pools and loss-carryforward balances. Differences in the actual tax rates applied and in the timing of the settlement of temporary differences could have a material impact on the Company's reported tax assets and liabilities.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There have been no changes in the Canadian accounting policies in the Current Year. The following accounting policy changes will impact the financial year ending April 30, 2008.

Effective May 1, 2007, the Company will be required to adopt the CICA Handbook Section 1530. This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The Section will see the introduction of a Statement of Comprehensive Income. The Company is assessing the impact of the adoption of the Section on the consolidated financial statements of the Company.

Effective May 1, 2007, the Company will be required to adopt the CICA Handbook Section 3251 which replaces Section 3250. This Section establishes standards for the presentation of equity and changes in equity during the reporting period. The Company is assessing the impact of the adoption of the Section on the consolidated financial statements of the Company.

Effective May 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855 and to adopt Section 3861 which replaces Section 3860. Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Section 3861 provides standards for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity; the classification of related interest, dividends, losses and gains; the circumstances in which financial assets and financial liabilities are offset and disclosures about financial instruments and non-financial derivatives. The Company is assessing the impact of the adoption of the Sections on the consolidated financial statements of the Company.

Effective May 1, 2007, the Company will be required to adopt the CICA Handbook Section 3865. This Section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. The adoption of Section 3865 is not expected to have a material impact on the consolidated financial statements of the Company.

FINANCIAL AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, short-term deposits, accounts receivable, investments, trade payables and amounts due to related parties. Unless otherwise noted, it is management's opinion that Stornoway is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

DISCLOSURE CONTROLS

The Company's Chief Financial Officer and Chief Executive Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures ("the Procedures") which provide reasonable assurance that information required to be disclosed by the Company under provincial or territorial securities legislation (the "Required Filings") is reported within the time periods specified. Without limitation, the Procedures are designed to ensure that material information relating to the Company is accumulated and communicated to management, including its Certifying Officers, as appropriate to allow for timely decisions regarding the Required Filings.

The Certifying Officers evaluate the effectiveness of the Procedures throughout the year and have concluded that the Procedures in place as of the end of the period covered by the Required Filings are effective in providing reasonable assurance that material information relating to the Company is accumulated and communicated to management and reported within the time periods specified.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has reviewed its internal controls over financial reporting and believes that as at April 30, 2007 and as of the Report Date, its system of internal controls over financial reporting as defined under MI 52-109 is sufficiently

designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's GAAP. Certain weaknesses exist in the Company's systems of internal control over financial reporting. These weaknesses arise primarily from the limited number of personnel employed in the accounting and financial reporting area, a situation that is common in many smaller companies. As a consequence of this situation: a) it is not feasible to achieve the complete segregation of duties; and b) the Company does not have full "in house" expertise in complex areas of financial accounting, such as taxation.

The Company's management, including the Certifying Officers, does not expect that its internal controls and procedures will prevent all error and all fraud. The Company believes that the weaknesses identified in its systems of internal control are mitigated by the thorough review of the Company's financial statements by senior management, the audit committee of the board of directors, and by consulting with external experts. In addition, senior management is active in the Company's day-to-day operations and in monitoring the Company's financial reporting. Regardless, these mitigating factors cannot completely eliminate the possibility that a material misstatement will occur as a result of the weaknesses identified in the Company's internal controls over financial reporting. A cost effective system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved.

APPROVAL

The Board of Directors of Stornoway has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

ADDITIONAL INFORMATION

Additional information relating to Stornoway is on SEDAR at www.sedar.com

Audited annual financial statements for the year ended April 30, 2007 and 2006, filed July 30, 2007.

STORNOWAY DIAMOND CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2007 and 2006

Canadian Funds

July 30, 2007

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management's judgement. Management maintains an appropriate system of internal control to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.

/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer and Director

/s/ "Zara Boldt"
Zara Boldt
Vice-President, Finance

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Stornoway Diamond Corporation

We have audited the consolidated balance sheets of **Stornoway Diamond Corporation** (the "Company") as at April 30, 2007 and the statements of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at April 30, 2006 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements in their report dated July 7, 2006.

(Signed) PricewaterhouseCoppers LLP

Chartered Accountants
Vancouver, British Columbia
July 30, 2007

Stornoway Diamond Corporation

(An Exploration Stage Company)

Consolidated Balance Sheets

As at April 30

(expressed in thousands of Canadian dollars)

ASSETS		2007		2006
Current				
Cash and cash equivalents *(Note 3a and 9e)*	$	21,473	$	13,076
Short-term deposits		58		9,963
Accounts receivable		3,722		687
Prepaid expenses		227		41
		25,480		23,767
Deferred Financing Fees *(Note 12)*		74		-
Investments *(Note 5)*		-		1,887
Prepaid Fuel		471		906
Property, Plant and Equipment *(Note 7)*		6,140		658
Resource Property Costs *(Note 8)*		193,982		37,557
	$	226,147	$	64,775

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- Trade	$	7,219	$	1,330
- Due to related parties *(Note 10)*		262		51
		7,481		1,381
Future Income Tax Liabilities *(Note 11)*		23,871		-
Convertible Debentures *(Note 12)*		17,223		-
Asset Retirement Obligations *(Note 13)*		600		-
SHAREHOLDERS' EQUITY				
Share Capital *(Note 9)*		201,387		77,225
Contributed Surplus (*Note 9*)		8,537		2,900
Equity Component of Convertible Debenture *(Note 12)*		2,916		-
Deficit		(35,868)		(16,731)
		176,972		63,394
	$	226,147	$	64,775

Nature of Operations and Basis of Consolidation (*Note 1*)
Going Concern *(Note 2)*
Commitments (*Note 15*)
Subsequent Events (*Note 16*)

ON BEHALF OF THE BOARD:

"Eira Thomas" ______________________, Director

"Matthew Manson" ______________________, Director

- See Accompanying Notes -

Stornoway Diamond Corporation

(An Exploration Stage Company)

Consolidated Statements of Loss and Deficit

For the years ended

(expressed in thousands of Canadian dollars)

	April 30, 2007	April 30, 2006
Administrative Expenses		
Administration fees and rent	$ **126**	$ 107
Legal and audit	**1,975**	179
Office and sundry	**201**	226
Property management fees	**(57)**	(145)
Regulatory and shareholder communication expense	**735**	345
Salaries and benefits	**1,435**	408
Stock-based compensation *(Note 9k)*	**1,446**	518
Loss Before the Following	**(5,861)**	(1,638)
Other Income (Expenses)		
Write-off of resource property costs	**(16,500)**	(3,919)
Interest expense	**(537)**	-
Gain on settlement of debt *(Note 9d)*	**321**	-
Interest income	**883**	652
Gain/(loss) on sale of investments	**(16)**	269
	(15,849)	(2,998)
Loss Before Income Taxes	**(21,710)**	(4,636)
Future income tax recovery *(Note 11)*	**2,145**	2,865
Total Loss After Income Taxes	**(19,565)**	(1,771)
Non-Controlling Minority Interest	**428**	-
Net Loss for the Year	**(19,137)**	(1,771)
Deficit - Beginning of year	**(16,731)**	(14,960)
Deficit - End of Year	$ **(35,868)**	$ (16,731)
Loss per Share - Basic and Diluted	$ **(0.15)**	$ (0.02)
Weighted Average Number of Shares Outstanding	**131,409,520**	76,599,956

- See Accompanying Notes -

Stornoway Diamond Corporation

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For the years ended

(expressed in thousands of Canadian dollars)

Cash Resources Provided By (Used In)		April 30, 2007		April 30, 2006
Operating Activities				
Loss for the year	$	**(19,137)**	$	(1,771)
Items not affecting cash				
Write-off of resource property costs		**16,500**		3,919
Write-down of investments		**-**		6
(Gain)/loss on sale of investments		**16**		(269)
Gain on settlement of debt		**(321)**		-
Loss on sale of property, plant and equipment		**5**		-
Stock-based compensation		**1,290**		518
Amortization		**39**		30
Future income tax recovery		**(2,145)**		(2,865)
Changes in non-cash working capital		**1,354**		(122)
		(2,399)		(554)
Investing Activities				
Cash acquired on acquisition of Ashton *(Note 6a)*		**19,264**		-
Cash acquired on acquisition of Contact *(Note 6e)*		**2,205**		-
Cash paid to acquire Ashton shares *(Note 6a)*		**(59,546)**		-
Cash paid to acquire Contact shares *(Note 6e)*		**(1,886)**		-
Financing costs included in resource properties		**(4,418)**		-
Decrease/(increase) in short-term deposits		**9,905**		(9,963)
Prepaid fuel		**462**		(336)
Proceeds from the sale of investments		**1,763**		1,368
Purchase of investments		**-**		(2,924)
Resource property costs		**(27,515)**		(12,455)
Acquisition of property, plant and equipment		**(954)**		(354)
		(60,720)		(24,664)
Financing Activities				
Proceeds from the issuance of convertible debentures		**20,000**		-
Issuance costs – convertible debentures		**(78)**		-
Share capital issued for cash, *net*		**51,594**		7,870
		71,516		7,870
Net Increase (Decrease) in Cash and Cash Equivalents		**8,397**		(17,348)
Cash and Cash Equivalents – Beginning of year		**13,076**		30,424
Cash and Cash Equivalents – End of Year	$	**21,473**	$	13,076

Supplemental Schedule of Non-Cash Investing and Financing Transactions *(Note 14)*

1. Nature of Operations and Basis of Consolidation

Stornoway Diamond Corporation (the "Company") is an exploration stage company which is engaged principally in the acquisition, exploration and development of mineral properties. The recovery of the Company's investment in mineral properties and the attainment of profitable operations is dependent upon the discovery, development and sale of ore reserves, the ultimate outcome of which cannot presently be determined as they are contingent on future events.

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary KRoc Diamond Drilling Corp. ("KRoc") (formerly 614614 B.C. Ltd).

On July 24, 2006, the Company announced that it was making concurrent offers to acquire 100% of the issued and outstanding shares of Ashton Mining of Canada Inc. ("Ashton"), a public company listed on the Toronto Stock Exchange ("TSX") and Contact Diamond Corporation ("Contact"), a public company also listed on the TSX. As at April 30, 2007, the Company had acquired 100% of Ashton's outstanding shares and 100% of Contact's outstanding common shares. These investments have been accounted for as a purchase of assets *(Note 6)*. The results of operations for each of Ashton and Contact are included from September 20, 2006, the date of control.

All inter-company balances and transactions have been eliminated upon consolidation.

2. Going Concern

While these consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, there are conditions and events that cast substantial doubt on the validity of this assumption.

During the year ended April 30, 2007, the Company incurred an operating loss of $19.1 million and has an accumulated deficit of $35.9 million as at April 30, 2007. Cash on hand at April 30, 2007 totalled $21.5 million but includes approximately $10.7 million, the majority of which must be spent before December 31, 2008 on CEE *(Note 9e)*. In addition, the Company has $20.0 million in convertible debentures outstanding that are due and payable on March 15, 2009 *(Note 12)*.

The Company is an exploration stage company that engages principally in the acquisition, exploration and development of mineral properties. As an exploration stage company, it is currently unable to self-finance its operations. As discussed in the following notes to the financial statements, the recovery of the Company's investment in its resource properties and attainment of profitable operations is dependent upon the discovery, development and sale of diamond reserves, the ability to joint venture or sell its resource properties *(Note 8(d)(ii))* and the ability to raise sufficient capital to finance this operation and to meet its debt repayment obligations. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. The adjustments could be material.

3. Significant Accounting Policies

a) Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.

3. Significant Accounting Policies - *Continued*

b) Short-term Deposits

For purposes of reporting cash flows, the Company considers short-term deposits to include amounts held in banks and highly liquid investments with remaining maturities at the point of purchase of more than 90 days.

c) Investments

Investments, in which the Company has less than a 20% interest and where the Company has no significant influence, are recorded at cost. Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d) Asset Retirement Obligations

The Company's asset retirement obligation ("ARO") relates to expected reclamation and closure activities. An ARO is recognized initially at fair value with a corresponding increase in related assets. The ARO is accreted to full value over time through periodic accretion charges recorded to operations using the Company's credit adjusted risk free rate. In subsequent periods, the Company adjusts the carrying amounts of the ARO and the related asset for changes in estimates of the amount or timing of underlying future cash flows.

e) Resource Properties

Mineral acquisition, exploration and development costs are capitalized on an individual project basis until such time as the economics of an ore body are defined. If production commences, these costs would be amortized on a units of production basis over the estimated mineral reserves. Unrecoverable costs for projects determined to be commercially not feasible are expensed in the year in which the determination is made or when the carrying value of the project is determined to be impaired.

The Company's management regularly reviews the carrying value of the Company's mineral properties. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating and capital costs on an undiscounted basis. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of each property, with a corresponding charge to operations, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the property carrying value in accordance with CICA Handbook Section 3063, "Impairment of Long-lived Assets".

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. If an impairment is identified, the carrying value of the property is written down to its estimated fair value. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

3. Significant Accounting Policies - *Continued*

f) Mineral Exploration Tax Credits ("METC")

The company recognizes METC amounts when the Company's METC application is approved by Canada Revenue Agency ("CRA") auditors or when the amount to be received can be reasonably estimated and collection is reasonably assured. The amount of the METC would reduce the Company's capitalized mineral property costs through a credit to cash recoveries.

g) Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

h) Joint Ventures

Certain of the Company's properties are the subject of joint venture agreements. Accordingly, the Company's proportionate share of costs and expenditures relating to these joint venture properties have been recorded in the accounts.

i) Property, Plant and Equipment

Property, plant and equipment are valued at cost less accumulated amortization. The Company provides for amortization for all property, plant and equipment classes using the declining balance method at rates between 20% and 30% and applies one-half of the applicable rate in the year of acquisition. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

j) Income Taxes

The asset and liability method is used for determining future income taxes. Under the asset and liability method, the change in the net future tax asset or liability is included in income. The income tax effects of temporary differences in the time when income and expenses are recognized in accordance with Company accounting practices and the time they are recognized for income tax purposes are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using enacted, or substantially enacted statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

k) Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options at the date of the grant is accrued and charged to operations or capitalized to a resource property, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date which the equity instruments are granted if they are fully vested and non-forfeitable.

l) Loss per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.

3. Significant Accounting Policies - *Continued*

m) **Use of Estimates**

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

n) **Flow-Through Shares**

Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced, when it is likely that the expenses will be incurred. This future income tax liability may then be reduced by the recognition of previously unrecorded future income tax assets on unused tax losses and deductions.

o) **Deferred financing costs**

Financing costs incurred on issuance of debt are deferred and charged against earnings over the term of the related debt except for those amounts capitalized to resource property costs.

p) **Recent accounting pronouncements**

The Canadian Institute of Chartered Accountants issued the following standards effective for the fiscal years beginning on or after October 1, 2006: Accounting Standards Section 1530 "Comprehensive Income", Accounting Standards Section 3855 "Financial Instruments – Recognition and Measurement" Accounting Standard Section 3861 "Financial Instruments – Presentation and Disclosure" and Accounting Standards Section 3865 – "Hedges". These sections require certain financial instruments and hedge transactions to be recorded at fair value. The standards also introduce the concept of comprehensive income and accumulated other comprehensive income.

The Company will adopt these standards effective May 1, 2007 on a prospective basis without retroactive restatement of prior periods. Under the new standard, financial instruments designated as "held for trading" and "available for sale" will be carried at their fair value while financial instruments designated as "loans and receivables", "financial liabilities" and those classified as "held to maturity" will be carried at their amortized cost. All derivatives will be carried on the consolidated balance sheet at their fair value. Mark-to-market adjustments on these instruments will be included in net income. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.

4. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term deposits, accounts receivable, investments, trade payables and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

5. Investments

In the prior year, the Company had investments consisting of common shares in several public companies. These investments represented less than a 5% interest in any individual company.

6. Business Acquisitions

On July 24, 2006, the Company announced that it was making concurrent offers to acquire 100% of the issued and outstanding shares of Ashton Mining of Canada Inc. ("Ashton"), a public company listed on the Toronto Stock Exchange ("TSX") and Contact Diamond Corporation ("Contact"), a public company also listed on the TSX.

a) Ashton

On September 20, 2006, the Company acquired an initial 68.1% interest in Ashton by issuing 34,549,240 common shares of the Company at a value of $35,240,000 and by making a cash payment of $38,303,000. In two subsequent acquisitions on October 2 and October 16, 2006, the Company acquired a further 7.4% interest in Ashton by issuing an additional 3,746,272 common shares of the Company at a value of $3,444,000 and by making a cash payment of $4,153,000. On January 15, 2007, the Company completed a second stage transaction whereby Ashton and a wholly-owned subsidiary of the Company amalgamated and continue to carry on business under the name "Ashton Mining of Canada Inc." The consideration offered to Ashton shareholders pursuant to the amalgamation agreement was equal in value to, and in the same form as, the consideration offered under the take-over bids ((being $1.25 in cash for each Ashton share (the "Cash Alternative") or one Stornoway share plus $0.01 in cash per Ashton share (the "Share Alternative")). The Company made a cash payment of $8,906,000 and issued a further 15,575,861 common shares of the Company at a value of $17,912,000 to acquire an additional 23.75% of Ashton. The remaining 0.75% of Ashton's common shares were held by dissenting shareholders. The dissenting shareholder petition was dismissed by the Supreme Court of B.C. on March 1, 2007.

In March 2007, Ashton paid approximately $945,000 in respect of the dissenting shareholders. As part of this settlement, a total of 95,980 Stornoway common shares were returned to treasury between April and June 2007. As at April 30, 2007, the Company owns 100% of Ashton.

In January 2007, the Company issued 3,985,250 replacement stock options of the Company to the Ashton stock option holders. These options have exercise prices between $0.96 and $1.63 and will expire between February 19, 2007 and December 1, 2015. The estimated fair value of the replacement options is $2,101,000 which has been included as a cost of the acquisition *(Note 9k)*. In addition, the Company has recorded a fair value of $63,000 for the 2,500,000 Ashton warrants converted into 2,500,000 warrants of the Company. These warrants were exercisable at $1.30 until May 19, 2007. In May 2007, the Company extended the expiry date of the warrants to June 19, 2007. The warrants expired without exercise on June 19, 2007.

Pursuant to the requirements of the CICA Handbook, the acquisition was accounted for as a step-by-step purchase of assets. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at each date of acquisition *(all amounts expressed in thousands of Canadian dollars)*:

		First Step		Subsequent Steps
Cash	$	14,544	$	2,539
Receivables		2,061		682
Property, plant and equipment		3,019		1,228
Resource properties		84,876		31,470
Accounts payable and accrued liabilities		(3,860)		(1,324)
Asset retirement obligation		(453)		(147)
Future income tax liability		(12,408)		(4,026)
	$	87,779	$	30,422
Total consideration:				
Stornoway common shares issued	$	38,685	$	17,806
Fair value of options and warrants converted *(Note 9j and 9k)*		-		2,164
Cash consideration including deal transaction costs		49,094		10,452
	$	87,779	$	30,422

6. Business Acquisitions - *Continued*

b) Lock-Up Agreement

As part of the offer for Ashton, on July 21, 2006, the Company executed a lock-up agreement with Ashton Canada Pty. Limited ("ACPL"), an indirect, wholly-owned subsidiary of Rio Tinto Limited, and QIT-Fer et Titane Inc. ("QIT), an indirect, wholly-owned subsidiary of Rio Tinto plc, under which ACPL and QIT agreed to tender 49,037,982, or approximately 51.7% of Ashton's issued and outstanding shares into the Company's offer for Ashton (tendered).

c) Bridge Facility and Restricted Cash

The Company funded the cash portion of the Ashton offer using existing cash resources, a $32,500,000 bridge facility underwritten by a Canadian Chartered Bank (the "Bank") and the proceeds from a $22,500,000 private placement of subscription receipts to Agnico -Eagle.

The bridge facility bore interest at the Bank's Prime Rate + 4.5% per annum. The loan was repaid in full on March 20, 2007 using proceeds from the sale of $20,000,000 convertible debentures *(Note 12)*. Associated with the bridge facility was a commitment fee of $1,000,000 (paid), a fee of $2,000,000 when the bridge facility was drawn down (paid) and a $1,500,000 fee payable should there be any amounts still owing on the bridge facility 3 months following the drawdown (paid). The costs associated with the bridge facility were deferred and amortized to resource property costs over the term of the loan. As at April 30, 2007, the deferred amount was $Nil and the balance owing on the bridge facility was $Nil (April 30, 2006 - $Nil). Over the term of the bridge facility, the Company borrowed $23,854,000.

d) Advisory Fees

In connection with the takeover bids, the Company entered into an agreement with the Bank for financial advisory services. Under the terms of this agreement, the Company paid the Bank fees totaling $1,300,000 in respect of the Ashton transaction.

In connection with the Ashton and Contact takeover bids, the Company entered into a Fiscal Advisory agreement with Canaccord Capital Corporation ("Canaccord"). Under the terms of this agreement, the Company paid Canaccord fees totaling $1,000,000. These fees have been accounted for as a cost of the investment in Ashton and Contact and allocated accordingly.

e) Contact

In addition to the Ashton offer, the Company made an offer to acquire 100% of the issued and outstanding shares of Contact. Under the terms of the Contact offer, each Contact shareholder received 0.36 of a Stornoway share per Contact share tendered. A total of 10,659,689 Stornoway shares were issued at a value of $10,872,000 at the expiry of the first offer on September 20, 2006 representing approximately 67.5% of Contact's outstanding common shares. The offer was subsequently extended several times and, by the expiry of the third extension October 30, 2006, a further 4,049,018 Stornoway shares had been issued at a value of $3,681,000, bringing the Company's interest in Contact to approximately 93.1% as at October 31, 2006. In January 2007, the Company acquired the remaining outstanding shares of Contact pursuant to the statutory compulsory acquisition procedures of the *Business Corporations Act* (Ontario) by issuing 1,085,707 common shares at a value of $1,216,000.

In January 2007, the Company issued 1,368,720 replacement stock options of the Company to the Contact stock option holders. These options have exercise prices between $1.11 and $7.42 and will expire between June 2009 and April 2014. The estimated fair value of the replacement options is $594,000 *(Note 9k)* which has been included as a cost of the acquisition.

6. Business Acquisitions - *Continued*

e) Contact - *Continued*

Pursuant to the requirements of the CICA Handbook, the acquisition was accounted for as a step-by-step purchase of assets. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at each date of acquisition *(all amounts expressed in thousands of Canadian dollars)*:

	First Steps	Compulsory Acquisition
Cash	$ 2,053	$ 93
Receivables	1,060	1
Investments	148	-
Property, plant and equipment	81	6
Resource properties	21,662	2,377
Accounts payable and accrued liabilities	(1,616)	(12)
Loan payable to shareholder *(Note 9d)*	(3,354)	(249)
Future income tax liability	(3,725)	(276)
	$ 16,309	$ 1,940
Total consideration:		
Stornoway common shares issued	14,553	1,216
Fair value of options and warrants converted *(Note 9k)*	-	594
Deal transaction costs	1,756	130
	$ 16,309	$ 1,940

f) Letter of Support and Financing

The Company paid financial advisory fees to external third parties totaling US$950,000 (approximately C$1,071,000) incurred by Contact in respect of the transaction.

In addition, the Company entered into a lock-up agreement with Agnico-Eagle Mines Ltd. ("Agnico-Eagle") under which it agreed to tender approximately 31% of the outstanding Contact shares into the Contact offer (tendered).

In July 2006, Agnico-Eagle subscribed for 17,629,084 subscription receipts of the Company at a price of $1.2763 per subscription receipt for gross proceeds of $22.5 million, to be held in trust until the expiry of the first offer to Ashton shareholders (expired on September 20, 2006). As all conditions to the subscription agreement were met as at September 20, 2006, $20.0 million of the subscription receipts were converted into 15,670,297 common shares of the Company and a further $2.5 million of the subscription receipts were converted into 1,958,787 shares of the Company when the Company drew down on the $32.5 million bridge facility.

In February 2007, the Company issued 3,207,861 common shares to Agnico-Eagle *(Note 9d)* pursuant to an assignment agreement whereby the Company agreed to issue Stornoway shares in exchange for the assignment of a promissory note evidencing funds owed to Agnico-Eagle by Contact, now a wholly-owned subsidiary of the Company. As at the effective date of the agreement, principal and interest owing totaled $4,010,000.

In March 2007, the Company arranged the sale of $10,000,000 in unsecured, convertible debentures to Agnico-Eagle (*Note 12*).

7. Property, Plant and Equipment

Details are as follows *(expressed in thousands of Canadian dollars)*:

	As at April 30, 2007			As at April 30, 2006		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 727	$ (538)	$ 189	$ 92	$ (17)	$ 75
Buildings	91	(11)	80	-	-	-
Leasehold improvements	690	(193)	497	-	-	-
Exploration equipment	790	(388)	402	169	(82)	87
Vehicles	573	(308)	265	29	(18)	11
Laboratory equipment	6,456	(1,749)	4,707	485	-	485
	$ 9,327	$ (3,187)	$ 6,140	$ 775	$ (117)	$ 658

8. Resource Property Costs

Eastern Arctic Properties, Canada

a) Aviat One and Two Properties

Pursuant to an agreement dated June 25, 2002, and as amended by a Joint Venture Agreement dated April 1, 2006, the Company has a 70% interest in certain mineral claims and leases, known as the Aviat One ("Aviat 1") and Aviat Two ("Aviat 2") properties. BHP Billiton ("BHPB") holds a 20% interest in the properties and the Hunter Exploration Group ("Hunter") holds a 10% interest, carried up to the development of a mine on the properties. John Robins, a director of the Company, owns 33.3% of Hunter.

In June 2006, BHPB elected to dilute its interest in the properties by not funding its share of the 2006 exploration program. As a result, at April 30, 2007, BHPB's interest had decreased to 15.9% and the Company's interest had increased to 74.1%; Hunter's interest at 10% remained unchanged. During the year ended April 30, 2007, the Company wrote-off capitalized exploration costs of $2,479,000 related to certain of the Aviat One and Two properties where no further exploration is planned.

Each of the Aviat 1 and Aviat 2 properties is subject to a 2% NSR on products other than diamonds and a 2% GOR on diamond production. In addition, advance royalty payments of $50,000 annually commence October 1, 2006 (paid) and March 1, 2008 for the Aviat 1 and Aviat 2 properties, respectively.

b) Churchill

The Company acquired a 35% interest in the Churchill property pursuant to a letter agreement dated June 13, 2002 by incurring $750,000 in exploration expenditures and issuing 300,000 common shares of the Company to Hunter. Shear Minerals Ltd. ("Shear") holds a 51% interest and is the operator of the Churchill joint venture. The remaining 14% interest is held by BHPB. BHPB elected to dilute its interest in the Churchill property by not funding its share of the 2006 exploration program.

In April 2007, Shear and the Company entered into a purchase agreement with BHPB whereby Shear and the Company will each acquire 50% of the BHPB interest in the Churchill property for consideration of $8,000,000 of which the Company's share is $4,000,000. The Company will acquire the additional interest by making a cash payment of $1,250,000 and by issuing shares with a value of $2,750,000 to BHPB. The purchase agreement closed July 17, 2007 *(Note 16c)*. As a result, the Company's interest in the Churchill property increased from 35% to 41.86% and Shear's interest in the Churchill property increased from 51% to 58.14%. The Churchill property is subject to a 2% GOR/NSR.

During the year ended April 30, 2007, the Company wrote-off accumulated acquisition and exploration expenditures of $613,000 pertaining to permits that were dropped during the year.

8. Resource Property Costs - *Continued*

c) **Qilalugaq Property ("Area 8"), Melville Peninsula, Nunavut**

The Company and BHPB entered into an agreement dated July 10, 2006 whereby the Company may earn a 50% interest in the Area 8 property by spending a total of $9,000,000 prior to December 31, 2011. The Company must spend on exploration a total of $500,000 on or before December 31, 2007 ($810,000 spent as at April 30, 2007) and a further $2,500,000 on or before December 31, 2009 to earn a 25% interest in the property (the "First Option"). Upon exercise of the First Option, the Company must incur a further $6,000,000 in exploration prior to December 31, 2011 of which $2,000,000 must be incurred prior to December 31, 2010 (the "Second Option") to earn a further 25% interest in the property, bringing its total interest in the property to 50% Upon exercise of the Second Option, a joint venture will be formed and BHPB will have the opportunity to elect to increase its interest in the property by 15% to 65% by incurring a further $15,000,000 in expenditures and may elect to become the Operator of the project. Should BHPB not make the election to increase its interest in the property, further exploration on the property will be shared equally.

The agreement is subject to a 2% NSR on all minerals other than diamonds or diamond products and a 2% GOR on diamond production.

d) **Ashton Projects**

Through its acquisition of 100% of Ashton's outstanding common shares during the year ended April 30, 2007 *(Note 6a)*, the Company has an interest, subject to the terms and conditions of pre-existing joint venture and option agreements, in Ashton's properties located in Quebec, Alberta, the Northwest Territories and Nunavut.

i) *Quebec*

The Eastern Ungava joint venture agreement dated March 14, 1996 and later amended on June 21, 2001 governs the majority of Ashton's activities in Quebec. Ashton holds a 50% interest in this joint venture for the exploration, property acquisition and development of mineral interests in north-central Quebec including the Foxtrot Property. The Foxtrot property is governed by a joint venture between Ashton and SOQUEM Inc's wholly-owned subsidiary Diaquem. Ashton is the operator.

ii) *Alberta*

Ashton's exploration activities in northern Alberta are governed by a joint venture agreement with EnCana Corporation ("EnCana") and Pure Diamonds Exploration Inc. ("Pure Diamonds") dated January 29, 2002 and later amended on August 3, 2006, with respect to the Buffalo Hills and Joint Venture Lands and a second amendment dated December 21, 1998 with respect to the K-14 Kimberlite Project Area. Ashton holds an interest of approximately 45% in the properties and is the operator. This interest can be increased to 72.5% by funding the next $15 million in exploration expenditures not later than April 30, 2010, including a commitment to spend at least $2 million by December 31, 2007 (completed) and a further $2 million by December 31, 2008.

In April 2007, Ashton entered into an agreement with Diamondex Resources Ltd. ("Diamondex") and Shore Gold Inc. ("Shore") whereby Ashton has agreed to sell its 45% interest in the Buffalo Hills and Joint Venture Lands for total consideration of $17,500,000 of which $15,000,000 is payable in cash and $2,500,000 will be paid in the form of Diamondex common shares. Closing occurred July 24, 2007. The fair value of the 6,031,363 Diamondex common shares received at closing was $1,870,000.

8. Resource Property Costs – *Continued*

d) **Ashton Projects** - *Continued*

iii) *Northwest Territories and Nunavut*

Ashton maintains an interest, either directly or through various joint ventures, in a number of properties in the Northwest Territories and Nunavut.

In July 2006, Ashton and Vaaldiam Resources Ltd. ("Vaaldiam") entered into an option agreement to explore five of Ashton's wholly-owned properties in the north Slave Craton region of Nunavut: Kim, Ric, Vic, Eokuk and James River (the "Coronation Gulf Properties"). Under the terms of this agreement, Vaaldiam could have earned a 40% joint venture interest in the Coronation Gulf Properties by sole-funding the next $3,000,000 of exploration costs before December 31, 2008, of which $1,000,000 must have been spent by December 31, 2006. In addition, subject to regulatory approval, Vaaldiam was required to issue to Ashton a total of 195,000 common shares over the three-year term of the option, with the first issuance of shares due April 1, 2007 (not received). In May 2007, Vaaldiam notified the Company that it was terminating the option agreement.

e) **Contact Projects**

Through its acquisition of 100% of Contact's outstanding common shares during the year ended April 30, 2007 *(Note 6e)*, the Company has an interest, subject to the terms and conditions of pre-existing joint venture and option agreements, in Contact's properties located in Ontario, Quebec, Nunavut and the Northwest Territories.

i) *Timiskaming Diamond Project*

Contact's 100%-owned Timiskaming Diamond Project straddles the Ontario-Quebec border in the region of Timiskaming Shores and consists of staked claims or optioned mining patents.

In December 2006, to add to its already existing properties, Contact concluded an agreement with a property owner in the Timiskaming area that allows Contact to earn a 100% interest in a patented mining claim located in Gross Township, Ontario. Under the terms of the agreement, Contact must make cash payments totalling $100,000 ($20,000 paid) over a three-year period and incur exploration expenditures totalling $120,000 over the same three-year period. In addition, Contact must make certain cash payments in the event that exploration on the property results in the discovery of kimberlite pipes or bodies. There is a 2% NSR on the property, one-half of which (1%) can be purchased by Contact for $1,000,000 within 30 days of a production decision on the property by Contact.

ii) *IC (and TIM) Diamond Project*

The IC project is a joint venture with Trigon Exploration Canada Ltd. ("Trigon") in the Kugaaruk/Committee Bay region of Nunavut. Trigon is the project operator. The adjacent TIM property is subject to a letter of intent dated September 21, 2004 between Trigon and a joint venture between Committee Bay Resources and Indicator Minerals Inc. Trigon has a 51% interest in the diamond rights to the TIM property, which lies within the area of interest defined by the Trigon-Contact IC joint venture agreement, giving Contact the right to earn its commensurate share of Trigon's interest (27.1%). Contact Diamond currently holds a 53.33% interest in the IC project, and has the right to earn up to 60% by funding a further $3,000,000 of exploration expenditures.

8. Resource Property Costs – *Continued*

e) Contact Projects

iii) RAM (and SHU) Diamond Project

RAM is a joint venture project with Trigon, in the southeastern Slave region of the Northwest Territories. Contact has earned a 53.21% interest in RAM. The SHU project lies to the south of RAM within the area of interest defined by the Contact Diamond-Trigon joint venture agreement. Funding of the RAM (and SHU) project is proportionate with each participant's interest. Trigon is the project operator.

f) Motapa Projects, Botswana, Africa

Pursuant to an agreement dated April 26, 2005 between the Company and Motapa Diamonds Inc. ("Motapa"), the Company may earn a 50% participating interest in Motapa's Botswana diamond interests, consisting of a 100% beneficial interest in 28 precious stones prospecting licenses and a 60% beneficial interest in 7 precious stones prospecting licenses (subject to an underlying agreement between Motapa and AfriOre Botswana (Pty) Ltd.) by issuing common shares valued at US$500,000 upon regulatory approval (374,855 common shares issued June 10, 2005), spending US$500,000 to complete an airborne survey on or before December 31, 2005 (completed) and by issuing a second tranche of common shares, equivalent to US$500,000 on or before April 27, 2006, or within 30 days of receipt of results from the airborne survey (issued May 1, 2006). In addition, the Company must spend a further US$2.0 million before June 30, 2008. A joint venture will be formed upon completion of the earn-in. During the year ended April 30, 2007, the Company wrote-off capitalized acquisition and exploration costs of $891,000 relating to areas of the property that are not being retained.

g) Generative Projects

The Company has signed agreements with several individuals or companies as part of its generative exploration program. Under the terms of these non-material agreements, the Company may be required to make cash payments, issue shares or fund an exploration program to earn its interest under the terms of the specific agreement. Properties acquired as part of the Company's generative exploration program may be subject to GORs ranging from 0%~3% and NSRs ranging from 0%~3%.

No cash payments or shares were issued pursuant to the Company's generative agreements during the year ended April 30, 2007.

h) Other Property Interests

i) Nunavut and the Northwest Territories

The Company continues to hold a number of property interests in Nunavut and the Northwest Territories, either as 100% ownership or as part of a property option agreement. However, during the year ended April 30, 2007, the Company wrote-off capitalized acquisition and exploration expenditures totalling $7,813,000 as either no further work is planned for certain properties in the short-term, or because the relevant property is of no further interest to the Company. The largest write-offs during the 2007 fiscal year-end related to the Sceptre and Tiara properties ($2,759,000), the MIP property ($1,023,000), the Jubilee property ($815,000) and the Bear property ($679,000). Capitalized exploration costs associated with the Alexis, Baumann, Eetsee, Hyde and Peregrine properties were also written-off.

In July 2006, the Company received notice from Strongbow that Strongbow was terminating its option to earn an interest in the Kingora property on the Melville Peninsula. In addition, the Company received notice from Strongbow and New Dimension Resources Ltd. ("NDR") that the partners were terminating their option to earn an interest in the Fury, Sarcpa and Gem properties, also on the Melville Peninsula. All of the properties are subject to a 2% NSR and a 2% GOR pursuant to an August 2002 agreement with Hunter. Hunter subsequently sold its interest in these properties to BHPB. The Company has no further exploration plans for these properties.

8. Resource Property Costs – *Continued*

h) Other Property Interests - *Continued*

i) Nunavut and the Northwest Territories - *Continued*

Subsequent to April 30, 2007, the Company notified Strongbow that it was dropping its option to earn an interest in the Lac de Gras properties. In anticipation of this decision, at April 30, 2007 the Company wrote-off capitalized acquisition and exploration expenditures totalling $1,161,000 in respect of the Lac de Gras properties.

ii) Canada Other

The Company maintains property interests in other areas of Canada, including a 100% interest in the Pikoo property in Saskatchewan which was acquired by staking during the year ended April 30, 2007.

During the year ended April 30, 2007, the Company wrote-off capitalized acquisition and exploration costs of $2,016,000 relating to its other Canadian properties, of which the majority ($1,678,000) pertained to the Hudson property in Manitoba. The Company also wrote-off the Eclogite Ridge and Natresco properties during the 2007 fiscal year-end.

	April 30, 2007			April 30, 2006		
	Acquisition Cost	Exploration Cost	Total	Acquisition Cost	Exploration Cost	Total
Eastern Arctic Properties						
Balance - Beginning of the year	$ 2,478	$ 23,595	$ 26,073	$ 4,076	$ 17,356	$ 21,432
Advances to operator	-	928	928	-	(305)	(305)
Airborne Geophysics	-	43	43	-	1,148	1,148
Assays and laboratory	-	2,388	2,388	-	2,000	2,000
Camp and general	-	2,637	2,637	-	2,575	2,575
Drilling	-	1,760	1,760	-	2,400	2,400
Sampling and ground surveys	-	1,056	1,056	-	2,317	2,317
Tenure (Permit recoveries)	241	-	241	(1,518)	-	(1,518)
Management Fees	-	68	68	-	71	71
Recoveries from exploration partner(s)	-	(1,032)	(1,032)	-	(2,707)	(2,707)
Write-offs	(218)	(4,899)	(5,117)	(80)	(1,260)	(1,340)
	2,501	26,544	29,045	2,478	23,595	26,073
Balance Carried Forward	2,501	26,544	29,045	2,478	23,595	26,073

8. Resource Property Costs – *Continued*

	April 30, 2007			April 30, 2006		
	Acquisition Cost	Exploration Cost	Total	Acquisition Cost	Exploration Cost	Total
Balance Carried Forward	2,501	26,544	29,045	2,478	23,595	26,073
Western Arctic Properties						
Balance - Beginning of the year	903	6,257	7,160	1,083	6,098	7,181
Advances to Operator	-	-	-	-	186	186
Airborne Geophysics	-	271	271	-	142	142
Assays and laboratory	-	87	87	-	223	223
Camp and general	-	115	115	-	148	148
Drilling	-	151	151	-	272	272
Sampling and ground surveys	-	116	116	-	304	304
Tenure (Permit recoveries)	(113)	-	(113)	128	-	128
Management fees	-	3	3	-	9	9
Recoveries from exploration partner(s)	-	-	-	-	(51)	(51)
Write-offs	(711)	(5,078)	(5,789)	(308)	(1,074)	(1,382)
	79	1,922	2,001	903	6,257	7,160
Other Canadian Properties						
Balance - Beginning of the year	236	871	1,107	86	624	710
Airborne Geophysics	-	328	328	-	140	140
Assays and laboratory	-	71	71	-	1	1
Camp and general	-	266	266	-	63	63
Drilling	-	624	624	-	140	140
Sampling and ground surveys	-	116	116	-	70	70
Tenure (Permit recoveries)	(10)	-	(10)	173	-	173
Management fees	-	1	1	-	-	-
Write-offs	(222)	(1,793)	(2,015)	(23)	(167)	(190)
	4	484	488	236	871	1,107
Canadian Generative Exploration						
Balance - Beginning of the year	23	1,606	1,629	30	301	331
Airborne Geophysics	-	315	315	-	182	182
Assays and laboratory	-	1,138	1,138	-	614	614
Camp and general	-	562	562	-	122	122
Drilling	-	-	-	-	77	77
Sampling and ground surveys	-	562	562	-	1,295	1,295
Tenure (Permit recoveries)	33	-	33	38	-	38
Management fees	-	-	-	-	9	9
Recoveries from exploration partner(s)	-	-	-	-	(32)	(32)
Write-offs	-	(2,069)	(2,069)	(45)	(962)	(1,007)
	56	2,114	2,170	23	1,606	1,629
Balance Carried Forward	$ 2,640	$ 31,064	$ 33,704	$ 3,640	$ 32,329	$ 35,969

8. Resource Property Costs – *Continued*

	April 30, 2007			April 30, 2006		
	Acquisition Cost	Exploration Cost	Total	Acquisition Cost	Exploration Cost	Total
Balance Carried Forward	$ 2,640	$ 31,064	$ 33,704	$ 3,640	$ 32,329	$ 35,969
Botswana, Africa						
Balance - Beginning of the year	633	955	1,588	-	-	-
Airborne Geophysics	-	-	-	-	787	787
Camp and general	-	10	10	-	39	39
Drilling	-	37	37	-	88	88
Sampling and ground surveys	-	48	48	-	41	41
Tenure (Permit recoveries)	572	-	572	633	-	633
Write-offs	(729)	(162)	(891)	-	-	-
	476	888	1,364	633	955	1,588
Ashton						
Quebec Properties						
Purchase price discrepancy allocated	83,420	-	83,420	-	-	-
Additions subsequent to acquisition	-	9,060	9,060	-	-	-
	83,420	9,060	92,480	-	-	-
Alberta Properties						
Purchase price discrepancy allocated	19,697	-	19,697	-	-	-
Additions subsequent to acquisition	-	2,068	2,068	-	-	-
	19,697	2,068	21,765	-	-	-
Northwest Territories & Nunavut Properties						
Purchase price discrepancy allocated	12,745	-	12,745	-	-	-
Additions subsequent to acquisition	-	28	28	-	-	-
	12,745	28	12,773	-	-	-
Financing and interest costs related to Ashton properties	7,037	-	7,037	-	-	-
Contact						
Ontario & Quebec Properties						
Purchase price discrepancy allocated	18,911	-	18,911	-	-	-
Additions subsequent to acquisition	34	373	407	-	-	-
	18,945	373	19,318	-	-	-
Northwest Territories & Nunavut Properties						
Purchase price discrepancy allocated	5,334	-	5,334	-	-	-
Additions subsequent to acquisition	5	202	207	-	-	-
	5,339	202	5,541	-	-	-
Ending Balance	$ 150,299	$ 43,683	$ 193,982	$ 4,273	$ 33,284	$ 37,557

9. Share Capital

a) Details are as follows (*expressed in thousands of Canadian dollars*):

	Number		Amount		Contributed Surplus
Authorized:					
Unlimited common shares without par value					
Issued and fully paid:					
Balance – April 30, 2005	72,726,195	$	71,461	$	2,387
Issued for cash - Private placements	7,000,000		8,400		-
Issued for cash - Exercise of options	220,500		62		(5)
Issued for properties	474,855		754		-
Stock-based compensation	-		-		518
Share issuance costs	-		(587)		-
Recovery of future income tax on renouncement of flow-through expenditures *(Note 9e)*	-		(2,865)		-
Balance – April 30, 2006	80,421,550	$	77,225	$	2,900
Issued for cash – Subscription receipts *(Note 6f)*	17,629,084		22,500		-
Issued for cash - Private placement	3,341,000		4,176		34
Issued for cash – Short-form prospectus	21,045,000		25,999		1,403
Issuance of shares for the acquisition of Ashton *(Note 6a)*	53,802,093		56,519		2,163
Issuance of shares for the acquisition of Contact *(Note 6e)*	15,794,414		15,769		594
Issued as settlement for a debt *(Note 9d)*	3,207,861		3,689		-
Issued for properties	494,121		571		-
Issued on exercise of stock options	327,750		247		(22)
Stock-based compensation	-		-		1,465
Share issuance costs	-		(2,743)		-
Recovery of future income tax on renouncement of flow-through expenditures *(Note 9e)*	-		(2,565)		-
Balance – April 30, 2007	196,062,873	$	201,387	$	8,537

b) **Private Placements**

i) In October 2005, the Company completed an $8.4 million brokered private placement of 7,000,000 "flow-through" common shares at a price of $1.20 per share. The syndicate of underwriters, led by Raymond James Ltd. and Canaccord Capital Corporation, and including Haywood Securities Inc. was paid a cash commission of 6%.

The gross proceeds of this private placement are restricted for use in incurring qualified Canadian exploration expenditures ("CEE") as defined in the Income Tax Act.

ii) On November 29, 2006 the Company completed two offerings for gross proceeds of $4,176,250 from the issuance of 3,341,000 flow-through shares. In one offering, Canaccord Adams and BMO Capital Markets (the "Underwriters") arranged for the purchase of 3,200,000 flow-through common shares of the Company on a private placement basis at a price of $1.25 per flow-through common share for gross proceeds of $4,000,000. The Underwriters were paid a cash fee in the amount of 6% of gross proceeds and were issued 192,000 broker warrants *(Note 9j)*, each broker warrant entitling the holder to acquire one common share of the Company (a "Warrant Share") at a price of $1.25 per share up to November 29, 2008.

In the second offering, five investors purchased, on a non-brokered private placement basis, 141,000 flow-through shares at a purchase price of $1.25 per share for gross proceeds of $176,250.

9. Share Capital - *Continued*

b) **Private Placements** - *Continued*

The gross proceeds of this private placement are restricted for use in incurring qualified Canadian exploration expenditures ("CEE") as defined in the Income Tax Act.

c) **Short-form Prospectus Offering**

On April 11, 2007, the Company completed a bought deal financing for gross proceeds of $25,005,000. The Company sold 6,670,000 flow-through common shares at a price of $1.50 per share for gross proceeds of $10,005,000 and 12,500,000 units (each unit consisting of one common share and one-half of one common share purchase warrant) at a price of $1.20 per unit for gross proceeds of $15,000,000. Each whole share purchase warrant entitles the holder to acquire one common share of the Company at a price of $1.50 per share until April 11, 2009.

The offering was completed by a syndicate of underwriters co-led by BMO Nesbitt Burns Inc. and Canaccord Capital Corporation. The underwriters received a cash commission of $1,500,300 (equal to 6% of the gross proceeds of the offering) and common share purchase warrants entitling the underwriters to purchase up to 750,000 common shares of the Company at $1.20 per share until April 11, 2008. The warrants have an estimated fair value of $136,000 which has been recorded in share issue costs.

On April 30, 2007 the underwriters exercised the over-allotment option and the Company issued 1,875,000 units at $1.20 per unit for gross proceeds of $2,250,000. The Company paid a cash commission of $135,000 (equal to 6% of the gross proceeds of the over-allotment) and issued 112,500 common share purchase warrants on the same terms and conditions as those issued April 11, 2007. The warrants have an estimated fair value of $11,000 which has been recorded in share issue costs.

d) **Debt Settlement – Contact**

On February 12, 2007, the Company issued 3,207,861 common shares to Agnico-Eagle pursuant to an assignment agreement dated January 27, 2007 under which the Company agreed to issue shares to Agnico-Eagle in exchange for the assignment of a promissory note for funds owed to Agnico-Eagle by the Company's wholly owned subsidiary Contact *(Note 6e)*. As at the effective date of the agreement, Contact owed Agnico-Eagle $4,010,000 representing principal and interest payable. At the date of the Company's compulsory acquisition of Contact, the estimated fair value of this debt was $3,602,000. The Company recorded a $321,000 gain on the settlement of the debt payable.

e) **Flow-through Funds**

The Company is required to spend the following on CEE (expressed in thousands of Canadian dollars):

Flow-through commitment at October 20, 2005	$	8,400
Expenditures to April 30, 2006		(3,084)
Flow-through funds on hand at April 30, 2006		5,316
Flow-through commitment at November 29, 2006		4,176
Flow-through commitment of Contact *(Note 6e)*		1,348
Flow-through commitment at April 11, 2007		10,005
Expenditures to April 30, 2007		(10,182)
Flow-through funds on hand at April 30, 2007	$	10,663

To finance eligible Canadian Exploration Expenditures ("CEE"), during the year ended April 30, 2007, the Company issued flow-through shares for gross proceeds of $14,181,000 (2006 - $8,400,000). The flow-through common shares provide for the Company's CEE to be transferred to the shareholders and, as a result, these costs are not available to the Company. During the year ended April 30, 2007, the Company renounced $4,176,000 (2006 - $8,400,000) of income tax credits to the 2006 flow-through shareholders. The tax impact of a further $10,005,000 will be recorded during the fiscal year ending April 30, 2008. The recovery of future income taxes of $1,100,000 (2006 - $2,865,000) represents the income tax effect of this renouncement *(Notes 9b and 9c)*.

9. Share Capital - *Continued*

e) **Flow-through Funds** - *Continued*

Pursuant to the issuance of flow-through common shares by Ashton in 2005, Ashton agreed to spend and renounce approximately $4,500,000 in qualifying exploration expenditures as defined under the Income Tax Act of Canada on or before December 31, 2006. The $1,390,000 tax effect of this renunciation was recorded as a reduction of Ashton's share capital and as a future income tax liability when the renunciation occurred.

Pursuant to the issuance of flow-through common shares by Contact in 2006, Contact agreed to spend and renounce approximately $3,975,000 in qualifying exploration expenditures as defined under the Income Tax Act of Canada on or before December 31, 2006. The $1,270,000 tax effect of this renunciation, which occurred after the Company had purchased Contact, was recorded as a reduction of Stornoway's share capital and as a future income tax liability when the renunciation occurred.

f) **Stock Option Plan**

The Company's Stock Option Plan (the "Plan") is fixed at a maximum of 10% of the Company's issued and outstanding common shares at the time of adoption. A total of 7,263,420 common shares have been reserved for issuance, excluding the Ashton and Contact stock options that were converted to stock options of the Company as part of the acquisitions completed *(Notes 6a and 6e)* during the year ended April 30, 2007.

In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.

g) A summary of the Company's outstanding options is as follows:

	Number of Options		Weighted Average Exercise Price
Balance April 30, 2005	2,808,796	$	1.30
Granted	1,845,000		1.25
Exercised	(220,500)		0.26
Cancelled	(105,000)		1.71
Balance April 30, 2006	4,328,296	$	1.32
Granted	2,617,000	$	1.20
Converted – Ashton*	3,985,250		1.21
Converted – Contact*	1,368,720		3.49
Exercised	(327,750)		0.68
Cancelled	(141,000)		1.46
Balance April 30, 2007	11,830,516	$	1.52
Number of options currently exercisable	10,085,849	$	1.58

*These options were converted into options of the Company pursuant to two take-over bids that completed during the year ended April 30, 2007 *(Notes 6a and 6e)* and are not considered "new" option grants under the terms of the Company's stock option plan.

9. Share Capital - *Continued*

h) As at April 30, 2007, the Company had the following stock options outstanding:

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
\$ 0.85 ~ \$ 1.43	8,203,965	\$ 1.13	3.07 years
\$ 1.53 ~ \$ 2.78	3,226,591	\$ 1.93	1.75 years
\$ 4.86 ~ \$ 7.42	399,960	\$ 7.14	5.4 years
	11,830,516		

i) Options granted during the year ended April 30, 2007:

Date	Number		Exercise Price	Expiry Date
December 21, 2006	116,500	\$	1.02	December 21, 2011
January 19, 2007	1,585,000	\$	1.25	January 19, 2012
April 11, 2007	915,500	\$	1.13	April 11, 2012
	2,617,000			

Stock options typically vest in equal amounts: 1/3 vest on the grant date, 1/3 vest six months from the date of grant and 1/3 vest one-year from the date of grant.

j) A summary of the Company's outstanding warrants is as follows:

	Number of Warrants		Exercise Price	Expiry Date
Balance April 30, 2005 and 2006	4,000,000	\$	3.00	May 12, 2006
Granted – private placement	192,000	\$	1.25	November 29, 2008
Granted – bought deal subscribers	7,187,500	\$	1.50	April 11, 2009
Granted –bought deal underwriters	862,500	\$	1.20	April 11, 2008
Converted – Ashton *(Note 6a)*	2,500,000	\$	1.30	May 19, 2007*
Cancelled/Expired	(4,000,000)	\$	3.00	May 12, 2006
Balance April 30, 2007	10,742,000	\$	1.42	Weighted Average Exercise Price

*On May 18, 2007, the expiry date for these warrants was extended by one month to June 19, 2007. On June 19, 2007, the warrants expired without exercise.

The estimated fair value of the Ashton warrants converted is \$63,000 and has been accounted for as a cost of the acquisition. The estimated fair value of the warrants issued pursuant to the November 2006 private placement and the April 2007 bought deal have been accounted for as share issue costs. The fair values of the warrants granted were estimated using a risk-free rate 3.9% ~ 4.2%, NIL dividends, a volatility of 25.8% ~ 46% and an estimated life of 1~2 years.

9. Share Capital - *Continued*

k) Stock-Based Compensation

The fair value of each option grant that has vested during the current year is estimated on the date of grant using the Black-Scholes Option Pricing Model, with the following weighted average assumptions:

	Year Ended April 30, 2007	Year Ended April 30, 2006
Risk-free interest rate	**3.9% - 4.1%**	3.5% - 4.3%
Expected dividend yield	**NIL**	NIL
Expected stock price volatility	**48% - 79%**	97% - 98%
Expected option life in years	**3 - 5 years**	5 years

During the current fiscal year, the Company granted options to purchase up to 2,617,000 shares of the Company's stock to employees and non-employees at exercise prices of $1.02, $1.13 and $1.25. The Company used the Black-Scholes Option Pricing Model to estimate a fair value for these grants. Because a portion of the options granted were subject to vesting provisions, $226,000 of the total estimated value of $1,639,000 has been recorded as stock-based compensation expense and $152,000 has been capitalized to resource property costs for the year ended April 30, 2007.

During the prior fiscal year, the Company granted options to purchase up to 1,845,000 shares of the Company's stock to employees and non-employees at exercise prices of $1.05, $1.15 and $1.70. The Company used the Black-Scholes Option Pricing Model to estimate a fair value for these grants. Because a portion of the options granted were subject to vesting provisions, $1,064,000 of the total estimated value of $1,520,000 has been recorded stock-based compensation expense for the year and a further $23,000 has been capitalized to resource property costs for the year ended April 30, 2007 (April 30, 2006 - $460,000). Stock-based compensation for Ashton and Contact totalled $156,000.

In January 2007, the Company issued replacement options to Ashton and Contact option holders. The fair value of the Ashton options was estimated to be $2,101,000 and has been accounted for as a cost of the acquisition. The estimated fair value of the Contact options was $594,000 and has been accounted as a cost of the acquisition of Contact. The following weighted average assumptions were used to calculate the fair value of the options converted:

	Ashton Options Converted	Contact Options Converted
Risk-free interest rate	4.0% ~ 4.1%	4.1%
Expected dividend yield	NIL	NIL
Expected stock price volatility	44% ~ 90%	50% - 93%
Expected option life in years	1 ~ 8 years	2 ~ 7 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

10. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a) As at April 30, 2007, the amounts due to related parties consisted of the following *(expressed in thousands of Canadian dollars)*:

	April 30, 2007	April 30, 2006
International Northair Mines Ltd., a company with certain directors in common	$ 71	$ 17
Strongbow Exploration Inc., a company with a director in common	191	34
	$ 262	$ 51

These amounts are non-interest bearing, unsecured and are due on demand.

b) Pursuant to an amended agreement with International Northair Mines Ltd. ("Northair"), a company with directors and officers in common, the Company pays a monthly administrative fee for office space and reimburses Northair for administrative services and supplies as incurred. Either party can terminate the agreement by giving three months written notice prior to the anniversary date. During the current fiscal year, administrative fees and rent totalling $46,200 (2006 - $26,898) was paid to Northair for its services.

c) During the year ended April 30, 2007, the Company paid $161,051 (2006 - $309,069) for shared technical services and rent to Strongbow.

d) During the year ended April 30, 2007, the Company received $216,000 from directors and /or officers for stock option exercises (2006 - $51,120).

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. Income Taxes

a) Reconciliation of accounting and taxable income *(expressed in thousands of Canadian dollars)*:

	For the Year Ended April 30, 2007	For the Year Ended April 30, 2006
Earnings (loss) before income taxes	$ (21,710)	$ (4,636)
Canadian federal and provincial income tax rates	33.00%	33.00%
Income tax recovery based on the above rates	(7,164)	(1,530)
Increase (decrease) due to:		
Non-deductible expenses and other permanent differences	569	216
Losses and temporary differences for which no future income tax asset has been recognized	5,744	1,314
Income tax benefit recognition on the issuance of flow-through shares	(1,294)	(2,685)
Income tax recovery	$ (2,145)	$ (2,685)

11. Income Taxes - *Continued*

b) The Company has non-capital losses of approximately $22,617,000 (2006 - $4,264,000), which can be used to reduce taxable income. These loss carry forwards *(expressed in thousands of Canadian dollars)* expire as follows:

2008 to 2009	$	1,654
2010 to 2015		9,012
2016 to 2020		1,489
2021 to 2025		457
2026		7,053
2027		2,952
	$	22,617

c) Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates are as follows (in thousands of Canadian dollars):

		2007		2006
Future income tax assets				
Non-capital losses	**$**	**7,182**	$	1,407
Capital losses		**461**		491
Property, plant and equipment		**-**		39
Financing fees		**2,409**		511
Resource property costs		**4,919**		950
Other		**264**		82
Total future tax assets		**15,235**		3,480
Valuation allowance		**(11,195)**		(3,480)
Net future income tax assets	**$**	**4,040**	$	-
Future income tax liabilities				
Resource property costs	**$**	**27,749**	$	-
Property, plant and equipment		**162**		-
Future tax liabilities		**27,911**		-
Future tax liability, net	**$**	**23,871**	$	-

Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Future income tax assets are recorded when it is more likely than not that they will be recovered in future periods.

12. Convertible Debentures

On March 16, 2007, the Company concluded a non-brokered sale of $20,000,000 in unsecured convertible debentures to Agnico-Eagle ($10,000,000) and Lorito Holdings Limited ($10,000,000), a Lundin Family Trust. The debentures mature March 15, 2009 and interest is payable under the debentures quarterly at 12% per annum. The Company issued two series of debentures, $10,000,000 in Series A Debentures that provide the Company may repay principal on the maturity date in cash or common shares of Stornoway ("Shares") at the Company's election and $10,000,000 in Series B Debentures that provide that the Company must repay principal on the maturity date in cash or Shares at the holder's election. If principal is paid in Shares, the Shares will be issued at a price of the lower of $1.25 and the five day volume weighted average price of the Shares ending three trading days before the payment date. The Company will have no right of prepayment. Interest payments may be paid in cash or in Shares, at the Company's election. If interest is paid in Shares, the Shares will be issued at a price of 95% of the five day volume weighted average price of the Shares ending three trading days before the payment date. The proceeds of the debenture financing were used to repay the bridge loan that was used to finance the acquisition of Ashton *(Note 6a)*.

The debentures have been segregated into the respective fair values of its debt and equity components on the date of issuance. The debt component, representing the value allocated to the liability at inception, is recorded as a long-term liability. The remaining component, representing the value ascribed to the holder's option to convert the principal balance into common shares, is classified in shareholder's equity as the "equity component of convertible debenture". Over the term of the debenture, the debt component will be accreted to the face value of the debentures by the recording of additional interest expense. The Company incurred financing fees of $78,000 in respect of the debt issuance, of which $4,000 has been amortized to the cost of the acquisition at April 30, 2007.

At issuance, the Company estimated the fair value of the conversion option by using the Black-Scholes option pricing model with the following assumptions: two-year estimated life, 42.2% volatility and a risk-free rate of 4.1%. *(Expressed in thousands of Canadian dollars):*

	April 30, 2007	April 30, 2006
Principal amount	$ 20,000	$ -
Less equity component of convertible debentures	(2,916)	-
Accreted interest	139	-
Liability component	$ 17,223	$ -

13. Asset Retirement Obligations

CICA Handbook Section 3110, "Asset Retirement Obligations" requires that the Company recognize an asset retirement obligation when a reasonable estimate of the fair value of that obligation can be estimated. The Company's exploration activities in various remote locations are supported by field camp sites that the Company is required to clean-up and remove prior to the Company terminating its interest in the underlying landholdings. At the present time for the majority of the Company's projects, the timing and extent of the clean-up and removal of the field camp sites is not determinable therefore, the fair value of this liability cannot be reasonably estimated. At the point where sufficient information is available so that the Company may reasonably estimate the fair value of the obligation, the Company will recognize a liability for the clean-up and removal of the field camp sites.

The Company's subsidiary Ashton has recorded an asset retirement obligation of $600,000 which reflects the present value of the estimated amount of undiscounted cash flow required to satisfy the asset retirement obligation in respect of the Foxtrot property in Quebec. The primary component of this obligation is the removal of equipment currently used at the site as well as costs associated with securing an underground shaft on the property. The expected timing of the asset retirement obligation expenditures range from 2008 to 2010. The majority of the expenditure will be incurred if the Company decides not to move forward with the Foxtrot property. The credit adjusted risk free rate at which the estimated cash flows have been discounted to arrive at the obligation is 12% and the undiscounted amount of estimated future cash flows is $722,000.

14. Supplemental Schedule of Non-Cash Investing and Financing Activities
(expressed in thousands of Canadian Dollars)

		April 30, 2007		April 30, 2006
Stock-based compensation included in resource properties	$	**175**	$	-
Issuance of shares for resource properties	$	**570**	$	754
Deferred exploration costs included in accounts payable	$	**4,939**	$	1,201
Deferred exploration costs included in accounts receivable	$	**2,623**	$	459
Deal transaction costs included in accounts payable	$	**886**	$	-
Issuance of common shares for Ashton *(Note 6a)*	$	**62,355**	$	-
Issuance of common shares for Contact *(Note 6e)*	$	**19,269**	$	-
Issuance of common shares in settlement of a debt *(Note 9d)*	$	**3,689**	$	-
Fair value of broker warrants issued as a financing fee *((Note 9(b)(ii))*	$	**34**	$	-
Fair value of broker warrants issued as part of a financing *(Note 9c)*	$	**147**	$	-
Fair value of unit warrants issued *(Note 9c)*	$	**1,256**	$	-
Amortization included in resource property costs	$	**498**	$	18

15. Commitments

The Company has minimum commitments under its operating leases for its premises averaging approximately $300,000 per year through 2013.

In May 2007, the Company entered into an operating lease for additional premises. The Company is committed to annual lease payments of approximately $105,000 in respect of these premises until June 30, 2010. A portion of these payments may be recovered through sub-leases.

In addition, the Company has GICs in the amount of $57,500 as collateral security for its corporate credit cards.

Ashton has a line of credit of up to $1.4 million to satisfy exploration bonding requirements and for the use of corporate credit cards. Short-term deposits equivalent to the utilization of the line of credit are provided as collateral security.

16. Subsequent Events

The following events occurred subsequent to April 30, 2007:

a) On June 20, 2007, the Company issued 604,900 common shares at a value of $0.9919 per share to the holders of the convertible debentures *(Note 12)* representing the first quarterly interest payment due and payable.

b) On July 10, 2007, the Company and Bayswater Uranium Corporation ("Bayswater") entered into an agreement whereby the Company may earn up to an 80% interest in the diamond rights to the Itza Property in Nunavut. The Company may earn a 60% interest in the property by issuing common shares at a value of $75,000 upon signing (pending) and by incurring $4,000,000 in exploration expenditures over a five year period, with a minimum first year expenditure of $500,000 prior to September 1, 2008. The Company may increase its interest in the property to 80% by sole funding a bankable feasibility study on the property, in the event that Bayswater elects not to form a joint venture when the Company vests at 60%. In addition, the agreement provides for the Company to issue common shares or cash to Bayswater should certain kimberlites or kimberlite bodies be identified on the property. The agreement is subject to regulatory approval.

c) On July 17, 2007, the Company and Shear completed the acquisition of BHPB's 12.5% interest in the Churchill property *(Note 8b)*. The Company made a cash payment of $1,250,000 and issued 2,200,000 common shares with a fair value at the time of issuance of $2,134,000 to BHPB for a 6.25% interest, thereby increasing its interest in the Churchill property to 41.86%.

ON Form 13-502F1 (Class 1 Reporting Issuers - Participation Fee), filed July 30, 2007.

RECEIVED
2008 SEP 16 P 1:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Stornoway Diamond Corporation**

Participation Fee for the Financial Year Ending: **April 30, 2007**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	______	196,062,873
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X ______	$1.10
Market value of class or series	= ______	$215,669,160
		______(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		______(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):		______(B)
(Repeat for each class or series of corporate debt or preferred shares)		______(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = 215,669,160

Total fee payable in accordance with Appendix A of the Rule $6,700.00

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

Total Fee Payable × Number of months remaining in financial year

year or elapsed since most recent financial year

12

Late Fee, if applicable ________

(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) __________

Any other item forming part of shareholders' equity and not set out specifically above __________

Total Capitalization __________

Total Fee payable pursuant to Appendix A of the Rule __________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) __________

$$\text{Total Fee Payable} \times \frac{\text{Number of months remaining in financial year year or elapsed since most recent financial year}}{12}$$ __________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) __________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year __________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X __________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X __________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = __________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

Total Fee Payable × Number of months remaining in financial year

year or elapsed since most recent financial year

______________________________________ ____________

12

Late Fee, if applicable

(please include the calculation pursuant to section 2.9 of the Rule) ____________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

New release, filed July 30, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-28
July 24, 2007

STORNOWAY COMPLETES SALE OF BUFFALO HEAD HILLS INTEREST TO DIAMONDEX AND SHORE GOLD

Stornoway Diamond Corporation (SWY: TSX) is pleased to announce the completion of the sale of its 45% interest in the Buffalo Hills Project, located in north-central Alberta to Diamondex Resources Ltd. (DSP-TSX.V) ("Diamondex") and Shore Gold Inc. (SGF:TSX) ("Shore") for a total consideration of $17.5 million. Under the agreement Shore paid $8.75 million in cash and Diamondex paid $6.25 million in cash and issued 6,031,363 of its common shares with a deemed value of $2.5 million to Ashton Diamonds (Canada) Inc., a wholly owned subsidiary of Stornoway Diamond Corporation.

The monetization of this non-core asset allows Stornoway to focus its efforts on key exploration and development opportunities within its extensive property holdings, in particular the development track Renard Project in north-central Quebec, which has the potential to become Quebec's first diamond mine.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas, CEO

For further information, please contact Nick Thomas at 604-331-2259 or (888) 338-2200
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed July 30, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-29
July 25, 2007

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

STORNOWAY COMMENCES PRE-FEASIBILITY STUDY ON RENARD DIAMOND DEPOSIT

Stornoway Diamond Corporation (TSX-SWY) is pleased to report that AMEC Americas Ltd. ("AMEC") and Agnico-Eagle Mines Limited (TSX: AEM, "Agnico-Eagle") have been engaged to prepare a comprehensive Pre-Feasibility Study on potential mining scenarios at the Renard Project in north-central Québec. Stornoway and 50:50 joint venture partner SOQUEM INC. ("SOQUEM") are currently engaged in a program of bulk sampling at Renard designed to recover a minimum 6,000 carats of diamonds from three separate kimberlite pipes. On June 20, 2007 Stornoway announced the recovery of 2,681 carats of diamonds from the Renard 3 pipe from 1,929 tonnes of kimberlite processed, including a 10.15 carat stone. Diamond recovery results from Renard 2 and Renard 4 are expected before the end of the third quarter, with a diamond valuation to follow thereafter.

The Pre-Feasibility Study will comprise two phases. Phase one will include preliminary geological, geotechnical, environmental and hydro-geological assessment. Phase two will comprise an independent NI 43-101 compliant resource calculation, a mining model, mine design, diamond plant design, capital and operating cost estimation, and financial modeling. Phase 1 work has already commenced, with the commencement of Phase 2 dependent upon joint venture approval following the receipt of final bulk sample diamond recovery and valuation results. AMEC is an international project management and services company with broad experience in the Canadian diamond mining sector. Agnico-Eagle is a leading mine developer in the province of Québec and Stornoway's largest shareholder.

Eira Thomas stated, "We are very pleased to be taking the Renard project through to this next phase of its development. Since Stornoway acquired the project earlier this year we have been on a fast track to bring Renard into the position of Québec's first diamond mine and results continue to support our belief that the deposit will be an important producer of gem quality stones."

Stornoway Diamond Corporation
Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

SOQUEM INC.
SOQUEM is a wholly-owned subsidiary of Société générale de financement du Québec ("SGF"). The SGF, the Québec industrial and financial holding company, has as its mission to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Québec.

AMEC
AMEC is an international project management and services company that designs, delivers and supports client assets for customers across the public and private sectors. In its core businesses, AMEC employs more than 16,000 people working from a network of offices throughout the UK, US and Canada, as well as regional offices and projects worldwide. AMEC has approximately 4,500 employees operating from 74 offices across Canada.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas, CEO

For further information, please contact Nick Thomas at 604-331-2259 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

Notice of meeting and record date (amended), filed July 20, 2007.

Pacific Corporate Trust Company
a Computershare Company

25 YEARS OF SERVICE TO OUR CLIENTS

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

July 20, 2007

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

**** REVISED ****

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	**STORNOWAY DIAMOND CORPORATION**
Meeting Type:	Annual General Meeting
ISIN:	CA86222Q1037
Meeting Date:	September 11, 2007 (REVISED)
Record Date for Notice:	August 10, 2007 (REVISED)
Record Date for Voting:	August 10, 2007 (REVISED)
Beneficial Ownership Determination Date:	August 10, 2007 (REVISED)
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"Yasmin Juma"

Yasmin Juma
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Toronto Stock Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\8223SWY_1.pdf

Notice of meeting and record date, filed July 19, 2007.

Pacific Corporate Trust Company
a Computershare Company
25 YEARS OF SERVICE TO OUR CLIENTS

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

RECEIVED
2008 SEP 16 P 1:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 19, 2007

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	**STORNOWAY DIAMOND CORPORATION**
Meeting Type:	Annual General Meeting
ISIN:	CA86222Q1037
Meeting Date:	September 14, 2007
Record Date for Notice:	August 13, 2007
Record Date for Voting:	August 13, 2007
Beneficial Ownership Determination Date:	August 13, 2007
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"Yasmin Juma"

Yasmin Juma
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Toronto Stock Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\8223SWY.pdf

Material change report, filed July 17, 2007.

FORM 51-102F3
Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Stornoway Diamond Corporation (the "Issuer")
Unit 116, 980 West 1st Street
North Vancouver, BC V7P 3N4

ITEM 2. DATE OF MATERIAL CHANGE

July 17, 2007

ITEM 3. NEWS RELEASE

Issued July 17, 2007 and distributed through CCN Matthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Issuer announced today that it and Shear Minerals Ltd. have acquired all of BHP Billiton Diamond Inc.'s interest in the Churchill Diamond Project pursuant to an agreement dated April 18, 2007.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release for a full description of the closing of the acquisition.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. EXECUTIVE OFFICER

Contact: Eira M. Thomas, CEO
Telephone: (604) 331-2259

ITEM 9. DATE OF REPORT

July 17, 2007

stornoway
DIAMOND CORPORATION

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

TSX: SWY
SWY 07-27
July 17, 2007

STORNOWAY AND SHEAR ANNOUNCE CLOSING OF ACQUISITION OF BHP BILLITON DIAMOND INC'S INTEREST IN THE CHURCHILL PROJECT

Stornoway Diamond Corporation **(SWY:TSX)** and Shear Minerals Ltd. **(SRM:TSXV)** today announced that they have acquired all of BHP Billiton Diamond Inc.'s ("BHPB") interest in the Churchill Diamond Project pursuant to an agreement dated April 18, 2007. Stornoway and Shear each acquired 50% of the BHPB's 12.5% interest for the sum of $4 million each, by paying $1.25 million cash and issuing common shares valued at $2.75 million. Stornoway issued an aggregate of 2,200,000 common shares at a deemed price of $1.25 per share and Shear issued an aggregate of 3,928,571 common shares at a deemed price of $0.70 per share. Stornoway and Shear now hold 41.86% and 58.14% interests, respectively, in the Churchill Diamond Project.

The Churchill Diamond Project is comprised of mineral rights to more than 2 million acres located near the communities of Rankin Inlet and Chesterfield Inlet in the Kivalliq region of Nunavut. Work is presently focused on continued exploration of new promising indicator mineral trains and geophysical anomalies as well as the evaluation of four significantly diamond bearing, vertically emplaced kimberlite dykes up to 4 m in width that have returned sampling grades up to 2.04 carats per tonne. A 400 tonne minibulk sample collected from a series of surface pits at the Kahuna dyke this past spring is now being processed for commercial sized diamonds (greater than 0.85 mm on a square mesh sieve). The 2007 field program is being operated by Shear and is under the supervision of Jennifer Burgess, P. Geol., a Qualified Person under NI 43-101.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and a management team with experience in each segment of the diamond "pipeline" from exploration to marketing.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
CEO

For further information, please contact Nick Thomas at 604-331-2259 or (888) 338-2200
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed July 17, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

RECEIVED

2008 SEP 16 P 1:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TSX: SWY
SWY 07-27
July 17, 2007

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

STORNOWAY AND SHEAR ANNOUNCE CLOSING OF ACQUISITION OF BHP BILLITON DIAMOND INC'S INTEREST IN THE CHURCHILL PROJECT

Stornoway Diamond Corporation **(SWY:TSX)** and Shear Minerals Ltd. **(SRM:TSXV)** today announced that they have acquired all of BHP Billiton Diamond Inc.'s ("BHPB") interest in the Churchill Diamond Project pursuant to an agreement dated April 18, 2007. Stornoway and Shear each acquired 50% of the BHPB's 12.5% interest for the sum of $4 million each, by paying $1.25 million cash and issuing common shares valued at $2.75 million. Stornoway issued an aggregate of 2,200,000 common shares at a deemed price of $1.25 per share and Shear issued an aggregate of 3,928,571 common shares at a deemed price of $0.70 per share. Stornoway and Shear now hold 41.86% and 58.14% interests, respectively, in the Churchill Diamond Project.

The Churchill Diamond Project is comprised of mineral rights to more than 2 million acres located near the communities of Rankin Inlet and Chesterfield Inlet in the Kivalliq region of Nunavut. Work is presently focused on continued exploration of new promising indicator mineral trains and geophysical anomalies as well as the evaluation of four significantly diamond bearing, vertically emplaced kimberlite dykes up to 4 m in width that have returned sampling grades up to 2.04 carats per tonne. A 400 tonne minibulk sample collected from a series of surface pits at the Kahuna dyke this past spring is now being processed for commercial sized diamonds (greater than 0.85 mm on a square mesh sieve). The 2007 field program is being operated by Shear and is under the supervision of Jennifer Burgess, P. Geol., a Qualified Person under NI 43-101.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and a management team with experience in each segment of the diamond "pipeline" from exploration to marketing.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
CEO

For further information, please contact Nick Thomas at 604-331-2259 or (888) 338-2200
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed July 10, 2007.

PRESS RELEASE

RECEIVED

2008 SEP 16 P 1:13

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-26
July 10, 2007

Suite 800-625 Howe Street
Vancouver BC Canada V6C 2T6
Tel: 604-331-2259 Fax: 604-668-8366

STORNOWAY ENTERS INTO AGREEMENT WITH BAYSWATER TO EXPLORE DIAMOND TARGETS AT ITZA LAKE PROPERTY, NU

Stornoway Diamond Corporation (TSX: SWY) is pleased to announce the Company has entered into an agreement with Bayswater Uranium Corporation (TSX-V: BAY) to explore Bayswater's 430,738 hectare (1,064,353 acres) Itza Lake property for diamonds. Located 80 kilometres northwest of the hamlet of Baker Lake, Nunavut, marginal to the North Thelon Basin, Itza Lake's diamond potential was recognized late last year through an airborne geophysical survey that identified a number of circular, magnetic features, similar to those associated with kimberlite pipes, the primary host rock for diamonds. As the survey covered only about 20% of the current property, which was expanded in early 2007, there is strong potential to locate further kimberlite targets.

Under the terms of the Letter Agreement, Stornoway can earn a 60% interest in the diamond rights at Itza Lake by issuing $75,000 worth of Stornoway shares to Bayswater and incurring $4,000,000 in exploration expenditures over five years – a minimum of $500,000 must be spent before September 1, 2008. Furthermore, Bayswater will receive 25,000 shares of Stornoway or $40,000 in cash, at Stornoway's election, for each geographically distinct, in-situ kimberlite body, up to a maximum of ten bodies, identified on the property. Bayswater will receive a further 50,000 shares or $200,000 in cash, at Stornoway's election, for each kimberlite which returns greater than 75 carats per hundred tonnes (based on diamonds recovered on a 0.85 mm square mesh sieve) from a minimum one tonne sample.

Upon Stornoway earning its 60% interest, Bayswater has thirty days to elect to form a joint venture whereby Stornoway will contribute 60% and Bayswater shall contribute 40%, of all future expenditures on the property. Provided Stornoway earns a 60% interest and Bayswater elects not to form a joint venture within thirty days, Stornoway has a further thirty days to elect to proceed to earn a further 20% interest in the diamond rights to the Itza property (bringing its total property interest to 80%) by funding all work towards the completion of a bankable feasibility study on the property. Provided Stornoway earns an 80% interest in the diamond rights to Itza, the partners shall enter into a joint venture whereby each partner will contribute its pro-rata share of all future expenditures on the property.

Eira Thomas, CEO of Stornoway comments, "We're delighted to have the opportunity to explore for diamonds at Itza Lake. The initial anomalies identified by Bayswater's first survey are attractive targets; since only a portion of the property has been covered, there is excellent opportunity to find additional targets through more extensive detailed airborne surveys."

George Leary, President of Bayswater states, "As a well financed diamond explorer with extensive experience in the Arctic, Stornoway makes an ideal partner to explore and develop the diamond potential of the Itza Lake properties."

The Itza Lake property is comprised of a contiguous land package consisting of 1,024,353 acres owned 100% by Bayswater and a 40,000 acre permit area held under the Canada Uranium Joint Venture with Strongbow Exploration Inc. (TSX-V: SBW). The land package is located close to diamond company De Beers' land holdings in the region.

A property map showing the magnetic clusters can be viewed at http://stornowaydiamonds.com/Itza-Kimberlites.jpg.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact the Nick Thomas at 604-331-2271 or (888) 338-2200
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed June 20, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-25
June 20, 2007

Suite 860 - 625 Howe Street
Vancouver BC V6C 2T6 Canada
Tel: 604.331.2259 Fax: 604.689.5041

STORNOWAY REPORTS 2,681 CARATS RECOVERED FROM RENARD 3 INCLUDING A 10.15 CARAT STONE

Stornoway Diamond Corporation (TSX-SWY) is pleased to provide complete diamond recovery results from the Renard 3 kimberlite, the first individual kimberlite bulk sample to be completed as part of the Renard bulk sample program in north-central Québec. Stornoway, and 50:50 joint venture partner SOQUEM INC. ("SOQUEM"), are currently engaged in a program of sampling at Renard designed to recover a minimum 6,000 carats of diamonds from three separate kimberlite pipes. Renard 3 has now returned a total of 2,681 carats of diamonds from 12 separate sub-samples with a combined dry sample weight of 1,929 tonnes, representing an overall diamond recovery of 139 carats per hundred tonnes (cpht) for stones retained on a +1 Diamond Trading Company (DTC) screen. Diamond recovery from individual sub-samples varied between 78 cpht and 223 cpht, with the largest diamond weighing 10.15 carats. Complete Renard 3 diamond data, after utilizing both x-ray sorter and grease table recovery circuits, are as follows:

Sub-Sample	Dry Weight (tonnes)	Stones (retained on +1 DTC screen)	Carats (retained on a +1 DTC screen)	Diamond Content [1] (cpht)[2]	Largest Diamond (carats)
R3-3002 [3]	59.7	686	74.10	124	4.13
R3-3006 [3]	122.0	2262	220.45	181	2.50
R3-3008 [3]	235.5	3212	351.72	149	7.78
R3-3012	222.4	3268	316.95	143	3.62
R3-3014	169.1	2132	236.68	140	3.62
R3-3016	176.2	1392	187.20	106	6.36
R3-3018	149.2	1079	136.24	91	4.26
R3-3020	168.4	1118	142.39	85	2.43 [4]
R3-3102	155.4	2389	248.26	160	3.12
R3-3104	163.1	1315	127.21	78	2.28
R3-3107	164.2	3847	365.68	223	10.15
R3-3109	143.4	2982	274.52	191	2.28
Total	**1928.6**	**25682**	**2681.40**	**139**	

[1]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including the location/size of the underground samples and processing parameters

[2]Carats per hundred tonnes

[3]Preliminary results for sub-samples R3-3002, 3006 and 3008 were previously disclosed in a Stornoway Press Release dated May 17, 2007

[4] 3.16 carats if a two piece broken stone (2.12ct and 1.04 ct) is reassembled

CEO Eira Thomas stated, "The final diamond recovery results from Renard 3 have exceeded our expectations. Overall diamond content, the frequency of large stones and indicative diamond qualities from Renard 3 all equal or exceed the observed results from earlier sampling campaigns. It is particularly noteworthy that this sample has yielded a higher average diamond content of 139 cpht compared to 126 cpht from historical work, despite lower recoveries of smaller stones attributable to plant design. We continue to be encouraged by the potential of the Renard Project to become Quebec's first diamond mine."

The five largest diamonds recovered from Renard 3 are a 10.15 carat light off-colour gem octahedron, a 7.78 carat near-gem clivage, a 6.36 carat colourless gem octahedron, a 6.09 carat colourless gem octahedron, and a 5.00 carat colourless macle (a photograph of these diamonds can be found on the Stornoway website at http://www.stornowaydiamonds.com/news/2007/gallery/). Three of these diamonds were previously reported in a May 17th press release. The increase in diamond content on the previously reported samples (R3-3002, 3006, and 3008) is a result of additional diamond recovery from the grease table finish applied to all x-ray sorter rejects.

To date, some 5,400 dry tonnes of kimberlite has been processed at the 10 tonne per hour Dense Media Separation (DMS) plant located at the Renard Project site. This comprises 1,929 dry tonnes of Renard 3, approximately 2,238 dry tonnes of Renard 2 and approximately 1,230 tonnes of Renard 4. Stornoway anticipates that a minimum 6,000 dry tonnes of kimberlite will have been processed through the DMS plant by the end of June, at which time on-site processing will have been completed. Final diamond recovery at Stornoway's wholly owned laboratory located in North Vancouver is expected to be completed within the third quarter with a full market valuation following thereafter. Diamond recovery results for the Renard 2 and Renard 4 kimberlites will be released on a batched basis as they become available.

Comparative Historical Data

Between 2004 and 2005, Stornoway's wholly owned subsidiary Ashton Mining of Canada Inc. ("Ashton") and its JV partner SOQUEM collected a 146 tonne mini-bulk sample from Renard 3 by reverse circulation drilling that yielded a recovered diamond content of 126 cpht (Ashton press release of January 26, 2005). The largest diamond recovered during that program was a colourless 4.30 carat octahedron.

Historical diamond recovery results now reported from Renard 3 are as follows:

Disclosure Date	Dry Weight (tonnes)	Carats	Diamond Content[3] (cpht)[4]	Largest Diamonds (carats)
[June 18th, 2007][1]	1938.0	2681.40 [5]	139	10.15, 7.78, 6.36
January 26, 2005[2]	146.0	184.00 [6]	126	4.30, 2.70, 2.29
December 13, 2004[2]	8.6	5.89 [6]	68	0.88
June 9, 2004[2]	5.1	7.81 [6]	153	1.82, 1.01
December 18, 2002 [2]	4.9	6.54 [7]	134	0.73

[1]Total includes preliminary diamond recovery results reported by Stornoway on May 17th, 2007

[2]Reported by Ashton Mining of Canada Inc.

[3]The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including the location and size of the samples or drill holes

[4]Carats per hundred tonnes

[5] Represents only stones retained on a +1 or greater DTC screen, as discussed below

[6] Represents only stones retained on a +1.18 mm square mesh screen

[7] Represents only stones retained on a +0.85 mm square mesh screen

Renard 3 Geology

The twelve individual samples from Renard 3 reported above were collected by underground decline 55m below surface at the 455m level. Underground mapping has outlined six geological units, comprised of four fragmental kimberlite breccias (typical tuffisitic kimberlite breccia to tuffisitic transitional kimberlite breccia), a hypabyssal kimberlite breccia, and a hypabyssal kimberlite with coarse olivine. Variations in

diamond content are apparent between these geological units, with the slightly elevated diamond contents corresponding to the hypabyssal kimberlite with coarse olivine (223 cpht in sample 3107) and the hypabyssal kimberlite breccia (191 cpht in sample 3109). Diamond content of the fragmental breccias varies from 78 cpht to 181 cpht, with a weighted average of 125 cpht.

Recovered diamond content from individual sub-samples, and the complete Renard 3 underground sample, does not conform to the definition of a "mineral resource" grade established by National Instrument ("NI") 43-101. The Renard 3 samples processed to date have been selected from each of the geological units encountered in the underground drifts. Stornoway is in the process of establishing detailed geological models for each of the Renard kimberlites to be utilized in a subsequent NI 43-101 compliant resource calculation. As a component of this work, individual geologic units observable within the pipes will be reconciled with diamond recovery information.

Scientific and Technical Data

Diamond results reported in this release are based on sample processing by a 10 tph DMS plant owned by Stornoway (through Ashton) and SOQUEM in joint venture, and operated by Stornoway, and on the recovery of diamonds from concentrate at Stornoway's wholly owned and operated mineralogical laboratory in North Vancouver, British Columbia. Quality assurance protocols and actual operating procedures for the processing, transport and recovery of diamonds under the Renard bulk sample program, including arms-length security provisions, conform to industry standard Chain of Custody provisions and are subject to the review of AMEC Americas Ltd. who have been contracted to provide third party accreditation for program data.

For the Renard bulk sample program, individual kimberlite samples are prepared through a primary jaw crusher prior to introduction to the 10 tph DMS. To facilitate production of a heavy mineral concentrate, -20mm material is fed directly into the DMS and +20mm material is reduced through a secondary cone crusher set at 10mm. DMS coarse reject "floats" are re-crushed to -6mm and re-circulated through the DMS. During the processing of the first seven Renard 3 sub-samples (3002, 3006, 3008, 3012, 3102, 3104 and 3107), a 1.2mm by 13.0mm slotted screen was employed. The subsequent five samples were processed utilizing a 1.0mm by 12.0mm slotted screen. Use of the 1.0mm by 12.0mm slotted screen would slightly increase recovery of smaller diamonds, but the minimum stone size would still be greater than that retained on a +1 DTC screen. Following delivery to North Vancouver, the resultant DMS concentrate was then processed twice through x-ray sorter equipment to generate a final concentrate which was hand sorted to extract diamonds. A grease table finish was used to recover diamonds from all x-ray sorter rejects. All 12 sub-samples from Renard 3, as reported above, include diamonds recovered from (a) two x-ray sorter passes and (b) the grease table recovery circuit. Diamond recovery reported above pertains only to stones retained on a +1 DTC screen, approximately equivalent to a 0.85mm square mesh screen. However, the bottom cut-off screen sizes used on the DMS will result in under-recovery of smaller diamonds and will not allow a direct comparison with previously reported diamond contents. As part of Stornoway's ongoing QA/QC program, DMS tails, concentrate residues and other materials are also subject to audit. Any significant changes to the recovered diamond grades provided above will be reported when available. The Renard bulk sample program is managed by Dave Skelton, P.Geol., Senior Project Manager. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol, Vice President, Exploration, a Qualified Person under NI 43-101.

Interest Payment Shares Issued

Stornoway has made the first quarterly interest payment due on the $20,000,000 unsecured Series A and Series B convertible debentures (see Stornoway Press Release dated March 16, 2007) by issuing a total of 604,900 common shares at a value of $0.9919 per share to the holders of the debentures. The price per common share is based on 95% of the volume weighted average trading price of the shares, three days prior to the June 15th payment date. The debentures bear interest at 12% per annum, payable

quarterly in cash or in shares, at Stornoway's election. The shares are subject to a hold period that will expire July 17, 2007.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

SOQUEM INC.

SOQUEM is a wholly-owned subsidiary of Société générale de financement du Québec ("SGF"). The SGF, the Quebec industrial and financial holding company, has as its mission to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Quebec.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact the Nick Thomas at 604-331-2271 or 1-877-331-2232
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed May 22, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

RECEIVED
2008 SEP 16 P 1:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Suite 860 - 625 Howe Street
Vancouver BC V6C 2T6 Canada
Tel: 604.331.2259 Fax: 604.689.5041

TSX: SWY
SWY 07-24
May 18, 2007

STORNOWAY ANNOUNCES EXTENSION OF WARRANTS

Stornoway Diamond Corporation (TSX:SWY) announces that it is extending the expiry date of 2,500,000 outstanding share purchase warrants of the Company (the "Warrants") which expire on May 19, 2007. The Warrants are exercisable at C$1.30 per share and, subject to approval of the TSX, the expiry date will be extended to permit them to continue to be exercisable at C$1.30 per share until June 19, 2007. The Warrants cannot be exercised by the holder until after June 1, 2007.

About Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and a management team with experience in each segment of the diamond "pipeline" from exploration to marketing.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact the Nick Thomas at 604-331-2271 or (888) 338-2200
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed May 17, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

RECEIVED
2008 SEP 15 P 1:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TSX: SWY
SWY 07-23
May 17, 2007

Suite 860 - 625 Howe Street
Vancouver BC V6C 2T6 Canada
Tel: 604.331.2259 Fax: 604.689.5041

STORNOWAY REPORTS AN INITIAL DIAMOND CONTENT OF 150 CPHT FROM RENARD 3 INCLUDING A 7.8 CARAT STONE

Stornoway Diamond Corporation (TSX-SWY) is pleased to provide initial diamond recovery results from its 10,000 tonne bulk sample program at its Renard Project in north-central Québec, a 50:50 joint venture with SOQUEM INC. ("SOQUEM"). A total of 624 carats of diamonds have been recovered from a combined dry sample weight of 417 tonnes from Renard 3, yielding a recovered diamond content of 150 carats per hundred tonnes (cpht). Diamond recovery via x-ray sorter has been completed for three underground samples from Renard 3, with individual results reported below. These results include the recovery of 7.78 and 6.09 carat stones, representing the two largest diamonds discovered in Québec to date.

Kimberlite Body	Sample	Dry Weight (tonnes)	Carats*	Stones	Diamond Content** (cpht)***	Largest Diamonds (carats)
Renard 3	3002	59.5	71.19	606	120	4.13, 1.21, 0.60
Renard 3	3006	122.0	213.60	2032	175	2.54, 1.99, 1.82
Renard 3	3008	235.0	339.20	2821	144	7.78, 6.09, 5.00, 4.19
Total		**416.5**	**623.99**	**5459**	**150**	

*Based on diamond recovery using a 1.2mm by 13.0mm slotted screen
**The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including the location and size of the underground samples
***Carats per hundred tonnes

CEO Eira Thomas stated, "The first diamond recovery results from Renard have exceeded our expectations. The cumulative recovered diamond content at Renard 3 is 18% higher than previous large scale sampling, and we are encouraged by both the size and quality of the diamonds that have been returned."

The five largest diamonds recovered are 7.78, 6.09, 5.00, 4.19 and 4.13 carats. These stones are described as a near-gem clivage, a colourless gem octahedron, a colourless macle, a light off-colour gem octahedron and a top light brown gem octahedron, respectively.

A total of 1,927 tonnes of kimberlite from the Renard 3 body have now been processed at the 10 tonne per hour (10 tph) Dense Media Separation (DMS) plant located at the Renard Project site. A further 559 tonnes have also been processed from Renard 2, and 142 tonnes from Renard 4. Stornoway anticipates that a total of some 6,000 tonnes of kimberlite will have been processed through the DMS plant by the end of the second quarter, comprising approximately 2,000 tonnes from each of Renard 2, 3 and 4. Final diamond recovery is expected to be completed within the third quarter with a full market valuation following thereafter. Stornoway expects to release diamond recovery results on a batched basis as they become available.

Comparative Historical Data

Between 2004 and 2005, Stornoway's wholly owned subsidiary Ashton Mining of Canada Inc. ("Ashton") and its JV partner SOQUEM collected a 146 tonne mini-bulk sample from Renard 3 by reverse circulation drilling that yielded a recovered diamond content of 126 cpht (Ashton press release of January 26, 2005). The largest diamond recovered during that program was a colourless 4.30 carat octahedron.

Historical diamond recovery results now reported from Renard 3 are as follows:

Disclosure Date	Dry Weight (tonnes)	Bottom Cut-off mesh size (mm)	Carats	Diamond Content** (cpht)***	Largest Diamonds (carats)
May 17th, 2007	417	****	624	150	7.78, 6.09, 5.00, 4.19, 4.13
January 26, 2005*	146	1.18	184	126	4.30, 2.70, 2.29
December 13, 2004*	8.6	1.18	5.89	68	0.88
June 9, 2004*	5.1	1.18	7.81	153	1.82, 1.01
December 18, 2002*	4.9	0.85	6.54	134	0.73

*Reported by Ashton Mining of Canada Inc.
**The estimated diamond content, expressed as carats per hundred tonnes, may not be representative of the overall diamond content of the body due to a number of factors, including the location and size of the samples or drill holes
***Carats per hundred tonnes
**** DMS processing reported herein utilized a 1.2mm by 13.0mm slotted screen

Scientific and Technical Data

Diamond results reported in this release are based on sample processing by a 10 tph DMS plant owned by Stornoway (through Ashton) and SOQUEM in joint venture, and operated by Stornoway, and on the recovery of diamonds from concentrate at Stornoway's wholly owned and operated mineralogical laboratory in North Vancouver, British Columbia. Quality assurance protocols and actual operating procedures for the processing, transport and recovery of diamonds under the Renard bulk sample program, including arms-length security provisions, conform to industry standard Chain of Custody provisions and are subject to the review of AMEC Americas Ltd. who have been contracted to provide third party accreditation for program data.

The three individual 2007 samples (3002, 3006 and 3008, as reported above) were collected by underground decline close to the center of the Renard 3 kimberlite pipe, 55m below surface at the 455m level. The Renard bodies contain internal complexities and recovered diamond content from individual samples does not conform to the definition of a "mineral resource" grade established by National Instrument 43-101. Stornoway is in the process of establishing detailed geological models for each of the Renard kimberlites as part of a formal NI 43-101 compliant resource calculation. As a component of this work, individual geologic units observable within the pipes will be reconciled with diamond recovery information.

For the Renard bulk sample program, individual kimberlite samples are prepared through a primary jaw crusher prior to introduction to the 10 tph DMS. To facilitate production of a heavy mineral concentrate, -20mm material is fed directly into the DMS and +20mm material is reduced through a secondary cone crusher set at 10mm. DMS coarse reject "floats" are re-crushed to -6mm and re-circulated through the DMS. During the processing of these first three Renard samples a bottom cut-off utilizing a 1.2mm by 13.0mm slotted screen was employed. Following delivery to North Vancouver, the resultant DMS concentrate was then processed twice through x-ray sorter equipment to generate a final concentrate which was hand sorted to extract diamonds. A grease table finish will be used to audit all x-ray sorter rejects. As part of Stornoway's ongoing QA/QC program, DMS tails, concentrate residues and other materials are also subject to audit. The recovery data reported above constitutes diamonds from the x-ray sorter circuit only, and does not include diamonds recovered by grease table or by other audit streams. Any significant changes to the recovered diamond grades provided above will be reported when available. The Renard bulk sample program is managed by Dave Skelton, P.Geol., Senior Project Manager. Stornoway's diamond exploration programs are conducted under the direction of Robin Hopkins P.Geol, Vice President, Exploration, a Qualified Person under NI 43-101.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and management and technical teams with experience in each segment of the diamond "pipeline" from exploration to marketing.

SOQUEM INC.

SOQUEM is a wholly-owned subsidiary of SGF Minéral inc., a subsidiary of the Société générale de financement du Québec ("SGF"). The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Quebec.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

For further information, please contact the Nick Thomas at 604-331-2271 or (888) 338-2200
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed May 14, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-21
May 14, 2007

Suite 860 - 625 Howe Street
Vancouver BC V6C 2T6 Canada
Tel: 604.331.2259 Fax: 604.689.5041

STORNOWAY PROVIDES EXPLORATION UPDATE
On Schedule For First Renard Diamond Results In Q2

Stornoway Diamond Corporation (TSX-SWY) is pleased to provide an update on its extensive portfolio of diamond exploration and development properties. Stornoway's Board of Directors has approved an aggressive $23 million capital expenditure program of focused exploration and development investment in support of its diamond growth strategy. Over the past six months, Stornoway has completed two transformative corporate transactions and raised over $65 million, positioning itself as one of Canada's premier middle tier diamond companies. Stornoway now benefits from a larger market capitalization and a stronger financial platform that includes $43 million in working capital.

CEO Eira Thomas stated, "We are gearing up for an exciting exploration season, anticipating steady news flow from multiple projects, beginning shortly with the first bulk sample results from Renard, our most advanced project which has the potential of becoming Quebec's first diamond mine. We have recently increased our working capital, primarily through equity issuances and assets sales, and realized a significant reduction in costs from the integration of Ashton, Stornoway and Contact, In 2007, Stornoway's efforts will be focused on core assets that have the potential to build reserves and fuel growth."

Stornoway will be active on 20 diamond projects in 2007. Key program objectives include:

- completion of a 10,000 tonne **bulk sample** program on the Renard Project, with initial diamond recovery results anticipated in the 2nd quarter and final valuation results to follow in the 3rd quarter
- a 500 tonne minibulk sampling program at the **advanced** Churchill Project (designed to deliver over 200 carats for preliminary assessment of diamond value from one or more of the kimberlites) and delineation drilling of the Kahuna, Notch, Jigsaw and PST kimberlites
- **advanced** drilling of the Aviat Project's large tonnage-potential eastern sheet complex and **early stage exploration** for prospective, un-sourced diamond indicator mineral anomalies
- continued **early stage exploration** (sampling, geophysics and target drilling) on promising diamond projects located throughout Canada, as well as Botswana, to ensure a strong property portfolio that fills the company's 'pipeline' from grassroots to development stage projects.

2007 AT A GLANCE:

Project	Phase I Exploration	Phase II Exploration	Phase III Exploration	Phase IV Exploration	Total	Newsflow		
	(Early Stage*)	(Brownfields**)	(Advanced***)	(Development Track****)	Expenditures	Q2	Q3	Q4
Renard		$1,500,000	$750,000	$10,000,000	$12,250,000			
Churchill		$1,500,000	$2,000,000		$3,500,000			
Aviat		$1,750,000	$1,000,000		$2,750,000			
Qilalugaq		$500,000	$250,000		$750,000			
Timiskaming	$400,000	$600,000			$1,000,000			
N.Alberta/NWT	$825,000				$825,000			
Saskatchewan	$850,000				$850,000			
Sua Pan - Botswana	$500,000				$500,000			
Budgets (SWY only)	*$2,575,000*	*$5,850,000*	*$4,000,000*	*$10,000,000*	*$22,425,000*			

* Includes exploration activities such as till sampling and/or geophysics and/or target drilling in areas of unknown potential
** Includes early stage exploration activities in areas of known kimberlites
*** Includes delineation drilling of known kimberlites and/or minibulk sampling up to 500 tonnes to provide prelminary estimates of size and grade
**** Includes pre-feasibility work to define resources and recover commerical sized diamonds for valuation purposes

Bulk Sampling

Renard Project (Foxtrot Property), Quebec (50% SWY) - Stornoway has commenced picking diamonds from mineral concentratres prepared by our 10 tonne per hour (10 tph) Dense Media Separation (DMS) plant, situated at the Renard project. Initial diamond results will be reported once concentrates from the first 500 tonnes have been completely picked, with subsequent results reported in batched stages. To date the DMS plant has successfully processed some 2,000 tonnes from the Renard 3 kimberlite and 500 tonnes from the Renard 2 and Renard 4 kimberlites. Stornoway anticipates that a total of some 6,000 tonnes of kimberlite will have been processed through the 10 tph DMS plant by the end of the second quarter. Final diamond extraction from all mineral concentrates is expected to be completed within the third quarter with a full market valuation following thereafter.

Elsewhere on the Foxtrot Property, summer exploration activities will include prospecting, till sampling, ground geophysics and drilling. In addition, a 500 tonne mini-bulk sample will be collected from the Lynx dyke with the objective of recovering a minimum 500 carat sample of diamonds for valuation purposes.

The Renard Project within the Foxtrot Property is a joint venture with SOQUEM INC., a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF").

Advanced Exploration

Churchill, Nunavut (35.61% SWY) – As previously announced (Stornoway Press Release, April 25, 2007), minibulk sampling activities at the Churchill Diamond Project, operated by Shear Minerals, have successfully extracted some 400 tonnes of kimberlite from the Kahuna kimberlite dyke. The grade of Kahuna has been previously reported as 1.09 carats per tonne (cpt) (Stornoway Press Release, February 12, 2007). The 2007 program includes a 500 tonne minibulk sampling program designed to deliver over 200 carats for preliminary assessment of diamond value from one or more of the kimberlites, and delineation drilling of the Kahuna, Notch, Jigsaw and PST kimberlites. Additional exploratory work will include drilling to help better define the size of the four diamondiferous dykes discovered in 2006, prospecting activities, the collection of 800 till samples to locate the source for as yet unexplained anomalous kimberlite indicator mineral trains with promising chemical signatures and extensive geophysics to trace the potential host structures and identify possible 'blows' or thickenings along the known dykes.

Aviat, Nunavut (70% SWY) – Stornoway's 2007 field program on the Aviat Project has commenced, with camp construction currently underway. Exploration activities will focus on discovering the source of the 'northern' mineral anomaly as well as testing the continuity/surface projection of the other Aviat bodies outlined by work in 2006 (Stornoway Press Release; Oct. 11, 2006). Drilling is scheduled to begin in mid-May. Sampling (both till and rock) and prospecting will be initiated once snow cover has melted sufficiently, and will run for the duration of the program (currently anticipated to be in late August/early September).

Qilalugaq Property, Nunavut (SWY earning 50%) – Stornoway is pleased to announce the recovery of 1.38 carats of diamonds greater than 0.85mm square mesh screen from 4.2 dry tonnes of material collected from two surface pits excavated on the A28 kimberlite body by Stornoway in 2006. The largest stone weighed 0.587 carats, was retained on a 3.35mm square mesh screen and has been described as an intact macle aggregate (see picture). The resultant sample grade of 0.328cpt is higher than that obtained by BHP Billiton who previously collected a 9.6t sample from the same body by drilling and derived a grade of 0.26cpt (greater than 0.85mm square mesh). The reason for the apparent difference in grade is not known at the present time.

BODY	Dry Weight (kg)	No. Stones > 0.850mm	Carat wt. >0.850mm	>0.850mm Grade ct/t	+0.850 mm	+1.18 mm	+1.70 mm	+2.36 mm	+3.35 mm
A28 Surface	4191.95	31	1.38	0.328	15	14	1	0	1

During 2006, Stornoway also discovered two kimberlite dykes by prospecting – the Naujaat 1 and Naujaat 2 bodies (Stornoway Press Release; August 23, 2006). Naujaat 1 was sampled at three locations along strike, N1 East, N1 Central (approximately 600m north-northwest of N1 East) and N1 West (approximately 1700m north-northwest of N1 Central). Caustic fusion has confirmed that the bodies are diamondiferous, although a possible variation in diamond content along strike is suggested by the results summarized below.

Sample	Weight (kg)	+0.106 mm	+0.150 mm	+0.212 mm	+0.300 mm	+0.425 mm	+0.600 mm	+0.850 mm	+1.180 mm	Total
Naujaat 1 – East	98.11	23	8	8	3	2	1	0	0	45
Naujaat 1 – Central	74.81	19	12	13	5	2	1	0	0	52
Naujaat 1 – West	9.5	0	0	0	0	0	0	0	0	0

Due to time constraints and logistical considerations experienced in the field during 2006, only a single mini-bulk sample of 1.0 dry tonnes could be collected from the N1 West site. N1 Central and N1 East were not mini-bulk sampled in 2006, but will be revisited during 2007. DMS processing of the N1 West sample recovered only a single diamond on the 0.85mm square mesh screen, as shown below.

BODY	Dry Weight (kg)	No. Stones > 0.850mm	Carat wt. >0.850mm	>0.850mm Grade ct/t	+0.850 mm	+1.18 mm	+1.70 mm	+2.36 mm	+3.35 mm
Naujaat 1	1010.5	1	0.0045	0.0045	1	0	0	0	0

The A28 and Naujaat 1 mini-bulk samples were processed through a DMS plant owned by Stornoway and operated by Microlithics Laboratories in Thunder Bay, Ontario, an independent mineral process laboratory currently providing services exclusively to Stornoway and its affiliates. Caustic fusion analysis was also undertaken at Microlithics.

The 2007 exploration program on this one million acre property has commenced with a spring ground geophysical survey program, and will continue with summer prospecting and sampling activities.

Coronation Gulf Properties, Nunavut (100% SWY) – In mid 2006, Stornoway's wholly owned subsidiary Ashton Mining of Canada Inc. optioned the Kim, Ric, Vic, Eokuk and James River properties to Vaaldiam Resources Limited (Ashton Press Release; July 17, 2006). As part of their earn-in, Vaaldiam collected some 88.25 dry tonnes of material from surface exposures of the Artemisia kimberlite, and another 1.2 dry tonnes from the Pegasus kimberlite. For Artemisia, Vaaldiam has reported the recovery of 13.038 carats of diamonds by DMS processing (using a 0.85mm square mesh screen cut-off), resulting in a grade of 14.77 carats per hundred tonnes (cpht). The largest stone, described as an off white, transparent octahedron, measured 1.011 carats. No stones were recovered on a 0.85mm square mesh screen for the Perseus kimberlite). Although the mini-bulk sampling results for Artemisia (reported below) confirmed the presence of commercial sized diamonds, Vaaldiam has informed Stornoway of their intention to terminate Vaaldiam's participation in the Coronation Gulf properties (see Vaaldiam Press Release; May 08, 2007).

BODY	Dry Sample wt (tonnes)	No. Stones > 0.850mm	Carat wt. >0.850mm	>0.850mm Grade ct/t	+0.850 mm	+1.18 mm	+1.70 mm	+2.36 mm	+3.35 mm
Artemisia	88.26	562	13.038	0.14773	383	150	25	3	1

Early Stage Exploration

Timiskaming Properties, Ontario and Quebec (100% SWY) – Exploration on Stornoway's landholdings in the Timiskaming area (acquired through the merger with Contact Diamond Corporation) has commenced, and will include a detailed airborne survey over the head of unsourced mineral distribution trains on the Elk Lake Property, till sampling to resolve mineral trains on several other properties and ground geophysics to better define the Baby kimberlite (Guiges Property, Quebec). Recent caustic fusion kimberlite from the Baby discovery drill hole (Contact Press Release; November 28, 2006) did not return any diamonds, although concurrent mineral chemistry studies suggest that a second undiscovered phase of kimberlite may be present at the Baby kimberlite. Drilling of the Baby kimberlite to confirm this hypothesis may be undertaken later this season. Other targets on the Timiskaming properties may also be drill tested, pending results of the summer 2007 work and availability of equipment. Additionally, DMS processing of a total of 1.95 dry tonnes of material collected from two diamondiferous lamprophyre dykes near Cobalt, Ontario (Contact Press Release; December 11, 2006), did not return significant numbers of diamonds. Both caustic fusion and DMS processing were undertaken by Microlithics Laboratories in Thunder Bay, Ontario, an independent mineral process laboratory currently providing services exclusively to Stornoway and its affiliates.

Northern Alberta/NWT (SWY various interests) – Stornoway's diamond exploration activities in northern Alberta and the Northwest Territories are continuing, both on our 100% owned properties and through joint ventures, with ground checking and geophysical surveys of airborne targets (e.g. Calling Lake, OWIHK, RAM and Blackstone properties). Promising targets derived from this work will be prioritized for drilling, depending on weather and logistical considerations. [Note: Stornoway's recent announcement of the proposed sale of the Buffalo Head Hills Property to a consortium of Diamondex Resources Ltd. and Shore Gold Inc. for a deemed price of $17.5 million (SWY Press Release; April 26, 2007) covers only ground previously held by Ashton Mining of Canada Inc. through a joint venture with Encana Corporation and Pure Diamonds Exploration Inc.]

Pikoo, Saskatchewan (100% SWY) – An airborne geophysical survey designed to identify the source of promising indicator mineral results obtained during Stornoway's 2006 till sampling has commenced over the 100% owned Pikoo Property situated in central Saskatchewan. Anomalies derived from the airborne survey, as well as unsourced indicator mineral anomalies, will be investigated later in the 2007 season.

Sua Pan, Botswana (50% SWY) – Due to unseasonal weather conditions experienced in 2006, Stornoway was unable to undertake drilling activities on this property, situated some 50km north-northeast of the Orapa Mine within Botswana's Cretaceous kimberlite trend. Stornoway plans to drill test 10-12 targets in late August or early September, depending on availability of suitable drilling rigs.

Other Projects (SWY various interests) – Stornoway and its wholly owned subsidiaries also hold varying interests in a number of other diamond properties and prospects, as well as significant regional geological, geochemical and geophysical databases. It is Stornoway's intention to review these properties and databases, as well as other properties or information that may become available, in order to ensure that the combined company continues to maintain a portfolio of promising diamond projects that fill the 'pipeline' from grassroots to development stage. Exploration activities, including drilling, will be

undertaken where warranted and where permitted by logistical and budgetary considerations. Results will be reported as appropriate.

Stornoway Diamond Corporation

Stornoway Diamond Corporation is one of Canada's leading diamond exploration and development companies, involved in the discovery of over 150 kimberlites in six Canadian diamond districts. The Company benefits from a diversified diamond property portfolio, a strong financial platform and a management team with experience in each segment of the diamond "pipeline" from exploration to marketing.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
President

For further information, please contact the Nick Thomas at 604-331-2271 or (888) 338-2200
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed May 14, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

TSX: SWY

SWY 07-22
May 14, 2007

STORNOWAY ISSUES CORRECTION TO WORKING CAPITAL AMOUNT ON MAY 14TH PRESS RELEASE

Stornoway Diamond Corporation (TSX-SWY) wishes to correct the press release titled "Stornoway Provides Exploration Update - On Schedule For First Renard Diamond Results In Q2", released May 14 at 6:00 am Pacific Standard Time. Due to a transposition error, the working capital amount appeared as $43 million instead of $34 million, the correct amount.

It should also be noted that the $34 million working capital figure assumes receipt of the $15 million in cash payable upon completion of sale of the Buffalo Hills Property to Diamondex Resources Ltd. and Shore Gold Inc (see press release dated April 26, 2007).

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
President

For further information, please contact the Nick Thomas at 604-331-2271 or (888) 338-2200
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **

New release, filed May 2, 2007.

PRESS RELEASE

stornoway
DIAMOND CORPORATION

TSX: SWY
SWY 07-20

Suite 860 - 625 Howe Street
Vancouver BC V6C 2T6 Canada
Tel: 604.331.2259 Fax: 604.689.5041

May 2, 2007

STORNOWAY COMPLETES 400-TONNE MINI BULK SAMPLE AT CHURCHILL PROJECT'S KAHUNA KIMBERLITE

New Kimberlite Discovered

Stornoway Diamond Corporation (SWY:TSX) and Shear Minerals Ltd. (SRM:TSXV) today announced that the collection of a 400-tonne mini bulk sample from the Kahuna kimberlite dyke on the Churchill project in Nunavut is now complete and that shipment of sample material off-site has commenced. In addition, a new kimberlite, KD308, located along a parallel structure close to the Kahuna dyke, has been discovered from drilling.

Bulk Sampling Update

Approximately 400 tonnes of kimberlite was collected from three surface pits situated along a strike length of 215 metres at the Kahuna kimberlite dyke. Locations were selected based on overburden depths of less than three metres. So far, 150 tonnes has been transported overland to Rankin Inlet and the remaining 250 tonnes at site is scheduled for shipment in the coming days. Part of the sample will be transported immediately to an independent processing facility with the remainder of the sample shipping to follow later by barge.

Not unexpectedly, the Kahuna kimberlite appears to be structurally controlled and displays local variability in width from one to four metres with wider zones within the sampling pits. One exposure in the sampling pit, for example, measured a true width of 4.7 metres. Additional delineation drilling will be required to determine its overall size and tonnage potential.

The aim of the bulk sampling program at Churchill in 2007 is to recover at least 200 carats of diamonds from one or more of the kimberlites to better estimate grade and provide a preliminary assessment of diamond value. The Kahuna kimberlite returned an encouraging initial diamond sample grade of 1.09 carats per tonne and appears to contain the highest tonnage potential of the four diamond bearing kimberlites discovered last summer. The diamond populations are dominated by clear white (colourless) stones with high value characteristics which indicate the potential for high average diamond values.

Drilling is now underway at the Notch kimberlite to test for overburden depths in advance of bulk sampling. Sample collection is dependent upon weather conditions and may continue into the summer months.

KD308 Kimberlite Discovery

Exploration drilling has intersected a new kimberlite, KD308. Two holes were drilled into the target. Both intersected kimberlite that is interpreted to represent a possible kimberlite blow with a true width of about 23 metres situated along a prominent structure that parallels the Kahuna trend, some 2.5 kilometres to the east.

Target KD308, which was first drilled in 2006 but not explained due to drilling difficulties, is characterized by a roughly circular magnetic high anomaly approximately 100 meters in diameter that lies underneath a small lake and along a northeast trending dyke-like structure. The kimberlite has been described as moderately macrocrystic kimberlite with 20-25% olivine macrocrysts and other indicator minerals including ilmenite, blue green phlogopite, orange garnets, chrome diopside and chromite. Several eclogitic nodules

were observed. Intervals contained country rock xenoliths and possible mantle nodule breccias. Representative samples have been sent for petrographic analysis by Mineral Services Canada. A total of 160kg of split core from both holes has also been shipped to the Saskatchewan Research Council for microdiamond recovery.

Below is a table with details of the KD308 drill intercepts:

Drill Hole ID	Dip (degrees)	Azimuth (degrees)	End of Hole (m)	Overburden (m)	Kimberlite Intercepts (m)	Total Kimberlite (m)
07KD308-02	-64	015	113.0	9.8	20-73; 79.5-80.1, 86.5-88.1	55.2
07KD308-03	-45	285	80.0	7.4	26-62.2	36.2
06KD308-01[1]	-50	025	161.0	6.8	147.3-147.4	0.1

[1] Hole drilled in 2006

The Churchill Diamond Project is comprised of mineral rights to more than 2 million acres located near the communities of Rankin Inlet and Chesterfield Inlet in the Kivalliq region of Nunavut. To date the partners have discovered over 50 kimberlites on the Churchill and Churchill West projects including four kimberlite dykes that host significant diamonds. The 2007 field program is under the supervision of Jennifer Burgess, P. Geol., a Qualified Person under NI 43-101.

On behalf of the Board
STORNOWAY DIAMOND CORPORATION
/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer

END

For further information, please contact Nick Thomas at 604-331-2259 or (888) 338-2200
** **Website:** www.stornowaydiamonds.com **Email:** info@stornowaydiamonds.com **